Form 20-F
period 2009-12-31
Exceed Co Ltd.
filed 2010-04-07
CIK 1396016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________.

Commission file number:

EXCEED COMPANY LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central
Hong Kong
 (Address of principal executive offices)

Tai Yau Ting
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Tel: 852 3669 8105
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Ordinary shares of par value US$0.0001 per share	The NASDAQ Capital Market
Warrants	The NASDAQ Capital Market
Units consisting of one ordinary share and one warrant	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,654,904 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☑ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
☐ Large accelerated filer ☐ Accelerated filer  ☑ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
☐ U.S. GAAP    ☑International Financial Reporting Standards as issued by the International Accounting Standard Boards    ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes  ☑ No

CONVENTIONS WHICH APPLY TO THIS FORM

Except where the context otherwise requires and for purposes of this form only:

•
“Acquisition” refers to the purchase by 2020 Chinacap Acquirco, Inc., or 2020, and Exceed of all the issued and outstanding ordinary shares of Windrace pursuant to as sales and purchase agreement dated May 8, 2009;

•	“business combination” refers to the completion of the Acquisition effective on October 21, 2009;

•	“China” or “PRC” refers to the People’s Republic of China;

•	“Elevatech” refers to Elevatech Limited;

•	“Exceed” refers to Exceed Company Ltd.;

•	“Exceed Brand Management (BVI)” refers to Exceed Brand Management (BVI) Co. Ltd.;

•	“Exceed Brand Management (HK)” refers to Exceed Brand Management (Hong Kong) Company Limited;

•	“IFRS” refers to International Financial Reporting Standards;

•	“RichWise” refers to RichWise International Investment Group Limited;

•	“we”, “us”, “our company” and “our” refer to Windrace and its consolidated subsidiaries prior to the Acquisition and Exceed and its consolidated subsidiaries following the Acquisition;

•	“Windrace” refers to Windrace International Company Limited;

•	“XDLong China” refers to Xidelong (China) Co. Ltd.;

•	“XDLong Fujian” refers to Fujian Xidelong Sports Goods Co., Ltd.;

•	“XDLong HK” refers to Hei Dai Lung Group Company Limited; and

•	“XDLong Investment” refers to Windrace Investment Holding Limited.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, for all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Translation of amounts Renminbi into U.S. dollars was calculated at the rate of US$ 1.00 = RMB 6.8259 on December 31, 2009 solely for the convenience of the reader. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On April 2, 2010, the exchange rate was RMB6.8255 to US$1.00.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the five years ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our consolidated financial statements. The report of Crowe Horwath LLP, an independent registered public accounting firm, on our consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three year period ended December 31, 2009 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Statements of Operations and Comprehensive Income Data
Revenues	301,554	687,569	1,296,402	1,820,282	2,077,958	304,423
Cost of sales	(241,242)	(511,068)	(959,526)	(1,323,262)	(1,464,856)	(214,603)
Gross profit	60,312	176,501	336,876	497,020	613,102	89,820
Other income and gains	214	235	889	1,188	5,855	858
Selling and distribution costs	(34,520)	(76,560)	(137,077)	(225,752)	(268,123)	(39,280)
Administrative expenses	(6,208)	(15,541)	(29,984)	(29,205)	(44,509)	(6,521)
Aborted IPO expenses	―	―	―	(31,382)	―	―
Research and development expenses	(2,009)	(5,489)	(12,784)	(17,649)	(24,953)	(3,656)
Finance costs	(1,315)	(1,332)	(1,352)	(23,511)	(29,566)	(4,332)
Share of loss in jointly-controlled entity	―	―	―	―	(16)	(2)
Profit before tax	16,474	77,814	156,568	170,709	251,790	36,887
Tax	(1,990)	(9,974)	(21,783)	(2,181)	(3,771)	(552)
Profit for the year	14,484	67,840	134,785	168,528	248,019	36,335
Earnings per share(2)
Basic	0.85	3.99	7.93	9.91	12.68	1.86
Diluted	0.85	3.99	7.93	9.91	10.83	1.59

	As December 31,
	2005	2006	2007	2008	2009
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	5,469	14,714	67,725	120,068	262,204	38,413
Working capital(3)	11,666	(43,158)	(403)	9,095	846,507	124,014
Total assets	112,995	302,184	597,011	815,387	1,467,785	215,031
Total liabilities	85,288	206,173	281,784	489,549	319,353	46,785
Total stockholders’ equity	27,707	96,011	315,227	325,838	1,148,432	168,246

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009.

(2)	Calculated on the basis of the business combination completed on October 21, 2009. See note 24 of our consolidated financial statements included elsewhere in this form.
(3)	Working capital represents total current assets less total current liabilities.

EXCHANGE RATE INFORMATION

This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and we make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Average(2)	High	Low	Period End
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8087
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8300	6.8438	6.8180	6.8259

	Renminbi per U.S. Dollar Exchange Rate
	High	Low
December 2009	6.8299	6.8244
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010 (through April 2)	6.8263	6.8255

(1)
For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period.

On April 2, 2010, the daily exchange rate was RMB6.8255 to US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

Risks Relating to Our Business

Deterioration of economic conditions and a resulting decrease in consumer demand for our products could materially adversely affect our financial condition and results of operations.

Demand for our products, and the resulting purchase orders from its distributors, is largely dependent upon prevailing economic conditions. The recent financial crisis and economic downturns in global markets have impacted, and could further impact, the purchase orders from our distributors. For example, although our revenue decreased in the first half of 2009 compared to the same period in 2008, demand for our products started to improve in the second half of 2009 and our revenues increased 14.2% from RMB1,820.3 million for the year ended December 31, 2008 to RMB2,078.0 million for the year ended December 31, 2009. In the event the demand for consumer products declines in China as a result of a downturn in global economic conditions, demand our sports products could decrease.

We distribute our products mainly through the Xidelong retail stores operated by independent third party distributors over which we have limited control.

We distribute our products mainly through the Xidelong retail stores, which offer our products exclusively and do not carry other brands’ products. Our 22 distributors own and operate all Xidelong retail stores. They operate some of the Xidelong retail stores directly and delegate operation of the remaining stores to third parties. We have limited control over the Xidelong retail stores operated by our distributors and authorized third party retail store operators. We have contractual relationships only with our distributors and not with authorized third party retail store operators. There can be no assurance that these current distribution arrangements provide us with sufficient control to ensure the Xidelong retail stores sell our products on an exclusive basis or to prevent our Xidelong brand from being associated with any negative image relating to quality or customer service. Such association could damage our brand image and reputation and could have a material adverse effect on our business, results of operations and financial condition. Further, if distributors experience financial difficulties, they may unilaterally attempt to liquidate their inventory build-up through discounts at their Xidelong retail stores without our approval, which may damage the image and the value of our ““ (Xidelong) brand.

Adverse changes in the business and creditworthiness of our distributors could materially adversely affect our financial condition and results of operations.

We derive all of our revenue from sales to distributors. Such arrangement is risky for the following reasons:

•	Our distributors generally do not have any contractual obligation to purchase minimum quantities of our products and may reduce purchases of our products on short notice.

•
Our sources purchase orders primarily at sales fairs, and such orders constitute approximately 80% to 90% of our annual revenue. Purchase order quantities may be subsequently adjusted upward or downward by amounts ranging from 10% to 15% before finalization. In 2008, we agreed with certain distributors to reduce orders by 15% to 20% before finalization to prevent overflow of inventory among such distributors arising out of any decreased consumer demand resulting from the reduction of delivery due to anticipated reduced consumer demand arising from the financial crisis and economic downturn that began in 2008. The products we ship to our distributors are based on actual orders received from distributors after upward or downward adjustments, if any.

•
Certain distributors, especially those adversely affected by the worsened economic conditions, may delay or default on their payments to us. Increased credit risk of distributors may materially adversely affect our financial condition and results of operations and limit our growth prospects.

If our distributors perform poorly or if we fail to maintain good relationship with our distributors or retain them in our distribution network, our sales, financial condition and operating results may be adversely affected.

We rely on our distributors for the expansion of our retail sales network but they may not be willing to accommodate the needs of our business plans.

As of December 31, 2009, our distribution network consisted of 3,694 Xidelong retail stores covering 28 provinces and municipalities in China, 1,000 of which were operated directly by 22 distributors and the remaining 2,694 were operated indirectly through authorized third party retail store operators. We rely on our existing and new distributors to assist us in exploring new markets for our products and identifying potential locations for new stores. Some of our distributors, however, also distribute other brands of sports and leisurewear products, including competitor brands. Although these distributors are required to operate separate retail stores for other brands’ products, there can be no assurance that they will always provide favorable retail store locations and marketing resources to us. There can be no assurance that their expansion would be timely or sufficient in scope to satisfy the needs of our business.

We rely on several large distributors for a significant portion of our sales.

We derive a significant portion of our sales from several large distributors. For 2007, 2008 and 2009, sales to our top five distributors accounted for approximately 43.4%, 43.1% and 46.0%, respectively, of our total revenue. For 2007, 2008 and 2009, sales to our single largest distributor accounted for approximately 13.8%, 12.3% and 13.0%, respectively, of our total revenue. We generally enter into distributorship agreements with our distributors for up to a term of 12 months. Starting from 2009, the duration of the renewal for distribution agreement has been extended from one year to three years. The duration of our contractual relationships with each of our top five distributors has been for more than three years. We do not manufacture our products on a make-to-order basis, but take orders for our prototype products at sales fairs before entering into sale contracts with our distributors to manufacture our products. Our purchase orders at sales fairs constitute approximately 80% to 90% of our revenue. There can be no assurance that our top distributors will renew their distributorship agreements with us on commercially acceptable terms or at all.

Under our agreements with our distributors, we appoint only one distributor instead of multiple competing distributors for one designated geographical area or region. This enables us to manage and monitor the distributor and the Xidelong retail stores in the designated region more effectively. While we may rely on a sole distributor in a designated region to sell our products, we believe that we would be able to appoint a replacement distributor in the designated region if the need arises. However, to the extent that any distributor for any particular market ceases to cooperate with us for any reason and we are not able to find a suitable replacement distributor for that market in a timely manner, we may lose significant business in that market. Furthermore, our top distributors are not obliged to continue to place orders with us at the same levels as before or at all. There can be no assurance that we would be able to obtain orders from other distributors to replace any such lost sales. Any substantial reduction in purchases from our top distributors, or any failure to renew their agreements with us, may result in a significant loss of sales and our business, financial condition and results of operation may be materially adversely affected.

The wholesale prices at which we sell our products to our distributors are determined by factors beyond our control. In addition, sales of our products at a discount to suggested retail price to end customers could have an adverse effect on our business and brand name.

The prices at which we sell our products are affected by supply and demand fluctuations inherent in the market for our products. Under our business model, we sell our products to distributors and do not sell directly to consumers. We do not have any agreements with our distributors that provide for a minimum purchase price at which the distributors buy our products. We do, however, provide suggested retail prices. As such, the wholesale prices we offer for our products to our distributors must match the distributors’ expectations for the retail sale of our products to consumers. If distributors believe that our suggested retail prices do not justify the wholesale prices at which we are offering them, they may require us to lower our wholesale prices. If the wholesale prices of our products should decrease, our growth targets, financial condition, and results of operations may be materially adversely affected.

During the years ended December 31, 2007, 2008 and 2009, a number of distributors notified us of certain products with minor deviation from specification. Because such deviation and the amounts involved were immaterial, we allowed the distributors and their authorized third-party retailers to sell these products at a discount to the suggested retail prices to end consumers. The amounts of any such discount were decided and approved by us on a case-by-case basis. Further, such discounts only affected the suggested retail prices to end consumers and had no impact on our revenue because the wholesale price at which we sold these products to the distributors remained unchanged. However, if the deviation from specification and the amounts involved were to become material in the future, the distributors could potentially negotiate for a reduction in wholesale prices, which would adversely affect our business. Increased sales of products with deviation from specifications could also damage our brand image.

We are exposed to credit risks of our distributors, some of which may experience financial difficulties, which could in turn adversely affect our financial condition and results of operations.

We provide credit terms to our distributors based on our assessment of each distributor’s financial condition. Our distributors place advance orders at sales fairs but the risk of default may increase when dealing with financially ailing distributors or distributors struggling with economic uncertainty. Our increased sales going forward may rely heavily on credit, and we may be unable to collect these accounts receivable in full or at all. The loss of, or significant decrease in, sales to these distributors, or their failure to pay us in a timely manner or at all, could materially adversely affect our business, financial condition and results of operation.

Our sales to distributors may not directly correlate to the demand for our products by end consumers, which could adversely affect our ability to accurately track market trends and preferences of end consumers for our products and respond to such changing market dynamics.

We sell our products to distributors and do not sell directly to end consumers. We neither accept returns from distributors of unsold stock nor track information on a real-time basis with respect to the inventory levels and movements of our products at all of the Xidelong retail stores. Our distributors do not provide us with any sales reports. Therefore, in order to monitor consumer demand for our products, we require our distributors to submit inventory reports that provide information on the sales of our products by our distributors. These reports enable us to identify whether our products are gaining consumer acceptance at the Xidelong retail stores. However, such reporting system requires the cooperation of the distributors to report accurately and submit the relevant inventory data to us on a timely basis. If our distributors do not provide accurate and timely inventory data, we are not able to assess accurately whether our sales to distributors track sales of our products to end consumers. Further, we are only able to obtain inventory data from the retail stores directly operated by the distributors but not the authorized third party retail store operators because we do not have contractual relationships with them. Therefore, we rely on our distributors to monitor inventory levels and overall sales performance of authorized third party retail store operators. If we are unable to track end-consumer sales accurately, we may not be able to assess market trends and preferences, which ultimately could have a material adverse effect on our revenue.

We face increasing labor costs and other costs of production in the PRC, which could materially adversely affect our profitability.

The sportswear manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs, including both our own manufacturing and outsourcing costs, will likely increase. This may in turn affect the selling prices of our products, which may then affect the demand of such products and thereby adversely affect our sales, financial condition and results of operations. Moreover, increases in costs of product parts required for production of our products, such as natural and synthetic leather, and semi-finished rubber soles, increases in electricity costs and other increases in production costs, may cause similar adverse effects, particularly if we are unable to identify and employ other appropriate means to reduce our costs of production. Furthermore, we may not be able to pass on these increased costs to consumers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease and our financial results may be adversely affected.

Interruptions in our supply of raw materials and product parts could adversely affect our business, financial condition and results of operations.

We purchase a large portion of our raw materials and product parts from a small number of suppliers. For 2007 and 2008, our standard supply agreements were for one year. Starting from 2009, such agreements have been extended to two years. For 2007, 2008 and 2009, we purchased raw materials for our products from 38, 36 and 53 suppliers, respectively, most of which are located in Quanzhou, which is adjacent to Jinjiang. Our contractual relationships with most of our suppliers have been in place since 2004. For 2007, 2008 and 2009, our top five raw material suppliers and subcontractors accounted for approximately 35.6%, 40.4% and 43.7%, respectively, of our total purchases from raw material suppliers and subcontractors. During the same periods, our single largest supplier accounted for approximately 7.9%, 9.9% and 9.6%, respectively, of our total purchases. There can be no assurance that our top suppliers will continue to deliver raw materials or product parts to us in a timely manner or at acceptable prices and quality, or at all. Any disruption in supply of raw materials or product parts from our suppliers may adversely affect our business, financial condition and results of operations.

Our profitability may decrease if we are unable to pass on increased cost of raw materials and product parts to our customers.

Our manufacturing operations depend on adequate supplies of raw materials and product parts. We purchase all of our raw materials on an order-by-order basis with suppliers. The prices of certain of our key raw materials, such as synthetic leather, are subject to factors beyond our control, such as fluctuations in crude oil prices. We may also experience difficulty in obtaining other acceptable quality materials on a timely basis and the prices that we pay for such materials may increase due to increased demand or other factors. We may not be able to pass on the increased cost to our customers by increasing the selling prices due to competitive pressure in the markets. In such circumstances, our business, financial condition and results of operations may be adversely affected.

We rely on third party contract manufacturers for a portion of our footwear production and all of our apparel and accessories production and failure of such parties to provide products in a timely fashion could adversely affect our business, financial condition and results of operations.

During 2007 and 2008, we outsourced a portion of our footwear production to three contract manufacturers and all of our apparel and accessories production to more than 30 contract manufacturers. During 2009, we outsourced production of a portion of our footwear to three contract manufacturers and all of our apparel and accessories to more than 20 contract manufacturers.  The table below sets forth the percentages of the products that we outsourced to these contract manufacturers in terms of sales volume for the periods indicated:

	For the year ended December 31,
	2007	2008	2009
Footwear	37.1%	47.8%	39.2%
Apparel	100.0%	100.0%	100.0%
Accessories	100.0%	100.0%	100.0%

For 2007 and 2008, the duration of agreements with our contract manufacturers for footwear, apparel and accessories had been one year. Starting from 2009, the duration of agreements with our contract manufacturers has been extended to two years.

For 2007, 2008 and 2009, our single largest contract manufacturer of footwear accounted for approximately 35.2%, 40.8% and 37.9%, respectively, of our total purchases of footwear. For 2007, 2008 and 2009, our single largest contract manufacturer for apparel and accessories accounted for approximately 14.8%, 15.7% and 17.7%, respectively, of our total purchases of apparel and accessories. For 2007, 2008 and 2009, our top five contract manufacturers for apparel and accessories accounted for approximately 48.0%, 57.1%, and 64.3%, respectively, of our total purchases of apparel and accessories.

We have not entered into any long term contracts with these contract manufacturers. As such, there can be no assurance that we can renew these contracts upon expiry, on commercially acceptable terms, or at all. Contract manufacturers may unilaterally terminate our supply contracts or they may seek to increase the prices that they charge. As a result, we are not assured of an uninterrupted supply of footwear, apparel and accessories of acceptable quality or at acceptable prices from our contract manufacturers. We may not be able to offset any interruption or decrease in supply of our products by increasing production at our own production facilities due to capacity constraints, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner at commercially acceptable terms. Any disruption in our supply of products from contract manufacturers may adversely affect our business and could result in loss of sales and increase in production costs, which would adversely affect our business and results of operations.

We may be involved in legal proceedings arising from violation of relevant laws, rules or regulations particularly in respect of labor and environmental protection by third party contract manufacturers and suffer from damage to our reputation.

We contract with third-party contract manufacturers and raw material suppliers. In order to protect the reputation of our brand, we strive to adhere to all relevant laws, rules and regulations, particularly in respect of labor and environmental protection. However, we do not exercise any control over the operations of our contract manufacturers or suppliers and are therefore not able to ensure their compliance with applicable laws and regulations. Therefore, there can be no assurance that our contract manufacturers or suppliers are in compliance with, or will comply with, all applicable labor and environmental laws, rules and regulations with respect to their manufacturing operations. In the event that our contract manufacturers or suppliers violate any of these laws, rules or regulations, any resulting negative publicity may damage our brand and defeat our brand building efforts. In the event that we are named as a defendant in a lawsuit or any other proceeding arising from violations by our contract manufacturers or suppliers of any applicable laws, rules or regulations with respect to their manufacturing operations, we will incur costs and resources in defending ourselves in such a lawsuit or proceeding. As a result of the foregoing factors, our business, profitability and results of operations may be adversely affected.

Failure to continue to obtain high quality endorsers to promote our products could harm our business.

We engage external educational institutions, former professional athletes and celebrities to promote our products and establish the credibility of our products with consumers. If any of the endorsers associated with our products were to stop using our products in violation of their endorsement agreements, our business could be adversely affected. In addition, actions taken by these endorsers that harm their reputations could in turn also harm our brand image with consumers, which could have an adverse effect on our sales and financial condition. In addition, poor performance by our endorsers in their fields, our failure to continue to identify correctly promising athletes and/or celebrities to use and endorse its products, or our failure to enter into endorsement arrangements with prominent athletes and sports organizations, could adversely affect our brand and result in decreased sales of our products.

Failure to effectively promote or maintain the Xidelong brand may affect our performance and sales and cause us to incur significant costs.

The image of the Xidelong brand is an important factor in influencing consumer preferences and building brand loyalty. Promoting and maintaining the Xidelong brand is therefore crucial to our success and growth within the PRC sportswear market. We have a branding and promotional department that deals mainly with media arrangements, sponsorships and other endorsement activities. We use a variety of media, such as television, newspapers, magazines, the Internet and outdoor billboard displays to build both regional and national brand recognition. We collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand. For 2007, 2008 and 2009, we spent approximately 7.2%, 7.5% and 7.8%, respectively, of our annual revenue on advertising and promotional activities. If we are unsuccessful in promoting our Xidelong brand among its targeted consumer groups, the goodwill and consumer acceptance of our Xidelong brand may be eroded, and our business, financial condition, results of operations and prospects may be adversely affected. As we also promote our brand through athletes, media celebrities and spokespersons, our brand is partly dependent on the public perception of these individuals, over which we have no control. Any negative publicity, whether in the PRC or abroad, in relation to our brand or our brand representatives could have an adverse effect on the public’s perception of our brands, which could have a negative impact on our business and results of operations.

In addition, we have incurred and expect to continue to incur significant costs and expenses arising out of our brand-building activities, including sponsorships and increased advertising in regional and national newspapers, magazines, the Internet, television and billboard displays. These activities may not be successful in building the goodwill and profile of our brand, which could have a negative effect on our sales and results of operations.

Our sales may be affected by seasonality, weather conditions and a number of other factors.

We operate our business in the PRC and derive all of our revenue from these operations. Generally, PRC consumers’ spending behavior is stable year-on-year but varies seasonally, particularly during the Chinese New Year in early spring, the Labor Day holiday in early May, the summer months and the National Day holiday in early October.

Generally, we experience moderate fluctuations in our aggregate sales volume during the year. Historically, revenues in the third and fourth fiscal quarters have slightly exceeded those in the first and second fiscal quarters. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and accessories. In addition, unexpected and abnormal changes in climate may affect sales of our products that are timed for release during a particular season. For example, the climate change resulted in an extended winter season from 2008 to 2009 in many regions in China. A longer winter adversely affected the delivery schedules to the distributors and the sales volumes of our spring and summer collections in the first quarter of 2009.

Fluctuations in our sales may also result from a number of other factors including:

•	the timing of our competitors’ launch of new products;

•	the timing of international and domestic sports events;

•	consumer acceptance of our new and existing products;

•	changes in the overall sportswear industry growth rates;

•	economic and demographic conditions that affect consumer spending and retail sales;

•	the mix of products ordered by our distributors;

•	the timing of the placement and delivery of distributor orders; and

•	variation in the expenditure necessary to support our business.

As a result, we believe that comparisons of our operating results between any interim periods may not be meaningful and that these comparisons may not be an accurate indicator of our future performance.

Our operations may be disrupted and our business, financial condition and/or results of operations may be adversely affected by a failure in our facilities for reasons beyond our control.

Our manufacturing operations could be disrupted for reasons beyond our control. The causes of disruptions may include extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions or environmental issues. Any significant disruption to our operations could adversely affect our ability to make and sell products.

In addition, the occurrence of any of these events could have a material adverse effect on the productivity and profitability of any of our manufacturing facilities and on our business, financial condition or results of operations, and/or the operations of our distributors.

In May 2008, Wenchuan County of Sichuan Province, a region that is approximately 360 kilometers away from Chongqing City, suffered an earthquake with an 8.0 magnitude on the Richter Scale. 87 retail stores of our distributors were shut down as a result of the earthquake. There can be no assurance that we will not suffer any further losses in the future as a result of similar reasons beyond our control.

We have a limited operating history and our historical results of operations of our apparel business may not be indicative of our future performance.

Our business began when XDLong Fujian was established in September 2001. We therefore have a limited history of operation and the historical financial information in this registration statement may not necessarily reflect our future results of operation. There also may not be a sufficient basis to evaluate our future prospects.

Further, since the commencement of our apparel business in 2003, we have outsourced all of our apparel production to contract manufacturers. We are currently examining plans to commence our own production of apparel. We have a limited operating history in the sale and marketing of apparel and do not have any experience in manufacturing apparel. As a result, the historical operating results of our apparel business may not provide a meaningful basis for evaluating the performance of our apparel business going forward and may not be indicative of our future performance.

If we are unable to increase our production capacity due to our internal production constraints or our inability to locate suitable contract manufacturers with sufficient production capacity of their own, our operating results may be adversely affected.

We manufacture a significant portion of our footwear at our production facility in Jinjiang, Fujian province. We outsource the manufacturing of a portion of our footwear and all of our apparel and accessories to contract manufacturers. Although we produce a portion of our footwear products in house, we expect to continue to rely on contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories. Therefore, our ability to continue to increase our sales depends on the successful expansion of our footwear production capacity at our production facility and the availability of contract manufacturers with sufficient production capacity of their own. If we are unable to continue to increase our internal production capacity or engage suitable contract manufacturers, our operating results may be adversely affected.

We may not be able to manage our growth effectively and our growth may slow down in the future.

We have been expanding our business rapidly and intend to continue to do so either through organic growth or through acquisitions and investments in related businesses as we deem appropriate. Such expansion may place a significant strain on our managerial, operational and financial resources. Further, we have no prior experience in engaging in the management and operation of retail stores or retail business. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing our growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. There can be no assurance that our personnel, procedures and controls will be managed effectively to support our future growth adequately. Failure to manage our expansion effectively may affect our success in executing our business plan and adversely affect our business, financial condition and results of operation. In addition, our growth in percentage terms may slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

We may not be successful in our future expansion plans and may be unable to secure sufficient funding for such plans to further grow our business.

Our business expansion plans will require us to increase investments in, and devote significant resources to, our brand promotion efforts, internal production capacities, research and design capabilities and the Xidelong sales distribution network operated by our distributors. If we fail to implement our future expansion plans, we may not achieve our growth target. Furthermore, our ability to obtain adequate funds to finance our expansion plans depends on our financial condition and results of operations, as well as other factors that may be outside our control, such as general market conditions, the performance of the PRC sportswear industry, and political and economic conditions in China. If additional capital is unavailable, we may be forced to abandon some or all of our expansion plans, as a result of which our business, financial condition and results of operations could be adversely affected.

Loss of any key executive personnel or any failure to attract such personnel in the future will adversely impact our business and growth prospects.

Our future success will depend on the continued service of our senior management. In particular, Mr. Lin Shuipan, chairman of the board and chief executive officer, has over 15 years’ experience in the sportswear industry and is responsible for our overall corporate strategies, planning and business development. His experience and leadership is critical to our operations and financial performance. We do not maintain any “key-man” insurance policy. If we lose the services of Mr. Lin or any of our key executive personnel and cannot replace them in a timely manner, such loss may reduce our competitiveness, and may adversely affect our financial condition, operating results and future prospects. In addition, our success depends significantly on other personnel and, in particular, our team of designers. Other international and domestic competitors that operate in the PRC may be able to offer more favorable compensation packages to recruit personnel whom we consider desirable. Our continued success will depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to attract, assimilate or retain the personnel whom we need. Our staff expenses in relation thereto may increase significantly. This may adversely affect our ability to expand our business effectively.

Failure to develop technically innovative products could adversely affect our competitiveness.

While design and aesthetics of our products are important factors for consumer acceptance of our products, technical innovation in the design of footwear, apparel, and sports equipment is also essential to the commercial success of our products. Research and development plays a key role in technical innovation. We rely upon specialists in the fields of biomechanics, exercise physiology, engineering, industrial design and related fields, and other experts to develop cutting edge performance products. While we strive to produce products that help to reduce injury, enhance athletic performance and maximize comfort, our failure to introduce technical innovation in our products could result in a decline in consumer demand for our products.

Our research and development capabilities may be adversely affected if we are unable to renew the technology cooperation agreement with the China Institute of Sport Science.

One element of our growth strategy is to continue to design and manufacture products through further investment in product design and research and development initiatives. We primarily rely on the China Institute of Sport Science for such research and development initiatives. Our technology cooperation agreement with the China Institute of Sport Science, General Administration of Sport of China is for a term of five years from October 20, 2006, which we may renew at our option. There can be no assurance, however, that the China Institute of Sport Science will comply with the terms and conditions of the agreement and the renewal provisions. If we do not renew the agreement or if the China Institute of Sport Science breaches the agreement prior to the expiration of its term for any reason, our research and development capabilities may be adversely affected. This could in turn have an indirect adverse effect to our results of operations and financial condition.

We may be involved in litigation on intellectual property infringement or other litigation or regulatory proceedings, which could adversely affect our reputation, financial condition and results of operations.

We may design products with elements that may inadvertently infringe copyright or other intellectual property rights, as a result of which other parties may initiate litigation or other proceedings against us. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings may be uncertain. Furthermore, our reputation may be adversely affected.

We may be subject to other lawsuits and regulatory actions relating to its business from time to time. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse impact on our business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management’s attention from our operations and result in substantial legal fees.

If we are unable to protect adequately our intellectual property, we may be involved in legal proceedings, which could be expensive and time consuming, and consumers may shift their preference away from our products.

We believe that our trademarks, patents, and other intellectual property rights are important to our brand, success and competitive position. We consider the Xidelong and ““ trademarks to be among our most valuable assets, and we have registered these trademarks in the PRC. In addition, we own other trademarks that we use in marketing our products. We periodically discover products that we believe are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. We may pursue litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. If we are unsuccessful in challenging a party’s products based on trademark or design or utility patent infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. The actions we take to establish and protect trademarks, patents, and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products on grounds of violations of proprietary rights.

Changes in existing laws and regulations or additional or stricter laws and regulations on environmental protection in the PRC may cause us to incur additional capital expenditures.

Our production facility is located in Jinjiang, Fujian province and is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing that may generate industrial waste to adopt effective measures to control and properly dispose of such waste. The relevant administrative department for environmental protection can levy fines for any violations of such environmental laws or regulations. For material violations, the PRC government may suspend or close any or all of our operations. There can also be no assurance that the PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulation. Compliance with any of these additional or stricter laws or regulations may cause us to incur additional capital expenditure, which we may be unable to pass on to customers through higher prices for our products.

Our current insurance coverage may not be sufficient to cover the risks related to our operations.

Our operations are subject to hazards and risks normally associated with manufacturing operations, which may cause damage to persons or property. Currently, we maintain insurance policies for damage to real property and for employer liability for personal injury of employees. We are not required under PRC law to maintain, and we do not maintain, any product liability insurance. If we were found liable for any product liability claim, we may be required to pay substantial damages. Even if we were successful in defending such a claim, we may incur substantial financial and other resources in defending such a claim. Under such circumstances, our financial results will be adversely affected. Depending on the outcome of any such claim, the reputation of Xidelong brand may also be adversely affected. Further, we do not maintain business interruption insurance or third party liability insurance against claims for property damage, personal injury and environmental liabilities. The occurrence of any of these events may result in interruption of our operations and subject us to significant losses or liabilities. Any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

If we are not in compliance with PRC laws and regulations, we may be subject to certain legal consequences under PRC law.

Pursuant to the State-owned Land Use Right Transfer Contract for the grant of land use rights for the production site in Jinjiang, XDLong Fujian was required to commence construction by February 28, 2006. However, XDLong Fujian did not commence construction by such date. XDLong Fujian is applying to relevant local government agency to postpone construction on the land. However, it is possible that the local government will repossess the land before XDLong Fujian obtains an approval to postpone construction. The land covers an area of approximately 15,000 square meters and XDLong Fujian paid approximately RMB531,000 to the government as land grant fees. If the local government repossesses the land, we will lose our land use rights over the land and we will not be able to recover the land grant fees previously paid to the government. In addition, we will not be able to construct additional facilities on the land to implement our expansion plans.

Under PRC law, a company must apply to the environmental protection authority in the PRC for an environmental protection examination and acceptance after completion of a construction project. XDLong China has not applied for an environmental protection examination and acceptance for a construction project that it finished. As a result, the environmental protection authority has the right to request XDLong China to rectify such non-compliance by applying for an environmental protection examination and acceptance within a specified period. If XDLong China fails to obtain an environmental protection examination and acceptance within the specified period of time, XDLong may be subject to a fine up to RMB50,000 or be ordered to suspend its operations.

Difficulties in obtaining new credit facilities or acceleration of payments under existing credit facilities could have an adverse effect on our liquidity.

Under the current economic situation, banks and other financial institutions have tightened lending to businesses. As a result, businesses have difficulties in obtaining credit at commercially acceptable terms, or at all. While we obtained a new bank borrowing of RMB90.5 million in the year ended December 31, 2009, there can be no assurance that we will continue to be able to obtain additional funding when the need arises if current economic situation persists. If we are unable to obtain new credit facilities and are unable to finance our liquidity or working capital requirements through cash flows from operating activities or other sources, our financial condition and results of operations could be adversely affected.

In addition, certain of our existing credit facilities require consent from lenders in advance of a material change of ownership or change of business operations, including restructuring, mergers and acquisitions. As of December 31, 2009, an aggregate outstanding amount of RMB83.0 million of our outstanding loans requires such consent. Jingtian & Gongcheng, Windrace’s PRC counsel, is of the opinion that these loan agreements require consent for transactions that occur in the PRC. Therefore, offshore transactions such as the Acquisition should not require consents from the banks. In the event that the banks are of a different opinion and believe that the Acquisition constitutes a material change of ownership or change of business operations and therefore require consents in advance of such changes, we could be deemed as in breach of these agreements for not having obtained such consents in advance of relevant changes. If the banks accelerate our payment obligations under these agreements, our liquidity could be adversely affected.

We relied on loans from Mr. Lin Shuipan, our Chief Executive Officer, in 2007, 2008 and 2009 for our expansion and the cessation of such shareholder support may affect our cash flows.

We had advances from Mr. Lin Shuipan, our Chief Executive Officer, in the amount of approximately RMB82.5 million, RMB0.9 million, and RMB1.7 million in 2007, 2008 and 2009. These advances mainly served as short term funds to support the expansion of our footwear production facilities and the construction of our office building in Jinjiang. In the event that we fail to generate sufficient cash flows from our operations or obtain alternative financing to meet our operating expenditures in the future, our working capital will be constrained.

Our risk management and internal control systems improvements may not be adequate or effective, which could adversely affect our business, financial condition and results of operations.

We have established risk management and internal control systems consisting of relevant organizational framework, policies, procedures and risk management methods that we believe are appropriate for our business operations, and we seek to continue to improve such risk management and internal control systems from time to time. However, due to the inherent limitations in the design and implementation of risk management and internal control systems, there can be no assurance that our risk management and internal control systems will be sufficiently effective in identifying and preventing all such risks.

In addition, as some of our risk management and internal control policies and procedures are relatively new, we may need to establish and implement additional risk management and internal control policies and procedures to improve further our systems from time to time. Our risk management and internal control systems also depend on their implementation by our employees, there can be no assurance that such implementation will not involve any human errors or mistakes. If we fail to timely adapt and implement our risk management and internal control policies and procedures, our business, results of operations and financial condition could be materially adversely affected.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports.  This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities & Exchange Commission that permit us to provide only our management’s report in this annual report.  Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2009. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Relating to the Industry in Which We Operate

Our products face intense competition, and we may not have the resources necessary to compete with competitors.

We are a sports and leisure footwear, apparel and accessories company. This industry is highly competitive in the PRC and the competitors in this market include both international and domestic companies. Some of our competitors may have greater financial, research and development and design, marketing, distribution, management or other resources. Our results of operations could be affected by a number of competitive factors, including entry by new competitors into our current markets, expansion by existing competitors, better marketing/advertising leading to stronger brand equity for the competitors, and competition with other companies for the production capacity of contract manufacturers. Our results of operations and market position may be adversely impacted by these competitive pressures.

There can be no assurance that our strategies will remain competitive or that we will continue to be successful in the future. Increased competition could result in a loss of our market share. In particular, if our competitors adopt aggressive pricing policies, we may be forced to adjust the pricing of our products to level their competitiveness. This could adversely affect our profitability and financial results.

We may not be able to predict or meet consumer preferences or demand accurately.

We derive a significant amount of revenue from the sale of sports and leisurewear products that are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences and our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that we cannot predict with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of performance or other sports footwear or apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs and styles, or influencing sports and fitness preferences through vigorous marketing, we could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on our results of operations and financial condition.

Consolidation of distributors or concentration of retail market share among a few distributors may increase and concentrate our credit risk and impair our ability to sell our products.

The sports and leisure footwear, apparel, and accessories retail markets in the PRC are dominated by a few large sports and leisure footwear, apparel, and accessories distributors with many stores. These significant distributors may increase their market share by expanding through acquisitions or through the establishment of additional stores. The consolidation of distributors concentrates our credit risk in a relatively small number of distributors and, if any of these retailers were to experience a shortage of liquidity, it would increase the risk of nonpayment of their outstanding payables to us. In addition, any shifting concentration of market share to a small number of distributors in a particular county or region increases operational risks. If any one of them substantially reduces their purchases of our products, we may be unable to find a sufficient number of other retail stores for our products to sustain the same level of sales and revenues. Further, the consolidation of distributors could limit our ability to negotiate contract terms in our favor. For example, due to a small number of distributors existing in the industry to whom we can sell our products, our ability to sell products at the price level that we wish to may be adversely affected. If the selling prices to the distributors decrease, our profitability would be adversely affected.

Risks Relating to the PRC

All of the business and assets of Windrace, our wholly-owned subsidiary in which our business is conducted, are located in the PRC. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic, political and legal developments in the PRC.

Our future performance is dependent on the PRC economy and, in particular, the level of growth of the PRC consumer market.

We derive all of our revenue from sales of our products in the PRC. The success of our business depends on the condition and growth of the PRC consumer market, which in turn depends on macro-economic conditions and individual income levels in the PRC. There is no assurance that projected growth rates of the PRC economy and the PRC consumer market will be realized under current economic situation. Any future slowdowns or declines in the PRC economy or consumer spending may adversely affect our business, operating results and financial condition. We believe that consumer spending habits may be adversely affected during a period of recession in the economy or that uncertainties regarding future economic prospects could also affect consumer spending habits, all of which may have an adverse effect on certain enterprises operating within the consumer and retail sectors, including us. The consumer and retail market may be affected by the changing operating conditions in the PRC. With accession of the PRC to the World Trade Organization (the “WTO”), changes and developments in the consumer and retail market may be volatile and unpredictable. For instance, the reduction in tariffs on foreign products after the liberalization of the PRC market and further entry of international brands may intensify the competition in the PRC market. This may have a material adverse impact on our business, operating results and financial condition.

Political, economic and social policies of the PRC government and PRC laws and regulations could affect our business and results of operations and may result in our inability to sustain our growth.

The economy of the PRC differs from the economies of most developed countries in a number of respects, including:

•	its structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	control of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

Before its adoption of reform and open door policies beginning in 1978, China was primarily a planned economy. Since then, the PRC government has been reforming the PRC’s economic system, and has begun reforming the government structure in recent years. These reforms have resulted in significant economic growth and social progress. Although the PRC government still owns a significant portion of the productive assets in the PRC, economic reform policies since the late 1970s have emphasized autonomous enterprises and the utilization of market mechanisms, especially where these policies apply to privately-owned businesses such as Windrace. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have an adverse impact on our current or future business, results of operations or financial condition.

Our ability to continue to expand our business is dependent on a number of factors, including general economic and capital market conditions, and credit availability from banks or other lenders. In the past few years, the PRC government has articulated a need to control the rate of economic growth and may tighten its monetary policies, including increasing interest rates on bank loans and deposits and tightening the money supply to control growth in lending. Under current economic situation, financial institutions have tightened their lending. Stricter lending policies may, among other things, affect our ability to obtain financing, which may, in turn, adversely affect our growth and financial condition.

As we conduct a significant portion of our business through subsidiaries in China, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related legislations require more benefits to be provided to employees, such as an increase in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which could have an adverse impact on our current or future business, results of operations or financial condition. Additional changes in the PRC’s political, economic and social conditions, laws, regulations and policies could have an adverse effect on our business, results of operations or financial condition.

Failure to comply with the State Administration of Foreign Exchange regulations relating to registration of interests before the establishment of offshore special purpose companies by our beneficial owners may adversely affect our business operations.

On October 21, 2005, the State Administration of Foreign Exchange issued a public notice that became effective on November 1, 2005. The notice requires PRC residents to register with the local State Administration of Foreign Exchange branch before establishing or controlling any company, referred to in the notice as an “offshore special purpose company,” outside of the PRC for the purpose of capital financing (the “No. 75 SAFE Initial Registration”). Besides that, an alteration registration shall be filed after completing an investment in or acquisition of any operating subsidiaries in the PRC, which we refer to herein as a “round-trip investment,” and any change of shareholding or any other material capital alteration in such offshore special purpose company involving a round-trip investment shall also be filed within 30 days from the date of shareholding transfer or capital alteration, and the registration conducted under the above two situations is defined as the “No. 75 SAFE Alteration Registration.”

Mr. Lin Shuipan, Mr. Shi Jinlei and Ms. Chen Shuli are subject to the registration requirements under the No. 75 SAFE Notice, and have conducted the No. 75 SAFE Initial Registration with the Fujian Provincial State Administration of Foreign Exchange. After the offshore special purpose companies were established by the aforementioned persons, some round-trip investments by, and change of shareholders or other material capital alteration in, such offshore special purpose companies occurred, and Mr. Lin Shuipan, Mr. Shi Jinlei and Ms Chen are subject to the No. 75 Alteration Registration for the above events.

Our PRC beneficial owners must comply with these requirements in connection with our future investments and financing activities. If our PRC beneficial owners fail to comply with the relevant requirements, such failure may subject the beneficial owners to fines and legal sanctions, which may adversely affect our business operations.

Our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility of Renminbi into foreign currencies. Under the rules promulgated under the PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and operation-related expenditures, may be made in foreign currencies without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions. These transactions must be approved by or registered with the PRC State Administration of Foreign Exchange and repayment of loan principal, distribution of return on direct capital investment and investments in negotiable instruments are also subject to restrictions. There can be no assurance that we will be able to meet all of our foreign currency obligations or to remit profits out of China.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on your investment.

Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in us and the dividends we may pay in the future, if any.

There remains significant international pressure on the PRC government to liberalize further its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

We rely principally on dividends paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Windrace and Exceed are holding companies incorporated in British Virgin Islands and rely principally on dividends paid by their subsidiaries for cash requirements, including the funds necessary to service any debt we may incur. If any of our subsidiaries incurs debt in their own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to Windrace and Exceed.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by the consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards, which differ in many aspects from generally accepted accounting principles in other jurisdictions including IFRS. Based on PRC accounting standards, the consolidated PRC entities are also required to set aside a certain percentage of their after-tax profit each year to their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations, which are not available for distribution as cash dividends. As a result, the consolidated PRC entities are restricted in their ability to transfer a portion of their net income to Windrace or Exceed whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. Under the new PRC Enterprise Income Tax Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10%, unless relevant treaties provide for a lower rate, is applicable to dividends paid by enterprises incorporated in the PRC to “non-resident enterprises” (enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) subject to the application of any relevant income tax treaty that the PRC has entered into. If Windrace, Exceed or our non-PRC incorporated subsidiaries are considered “nonresident enterprises,” any dividend that Windrace, Exceed or any such subsidiary receives from the PRC subsidiaries may be subject to PRC taxation at the 10% rate (or lower treaty rate).

Any changes in PRC policies on enterprise income tax may adversely affect our ability to pay dividends and our financial condition.

Our subsidiaries are incorporated in the PRC, Hong Kong or the British Virgin Islands. On March 16, 2007, the new PRC Enterprise Income Tax Law (the “new tax law”) was issued and on December 6, 2007, the Rules on the Implementation of Enterprise Income Tax Law of the PRC (“Implementation Rules”) were issued, both of which became effective on January 1, 2008. Under the new tax law, non-PRC tax resident enterprises will be taxed at a withholding tax rate of 5% for Hong Kong companies and 10% for British Virgin Islands companies. If an entity is deemed to be a PRC tax resident enterprise, which is an enterprise that is set up under PRC law within the territory of the PRC, or set up under the law of a foreign country or region but which has “de facto management organization” within the PRC, then qualified dividend and profit distribution from equity investment between them shall be exempted from withholding tax and income tax. Among other things, qualified dividend and profit distribution as stated in the new tax law shall refer to investment income derived by a PRC tax resident enterprise from the direct investment in other PRC tax resident enterprises, which shall exclude investment income from circulating stock issued publicly by PRC tax resident enterprises and traded on stock exchanges where the holding period is less than 12 months.

Our subsidiaries may trigger withholding tax requirements in the future under the new tax law and the Implementation Rules, depending on their classification as a PRC or non-PRC tax resident enterprise. The new tax law provides that if an enterprise incorporated outside of the PRC has “de facto management organization” within the PRC, it may be recognized as a PRC tax resident enterprise and may be subject to a 25% enterprise income tax on its worldwide income. According to the Implementation Rules, “de facto management organization” means the institution that materially and comprehensively manages and controls the enterprise’s business, personnel, finance and assets. Given the short history of the tax law and the Implementation Rules, how an enterprise qualifies for tax exemptions remains unclear. Our ability to pay dividends and our financial condition may be adversely affected as a result of the new tax law and other changes in PRC policies and regulations on dividend distributions, withholding tax, and enterprise income tax.

All of our management is currently substantially based in the PRC, and may remain in the PRC after the new tax law takes effect. Therefore, we may be treated as a PRC resident enterprise for new tax law purposes. The tax consequences of such treatment are currently unclear as they will depend on the implementation regulations and on how local tax authorities apply or enforce the new tax law or the implementation regulations.

The levy and collection of enterprise income tax in China are handled by various local governments, which in turn submit such tax revenues to their respective higher administrative authorities. Each local government has its own administrative practice with regard to the manner and the amount of tax submitted by the local government to its higher administrative authorities. PRC enterprises, including us, have no participation in or control over such administrative practices. Any discrepancies in implementation among the local governments of such administrative practice may result in uncertainties over the amount of tax for which a PRC enterprise is liable.

Fluctuations in the exchange rate may adversely affect us.

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect our financial results in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

An outbreak of the H1N1 swine flu, H5N1 strain of bird flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS) or any other similar epidemic may, directly or indirectly, adversely affect Windrace’s operating results.

The recent outbreak of the H1N1 swine flu in North America and Europe has caused governments to take measures to prevent spread of the virus. In addition, there have been reports of swine flu cases in Asia. If the H1N1 virus further spreads in Asia, including China, epidemic could negatively affect the Asian economy. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in China. China encountered epidemics such as SARS and incidents of the Avian Flu, which is spread through poultry populations, and is capable in certain circumstances of being transmitted to humans causing death. If any of our employees are identified as a possible source of spreading the swine flu, the Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting operations. An outbreak of swine flu or a recurrence of an outbreak of SARS, Avian Flu or any other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

Power shortages in the PRC may disrupt our business.

Our manufacturing processes consume substantial amounts of electricity supplied by local power grids. Certain cities in the PRC have experienced power shortages in the past or been subjected to restrictions in electricity consumption. A power shortage could affect or delay our production schedule. We maintain backup power generators to provide electricity to our machinery and equipment in case of electricity supply interruptions. However, there is no assurance that we will always have adequate supply of electricity to meet our production requirements and our results of operations may be adversely affected in the event of any material interruption in electricity supply. An extended interruption in the power supply may also affect the operations of the Xidelong retail stores and result in a decrease in revenue.

Risks Related to Investment in our Ordinary Shares

The market price for our ordinary shares may be volatile.

The trading price of our ordinary shares may be subject to fluctuations. During the period from October 13, 2009, the first day on which our ordinary shares were listed on the NASDAQ Capital Market, until April 6, 2010, the trading prices of our ordinary shares ranged from $7.85 to $13.69 per ordinary shares and the closing sale price on April 6, 2010 was $9.78 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other sportswear companies;

•	additions or departures of our directors, executive officers and key research personnel; and

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares.

In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our ordinary shares. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes for our ordinary shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ordinary shares.

Substantial future sales or perceived sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

Sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our ordinary shares, the prevailing market price for our ordinary shares could be adversely affected. In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ordinary shares.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offerings in the future, you may be unable to participate in such offerings and may experience dilution in your holdings.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the British Virgin Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances under which a shareholder of a British Virgin Islands company may file derivative actions against the company, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States.

Item 4. INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

We were established in China as Xdlong Fujian in September 2001. In January 2002, we rented a production facility in Jinjiang, Fujian province and commenced designing, manufacturing and selling footwear under the brand ‘‘XDLONG’’. In 2003, we began designing and selling Xdlong apparel and accessories. Our products are designed for sports and leisurewear consumers who seek performance and lifestyle activities products.

In March 2007, we established our own production facility in Jinjiang, Fujian province, which currently operates nine production lines with each having a designed production capacity of approximately one million pairs of footwear per year. In 2007, 2008 and 2009, we manufactured 6.4 million, 7.0 million and 9.7 million pairs of footwear, respectively, from our production facility. As at December 31, 2009, we had 22 distributors who operated 3,694 Xdlong retail stores located in 28 provinces and municipalities in China.

Exceed was incorporated in the British Virgin Islands on April 21, 2009 as a wholly-owned subsidiary of 2020, a blank check company formed in Delaware for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business that either: (1) was located in China, (2) had its principal operations located in China, or, (3) in 2020’s view, would benefit from establishing operations in China.

On October 20, 2009, 2020 merged with and into Exceed, making Exceed the surviving entity. On October 21, 2009, Exceed acquired all of the outstanding securities of Windrace from its shareholders, resulting in Windrace becoming a wholly-owned subsidiary of Exceed.

The merger of 2020 with and into Exceed resulted in the redomestication of 2020 to the British Virgin Islands on October 21, 2009 and Exceed, the surviving entity following the merger, became a foreign private issuer.

Prior to the business combination with Windrace, neither 2020 nor Exceed had an operating business.

Our principal executive offices are located at Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. Our telephone number is (852) 3669 8105.

B.    BUSINESS OVERVIEW

We design, develop and wholesale footwear, apparel and accessories under the “ “ (Xidelong) brand name and the ““ logo. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 53.0%, 45.7% and 1.3% of our total revenue for the year ended December 31, 2009, respectively. Our primary footwear is running footwear, which represented 14.1% of our total revenue for the year ended December 31, 2009, the market for which has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

We focus primarily on second and third tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. Our target customers are between 15 to 35 years old. We plan to focus our market penetration in these areas using a medium-end pricing strategy, with an average retail price of approximately RMB200 to RMB300 for a pair of sports or leisure footwear. We also aim to establish and further widen our regional leadership particularly in the Southwestern Region and Northwestern Region in China.

We sell our products mainly through the Xidelong retail stores, which sell our products exclusively and do not carry or sell other brands’ products. Our 22 distributors own and operate all Xidelong retail stores. They operate some of the Xidelong retail stores directly and delegate operation of the remaining stores to third parties. We have contractual relationships only with our distributors and not with authorized third party retail store operators. We believe that the sale of our products through distributors has enabled us to grow by leveraging on their regional retail expertise and economies of scale. We provide retail policies and guidelines, training, advertising and marketing support as well as renovation subsidies to assist distributors in the management and expansion of the Xidelong retail sales network. As of December 31, 2009, there were 3,694 Xidelong retail stores, of which 1,000 were operated directly by distributors and the remaining were operated indirectly through authorized third party retail store operators. The number of the Xidelong retail stores grew from 2,519 as of December 31, 2007 to 3,694 as of December 31, 2009, representing a CAGR of 21.1%.

We place great emphasis on the comfort and functionality of our products. We tailor our sports and leisure footwear, especially running footwear, to the needs of PRC consumers. The China Institute of Sport Science, General Administration of Sport of China, the research center established by the General Administration of Sport of China engaging in research in the field of sport science, works with us exclusively in its research and development efforts in China. Under the agreement with the China Institute of Sport Science, we pay an annual fee to the China Institute of Sport Science for their assistance in the research and development of technologies for our sports footwear and apparel and their promotion of the technology content of our products. Further, we have the exclusive right to use the endorsement “The Strategic Partner of the China Institute of Sport Science” on our products and the first right of refusal to use the know-how developed through our collaboration with the China Institute of Sport Science. As the exclusive partner of the China Institute of Sport Science, we allow the China Institute of Sport Science to use our research and development facilities in Jinjiang. We believe that combined with our existing strengths and market position, footwear, especially running footwear, present the largest growth potential in the sports and leisure footwear sector in China. Our commitment to the comfort and quality of its footwear for each individual is represented by promotional slogans such as “The Foot Knows Comfort,” “Run Freely” and “Respect Yourself.”

We manufacture our products through a combination of internal and external production. Our production facility has a gross floor area of approximately 66,102 square meters and houses nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During the years ended December 31, 2007, 2008 and 2009, we manufactured some footwear at our own production facility and outsourced the remaining footwear, generally with a lower technology content, and all of our apparel and accessories to third party contract manufacturers. As of December 31, 2009, we had three subcontractors for footwear, 19 subcontractors for apparel and four subcontractors for accessories.

All of our products, whether manufactured at our production facility or outsourced to contract manufacturers, undergo testing by our stringent quality control system before being distributed for retail sale. During the years ended December 31, 2007, 2008 and 2009, the percentages of footwear production that we outsourced to these contract manufacturers in terms of sales volume increased from 37.1% in 2007 to 47.8% in 2008 but decreased to 39.2% in 2009. The percentages of footwear production that we outsourced to our contract manufacturers decreased in 2009 because we increased production of our footwear products in-house due to increased production capacity and decreased purchases from contract manufacturers. Increased in-house production gives us more control over footwear production and allows us to save costs.

Brand and Products

Xidelong brand

We market our products under the Xidelong () brand name and the ““ logo. We use the Chinese promotional slogan “Respect Yourself” to market our products, which is designed to symbolize our emphasis on individualism.

In June 2006, our “Xidelong” trademark was recognized as “China’s Well-Known Trademark” by the Hubei Province Jingzhou City Intermediate People’s Court.

To achieve consistency in our brand image, we set management and operational guidelines for all distributors to follow at the Xidelong retail stores. These guidelines include inventory control, pricing and sale procedures, product and window display requirements and customer service standards.

Products

We have three principal products: (i) footwear, (ii) apparel and (iii) accessories.

The table below lists our current main products under each product type:

Footwear	Apparel	Accessories

•Running	•Sports tops	•Bags
•Leisure	•Pants	•Socks
•Basketball	•Jackets	•Hats
•Skateboarding	•Track suits	•Caps
•Canvas	•Coats
•Tennis
•Outdoor

The table below sets forth our sales volume and revenue by product type:

	Year ended December 31,
	2007			2008			2009
	Sales volume	Revenue	Percentage of total revenue	Sales volume	Revenue	Percentage of total revenue	Sales volume	Revenue	Percentage of total revenue
	(units in thousands)	(RMB in thousands)		(units in thousands)	(RMB in thousands)		(units in thousands)	(RMB in thousands)
Running	5,496	364,741	28.1%	5,892	425,627	23.4%	4,382	293,174	14.1%
Leisure	2,369	131,462	10.2%	3,405	218,769	12.0%	4,147	274,370	13.2%
Basketball	1,151	99,652	7.7%	787	71,337	3.9%	955	88,666	4.2%
Skateboarding	1,229	74,887	5.8%	2,403	155,796	8.6%	3,962	262,893	12.7%
Canvas	79	3,035	0.2%	616	27,373	1.5%	313	12,864	0.6%
Tennis	-	-	-	137	11,572	0.6%	1,403	104,083	5.0%
Outdoor	-	-	-	124	10,708	0.6%	854	66,229	3.2%
Beach	-	-	-	47	1,879	0.1%	―	―	―
Footwear subtotal	10,324	673,777	52.0%	13,411	923,061	50.7%	16,016	1,102,279	53.0%
Apparel(1)	13,158	598,122	46.1%	16,824	857,203	47.1%	17,691	948,738	45.7%
Accessories(2)	―	24,503	1.9%	-	40,018	2.2%	1,861	26,941	1.3%
Total	23,482	1,296,402	100.0%	30,235	1,820,282	100.0%	35,568	2,077,958	100.0%

Notes:

(1)	We do not record apparel sales based on categories.

(2)	We did not keep sales volume records for accessories during 2007, 2008 and 2009 as volume information for accessories was not material to our overall operations.

Business Model

The diagram below illustrates our business model:

Product design, research and development
Our design team at the research and development center formulates new designs for footwear and apparel, and tests prototype designs. We carry out other research and development activities at our research and development center. See “Design, Research & Development.”

Sales Fairs	We display samples of our new products at sales fairs biannually and take orders for our new products. See “Sales Fairs.”

Purchase orders from distributors	At the sales fairs, distributors place purchase orders for new products. See “Sales Fairs.”

Raw materials and product parts procurement
Based on the purchase orders received at the sales fairs, our purchasing team procures the requisite quantity of raw materials and product parts. Raw materials and product parts undergo our quality control. See “Procurement” and “Quality Control.”

Production	The footwear production department carries out the production plan. See “Production.”

Outsourcing	We outsource some of our footwear and all of our apparel and accessories production to contract manufacturers. See “Outsourcing.”

Quality Control	We sample and check finished goods against our quality and performance standards at the science and technology laboratory located in the research and development center. See “Quality Control.”

Distribution Management
We deliver our products to distributors. We then monitor and oversee their operations of the Xidelong retail stores. We work with them to renovate the Xidelong retail stores, achieve performance targets and expand the sales distribution network. See “Sales and Distribution.”

Production

We manufacture a portion of our footwear at our production facility covering an aggregate gross floor area of approximately 66,102 square meters located in Jinjiang, Fujian province. This production facility was established in March 2007. Prior to that, we manufactured footwear at a rented production facility, also located in Jinjiang, Fujian province. As of December 31, 2009, our production facility had 2,419 production staff.

In 2007, we operated five production lines occupying an aggregate gross floor area of 6,000 square meters with an annual production capacity of approximately five million pairs. After the establishment of our facility in March 2007, we increased our production lines to seven production lines with an annual production capacity of approximately seven million pairs. In June 2008, we further increased our production lines to nine production lines with an annual production capacity of approximately nine million pairs. The utilization rates of our production facility for 2007, 2008 and 2009 were approximately 93%, 78% and 98%, respectively.

Production process

Footwear

The following diagram illustrates the production process for our footwear:

Raw materials procurement
We procure raw materials such as natural and synthetic leather, nylon, canvas, rubber and plastics for our manufacturing requirements. We may also recommend raw materials suppliers to our subcontractors for product parts.

Preparation and processing of raw materials	Our quality control department inspects and tests raw materials for processing. Our quality control department also instructs and tests product parts supplied by our subcontractors.

Sewing and stitching	Our footwear production department sews and stitches individual parts created from raw materials and product parts from subcontractors.

Shaping and assembly of soles	Our footwear production department manufactures the upper soles and midsoles of the footwear and assembles them together.

Assembly	Our footwear production department assembles all unfinished footwear parts. The assembly process includes gluing the soles to the body of the shoe and pressing and drying the products.

Quality Control	Finished footwear undergoes our quality control tests.

Packaging	We package our finished products according to customer orders.

Apparel and accessories

We outsource the production of all our apparel and accessories to contract manufacturers in the PRC. See “Outsourcing.”

Our apparel business department handles matters relating to outsourcing such as the selection and appointment of contract manufacturers and the contracts with contract manufacturers.

Outsourcing

In 2007, 2008 and 2009, we outsourced production of a portion of our footwear, generally products with lower technology content, to three contract manufacturers and all of our apparel and accessories to more than 20 contract manufacturers. The table below sets forth the percentages of the products that we outsourced to these contract manufacturers in terms of sales volume for the periods indicated:

	For the year ended December 31,
	2007	2008	2009
Footwear	37.1%	47.8%	39.2%
Apparel	100.0%	100.0%	100.0%
Accessories	100.0%	100.0%	100.0%

We generally outsource production of our lower-priced footwear range. We outsource our footwear production when production capacity is at or near full capacity. We produce our higher-priced footwear in house, particularly higher-priced running and basketball footwear which uses our proprietary intellectual property and technology.

We manufacture our products through a combination of internal and external production. We purchase finished products from contract manufacturers. Other than finished products, we do not purchase other products from contract manufacturers. For semi-finished rubber soles, a key part of our footwear, and other product parts, we purchase them from subcontractors. See “— Procurement.” Contract manufacturers only carry out production activities and do not conduct product design for us. We provide our contract manufacturers with the designs and specifications of our products. We protect our intellectual property rights from unauthorized use by our contract manufacturers through the registration of trademarks, and also through engaging the appropriate legal services and assistance to ensure that our trademarks are effectively protected and enforced against any unauthorized use.

We recommend raw material suppliers to our contract manufacturers for their production and to subcontractors.

We select and evaluate our contract manufacturers carefully. We assess contract manufacturers on an annual basis based on factors such as their product quality and ability to meet production orders on a timely basis. We engage contract manufacturers based on sales orders receives at our sales fairs. For 2007, 2008 and 2009, our contract manufacturers contributed 37.1%, 47.8% and 39.2%, respectively, of our total footwear sales volume. All of our contract manufacturers are independent third parties and are located in Fujian province. For 2007 and 2008, the duration of agreements with our contract manufacturers for footwear, apparel and accessories had been one year. Beginning in 2009, the duration of agreements with our contract manufacturers has been extended to two years. We have not terminated our contractual relationships with any of our contract manufacturers of footwear during the term of the agreements. However, there have been some incidents of contract termination with our contract manufacturers of apparel and accessories. When this occurs, we have been able to appoint replacement contract manufacturers readily due to the large number of replacement contract manufacturers from which we can select. See “Risk Factors — We rely on third party contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories.”

We require our contract manufacturers to comply with our manufacturing standards and specifications. We do not allow contract manufacturers to sub-contract our production orders without prior consent. We subject outsourced products to our quality control procedures. We return defective product parts or unused product parts to the relevant contract manufacturers. We pay our contract manufacturers by way of bank or telegraphic transfer. Before 2009, we generally paid 30% of the contract price upon delivery with the remaining 70% paid within 60 days thereafter. Starting from 2009, the payment of the second installment representing 70% of the contract price has been extended from 60 days to 120 days after delivery.

We do not oversee the manufacturing operations of our contract manufacturers except to ensure their compliance with our order specifications and quality control. Therefore, we believe that we will not be liable for any violations of applicable laws, rules or regulations with respect to their manufacturing operations.

Procurement

We procure raw materials and product parts for our manufacturing requirements.

We procure raw materials for our footwear production at our production facility in Jinjiang. The major raw materials used in the production of our footwear products include natural and synthetic leather, nylon, canvas, rubber and plastics. Our raw material suppliers are primarily located in Quanzhou, which is adjacent to Jinjiang. We select raw material suppliers based on our selection criteria, which include product quality, reliability, price, and speed of delivery. We place orders for raw material requirements only after we receive sales orders at our sales fairs.

We also procure semi-finished rubber soles and other product parts from subcontractors. Other than these semi-finished rubber soles and other product parts, we do not purchase other finished products from subcontractors. Subcontractors manufacture semi-finished rubber soles to our specifications. We also recommend raw material suppliers to our subcontractors. We select subcontractors based on location, product quality, reliability, price, and speed of delivery. Similar to our raw materials suppliers, our product part suppliers are primarily located in Quanzhou. We pay our subcontractors a subcontracting fee. The subcontracting fees for 2007, 2008 and 2009 were approximately RMB21.5 million, RMB18.5 million and RMB18.8 million, respectively.

We generally pay our raw material suppliers on a monthly basis. For amounts payable that are below RMB2 million, we generally make payment within 30 days. For amounts that exceed RMB2 million, we generally pay 40% within 30 days, with the remaining 60% payable within 60 days.

We do not rely on any one supplier or subcontractor. As of December 31, 2009, we had 53 raw materials suppliers, three subcontractors for footwear, 19 subcontractors for apparel and four subcontractors for accessories.

For 2007, 2008 and 2009, our top five raw material suppliers and subcontractors accounted for approximately 35.6%, 40.4% and 43.7%, respectively, of total purchases from raw material suppliers and subcontractors. Our single largest supplier accounted for approximately 7.9%, 9.9% and 9.6%, respectively, of our total purchases during the same periods.

Inventory Control and Management

Our inventory consists of (i) raw materials for footwear production; (ii) product parts and (iii) finished products. We keep generally low inventory levels of raw materials and product parts because we commence production only after receiving confirmed sales orders from our distributors. We have established an inventory management ports system to monitor inventory levels.

We do not have any information relating to the sales of our products by the distributors and the authorized third party retail store operators. After we sell our products to the distributors, the products become part of the inventories of the distributors, over which we have no control. We require our distributors to provide us with inventory reports that give us information on their inventory levels. Prior to 2008, our distributors submitted quarterly inventory reports to us. Since 2008, we have required the distributors to submit the inventory reports on a monthly basis. We monitor and verify the accuracy of the distributors’ inventory reports in the following manner:

•	we agree with distributors on the date for stocktaking;

•	on the date scheduled for stocktaking, distributors record the inventory levels of Xidelong products at their warehouses and the Xidelong retail stores which they operate directly;

•	distributors then compare their records on the opening balance of stocks after the last stocktaking against the results of the stocktaking, and prepare inventory reports;

•
distributors submit the inventory reports to us and our sales representatives then make arrangements with the distributors to carry out on-site stocktaking inspections based on the distributors’ inventory reports; and

•
our sales representatives prepare a report of the on-site inspection and identify any unusual inventory levels. We review the report and provide recommendations to the relevant distributors on the improvement of their sales performance.

The above procedures enable us to gather information on the levels of market acceptance of our products so that we can reflect the consumers’ preferences on the designs of our new products. The tracking of the inventories also provides us information on the market recognition of our products in a particular region so that we can realign our strategy if necessary. This information can also assist in our coordination with distributors to reallocate products to other regions where necessary. We believe that this inventory control system helps to reduce inventory build-up at the Xidelong retail stores.

Our policy is to review regularly obsolete inventories based on the age and the expected future salability of a product. In addition, we carry out our physical inventory inspection on a timely basis to identify any obsolete or damaged inventories. We will make specific provisions for a damaged item or an item of inventory that has a carrying amount lower than the net realizable value. During 2007, 2008 and 2009, we did not make any provisions for obsolete inventories.

We maintain our finished goods inventory in two warehouses, one for storage of footwear and the other for storage of apparel and accessories. We generally store finished goods according to types of footwear in our warehouses. For 2007, 2008 and 2009, our average inventory turnover days were 19, 19 and 18, respectively, while our inventory balances at December 31, 2007, 2008 and 2009 accounted for approximately 8.4%, 10.6% and 3.8%, respectively, of our total assets.

Quality Control

We manufacture our products in accordance with our strict quality control system and quality standards. From selecting raw materials to packaging finished products, each stage of the production process is subject to our quality control procedures. We conduct regular inspections of the production facilities of our contract manufacturers and require the facilities and outsourced products to meet both our internal quality control standards and all applicable national and industry quality standards. We test our new products at the science and technology laboratory in our research and development center in Jinjiang to help ensure the products conform to quality and performance standards.

Raw materials and product parts quality control

We implement stringent selection criteria for raw materials suppliers and product parts subcontractors as the first step towards maintaining the quality of our products. We randomly test samples of raw materials and product parts from suppliers and return any goods that do not meet our specifications or standards.

Design prototypes quality control

Before commencing mass production, we test prototype designs for any design or functional issues and the suitability of materials used. We implement test production runs in order to identify and isolate any potential production issues or defects.

Production process quality control

We employ on-site quality control staff to inspect each stage of the production process. Our quality control staff inspect semi-finished products at two stages, the first being the sewing and stitching stage, where we sew and stitch individual parts together, and the second at the final assembly stage of our footwear where we glue soles to the footwear, and press and dry the footwear. We also require our quality control staff to inspect individual product parts and semi-finished products to monitor compliance with our internal quality control over the production process standards and measures. These inspection checks provide us with a degree of control whereby we can detect defects during the production process, and take steps to rectify these defects, where appropriate.

Finished products quality control

We randomly select products from our finished product runs to undergo various quality control sampling tests before these products are shipped for delivery or stored at warehouses. We customize these tests for each product type and include, for example, for footwear, shoe bending tests, abrasion resistance tests, waterproofing tests, adhesive application tests, temperature tolerance tests, and various other tests.

In December 2005, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC designated our Xidelong footwear and apparel as “State-designated Products Exempted from Quality Inspection.” In 2008, we obtained ISO 9001 certification for the design, development and production of our footwear, and the design, development and production management of our apparel.

Sales and Distribution

Our sales operations are managed and coordinated from our headquarters at Jinjiang, Fujian province. As of December 31, 2009, our sales and marketing center comprised a team of 171 staff. The sales department devises and implements policies for our distributors to assist them in operating the Xidelong retail stores, which include policies relating to marketing and promotion, sales management, pricing, recording of sales and human resources. The sales department also sets sales targets and monitors inventory levels of distributors.

Sales network

We sell all of our products on a wholesale basis to distributors. These distributors operate, either directly or indirectly through third parties, the Xidelong retail stores that sell our products. We do not sell products directly to consumers. Distributors place wholesale orders (which include purchase orders that the distributors secure from authorized third party retail store operators) for our products at our sales fairs for retail sale at the Xidelong retail stores. See “Sales Fairs.”

As of December 31, 2009, our 22 distributors operated 3,694 Xidelong retail stores directly and indirectly, of which the top five distributors accounted for approximately 13.0%, 9.3%, 8.7%, 7.5% and 7.5% of our total revenue, respectively.

We categorize the Xidelong retail stores into the following: (i) department store concessions and (ii) stand-alone shops. Department store concessions are designated sections of department stores that sell our products. Stand-alone shops are retail shops, usually on the street level.

The following chart illustrates the structure of the sales network for our products:

The following map shows the geographical distribution of our distributors’ network of 3,694 Xidelong retail stores across the PRC as of December 31, 2009:

As of December 31, 2009, our 22 distributors established 3,694 Xidelong retail stores. The table below sets forth the number of the distributors and the Xidelong retail stores by sales regions:

	As of December 31,
	2007		2008		2009
	No. of Distributors	No. of Retail stores(1)	No. of Distributors	No. of Retail stores(1)	No. of Distributors	No. of Retail stores(1)
Northern Region	4	169	4	327	4	411
Northeastern Region	3	243	2	336	2	359
Northwestern Region	3	409	3	498	3	515
Eastern Region	3	453	3	586	4	678
Southern Region	3	267	4	373	3	438
Southwestern Region	6	978	6	1,157	6	1,293
Total	22	2,519	22	3,277	22	3,694

 Note:

(1)
The number of retail stores listed includes both stores operated directly by distributors and those operated indirectly through third parties, located in each region as defined in this registration statement.

The table below sets forth the numbers of the Xidelong retail stores operated by authorized third party retail store operators by region:

	As of December 31,
	2007	2008	2009
Northern Region	93	234	322
Northeastern Region	185	256	273
Northwestern Region	214	303	317
Eastern Region	239	362	446
Southern Region	178	274	336
Southwestern Region	655	850	1,000
Total	1,564	2,279	2,694

The table below sets forth the number of the Xidelong retail stores opened and closed for the periods indicated:

	As of December 31,
	2007	2008	2009
New retail stores opened	1,183	920	562
Retail stores closed	147	162	145

The table below sets out the length of relationship between us and distributor by region:

For the year ended December 31, 2009
Northern Region	1 to 4 years
Northeastern Region	1 to 2 years
Northwestern Region	1 to 7 years
Eastern Region	1 to 5 years
Southern Region	1 to 4 years
Southwestern Region	1 to 7 years

The table below sets out the percentage of sales to distributors by region for the periods indicated:

	As of December 31,
	2007	2008	2009
Northern Region	11.4%	10.8%	10.5%
Northeastern Region	16.1%	13.6%	11.4%
Northwestern Region	12.2%	11.3%	11.3%
Eastern Region	13.5%	16.8%	16.0%
Southern Region	13.3%	13.9%	14.7%
Southwestern Region	33.5%	33.6%	36.1%
	100.0%	100.0%	100.0%

We have sales teams comprising regional managers, accounts managers and accounts representatives who manage our sales in the various regions. Our sales teams are responsible for monitoring and managing the performance of the distributors and the Xidelong retail stores within their respective regions, as well as managing the distributors’ compliance with our retail policies. These regional sales teams report to our headquarters.

We have formulated an internal expansion plan that entails opening, through our distributors, approximately 700, 1,000 and 1,000 Xidelong retail stores in each of 2010, 2011 and 2012, respectively.

Selection of distributors

We select distributors based on a range of criteria that we considers important for the operation of the Xidelong distribution sales network of sportswear retail stores. We do not require our distributors to have any minimum number of years of relevant experience. We assess the suitability of a candidate to be a distributor based on, but not limited to, the following:

•	its relevant experience in the management and operation of sportswear retail stores;

•	its creditworthiness;

•	its ability to develop and operate a network of retail stores in its designated sales region;

•	its ability to meet our sales targets; and

•	the suitability of its store location and size.

We identify suitable distributors and enter into distributorship agreements, generally for a term of up to 12 months. Beginning in 2008, the duration of distributorship agreements with our distributors has been extended to three years.

Our distributors directly operated 1,000 Xidelong retail stores out of 3,694 Xidelong retail stores at December 31, 2009. They have their own regional management teams that oversee the overall supervision, management (including the formulation of operational guidelines for the Xidelong retail stores) and inspection of the Xidelong retail stores.

We set guidelines for our distributors in respect of the location, store layout and product display of their Xidelong retail stores. Distributors require our prior approval before opening new Xidelong retail stores. We typically visit potential locations for new Xidelong retail stores with distributors and consider the suitability of such locations before approving a new Xidelong retail store opening.

We also allow our distributors to use authorized third party retail store operators to operate the Xidelong retail stores. Distributors must obtain our approval before appointing such retail store operators. As of December 31, 2009, authorized third party retail store operators operated 2,694 Xidelong retail stores out of 3,694 total Xidelong retail stores.

We do not have direct contractual relationships with the authorized third party retail store operators and thus we require our distributors to implement, monitor compliance with and enforce our retail store guidelines on the authorized third party retail store operators.

Save for the provision of subsidies to our distributors for new store openings, renovation subsidies for the renovation and expansion of existing retail stores selling Xidelong products, and the provision of credit terms for settlement of its invoices, we do not make any payment, give any sales incentives, or pay any fee to our distributors. Our distributors do not pay us any fee other than the purchase price for the purchase of our products. Our distributors are independent third parties.

For 2007, 2008 and 2009, sales to our top five distributors accounted for approximately 43.4%, 46.3% and 46.0%, respectively, of our total revenue. During the same periods, sales to our single largest distributor accounted for approximately 13.8%, 12.3% and 13.0%, respectively, of our total revenue.

Distributorship agreements

The common principal terms of the distributorship agreements are as follows:

•	Distribution exclusivity — the distributorship agreements allow our distributors to sell our products under the Xidelong brand on an exclusive basis.

•	Geographic exclusivity — distributors must sell our products under the Xidelong brand within a defined geographical area.

•	Product exclusivity — distributors must sell our products exclusively at the Xidelong retail stores.

•	Security deposit — distributors must pay us a fixed sum as security for the performance of their obligations under the agreement.

•
Sale price — distributors pay a wholesale price for our products, which represents a discount to the suggested retail price of our products. Different discount rates apply to footwear, apparel and accessories.

•
Payment and credit terms — we set payment and credit terms on a case-by-case basis with each distributor. Starting from 2009, we extended credit terms granted to our distributors from two months to four months.

•	Sales target — we have the right to terminate the agreement if a distributor fails to meet sales targets for two consecutive years.

•
Training — we provide training to employees of the distributors on a periodic basis. Our training includes knowledge of our products, marketing skills, product display, window display and operation management. Distributors pay for all costs associated with such training.

•	Support — we provide our distributors with free promotional material such as newspaper advertisements, product descriptions and video of our advertisements.

We can renew the distributorship agreements on an annual basis solely at our option. Beginning in 2009, we have allowed distribution agreements of three years in length to strengthen our distribution relationships. We are entitled to terminate a distributorship agreement if the distributor fails to adhere to our market management policies or fails to meet the sales target.

If a distributor terminates a distributorship agreement with us and there is no replacement distributor, we are not required to repurchase any stock held by the departing distributor. However, we will require any replacement distributor to purchase inventories held by the departing distributor and will coordinate the sale of inventories (including obsolete inventories) from the former distributor to the replacement distributor. The terms on which such sales are made are determined between the departing distributor and the replacement distributor. For out-of-season stock, we coordinate with our distributors in reallocating products to different regions or conducting sales promotional activities.

Ordering of our products

The distributors attend sales fairs organized by us to place orders for our products. Prior to 2008, we organized two major sales fairs each year, usually in March to introduce the autumn/winter collections and in September to introduce spring/summer collections to the distributors. Beginning in 2008, we organized three sales fairs each year, usually in March to introduce the autumn collection, in June to introduce the winter collection and in September to introduce spring/summer collections to its distributors.

We usually introduce our new collections to our distributors and third-party retailers at our sales fairs, which are normally held four to six months before the introduction of a new season’s products to end consumers. Our distributors place most of their orders for these new products at the sales fairs, and we use the orders collected at the sales fairs to determine production schedules for each season and to plan future sales targets. We then manufacture products in house or though third party contract manufacturers. After completion of production, the products are delivered to distributors, which in turn either sell the products directly to consumers or to their respective third-party retailers for eventual sales to consumers. We believe that our streamlined order, production and sales process allows us to manage our raw material procurement and credit exposure, minimize inventory exposure and increase sales.

Payments for our products

We give our distributors an invoice of the contract price payable at the time the products are delivered. At the same time, we recognize revenue from the sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue recognition.”

Prior to 2009, we generally required our distributors to pay 30% of the contract price upon delivery with the remaining 70% paid within 60 days after delivery. Beginning in 2009 and to complement the new policy on length of distribution agreements, we extended the payment of the second installment representing 70% of the contract price from 60 days to 120 days after delivery. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations and Financial Condition — The effect of the recent economic downturns on us.”

We generally assess the creditworthiness of our distributors based on their credit history and historical sales performance before entering into agreements with them. We require our distributors to comply with our credit policy. Our management team monitors the receivable balances on an ongoing basis and makes periodic assessment as to whether a bad debt provision needs to be made on a timely basis. During 2007, 2008 and 2009, we did not make any bad debt provisions.

As of December 31, 2009, over 99% of the accounts receivable were current in nature. The remaining 1% of the receivables that were due but not impaired related to a number of distributors that had a good repayment record. Based on the experience of transacting with our distributors in the past, we considered that no provision of doubtful accounts was necessary because there had not been a significant change in the credit quality of the distributors and we believed that the accounts receivable were fully recoverable.

Management of distributors and retail stores

We collect, review and analyze data on the performance of our distributors. We monitor the distributors’ performance in the following manner:

•	We agree with the distributors on sales target figures, which vary on a case-by-case basis depending on a distributor’s historical sales figures and prevailing market conditions;

•
We require the distributors to submit inventory reports to us, which contain information on inventory levels of the distributors. The inventory reports, however, do not record information on the sales of our products to end consumers, whether by the distributors or the authorized third party retail store operators. This reporting system enables us to obtain up-to-date information on the sales performance and inventory movement at distributors’ level. See “Inventory Control and Management;”

•
We appoint one to three regional managers for every province where our distributors operate. These regional managers carry out monthly on-site inspections of the Xidelong retail stores and prepare reports on such inspections. This enables us to identify and inform distributors of any non-performing Xidelong retail stores; and

•
in addition to sales target figures, we discuss with our distributors at the beginning of each year their annual performance targets, which includes evaluation criteria such as the number of new retail stores opened and the timeliness of settlement of invoices. At the end of each year, we meet with our distributors and review their performance and assign scores based on such criteria. However, our agreements with the distributors do not envisage our inspection of the financial statements of the distributors. If a distributor fails to meet its annual performance targets or scores below an acceptable level, or does not fulfill sales network expansion plans, we have the option to terminate the distributorship agreements. In determining whether to renew or terminate a distributorship, we also assess their compliance with our policies in respect of marketing activities, daily operations and customer service.

We do not maintain any policy limiting the number of the Xidelong retail stores in any particular region. When a region can sustain more than one store, and before we approve the opening of the additional retail stores, we assess any additional store’s viability and that of the existing store should any additional store be opened. In particular, we consider factors such as the distributor’s ability to manage and operate the new retail store effectively and, the proximity between the new retail stores and the existing retail stores in the particular region, with a view to avoiding an over concentration of retail stores. We further assess market conditions such as customer demands, economic growth and development, and any new governmental policies in a particular region to ensure each store in the same area can operate without taking market share away from other stores.

We provide our operational and retail guidelines, policy and procedures to distributors, which govern store layout, product display, customer service and after-sale service standards. We monitor our distributors to ensure that they operate the Xidelong retail stores in accordance with our guidelines, through the following measures:

•
We conduct regular site inspections at both distributor and retail store levels. We currently employ more than 55 sales representatives who carry out on-site inspections of random retail stores every quarter. In areas where there are fewer retail stores, we conduct on-site inspections on a monthly basis. At the on-site inspections, our sales representatives inspect the major conditions of the retail stores such as location, layout, display shelves and products, quality of sales staff to ensure that they are consistent with our operations procedures;

•
Beginning in 2008, we implemented a policy requiring our sales representatives to conduct monthly on-site inspections of at least 20 retail stores in order to monitor more effectively the distributors’ and authorized third party retail store operators’ compliance with our operational and retail guidelines, policy and procedures, including whether our uniform retail prices are enforced;

•	We require our distributors to provide records of their sales and promotional activities; and

•	We provide training to the staff of our distributors and retailers to ensure that they are able to follow sales and promotional guidelines and policies effectively.

As we do not have any direct contractual relationship with authorized third party retail store operators, we rely on our distributors to implement and enforce our operational and retail guidelines, policy and procedures on the authorized third party retail store operators through the distributors’ agreement with the authorized third party retail store operators. As such, we only have limited control over whether authorized third party retail store operators adhere to our guidelines. We adopt the same measures with authorized third party retail store operators that we use to monitor our distributors’ compliance with these guidelines. Our regular site inspections of the retail stores include both the retail stores directly operated by the distributors and the retail stores operated by authorized third party retail store operators. We carry out inspections of retail stores operated by authorized third parties together with the distributors who appoint the relevant authorized third party retail store operators.

If a distributor or authorized third party retail store operator fails to comply with our operational guidelines, policy and procedures, we give a non-compliance warning and requires it to take corrective measures. In the event of its continued non-compliance, we have the option of terminating the distributorship agreements or to demand the operations of a particular Xidelong retail store to cease.

We determine a time period during which a non-compliant distributor or authorized third party retail store operator must rectify its non-compliance on a case-to-case basis depending on the seriousness of the breach, but it will not normally exceed three months.

Subsidies

We subsidize our distributors for renovation costs of new, and refurbishment of existing, Xidelong retail stores based on the size of such stores. For 2007, 2008 and 2009, we subsidized approximately RMB34.7 million, RMB71.6 million and RMB85.3 million, respectively.

Sales fairs

We hold sales fairs where we showcase our prototype products to potential and existing distributors. Distributors place orders for our products at these sales fairs. We launch and sell our new collection of products for each season at these sales fairs. Our purchase orders at the sales fairs constitute approximately 80% to 90% of annual revenue. We review orders placed at these sales fairs before entering into corresponding sales contracts with the distributors. We began holding three sales fairs a year since 2008.

We generally informally offer distributors the flexibility to make downward or upward adjustments to their purchase orders placed at the sales fairs by 10% to 15% before finalization to prevent overflow of inventory among our distributors. We use orders received from the sales fairs to formulate our production schedules for the relevant season. Before commencement of mass production, our senior management reviews orders received from the sale fairs, coordinates with managers of various departments and finalizes a plan of production quantity, type and schedule for confirmation with relevant distributors. After such confirmation, the distributors are not permitted to cancel or adjust these confirmed sales. The distributors receive an invoice at the time the products are delivered and we recognize revenue at the same time because we recognize revenue from the sale of goods when a sale is made and the significant risks and rewards of ownership have been transferred to the distributors, which generally occurs when the product is sold and delivered to the distributors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

Return policy

We do not have any formal return policy with our distributors. We only accept returns of defective products. However, instead of returning defective products to us, distributors generally choose to sell any defective products at a discount to end customers. Since distributors are required to comply with our pricing policy, distributors must obtain our prior written consent before they can sell any products at a discount to the suggested retail price. We determine the amount of discounts on a case-by-case basis. We do not provide any compensation to distributors for defective products. To date, the number and value of defective products have been nominal.

In addition, we do not have any obsolete stock arrangements with our distributors. Therefore, we do not have any arrangements with distributors to accept returns of out-of season stock.

Promotion and Marketing

Our marketing department deals with sales fairs, contracts with distributors, market research and management of distributors. We also have a branding and promotional department that deals mainly with media arrangements, sponsorships and other endorsement activities. We use a variety of media, such as television, newspapers, magazines, the Internet and outdoor billboard displays to build both regional and nationwide brand recognition. We collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand.

For 2007, 2008 and 2009, advertising and promotional expenses constituted approximately 7.2%, 7.5% and 7.8% of our total revenue, respectively.

Spokespersons

We actively seek reputable spokespersons to promote our brand. From October 2001 to September 2003, Mr. Cai Zhenhua  was a brand spokesperson for our products. Mr. Cai is a former table-tennis player and holder of various team and individual titles from numerous World Championships and the Atlanta 1996 Olympic Games. From February 2003 to May 2007, Mr. Aaron Kwok  was a brand spokesperson for our products. Mr. Aaron Kwok is a Hong Kong entertainment celebrity who promoted our brand name and, we believe, raised our profile across the PRC, especially among younger consumers. As a result, in 2004, we were named the company with the “Most Popular Spokesperson” by SINA Corporation.

In 2007, we engaged Professor Sun Yining  to be a brand spokesperson and strategic marketing consultant. Professor Sun is a research member of the Hefei Institute of Intelligent Machines and is a leading scholar on sensor technology and artificial intelligence in the PRC. The appointment of Professor Sun is in line with our objective of branding as a manufacturer of sports and leisurewear products with innovative designs and high technological performance.

Sponsorship and endorsement

We actively seek and are also invited to sponsor various sporting or festive events related to our products. In 2003, we sponsored an “Xidelong Fashion Night” event during China Fashion Week. In 2007, we sponsored an “Xidelong award” at the “Qzone” web design awards. Qzone is a Chinese social networking internet site that is geared toward young designers. In 2008, we sponsored a series of magic shows on Anhui TV Channel. We believe our sponsorship of these events helped promote and increase awareness of our brand among young designers, students and net surfers.

Under their cooperation agreements, the China Institute of Sport Science and the Hefei Institute of Intelligent Machines agreed to help promote our products and Xidelong brand at various marketing and promotion events during the respective agreement periods. See “Research and Development.”

Pricing

We determine the prices of our products based on a variety of factors, including the costs of raw materials and production, market conditions (including the spending power of consumers) and the prices of competitors’ products. The prices of our products increased relatively steadily in 2007, 2008 and 2009 due to increasing awareness of our brand name, product quality and research and development. We believe that could increase our prices without losing market shares despite fierce competition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations and Financial Condition — The effect of the recent economic downturns on us.”

We have adopted a suggested retail price system that is applied nationwide to all retail stores operated by our distributors or third-party retailers to maintain brand image and avoid price competition among distributors and third-party retailers. In addition, our distributors must obtain our prior written approval before carrying out any promotional events or selling our products (including newly launched products) at a discount. For sales of our products with deviation from specification at a discount to suggested retail prices to end customers, see “Risk Factors — Risks Relating to Our Business — The wholesale prices at which we sell our products to distributors are determined by factors beyond our control.” In addition, sales of our products at a discount to suggested retail price to end customers could have an adverse effect on our business and brand name.”

The table below sets forth the retail price range of our products for the periods indicated:

Year ended December 31,
	2007	2008	2009
(in RMB)
Footwear	85 to 338	109 to 346	129 to 354
Apparel	36 to 499	41 to 500	68 to 418
Accessories	6 to 159	6 to 219	13 to 168

We intend to keep the pricing of our products at reasonable levels in the foreseeable future in order to stay competitive and maintain product demand.

Competition

The sports and leisure industry is highly competitive in the PRC. We compete with an increasing number of international and domestic sports and leisure footwear companies, sports and leisure apparel companies, sports accessories companies, and large companies with diversified lines of sports and leisure shoes, apparel and accessories. We expect competition to further intensify due to the entry of new foreign and domestic sports and leisurewear retailers in the PRC and as a result we may be required to adjust our prices in response to competitors’ pricing policies. Our ability to maintain or further increase our profitability will primarily depend on our ability to compete effectively by leveraging our leading market position in the PRC, brand recognition and product portfolio, distributors’ extensive retail distribution network, experienced management and product designs to differentiate us from competitors.

Performance style and quality of footwear, apparel and accessories, new product development, price, product identity through marketing and promotion, and support to distributors and customer service are important aspects of competition in the sports footwear, apparel and accessories business. We believe that we are competitive in all these areas particularly as a result of, what we believe is, our brand name, product quality and research and development.

Insurance

We believe that we maintain insurance in line with industry standards. Our insurance coverage primarily relates to property insurance.

We do not maintain general product liability insurance for any of our products. Nevertheless, we believe that our practice is in line with the general industry practice in the PRC as product liability insurance is not required under PRC law. In 2007, 2008 and 2009, we did not receive any material claims from customers or consumers relating to our products.

C.    ORGANIZATIONAL STRUCTURE

Exceed is our investment holding company incorporated in the British Virgin Islands and we conduct our operations through our PRC subsidiaries, which are our indirect wholly owned subsidiaries. The following diagram illustrates our significant direct and indirect subsidiaries as of March 31, 2010:

Subsidiaries

The following table sets forth information relating to our direct and indirect subsidiaries as of December 31, 2009.

	Beneficial Ownership Percentage		Jurisdiction of Incorporation
Windrace	100%		Cayman Islands
XDLong Investment	100%		British Virgin Islands
Exceed Brand Management (BVI)	50%		British Virgin Islands
Exceed Brand Management (HK)	50	%(1)	Hong Kong
XDLong HK	100%		Hong Kong
XDLong Fujian	100%		PRC
XDLong China	100%		PRC

Note: (1) Exceed Brand Management (HK) is a wholly owned subsidiary of Exceed Brand Management (BVI), in which we own a 50% interest.

D.	PROPERTY, PLANTS AND EQUIPMENT

XDLong China owned and occupied a parcel of land with an aggregate site area of approximately 38,784 square meters together with buildings on such land. The buildings comprise our production facility, a research and development center, an office space, staff quarters, a recreation center and sports facilities, with an aggregate gross floor area of approximately 99,024 square meters. We have obtained the land use rights certificate in relation to the land and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years from December 25, 2006.

XDLong Fujian owns a parcel of land located within our production complex in Jinjiang, which has an aggregate site area of approximately 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land must commence by February 28, 2006. XDLong Fujian did not commence construction by such date because we decided to construct our production facilities on another larger parcel of land owned by XDLong China. We have plans to construct additional production facilities on the XDLong Fujian parcel of land. XDLong Fujian is applying to relevant local government agency for postponing construction on the land. However, there is a risk that the local government may repossess the land before XDLong Fujian obtains an approval to postpone construction.

Our principal executive offices are located at Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Environmental Protection

Our manufacturing operations are subject to PRC environmental laws and regulations on air emission, solid waste emission, sewage and waste water, discharge of waste and pollutants, and noise pollution. These laws and regulations include Law of the PRC on Environmental Protection, Law of the PRC on the Prevention and Control of Water Pollution, Law of the PRC on the Prevention and Control of Atmospheric Pollution, Law of the PRC on the Prevention and Control of Pollution from Environmental Noise and Law of the PRC on the Prevention and Control of Environmental Pollution of Solid Waste. We are also subject to periodic monitoring by relevant local government environmental protection authorities.

According to these environmental laws and regulations, all business operations that may cause environmental pollution and other public hazards are required to incorporate environmental protection measures into their operations and establish a reliable system for environmental protection. Such a system must adopt effective measures to prevent and control pollution levels and harm caused to the environment in the form of waste gas, waste water and solid waste, dust, malodorous gas, radioactive substance, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities.

Companies in the PRC are also required to carry out an environment impact assessment before commencing construction of production facilities and the installation of pollution treatment facilities that meet the relevant environmental standards and treat pollutants before discharge. We carried out the required environment impact assessment before commencing construction of our production facilities and have obtained all the required permits and environmental approvals for our production facilities.

Our production facility in Jinjiang received ISO 14001 certification in 2007, which certifies that our environmental management system in respect of the design, development, production and service of our products conforms to the environmental management standards.

The main environmental impact from our operations is the generation of wastewater and noise pollution from the operation of production machinery. In order to comply with the relevant environmental protection laws and regulations, we have implemented an environmental protection system to ensure the emissions from production operations meet the pollution indicators. In addition, our production plant is located in an open area, away from residential areas and equipped with an appropriate convection and ventilation system. In order to reduce the impact on the environment, we have enhanced the convection and ventilation system at our production facilities to improve air quality and adopted various measures to prevent and minimize the noise pollution from our production operations.

Health and Safety Matters

The PRC Production Safety Law (the “Production Safety Law”) requires that we maintain safe working conditions under the Production Safety Law and other relevant laws, administrative regulations, national standards and industrial standards. We are required to offer education and training programs to our employees regarding production safety. The design, manufacture, installation, use and maintenance of our safety equipment are required to conform with applicable national and industrial standards. In addition, we are required to provide employees with safety and protective equipment that meet national and industrial standards and to supervise and educate them to wear or use such equipment according to the prescribed rules.

We consider the safety of our employees to be a priority. We have implemented internal health and safety policies in the workplace, available through our handbook on production safety and security procedures, which incorporate safety laws and regulations in the PRC. We have implemented safety guidelines on production procedures for the safe operation of production equipment and machinery during each stage of the production process. We require our employees to attend occupational safety education training courses on our safety policies and procedures to enhance their awareness of safety issues. We provide and require our employees to wear suitable protective devices to ensure their safety. We also provide employees with free annual medical check-ups.

As required under the Regulation of Insurance for Labor Injury, Provisional Insurance Measures for Maternity of Employees, Interim Regulation on the Collection and Payment of Social Insurance Premiums and Interim Provisions on Registration of Social Insurance, we provide our employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance and medical insurance.

In 2007, 2008 and 2009, we believe that we were in compliance with all applicable labor and safety laws and regulations in all material respects, and implemented internal safety guidelines and operating procedures. Further, we believe that we are in compliance with the new PRC Labor Contract Law, which came into effect on January 1, 2008, in all respects, and do not believe this new law will have any impact on our business and operations. Since the commencement of our business, none of our employees has been involved in any major accident in the course of their employment and we have never been subject to disciplinary actions with respect to the labor protection issues.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Overview

 We design, develop and wholesale footwear, apparel and accessories under the ““ (Xidelong) brand name and the ““ trademark in China. Since we began our operations in January 2002, we have experienced significant growth in second and third tier cities in China. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 53.0%, 45.7% and 1.3% of our total revenue for the year ended December 31, 2009, respectively, the market for which has been rapidly growing in China recently due to an increasing demand for lifestyle and leisure products and what we believe is a heightened interest in health consciousness among Chinese customers.

We place great emphasis on the comfort and functionality of our products. In particular, we focus our research and development efforts on designing sports and leisure footwear, especially running footwear, tailored to the needs of PRC consumers. The China Institute of Sport Science, which is the research center established by the General Administration of Sport of China and China’s first government agency engaging in research in the field of sport science, selected us exclusively to collaborate on research and development efforts in China. Under our agreement with the China Institute of Sport Science, we are required to pay an annual fee to the China Institute of Sport Science for its assistance with the research and development of technology for our sports footwear and apparel and the promotion of the technology content of our products. In addition, we have the exclusive right to use the endorsement “The Strategic Partner of the China Institute of Sport Science” on our products and the first right to use the expertise developed through our activities with the China Institute of Sport Science. As the exclusive partner of the China Institute of Sport Science, we allow the China Institute of Sport Science to use our research and development center in Jinjiang. Our commitment to the comfort and quality of our footwear for each individual is represented by slogans in our promotional campaigns such as “The Foot Knows Comfort,” “Run Freely” and “Respect Yourself.”

We distribute our products mainly through the Xidelong retail stores, which sell our products exclusively and do not carry or sell other brands’ products. As of December 31, 2009, all Xidelong retail stores were owned and operated by our 22 distributors. Some of the stores are operated directly and the remaining indirectly through third parties. We have contractual relationships only with our distributors and not with authorized third-party retail store operators. We believe that the sale of our products through distributors has enabled us to grow by exploiting their regional retail expertise and economies of scale. We provide retail policies and guidelines, training, advertising and marketing support as well as renovation subsidies to assist our distributors in the management and expansion of the Xidelong retail sales network. As of December 31, 2009, there were 3,694 Xidelong retail stores, of which 1,000 were operated directly by distributors and the remaining 2,694 were operated indirectly through authorized third-party retail store operators. The number of the Xidelong retail stores grew from 2,519 as of December 31, 2007 to 3,694 as of December 31, 2009, representing a CAGR of 21.1%.

We manufacture our products through a combination of internal and external production. Our production facility has a gross floor area of approximately 66,102 square meters and houses nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During the year ended December 31, 2009, we outsourced a portion of our footwear production to three contract manufacturers, and all of our apparel and accessories production to more than 20 contract manufacturers. The percentages of the production of our footwear that we outsourced to our contract manufacturers in terms of sales volume increased from 37.1% in 2007 to 47.8% in 2008 but decreased to 43.7% in 2009. The percentages of footwear production that we outsourced to our contract manufacturers decreased in 2009 because we increased production of our footwear products in-house due to increased production capacity and decreased purchases from contract manufacturers. Increased in-house production gives us more control over footwear production and allows us to save costs.

Our revenues increased significantly at a CAGR of 26.6% from RMB1,296.4 million in 2007 to RMB2,078.0 million in 2009. The growth during these periods was attributable to our business expansion and increased demand for our products.

Factors Affecting Our Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

The PRC economic growth

Our financial condition and results of operations have been driven by macro-economic conditions, increased disposable income and consumer spending in the PRC. In 2007, 2008 and 2009, we derived all of our revenue from domestic sales in the PRC. According to the National Bureau of Statistics of China, the PRC economy grew at a CAGR of approximately 15.1% from 1999 to 2009. From 1999 to 2009, the per capita annual disposable income of urban households in China grew at a CAGR of approximately 11.4% and consumer spending as measured by total retail sales value grew at a CAGR of approximately 14.9%. In addition, although the global economy has been affected by the financial crisis and economic downturns that began in 2008, per capita consumption expenditure of urban residents in China increased by 10.1% in 2009 compared to 2008 according to the National Bureau of Statistics of China. Statistics published by the General Administration of Sport of China suggest that there is a general correlation between disposable income and sports participation in China. We expect that our results of operations will continue to be driven by the growth of the PRC economy and increased disposable income and consumer spending in the PRC, particularly in the provinces and municipalities in which we operate.

The effect of the global economic downturn on us

The financial crisis and global economic downturn that began in 2008 have presented challenges to economies worldwide, including China. The Chinese government has adopted a stimulus package aimed at stimulating domestic consumer demand to address the global financial crisis. China's economy started to recover in the second half of 2009 as the increase in domestic consumption outpaced the decrease in exports. We experienced an increase in sales volumes and revenues due to increased consumer spending in the year ended December 31, 2009 compared to the year ended December 31, 2008. The average selling prices of our products increased in the year ended December 31, 2009 compared to the year ended December 31, 2008 due to increased recognition of the Xidelong brand in China as a result of marketing and brand promotion efforts over the years. We believe that we will be able to continue to increase the selling prices of our products in the future due to increasing awareness of our brand name, product quality and research and development efforts.

We source purchase orders primarily at sales fairs, and such orders constituted approximately 80% to 90% of our annual revenue. Purchase order quantities may be subsequently adjusted upward or downward by amounts ranging from 10% to 15% before finalization. In 2008, we agreed with certain distributors to reduce orders by 15% to 20% to prevent overflow of inventory among such distributors due to anticipated reduced consumer demand arising from the financial crisis and economic downturn that began in 2008. However, we received an increased number of orders during the sales fair held in September 2009 compared to that held in May 2009 as consumer confidence improved and signs of economic recovery started to emerge in China. According to the National Bureau of Statistics of China, total retail sales of consumer products, the primary gauge of consumer spending in China, increased by 15.5% in 2009 compared to 2008. We believe that our financial performance will continue to improve if consumer spending continues to increase in China.

According to the National Bureau of Statistics of China, urban retail sales accounted for nearly 67.8% of total retail sales in 2009. Urban consumption is expected to continue to be the primary contributor to consumer consumption in China. We focus our business in second and third tier cities in inland China, which are not as adversely affected by the financial crisis and the economic downturns as the coastal cities in China. We believe that we will be able to continue to capture the retail sales growth opportunities in second and third tier cities in China characterized by increasing urbanization, strong economic development and significant room for future growth.

Management of collection of trade receivables

One of our strategies during the financial crisis and the economic downturn is to grow the distribution network through our distributors by enhancing our relationship with them. Beginning in 2009, we extended the payment of the second installment representing 70% of the contract price from 60 days to 120 days after delivery as the duration of distributorship agreements has been extended from one to three years. The extended agreements allow us to establish long-term relationships with our distributors. For our distributors that experienced difficulties in their liquidity, the longer credit period allows them to overcome the unfavorable market condition confronting businesses worldwide. For our distributors that do not have difficulties in their liquidity, the longer credit period gives them more flexibility to grow the distribution network during the economic downturn in a cost effective manner.

We have adopted tightened credit verification procedures for every distributor who would like to apply for credit terms. Distributors are required to make a 30% down payment on every purchase order they made. The balance of the payment will then be due after four months from the invoice date. Trade receivables are monitored on an ongoing basis, and we have the sole discretion to cease doing business with distributors who fail to make payment within the credit period.

For any distributor whose balance is overdue for more than 30 days, the sales manager in charge will closely monitor such distributor and investigate the reason it is overdue. If the overdue amount is caused by the financial difficulties of the distributors, we will stop the shipment of all undelivered products and we will make allowances for uncollectable receivables in accordance with our assessment of the recoverability of the outstanding balance. No provision for uncollectibility of the overdue balance will be made if (1) the distributor has good trading record in the past and agrees to settle the overdue balance within 30 days; (2) the distributor continues to settle the outstanding balance; and (3) there is a dispute on the overdue balance with the distributor that is subject to clarification.

Moreover, we have maintained good relationships with all the distributors for many years and have rarely encountered any difficulties on collection of account receivables. As of December 2009, over 99.5% of the trade receivables that were neither past due nor impaired relate to customers with no recent history of default. The receivables that were past due but not impaired relate to a number of independent customers that have a good repayment record with the Group, however, those past due amounts were subsequently settled in January 2010. Therefore, our management believes that it has already taken adequate measures to ensure timely settlement by the distributors and the extended credit period has not materially adversely affected our liquidity and working capital or affected management’s judgment on the collectability of the outstanding balances from distributors.

Increased consumer demand for sportswear products in the PRC

Consumer demand for sportswear in the PRC is one of the key drivers of our revenue. The success of our business depends in large part on the growth in the PRC consumer market, particularly consumer demand for sportswear products. As general living standards in the PRC continue to improve, we expect consumer demand in the PRC to shift increasingly towards lifestyle enhancing products, such as sportswear, which we believe will increase our sales. We also believe that the 16th Asian Games in Guangzhou in 2010 will generate more interest in sports and corresponding consumer demand for sportswear products in the PRC.

Competitive pricing of our products to increase profitability

We have been able to increase our gross profit margins through competitive pricing of our products and effective cost management. To increase sales volumes, our pricing policy is to offer a range of products which are set at different price points with the aim of targeting different segments within the mid-range market. Currently, the average retail prices for our sports and leisure footwear range from approximately RMB200 to RMB300. The gross profit margin for footwear has increased from 26.1% in 2007 to 30.6% in 2009. The gross profit margin for apparel has increased from 26.0% in 2007 to 28.2% in 2009. The gross profit margin for accessories has increased from 23.4% in 2007 to 28.9% in 2009. The sales volumes and revenues increased in the year ended December 31, 2009 compared to the year ended December 31, 2008 as a result of the increase in consumer spending in 2009. The average selling prices of our products increased in the year ended December 31, 2009 compared to the year ended December 31, 2008 due to increased recognition of the Xidelong brand in China as a result of marketing and brand promotion efforts over the years.  In order to maintain our price competitiveness and sales volumes, we review our pricing strategy regularly to make adjustments based on various factors, including the market response to existing recommended retail prices, the level of sales, the expected product margin on individual products, the prices of our competitors’ products and the anticipated market trends and expected demand from customers.

Diversified product portfolio to increase revenue

We believe that a diversified product mix and a wide range of merchandise available in the Xidelong retail stores have been important factors in attracting customers and to increases our revenue. In 2007, 2008 and 2009, we changed the mix of our footwear products with an aim to increase our revenues generated from different footwear product categories. To further diversify revenue sources, we introduced three types of new footwear products, i.e., tennis, outdoor and beach footwear, in 2008. To allocate resources to produce other footwear products that are more popular to consumers, we discontinued the sales of beach footwear in 2009. In addition to footwear products, sales of apparel and accessories also contributed to the growth in our revenue. We will continue to monitor customer demand and adjust our product mix as we deem necessary to increase our average selling prices, revenue and gross profit margins.

The growth of our network through distributors

We distribute our products mainly through the Xidelong retail stores, which offer our products exclusively and do not carry other brands. Our 22 distributors own and operate all Xidelong retail stores. They operate some of the Xidelong retail stores directly and delegate operation of the remaining stores to third parties. As of December 31, 2009, our 22 distributors operated a network of 3,694 Xidelong retail stores located in 28  provinces and municipalities in the PRC. Our growth is largely driven by the business performance of our distributors and the pace of expansion of the network of the Xidelong retail stores. As of December 31, 2007, 2008 and 2009, we had 22 distributors. We believe that our ability to supervise and manage our distributors is critical to their continued performance and contribution to increase our revenue.

Competitive advantage

We focus primarily on second and third tier cities in China, particularly in the Southwestern Region, Northeastern Region and Northwestern Region of China, characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. We believe that we will be able to leverage our leading market position, brand recognition and product portfolio, extensive retail distribution network, experienced management and product designs in the PRC to maintain our competitive advantage. For risks relating to competition in the sportswear manufacturing industry in China, see “Risk Factors — Risks Relating to the Industry in Which We Operate — Our products face intense competition.”

Effective cost management

The major raw materials used in the production of our footwear products are natural and synthetic leather, nylon, canvas, rubber and plastics. To meet production requirements and to remain profitable, we must obtain sufficient quantities of good quality raw materials from our suppliers in a timely manner and at commercially reasonable prices. In addition, we use crude oil and electricity in our production. Therefore, increases in crude oil prices and electricity costs would increase our production costs. We believe that we will be able to offset a portion of any such increased costs through improvement of production efficiency and utilization of economies of scale. Historically, we have been successful in reducing cost of raw materials as a percentage of total cost of sales. For 2007, 2008 and 2009, the purchase of raw materials for our own production requirements accounted for 21.3%, 18.0% and 18.4%, respectively, of our total cost of sales. We seek to capitalize on our purchasing and bargaining power to continue to obtain favorable prices from our major suppliers. Because we use a cost-plus pricing policy to determine the selling price of our products, we are able to pass on increased costs to our distributors. We believe that effective cost management and ability to pass on increased costs to distributors will enable us to maintain and increase our profitability.

Relationship with quality contract manufacturers

In 2009, we outsourced 39.2% of our footwear production by sales volume to three contract manufacturers and all of our apparel and accessories production to more than 20 contract manufacturers. For 2007 and 2008, the duration of agreements with our contract manufacturers for footwear, apparel and accessories had been one year. Starting from 2009, the duration of agreements with our contract manufacturers has been extended to two years. We have not terminated our contractual relationships with any of our contract manufacturers of our footwear during the term of the agreements. Due to a larger pool of contract manufacturers of apparel and accessories available for selection, we have been using apparel and accessories contract manufacturers capable of supplying goods with better quality at more competitive prices. We believe that long-term contracts with contract manufacturers as well as the relationships we have established with them over the years will enable us to procure quality contract manufacturers to meet our requirements at commercially reasonable terms. For risks relating to reliance on contract manufacturers, see “Risk Factors — Risks Relating to Our Business — We rely on our contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories.”

Ability to maintain brand recognition and marketing success

We believe that brand recognition is crucial to customers’ purchasing decisions. We position our Xidelong brand as a high quality sports and leisurewear brand for consumers in the PRC. We place great emphasis on brand building and promote Xidelong products through advertisements in the media, sponsorship of PRC sports events and various other promotional activities. For 2007, 2008 and 2009, our advertising and promotion expenses accounted for 7.2%, 7.5% and 7.8%, respectively, of our total revenue. We intend to increase our marketing budgets for promotional activities in the future in order to further strengthen our brand and market position. We believe that we will be able to maintain the position of our Xidelong brand in the market through enhanced marketing efforts to increase market share and promote sales growth.

Seasonality

Our results of operations have fluctuated from season to season and are likely to remain seasonal. Historically, revenues in the third and fourth quarters have slightly exceeded those in the first and second quarters. The seasonality of our results of operations is primarily attributable to the seasonal nature of our footwear and apparel products and the fact that our autumn and winter collections generally command higher selling prices than our spring and summer collections. In addition, other factors such as weather conditions, holiday seasons, the timing of the launch of our new products and the timing of delivery of our products also affect our sales from season to season. Due to the seasonal fluctuations of our business, comparisons of sales and results of operations between different periods within a financial year, or between different periods in different financial years, are not necessarily meaningful and cannot be relied on as accurate indicators of our future performance.

Level of income tax and preferential tax treatment

Our profits are affected by the income tax that we pay and any preferential tax treatment that we are able to receive. As a foreign-invested enterprise engaged in the manufacturing business, XDLong Fujian is entitled to the preferential tax treatments provided under the Foreign Enterprise Income Tax Law. Accordingly, XDLong Fujian is subject to an enterprise income tax rate of 27% but it is fully exempted from the enterprise income tax during its first two profitable years, followed by a 50% tax reduction for the next three years. Such tax treatment had a significant positive effect on our profit after taxation for 2007. XDLong China is qualified for the same type of preferential tax treatments as XDLong Fujian because XDLong China is also a foreign-invested enterprise engaged in the manufacturing business. XDLong China started generating profits in 2008. Therefore, it enjoyed tax exemption in 2008 and 2009 and is expected to enjoy a 50% corporate income tax reduction in 2010, 2011 and 2012.

Pursuant to the new PRC Corporate Income Tax Law (the “New Corporate Income Tax Law”) and its Implementation Rules (effective on January 1, 2008), domestic-invested and foreign-invested enterprises are subject to PRC corporate income tax at the same rate of 25%. Foreign-invested enterprises established prior to the promulgation of the New Corporate Income Tax Law and entitled to tax benefits are able to continue to enjoy the tax benefits before they expire over a 5-year period after January 1, 2008. Consequently, XDLong China is able to continue to enjoy its tax benefits, commencing from its first profitable year but subject to expiration within 5 years from January 1, 2008. With effect from January 1, 2008, the applicable tax rate for XDLong Fujian and XDLong China is 25%.

A.	OPERATING RESULTS

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information at and for the years ended December 31, 2007, 2008 and 2009 and has been prepared based on the financial statements of the companies that comprised Windrace and its consolidated subsidiaries, or the Windrace group, after elimination of inter-company transactions. This information should be read in conjunction with the financial information and notes thereto included in the consolidated financial statements and notes thereto included elsewhere in this registration statement.

The reorganization of Windrace involved a combination of entities under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu. Under paragraphs 10 through 13 of IFRS 3, “Business Combinations” (“IFRS 3”), a combination of entities under common control is deemed to be outside the scope of IFRS 3. Since the reorganization of Windrace did not result in any change in the effective control of Windrace or the relative shareholder interests before and after the reorganization, the accompanying financial statements have been prepared on a consolidated (combined) basis at historical cost for all periods presented. On this basis, Windrace has been treated as the holding company of its subsidiaries for all periods presented.

Our consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements include the results of operations and cash flows of Windrace and its consolidated subsidiaries and have been prepared as if the current group structure had been in existence at January 1, 2007, or since the respective dates of their incorporation or establishment. Our consolidated balance sheets at December 31, 2007, 2008 and 2009 have been prepared to present the assets and liabilities of Windrace and its consolidated subsidiaries at the respective dates as if the current group structure had been in existence at those dates.

The financial information has been prepared in accordance with IFRS (which comprise standards and interpretation approved by the IASB and the International Accounting Standards (“IAS”) and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee). All IFRS effective for the accounting periods commencing January 1, 2007, 2008 and 2009, together with the relevant transitional provision, have been adopted by us in the preparation of the financial information throughout the years ended December 31, 2007, 2008 and 2009.

The financial information has been prepared under the historical cost convention and in accordance with the accounting policies set out in the financial statements included elsewhere in this registration statement, which conform with IFRS, and is presented in Renminbi with all values rounded to the nearest thousand except when otherwise indicated.

Consolidated Income Statements

The following table sets forth our results for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(RMB in thousands)
Revenue	1,296,402	1,820,282	2,077,958
Cost of sales	(959,526)	(1,323,262)	(1,464,856)
Gross profit	336,876	497,020	613,102
Other income and gains	889	1,188	5,855
Selling and distribution costs	(137,077)	(225,752)	(268,123)
Administrative expenses	(29,984)	(29,205)	(44,509)
Aborted IPO expenses	—	(31,382)	—
Research and development expense	(12,784)	(17,649)	(24,953)
Finance costs	(1,352)	(23,511)	(29,566)
Share of loss in jointly-controlled entity	―	―	(16)
Profit before tax	156,568	170,709	251,790
Tax	(21,783)	(2,181)	(3,771)
Profit for the year	134,785	168,528	248,019

Critical Accounting Policies and Estimates

Our financial statements and notes thereto included elsewhere in this registration statement have been prepared in accordance with IFRS. We have adopted IFRS effective for the accounting periods commencing January 1, 2007, 2008 and 2009, together with the relevant transitional provisions in the preparation of the financial information throughout the years ended December 31, 2007, 2008 and 2009. The preparation of our financial information in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenue and expenses. The following sets forth the principal accounting policies applied in preparing our financial statements that management believes are critical not only because they are important to the portrayal of our financial condition and results of operations, but also because the application and interpretation of these policies require both judgments and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be reliably measured, on the following basis, depending on the source of such revenue: (i) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that we maintain neither managerial involvement to the degree usually associated with the ownership, nor effective control over the goods sold; which usually occurs when the product is sold and delivered to the distributors with all transportation and handling costs for delivery of products borne and paid directly by the distributors, and (ii) interest income on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instruments to the net carrying amount of the financial assets. With respect to the sale of goods, we generally recognize revenue when a sale is made and the above condition in (i) is met, which generally occurs when the product is sold and delivered to the distributors. All transportation and handling costs for delivery of products are borne and paid directly by the distributors.

In addition, we utilize preliminary purchase orders received from consultations with distributors at sales fairs to prepare sales estimates and formulate production schedules for upcoming seasons. Purchase orders are subsequently adjusted upward or downward by amounts ranging from 10% to 15% before finalization. Once a purchase order is finalized, we re-confirm the delivery schedule of sales orders with each distributor before shipment. Distributors are invoiced and we recognize sales only at the time, and by the amount of, the products ultimately delivered to distributors.

Although our policy is to recognize product returns as a reduction of revenue, we have not deemed it necessary to accrue for returns at the time when sales are recorded because we have not had significant product returns or similar claims. Our management periodically reviews this matter and will consider making such accruals when there are indications of significant sales returns or similar claims in future periods.

Although we accept returns of defective products, instead of returning defective products to us, distributors generally choose to sell any defective products at a discount to end customers. Since distributors are required to comply with our pricing policy, distributors must obtain our prior written consent before they can sell any products at a discount to the suggested retail price. We determine the amount of discounts on a case-by-case basis. We do not provide any compensation to distributors for defective products. To date, the number and value of defective products have been minimal.

We do not have any arrangements with distributors to accept returns of out-of-season stock. When in-season new products arrives, the current products on shelves become out-of-season stock. In addition, we do not provide volume-based discount programs or discounts for early payment.

We closely monitor the inventories and sales by distributors by requiring them to provide monthly inventory reports since 2008 and quarterly inventory reports prior to 2008. We also monitor the inventory and sales of distributors by reviewing local market condition reports provided by our regional sales managers, who assists us in collecting sales and inventory data to arrange production schedules and maintain inventory at optimal levels. In addition, we conduct random on-site inspections of distributors and authorized retail stores to track inventories and sales performance.

We encourage distributors to clear their out-of-season inventory levels. An authorized retailer with excess inventory at the end of a season may attempt to sell such excess inventory through regular and special end-of-season sales. Since distributors must strictly comply with our suggested retail pricing policy, they must obtain prior written consent from us before conducting any promotional events or selling any products to consumers at a discount to the suggested retail price. The distributors bear the costs of any sales discounts and we are not required to provide credits or subsidies to distributors for their seasonal clearance sales.

To facilitate the operation and development of our business and to promote and enhance our brand recognition nationwide, we provide after-sales assistance and guidance to distributors. Such after-sale assistance and guidance generally include training of distributors’ employees and provision of promotional equipment and marketing brochures. In addition, since all Xidelong retail stores are required to sell our products on an exclusive basis, we also provide these retail stores with standardized outlet design and layout, and subsidies for the build-out of new retail stores and renovation of existing retail stores. These after-sale assistance and guidance are selected, limited and commonly provided by sportswear manufacturers to their distributors and retailers in China. Moreover, such assistance and guidance does not interfere with the ability of the distributors and retailers to conduct their normal business operations.

As an incentive for distributors to increase the number of authorized retail stores and to create a uniform high-quality store image nationwide, we provide certain build-out and renovation subsidies to qualified authorized retail stores located within the distributors’ designated sales regions. If a particular authorized retail store is operated by a third-party retailer, such subsidies are provided to the retailer through the distributor. Such subsidies are granted and paid when a new or renovated store is approved, and are charged to operations at that time. For 2007, 2008 and 2009, we subsidized approximately RMB34.7 million, RMB71.6 million and RMB85.3 million, respectively. These amounts were included in selling and distribution costs.

Impairment allowances for trade and other receivables

We estimate the impairment allowances for trade and other receivables by assessing the collectability of the receivables based on the related customers’ credit history and prevailing market conditions. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. Where the expectation is different from the initial estimate, the difference is recognized as an impairment loss in the period in which such estimate is changed. We reassess the impairment allowances at each balance sheet date.

Historically, we have had no experience of bad debts. All the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and we have the sole discretion to cease business with customers who fail to pay within the credit period. Because of the recent fluctuations in the economic environment since the second half of 2008, we have closely monitored the trade receivables balance overdue 30 days and assessed the intention of the repayment from the distributors.

We will not make any provision of the overdue balance if (i) we have continuous trading with the distributor; (ii) we receive continuous repayments from the distributor; and (iii) we have no dispute on the overdue balance with the distributor. We will make full provision on such balances if we considered them not recoverable.

As of December 2009, over 99.5% of the trade receivables that were neither past due nor impaired relate to customers with no recent history of default.  The receivables that were past due but not impaired relate to a number of independent customers that have a good repayment record with the Group, however, those past due amounts were subsequently settled in January 2010. There is no indication of deterioration in the creditworthiness of any of our distributors.

Inventory

Inventories are stated at the lower of cost and net realizable value after making due allowances for obsolete or slow moving items. Cost is calculated using the weighted average cost formula and comprises all costs of sales incurred in bringing the inventories to their present location and condition. When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the period in which the related revenue is recognized. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred for completion of the production process and disposal upon delivery of finished goods to distributors. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Write-down of inventories to net realizable value is made based on the estimated net realizable value of the inventories. The assessment of the write-down amounts and the timing of such write-downs require estimates and management’s judgment. Where the actual outcome or expectation in future periods is different from management’s estimates, such differences may have a material impact on the carrying amounts of our inventories and any write-down amounts and write-back amounts in the period in which such estimate has been changed. No inventory amounts were stated at net realizable value in each of the years in 2007, 2008 and 2009 and we did not make any provisions for inventories during the same periods.

Useful lives and impairment of assets

Property, Plant and Equipment

Property, plant and equipment (other than construction-in-progress) are recorded at cost less accumulated depreciation and are depreciated over the estimated useful lives of the related assets using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately, where practicable. Residual values, useful lives and depreciation method are reviewed and adjusted, if appropriate, at each balance sheet date. Depreciation is recognized as an expense in the consolidated income statements when an asset is available for use, that is, when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Buildings are depreciated over the shorter of the relevant lease term and a 20-year period and manufacturing equipment, such as plant and machinery, is depreciated over a five to ten-year period. Furniture, fixtures, motor vehicles and office equipment, consisting of computers, office equipment, machinery and software, are depreciated over a five-year period. Leasehold improvement is also depreciated over a five-year period. Construction-in-progress represents costs incurred for the design and construction of the production facility. Our management determines the estimated useful lives and related depreciation charges for our property, plant and equipment and such estimates are based on historical experience of the actual useful lives of such property, plant and equipment, and where no historical experience is available, based on such property, plant and equipment used for similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously stated amounts based on the estimated life of such property, plant and equipment or will take write-offs or declare as obsolete or non-strategic assets that have been abandoned or sold. Impairment reviews are conducted as events or changes in circumstances indicating that the carrying amount may not be recoverable. The recoverable amounts of property, plant and equipment have been determined based on value-in-use calculations, which require the use of judgment and estimates.

Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurements” are classified as loans and receivables. When such financial assets are recognized initially, they are measured at fair value. We assess whether a financial asset contains an embedded derivative when we first become a party to it and assess whether the embedded derivatives are required to be recognized separately from their financial asset contract when the analysis shows that the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the financial asset that significantly modifies the cash flows that would otherwise be required under the financial asset. We determine that the classification of our financial assets upon the initial recognition and, where allowed and appropriate, re-evaluates the classification at the balance sheet date reported. All regular way purchases and sales of financial assets are recognized on the trade date, that is, the dates when we commit to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortized cost using the effective interest method. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated income statements when the loans and receivables are derecognized or impaired, as well as through the amortization process.

We assess at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. If there is objective evidence that an impairment loss on loans and receivable carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced either directly or through the recognition of an allowance account. The amount of impairment loss is recognized in our consolidated income statements in the period when it occurs. In relation to trade receivables, an impairment allowance is made when there is objective evidence, such as the probability of insolvency or significant difficulties of the debtor, that we will not be able to collect all of the amounts due under the original term of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account, and impaired receivables derecognized when they are assessed as uncollectible. The identification of impairment allowances of financial instruments and trade and other receivables requires management judgment and estimates.

Description of Selected Income Statement Items

Revenue

We generate revenue from sales of footwear, apparel and accessories. The following table sets forth a breakdown of our revenue for the periods indicated:

	2007	Percentage of total revenue	2008	Percentage of total revenue	2009	Percentage of total revenue
	RMB (in thousands)
Footwear
Running footwear	364,741	28.1%	425,627	23.4%	293,174	14.1%
Leisure footwear	131,462	10.2%	218,769	12.0%	274,370	13.2%
Basketball footwear	99,652	7.7%	71,337	3.9%	88,666	4.2%
Skateboarding footwear	74,887	5.8%	155,796	8.6%	262,893	12.7%
Canvas footwear	3,035	0.2%	27,373	1.5%	12,864	0.6%
Tennis footwear	—	—	11,572	0.6%	104,083	5.0%
Outdoor footwear	—	—	10,708	0.6%	66,229	3.2%
Beach footwear	—	—	1,879	0.1%	―	―
subtotal	673,777	52.0%	923,061	50.7%	1,102,279	53.0%
Apparel	598,122	46.1%	857,203	47.1%	948,738	45.7%
Accessories	24,503	1.9%	40,018	2.2%	26,941	1.3%
Total	1,296,402	100.0%	1,820,282	100.0%	2,077,958	100.0%

Our revenue is derived primarily from sales of the following products:

•
Footwear. Footwear accounted for 53.0% of revenue in 2009 and includes principally seven categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear and outdoor footwear. A portion of our footwear production is outsourced.

•	Apparel. Sports apparel accounted for 45.7% of revenue in 2009 and includes principally sports tops, sports pants, jackets and track suits. All of our apparel production is outsourced.

•	Accessories. Accessories accounted for 1.3% of revenue in 2009 and include principally bags, socks, hats and caps. All of our accessories production is outsourced.

Expenses

Our expenses consist of cost of sales, selling and distribution costs, administrative expenses, research and development expenses and finance costs. The following table sets forth a breakdown of our expenses for the periods indicated:

	Year ended December 31,
	2007	Percentage of total revenue	2008	Percentage of total revenue	2009	Percentage of total revenue
	RMB (in thousands)
Cost of sales
Opening inventories	50,515	3.9%	50,283	2.7%	86,060	4.1%
Raw materials purchase	204,583	15.8%	238,436	13.1%	269,194	13.0%
Finished goods:
Footwear	187,389	14.5%	294,235	16.1%	310,740	15.0%
Apparel	432,218	33.3%	647,586	35.6%	669,348	32.2%
Accessories	17,172	1.3%	30,443	1.7%	17,997	0.9%
Total purchases of finished goods	636,779	49.1%	972,264	53.4%	998,085	48.1%
Total purchases	841,362	64.9%	1,210,700	66.5%	1,267,279	61.1%
Manufacturing overhead costs	73,329	5.7%	89,722	3.1%	99,857	4.8%
Direct and indirect labor costs	44,603	3.4%	58,617	5.1%	67,626	3.2%
Less: closing inventories	(50,283)	(3.9)%	(86,060)	(4.7)%	(55,966)	(2.7)%
	959,526	74.0%	1,323,262	72.7%	1,464,856	70.5%
Selling and distribution costs
Advertising and promotional expenses	93,014	7.2%	137,484	7.5%	162,598	7.8%
Retail store renovation subsidies	34,699	2.7%	71,522	3.9%	85,334	4.1%
Salaries of sales and marketing staff	4,237	0.3%	6,319	0.3%	10,237	0.5%
Others	1,824	0.2%	4,690	0.3%	3,533	0.2%
Traveling expenses	1,661	0.1%	2,790	0.2%	2,745	0.1%
Sales fair expenses	1,642	0.1%	2,947	0.2%	3,676	0.2%
	137,077	10.6%	225,752	12.4%	268,123	12.9%
Administrative expenses
Salaries of administrative staff	6,597	0.5%	5,034	0.3%	9,545	0.5%
Miscellaneous taxes and duties	5,565	0.4%	7,915	0.4%	6,664	0.3%
Depreciation	4,208	0.3%	5,270	0.3%	5,379	0.3%
Purchases of office supplies	3,808	0.3%	230	0.1%	94	0.1%
Entertainment expenses	1,406	0.1%	1,522	0.1%	1,138	0.1%
Acquisition related expenses	—	—	—	—	6,993	0.3%
Others	8,400	0.7%	9,234	0.5%	14,696	0.7%
	29,984	2.3%	29,205	1.7%	44,509	2.3%
Aborted IPO expenses	—	—	31,382	1.7%	―	―
Research and development expenses	12,784	1.0%	17,649	1.0%	24,953	1.2%
Finance costs	1,352	0.1%	23,511	1.3%	29,566	1.4%
Share of loss in jointly-controlled entity	—	—	—	—	16	0.1%
Total Expenses	1,140,723	88.0%	1,650,761	90.8%	1,832,023	88.4%
Cost of sales

In 2007, 2008 and 2009, cost of sales represented 74.0%, 72.7% and 70.5%, respectively, of our revenue. Our cost of sales consists of fixed costs and variable costs. In 2007, 2008 and 2009, fixed costs represented 2.4%, 2.0% and 2.2%, respectively, of our cost of sales. During the same periods, variable costs represented the remaining 97.6%, 98.0% and 97.8%, respectively, of our cost of sales.

Our fixed costs primarily include:

•	Manufacturing overhead: Manufacturing overhead related to rental expense.

•	Depreciation: Depreciation relates to depreciation expenses arising from our production facilities.

•	Indirect labor costs: Indirect labor costs consist primarily of salaries, social insurance and benefit expenses for our production supervisors.

Our variable costs primarily include:

•
Purchase of raw materials: Purchases of raw materials consist primarily of purchases of natural and synthetic leather, nylon, canvas, rubber, plastics and product parts that we use to manufacture our footwear.

•	Purchase of finished goods: Purchases of finished goods are the purchases of finished products that we outsource to contract manufacturers.

•
Manufacturing overhead: Other variable costs primarily consist of packaging materials and other consumables, utility expenses and subcontracting fees, which are paid to subcontractors who manufacture footwear product parts for our production.

Selling and distribution costs

Our selling and distribution costs consist primarily of advertising and promotional expenses, retail store renovation subsidies and salaries for its sales and marketing staff. In 2007, 2008 and 2009, selling and distribution costs represented 10.6%, 12.4% and 12.9%, respectively, of our revenue. Advertising and promotional expenses consist primarily of fees for advertising on television and other mass media, advertisement production costs, sponsorship fees for sporting events and television programs and fees for brand spokespersons. Retail store renovation subsidies consist primarily of subsidies provided to our distributors for renovation or refurbishment of new or existing Xidelong retail stores. Salaries of sales and marketing staff consist primarily of salaries and benefit expenses for our sales and marketing staff.

Administrative expenses

Our administrative expenses consist primarily of salaries of administrative staff, depreciation, and miscellaneous taxes and duties. In 2007, 2008 and 2009, administrative expenses represented 2.3%, 1.7% and 2.3%, respectively, of our revenue. Salaries of administrative staff consist primarily of salaries and benefit expenses for our administrative staff. Depreciation consists primarily of depreciation expenses of our office building and equipment at our production facility in Jinjiang. Miscellaneous taxes and duties consist primarily of stamp duties and property tax for our new office and factory buildings completed in March 2007. Others under administrative expenses consist primarily of social insurance and other employee expenses for our administrative staff, amortization of prepaid land lease payments, donation, entertainment expenses, office expenses, rental expenses and utility expenses.

Research and Development expenses

In 2007, 2008 and 2009, research and development expenses represented 1.0%, 1.0% and 1.2%, respectively, of our revenue. Research and development expenses consist primarily of salaries paid to our research and development center staff, materials consumed for our product research and development projects and expenses incurred for our cooperation with the China Institute of Sport Science and Hefei Institute of Intelligent Machines.

Finance costs

Finance costs are our interest expenses on short-term bank loans and preferred shares. In 2007, 2008 and 2009, finance costs represented 0.1%, 1.3% and 1.4%, respectively, of our revenue.

Gross profit margin

We have a diverse product portfolio, comprising a range of products across our three key segments: footwear, apparel and accessories. During the years ended December 31, 2006, 2007 and 2008, our gross profit margin increased primarily due to an increase in the average selling prices across our product lines and improvements in its management of production costs. Our gross profit margins between apparel and accessories (which are all outsourced) and footwear (which are mostly manufactured in house) are comparable primarily due to our pricing strategy for different product segments based on their cost of sales in order to achieve a reasonable level of gross profit margins.

The following table sets forth a breakdown of our gross profit margin for the periods indicated:

	Year ended December 31,
	2007	2008	2009
Running footwear	25.7%	27.7%	27.1%
Skateboarding footwear	25.7%	29.1%	34.5%
Leisure footwear	26.4%	27.8%	29.0%
Tennis footwear	—	34.4%	32.9%
Outdoor footwear	—	34.2%	27.7%
Basketball footwear	27.5%	30.3%	36.3%
Canvas footwear	25.6%	27.0%	25.0%
Beach footwear	—	27.2%	—
Footwear	26.1%	28.3%	30.6%
Apparel	26.0%	26.3%	28.2%
Accessories	23.4%	25.85%	28.9%
Total	26.0%	27.3%	29.5%

Taxation

No provision for Hong Kong profits tax was made as we did not generate any assessable profit arising in Hong Kong in 2007, 2008 and 2009. We calculated taxes on profits assessable in the PRC at the prevailing rates, based on existing legislation, interpretations and practices in respect thereof.

The increase in PRC taxes paid was primarily due to the increase in assessable profits of our subsidiaries in the PRC as a result of business expansion and growth in revenue.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, XDLong Fujian, a foreign-invested enterprise, was exempt from the PRC corporate income tax for its first two profitable years, commencing January 1, 2003. Thereafter, it was entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2005 to December 31, 2007. Pursuant to the new PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, starting from January 1, 2008, the applicable tax rate for XDLong Fujian is 25%.

XDLong China, a foreign-invested enterprise, is exempt from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008. Thereafter, it is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012 (the “Tax Holidays”). Pursuant to the new PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, the PRC corporate income tax rate for foreign-invested enterprises such as XDLong China is 25%. Existing foreign-invested enterprise, such as XDLong China, however, are entitled to continue to enjoy the Tax Holidays until 2012.

The following table sets forth the reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates in the PRC to the tax expense at our effective tax rates for the periods indicated:

	Year ended December 31,
	2007	2008	2009
Profit before tax	156,568	170,709	251,790
Tax at the applicable rates	42,273	47,334	65,844
Lower tax due to tax holidays	(27,228)	(54,191)	(67,697)
Tax effect of expenses not deductible for taxation purposes	11	9,038	5,621
Tax losses not recognized	6,727	—	3
Tax charge at our effective rate	21,783	2,181	3,771

Prior to January 1, 2008, we operated solely in China and the applicable tax rate was 27%. Starting from January 1, 2008, the applicable tax rates for entities operating in China and Hong Kong were 25% and 16.5%, respectively. Tax charge at our effective rate is derived from our tax at the applicable tax rates, reduced by lower tax due to Tax Holidays and increased by tax losses not recognized in 2007, 2008 and 2009 at the applicable tax rates.

Other than unrecognized tax losses, there were no other differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Therefore, there was no unprovided deferred tax liability in 2007, 2008 and 2009 and at the balance sheet date of December 31, 2007, 2008 and 2009.

Results of Operations

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue. Revenue increased 14.2% from RMB1,820.3 million in the year ended December 31, 2008 to RMB2,078.0 million in the year ended December 31, 2009 primarily due to the following:

•
Increase in sales volumes: The increase in sales volumes contributed to a revenue growth by RMB169.0 million. The increase was primarily attributable to the overall economic growth in China, increased demand for our products at the existing Xidelong retail stores, openings of new Xidelong retails stores, an increase in the variety of apparel products and an increase in the average size of the Xidelong retail stores with larger display areas for accessories. The deliveries of footwear increased from 13.4 million pairs in 2008 to 16.0 million pairs in 2009. The sales volume of apparel increased from 16.8 million units in 2008 to 17.7 million units in 2009.

•
Increase in the number of retail stores: The number of Xidelong retail stores increased from 3,277 as of December 31, 2008 to 3,694 as of December 31, 2009, leading to a contribution of revenue growth by RMB18.7 million.

•
Increase in average selling prices: As a result of increased consumer recognition of the Xidelong brand resulting from marketing and brand promotion efforts over the years, the average selling prices of all product types increased. In particular, apparel experienced an increase in average selling prices by 5.3%, while the average selling price of footwear remained unchanged, leading to a contribution to revenue growth by RMB70.0 million.

The increase in revenue from 2008 to 2009 was partially offset by the decrease in revenue from accessories by RMB13.1 million as we focused our promotional efforts on our other key products.

Cost of sales. Cost of sales increased 10.7% from RMB1,323.3 million in 2008 to RMB1,464.9 million in 2009. The increase in cost of sales was primarily due to increased purchases of raw materials by RMB30.8 million for our own production of footwear products. The increase in cost of sales was also attributable to increased purchases of finished products by RMB25.8 million from contract manufacturers to meet the increase in deliveries resulting from increased demand for our products. The increase in cost of sales was partially offset by the decrease in revenue from accessories.

Gross profit. Our gross profit increased 23.4% from RMB497.0 million in 2008 to RMB613.1 million in 2009 primarily as a result of an increase in sales. Our overall gross profit margin increased from 27.3% in 2008 to 29.5% in 2009 primarily as a result of the increase in average selling prices of our products due to enhanced brand recognition. The rate of increase in revenues in 2009 compared to 2008 exceeded the rate of increase in cost of sales during the same periods.

Other income and gains. Other income and gains increased 391.7% from RMB1.2 million in 2008 to RMB5.9 million in 2009. Other income and gains include subsidy income from the Jinjiang local government for our technological innovation and interest income.  The increase in other income and gains in 2009 was mainly attributable to the reversal of over-provision for aborted IPO expenses of RMB5.1 million.

Selling and distribution costs. Selling and distribution costs increased 18.7% from RMB225.8 million in 2008 to RMB268.1 million in 2009. This increase in selling and distribution costs was primarily due to increases in advertising and promotional expenses, retail store renovation subsidies and sales fair expenses. Advertising and promotional expenses increased 18.3% from RMB137.5 million in 2008 to RMB162.6 million in 2009 primarily because we invested more resources on marketing and advertising activities to increase our brand recognition and penetration.  Retail store renovation subsidies increased 19.3% from RMB71.5 million in 2008 to RMB85.3 million in 2009 primarily due to the expansion of the distributors’ distribution network.

Administrative expenses. Administrative expenses increased 52.4% from RMB29.2 million in 2008 to RMB44.5 million in 2009 primarily due to increases in acquisition related expenses, salaries of administrative staff and other expenses. Acquisition related expenses of RMB7.0 million was incurred for the business combination in 2009. Salaries of administrative staff increased 90.0% from RMB5.0 million in 2008 to RMB9.5 million in 2009 as a result of recruitment of additional headcounts with higher salaries and the bonuses we paid in 2009 due to our business expansion while we did not pay any bonus in 2008. Other expenses increased 59.8% from RMB9.2 million in 2008 to RMB14.7 million in 2009 mainly due to the increase in professional fees paid to investor relations managers and legal advisors.

Aborted IPO expenses. We incurred RMB31.4 million in 2008 as expenses for a proposed initial public offering on the Stock Exchange of Hong Kong that was subsequently aborted due to unfavorable market conditions while we did not incur such expenses in 2009.

Research and development expenses. Research and development expenses increased 42.0% from RMB17.6 million in 2008 to RMB25.0 million in 2009 primarily due to the increase in expenses associated with the design of new products and product parts and our research and development efforts with the China Institute of Sport Science and the Hefei Institute of Intelligent Machines.

Finance costs. Finance costs decreased 26.0% from RMB23.5 million in 2008 to RMB29.6 million in 2009 primarily due to interest arising from the preferred shares issued to Elevatech on April 30, 2008 carrying an internal rate of return of 12%.

Profit before tax. As a result of the foregoing, our profit before tax increased 47.5% from RMB170.7 million in 2008 to RMB251.8 million in 2009.

Tax. Tax increased 72.7% from RMB2.2 million in 2008 to RMB3.8 million in 2009 primarily due to the increase in our gross profits.

Profit for the year. As a result of the above factors, our profit for 2009 was RMB248.0 million, an increase of 47.2% from RMB168.5 million for 2008.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Revenue. Revenue increased 40.4% from RMB1,296.4 million in 2007 to RMB1,820.3 million in 2008 primarily due to the following:

•
Increase in sales volumes: The increase in sales volumes contributed to a revenue growth by RMB438.1 million. The increase was primarily attributable to the overall economic growth in China, increased production capacity by two million pairs by adding two additional production lines in June 2008, increased demand for our products at existing Xidelong retail stores, new openings of Xidelong retails stores, an increase in the variety of apparel products and an increase in the average size of the Xidelong retail stores with larger display areas for accessories. The deliveries of footwear increased from 10.3 million pairs in 2007 to 13.4 million pairs in 2008. The sales volume of apparel increased from 13.2 million units in 2007 to 16.8 million units in 2008.

•
Introduction of new products: To diversify our revenue sources, we introduced beach footwear in June 2008 and tennis and outdoor footwear in September 2008. The introduction of these new products contributed to an increase of revenue by RMB24.2 million in 2008 whereas we did not generate revenue from these products in 2007.

•
Increase in the number of retail stores: The number of distributors remained at 22 in 2007 and 2008. However, the number of Xidelong retail stores increased from 2,519 as of December 31, 2007 to 3,277 as of December 31, 2008, leading to a contribution of revenue growth by RMB14.6 million.

•
Increase in average selling prices: As a result of increased consumer recognition of the Xidelong brand resulting from marketing and brand promotion efforts over the years, the average selling prices of all product types increased. In particular, footwear and apparel experienced an increase in average selling prices by 5.4% and 12.1%, respectively, leading to a contribution to revenue growth by RMB47.1 million.

The increase in revenue from 2007 to 2008 was partially offset by the decrease in revenue from basketball footwear by RMB28.3 million due to its relatively higher selling price and increasing fashion trend toward skateboarding footwear.

Cost of sales. Cost of sales increased 37.9% from RMB959.5 million in 2007 to RMB1,323.3 million in 2008. The increase in cost of sales was primarily due to increased purchases of finished products by RMB335.5 million from contract manufacturers to meet the increase in deliveries resulting from increased demand for its products. The increase in cost of sales was also attributable to increased purchases of raw materials by RMB33.9 million for our own production of footwear products.

The increase in cost of sales in 2008 compared to 2007 was partially offset by the decrease in fixed costs by RMB3.5 million primarily because we did not incur any rental expenses in 2008 due to termination of leases for our production facilities after completion of our own production facility in Jinjiang in March 2007. The decrease in fixed costs was partially offset by an increase in depreciation by RMB2.7 million due to an increase in production capacities through addition of two more production lines and the completion of factory buildings in March 2007.

Gross profit. Our gross profit increased 47.5% from RMB336.9 million in 2007 to RMB497.0 million in 2008 primarily as a result of an increase in sales. Our overall gross profit margin increased from 26.0% in 2007 to 27.3% in 2008 primarily as a result of the increase in average selling prices of our products due to enhanced brand recognition. The rate of increase in revenues in 2008 compared to 2007 exceeded the rate of increase in cost of sales during the same periods.

Other income and gains. Other income and gains increased 33.3% from RMB0.9 million in 2007 to RMB1.2 million in 2008. Other income and gains include subsidy income from the Jinjiang local government for our technological innovation and interest income.

Selling and distribution costs. Selling and distribution costs increased 64.7% from RMB137.1 million in 2007 to RMB225.8 million in 2008. This increase in selling and distribution costs was primarily due to increases in advertising and promotional expenses, retail store renovation subsidies and sales fair expenses. Advertising and promotional expenses increased 47.8% from RMB93.0 million in 2007 to RMB137.5 million in 2008, primarily due to increased marketing activities and advertisement expenses to promote our brand in anticipation of the Olympic Games in 2008 in China, including sponsorship of “Sports World,” a sport program featured on CCTV Olympic Games channel running from January to September 2008. Retail store renovation subsidies increased 106.1% from RMB34.7 million in 2007 to RMB71.5 million in 2008 primarily due to the expansion of the distributors’ distribution network. Sales fair expenses increased 81.3% from RMB1.6 million in 2007 to RMB2.9 million in 2008 because we organized three sales fairs in 2008 whereas we organized two sales fairs in 2007.

Administrative expenses. Administrative expenses decreased 2.7% from RMB30.0 million in 2007 to RMB29.2 million in 2008 primarily due to reduced salaries of administrative staff because we did not pay bonuses in 2008 and reduced purchase of office supplies, which was partially offset by the increase in miscellaneous taxes and duties and depreciation.

Aborted IPO expenses. We incurred RMB31.4 million in 2008 as expenses for a proposed initial public offering on the Stock Exchange of Hong Kong that was subsequently aborted due to unfavorable market conditions while we did not incur such expenses in 2007.

Research and development expenses. Research and development expenses increased 37.5% from RMB12.8 million in 2007 to RMB17.6 million in 2008 primarily due to the increase in expenses associated with the design of new products and product parts and our research and development efforts with the China Institute of Sport Science and the Hefei Institute of Intelligent Machines.

Finance costs. Finance costs increased 1,578.6% from RMB1.4 million for 2007 to RMB23.5 million for 2008 primarily due to interest arising from the preferred shares issued to Elevatech on April 30, 2008 carrying an internal rate of return of 12%.

Profit before tax. As a result of the foregoing, our profit before tax increased 9.0% from RMB156.6 million in 2007 to RMB170.7 million in 2008.

Tax. Tax decreased 89.9% from RMB21.8 million in 2007 to RMB2.2 million in 2008 primarily due to the commencement of Tax Holidays enjoyed by XDLong China as it started to generate profits in 2008.

Profit for the year. As a result of the above factors, our profit in 2008 was RMB168.5 million, an increase of 25.0% from RMB134.8 million in 2007.

B.	LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our consolidated cash flows for the periods indicated:

	Year ended December 31,
	2007	2008	2009
Net cash inflow/(outflow) from operating activities	146,265	43,953	(155,747)
Net cash outflow from investing activities	(188,737)	(16,468)	(1,563)
Net cash inflow from financing activities	94,219	24,452	(299,878)

We have historically financed our liquidity requirements primarily through operating cash flow, short-term bank loans and issuance of preferred shares. All of the preferred shares were redeemed on October 21, 2009. Going forward, we believe our liquidity requirements will be satisfied using a combination of the proceeds of the Acquisition and cash flows from operations.

The financial crisis and economic downturns that began in 2008 could adversely affect our liquidity position. Our cash from operations could be adversely affected by decreased consumer spending or longer collection periods of trade receivables from our distributors whose liquidity positions may be similarly negatively impacted by the financial and economic crisis. For information relating to the management of accounts receivables from the distributors under current market conditions, see “— Factors Affecting Our Results of Operations and Financial Condition — Management of collection of trade receivables.” Additional financing from investors, banks or the capital market may be limited as a result of the tight credit market and volatile capital market under the current market conditions.

Cash inflows from operating activities

For 2009, our net cash outflow from operating activities was RMB155.7 million and was primarily attributable to profit before tax of RMB251.8 million, an increase in trade receivables of RMB528.0 million due to extension of credit periods for certain distributors and an increase in prepayments, deposits and other receivables of RMB9.3 million due to the increase in prepaid advertising expense, which was partially offset by an adjustment for finance costs of RMB29.6 million primarily due to interest arising from the preferred shares issued to Elevatech carrying an internal rate of return of 12%, an increase in trade and bills payables of RMB68.0 million due to the extension of credit periods granted by certain suppliers as well as increased use of bills payables with longer terms to settle purchases from suppliers and a decrease in inventory of RMB30.1 million due to increased delivery of our products.

Most of the suppliers granting an extended credit period to us have entered into supply contracts with us for a term of two years or more. Due to the economic downturn, many suppliers began to grant longer credit terms to their customers (including us) to maintain business relationships. As a result, we began to receive credit periods of up to four months, compared with periods ranging from 30 days to 90 days, in our trade payables. The extension of credit periods in our trade payables to suppliers was unrelated to the extension of credit periods in our trade receivables from distributors.

For 2008, our net cash inflow from operating activities was RMB44.0 million and was primarily attributable to profit before tax of RMB170.7 million, an adjustment for finance costs of RMB23.5 million primarily due to interest arising from the preferred shares issued to Elevatech carrying an internal rate of return of 12%, the decrease in pledged deposits of RMB16.7 million due to a decrease in use of bills payables, which was partially offset by an increase in trade receivables of RMB143.1 million due to an increase in sales and extension of credit periods for certain distributors and an increase in inventories of RMB35.8 million due to decreased deliveries of our products during the fourth quarter of 2008 to prevent potential overflow of inventory among the distributors. We were able to sell such inventory in the first quarter of 2009 due to increased orders and deliveries to distributors.

For 2007, our net cash inflow from operating activities was RMB146.3 million and was primarily attributable to profit before tax of RMB156.6 million, an adjustment for depreciation of RMB11.4 million due to the construction of our production facility in March 2007, an increase in trade and bills payables of RMB47.5 million primarily due to increased purchases of raw materials from our suppliers and increased purchases of finished goods from contract manufacturers, an increase in deposits received, other payables and accruals of RMB17.0 million primarily due to increases in construction costs payables for the construction of our production facility and value added tax payables, which was partially offset by an increase in our trade receivables of RMB57.7 million primarily due to the commensurate growth of our business, and PRC taxes paid of RMB21.7 million because of the commensurate growth of our business and revenue in our PRC subsidiaries and an increase in pledged deposits of RMB11.3 million primarily due to the increase in use of bills payables.

Cash outflows from investing activities

For 2009, our net cash outflow from investing activities was RMB1.6 million due to a purchase of property, plant and equipment of RMB2.3 million, which was partially offset by the interest received of RMB0.7 million.

For 2008, our net cash outflow from investing activities was RMB16.5 million primarily due to a purchase of property, plant and equipment of RMB17.3 million because we added two production lines in June 2008 and we renovated the research and development center.

For 2007, our net cash outflow from investing activities was RMB188.7 million, consisting primarily of purchases of items of property, plant and equipment of RMB187.4 million for our new production facility in Jinjiang.

Cash inflows from financing activities

For 2009, our net cash inflow from financing activities was RMB299.9 million due to new bank loans of RMB90.5 million for working capital requirements, a capital in the amount of RMB343.2 million received from 2020 upon recapitalization and business combination and proceeds of RMB205.0 million from the issue of ordinary shares to new investors, which was partially offset by the repayment of bank loans of RMB52.5 million, the purchase of a unit option of RMB17.1 million and the redemption of preferred shares of RMB272.4 million.

For 2008, our net cash inflow from financing activities was RMB24.5 million due primarily to proceeds from the offering of preferred shares of RMB85.1 million to Elevatech, an additional contribution from RichWise of RMB28.4 million for meeting target profits in 2007 and new bank loans of RMB20.0 million for working capital requirements, which was partially offset by repayment of bank loans of RMB28.0 million and a decrease in an amount due to a director of RMB81.1 million due to the repayment of loans to Mr. Lin Shuipan.

For 2007, our net cash inflow from financing activities was RMB94.2 million, consisting primarily of proceeds from the issue of shares of RMB82.3 million due to investment by RichWise and new bank loans of RMB28.0 million for working capital use, which was partially offset by the repayment of bank loans of RMB17.0 million.

Capital Expenditures

Our capital expenditures principally include expenditures on property, plant and equipment and construction in progress for our new factory buildings. Our capital expenditure in 2007 primarily related to our production facility in Jinjiang completed in March 2007. We financed our capital expenditure requirements primarily through cash flow from operations.

The following table sets out our historical capital expenditures for the periods indicated:

	Year ended December 31,
	2007	2008	2009
Property, plant and equipment	10,823	17,256	2,290
Construction in progress	176,567	—	—
Land use rights	2,483	—	—
Total	189,873	17,256	2,290

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Design, Research and Development

We established our research and development center in 2002. In 2005, we established a dedicated research and development facility adjacent to our production facility in Jinjiang, Fujian province. The facility occupies a total gross floor area of approximately 3,000 square meters.

Product design

We carry out our product design at the research and development center. We maintain a dedicated design team and engage external design firms in order to keep up with market trends and changing consumer preferences. Our design team initiates various design themes for our products to appeal to different tastes and preferences of consumers located in varying regions in the PRC. The design team refines and improves on its design themes by taking into account other considerations such as the comfort and functionality of the products, as well as the technology used.

As of December 31, 2009, our design team consisted of 158 designers. Our design team formulates new designs for products, tests prototype designs by obtaining feedback from other internal departments and distributors, and assesses demand at sales fairs. When a prototype is approved for production, the design team sends the design specifications to the production team. During the year ended December 31, 2009, we launched 238 new footwear designs, 392 new apparel designs and 110 new accessories designs at the sales fair in 2009.

Our product design process consists of several integrated design steps ranging from initial product concept design to production and testing of prototypes.

The diagram below illustrates the typical design process for our Xidelong footwear and apparel:

Initial market survey and product strategy formulation	Our design team, with the assistance of third party professionals, formulates new design concepts by analyzing information on global sportswear trends and market research.

Product design	We design or engage external designers to design products.

Product development	New designs from the product design stage are developed into product prototypes, which are tested against our quality and performance standards.

Initial product review by distributors and marketing team
Our marketing team reviews the initial batch of prototypes together with distributors to assess whether they meet the target standards. Prototypes are refined based on evaluations carried out by athletes and our marketing personnel.

Sales fairs	We then displays samples of all our new products in a seasonal sales fair, at which we launch our new product collections and our distributors place sales orders.

Samples of the final products are then provided to our production facilities and our contract manufacturers. Before mass production commences, we also perform pilot production runs to identify, and subsequently rectify, potential problems in the production process.

Research and development

As a leading PRC sports and leisurewear company, we place great emphasis on the comfort and functionality of our products. In particular, our sports and leisure footwear are designed to tailor to the needs of PRC consumers. Our research and development is principally focused on (i) developing new technologies to improve existing or create new products, by using the latest technology and materials to enhance the comfort and quality of our products, and (ii) testing and other quality control activities. We maintain a science and technology laboratory in Jinjiang that tests potential new materials and products. We believe our research capabilities and the development of new products that incorporate the latest technology is an important element of our growth strategy.

China Institute of Sport Science

The General Administration of Sport of China, a PRC government agency, established the China Institute of Sport Science in 1958 as China’s first governmental agency engaging in research in the field of sport science. The functions of the China Institute of Sport Science include strengthening public fitness and enhancing the performance of Chinese athletes through research and development. The China Institute of Sport Science has six research centers focusing on four main areas of research: (i) developing Chinese athletes; (ii) monitoring and developing public fitness levels; (iii) studying sports sociology; and (iv) improving sports equipment.

On October 20, 2006, we entered into an exclusive five-year technology cooperation agreement with the China Institute of Sport Science, where it stated the following as reasons for selecting us as its exclusive collaboration partner:

•	our commitment to enhancing the technological level of our products;

•	our strength and resources in technology research and development;

•	our commitment to developing products into one of the world’s famous brands;

•
the high quality of our products and, in particular, our running footwear, which is comparable to running footwear from leading international brands based on market research conducted by the China Institute of Sport Science;

•	our large scale and modernized production facility in Jinjiang and research and development center, which can accommodate international science and research activities; and

•	the extensive experience and professional knowledge of Mr. Lin Shuipan, our founder, chairman of the board and chief executive officer.

Under the cooperation agreement, the China Institute of Sport Science will assist us with the research and development of technology for our sports footwear and apparel. While the China Institute of Sport Science owns the know-how developed under the cooperation agreement, we have the first right of refusal to use such know-how. In addition, we pay an annual fee of RMB0.5 million to the China Institute of Sport Science pursuant to the cooperation agreement for their assistance in the research and development of our products. Other than such annual fees, we do not pay any other fees, including usage fees, to the China Institute of Sport Science.

Our current collaborative projects with the China Institute of Sport Science include research initiatives to establish a national database of different foot shapes and characteristics of the PRC population. In April 2007, we launched a nationwide foot measurement campaign where we collected foot measurement data from consumers across the PRC, using the foot shape measurement equipment developed in conjunction with the China Institute of Sport Science, which helped analyze the data in the foot shape database, and which we subsequently incorporated into the design and development of footwear insoles and soles.

The Hefei Institute of Intelligent Machines

The Hefei Institute of Intelligent Machines, Chinese Academy of Sciences was founded in 1979 and is a national research center for sensor technology and artificial intelligence. With over 50 scientists and technical staff, the Hefei Institute of Intelligent Machines focuses on the fields of biomimetic sensing and artificial intelligence. The Hefei Institute of Intelligent Machines has developed biomimetic sensing robotics and micro/nano sensors and has produced special sensors and sensing control systems that integrate optics, micro/nano technology and various sensing systems that measure strength, tactile sense and vision.

We entered into a two-year technology development agreement with the Hefei Institute of Intelligent Machines from May 2007 to May 2009. The collaborative projects under the original agreement included a testing system for foot pressure distribution that analyzes the contact surface between the foot and support surface in footwear. While the Hefei Institute of Intelligent Machines owned the proprietary know-how developed under the agreement, we had the exclusive right to use the know-how developed during the agreement period.

Key recent achievements

The following are our recent key research and development achievements in footwear technologies:

Arch support pad

Arch support pads are commonly used in footwear to provide underside support to the feet in order to reduce foot or heel pain. Our research and development activities with the China Institute of Sport Science and the Hefei Institute of Intelligent Machines resulted in the development of a foot shape database and testing system for foot pressure distribution, providing shock absorption functions, which are specifically tailored to consumers in the PRC.

Silicone rubber materials

Our research and development activities with the China Institute of Sport Science and the Hefei Institute of Intelligent Machines resulted in the development of silicone rubber materials that have higher levels of color-fading resistance and have a higher overall durability compared with conventional rubber materials. We have used these materials in the production of specially designed midsoles for shock absorption and balancing functions.

Nano-silver photocatalyst

We have developed footwear materials that contain nano-silver photocatalysts. Nano-silver photocatalysts in footwear materials absorb odors and have an antibacterial effect. We are currently using nano-silver photocatalyst technology in our footwear.

For 2007, 2008 and 2009, our total expenditure on research and development amounted to RMB12.8 million, RMB17.6 million and RMB25.0 million, respectively, representing 1.0%, 1.0% and 1.2% of our total revenue during the same periods, respectively.

Intellectual Property Rights

            As of December 31, 2009, we had registered 25 trademarks, including and , with the Trademark Office of the State Administration for Industry and Commerce in the PRC. As of December 31, 2009, we had seven pending applications for the registration of trademarks in the PRC. In addition, we have registered four domain names.

We recognize the importance of protecting and enforcing our intellectual property rights. We safeguard our intellectual property rights through the registration of trademarks, and may include the relevant protective provisions in contracts with third parties. Our employees and contract manufacturers are subject to confidentiality agreements but there has been no action taken against any employee or contract manufacturers for a breach of such confidentiality. In addition, we plan to apply for intellectual property rights to any new technologies developed together with scientific and educational institutions. We mitigate the risks of infringement by others through obtaining the appropriate legal services and advice to ensure that our trademarks are adequately protected and to prevent the risks of infringement.

In December 2005, Liu Dingyi registered the Chinese domain name “.com” on the China Internet Network Information Center (CNNIC) and used the website to promote and sell travel products and services. On June 8, 2006, we obtained an injunction from the Hubei Province Jingzhou City Intermediate People’s Court restraining Liu Dingyi from infringing on our trademark and ordered the termination of the domain name registration. In addition, the court awarded us RMB5,000 in damages.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Our contractual obligations primarily consist of short-term debt obligations, operating lease obligations and purchase obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2009 and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB (in thousands)
Short-term debt obligations (including interest obligations)(1)	59,544	59,544	―	―	―
Operating lease obligations(2)	188	173	15	―	―
Purchase obligations(3)	24,267	24,267	―	―	―
Annual fee for research and development assistance(4)	500	500	―	―	―
Total	84,499	84,484	15	―	―

(1)	Primarily attributed to bank loans.

(2)	Includes lease obligations for our office premises and display locations.

(3)	Includes advertising and promotional expenses.

(4)
Under the agreement with the China Institute of Sport Science, we have committed to pay predetermined annual fees of RMB0.5 million to the China Institute of Sport Science for each of the years from October 2006 to October 2011 for their assistance with the research and development of technology for sports footwear and apparel, and the promotion of the technology content of our products.

G.	SAFE HARBOR

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain costs or expenditures;

•	our plans to expand and diversify the sources of our revenues;

•	our plans for staffing, research and development and regional focus;

•	our plans to launch new products;

•	competition in the sportswear industry in China;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to the sportswear manufacturing industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors” section of Item 3 and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors as of March 31, 2010. The business address of each of our directors and executive officers is Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Name	Age	Position
Lin Shuipan	42	Director, Chairman of the Board and Chief Executive Officer
Jin Jichun	68	Director
William J. Sharp	68	Director

Directors

Mr. Lin Shuipan, aged 42, is our founder, executive Director, the chairman of the board and chief executive officer. He is responsible for our overall corporate strategies, planning and business development. Mr. Lin has over 16 years’ experience in the sportswear industry. From 1993 to 1997, he was the technical engineer and factory manager of Huatingkou Footwear Manufacturing Factory in Chendai Town, Jinjiang. From 1997 to 2000, he was the general manager of Jiuzhou Footwear Business Company Limited in Chendai Town, Jinjiang. In 2001, Mr. Lin founded XDLong Fujian and was its vice-chairman from 2001 to September 2007 and has been its chairman since September 2007. He has been the general manager of XDLong Fujian since its establishment. Mr. Lin has also been the chairman and general manager of XDLong China since its establishment in April 2004. In 2003, he was named as one of the 100 Outstanding Persons in China’s Economy. In 2003, he was appointed as a representative of the 14th Jinjiang People’s Congress and the executive director of Jinjiang Chendai Chamber of Commerce. In 2004, Mr. Lin was appointed as vice president of Jinjiang Footwear Manufacturing Association. In 2005, he was appointed as a member of the standing committee of Quanzhou Foreign Invested Enterprises Association and in 2007, as vice president of Jinjiang Youth Chamber of Commerce. In 2006, he was appointed as a representative of the 14th Quanzhou People’s Congress. He was also appointed as a representative of the 14th and 15th Jinjiang People’s Congress in 2003 and 2006, respectively.

Mr. Jin Jichun, aged 68, is an independent non-executive director. Mr. Jin is a professor of sports biomechanics at the Beijing Sports University. Mr. Jin received a bachelor’s degree in gymnastics and obtained a degree in kinesiology at the Shanghai Sports College in 1958 and 1966, respectively. From 1982 to 1984, he was a visiting scholar at the University of Delaware, specializing in biomechanics. He served as a member of the editorial staff of the International Journal of Sport Biomechanics for a total period of four years between 1985 and 1989. Since 1987, he has been a council member of the International Council of Sport Science and Physical Education, and was appointed its regional coordinator of Asia in 2001.

William Sharp, age 69, has been a member of our Board of Directors since November 2009. Since 2001, Mr. Sharp has served as President of Global Industrial Consulting, a consulting firm. Since 1998, Mr. Sharp has been a director of Ferro Corp, a New York Stock Exchange listed company that produces performance materials where he serves as chairman of the Audit Committee and as a member of the Compensation Committee and the Finance Committee. From 1964 to 2000, Mr. Sharp served at Goodyear Tire and Rubber Company in various capacities, including President of the North American Tire division, President of the Global Support Operations and President of its Europe, Middle East and Africa division. Since August 2005, Mr. Sharp has been a director of Xingda International Holdings Limited where he serves as Chairman of the Compensation and Management Development Committee and a member of the Audit Committee. Mr. Sharp has actively advised leading global private equity investors in their investments in China including GIC. Mr. Sharp received a B.S. from Ohio State University.

Senior Management

Mr. Qian Zhen Li, aged 41, is our deputy general manager. He joined us in February 2009 and is primarily responsible for its production management and quality control. Mr. Qian has nearly 20 years’ experience in the footwear manufacturing industry. From 1990 to 1999, he served as the head of quality control for Fuzhou Qing Lu Footwear Co., Ltd. primarily responsible for its production management and quality control. From 2000 to 2002, he served as the factory manager for Pu Tain Jia Yu Hua Footwear Co., Ltd. primarily responsible for its strategic planning for production and quality control. From 2002 to 2005, he served as the general manager of Quanzhou Ju Xing Footwear Co., Ltd. primarily responsible for its business strategy, planning and development. From 2006 to 2008, he served as the president of the production department for GuiRenNiao (China) Co., Ltd. primarily responsible for its production management and quality control of the footwear business.

Mr. Yu Shulong, aged 47, is our deputy financial officer. Mr. Yu joined us in August 2009. From 1983 to 1993, he worked for Anhui Sugong County Salt Co. Ltd. and was responsible for accounting, finance and distribution related matters. From 1993 to 2005, he worked as the financial manager for Fujian Fengzhu Group Co. Ltd. From 2006 to 2009, he worked as the chief financial officer for Fujian Jinjiang San Li Motor Co. Ltd. Mr. Yu obtained a diploma in finance and accounting from Anhui Anqing Commercial College.

Mr. Ding Dongdong, aged 28, is our vice president. He is primarily responsible for the design, research and development of its footwear and apparel. Mr. Ding joined us in September 2001. He was the development manager of the apparel department of XDLong Fujian from 2002 to 2003, and was promoted to the position of manager in 2003. He is responsible for data collection, apparel design, processing and production, quality control and after-sales of the apparel department. Mr. Ding obtained a diploma in apparel design from the Guangdong Apparel Institute in July 2002. Mr. Ding is the brother-in-law of Mr. Lin Shuipan, an executive Director.

Ms. Liu Ming, aged 43, is our vice president. She is also the assistant to the Chairman. She joined us in January 2008 and is primarily responsible for the sales of its products, development of the Xidelong sales distribution network, as well as its apparel business. Furthermore, she is responsible for our overall administrative management. Ms. Liu obtained an Executive Masters of Business Administration (EMBA) from Qinghua University Continuous Learning Institution in April 2003. From 1998 to 2000, she worked as the marketing manager and chief of the general office for Jinjiang Aile Holiday Hotel. From 2001 to 2007, she worked as the vice general manager and the general manager of the Xi’an Branch of Guirenniao (Fujian) Sports Products Limited.

Ms. Tai Yau Ting, aged 30, is our chief financial officer and company secretary and is a qualified accountant. She joined us in February 2008 and is primarily responsible for its financial management, internal control and risk management. Ms. Tai graduated from the University of Toronto with a bachelor’s degree in applied science in 2002 and a master’s degree in applied science in 2004. Ms. Tai has been a member of the American Institute of Certified Public Accountants since August 2007 and a member of CPA Australia since April 2009. Prior to joining us, she worked for Ernst & Young and has over four years’ auditing, accounting and financing experience.

B.	COMPENSATION

Compensation of Directors

We offer our directors and executive officers competitive remuneration packages to attract and retain management talent. The principal component of our compensation for directors and executives is basic salaries. We also provide a discretionary bonus to the directors and executive officers as an incentive for their contribution depending on our profitability during the year. During the years ended December 31, 2007, 2008 and 2009, the aggregate amount of compensation paid to directors and executive officers amounted to RMB0.6 million, RMB1.5 million and RMB1.2 million, respectively. The increase from 2007 to 2008 was primarily attributable to the increase in compensation paid to Mr. Lin Shuipan for his services rendered in connection with the proposed initial public offering on the Stock Exchange of Hong Kong as well as the engagement of one non-executive director and three independent non-executive directors to meet the requirements of the proposed initial public offering on the Stock Exchange of Hong Kong. See Note 9 to the financial statements included elsewhere in this registration statement.

The following table sets forth the compensation paid to our directors and executive officers for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(RMB in thousands)
Salary	447	1,445	1,238
Bonus	135	—	—
Pension	15	17	6
Total	597	1,462	1,244

The compensation of our directors and executive officers is determined by reference to our operating results as a whole, market environment, salary trends, tasks and responsibilities of the director and executive officer, and compensation packages offered by companies in the same industry in the PRC. The compensation of directors and executive officers was subject to performance reviews on an annual basis.

Our compensation policies are formulated based on the performance of individual directors and executive officers and are reviewed regularly. The primary goal of our remuneration policy is to enable us to retain and motivate management by offering them compensation commensurate with their performance.

Compensation Discussion and Analysis

This section discusses the compensation we paid in previous fiscal years to our current executive officers. These executive officers include (i) Mr. Lin Shuipan, the chairman of the board and chief executive officer, and Ms. Tai Yau Ting, the chief financial officer, and (ii) our three next most highly paid executive officers or employees during 2009 who also serve as our officers, or collectively, the named executive officers.

Determination of Compensation

We have a compensation committee that makes all compensation decisions regarding our named executive officers. Compensation decisions with respect to our named executive officers have focused on attracting and retaining individuals who could help us meet and exceed our financial and operational goals. Our compensation committee considers our growth, individual performance and market trends when setting individual compensation levels.

C.	BOARD PRACTICES

Independence of Directors

We apply the standards of NASDAQ in determining whether a director is independent. Under the relevant standards, an independent director means a person other than an executive officer or employee of the company, and no director qualifies as independent unless the issuer’s board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. NASDAQ requires that a majority of the board of directors of a company be independent. We have determined that Messrs. Sharp and Jin are independent.

Audit Committee

To comply with the rules of NASDAQ, we have established an audit committee. NASDAQ rules require that the audit committee be comprised of at least two independent directors who are also able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Messrs. Sharp (chair) and Jin are members of the audit committee. Messrs. Sharp and Jin have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Financial Expert

The board of directors has identified Mr. Sharp as an “audit committee financial expert” within the meaning of all applicable rules.

Audit Committee Pre-Approval Policies and Procedures

In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the company engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee.

Code of Conduct

We have adopted a code of conduct that applies to all directors, officers and employees. The code of conduct codifies the business and ethical principles that govern all aspects of our business.

Compensation Committee

To comply with the rules of the NASDAQ, we have established a compensation committee. The purpose of the compensation committee is to administer any stock option plans, including authority to make and modify awards under such plans. Messrs. Jin (chair) and Sharp are members of the compensation committee.

Nominating Committee

To comply with the rules of the NASDAQ, we have formed a nominating and corporate governance committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee will consider persons identified by our members, management, stockholders, investment bankers and others. Messrs. Jin (chair) and Sharp are members of the nominating and corporate governance committee.

Employment Agreement with Executive Director

Our directors and executive officers have entered into service contracts with us for a term of three years from execution of the respective contracts until termination by three months’ notice in writing served by either party on the other. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

D.	EMPLOYEES

Employees

As of December 31, 2009, we had a total of 3,114 full-time employees. The following sets forth the number of employees as of December 31, 2009:

Number of employees
Footwear production department	2,419
Research and development center	157
Quality control department	148
Sales and marketing center	146
Administration department	112
Apparel business department	66
Finance department	26
Brand and promotion department	25
Senior management	12
Human resources department	3
Total	3,114

 We have made contributions in relation to the retirement of our employees in accordance with applicable laws and regulations in the PRC, which require contribution by both employees and the company at a fixed percentage of the salaries of such employees. For 2007, 2008 and 2009, the employee social insurance (including our retirement contribution) paid by us amounted to approximately RMB10.5 million, RMB14.5 million and RMB17.9 million, respectively, which represented 17.5%, 19.6% and 19.4% of the total salaries of our employees during the same periods, respectively.

For the year ended December 31, 2007, we paid year-end bonuses of RMB5.9 million to 559 employees meeting performance targets in that year. For the year ended December 31, 2008, we did not pay any year-end bonus to our employees. For the year ended December 31, 2009, we paid year-end bonuses of RMB8.5 million to 966 employees meeting performance targets in that year.

We believe we are in material compliance with all applicable labor and safety laws and regulations in the PRC, including the PRC Labor Contract Law, the PRC Production Safety Law, the PRC Regulation for Insurance for Labor Injury, the PRC Unemployment Insurance Law, the PRC Provisional Insurance Measures for Maternity of Employees, PRC Interim Provisions on Registration of Social Insurance, PRC Interim Regulation on the Collection and Payment of Social Insurance Premiums and other related regulations, rules and provisions issued by the relevant governmental authorities from time to time, for our operations in the PRC.

According to the PRC Labor Contract Law, we are required to enter into labor contracts with our employees. We are required to pay no less than local minimum wages to our employees. We are also required to provide employees with labor safety and sanitation conditions meeting PRC government laws and regulations and carry out regular health examinations of our employees engaged in hazardous occupations.

E.	SHARE OWNERSHIP

Please see Item 7.A.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2010:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 19,654,904 ordinary shares outstanding as of March 31, 2010.

Beneficial Owner	Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned
Directors and executive officers
Lin Shuipan	3,830,244	(1)	19.5%
Tai Yau Ting	―		*
Jin Jichun	―		*
William J. Sharp	70,312		*
All directors and executive officers as a group (3 persons)	3,900,556		19.8%
Principal shareholders
2020 International Capital Group Limited(1)	1,312,504		6.8%
2020 Strategic Investments, LLC(2)	1,312,504		6.8%
Windtech Holdings Limited(3)	3,957,784		20.1%

The percentages shown in the table are based on 19,654,904 ordinary shares outstanding on March 31, 2010, which number excludes an additional 11,267,167 shares currently held in escrow and issuable to the former holders of ordinary shares of Windrace if certain earnings targets are met in fiscal years 2009, 2010 and 2011.

*	Percentage of ownership is less than 1% of the outstanding ordinary shares of the combined company.

(1)
Includes 1,312,504 ordinary shares held by 2020 Strategic Investments, LLC, a Nevis company.  2020 International Capital Group Limited, a British Virgin Islands company, has voting and dispositive power of the 1,312,504 shares directly owned by 2020 Strategic Investments, LLC as its sole manager.  Pursuant to an advisory agreement with 2020 Strategic Investments, LLC, 2020 International Capital Group Limited will receive 100% of the profits generated by the 1,312,504 ordinary shares owned by 2020 Strategic Investments LLC in excess of a preferred return to Mr. Koo, the sole member of 2020 Strategic Investments, LLC, of $3,750 per year (the “Preferred Return”), effectively giving 2020 International Capital Group Limited an economic interest in the 1,312,504 ordinary shares owned by 2020 Strategic Investments, LLC.

(2)
Includes 1,312,504 ordinary shares held by 2020 Strategic Investments, LLC, 2020 International Capital Group Limited has voting and dispositive power of these shares as its sole manager.  Pursuant to an advisory agreement with 2020 International Capital Group Limited, 2020 International Capital Group Limited will receive 100% of the profits generated by the 1,312,504 ordinary shares owned by 2020 Strategic Investments LLC in excess of a preferred return to Mr. Koo, the sole member of 2020 Strategic Investments, LLC of $3,750 per year, effectively giving 2020 International Capital Group Limited an economic interest in the 1,312,504 ordinary shares owned by 2020 Strategic Investments, LLC.

(3)
Represents 1,583,114 ordinary shares owned by Wisetech and 2,374,670 ordinary shares owned by Windtech. Each of Wisetech and Windtech is controlled by its sole director Yuk Mei Tsui, an employee of New Horizon Capital Advisors Ltd.  Jianming Yu has neither voting nor dispositive control over the shares of Exceed owned or to be owned by Wisetech and Windtech.  Yuk Mei Tsui disclaims beneficial ownership of shares of Exceed held or to be held by Wisetech and Windtech except to the extent of her pecuniary interest therein.  Wisetech and Windtech operate as a group with respect to their interests in us within the meaning of the federal securities laws.

B.	RELATED PARTY TRANSACTIONS

As of December 31, 2009, the total amount payable to related parties amounted to RMB1.7 million, consisting of RMB1.7 million financial support from Mr. Lin Shuipan.

Mr. Lin Shuipan and Ms. Chen Xiayu provided personal guarantees to a credit facility agreement with a credit up to RMB60 million from November 10, 2008 to November 9, 2010, of which RMB18 million was drawn down as of December 31, 2009.

Appearance design patents license

Mr. Lin Shuipan applied to the State Intellectual Property of PRC for registration of 11 appearance design patents for sports footwear, two appearance design patents for leisure footwear, three appearance design patents for shoe soles and two appearance design patents for package boxes, respectively, during the period from April 2001 to February 2003.  The registrations were granted during the period from November 2001 to October 2003.  Before such registrations were granted, Mr. Lin granted XDLong Fujian an exclusive license to use the appearance design patents at nil consideration from October 1, 2001 to September 30, 2007.  XDLong Fujian used these appearance design patents in the design, manufacture and sale of its footwear during the license period but do not currently use such patents in its business operations.  XDLong Fujian does not anticipate using these patents in its future business operations because the relevant appearance designs are out of fashion.

Financial assistance

Mr. Lin Shuipan provided financial assistance to support our operations from time to time.  The financial assistance comprised interim financing and personal guarantees, including those guarantees described below.  As of December 31, 2007, 2008 and 2009, the amount due to Mr. Lin Shuipan was approximately RMB82.5 million, RMB0.9 million and RMB1.7 million, respectively.  At January 31, 2009, the amount due to Mr. Lin Shuipan was fully paid up.  The balance was unsecured, interest-free and repayable on demand.

A credit facility agreement with a credit up to RMB60 million from November 10, 2008 to November 9, 2010 is secured by the personal guarantees from Mr. Lin Shuipan and Ms. Chen Xiayu.  As of December 31, 2009, a short-term bank loan of RMB18 million drawn down under a credit facility agreement with a maximum credit of RMB60 million are secured by the personal guarantees from Mr. Lin Shuipan and Ms. Chen Xiayu.

Investment by Elevatech

On April 30, 2008, Windrace issued and allotted 2,500 preferred shares representing 2.5% of the issued share capital of Windrace to Elevatech, an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc., pursuant to a subscription agreement dated March 28, 2008 and last amended on June 2, 2008. In addition, Mr. Lin Shuipan and RichWise transferred an aggregate of 5,500 preferred shares representing 5.5% of the issued share capital of Windrace to Elevatech pursuant to a share transfer agreement dated March 28, 2008 and last amended on June 2, 2008.

Pursuant to a letter agreement dated May 8, 2009 among Windrace, Elevatech, Mr. Lin Shuipan and RichWise, all of the preferred shares were redeemed by Windrace in exchange for the issue of a promissory note by Windrace to Elevatech, providing for payment by Windrace of (i) HK$306.2 million (RMB272.5 million) as redemption price on the earlier of the fifth business day following the date of issue of the promissory note and October 31, 2009 and (ii) US$1.0 million (RMB 6.9 million) as additional premium on June 30, 2010. The shares were redeemed by Windrace on October 21, 2009 in accordance with the letter agreement, and we paid the initial payment of HK$306.2 million to Elevatech.

Investment by RichWise

On April 18, 2007, XDLong HK, XDLong Fujian and XDLong China entered into a subscription and shareholders’ agreement with RichWise, Mr. Lin Shuipan and Ms. Chen Xiayu under which RichWise subscribed for 20% of the issued share capital of XDLong Investment for HK$88.0 million and agreed to pay XDLong Investment a premium of HK$32.0 million if XDLong HK’s audited profit after tax in 2007 increased by at least 100.0% as compared with that in 2006 (the “Minimum Profit Growth Rate”). On March 25, 2008, the same parties entered into a supplementary subscription and shareholders’ agreement and agreed to lower the Minimum Profit Growth Rate to 70.0%. XDLong HK achieved the Minimum Profit Growth Rate on December 31, 2007 and RichWise is required under the supplementary subscription and shareholders’ agreement to pay XDLong Investment HK$32.0 million. Such amount was fully settled by four installments on February 27, 2008, March 26, 2008, March 28, 2008 and May 8, 2008.

Item 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business.

Dividend Policy

The payment of dividends by us in the future will be contingent upon revenues and earnings, if any, capital requirements and our general financial condition. The payment of any dividends is within the discretion of the board of directors and subject to the limitations imposed by British Virgin Islands law. It is the present intention of the board of directors to retain all earnings, if any, for use in business operations and, accordingly, we do not anticipate declaring any dividends in the foreseeable future. Loans or credit facilities may also limit our ability to pay dividends.

B.	SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price Range of Our Ordinary Shares, Warrants and Units

The following table sets forth the high and low closing sale prices for our ordinary shares, warrants and units as reported on the market on which the securities were trading during the period

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Yearly Highs and Lows
Year 2009	$13.69	$7.25	$4.85	$0.03	$19.98	$7.13
Year 2008	$7.60	$6.60	$0.95	$0.03	$8.20	$6.45
Year 2007 (from December 3, 2007 for ordinary shares and warrants and November 9, 2007 for units)	$7.30	$7.11	$0.95	$0.82	$8.24	$8.01
Quarterly Highs and Lows
First Quarter of 2010	$10.30	$8.20	$5.06	$2.92	$12.60	$9.52
Fourth Quarter of 2009	$13.69	$7.84	$4.85	$1.20	$19.98	$7.50
Third Quarter of 2009	$8.03	$7.72	$1.49	$0.17	$9.20	$7.83
Second Quarter of 2009	$7.81	$7.57	$0.27	$0.03	$8.07	$7.46
First Quarter of 2009	$7.73	$7.25	$0.11	$0.03	$7.95	$7.12
Fourth Quarter of 2008	$7.30	$6.60	$0.23	$0.03	$7.40	$6.45
Third Quarter of 2008	$7.50	$7.04	$0.50	$0.20	$7.95	$7.10
Second Quarter of 2008	$7.60	$7.18	$0.60	$0.40	$8.09	$7.41
First Quarter of 2008	$7.39	$6.96	$0.95	$0.45	$8.20	$7.51
Monthly Highs and Lows
March 2010	$10.30	$8.94	$5.06	$3.81	$10.61	$10.61
February 2010	$9.49	$8.22	$4.19	$3.48	$12.60	$12.25
January 2010	$9.81	$8.20	$4.72	$2.92	$10.80	$9.52
December 2009	$9.66	$8.47	$3.53	$2.28	$11.66	$10.81

The closing price of our ordinary shares, warrants and units on April 6, 2010 was $9.78, $4.50 and $10.61, respectively.

As of March 31, 2010, we had approximately 1 holder of record of our units, 18 holders of record of our ordinary shares and 4 holders of record of our warrants. Such number does not include beneficial owners holding shares through nominee names.

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our ordinary shares, warrants and units began being traded on the NASDAQ Capital Market on October 13, 2009. Prior to such date, the securities had been traded on the NYSE Amex.

Our ordinary shares, warrant and units currently trade under the symbols “EDS,” “EDSWW” and “EDSUU,” respectively. These securities were traded on the NYSE Amex under the symbols “TTY,” “TTYWW” and “TTYUU,” respectively. In addition, from October 13, 2009 through October 19, 2009, when the symbols were switched to their current symbols, these securities were traded under the symbols “TTY,” “TTYWW” and “TTYUU”.

Each of our units consists of one ordinary share and one warrant. Each of our warrant is exercisable into one ordinary share. Our units commenced trading on November 9, 2007. Our ordinary shares and warrants commenced trading separately from our units on December 3, 2007. However, transactions in our units continue to occur.

D.	SELLING SHAREHOLDER

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our amended and restated memorandum and articles of association dated September 24, 2009 is filed as Exhibit 1.1 to this form.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.

D.	EXCHANGE CONTROLS

All of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rats for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

In October 2005, SAFE promulgated regulations that require registration with local SAFE in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions.

The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

For more information about foreign exchange control and other foreign exchange regulations in China, see “Risk Factors” in Item 3 “Key Information.”

E.	TAXATION

The following is a general summary of certain British Virgin Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective holder of our ordinary shares, warrants and units. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than British Virgin Islands and the United States.

British Virgin Islands Taxation

There are no income, corporation, capital gains, inheritance, gift or withholding taxes in effect in the British Virgin Islands on the basis of present legislation.

No British Virgin Islands stamp duty is payable in respect of the issue or transfer of the ordinary shares.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants, which are sometimes referred to collectively as our securities, purchased by an investor pursuant to this offering.  The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass- through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”) its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect.  These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances.  In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws.  Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities.  If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein.  The IRS may disagree with the consequences described herein, and its determination may be upheld by a court.  Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the U.S. dollar amount of any dividend paid on our ordinary shares. A distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which include the NASDAQ Stock Market. Although our ordinary shares are currently traded on the NASDAQ Stock Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Possible Constructive Dividends

If an adjustment is made to the number of ordinary shares for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant.  Conversely, the absence of an appropriate anti-dilution adjustment may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of our ordinary shares.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants, both determined in U.S. dollars.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise of Warrants

A U.S. Holder generally will not be required to recognize gain or loss by reason of its exercise of warrants for cash. The U.S. Holder’s tax basis in the ordinary shares it receives upon exercise of the warrants for cash generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the warrants and the exercise price of the warrants. The U.S. Holder’s holding period for ordinary shares received upon exercise of the warrants for cash generally will begin on the date following the date of exercise of the warrants and will not include the period(s) during which the U.S. Holder held the warrants. Any U.S. Holder that exercises the warrants other than by paying the exercise price in cash should consult its tax advisor regarding the tax treatment of such an exercise, which may vary from that described above.

Expiration of a Warrant

Upon expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to the U.S. holder’s tax basis in the warrant, determined in U.S. dollars.  Any such loss would generally be treated as capital loss and will be long-term capital gain or loss if the warrant was held by the U.S. holder for more than one year at the time of such expiration.  The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income.  Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Our actual PFIC status for the 2010 taxable year or any subsequent taxable year will not be determinable until after the end of each such taxable year. The PFIC determination is dependant on a number of factors, some of which are beyond our control, including the amount of our operating income and the market valuation of our assets, including goodwill, and certain aspects of the PFIC rules are not entirely certain. Accordingly, there can be no assurance with respect to our status as a PFIC for the 2010 taxable year or any future taxable year.

If we qualified as a PFIC and a U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the taxable year of the U.S. Holder in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely QEF election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death.  Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares if the U.S. Holder is able to make a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.  A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

In order to comply with the requirements to make a QEF election, a U.S. Holder must receive certain information from us.  Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election.  However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

A U.S. Holder may not make a QEF election with respect to its warrants.  As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase our ordinary shares (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants.  If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to its ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election.  The purging election creates a deemed sale of such shares at their fair market value.  The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above.  As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS.  A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates.  Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed.  As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed.  In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend.  The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.  Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years.  A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) ordinary shares, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares.  In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. holder and in which we are not a PFIC.  On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year.  If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares.  Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares.  The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.  Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Stock Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Although our ordinary shares currently trade on the NASDAQ Stock Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC.  Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC.  However, there is no assurance that we will be able to cause a lower-tier PFIC to provide such information to a U.S. Holder.  U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares or warrants in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above.  Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holders’ exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders of Ordinary Shares and Warrants—Exercise of Warrants” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker.  Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax.  Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable

G.	STATEMENTS BY EXPERTS

Not applicable

H.	DOCUMENTS ON DISPLAY

We previously filed with the Securities and Exchange Commission our registration statement on Form S-1 under the Securities Act with respect to our ordinary shares, warrants and units.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	SUBSIDIARY INFORMATION

Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

We operate in China and all of our transactions are settled in Renminbi.  Our assets and liabilities, and transactions arising from operations are denominated in Renminbi.  We have not used any forward contract or currency borrowing to hedge our exposure as foreign currency risk is considered minimal.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars.

We do not believe that we have any significant foreign currency risk.  Therefore, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency risk.

Credit risk

We trade only with recognized and creditworthy customers.  It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an ongoing basis and our exposure to bad debts is not significant.

Since we trade only with recognized and creditworthy third parties, there is no requirement for collateral.

The credit risk of our other financial assets, which comprise deposits, other receivables, pledged bank deposits and cash and bank balances, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer.  The default risk of the industry in which our customers operate also has an influence on credit risk but to a lesser extent.  At the balance sheet date, we have a certain concentration of credit risk as 41.77%, 41.55% and 48.10%, respectively, of our total trade and other receivables that were due from our five largest customers during 2007, 2008 and 2009.

The maximum exposure to credit risk, without taking collateral into account, is represented by the carrying amount of each financial asset.  We do not provide any guarantees which would expose us to credit risk.

Interest rate risk

We do not have any significant exposure to risk of changes in market interest rates as our debt obligations were all with fixed interest rates.  If we borrow money in the future, we may be exposed to interest rate risk.  We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Commodity price risk

The major raw materials used in the production of our products include natural and synthetic leather, nylon, canvas, rubber and plastics.  We are exposed to fluctuation in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions.  Fluctuations in the prices of raw materials could adversely affect our financial performance.  We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes.

Liquidity risk

We monitor our risk to a shortage of funds by considering the maturity of both our financial assets and projected cash flows from operations.  Our objective is to maintain a balance between continuity of funding and flexibility through use of bank borrowings and other borrowings to meet its working capital requirements.  See “ — Liquidity and Capital Resources.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

E.	USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. William Sharp qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the Securities and Exchange Commission.

Our board of directors has determined that Mr. Jin Jichun is independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2008	2009
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	286	369	54
Audit-related fees(2)	–	–	–
Tax fees(3)	–	–	–
Total	286	369	54

(1)
Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies.

(2)
Audit-related fees means the aggregate fees in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.

(3)	Tax fees means the aggregate fees for tax related service.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

Item 16G.  CORPORATE GOVERNANCE

We are incorporated under the laws of British Virgin Islands. Our ordinary shares are currently listed on the Nasdaq and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq. Nasdaq Marketplace Rule 5615(a)(1)(3) provides that foreign private issuers listed on Nasdaq may elect to follow home country corporate governance practices in lieu of certain of the corporate governance requirements set forth in the Rule 5400 series, Rule 5250(d), and Rules 5210(c) and 5255, with the exception that all such issuers shall: (i) comply with Rule 5625 (Notification of Material Noncompliance); (ii) have an audit committee that satisfies Rule 5605(c)(3) that consists of members that meet the criteria for independence referenced in Rule 5605(c)(2)(A)(ii); and (iii) comply with Rules 5210(c) and 5255 unless prohibited from complying by law or regulation in its home country. Further, foreign private issuers electing to follow home country practice in lieu of a requirement of Rules 5600, 5250(d), 5210(c) or 5255 are required to submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country's laws.

We are a foreign private issuer. Therefore, we are permitted to follow the corporate governance practices in the British Virgin Islands in lieu of certain corporate governance requirements contained in the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance. Nasdaq Rule 5635 requires shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the British Virgin Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit
Number	Description

1.1	Amended and Restated Memorandum of Association

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath LLP, dated April 7, 2010

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Date: April 7, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Audited Financial Statements

EXCEED COMPANY LTD. AND ITS SUBSIDIARIES
(Incorporated in the British Virgin Islands with limited liability)

December 31, 2009

EXCEED COMPANY LTD.AND SUBSIDIARIES

CONTENTS

Pages

INDEPENDENT AUDITORS' REPORT	1

AUDITED FINANCIAL STATEMENTS

Consolidated:

Statements of comprehensive income	2

Statements of financial position	3

Statements of changes in equity	4 - 6

Statements of cash flows	7 - 8

Notes to consolidated financial statements	9 – 55

Independent Auditor’s Report

To the Board of Directors and Shareholders of
Exceed Company Ltd.

We have audited the accompanying consolidated statements of financial position of Exceed Company Ltd. (the “Company’) and its subsidiaries (collectively the “Group”) as of December 31, 2009 and 2008 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2009.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement in all material respects. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included  consideration of internal  control  over  financial  reporting  as a basis  for  designing  audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the  effectiveness  of the Group's  internal  control over financial reporting. Accordingly, we express no such opinion.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances.

We believe that our audits provide a reasonable basis for our opinion.

Opinion
In our opinion, the accompanying consolidated statements of financial position and the related statements of comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the consolidated financial position of Exceed Company Ltd. and its subsidiaries as of  December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Crowe Horwath LLP

Sherman Oaks, California
April 7, 2010

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2009

	Notes	2009	2009	2008	2007
		(in thousands except for share and per share data)
		USD'000	RMB'000	RMB'000	RMB’000

REVENUE	5	304,423	2,077,958	1,820,282	1,296,402

Cost of sales		(214,603)	(1,464,856)	(1,323,262)	(959,526)

Gross profit		89,820	613,102	497,020	336,876

Other income and gains	5	858	5,855	1,188	889
Selling and distribution costs		(39,280)	(268,123)	(225,752)	(137,077)
Administrative expenses		(6,521)	(44,509)	(29,205)	(29,984)
Aborted IPO expenses	6	-	-	(31,382)	-
Research and development expenses		(3,656)	(24,953)	(17,649)	(12,784)
Finance costs	7	(4,332)	(29,566)	(23,511)	(1,352)
Share of loss in jointly-controlled entity		(2)	(16)	-	-

PROFIT BEFORE TAX	8	36,887	251,790	170,709	156,568

Tax	10	(552)	(3,771)	(2,181)	21,783

PROFIT FOR THE YEAR		36,335	248,019	168,528	134,785

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries		350	2,391	3,180	840

Total comprehensive income for the year attributable to equity holders of the Company		36,685	250,410	171,708	135,625

EARNINGS PER SHARE	24
Net profit per share
Basic		1.86	12.68	9.91	7.93
Diluted		1.59	10.83	9.91	7.93

Weighted average number of shares outstanding
Basic		19,559,498	19,559,498	17,008,633	17,008,633
Diluted		22,894,924	22,894,924	17,008,633	17,008,633

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2009

	Notes	2009	2009	2008
		USD'000	RMB'000	RMB'000

NON-CURRENT ASSETS
Property, plant and equipment	12	39,933	272,578	286,644
Prepaid land lease payments	13	4,299	29,347	30,099
Total non-current assets		44,232	301,925	316,743

CURRENT ASSETS
Inventories	14	8,199	55,966	86,060
Trade receivables	15	119,068	812,747	284,795
Prepayments, deposits and other receivables	16	2,906	19,840	5,421
Due from a shareholder		15	103	-
Pledged deposits	17	2,198	15,000	2,300
Cash and bank balances	18	38,413	262,204	120,068
Total current assets		170,799	1,165,860	498,644

CURRENT LIABILITIES
Trade and bills payables	19	28,646	195,538	127,581
Deposits received, other payables and accruals	20	9,206	62,842	68,378
Interest-bearing bank borrowings	21	8,497	58,000	20,000
Due to a director	22	247	1,687	890
Tax payable		189	1,286	268
Preferred shares	23	-	-	272,432
Total current liabilities		46,785	319,353	489,549

NET CURRENT ASSETS		124,014	846,507	9,095

Net assets		168,246	1,148,432	325,838

STOCKHOLDERS’ EQUITY
Preferred stock – USD0.0001 par value; 5,000,000 shares authorized; nil issued and outstanding		-	-	-
Common stock – par value of USD0.0001 per share; 55,000,000 shares authorized; 30,123,335 shares issued and outstanding (2008: 25,000,000 shares authorized; 17,008,633 shares issued and outstanding)	24	3	21	12
Reserves	24	168,243	1,148,411	325,826

Total equity		168,246	1,148,432	325,838

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31, 2009

					Statutory	Exchange
	Issued common stock		Capital	Other	surplus	fluctuation	Retained	Total
	Shares	Amount	reserve(ii)	reserve(iii)	fund(iv)	reserve(v)	profits	reserves	Total
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At January 1, 2007	17,008,633	12	(2)	-	8,974	624	86,403	95,999	96,011

Total comprehensive income for the year	-	-	-	-	-	840	134,785	135,625	135,625

Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (note (i))	-	(10)	-	-	-	-	-	-	(10)

Capital contribution to a subsidiary	-	1	-	-	-	-	-	-	1

Reverse merger adjustments:
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (note (i))	-	10	(10)	-	-	-	-	(10)	-

Capital contribution to a subsidiary	-	(1)	1	-	-	-	-	1	-

Capital contribution to a subsidiary	-	-	83,600	-	-	-	-	83,600	83,600

At December 31, 2007 and January 1, 2008	17,008,633	12	83,589	-	8,974	1,464	221,188	315,215	315,227

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cpntinued)

Year ended December 31, 2009

					Statutory	Exchange
	Issued common stock		Capital	Other	surplus	fluctuation	Retained	Total
	Shares	Amount	reserve(ii)	reserve(iii)	fund(iv)	reserve(v)	profits	reserves	Total
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At December 31, 2007 January 1, 2008	17,008,633	12	83,589	-	8,974	1,464	221,188	315,215	315,227

Total comprehensive income for the year					-	3,180	168,528	171,708	171,708

Transfer to statutory surplus	-	-	-	-	19,299	-	(19,299)	-	-

Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (Note (i))	-	(1)	-	-	-	-	-	-	(1)

Reverse merger adjustments:
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (Note (i))		1	(1)	-	-	-	-	(1)	-

Capital contribution from an equity								-	-
holder of Windrace (as defined in Note 1)	-	-	28,400	-	-	-	-	28,400	28,400

Issue of shares of Windrace (as defined in Note 1)	-	8	-	-	-	-	-	-	8

Issue of preferred shares	-	-	-	(189,504)	-	-	-	(189,504)	(189,504)

Reverse merger adjustments:

Capital contribution	-	(8)	8	-	-	-	-	8	-

At December 31, 2008 and January 1, 2009	17,008,633	12	111,996	(189,504)	28,273	4,644	370,417	325,826	325,838

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

Year ended December 31, 2009

					Statutory	Exchange
	Issued common stock		Capital	Other	surplus	fluctuation	Retained	Total
	Shares	Amount	reserve(ii)	reserve(iii)	fund(iv)	reserve(v)	profits	reserves	Total
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At December 31, 2008 and January 1, 2009	17,008,633	12	111,996	(189,504)	28,273	4,644	370,417	325,826	325,838

Total comprehensive income for the year	-	-	-	-	-	2,391	248,019	250,410	250,410

Transfer to statutory surplus	-	-	-	-	28,210	-	(28,210)	-	-

Reverse merger adjustments:
Shares issued to 2020 shareholders (as defined in Note 1)
(retroactively adjusted for reverse merger with the Windrace on October 21, 2009)	10,500,000	7	415,702	-	-	-	-	415,702	415,709

Shares of 2020 redeemed on October 21, 2009	(1,343,082)	(1)	(72,502)	-	-	-	-	(72,502)	(72,503)

Issue of shares (Note 24)	3,957,784	3	204,997	-	-	-	-	204,997	205,000

Purchase of an unit option (Note 24)	-	-	(17,083)	-	-	-	-	(17,083)	(17,083)
Preferred shares redemption adjustment:
Written-off of accrued interest on preferred shares (Note 23)	-	-	-	41,061	-	-	-	41,061	41,061

At December 31, 2009	30,123,335	21	643,110	(148,443)	56,483	7,035	590,226	1,148,411	1,148,432

At December 31, 2009 (USD’000)	30,123,335	3	94,216	(21,747)	8,275	1,030	86,469	168,243	168,246

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2009

Notes:

(i)
Pursuant to a group reorganization effective April 28, 2008 (the “Group Reorganization”), Windrace International Company Limited (formerly known as Xdlong International Company Limited) became the holding company of certain subsidiaries, as described in note 1 to the financial statements).  The founders, Mr. Lin Shuipan and Ms. Chen Xiayu continue to govern the financial and operating policies and activities of such entities following ownership interest held by third parties since March 2008.  Accordingly, such entities were under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu for all periods presented herein.

(ii)
The capital reserve at January 1, 2008 represented the excess of the consideration received from the equity holder of a subsidiary over the nominal value of the issued capital of a subsidiary pursuant to Group Reorganization.

The addition to capital reserve of RMB28,400,000 during 2008 represents a contribution from an equity holder of the Group pursuant to an agreement dated March 28, 2008 whereby the equity holder agreed to pay the contribution if the audited profit after tax of the Group for 2007 had an increase of more that 70% when compared to that for 2006.

(iii)	The other reserve represented distribution to certain holders of the Company pursuant to a share purchase agreement on March 28, 2008 (Note 23).

(iv)
In accordance with the relevant regulations applicable in the PRC, subsidiaries established in the PRC are required to transfer a certain percentage of their statutory annual profits after tax (after offsetting any prior years’ losses), if any, to the statutory surplus fund until the balance of the fund reaches 50% of their respective registered capital. Subject to certain restrictions as set out in the relevant PRC regulations, the statutory surplus fund may be used to offset against accumulated losses of the respective PRC subsidiaries. The amount of the transfer is subject to the approval of the board of directors of the respective PRC subsidiaries.

(v)
Exchange fluctuation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. This reserve is dealt with in accordance with the accounting policy in Note 2.1.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2009

	Notes	2009	2009	2008	2007
		USD'000	RMB'000	RMB'000	RMB’000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		36,887	251,790	170,709	156,568
Non-cash adjustments for:
Interest income	5,8	(107)	(727)	(788)	(259)
Finance costs	7	4,333	29,566	23,511	1,352
Over-provision for aborted IPO expenses		(751)	(5,128)	-	-
Share of loss of a jointly-controlled entity	25	(2)	(16)	-	-
Loss on write-off of items of property, plant and equipment	8	-	-	97	307
Loss on disposal of items of property, plant and equipment	8	28	189	-	4
Depreciation	8	2,368	16,166	15,300	11,420
Amortisation of prepaid land lease payments	8	110	752	746	746
Impairment of an advance of loan to a jointly-controlled entity	25	2	16	-	-
Operating cash flow before working capital changes		42,868	292,608	209,575	170,138

Decrease/(increase) in inventories		4,409	30,094	(35,777)	232
Increase in trade receivables		(77,345)	(527,952)	(143,132)	(57,658)
Increase in prepayments, deposits and other receivables		(1,366)	(9,320)	(2,711)	3,365
(Increase)/decrease in pledged deposits		(1,861)	(12,700)	16,700	(11,250)
Increase in trade and bills payables		9,956	67,956	4,255	47,461
Increase in deposits received, other payables and accruals		1,397	9,533	1,892	17,030

Cash (used in)/generated from operations		(21,942)	(149,781)	50,802	169,318

Interest paid		(473)	(3,228)	(1,716)	(1,352)
PRC taxes paid		(401)	(2,738)	(5,133)	(21,701)

Net cash (outflow)/ inflow from operating activities		(22,816)	(155,747)	43,953	146,265

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Year ended December 31, 2009

	Notes	2009	2009	2008	2007
		USD'000	RMB'000	RMB'000	RMB’000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment	12	(335)	(2,290)	(17,256)	(187,390)
Proceeds from disposal of property, Plant and equipment		-	-	-	886
Increase in investment in subsidiary		-	-	-	(9)
Interest received	5,8	107	727	788	259

Net cash outflow from investing activities		(228)	(1,563)	(16,468)	(188,737)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash received from 2020 upon recapitalization		50,279	343,200	-	-
Purchase of a unit option	23	(2,503)	(17,083)	-	-
Capital contributions from equity holder of the Company		-	-	28,400	82,335
Proceeds from issue of ordinary shares	22	30,035	205,018	-	1
Proceeds from issue of preferred shares	22	-	-	85,135	-
Redemption of preferred shares	22	(39,912)	(272,432)	-	-
New bank loans		13,258	90,500	20,000	28,000
Repayment of bank loans		(7,691)	(52,500)	(28,000)	(17,000)
Increase/(decrease) in amount due to a director		118	806	(81,083)	883
Increase in amount due from a shareholder		(15)	(103)	-	-
Exchange realignment	22	362	2,472	-	-

Net cash inflow from financing activities		43,931	299,878	24,452	94,219

NET INCREASE IN CASH AND CASH EQUIVALENTS		20,887	142,568	51,937	51,747
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		17,590	120,068	67,725	14,714
Effect of foreign exchange rate changes		(64)	(432)	406	1,264

CASH AND CASH EQUIVALENTS AT END OF YEAR		38,413	262,204	120,068	67,725

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	17	38,413	262,204	120,068	67,725
The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

1.	CORPORATE INFORMATION

The Company is a limited liability company incorporated in the British Virgin Islands (“BVI”) on April 21, 2009, as a wholly-owned subsidiary of 2020 ChinaCap Acquirco, Inc. (“2020”), a blank check company formed in Delaware for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business that either: (1) was located in China, (2) had its principal operations located in China, or, (3) in 2020’s view, would benefit from establishing operations in China.

On May 8, 2009, the Company entered into a purchase agreement (the “Purchase Agreement”) among 2020, Windrace International Company Limited (“Windrace”) and the selling shareholders party thereto (the “Sellers”), which owned 100% of the issued and outstanding equity securities of Windrace (the “Acquisition).

On October 5, 2009, the board of directors of 2020 has unanimously approved the simultaneous reincorporation of 2020 from the State of Delaware to the BVI through a redomestication merger (the “Redomestication”) with and into the Company.  In the Redomestication, the Company issued its securities in exchange for the issued and outstanding securities of 2020 (being 10,500,000 shares of common stock) on a one-to-one basis, and redeemed 1,343,082 shares of 2020 common stock at US$7.92 per share.

On October 21, 2009, the Company completed its Acquisition of Windrace through its acquisition of the outstanding shares of Windrace under the Purchase Agreement, as supplemented by a supplemental purchase agreement dated July 27, 2009 and a letter agreement dated September 9, 2009, among Windrace and the Sellers on the one hand, and 2020 and the Company on the other hand.  The Business Combination was accounted for as a reverse recapitalization, whereby the Company will be the surviving and continuing entity for financial reporting purposes and will be deemed to be the acquirer of 2020.

The Acquisition and the Redomestication will be accounted for as a reverse recapitalization, whereby the Company will be the surviving and continuing entity for financial reporting purposes and will be deemed to be the acquirer of 2020. The Acquisition and the Redomestication are being accounted for as a reverse recapitalization because (i) after the Acquisition and the Redomestication the Sellers together with the Investors held approximately 51% of the issued and outstanding ordinary shares of Exceed (not taking the Escrowed Shares, an additional 2,212,789 shares issuable to the Sellers if certain earnings targets in 2011 are met, and the additional shares issuable the Investors as described in this Note 24) and 2020’s directors resigned and were replaced by Mr. Lin Shuipan, the CEO of the Company  immediately prior to the Acquisition, and Professor Jin Jichun, a designee of the Sellers who will be considered an independent director under applicable regulatory rules and thus independent of both 2020 and the Investors, and (ii) 2020 has no prior operations and was formed for the purpose of effecting a business combination such as the proposed Acquisition.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

1.	CORPORATE INFORMATION (continued)

In accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, initially the Company will be deemed to have undergone a recapitalization, whereby its issued and outstanding ordinary shares were converted into 17,008,633 ordinary shares of Exceed. Immediately thereafter, Exceed, as the parent company of the Company, which is the continuing accounting entity, will be deemed to have acquired the assets and assumed the liabilities of 2020 in exchange for the issuance of the Exceed securities identical in number and terms to the outstanding securities of 2020. Exceed, as the parent company of the Company, will be deemed to have acquired 2020 in accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, and 2020’s assets and liabilities will be recorded at their historical carrying amounts, with no step-up in basis or other intangible assets or goodwill recorded. All direct costs of the Acquisition and the Redomestication are being charged to operations in the period that such costs were incurred.

Windrace is one of the largest branded sportswear companies in China that is engaged in the design, manufacturing, trading and distribution of sporting goods, including footwear, apparel and accessories, in China.

During the year ended December 31, 2009, the Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

1.	CORPORATE INFORMATION (continued)

	Place and	Nominal value
	date of	of issued	Percentage
	incorporation or	ordinary share/	of equity
	establishment/	registered	attributable to		Principal
Name	operation	capital	the Company		activities
			Direct	Indirect

Windrace International Company Limited	Cayman Islands	HKD92,000	100	-	Investment
(Formerly known as Xdlong International	March 25, 2008				holding
Company Limited)

Windrace Investment Holding Limited	British Virgin Islands	USD100	-	100	Investment
("Windrace Investment")	August 17, 2007				holding
(Formerly known as Xdlong Investment
Holding Limited)

Hei Dai Lung Group Company Limited	Hong Kong	HKD10,000	-	100	Investment
("XDLong HK")	November 5, 2003				holding

Xidelong (China) Co., Ltd.	PRC	HKD390,000,000	-	100	Manufacture
("XDLong China") (Note (i) and (ii))	April 13, 2004				and sale of sportswear

Fujian Xidelong Sports Goods Co., Ltd.	PRC	HKD25,000,000	-	100	Manufacture
("XDLong Fujian") (Note (i) and (iii))	September 26, 2001				and sale of sportswear

Notes:

(i)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(ii)	The registered capital of XDLong China is HKD390,000,000 and was fully paid as of October 26, 2009.

(iii)	The registered capital of XDLong Fujian is HKD25,000,000 and was fully paid as of June 13, 2008.

(iv)	Functional and reporting currency of XDLong China and XDLong Fujian, the operating subsidiaries of the Group, is RMB.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.1.	BASIS OF PRESENTATION AND PREPARATION

Basis of presentation
The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of Windrace immediately prior to the Business Combination had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors, and (3) being named to all of the senior executive positions. For accounting purposes, Windrace was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of Windrace (i.e., a capital transaction involving the issuance of stock by the Company for the stock of Windrace). Accordingly, the combined assets, liabilities and results of operations of Windrace became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with Windrace beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods required presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.  Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). They have been prepared under the historical cost convention except for the derivative component of preferred shares, which has been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all amounts are rounded to the nearest thousand except where otherwise indicated.

All income, expenses and unrealized gains and losses resulting from intercompany transactions and balances within the Group are eliminated on consolidation in full.

Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Minority interests represent the interest of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

For the convenience of readers, certain 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of USD1.00 = RMB6.8259, based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2009, or at any other date.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries
A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

Jointly-controlled entities
A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated statements of comprehensive income and consolidated reserves, respectively. Unrealized gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group’s interests in the jointly-controlled entities, except where unrealized losses provide evidence of an impairment of the asset transferred.

The results of jointly-controlled entities are included in the Group's consolidated statements of comprehensive income to the extent of dividends received and receivable. The Group's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Related parties
A party is considered to be related to the Group if:

(a)
the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Company that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is an associate;

(c)	the party is a member of the key management personnel of the Group;

(d)	the party is a close member of the family of any individual referred to in (a) or (b);

(e)
the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (b) or (c); or

(f)	the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statements of comprehensive income in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior periods. A reversal of such an impairment loss is credited to the consolidated statements of comprehensive income in the period in which it arises.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation
Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the assets to its working condition and location for its intended use. Expenditure incurred after the items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated statements of comprehensive income in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives used for this purpose are as follows:

Buildings	Over the shorter of lease terms or 20 years
Leasehold improvements	5 years
Plant and machinery	5 to 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at the end of reporting period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the consolidated statements of comprehensive income in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Research and development costs
All research costs are charged to the consolidated statements of comprehensive income as incurred.

Expenditure incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the product so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets
Financial assets in the scope of IAS 39 "Financial Instruments: Recognition and Measurements" are classified as loans and receivables. When financial assets are recognized initially, they are measured at fair value. The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivatives is required to be separated from the host contract when the analysis shows that the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the end of reporting period.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statements of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Impairment of financial assets
The Group assesses at the end of reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortized cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the consolidated statements of comprehensive income. Loan and receivables together with any associated allowances are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated statements of comprehensive income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)
Assets carried at amortized cost (continued)
In relation to trade receivables, an impairment allowance is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized where:
●	the rights to receive cash flows from the asset have expired;
●	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
●
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated statements of comprehensive income.

Inventories
Inventories are stated at the lower of cost and net realizable value after making due allowances for obsolete or slow moving items. Cost is calculated using the weighted average cost method and comprises all costs incurred in bringing the inventories to their present location and condition.

Net realizable value is based on the estimated selling prices less any estimated costs to be incurred for completion of the production process and disposal upon delivery of finished goods to distributors.

When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the period in which the related sales are recognized.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated statements of comprehensive income on the straight-line basis over the lease terms.

Prepaid land lease payments
Prepaid land lease payments under PRC land use right arrangements are initially stated at cost and subsequently amortized on the straight-line basis over the lease terms.

Cash and cash equivalents
For the purpose of the consolidated cash flow statements, cash and cash equivalents comprise cash on hand and demand deposits, and short-term, highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statements of financial position, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions
A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated statements of comprehensive income.

Income tax
Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of comprehensive income, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
where the deferred tax liability arises from goodwill or from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, and the unused tax credits and unused tax losses can be utilized, except:

•
where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of reporting period and, where appropriate, reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at the end of reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. The expected rates are projected based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of reporting period.

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition
Revenue is recognized when there is probable economic benefits to the Group and when the revenue can be measured reliably, on the following bases:

(a)
from sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; which usually occurs when the product is sold and delivered to the distributors with all transportation and handling costs for delivery of products borne and paid directly by the distributors, and

(b)
interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instruments to their net carrying amount .

In addition, the Group utilizes preliminary purchase orders received from consultations with customers at sales fairs to prepare sales estimates and formulate production schedules for upcoming seasons. Purchase order quantities may be subsequently adjusted upward or downward by amounts ranging from 10% to 15% before finalization. Once a purchase order is finalized, the Group re-confirms the delivery schedule of sales orders with each distributor before shipment. Distributors are invoiced and sales are recognized by the Group only at the time that products are ultimately delivered to distributors.

Although the Group’s policy is to recognize product returns as a reduction of revenue, the Group has not deemed it necessary to accrue for returns at the time when sales are recorded, as the Group has not had any significant product returns or similar claims. Management periodically reviews this matter and will consider making such accruals, when there are indications of significant sales returns or similar claims in future periods.

Although the Group accepts returns of defective products from distributors, distributors generally choose to sell any defective products at a discount rather than to return such defective products to the Group. Since distributors are required to comply with the Group’s pricing policy, prior written consent must be obtained from the Group before any products are sold at a discount to the suggested retail price, which is determined on a case-by-case basis. The Group does not provide any compensation to distributors for defective products. To date, the number and value of defective products has been minimal.

The Group does not have any arrangements with distributors to accept returns of out-of-season stock. When in-season new products arrives, the current products on shelves become out-of-season stock.

The Group does not provide volume-based discount programs or discounts for early payment.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Group closely monitors inventories and sales by distributors by requiring distributors to provide monthly inventory reports since 2008 and quarterly inventory reports prior to 2008, and by reviewing local market condition reports provided by the Group’s regional sales managers. The monitoring of market information through the regional sales managers assists the Group in collecting sales and inventory data to arrange production schedules and maintain optimum inventory levels. The Group also carries out random on-site inspections of distributors and authorized retail stores to track inventories and sales performance.

The Group encourages distributors to clear their out-of-season inventory levels. An authorized retailer with excess inventory at the end of a season may attempt to sell such excess inventory through regular and special end-of-season sales. Since distributors must strictly comply with the Group’s suggested retail pricing policy, prior written consent must be obtained from the Group before a distributor may conduct any promotional events or sell any of the Group’s products to consumers at a discount to the suggested retail price. The distributors bear the costs of any sales discounts and the Group is not required to provide credits or subsidies to distributors for their seasonal clearance activities.

In order to facilitate the operation and development of its business, including promoting brand recognition and building a nationwide brand image, the Group provides selective industry-standard post-sales assistance and guidance to distributors, including training of distributors’ employees and promotional equipment and marketing brochures. Distributors are required to sell the Group’s products on an exclusive basis to be eligible for such assistance and guidance.

To encourage distributors to expand sales to authorized retail stores and to create a uniform high-quality store image nationwide, the Group provides certain build-out and renovation subsidies to qualified authorized retail stores. Depending on the category of the authorized retail stores, the Group has different sets of criteria and standards for determining whether a store qualifies for the subsidies, including location, size and rent for the authorized retail stores, as well as compliance with the Group’s standards.

Build-out and renovation subsidies are provided to distributors who have qualified authorized retail stores within their designated sales regions. Where a particular authorized retail store is operated by a third-party retailer, such subsidies are provided to the retailer through the distributor.

Such subsidies are granted and paid when a new or renovated store is approved, and are charged to operations when payments are made. During the year, the Group provided subsidies of RMB85,335,000 (2008: RMB71,522,000). These amounts were included in selling and distribution costs.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. During the two years ended December 31, 2009, no interest has been capitalized. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Government grants
Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is deducted from the carrying amount of the asset and released to the consolidated statements of comprehensive income by way of a reduced depreciation charge.

Employee benefits
Pension schemes
The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme. The Group has no further payment obligations once the contributions have been paid.

The employees of the Group’s subsidiaries which operate in Mainland China are required to participate in central pension schemes operated by the local municipal government. The subsidiaries are required to contribute certain percentages of their payroll costs to the central pension schemes. The contributions are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the central pension schemes. The Group has no further payment obligations once the contributions have been paid.

Other benefits
The Group contributes on a monthly basis to defined contribution housing, medical and other benefit plans organized by the PRC government. The PRC government assumes the obligations to all existing and retired employees under these plans. Contributions to these plans by the Group are expensed as incurred. The Group has no further obligations beyond the required contributions under these plans.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of reporting period. All differences are taken to the consolidated statements of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries are currencies other than RMB. As of the end of reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at exchange rates ruling at the end of reporting period and, their consolidated statements of comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in a separate component of equity, the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statements of comprehensive income.

For the purpose of the consolidated cash flow statements, the cash flows of foreign subsidiaries are translated into RMB at the exchange rates prevailing at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the period are translated into RMB at the weighted average exchange rates for the period.

Merger and accounting treatment
In accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, initially the Company will be deemed to have undergone a recapitalization, whereby its issued and outstanding ordinary shares were converted into 17,008,633 ordinary shares of Exceed. Immediately thereafter, Exceed, as the parent company of the Company, which is the continuing accounting entity, will be deemed to have acquired the assets and assumed the liabilities of 2020 in exchange for the issuance of the Exceed securities identical in number and terms to the outstanding securities of 2020. Exceed, as the parent company of the Company, will be deemed to have acquired 2020 in accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, and 2020’s assets and liabilities will be recorded at their historical carrying amounts, with no step-up in basis or other intangible assets or goodwill recorded. All direct costs of the Acquisition and the Redomestication are being charged to operations in the period that such costs were incurred.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.3.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following new interpretations and amendments to IFRSs for the first time for the current year’s financial statements.

IFRS 1 and IAS 27 Amendments	Amendments to IFRS 1 First-time Adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 Amendment	Share-based Payment - Vesting Conditions and Cancellation
IFRS 7 Amendment	Amendments to IFRS 7 Financial Instruments: Disclosures
IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IAS 18 Amendment*	Amendments to Appendix to IAS 18 Revenue – Determining whether an entity is acting as a principal or as an agent
IAS 23 (Revised)	Borrowing Costs
IAS 32 and IAS 1	Amendments to IAS 32 Financial Instruments: Presentation and
Amendments	IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRIC-Int 9 and	Amendments to IFRIC-Int 9 Reassessment of Embedded
IAS 39 Amendments	Derivatives and IAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives
IFRIC-Int 13	Customer Loyalty Programmes
IFRIC-Int 16	Hedges of a Net Investment in a Foreign Operation
IFRIC)-Int 18	Transfers of Assets from Customers (adopted from 1 July 2009)
Improvements to IFRSs
(October 2008)

* Included in Improvements to IFRSs 2009 (as issued in May 2009).

The adoption of these new interpretations and amendments has had no significant financial effect on these financial statements and there have been no significant changes to the accounting policies applied in these financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.4.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the financial statements.

IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standards [1]
IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Additional Exemptions for First-time Adopters [2]
IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions [2]
IFRS 3 (Revised)	Business Combinations [1]
IFRS 9	Financial Instruments [6]
IAS 24 (Revised)	Related Party Disclosures [5]
IAS 27 (Revised)	Consolidated and Separate Financial Statements [1]
IAS 32 Amendment	Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues [3]
IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items [1]
IFRIC-Int 17	Distribution of Non-cash Assets to Owners [1]
IFRIC-Int 19	Extinguishing Financial Liabilities with Equity Instruments[4]
Amendment to	Amendment to IFRS 5 Non-current Assets Held for Sale and
IFRS 5 included	Discontinued Operations – Plan to sell the controlling interest in a
in Improvements to	subsidiary[1]
IFRSs issued in
October 2008

Apart from the above, the IASB has also issued Improvements to IFRSs 2009 which sets out amendments to a number of IFRSs primarily with a view to removing inconsistencies and clarify wording. Amendments to IFRS 2, IAS 38, IFRIC-Int 9 and IFRIC-Int 16 are effective for annual periods beginning on or after 1 July 2009 while amendments to IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39 are effective for annual periods beginning on or after 1 January 2010 although there are separate transitional provisions for each standard or interpretation.

1 Effective for annual periods beginning on or after 1 July 2009
2 Effective for annual periods beginning on or after 1 January 2010
3 Effective for annual periods beginning on or after 1 February 2010
4 Effective for annual periods beginning on or after 1 July 2010
5 Effective for annual periods beginning on or after 1 January 2011
6 Effective for annual periods beginning on or after 1 January 2013

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

3.	SIGNIFICANT ACCOUNTING ESTIMATES

In the process of applying the Group’s accounting policies, management has made estimates and assumptions in determining certain amounts recognized in the financial statements, some of the estimates and assumptions are based on expected outcome of future events. These estimates may not necessarily be indicative of the actual outcome. The significant estimates and assumptions are discussed below.

Accounting treatment of preferred shares
The Group recognized a financial liability during the year ended December 31, 2008 in respect of the obligation to repay the GS Investor (as defined in Note 23) pursuant to a redemption option granted to the GS Investor. The Group’s management has assessed the terms of the Subscription Agreement and the Share Purchase Agreement (as defined in Note 23) and the related facts and circumstance, and concluded that the funds contributed by the GS Investor should be classified as a financial liability. The financial liability was recognized initially at fair value plus transaction costs that are directly attributable to the financial liability. After initial recognition, the financial liability is measured at amortized cost using the effective interest method.

Useful lives of property, plant and equipment
The Group determines the estimated useful lives and related depreciation charges for its property, plant and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will revise the depreciation period where actual useful lives are different from those previously estimated, it will write off or write down the value of obsolete or non-strategic assets that have been abandoned.

Net realizable value of inventories
Net realizable value of inventories is the estimated selling price in the ordinary course of business less estimated selling expenses. The net realizable value is estimated based on the current market conditions and historical experience of selling merchandise of similar nature. The estimates can change significantly as a result of changes in customer taste or competitor actions. The Group reassesses these estimates at the end of reporting period.

Impairment allowances for trade and other receivables
The Group estimates the impairment allowances for trade and other receivables by assessing the collectability of the receivables based on the related customers’ credit history and prevailing market conditions. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. Where the expectation is different from the initial estimate, the difference is recognized as an impairment loss in the period in which such estimate is changed. The Group reassesses the impairment allowances at the end of reporting period.

Historically, the Group has no experience of bad debts. All the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group has the sole discretion to cease business with customers who fail to pay within the credit period. Despite the recent fluctuations in the economic environment since the second half of 2008, management has closely monitored the trade receivables balance overdue 30 days and assessed the intention of the repayment from the distributors.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

3.	SIGNIFICANT ACCOUNTING ESTIMATES (continued)

The Group will not make any provision of the overdue balance if (1) the Group has continuous trading with the distributor; (2) the Group receives continuous repayment from the distributor; and (3) the Group has no dispute on the overdue balance with the distributor.

The Group will make full provision on such balances if they are considered not recoverable by the Group.

4.	SEGMENT INFORMATION

The Group determines its operating segments based on the reports reviewed by the chief operating decision-makers that are used to make strategic decisions.

The Group operates one business segment, which is the manufacture and sale of sportswear, including footwear, apparel and accessories. The chief operating decision-makers consider the major product lines (being footwear, apparel and accessories) as one business segment for assessment of segment performance as they exhibit similar long term financial performance and they are similar in terms of product nature, production process, customer type and class, and distribution method. As such, no further business segment analysis is presented.

In addition, the Group’s revenue, expenses, assets and liabilities and capital expenditures are predominantly attributable to a single geographical region, which is the PRC. Therefore, no analysis of business or geographical segment is presented.

5.	REVENUE, OTHER INCOME AND GAINS

Sales, which is also the Group's turnover, represents the net invoiced value of goods sold during the year.

An analysis of sales, other income and gains is as follows:

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Revenue
Manufacture and sale of sportswear:
Footwear	161,485	1,102,280	923,061	673,777
Apparel	138,991	948,738	857,203	598,122
Accessories	3,947	26,940	40,018	24,503

	304,423	2,077,958	1,820,282	1,296,402

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

5.	REVENUE, OTHER INCOME AND GAINS (continued)

	2009 USD'000	2009 RMB'000	2008 RMB'000	2007 RMB'000
Other income and gains
Bank interest income	107	727	788	259
Subsidy income from the PRC government*	-	-	400	630
Other income**	751	5,128	-	-

	858	5,855	1,188	889

*	There are no unfulfilled conditions or contingencies relating to these subsidies.
**	Being reversal of over-provision for aborted IPO expenses in 2008 (Note 6).

6.	ABORTED IPO EXPENSES

In 2008, the Group applied for initial public offering (“IPO”) on the Hong Kong Stock Exchange for capital raising to fund business expansion. On July 3, 2008, the Group decided not to proceed with its Hong Kong IPO due to the unfavourable market condition. The expenses related to the professional charges incurred for the IPO was charged to the consolidated statement of income during the year ended December 31, 2008.

7.	FINANCE COSTS

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Interest on bank loans wholly repayable within one year	473	3,228	1,716	1,352
Interest on preferred shares	3,859	26,338	21,795	-

	4,332	29,566	23,511	1,352

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

8.	PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	2009	2009	2008	2007
		USD'000	RMB'000	RMB'000	RMB’000

Included in cost of sales
Cost of inventories sold*		214,603	1,464,856	1,323,262	959,526

Included in selling and distribution expenses
Depreciation of property, plant and equipment	12	34	230	198	151
Employee benefits expenses (including directors' remuneration - note 9):
Wages and salaries		1,500	10,237	6,319	4,237
Pension scheme contributions**		210	1,434	1,125	477

		1,744	11,901	7,642	4,865

Included in administrative expenses
Depreciation of property, plant and equipment	12	801	5,469	5,360	4,300
Employee benefits expenses (including directors' remuneration - note 9):
Wages and salaries		1,258	8,587	5,034	6,875
Pension scheme contributions**		124	844	602	895
		2,183	14,900	10,996	12,070
Minimum lease payments under operating leases in respect of production facilities and office premises*		51	346	373	750
Auditors' remuneration		54	369	286	110
Amortisation of prepaid land lease payments	13	110	752	746	746
Loss on write-off of items of property, plant and equipment		-	-	97	307
Loss on disposal of items of property, plant and equipment		28	189	-	4

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

8.	PROFIT BEFORE TAX (continued)

	Notes	2009 USD'000	2009 RMB'000	2008 RMB'000	2007 RMB'000
Included in research and development expenses
Depreciation of property, plant and equipment	12	54	365	30	-
Employee benefits expenses (including directors' remuneration - note 9):
Wages and salaries		853	5,823	3,844	4,384
Pension scheme contributions**		112	764	587	429

		1,019	6,952	4,461	4,813

Other research and development costs		2,637	18,001	13,188	7,971

Included in other income and gains
Interest income		(107)	(727)	(788)	(259)

*
The cost of inventories sold includes approximately RMB70,879,000 (2008: RMB63,445,000. 2007:  RMB51,514,000), relating to direct staff cost, depreciation of the manufacturing facilities and operating lease payments for production facilities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

**	As of December 31, 2009, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2008: Nil 2007: Nil).

9.	DIRECTORS' REMUNERATION

Details of directors' remuneration are as follows:

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Other emoluments:
Salaries, bonuses, allowances and benefits in kind	181	1,238	1,445	582
Pension scheme contributions	1	6	17	15

	182	1,244	1,462	597

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

9.	DIRECTORS' REMUNERATION (continued)

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2008: Nil 2007: Nil).

During the year, no remuneration was paid by the Group to any of the directors of the Group as an inducement to join or upon joining the Group or as compensation for loss of office (2008: Nil 2007: Nil).

The Group's remuneration policies are formulated based on the performance of individual employees and are reviewed regularly.  Subject to the Group's profitability, the Group may also provide discretionary bonuses to its employees as an incentive for their contribution to the Group.  The primary goal of the remuneration policy with regard to the remuneration packages of the Group's executive directors is to enable the Group to retain and motivate executive directors by linking their compensation with performance as measured against corporate objectives achieved.

The principal elements of the Group's executive directors remuneration packages include basic salaries and discretionary bonuses.

10.	TAX

No tax provision for Hong Kong profits has been made as the Group did not generate any assessable profits arising in Hong Kong during the reporting periods. Taxes on profits assessable in the PRC have been calculated at the prevailing rates, based on existing legislation, interpretations and practices in respect thereof.

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Current tax - Mainland China
Charge for the year	552	3,771	2,181	21,783

Under the new PRC Corporate Income Tax Law (the ''New Corporate Income Tax Law'') and its Implementation Rules (effective on January 1, 2008), the PRC corporate income tax rate for domestic-invested and foreign-invested enterprises is unified to 25%.  Accordingly, the applicable tax rate for XDLong Fujian is 25% in 2008 and 2009.

XDLong China, a foreign-invested enterprise established before the New Corporate Income Tax Law, can continue to enjoy the existing tax holiday whereby it is exempted from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008, and thereafter is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012.  No provision for the PRC corporate income tax has been made for XDLong China in 2008 and 2009 as its assessable profits are fully exempt for PRC corporate income tax purposes.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

10.	TAX (continued)

A reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries operated to the tax expense at the effective tax rates are as follows:

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Profit before tax	36,887	251,790	170,709	156,568

Tax at the applicable rates (Note)	9,646	65,844	47,334	42,273
Tax exemption due to tax holidays	(9,918)	(67,697)	(54,191)	(27,228)
Tax effect of expenses not deductible for taxation purpose	824	5,621	9,038	11
Income not subject to tax	-	3	-	6,727

Tax charge at the Group's effective rate	552	3,771	2,181	21,783

Note:
Prior to January 1, 2008, the Group operated solely in China and the applicable tax rate was 27%.  The applicable tax rates from January 1, 2008 were a mix of 25% and 16.5% for entities operating in China and Hong Kong respectively.

The Group had the following estimated unused tax losses, which will expire as follows:

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Year of expiration
2010	4	29	29	29
2011	209	1,430	1,430	1,430
2012	986	6,727	6,727	6,727

	1,199	8,186	8,186	8,186

No deferred tax asset has been recognised in respect of tax losses due to unpredictability of future profit streams and the fact that utilization of these losses is subject to approval by the tax authority in the PRC.

There is no difference between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and there is no taxable difference arising on investments in subsidiaries.  Accordingly, there is no deferred tax liability at the end of reporting periods.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

11.	RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties:

(a)
Mr. Lin Shuipan, a director of the Company, has guaranteed certain bank loans and bills payables made available to the Group up to RMB30,000,000 during the two years ended December 31, 2007, as further detailed in Note 20 to the financial statements. The personal guarantee provided by Mr. Lin Shuipan expired upon repayment of the respective bank loans and bills payables by the Group in 2008.

(b)
Mr. Lin Shuipan, a director of the Company, and Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, have guaranteed certain bank loans and bills payables made available to the Group up to RMB60,000,000 during the three years ended December 31, 2009, as further detailed in Note 21 to the financial statements.  The personal guarantee provided by Mr. Lin Shuipan and Ms. Chen Xiayu will expire upon repayment of the respective bank loans and bills payables by the Group in June 2010.

(c)
Mr. Lin Shuipan granted the Group an exclusive license to use certain design patents in respect of the Group’s products at nil consideration from October 1, 2001 to September 30, 2007. These patents are registered in the name of Mr. Lin Shuipan in the PRC and were used by the Group during the license period. The license expired on September 30, 2007.

(d)
The Group entered into an agreement with Professor Sun Yining, a non-executive director of Windrace, on September 6, 2007.  Pursuant to the agreement, Professor Sun Yining was appointed as a brand spokesperson of the Group for a term of two years from September 6, 2007.  The annual remuneration to Professor Sun Yining comprises RMB200,000 cash payment and RMB20,000 in-kind payment of the Group's products. The agreement expired in September 2009 and Professor Sun Yining resigned as a non-executive director of Windrace on November 10, 2009.

(e)	Details of remuneration to the executive directors of the Group are disclosed in Note 9 to the financial statements:

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Short term employee benefits	181	1,238	1,445	582
Post-employment benefits	1	6	17	15

Total compensation paid to key management personnel	182	1,244	1,462	597

(f)	Details of the outstanding balance due to a director as of the end of reporting period are disclosed in Note 22 to the financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

12.	PROPERTY, PLANT AND EQUIPMENT

					Furniture,
					fixtures
		Leasehold	Plant and	Motor	and office	Construction
	Buildings	improvements	machinery	vehicles	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB’000

Cost:
As of January 1, 2007	-	-	13,504	3,243	479	101,300	299,190
Additions	-	-	9,537	349	922	176,567	17,256
Transfers	277,867	-	-	-	-	(277,867)	-
Disposals	-	(3,984)	-	(69)	-	-	(4,053)
Written off	-	-	(1,456)	-	(219)	-	(1,675)

As of December 31, 2007
January 1, 2008	277,867	-	17,601	3,243	479	-	299,190
Additions	8,120	183	7,682	349	922	-	17,256
Written off	-	-	(345)	-	-	-	(345)

As of December 31, 2008 and January 1, 2009	285,987	183	24,938	3,592	1,401	-	316,101
Additions	-	-	1,037	122	1,131	-	2,290
Disposals	-	(182)	-	-	(29)	-	(211)
Exchange realignment	-	(1)	-	-	-	-	(1)
As of December 31, 2009	285,987	-	25,975	3,714	2,503	-	318,179

Accumulated depreciation:
As of January 1, 2008	9,378	-	3,085	1,826	116	-	14,405
Provided during the year	12,534	16	2,157	410	183	-	15,300
Written off	-	-	(248)	-	-	-	(248)

As of December 31, 2008 and January 1, 2009	21,912	16	4,994	2,236	299	-	29,457
Provided during the year	12,869	3	2,612	301	381	-	16,166
Written off	-	(19)	-	-	(3)	-	(22)

As of December 31, 2009	34,781	-	7,606	2,537	677	-	45,601

Carrying amount:
As of December 31, 2008	264,075	167	19,944	1,356	1,102	-	286,644

As of December 31, 2009	251,206	-	18,369	1,177	1,826	-	272,578

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

As of December 31, 2009	36,802	-	2,691	172	268	-	39,933

The Group's buildings are situated in Mainland China and are held on land under medium term leases (lease with a term less than 50 years).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

As of December 31, 2009, certain of the Group's buildings with carrying amount of approximately RMB243,481,000  (2008: RMB104,434,000) were pledged to secure general banking facilities granted to the Group (Note 21).

13.	PREPAID LAND LEASE PAYMENTS

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Carrying amount at January 1	4,504	30,745	31,491	29,754
Additions	-	-	-	2,483
Recognised during the year	(110)	(752)	(746)	(746)

Carrying amount at December 31	4,394	29,993	30,745	31,491
Current portion included in prepayments, deposits and other receivables	(95)	(646)	(646)	(646)

Non-current portion	4,299	29,347	30,099	30,845

The Group's prepayment of land use rights premiums is for medium term land located in Mainland China.

As of December 31, 2009, land use rights with carrying amount of approximately RMB29,837,000,(2008: RMB11,924,000 2007:RMB5,830,00), respectively, were pledged to secure general banking facilities granted to the Group (Note 21).

XDLong China owned and occupied a parcel of land with an aggregate site area of approximately 38,784 square meters together with buildings on such land.  The buildings consist of the Group’s production facility, a research and development center, an office facility, staff quarters, and a recreation center and sports facility, with an aggregate gross floor area of approximately 99,024 square meters. The Group has obtained the land use rights certificate in relation to the land and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years from December 25, 2006.

XDLong Fujian owns a parcel of land located within the Group’s production complex in Jinjiang, which has an aggregate site area of approximately 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land was required to commence by February 28, 2006. However, XDLong Fujian did not commence construction by such date because the Group decided to construct its production facilities on another larger parcel of land owned by XDLong China. Currently, the Group has plans to construct additional production facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of the Group has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

13.	PREPAID LAND LEASE PAYMENTS (continued)

Management based its conclusion on the fact that the local government has been advised that the Group intends to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for the Group’s failure to commence construction.  Consistent with the objectives of the local government, the construction of the additional production facilities in the Jinjiang area will inject capital into the local economy and result in an expansion of the Group’s local workforce.    As of December 31, 2009, the carrying amounts of this piece of land were RMB5,584,000 (2008: RMB5,707,000 2007:RMB5,829,000).

14.	INVENTORIES

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Raw materials	1,768	12,071	4,273
Work in progress	182	1,243	5,327
Finished goods	6,249	42,652	76,460

	8,199	55,966	86,060

15.	TRADE RECEIVABLES

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Trade receivables	119,068	812,747	284,795
Impairment	-	-	-

	119,068	812,747	284,795

The Group's trading terms with its customers are mainly on credit. The credit period is generally for a period of two months to its customers.  Starting from 2009, the Group has extended the credit period up to four months to its customers as the duration of the renewal for distribution agreement has been extended for three years from one year.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

15.	TRADE RECEIVABLES (continued)

An aging analysis of the Group's trade receivables as of December 31, 2009, based on the invoice date, is as follows:

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Within 60 days	58,710	400,750	184,424
61 to 90 days	39,549	269,956	90,415
91 to 180 days	20,809	142,041	9,956
181 to 360 days	-	-	-

	119,068	812,747	284,795

Starting from 2009, the Group has extended the credit period up to four months to its customers as the duration of the renewal for distribution agreement has been extended for three years from one year.  An aging of trade receivables as December 31, 2009, that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past
	due nor	Less than	31 to	Over
	impaired	30 days	120 days	120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

December 31, 2008	184,424	90,415	9,956	-	100,371	284,795
December 31, 2009	808,631	4,116	-	-	4,116	812,747

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

December 31, 2009	118,465	603	-	-	603	119,068

Receivables that were neither past due nor impaired relate to customers with no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good repayment record with the Group.  Based on past experience, the directors of the Company are of the opinion that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

The carrying amounts of trade receivables approximate to their fair values .

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

16.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Prepaid advertising expenses	2,311	15,777	2,752
Prepaid expenses	371	2,532	1,268
Prepaid land-lease payments	95	646	646
Rental deposits	4	30	-
Other receivables	125	855	755

	2,906	19,840	5,421

The carrying amount of prepayments, deposits and other receivables approximate to their fair value.

None of the above assets is either past due or impaired.  The financial assets (Note 30) included in the above balances relate to receivables for which there was no recent history of default.

17.	PLEDGED DEPOSITS

The pledged deposits were used to secure the bills payables of the Group (Note 19).

18.	CASH AND BANK BALANCES

At the end of reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB205,209,000 (2008: RMB118,673,000).  RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and pledged bank deposits (Note 17) are deposited with creditworthy banks with no recent history of default. The carrying amounts of cash and bank balances approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

19.	TRADE AND BILLS PAYABLES

An aging analysis of the Group's trade and bills payables as of December 31, 2009, based on the invoice date, is as follows:

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Within 90 days	23,519	160,538	116,081
91 to 180 days	-	-	-
181 to 360 days	-	-	-
Over 360 days	-	-	-

Trade payables	23,519	160,538	116,081
Bills payables	5,127	35,000	11,500

Trade and bills payables	28,646	195,538	127,581

The trade payables are non-interest-bearing and are normally settled on 30- to 90-day terms.  Starting from 2009, the credit period has been extended up to four months by the suppliers.  The carrying amounts of trade and bills payables approximate to their fair values.

Bills payables as of December 31, 2009 and 2008 were secured by pledged bank deposits (Note 17) and certain personal and corporate guarantees (Note 21).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

20.	DEPOSITS RECEIVED, OTHER PAYABLES AND ACCRUALS

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Deposits received	2,051	14,000	11,500
Accrued liabilities	3,521	24,040	14,009
Accrued IPO expenses	486	3,313	16,435
Accrued interest on preferred shares	1,007	6,875	21,795
Value added tax payables	2,141	14,614	4,639

	9,206	62,842	68,378

Other payables and value added tax payables are non-interest-bearing and have an average term of three months.

The carrying amount of deposits received, other payables and accruals approximate to their fair value.

Deposits received primarily relate to deposits made by distributors in accordance with the distributorship agreements.  Each distributor must pay the Group a fixed sum of RMB500,000 as security for the performance of their obligations under the distributorship agreement.  The Group has the right not to refund the deposit to the distributors if they do not comply with the terms stipulated in the distributorship agreements.  The Group will refund the deposit to a distributor upon the expiration of the distributorship agreement should either party decides not to renew the agreement. During the term of the distribution agreement, the Group has the right to terminate the distribution agreement, at its sole discretion and at anytime, if the distributions cannot meet certain sales target and payment requirements.  Accordingly, management considers it more appropriate to classify the deposits from the Group’s distributors as a current liability.

21.	INTEREST-BEARING BANK BORROWINGS

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Current
Bank loans - secured and repayable within one year	8,497	58,000	20,000

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

21.	INTEREST-BEARING BANK BORROWINGS (continued)

	2009			2008
	Maturity date	RMB'000	Maturity date	RMB'000
Current

Bank loans - secured and repayable	May 31, 2010	10,000	Jun 14, 2009	20,000
	Jun 7, 2010	8,000
	Jun 17, 2010	6,000
	Jun 17, 2010	34,000

		58,000		20,000

The above bank loans were denominated in RMB. The bank loans bore fixed interest rates ranging from 5.310% to 6.372% per annum for the year (2008: 7.47% per annum).  Because of the short maturity, the carrying amounts of current bank loans approximate to their fair values.

The bank loans of RMB58,000,000 as of December 31, 2009 were secured by:

(i)	personal guarantee of RMB60,000,000 from Mr. Lin Shuipan (Note 11 (a)) and Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan; and
(ii)	mortgages over certain buildings and land use rights of the Group situated in Mainland China (Note 12 and 13).

The personal guarantees provided by Mr. Lin Shuipan and Ms. Chen will expire upon repayment of the respective bank loans by the Group in June 2010.

The bank loans and bills payables of RMB20,000,000 and RMB11,500,000 (Note 19), respectively,  as of December 31, 2008 were secured by:

(i)	personal guarantee of RMB60,000,000 from Mr. Lin Shuipan (Note 11 (b)) and Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan; and
(ii)	mortgages over certain buildings and land use rights of the Group situated in Mainland China (Notes 12 and 13).

22.	AMOUNT DUE TO A DIRECTOR

The balance is unsecured, interest-free and is due on demand. The carrying amount of this balance approximates to its fair value because of its short term.  The amount has been fully settled as of the report date.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

23.	PREFERRED SHARES

On March 28, 2008, Windrace, Mr. Lin Shuipan and Elevatech Limited (the "GS Investor") entered into a subscription agreement (the "Subscription Agreement") under which GS Investor agreed to subscribe for 2,500 preferred shares representing 2.5% of the total issued share capital of the Windrace after the issue and allotment of preferred shares under the Subscription Agreement (the "Subscription").  The consideration for the Subscription was HKD95.71 million (equivalent to RMB85,135,000).

On March 28, 2008, Mr. Lin Shuipan, RichWise International Investment Group Limited ("RichWise"), Mr. Shi Jinlei (the sole beneficial owner of RichWise), Windrace and GS Investor entered into a share purchase agreement (the "SPA") under which Mr. Lin Shuipan and RichWise agreed to transfer 2,000 and 3,500 preferred shares (the “sale shares”) representing 2.0% and 3.5%, respectively, of the issued share capital of Windrace as enlarged by the Subscription by GS Investor.  The consideration for the acquisition of the sale shares under the SPA amounting to HKD210.56 million (equivalent to RMB189,504,000), was made to Mr. Lin Shuipan and Richwise. Therefore, the amount was treated as a form of distribution to Mr. Lin Shuipan and Richwise and was charged to the stockholders’ equity by debiting “other reserve” account.

Pursuant to the SPA, Mr. Lin Shuipan and RichWise (collectively, the "Selling Parties") but not Windrace granted GS Investor certain rights for the adjustment of the total consideration and/or consideration per share upon the occurrence of certain adjustment events.

Pursuant to the Subscription Agreement and SPA, the preferred shares:

(i)	are convertible at the option of GS Investor into the ordinary shares of Windrace on an one-to-one basis (the "Conversion Ratio"), subject to the adjustment under the anti-dilution clause.

(ii)	will be converted automatically into ordinary shares of Windrace at the Conversion Ratio immediately upon the completion of the global offering of the Group; and

(iii)	are redeemable at the option of the GS Investor if one of the following events occurs:

(1)	any event has occurred giving rise to a right to terminate the Subscription Agreement and SPA; or

(2)
Windrace does not complete a public offering satisfying certain conditions in relation to the venue of listing, market capitalization of at least USD650 million or a deemed satisfaction with the market capitalization requirement by GS Investor and the percentage of public float prior to December 31, 2009.

GS Investor shall have the right to require Windrace to redeem any part or all of the preferred shares in cash for an amount equal to the consideration as stated in the Subscription Agreement.  In addition, pursuant to the SPA, upon the redemption of the preferred shares, the Selling Parties will make a payment to GS Investor in respect of the sum of the issue price for each preferred share, plus 12% of internal rate of return (“IRR”) from the initial issuance date until redemption date of the preferred shares.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

23.	PREFERRED SHARES (continued)

As the issuance currency of the preferred shares (HKD) is not the same as the functional currency of the Group (RMB), the ‘fixed for fixed’ requirement is violated, the fixed amount of the issuance currency of the preferred shares is distinguished and the conversion option for the classification of derivative component as equity is precluded.  The preferred shares are classified as financial liability under IAS 32 and are subject to IAS 39 for recognition and measurement.

Although it may be within Windrace’s control to determine whether the IPO should be attempted, market and regulatory forces will determine whether the attempt will be successful.  These forces are beyond the control of Windrace, therefore the redemption upon IPO event not occurring meets the definition of a contingent settlement event in accordance with paragraph 25 of IAS32 paragraph 25 and results in the PS being classified as a financial liability from inception.

The 12% IRR represents the market interest rate or covers the market interest rate. The carrying value of the preferred shares of RMB272,432,000 represents the fair value of the financial liability at the insurance date, at December 31, 2008 and subsequent periods, adjusted only for foreign exchange rate changes.

Per the Subscription Agreement and the SPA executed by Windrace, the GS Investor and the Selling Parties, upon redemption of the preferred share, the Selling Parties will make a payment to the GS Investor at 12% IRR on the preferred shares. Accordingly, the payment of the interest by the Selling Parties, who are also stockholders of Windrace, will be treated as a form of capital contribution . The monthly interest accrual of the 12% IRR is credited to other payable. During the year ended December 31, 2009, interest of RMB54,381,000 (2008: RMB21,795,000) has been credited to other payable.

A letter agreement and a redemption agreement were signed on May 8, 2009 and July 27, 2009, respectively, in which all of the outstanding preferred shares of Windrace will be redeemed simultaneously with the Acquisition (as defined in Note 1).

Pursuant to the letter agreement and the redemption agreement, all of the outstanding preferred shares of Windrace will be redeemed simultaneously with the Acquisition. As consideration for the redemption of the preferred shares, the sole preferred shareholder, Elevatech, will receive a promissory note from Windrace providing for (i) the payment of HKD306.2 million (RMB272.5 million) on the earlier of the fifth business day following the date of issue of the promissory note and October 31, 2009 and (ii) an additional payment of USD1.0 (RMB 6.9 million) million on June 30, 2010. Following the issuance of the promissory note, the original terms of the preferred shares will be superseded by the terms of the promissory note, and Windrace's due payment thereunder will represent a full settlement of its obligations under the preferred shares. However, if Windrace defaults on its payment obligations under the promissory note, Elevatech will have the option to convert the overdue amount into preference shares with the same terms as the preferred shares. Further, if the Acquisition is consummated on or prior to October 31, 2009, any preferred shares or preference shares issued and outstanding following the consummation of the Acquisition will be immediately redeemable under their original terms at the option of Elevatech.  Finally, if the Acquisition is not consummated by October 31, 2009, the letter agreement will have no further effect, and the preferred shares will remain outstanding under their original terms.

EXCEED COMPANY  LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

23.	PREFERRED SHARES (continued)

In addition, Mr. Lin Shuipan and RichWise agreed to enter into a guarantee in respect of the obligations of Windrace to pay USD1.0 million (RMB 6.9 million) and any interest at a rate of 8.25% per annum on the overdue principal amount under the promissory note issued by Windrace to the GS Investor. However, any obligation to pay under the guarantee only covers the portion of the amounts Windrace has defaulted. Moreover, any obligation to pay the unpaid portion of the USD1.0 million (RMB 6.9 million) under the guarantee will be several and not joint and will be allocated between Mr.Lin Shuipan and RichWise at the ratio of 0.5625 to 0.4375. Further any obligation to pay the unpaid interest under the guarantee will be limited to Mr. Lin Shuipan only. RichWise will not be obligated to pay the unpaid interest under the guarantee.

On October 23, 2009, the initial valuation of the preferred shares of HKD306.27 million (equivalent to RMB269,960,000) was fully repaid to the GS investors.

As the accrued interest of RMB41,060,000 has been waived, the amount was treated as a gain to Windrace and was charged to the the stockholders’ equity by crediting “other reserve” account.

Details of the net proceeds received from the issue of the preferred shares are analyzed as follows:

Preferred Shares	USD’000	RMB'000

Nominal value of the 8,000 Preferred Shares issued and
liability component at the issuance date	40,235	274,639
Exchange rate effect	(323)	(2,207)

Liability component as December 31, 2008	39,912	272,432

Redemption of preferred shares	(39,912)	(272,432)

Liability component as December 31, 2009	-	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

24.	SHAREHOLDERS’ EQUITY

Common Stock
On October 21, 2009, the Company acquired 100% equity interest of Windrace by issuing an aggregate of 17,008,633 new ordinary shares (the “Additional Shares”) to the Sellers.

Subject to an escrow agreement to be entered into among 2020, Windrace, the Company, the Sellers and the escrow agent and the Purchase Agreement, a portion of the Additional Shares will be held in escrow and released by installment subject to audited profit after tax of Exceed of USD38,067,350 in 2009, USD49,487,555 in 2010 and USD64,333,821.

If the Company achieves earnings of USD64,333,821 according to the 2011 audit, 2,212,789 additional new ordinary shares of Exceed shall be issued to the Sellers as earn-out shares.

On July 27, 2009, Windrace entered into an Investment Agreement (the “Investment Agreement”) and an escrow agreement (the “Escrow Agreement”) with Wisetech Holdings Limited (“Wisetech”), Windtech Holdings Limited (“Windtech” and, collectively with Wisetech, the “Investors”) and Mr. Lin Shuipan, and as amended by a supplemental agreement dated on November 30, 2009, the Investors invested an aggregate of USD30,000,000 in Windrace in two installments.   Upon the completion of the Business Combination, the Company issued 3,627,968 new ordinary shares to the Investors (equal to $27,500,000 divided by $7.58 per share.  On November 30, 2009, the Company issued 329,816 new ordinary shares to the Investors (equal to $2,500,000 divided by $7.58 per share).

Issued preferred shares
The preferred shares are presented as current liabilities in the consolidated statements of financial position and the related movement is set out in Note 23 of the financial statements.

Common stock warrants
2020 issued common stock warrants in November 2007 as part of its initial public offering.  Each warrant entitled the holder to purchase from 2020 one share of common stock at an exercise price of USD5.25 commencing on the later of (i) November 8, 2008 or (ii) the completion of the Business Combination with a target business, and expires on November 8, 2011.  The warrants would be redeemable, at a price of USD0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock was at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

At of December 31, 2009, the Company had 10,890,000 warrants outstanding (2008: 10,890,000). The common stock warrants remains as equity instrument according to IAS 32 paragraph 22.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

24.	SHAREHOLDERS’ EQUITY (continued)

Unit Purchase Option
In November 2007, a unit purchase option (“UPO”) was issued to Morgan Joseph & Co. Inc. (“Morgan Joseph”) for USD100 by 2020, as partial consideration for Morgan Joseph’s services as underwriter of the initial public offering of 2020.  The UPO comprises an option to purchase up to an aggregate of 550,000 units of the Company, with each unit consisting of one share of the Company’s common stock and one warrant to purchase a share of common stock of Company.

On December 8, 2009, the Company has completed the purchase of the UPO from Morgan Joseph for cash consideration of USD2,500,000.  The UPO has been retired and cancelled.

The Company paid the cash consideration to Morgan Joseph out of the proceeds of a subscription in the aggregate amount of US $2,500,000 by the Investors for shares of the Company’s common stock. The subscription was completed on November 30, 2009 as the final investment (as stated in Note 24 – Common Stock).

Reserves
The amounts of the Group's reserves and the movements therein for the current and prior years 2009 are presented in the consolidated statements of changes in equity.  In accordance with the relevant regulations applicable in the PRC, subsidiaries established in the PRC are required to transfer a certain percentage of their statutory annual profits after tax (after offsetting any prior years’ losses), if any, to the statutory surplus fund until the balance of the fund reaches 50% of their respective registered capital. Subject to certain restrictions as set out in the relevant PRC regulations, the statutory surplus fund may be used to offset against accumulated losses of the respective PRC subsidiaries. The amount of the transfer is subject to the approval of the board of directors of the respective PRC subsidiaries.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

25.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	December 31
	2009	2009	2008		2007
	USD'000	RMB'000	RMB'000		RMB'000

Earnings
Earnings for the purposes of basic earnings per share	36,335	248,019	168,528		134,785
Effect of dilutive potential ordinary shares
Interest on preferred shares	3,859	26,338	-		-

Earnings for the purposes of diluted earnings per share	40,194	274,357	168,528		134,785

Number of shares
Weighted average number of ordinary shares for the
purposes of basic earnings per share	19,559,498	19,559,498	17,008,633		17,008,633
Effect of dilutive potential ordinary shares
Preferred shares	3,335,426	3,335,426	-		-

Weighted average number of ordinary shares for the
purposes of diluted earnings per share	22,894,924	22,894,924	17,008,633		17,008,633

Earnings per share
Basic	USD1.86	RMB12.68	RMB9.91		RMB7.93
Diluted	USD1.76	RMB11.98	RMB9.91	*	RMB7.93

*	The effect of interest on preferred shares was not included for the computation of diluted earnings per share for 2008 as the inclusion would be anti-dilutive.

The weighted average numbers of shares outstanding during 2008 have been restated to reflect the recapitalization on October 21, 2009.

The effect of earn-out shares that have yet to be earned (as described in Note 24 – Common Stock) have not been considered in the diluted earnings per share calculation since the shares are contingently issuable.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

26.	INTERESTS IN JOINTLY-CONTROLLED ENTITY

	2009	2009	2008
	USD'000	RMB'000	RMB'000

As of January 1	-	-	-
Unlisted investments , at cost	-	1	-
Share of loss	(2)	(16)	-
Loans to jointly-controlled entity	2	15	-

As of December 31	-	-	-

The loans to the jointly-controlled entity is unsecured, interest-free and have no fixed terms of repayment.  The loans to jointly-controlled entity of RMB16,000 represent in substance part of the investments in jointly-controlled entity as they are unlikely to be repaid in the foreseeable future, a full provision of RMB16,000 was provided for impairment loss.  Particulars of the jointly-controlled entity is as follows:

	Particulars	Place and	Percentage of
	of issued	date of	Ownership	Voting	Profit	Principal
Name	shares held	incorporation	interest	power	sharing	activities

Exceed Brand	Registered	British Virgin Islands	50	50	50	Dormant
Management	capital of	Dec 3, 2009				company
(BVI) Limited	USD1 each

The above investment in jointly-controlled entity is indirectly held by the Company.

The following table illustrates the summarized financial information of the Group's jointly-controlled entity:

	2009	2009	2008
	USD'000	RMB'000	RMB'000
Share of the jointly-controlled entity' assets and liabilities:

Current assets	-	-	-
Non-current assets	-	-	-
Current liabilities	(1)	(4)	-
Non-current liabilities	-	-	-

Net liabilities	(1)	(4)	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

26.	INTERESTS IN JOINTLY-CONTROLLED ENTITY (continued)

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Share of the jointly-controlled entity' results:

Revenue	-	-	-
Other income	-	-	-

	-	-	-
Total expenses	(1)	(5)	-
Tax	-	-	-

Loss after tax	(1)	(5)	-

27.	CONTINGENT LIABILITIES

At the end of reporting period, the Group are not aware of any significant contingent liabilities (2008: Nil).

28.	OPERATING LEASE ARRANGEMENTS

The Group leases certain of its production facilities and office premises under operating lease arrangements.  Leases for these properties are negotiated for terms ranging from 1 to 2 years.

As of the end of reporting period, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	December 31
	2009	2009	2008
	USD'000	RMB'000	RMB'000

Within one year	25	173	704
In the second to fifth years, inclusive	2	15	274

	27	188	978

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

29.	COMMITMENTS

(a)	Capital commitments

At the end of reporting period, the Group are not aware of any significant capital commitments (2008: Nil).

(b)	Other commitments

As of December 31, 2009, total commitments under these arrangements were as follows:

	December 31
	2009	2009	2008
	USD'000	RMB'000	RMB'000

Advertising and promotional expenses
2009	-	-	21,900
2010	3,555	24,267	-
	3,555	24,267	21,900

Research and development (Note)
2009	-	-	500
2010	73	500	500
	73	500	1,000

	3,628	24,767	22,900

Note:
Under the agreement with the China Institute of Sport Science, the Group has committed to pay predetermined annual fees of RMB500,000 to the China Institute of Sport Science for each of the years in the period from October 2006 to October 2011 for their assistance with the research and development of technology for its sports footwear and apparel, and the promotion of the technology content of its products.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

30.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of reporting period are as follows:

Financial assets – Loans and receivables

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Trade receivable	119,068	812,747	284,795
Other receivables	1	6	6
Pledged deposits	2,198	15,000	2,300
Cash and cash equivalents	38,413	262,204	120,068

	159,680	1,089,957	407,169

Financial liabilities
	At amortised cost
	2009	2009	2008
	USD'000	RMB'000	RMB'000

Trade and bills payables	28,646	195,538	127,581
Other payables	6,116	41,745	58,227
Due to a director	247	1,687	890
Preferred shares	-	-	272,432
Interest-bearing bank borrowings	8,497	58,000	20,000

	43,506	296,970	479,130

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank borrowings and cash and bank balances.  The main purpose of these financial instruments is to fund the Group's operations.  The Group has various financial assets and liabilities such as trade receivables and trade and bills payables, which arise directly from its operations.

It is, and has been, throughout the reporting periods, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk, interest rate risk, commodity price risk and liquidity risk.  The board of directors reviews and agrees policies for managing each of these risks and they are summarized below:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Foreign currency risk

The Group mainly operates in Mainland China with most of the transactions settled in RMB.  The Group's assets and liabilities, and transactions arising from its operations are mainly denominated in RMB.  The Group has not used any forward contract or currency borrowing to hedge its exposure as foreign currency risk is considered minimal.

Credit risk

The Group trades only with recognized and creditworthy customers.  It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral.

The credit risk of the Group's other financial assets, which comprise deposits, other receivables, pledged bank deposits and cash and bank balances, arises from potential default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the overall industry in which customers operate also has an influence on credit risk but to a lesser extent. As of December 31, 2009, the Group had 22 distributors as customers. (2008: 22 distributors) At the end of reporting period, the Group is exposed to certain credit risks as 48.10%  (2008: 41.55%) of the total trade and other receivables were due from the Group’s five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset. The Group does not provide any guarantees which would expose the Group or the Company to credit risk.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 15.

Interest rate risk

The Group does not have any significant exposure to risk of changes in market interest rates as the Group's debt obligations were all with fixed interest rates.

Commodity price risk

The major raw materials used in the production of the Group's products included rubber and plastics.  The Group is exposed to fluctuation in the prices of these raw materials which are influenced by global as well as regional supply and demand conditions.  Fluctuations in the prices of raw materials could adversely affect the Group's financial performance.  The Group historically has not entered into any commodity derivative instruments to hedge the potential commodity price changes.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Liquidity risk

The Group monitors risk of a shortage of funds by considering the maturity of both its financial assets and projected cash flows from operations.  The Group's objective is to maintain a balance between continuity of funding and flexibility through use of bank borrowings and other borrowings to meet its working capital requirements.

The table below summarizes the maturity profile of the Group's financial liabilities as of the end of reporting period based on contractual undiscounted cash flow.

December 31, 2009		Less than	3 to 12
	On demand	3 months	months	Total		Carrying amount
	RMB'000	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	USD'000

Interest-bearing bank borrowings	-	-	59,544	59,544	8,723	58,000	8,497
Other financial liabilities	15,687	20,870	6,875	43,432	6,363	43,432	6,363
Trade and bills payables	-	195,538	-	195,538	28,646	195,538	28,646

	15,687	216,408	66,419	298,514	43,732	296,367	43,506

		Less than	3 to 12		Carrying
December 31, 2008	On demand	3 months	months	Total	amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Interest-bearing bank borrowings	-		20,685	20,685	20,000
Preferred shares	-		272,432	272,432	272,432
Other financial liabilities	34,184	24,933	-	59,117	59,117
Trade and bills payables	-	127,581	-	127,581	127,581

	34,184	152,514	293,117	479,815	479,130

EXCEED COMPANY LTD.AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

31.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratio in order to support its business. The Group manages its capital structure and makes adjustment to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares. No changes were made in the objectives or policies during the reporting periods.

The Group monitors capital on the basis of debt-to-adjusted capital ratio, which is calculated as the net debt divided by adjusted capital. The debt-to-adjusted capital ratios as of the end of reporting period were as follows:

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Interest-bearing bank borrowings	8,497	58,000	20,000
Trade and bills payables	28,647	195,538	127,581
Less: Cash and bank balances	(38,413)	(262,204)	(120,068)
Pledged deposits	(2,198)	(15,000)	(2,300)

Net debt/(cash)	(3,467)	(23,666)	25,213

Total equity	168,246	1,148,432	325,838
Add: Amount due to a director	247	1,687	890

Adjusted capital	168,493	1,150,119	326,728

Debt/(cash)-to-adjusted capital ratio	N/A	N/A	0.08

32.	POST BALANCE SHEET EVENTS

Management determined and concluded that other than those events disclosed in this note and elsewhere in this report, no other significant events took place subsequent to April 7, 2010.

33.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on April 7, 2010.

