Form 20-F/A
period 2009-12-31
Exceed Co Ltd.
filed 2010-08-23
CIK 1396016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
1 Harbour View Street, Central, Hong Kong.
T: +852 3669 8105
(Address of principal executive office)
 (Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Ordinary shares of par value US$0.0001 per share	The NASDAQ Global Market
Warrants	The NASDAQ Global Market
Units consisting of one ordinary share and one warrant	The NASDAQ Global Market

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
☐ Yes  ☑ No

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F to reflect a restatement of our consolidated financial statements for the year ended December 31, 2007, 2008 and 2009. During the preparation of the June 30, 2010 interim consolidated financial statements, we determined that the number of shares outstanding following the business combination was incorrectly computed, resulting in an error in the basic and diluted earnings per share contained in our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009. The restatement resulted in an increase in the basic earnings per share from RMB7.93 to RMB23.48 for the year ended December 31, 2007, RMB9.91 to RMB29.35 for the year ended December 31, 2008 and RMB12.68 to RMB29.91 for the year ended December 31, 2009 and an increase in the diluted earnings per share from RMB7.93 to RMB23.48 for the year ended December 31, 2007, RMB9.91 to RMB27.71 for the year ended December 31, 2008 and RMB11.98 to RMB21.56 for the year ended December 31, 2009. In addition, the amount of shares reported as outstanding were reduced by the amount of the escrow shares that had not been released. These changes do not impact any other income statement or balance sheet items.

The error related to our interpretation of “contingently issuable shares” under IAS33. In our original interpretation, we considered all contingently issuable shares as outstanding for all periods presented in the calculation of basic and diluted earnings per share. Under the correct interpretation, basic earnings per share should include only the number of contingently issuable shares of which all necessary conditions for their release were satisfied as of the end of the financial period, and diluted earnings per share should include only the number of contingently issuable shares that would be issuable from the date of the Acquisition and Redomestication if the conditions were satisfied as of the reporting period.

The restated calculation of basic earnings per share for the year ended December 31, 2009 does not include shares held in escrow that are subject to profit targets for the years ending December 31, 2010 and 2011. In accordance with IAS 33, escrow shares in relation to 2009 profit are effectively excluded in the calculation of basic earnings per share as the target was not met until the end of the day on December 31, 2009. The restated calculation of diluted earnings per share for the year ended December 31, 2009 includes 2009 escrow shares that are considered issued from the date of the Acquisition and Redomestication as if the conditions were satisfied for the period. There were no contingently issuable shares included in both of the restated basic and diluted earnings per share for the years ended December 31, 2007 and 2008 as the Acquisition and Redomestication was completed on October 21, 2009.

As a result of the above, we are re-filing our annual report on Form 20-F for the year ended December 31, 2009 to reflect our restated consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.  The restated consolidated financial statements will be available on EDGAR, as part of an amendment to our annual report on Form 20-F for the year ended December 31, 2009, at www.sec.gov/edgar.shtml. Upon request, we will provide a hard copy of our restated audited consolidated financial statements free of charge.

In addition to the restated consolidated financial statements, which begin on page F-1 hereof, we have also revised Item 3, including the basic and diluted earnings per share for the years ended December 31, 2005 and 2006 in order to reflect the effects of this restatement, Item 15, Item 18 and Item 19. Except with respect to these matters, this amended report does not reflect events occurring after the filing of the original Form 20-F on April 7, 2010. The filing of this Form 20-F/A shall not be deemed an admission that the original Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

CONVENTIONS WHICH APPLY TO THIS FORM

Except where the context otherwise requires and for purposes of this form only:

☐
“Acquisition” refers to the purchase by 2020 Chinacap Acquirco, Inc., or 2020, and Exceed of all the issued and outstanding ordinary shares of Windrace pursuant to as sales and purchase agreement dated May 8, 2009;

☐	“business combination” refers to the completion of the Acquisition effective on October 21, 2009;

☐	“China” or “PRC” refers to the People’s Republic of China;

☐	“Elevatech” refers to Elevatech Limited;

☐	“Exceed” refers to Exceed Company Ltd.;

☐	“Exceed Brand Management (BVI)” refers to Exceed Brand Management (BVI) Co. Ltd.;

☐	“Exceed Brand Management (HK)” refers to Exceed Brand Management (Hong Kong) Company Limited;

☐	“IFRS” refers to International Financial Reporting Standards;

☐	“RichWise” refers to RichWise International Investment Group Limited;

☐	“we”, “us”, “our company” and “our” refer to Windrace and its consolidated subsidiaries prior to the Acquisition and Exceed and its consolidated subsidiaries following the Acquisition;

☐	“Windrace” refers to Windrace International Company Limited;

☐	“XDLong China” refers to Xidelong (China) Co. Ltd.;

☐	“XDLong Fujian” refers to Fujian Xidelong Sports Goods Co., Ltd.;

☐	“XDLong HK” refers to Hei Dai Lung Group Company Limited; and

☐	“XDLong Investment” refers to Windrace Investment Holding Limited.

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

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
	RMB	RMB	RMB	RMB	RMB	US$ (1)
Consolidated Statements of Operations and Comprehensive Income Data
Revenues	301,554	687,569	1,296,402	1,820,282	2,077,958	304,423
Cost of sales	(241,242)	(511,068)	(959,526)	(1,323,262)	(1,464,856)	(214,603)
Gross profit	60,312	176,501	336,876	497,020	613,102	89,820
Other income and gains	214	235	889	1,188	5,855	858
Selling and distribution costs	(34,520)	(76,560)	(137,077)	(225,752)	(268,123)	(39,280)
Administrative expenses	(6,208)	(15,541)	(29,984)	(29,205)	(44,509)	(6,521)
Aborted IPO expenses	―	―	―	(31,382)	―	―
Research and development expenses	(2,009)	(5,489)	(12,784)	(17,649)	(24,953)	(3,656)
Finance costs	(1,315)	(1,332)	(1,352)	(23,511)	(29,566)	(4,332)
Share of loss in jointly-controlled entity	―	―	―	―	(16)	(2)
Profit before tax	16,474	77,814	156,568	170,709	251,790	36,887
Tax	(1,990)	(9,974)	(21,783)	(2,181)	(3,771)	(552)
Profit for the year	14,484	67,840	134,785	168,528	248,019	36,335
Earnings per share (2)
Basic	2.52	11.82	23.48	29.35	29.91	4.38
Diluted	2.52	11.82	23.48	27.71	21.56	3.16

	As December 31,
	2005	2006	2007	2008	2009
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$ (1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	5,469	14,714	67,725	120,068	262,204	38,413
Working capital (3)	11,666	(43,158)	(403)	9,095	846,507	124,014
Total assets	112,995	302,184	597,011	815,387	1,467,785	215,031
Total liabilities	85,288	206,173	281,784	489,549	319,353	46,785
Total stockholders’ equity	27,707	96,011	315,227	325,838	1,148,432	168,246

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009.

(2)	Calculated on the basis of the business combination completed on October 21, 2009. See note 25 of our consolidated financial statements included elsewhere in this form.
(3)	Working capital represents total current assets less total current liabilities.

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

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate (1)
	Average (2)	High	Low	Period End
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8087
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8300	6.8438	6.8180	6.8259

	Renminbi per U.S. Dollar Exchange Rate
	High	Low
December 2009	6.8299	6.8244
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010 (through April 2)	6.8263	6.8255

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

We distribute our products mainly through the Xidelong retail stores, which offer our products exclusively and do not carry other brands’ products. Our 22 distributors own and operate all Xidelong retail stores. They operate some of the Xidelong retail stores directly and delegate operation of the remaining stores to third parties. We have limited control over the Xidelong retail stores operated by our distributors and authorized third party retail store operators. We have contractual relationships only with our distributors and not with authorized third party retail store operators. There can be no assurance that these current distribution arrangements provide us with sufficient control to ensure the Xidelong retail stores sell our products on an exclusive basis or to prevent our Xidelong brand from being associated with any negative image relating to quality or customer service. Such association could damage our brand image and reputation and could have a material adverse effect on our business, results of operations and financial condition. Further, if distributors experience financial difficulties, they may unilaterally attempt to liquidate their inventory build-up through discounts at their Xidelong retail stores without our approval, which may damage the image and the value of our “ “ (Xidelong) brand.

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

Fluctuations in our sales may also result from a number of other factors including:

☐	the timing of our competitors’ launch of new products;

☐	the timing of international and domestic sports events;

☐	consumer acceptance of our new and existing products;

☐	changes in the overall sportswear industry growth rates;

☐	economic and demographic conditions that affect consumer spending and retail sales;

☐	the mix of products ordered by our distributors;

☐	the timing of the placement and delivery of distributor orders; and

☐	variation in the expenditure necessary to support our business.

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

The economy of the PRC differs from the economies of most developed countries in a number of respects, including:

☐	its structure;

☐	level of government involvement;

☐	level of development;

☐	level of capital reinvestment;

☐	control of capital reinvestment;

☐	control of foreign exchange; and

☐	allocation of resources.

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

 The trading price of our ordinary shares may be subject to fluctuations. During the period from October 13, 2009, the first day on which our ordinary shares were listed on the NASDAQ Capital Market, until April 6, 2010, the trading prices of our ordinary shares ranged from $7.85 to $13.69 per ordinary shares and the closing sale price on April 6, 2010 was $9.78 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to fluctuations in response to factors including the following:

☐            regulatory developments in our target markets affecting us, our customers or our competitors;

☐            actual or anticipated fluctuations in our quarterly operating results;

☐	changes in financial estimates by securities research analysts;

☐	changes in the economic performance or market valuations of other sportswear companies;

☐	additions or departures of our directors, executive officers and key research personnel; and

☐	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares.

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

 Our principal executive offices are located at Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. Our telephone number is (852) 3669 8105 .

B.      BUSINESS OVERVIEW

We design, develop and wholesale footwear, apparel and accessories under the “ “ (Xidelong) brand name and the “ “ logo. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 53.0%, 45.7% and 1.3% of our total revenue for the year ended December 31, 2009, respectively. Our primary footwear is running footwear, which represented 14.1% of our total revenue for the year ended December 31, 2009, the market for which has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

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

We place great emphasis on the comfort and functionality of our products. We tailor our sports and leisure footwear, especially running footwear, to the needs of PRC consumers. The China Institute of Sport Science, General Administration of Sport of China, the research center established by the General Administration of Sport of China engaging in research in the field of sport science, works with us exclusively in its research and development efforts in China. Under the agreement with the China Institute of Sport Science, we pay an annual fee to the China Institute of Sport Science for their assistance in the research and development of technologies for our sports footwear and apparel and their promotion of the technology content of our products. Further, we have the exclusive right to use the endorsement “ The Strategic Partner of the China Institute of Sport Science ” on our products and the first right of refusal to use the know-how developed through our collaboration with the China Institute of Sport Science. As the exclusive partner of the China Institute of Sport Science, we allow the China Institute of Sport Science to use our research and development facilities in Jinjiang. We believe that combined with our existing strengths and market position, footwear, especially running footwear, present the largest growth potential in the sports and leisure footwear sector in China. Our commitment to the comfort and quality of its footwear for each individual is represented by promotional slogans such as “ The Foot Knows Comfort, ” “ Run Freely ” and “ Respect Yourself. ”

We manufacture our products through a combination of internal and external production. Our production facility has a gross floor area of approximately 66,102 square meters and houses nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During the years ended December 31, 2007, 2008 and 2009, we manufactured some footwear at our own production facility and outsourced the remaining footwear, generally with a lower technology content, and all of our apparel and accessories to third party contract manufacturers. As of December 31, 2009, we had three subcontractors for footwear, 19 subcontractors for apparel and four subcontractors for accessories.

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

Brand and Products

Xidelong brand

We market our products under the Xidelong ( ) brand name and the “ “ logo. We use the Chinese promotional slogan “Respect Yourself” to market our products, which is designed to symbolize our emphasis on individualism.

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
•Tennis
•Outdoor

The table below sets forth our sales volume and revenue by product type:

	Year ended December 31,
	2007			2008			2009
	Sales volume	Revenue	Percentage of total revenue	Sales volume	Revenue	Percentage of total revenue	Sales volume	Revenue	Percentage of total revenue
	(units in thousands)	(RMB in thousands)		(units in thousands)	(RMB in thousands)		(units in thousands)	(RMB in thousands)
Running	5,496	364,741	28.1%	5,892	425,627	23.4%	4,382	293,174	14.1%
Leisure	2,369	131,462	10.2%	3,405	218,769	12.0%	4,147	274,370	13.2%
Basketball	1,151	99,652	7.7%	787	71,337	3.9%	955	88,666	4.2%
Skateboarding	1,229	74,887	5.8%	2,403	155,796	8.6%	3,962	262,893	12.7%
Canvas	79	3,035	0.2%	616	27,373	1.5%	313	12,864	0.6%
Tennis	-	-	-	137	11,572	0.6%	1,403	104,083	5.0%
Outdoor	-	-	-	124	10,708	0.6%	854	66,229	3.2%
Beach	-	-	-	47	1,879	0.1%	―	―	―
Footwear subtotal	10,324	673,777	52.0%	13,411	923,061	50.7%	16,016	1,102,279	53.0%
Apparel (1)	13,158	598,122	46.1%	16,824	857,203	47.1%	17,691	948,738	45.7%
Accessories (2)	―	24,503	1.9%	-	40,018	2.2%	1,861	26,941	1.3%
Total	23,482	1,296,402	100.0%	30,235	1,820,282	100.0%	35,568	2,077,958	100.0%

Notes:

(1)	We do not record apparel sales based on categories.

(2)	We did not keep sales volume records for accessories during 2007, 2008 and 2009 as volume information for accessories was not material to our overall operations.

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

We do not have any information relating to the sales of our products by the distributors and the authorized third party retail store operators. After we sell our products to the distributors, the products become part of the inventories of the distributors, over which we have no control. We require our distributors to provide us with inventory reports that give us information on their inventory levels. Prior to 2008, our distributors submitted quarterly inventory reports to us. Since 2008, we have required the distributors to submit the inventory reports on a monthly basis. We monitor and verify the accuracy of the distributors’ inventory reports in the following manner:

☐	we agree with distributors on the date for stocktaking;

☐	on the date scheduled for stocktaking, distributors record the inventory levels of Xidelong products at their warehouses and the Xidelong retail stores which they operate directly;

☐	distributors then compare their records on the opening balance of stocks after the last stocktaking against the results of the stocktaking, and prepare inventory reports;

☐
distributors submit the inventory reports to us and our sales representatives then make arrangements with the distributors to carry out on-site stocktaking inspections based on the distributors’ inventory reports; and

☐
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

The following chart illustrates the structure of the sales network for our products:

The following map shows the geographical distribution of our distributors’ network of 3,694 Xidelong retail stores across the PRC as of December 31, 2009:

As of December 31, 2009, our 22 distributors established 3,694 Xidelong retail stores. The table below sets forth the number of the distributors and the Xidelong retail stores by sales regions:

	As of December 31,
	2007		2008		2009
	No. of Distributors	No. of Retail stores (1)	No. of Distributors	No. of Retail stores (1)	No. of Distributors	No. of Retail stores (1)
Northern Region	4	169	4	327	4	411
Northeastern Region	3	243	2	336	2	359
Northwestern Region	3	409	3	498	3	515
Eastern Region	3	453	3	586	4	678
Southern Region	3	267	4	373	3	438
Southwestern Region	6	978	6	1,157	6	1,293
Total	22	2,519	22	3,277	22	3,694

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

Selection of distributors

We select distributors based on a range of criteria that we considers important for the operation of the Xidelong distribution sales network of sportswear retail stores. We do not require our distributors to have any minimum number of years of relevant experience. We assess the suitability of a candidate to be a distributor based on, but not limited to, the following:

☐	its relevant experience in the management and operation of sportswear retail stores;

☐	its creditworthiness;

☐	its ability to develop and operate a network of retail stores in its designated sales region;

☐	its ability to meet our sales targets; and

☐	the suitability of its store location and size.

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

Distributorship agreements

The common principal terms of the distributorship agreements are as follows:

☐	Distribution exclusivity — the distributorship agreements allow our distributors to sell our products under the Xidelong brand on an exclusive basis.

☐	Geographic exclusivity — distributors must sell our products under the Xidelong brand within a defined geographical area.

☐	Product exclusivity — distributors must sell our products exclusively at the Xidelong retail stores.

☐	Security deposit — distributors must pay us a fixed sum as security for the performance of their obligations under the agreement.

☐
Sale price — distributors pay a wholesale price for our products, which represents a discount to the suggested retail price of our products. Different discount rates apply to footwear, apparel and accessories.

☐
Payment and credit terms — we set payment and credit terms on a case-by-case basis with each distributor. Starting from 2009, we extended credit terms granted to our distributors from two months to four months.

☐	Sales target — we have the right to terminate the agreement if a distributor fails to meet sales targets for two consecutive years.

☐
Training — we provide training to employees of the distributors on a periodic basis. Our training includes knowledge of our products, marketing skills, product display, window display and operation management. Distributors pay for all costs associated with such training.

☐	Support — we provide our distributors with free promotional material such as newspaper advertisements, product descriptions and video of our advertisements.

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

Payments for our products

We give our distributors an invoice of the contract price payable at the time the products are delivered. At the same time, we recognize revenue from the sales. See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue recognition.”

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

Management of distributors and retail stores

We collect, review and analyze data on the performance of our distributors. We monitor the distributors’ performance in the following manner:

☐	We agree with the distributors on sales target figures, which vary on a case-by-case basis depending on a distributor’s historical sales figures and prevailing market conditions;

☐
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

☐
We appoint one to three regional managers for every province where our distributors operate. These regional managers carry out monthly on-site inspections of the Xidelong retail stores and prepare reports on such inspections. This enables us to identify and inform distributors of any non-performing Xidelong retail stores; and

☐
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

☐
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

☐
Beginning in 2008, we implemented a policy requiring our sales representatives to conduct monthly on-site inspections of at least 20 retail stores in order to monitor more effectively the distributors’ and authorized third party retail store operators’ compliance with our operational and retail guidelines, policy and procedures, including whether our uniform retail prices are enforced;

☐	We require our distributors to provide records of their sales and promotional activities; and

☐	We provide training to the staff of our distributors and retailers to ensure that they are able to follow sales and promotional guidelines and policies effectively.

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

Pricing

We determine the prices of our products based on a variety of factors, including the costs of raw materials and production, market conditions (including the spending power of consumers) and the prices of competitors’ products. The prices of our products increased relatively steadily in 2007, 2008 and 2009 due to increasing awareness of our brand name, product quality and research and development. We believe that could increase our prices without losing market shares despite fierce competition. See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations and Financial Condition — The effect of the recent economic downturns on us.”

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

Our principal executive offices are located at Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong .

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

Overview

 We design, develop and wholesale footwear, apparel and accessories under the “ “ (Xidelong) brand name and the “ “ trademark in China. Since we began our operations in January 2002, we have experienced significant growth in second and third tier cities in China. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 53.0%, 45.7% and 1.3% of our total revenue for the year ended December 31, 2009, respectively, the market for which has been rapidly growing in China recently due to an increasing demand for lifestyle and leisure products and what we believe is a heightened interest in health consciousness among Chinese customers.

We place great emphasis on the comfort and functionality of our products. In particular, we focus our research and development efforts on designing sports and leisure footwear, especially running footwear, tailored to the needs of PRC consumers. The China Institute of Sport Science, which is the research center established by the General Administration of Sport of China and China’s first government agency engaging in research in the field of sport science, selected us exclusively to collaborate on research and development efforts in China. Under our agreement with the China Institute of Sport Science, we are required to pay an annual fee to the China Institute of Sport Science for its assistance with the research and development of technology for our sports footwear and apparel and the promotion of the technology content of our products. In addition, we have the exclusive right to use the endorsement “ The Strategic Partner of the China Institute of Sport Science ” on our products and the first right to use the expertise developed through our activities with the China Institute of Sport Science. As the exclusive partner of the China Institute of Sport Science, we allow the China Institute of Sport Science to use our research and development center in Jinjiang. Our commitment to the comfort and quality of our footwear for each individual is represented by slogans in our promotional campaigns such as “ The Foot Knows Comfort, ” “ Run Freely ” and “ Respect Yourself .”

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

W e manufacture our products through a combination of internal and external production. Our production facility has a gross floor area of approximately 66,102 square meters and houses nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During the year ended December 31, 2009, we outsourced a portion of our footwear production to three contract manufacturers, and all of our apparel and accessories production to more than 20 contract manufacturers. The percentages of the production of our footwear that we outsourced to our contract manufacturers in terms of sales volume increased from 37.1% in 2007 to 47.8% in 2008 but decreased to 43.7% in 2009. The percentages of footwear production that we outsourced to our contract manufacturers decreased in 2009 because we increased production of our footwear products in-house due to increased production capacity and decreased purchases from contract manufacturers. Increased in-house production gives us more control over footwear production and allows us to save costs.

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

Competitive advantage

We focus primarily on second and third tier cities in China, particularly in the Southwestern Region, Northeastern Region and Northwestern Region of China, characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. We believe that we will be able to leverage our leading market position, brand recognition and product portfolio, extensive retail distribution network, experienced management and product designs in the PRC to maintain our competitive advantage. For risks relating to competition in the sportswear manufacturing industry in China, see “ Risk Factors — Risks Relating to the Industry in Which We Operate — Our products face intense competition .”

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

Our fixed costs primarily include:

☐	Manufacturing overhead: Manufacturing overhead related to rental expense.

☐	Depreciation: Depreciation relates to depreciation expenses arising from our production facilities.

☐	Indirect labor costs: Indirect labor costs consist primarily of salaries, social insurance and benefit expenses for our production supervisors.

Our variable costs primarily include:

☐
Purchase of raw materials: Purchases of raw materials consist primarily of purchases of natural and synthetic leather, nylon, canvas, rubber, plastics and product parts that we use to manufacture our footwear.

☐	Purchase of finished goods: Purchases of finished goods are the purchases of finished products that we outsource to contract manufacturers.

☐
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

Results of Operations

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue. Revenue increased 14.2% from RMB1,820.3 million in the year ended December 31, 2008 to RMB2,078.0 million in the year ended December 31, 2009 primarily due to the following:

☐
Increase in sales volumes : The increase in sales volumes contributed to a revenue growth by RMB169.0 million. The increase was primarily attributable to the overall economic growth in China, increased demand for our products at the existing Xidelong retail stores, openings of new Xidelong retails stores, an increase in the variety of apparel products and an increase in the average size of the Xidelong retail stores with larger display areas for accessories. The deliveries of footwear increased from 13.4 million pairs in 2008 to 16.0 million pairs in 2009. The sales volume of apparel increased from 16.8 million units in 2008 to 17.7 million units in 2009.

☐
Increase in the number of retail stores : The number of Xidelong retail stores increased from 3,277 as of December 31, 2008 to 3,694 as of December 31, 2009, leading to a contribution of revenue growth by RMB18.7 million.

☐
Increase in average selling prices : As a result of increased consumer recognition of the Xidelong brand resulting from marketing and brand promotion efforts over the years, the average selling prices of all product types increased. In particular, apparel experienced an increase in average selling prices by 5.3%, while the average selling price of footwear remained unchanged, leading to a contribution to revenue growth by RMB70.0 million.

The increase in revenue from 2008 to 2009 was partially offset by the decrease in revenue from accessories by RMB13.1 million as we focused our promotional efforts on our other key products.

Cost of sales . Cost of sales increased 10.7% from RMB1,323.3 million in 2008 to RMB1,464.9 million in 2009. The increase in cost of sales was primarily due to increased purchases of raw materials by RMB30.8 million for our own production of footwear products. The increase in cost of sales was also attributable to increased purchases of finished products by RMB25.8 million from contract manufacturers to meet the increase in deliveries resulting from increased demand for our products. The increase in cost of sales was partially offset by the decrease in revenue from accessories.

Gross profit . Our gross profit increased 23.4% from RMB497.0 million in 2008 to RMB613.1 million in 2009 primarily as a result of an increase in sales. Our overall gross profit margin increased from 27.3% in 2008 to 29.5% in 2009 primarily as a result of the increase in average selling prices of our products due to enhanced brand recognition. The rate of increase in revenues in 2009 compared to 2008 exceeded the rate of increase in cost of sales during the same periods.

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

Year ended December 31, 2008 compared to the year ended December 31, 2007

Revenue . Revenue increased 40.4% from RMB1,296.4 million in 2007 to RMB1,820.3 million in 2008 primarily due to the following:

☐
Increase in sales volumes : The increase in sales volumes contributed to a revenue growth by RMB438.1 million. The increase was primarily attributable to the overall economic growth in China, increased production capacity by two million pairs by adding two additional production lines in June 2008, increased demand for our products at existing Xidelong retail stores, new openings of Xidelong retails stores, an increase in the variety of apparel products and an increase in the average size of the Xidelong retail stores with larger display areas for accessories. The deliveries of footwear increased from 10.3 million pairs in 2007 to 13.4 million pairs in 2008. The sales volume of apparel increased from 13.2 million units in 2007 to 16.8 million units in 2008.

☐
Introduction of new products : To diversify our revenue sources, we introduced beach footwear in June 2008 and tennis and outdoor footwear in September 2008. The introduction of these new products contributed to an increase of revenue by RMB24.2 million in 2008 whereas we did not generate revenue from these products in 2007.

☐
Increase in the number of retail stores : The number of distributors remained at 22 in 2007 and 2008. However, the number of Xidelong retail stores increased from 2,519 as of December 31, 2007 to 3,277 as of December 31, 2008, leading to a contribution of revenue growth by RMB14.6 million.

☐
Increase in average selling prices : As a result of increased consumer recognition of the Xidelong brand resulting from marketing and brand promotion efforts over the years, the average selling prices of all product types increased. In particular, footwear and apparel experienced an increase in average selling prices by 5.4% and 12.1%, respectively, leading to a contribution to revenue growth by RMB47.1 million.

The increase in revenue from 2007 to 2008 was partially offset by the decrease in revenue from basketball footwear by RMB28.3 million due to its relatively higher selling price and increasing fashion trend toward skateboarding footwear.

Cost of sales . Cost of sales increased 37.9% from RMB959.5 million in 2007 to RMB1,323.3 million in 2008. The increase in cost of sales was primarily due to increased purchases of finished products by RMB335.5 million from contract manufacturers to meet the increase in deliveries resulting from increased demand for its products. The increase in cost of sales was also attributable to increased purchases of raw materials by RMB33.9 million for our own production of footwear products.

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

Gross profit . Our gross profit increased 47.5% from RMB336.9 million in 2007 to RMB497.0 million in 2008 primarily as a result of an increase in sales. Our overall gross profit margin increased from 26.0% in 2007 to 27.3% in 2008 primarily as a result of the increase in average selling prices of our products due to enhanced brand recognition. The rate of increase in revenues in 2008 compared to 2007 exceeded the rate of increase in cost of sales during the same periods.

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

The financial crisis and economic downturns that began in 2008 could adversely affect our liquidity position. Our cash from operations could be adversely affected by decreased consumer spending or longer collection periods of trade receivables from our distributors whose liquidity positions may be similarly negatively impacted by the financial and economic crisis. For information relating to the management of accounts receivables from the distributors under current market conditions, see “ — Factors Affecting Our Results of Operations and Financial Condition — Management of collection of trade receivables .” Additional financing from investors, banks or the capital market may be limited as a result of the tight credit market and volatile capital market under the current market conditions.

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

Cash inflows from financing activities

For 2009, our net cash inflow from financing activities was RMB299.9 million due to new bank loans of RMB90.5 million for working capital requirements , a capital in the amount of RMB343.2 million received from 2020 upon recapitalization and business combination and proceeds of RMB205.0 million from the issue of ordinary shares to new investors, which was partially offset by the repayment of bank loans of RMB52.5 million , the purchase of a unit option of RMB17.1 million and the redemption of preferred shares of RMB272.4 million.

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

The diagram below illustrates the typical design process for our Xidelong footwear and apparel:

Feedback from customers
Initial market survey and product strategy formulation
Market trends analysis
Design teams and brand strategies
Product design
Refinement
Product development
Athletic function testing and evaluation
Initial product review by distributors and marketing team
Distributors' feedback after review
Product sales fairs

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

On October 20, 2006, we entered into an exclusive five-year technology cooperation agreement with the China Institute of Sport Science, where it stated the following as reasons for selecting us as its exclusive collaboration partner:

☐	our commitment to enhancing the technological level of our products;

☐	our strength and resources in technology research and development;

☐	our commitment to developing products into one of the world’s famous brands;

☐
the high quality of our products and, in particular, our running footwear, which is comparable to running footwear from leading international brands based on market research conducted by the China Institute of Sport Science;

☐	our large scale and modernized production facility in Jinjiang and research and development center, which can accommodate international science and research activities; and

☐	the extensive experience and professional knowledge of Mr. Lin Shuipan, our founder, chairman of the board and chief executive officer.

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

In December 2005, Liu Dingyi registered the Chinese domain name “ .com” on the China Internet Network Information Center (CNNIC) and used the website to promote and sell travel products and services. On June 8, 2006, we obtained an injunction from the Hubei Province Jingzhou City Intermediate People’s Court restraining Liu Dingyi from infringing on our trademark and ordered the termination of the domain name registration. In addition, the court awarded us RMB5,000 in damages.

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

Our contractual obligations primarily consist of short-term debt obligations, operating lease obligations and purchase obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2009 and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB (in thousands)
Short-term debt obligations (including interest obligations) (1)	59,544	59,544	―	―	―
Operating lease obligations (2)	188	173	15	―	―
Purchase obligations (3)	24,267	24,267	―	―	―
Annual fee for research and development assistance (4)	500	500	―	―	―
Total	84,499	84,484	15	―	―

(1)	Primarily attributed to bank loans.

(2)	Includes lease obligations for our office premises and display locations.

(3)	Includes advertising and promotional expenses.

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

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:

☐	our goals and strategies;

☐	our future business development, financial condition and results of operations;

☐	our projected revenues, earnings, profits and other estimated financial information;

☐	expected changes in our margins and certain costs or expenditures;

☐	our plans to expand and diversify the sources of our revenues;

☐	our plans for staffing, research and development and regional focus;

☐	our plans to launch new products;

☐	competition in the sportswear industry in China;

☐	the outcome of ongoing, or any future, litigation or arbitration;

☐	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

☐	PRC governmental policies relating to the sportswear manufacturing industry.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors as of March 31, 2010. The business address of each of our directors and executive officers is Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong .

Name	Age	Position
Lin Shuipan	42	Director, Chairman of the Board and Chief Executive Officer
Jin Jichun	68	Director
William J. Sharp	68	Director

Directors

Mr. Lin Shuipan , aged 42, is our founder, executive Director, the chairman of the board and chief executive officer. He is responsible for our overall corporate strategies, planning and business development. Mr. Lin has over 16 years’ experience in the sportswear industry. From 1993 to 1997, he was the technical engineer and factory manager of Huatingkou Footwear Manufacturing Factory in Chendai Town, Jinjiang. From 1997 to 2000, he was the general manager of Jiuzhou Footwear Business Company Limited in Chendai Town, Jinjiang. In 2001, Mr. Lin founded XDLong Fujian and was its vice-chairman from 2001 to September 2007 and has been its chairman since September 2007. He has been the general manager of XDLong Fujian since its establishment. Mr. Lin has also been the chairman and general manager of XDLong China since its establishment in April 2004. In 2003, he was named as one of the 100 Outstanding Persons in China’s Economy. In 2003, he was appointed as a representative of the 14 th Jinjiang People’s Congress and the executive director of Jinjiang Chendai Chamber of Commerce. In 2004, Mr. Lin was appointed as vice president of Jinjiang Footwear Manufacturing Association. In 2005, he was appointed as a member of the standing committee of Quanzhou Foreign Invested Enterprises Association and in 2007, as vice president of Jinjiang Youth Chamber of Commerce. In 2006, he was appointed as a representative of the 14 th Quanzhou People’s Congress. He was also appointed as a representative of the 14 th and 15 th Jinjiang People’s Congress in 2003 and 2006, respectively.

Mr. Jin Jichun , aged 68, is an independent non-executive director. Mr. Jin is a professor of sports biomechanics at the Beijing Sports University. Mr. Jin received a bachelor’s degree in gymnastics and obtained a degree in kinesiology at the Shanghai Sports College in 1958 and 1966, respectively. From 1982 to 1984, he was a visiting scholar at the University of Delaware, specializing in biomechanics. He served as a member of the editorial staff of the International Journal of Sport Biomechanics for a total period of four years between 1985 and 1989. Since 1987, he has been a council member of the International Council of Sport Science and Physical Education, and was appointed its regional coordinator of Asia in 2001.

William Sharp , age 69,   has been a member of our Board of Directors since November 2009. Since 2001, Mr. Sharp has served as President of Global Industrial Consulting, a consulting firm. Since 1998, Mr. Sharp has been a director of Ferro Corp, a New York Stock Exchange listed company that produces performance materials where he serves as chairman of the Audit Committee and as a member of the Compensation Committee and the Finance Committee. From 1964 to 2000, Mr. Sharp served at Goodyear Tire and Rubber Company in various capacities, including President of the North American Tire division, President of the Global Support Operations and President of its Europe, Middle East and Africa division. Since August 2005, Mr. Sharp has been a director of Xingda International Holdings Limited where he serves as Chairman of the Compensation and Management Development Committee and a member of the Audit Committee. Mr. Sharp has actively advised leading global private equity investors in their investments in China including GIC. Mr. Sharp received a B.S. from Ohio State University.

Senior Management

Mr. Qian Zhen Li , aged 41, is our deputy general manager. He joined us in February 2009 and is primarily responsible for its production management and quality control. Mr. Qian has nearly 20 years’ experience in the footwear manufacturing industry. From 1990 to 1999, he served as the head of quality control for Fuzhou Qing Lu Footwear Co., Ltd. primarily responsible for its production management and quality control. From 2000 to 2002, he served as the factory manager for Pu Tain Jia Yu Hua Footwear Co., Ltd. primarily responsible for its strategic planning for production and quality control. From 2002 to 2005, he served as the general manager of Quanzhou Ju Xing Footwear Co., Ltd. primarily responsible for its business strategy, planning and development. From 2006 to 2008, he served as the president of the production department for GuiRenNiao (China) Co., Ltd. primarily responsible for its production management and quality control of the footwear business.

Mr. Yu Shulong , aged 47, is our deputy financial officer. Mr. Yu joined us in August 2009. From 1983 to 1993, he worked for Anhui Sugong County Salt Co. Ltd. and was responsible for accounting, finance and distribution related matters. From 1993 to 2005, he worked as the financial manager for Fujian Fengzhu Group Co. Ltd. From 2006 to 2009, he worked as the chief financial officer for Fujian Jinjiang San Li Motor Co. Ltd. Mr. Yu obtained a diploma in finance and accounting from Anhui Anqing Commercial College.

Mr. Ding Dongdong , aged 28, is our vice president. He is primarily responsible for the design, research and development of its footwear and apparel. Mr. Ding joined us in September 2001. He was the development manager of the apparel department of XDLong Fujian from 2002 to 2003, and was promoted to the position of manager in 2003. He is responsible for data collection, apparel design, processing and production, quality control and after-sales of the apparel department. Mr. Ding obtained a diploma in apparel design from the Guangdong Apparel Institute in July 2002. Mr. Ding is the brother-in-law of Mr. Lin Shuipan, an executive Director.

Ms. Liu Ming , aged 43, is our vice president. She is also the assistant to the Chairman. She joined us in January 2008 and is primarily responsible for the sales of its products, development of the Xidelong sales distribution network, as well as its apparel business. Furthermore, she is responsible for our overall administrative management. Ms. Liu obtained an Executive Masters of Business Administration (EMBA) from Qinghua University Continuous Learning Institution in April 2003. From 1998 to 2000, she worked as the marketing manager and chief of the general office for Jinjiang Aile Holiday Hotel. From 2001 to 2007, she worked as the vice general manager and the general manager of the Xi’an Branch of Guirenniao (Fujian) Sports Products Limited.

Ms. Tai Yau Ting , aged 30, is our chief financial officer and company secretary and is a qualified accountant. She joined us in February 2008 and is primarily responsible for its financial management, internal control and risk management. Ms. Tai graduated from the University of Toronto with a bachelor’s degree in applied science in 2002 and a master’s degree in applied science in 2004. Ms. Tai has been a member of the American Institute of Certified Public Accountants since August 2007 and a member of CPA Australia since April 2009. Prior to joining us, she worked for Ernst & Young and has over four years’ auditing, accounting and financing experience.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2010:

☐	each person known to us to own beneficially more than 5% of our ordinary shares; and

☐	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

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

Beneficial Owner	Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned
Directors and executive officers
Lin Shuipan	3,830,244	(1)	19.5%
Tai Yau Ting	―		*
Jin Jichun	―		*
William J. Sharp	70,312		*
All directors and executive officers as a group (3 persons)	3,900,556		19.8%
Principal shareholders
2020 International Capital Group Limited (1)	1,312,504		6.8%
2020 Strategic Investments, LLC (2)	1,312,504		6.8%
Windtech Holdings Limited (3)	3,957,784		20.1%

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

☐	an individual citizen or resident of the United States;

☐
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

☐	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

☐
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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances.  In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

☐	financial institutions or financial services entities;

☐	broker-dealers;

☐	taxpayers who have elected mark-to-market accounting;

☐	tax-exempt entities;

☐	governments or agencies or instrumentalities thereof;

☐	insurance companies;

☐	regulated investment companies;

☐	real estate investment trusts;

☐	certain expatriates or former long-term residents of the United States;

☐	persons that actually or constructively own 5% or more of our voting shares;

☐	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

☐	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

☐	persons whose functional currency is not the U.S. dollar.

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

If we qualified as a PFIC and a U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

☐	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

☐
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

Under these rules,

☐	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

☐
the amount allocated to the taxable year of the U.S. Holder in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

☐
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

☐	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

☐	fails to provide an accurate taxpayer identification number;

☐	is notified by the IRS that backup withholding is required; or

☐	in certain circumstances, fails to comply with applicable certification requirements.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). For the year ended December 31, 2009, under the supervision, and with the participation of our company’s management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting in relation to interpretation and adoption of complicated generally accepted accounting principles was not effective as of December 31, 2009 as described below.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's report. The Company did not maintain adequate controls in relation to interpretation and adoption of complicated generally accepted principles to provide reasonable assurance related to our interpretation of “contingently issuable shares” under IAS33.

Other than the material weakness noted above, there were no changes to our controls over financial reporting during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As of the date of the filing of this report, management has implemented remedial action which we believe mitigates the material weakness noted above.

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

	For the year ended December 31,
	2008	2009
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	286	369	54
Audit-related fees (2)	–	–	–
Tax fees (3)	–	–	–
Total	286	369	54

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

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit
Number	Description

1.1*	Amended and Restated Memorandum of Association

8.1*	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath LLP, dated August 23, 2010

*     Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Date: August 23, 2010

Audited Financial Statements

EXCEED COMPANY LTD. AND ITS SUBSIDIARIES
(Incorporated in the British Virgin Islands with limited liability)

December 31, 2009

EXCEED COMPANY LTD.AND SUBSIDIARIES

CONTENTS

Pages

INDEPENDENT AUDITORS' REPORT	1

AUDITED FINANCIAL STATEMENTS

Consolidated:

Statements of comprehensive income	2

Statements of financial position	3

Statements of changes in equity	4 - 7

Statements of cash flows	8 - 9

Notes to consolidated financial statements	10 – 57

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

/s/ Crowe Horwath LLP

Sherman Oaks, California
April 7, 2010 except for notes 2.5 and 25
for which the date is August 23, 2010

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2009

	Notes	2009	2009	2008	2007
		(in thousands except for share and per share data)
		USD'000	RMB'000	RMB'000	RMB’000

REVENUE	5	304,423	2,077,958	1,820,282	1,296,402

Cost of sales		(214,603)	(1,464,856)	(1,323,262)	(959,526)

Gross profit		89,820	613,102	497,020	336,876

Other income and gains	5	858	5,855	1,188	889
Selling and distribution costs		(39,280)	(268,123)	(225,752)	(137,077)
Administrative expenses		(6,521)	(44,509)	(29,205)	(29,984)
Aborted IPO expenses	6	-	-	(31,382)	-
Research and development expenses		(3,656)	(24,953)	(17,649)	(12,784)
Finance costs	7	(4,332)	(29,566)	(23,511)	(1,352)
Share of loss in jointly-controlled entity		(2)	(16)	-	-

PROFIT BEFORE TAX	8	36,887	251,790	170,709	156,568

Tax	10	(552)	(3,771)	(2,181)	21,783

PROFIT FOR THE YEAR		36,335	248,019	168,528	134,785

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries		350	2,391	3,180	840

Total comprehensive income for the year attributable to equity holders of the Company		36,685	250,410	171,708	135,625

EARNINGS PER SHARE	25
Net profit per share
Basic (as restated)*		4.38	29.91	29.35	23.48
Diluted (as restated)*		3.16	21.56	27.71	23.48

Weighted average number of shares outstanding
Basic (as restated)*		8,292,331	8,292,331	5,741,466	5,741,466
Diluted (as restated)*		12,725,257	12,725,257	6,867,946	5,741,466

*
The escrow shares which are held in escrow are regarded as issued and not outstanding, earning per share and weighted average number of shares outstanding has been restated. (see Note 2.5 – Restatement)

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2009

	Notes	2009	2009	2008
		USD'000	RMB'000	RMB'000

NON-CURRENT ASSETS
Property, plant and equipment	12	39,933	272,578	286,644
Prepaid land lease payments	13	4,299	29,347	30,099
Total non-current assets		44,232	301,925	316,743

CURRENT ASSETS
Inventories	14	8,199	55,966	86,060
Trade receivables	15	119,068	812,747	284,795
Prepayments, deposits and other receivables	16	2,906	19,840	5,421
Due from a shareholder		15	103	-
Pledged deposits	17	2,198	15,000	2,300
Cash and bank balances	18	38,413	262,204	120,068
Total current assets		170,799	1,165,860	498,644

CURRENT LIABILITIES
Trade and bills payables	19	28,646	195,538	127,581
Deposits received, other payables and accruals	20	9,206	62,842	68,378
Interest-bearing bank borrowings	21	8,497	58,000	20,000
Due to a director	22	247	1,687	890
Tax payable		189	1,286	268
Preferred shares	23	-	-	272,432
Total current liabilities		46,785	319,353	489,549

NET CURRENT ASSETS		124,014	846,507	9,095

Net assets		168,246	1,148,432	325,838

STOCKHOLDERS’ EQUITY
Preferred stock – USD0.0001 par value; 5,000,000 shares authorized; nil issued and outstanding		-	-	-
Common stock* – par value of USD0.0001 per share; 55,000,000 shares authorized; 30,123,335* shares issued and 18,856,168 shares outstanding (2008: 25,000,000 shares authorized; 5,741,466* shares issued and outstanding)	24	2	13	4
Reserves	24	168,244	1,148,419	325,824

Total equity		168,246	1,148,432	325,838
*
The escrow shares which are held in escrow are regarded as issued and not outstanding, earning per share and weighted average number of shares outstanding has been restated. (see Note 2.5 – Restatement)

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31, 2009

								Statutory	Exchange
	Issued common stock				Capital		Other	surplus	fluctuation	Retained	Total
	Shares		Amount		reserve(ii)		reserve(iii)	fund(iv)	reserve(v)	profits	reserves		Total
			RMB '000		RMB '000		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000		RMB '000
At January 1, 2007	5,741,466	*	4	*	6	*	-	8,974	624	86,403	96,007	*	96,011
Total comprehensive income for the year	-		-		-		-	-	840	134,785	135,625		135,625
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (note (i))	-		(10)		-		-	-	-	-	-		(10)
Capital contribution to a subsidiary	-		1		-		-	-	-	-	-		1
Reverse merger adjustments:
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (note (i))	-		10		(10)		-	-	-	-	(10)		-
Capital contribution to a subsidiary	-		(1)		1		-	-	-	-	1		-
Capital contribution to a subsidiary	-		-		83,600		-	-	-	-	83,600		83,600

At December 31, 2007 and January 1, 2008	5,741,466	*	4	*	83,597	*	-	8,974	1,464	221,188	315,223	*	315,227

*
The escrow shares which are held in escrow are regarded as issued and not outstanding, earning per share and weighted average number of shares outstanding has been restated. (see Note 2.5 – Restatement)

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2009

								Statutory	Exchange
	Issued common stock				Capital		Other	surplus	fluctuation	Retained	Total
	Shares		Amount		reserve(ii)		reserve(iii)	fund(iv)	reserve(v)	profits	reserves		Total
			RMB '000		RMB '000		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000		RMB '000
At December 31, 2007 January 1, 2008	5,741,466	*	4	*	83,597	*	-	8,974	1,464	221,188	315,223	*	315,227
Total comprehensive income for the year								-	3,180	168,528	171,708		171,708
Transfer to statutory surplus	-		-		-		-	19,299	-	(19,299)	-		-
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (Note (i))	-		(1)		-		-	-	-	-	-		(1)
Reverse merger adjustments:
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (Note (i))			1		(1)		-	-	-	-	(1)		-
Capital contribution from an equity holder of Windrace (as defined in Note 1)	-		-		28,400		-	-	-	-	28,400		28,400
Issue of shares of Windrace (as defined in Note 1)	-		8		-		-	-	-	-	-		8
Issue of preferred shares	-		-		-		(189,504)	-	-	-	(189,504)		(189,504)
Reverse merger adjustments:
Capital contribution	-		(8)		8		-	-	-	-	8		-

At December 31, 2008 and January 1, 2009	5,741,466	*	4	*	112,004	*	(189,504)	28,273	4,644	370,417	325,834	*	325,838

*
The escrow shares which are held in escrow are regarded as issued and not outstanding, earning per share and weighted average number of shares outstanding has been restated. (see Note 2.5 – Restatement)

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

Year ended December 31, 2009

								Statutory	Exchange
	Issued common stock				Capital		Other	surplus	fluctuation	Retained	Total
	Shares		Amount		reserve(ii)		reserve(iii)	fund(iv)	reserve(v)	profits	reserves		Total
			RMB '000		RMB '000		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000		RMB '000
At December 31, 2008 and January 1, 2009	5,741,466	*	4	*	112,004	*	(189,504)	28,273	4,644	370,417	325,834	*	325,838
Total comprehensive income for the year	-		-		-		-	-	2,391	248,019	250,410		250,410
Transfer to statutory surplus	-		-		-		-	28,210	-	(28,210)	-		-
Reverse merger adjustments:
Shares issued to 2020 shareholders (as defined in Note 1) (retroactively adjusted for reverse merger with the Windrace on October 21, 2009)	10,500,000		7		415,702		-	-	-	-	415,702		415,709
Shares of 2020 redeemed on October 21, 2009	(1,343,082)		(1)		(72,502)		-	-	-	-	(72,502)		(72,503)
Issue of shares (Note 24)	3,957,784		3		204,997		-	-	-	-	204,997		205,000
Purchase of an unit option (Note 24)	-		-		(17,083)		-	-	-	-	(17,083)		(17,083)
Preferred shares redemption adjustment:
Written-off of accrued interest on preferred shares (Note 23)	-		-		-		41,061	-	-	-	41,061		41,061

At December 31, 2009	18,856,168	*	13	*	643,118	*	(148,443)	56,483	7,035	590,226	1,148,419	*	1,148,432
At December 31, 2009 (USD’000)	18,856,168	*	2	*	94,217	*	(21,747)	8,275	1,030	86,469	168,244	*	168,246

*
The escrow shares which are held in escrow are regarded as issued and not outstanding, earning per share and weighted average number of shares outstanding has been restated. (see Note 2.5 – Restatement)

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2009

	Notes	2009	2009	2008	2007
		USD'000	RMB'000	RMB'000	RMB’000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		36,887	251,790	170,709	156,568
Non-cash adjustments for:
Interest income	5,8	(107)	(727)	(788)	(259)
Finance costs	7	4,333	29,566	23,511	1,352
Over-provision for aborted IPO expenses		(751)	(5,128)	-	-
Share of loss of a jointly-controlled entity	26	(2)	(16)	-	-
Loss on write-off of items of property, plant and equipment	8	-	-	97	307
Loss on disposal of items of property, plant and equipment	8	28	189	-	4
Depreciation	8	2,368	16,166	15,300	11,420
Amortisation of prepaid land lease payments	8	110	752	746	746
Impairment of an advance of loan to a jointly-controlled entity	26	2	16	-	-
Operating cash flow before working capital changes		42,868	292,608	209,575	170,138

Decrease/(increase) in inventories		4,409	30,094	(35,777)	232
Increase in trade receivables		(77,345)	(527,952)	(143,132)	(57,658)
Increase in prepayments, deposits and other receivables		(1,366)	(9,320)	(2,711)	3,365
(Increase)/decrease in pledged deposits		(1,861)	(12,700)	16,700	(11,250)
Increase in trade and bills payables		9,956	67,956	4,255	47,461
Increase in deposits received, other payables and accruals		1,397	9,533	1,892	17,030

Cash (used in)/generated from operations		(21,942)	(149,781)	50,802	169,318

Interest paid		(473)	(3,228)	(1,716)	(1,352)
PRC taxes paid		(401)	(2,738)	(5,133)	(21,701)

Net cash (outflow)/ inflow from operating activities		(22,816)	(155,747)	43,953	146,265

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Year ended December 31, 2009

	Notes	2009	2009	2008	2007
		USD'000	RMB'000	RMB'000	RMB’000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment	12	(335)	(2,290)	(17,256)	(187,390)
Proceeds from disposal of property, Plant and equipment		-	-	-	886
Increase in investment in subsidiary		-	-	-	(9)
Interest received	5,8	107	727	788	259

Net cash outflow from investing activities		(228)	(1,563)	(16,468)	(188,737)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash received from 2020 upon recapitalization		50,279	343,200	-	-
Purchase of a unit option	24	(2,503)	(17,083)	-	-
Capital contributions from equity holder of the Company		-	-	28,400	82,335
Proceeds from issue of ordinary shares	22	30,035	205,018	-	1
Proceeds from issue of preferred shares	22	-	-	85,135	-
Redemption of preferred shares	22	(39,912)	(272,432)	-	-
New bank loans		13,258	90,500	20,000	28,000
Repayment of bank loans		(7,691)	(52,500)	(28,000)	(17,000)
Increase/(decrease) in amount due to a director		118	806	(81,083)	883
Increase in amount due from a shareholder		(15)	(103)	-	-
Exchange realignment		362	2,472	-	-

Net cash inflow from financing activities		43,931	299,878	24,452	94,219

NET INCREASE IN CASH AND CASH EQUIVALENTS		20,887	142,568	51,937	51,747
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		17,590	120,068	67,725	14,714
Effect of foreign exchange rate changes		(64)	(432)	406	1,264

CASH AND CASH EQUIVALENTS AT END OF YEAR		38,413	262,204	120,068	67,725

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	17	38,413	262,204	120,068	67,725

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

During the year ended December 31, 2009, the Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

1.	CORPORATE INFORMATION (continued)

	Place and	Nominal value
	date of	of issued	Percentage
	incorporation or	ordinary share/	of equity
	establishment/	registered	attributable to		Principal
Name	operation	capital	the Company		activities
			Direct	Indirect

Windrace International Company Limited (Formerly known as Xdlong International	Cayman Islands March 25, 2008	HKD92,000	100	-	Investment holding
Company Limited)

Windrace Investment Holding Limited	British Virgin Islands	USD100	-	100	Investment
("Windrace Investment")	August 17, 2007				holding
(Formerly known as Xdlong Investment
Holding Limited)

Hei Dai Lung Group Company Limited	Hong Kong	HKD10,000	-	100	Investment
("XDLong HK")	November 5, 2003				holding

Xidelong (China) Co., Ltd.	PRC	HKD390,000,000	-	100	Manufacture
("XDLong China")	April 13, 2004				and sale of
(Note (i) and (ii))					sportswear

Fujian Xidelong Sports Goods Co., Ltd.	PRC	HKD25,000,000	-	100	Manufacture
("XDLong Fujian")	September 26, 2001				and sale of
(Note (i) and (iii))					sportswear

Notes:

(i)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(ii)	The registered capital of XDLong China is HKD390,000,000 and was fully paid as of October 26, 2009.

(iii)	The registered capital of XDLong Fujian is HKD25,000,000 and was fully paid as of June 13, 2008.

(iv)	Functional and reporting currency of XDLong China and XDLong Fujian, the operating subsidiaries of the Group, is RMB.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.1.	BASIS OF PRESENTATION AND PREPARATION

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.3.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following new interpretations and amendments to IFRSs for the first time for the current year’s financial statements.

IFRS 1 and IAS 27 Amendments	Amendments to IFRS 1 First-time Adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 Amendment	Share-based Payment - Vesting Conditions and Cancellation
IFRS 7 Amendment	Amendments to IFRS 7 Financial Instruments: Disclosures
IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IAS 18 Amendment*	Amendments to Appendix to IAS 18 Revenue – Determining whether an entity is acting as a principal or as an agent
IAS 23 (Revised)	Borrowing Costs
IAS 32 and IAS 1 Amendments	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRIC-Int 9 and IAS 39 Amendments	Amendments to IFRIC-Int 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives
IFRIC-Int 13	Customer Loyalty Programmes
IFRIC-Int 16	Hedges of a Net Investment in a Foreign Operation
IFRIC)-Int 18	Transfers of Assets from Customers (adopted from 1 July 2009)
Improvements to IFRSs (October 2008)

*   Included in Improvements to IFRSs 2009 (as issued in May 2009).

The adoption of these new interpretations and amendments has had no significant financial effect on these financial statements and there have been no significant changes to the accounting policies applied in these financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.4.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the financial statements.

IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standards [1]
IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Additional Exemptions for First- time Adopters [2]
IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions [2]
IFRS 3 (Revised)	Business Combinations [1]
IFRS 9	Financial Instruments [6]
IAS 24 (Revised)	Related Party Disclosures [5]
IAS 27 (Revised)	Consolidated and Separate Financial Statements [1]
IAS 32 Amendment	Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues [3]
IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items [1]
IFRIC-Int 17	Distribution of Non-cash Assets to Owners [1]
IFRIC-Int 19	Extinguishing Financial Liabilities with Equity Instruments[4]
Amendment to IFRS 5 included in Improvements to IFRSs issued in October 2008	Amendment to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations – Plan to sell the controlling interest in a subsidiary[1]

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.5.	RESTATEMENT

These consolidated financial statements have been amended to correct an error for the calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company for the year ended December 31, 2009, 2008 and 2007.  The error related to the interpretation of “contingently issuable shares” under IAS33.

In the original interpretation, all contingently issuable shares were considered as outstanding and were included in the calculation of basic and diluted earnings per share. Under the correct interpretation, basic earnings per share should include only the number of contingently issuable shares of which all necessary conditions for their release were satisfied as of the end of the financial period, and diluted earnings per share should include only the number of contingently issuable shares that would be issuable from the date of the Acquisition and Redomestication if the conditions were satisfied as of the reporting period.

As restated, no escrow shares that are subject to profit targets for the years ending December 31, 2010 and 2011were included in the calculation of basic earnings per share. In accordance with IAS 33, escrow shares in relation to 2009 profit are effectively excluded in the calculation of basic earnings per share as the target was not met until the end of the day on December 31, 2009. The restated calculation of diluted earnings per share for the year ended December 31, 2009 includes 2009 escrow shares that are  considered issued from the date of the Acquisition and Redomestication as if the conditions were satisfied for the period.  There were no contingently issuable shares included in both of the restated basic and diluted earnings per share for the years ended December 31, 2007 and 2008 as the Acquisition and Redomestication was completed on October 21, 2009.

Year ended December 31, 2009

	Before correction		After correction
	USD'000	RMB'000	USD'000	RMB'000

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	19,559,498	19,559,498	8,292,331	8,292,331
Weighted average number of ordinary shares for the purposes of diluted earnings per share	22,894,924	22,894,924	12,725,257	12,725,257

Earnings per share
Basic	USD1.86	RMB12.68	USD4.38	RMB29.91
Diluted	USD1.76	RMB11.98	USD3.16	RMB21.56

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.5.	RESTATEMENT (continued)

Year ended December 31, 2008

	Before correction	After correction
	RMB'000	RMB'000

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	17,008,633	5,741,466
Weighted average number of ordinary shares for the purposes of diluted earnings per share	17,008,633	6,868,910

Earnings per share
Basic	RMB9.91	RMB29.35
Diluted	RMB9.91	RMB27.71

Year ended December 31, 2007

	Before correction	After correction
	RMB'000	RMB'000

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	17,008,633	5,741,466
Weighted average number of ordinary shares for the purposes of diluted earnings per share	17,008,633	5,741,466

Earnings per share
Basic	RMB7.93	RMB23.48
Diluted	RMB7.93	RMB23.48

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

3.	SIGNIFICANT ACCOUNTING ESTIMATES

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

5.	REVENUE, OTHER INCOME AND GAINS

Sales, which is also the Group's turnover, represents the net invoiced value of goods sold during the year.

An analysis of sales, other income and gains is as follows:

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Revenue
Manufacture and sale of sportswear:
Footwear	161,485	1,102,280	923,061	673,777
Apparel	138,991	948,738	857,203	598,122
Accessories	3,947	26,940	40,018	24,503

	304,423	2,077,958	1,820,282	1,296,402

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

5.	REVENUE, OTHER INCOME AND GAINS (continued)

	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB’000

Other income and gains
Bank interest income	107	727	788	259
Subsidy income from the PRC government*	-	-	400	630
Other income**	751	5,128	-	-

	858	5,855	1,188	889

*	There are no unfulfilled conditions or contingencies relating to these subsidies.
**	Being reversal of over-provision for aborted IPO expenses in 2008 (Note 6).

6.	ABORTED IPO EXPENSES

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

8.            PROFIT BEFORE TAX (continued)

	Notes	2009	2009	2008	2007
		USD'000	RMB'000	RMB'000	RMB’000

Included in research and development expenses
Depreciation of property, plant and equipment	12	54	365	30	-
Employee benefits expenses (including directors' remuneration - note 9):
Wages and salaries		853	5,823	3,844	4,384
Pension scheme contributions**		112	764	587	429

		1,019	6,952	4,461	4,813

Other research and development costs		2,637	18,001	13,188	7,971

Included in other income and gains
Interest income		(107)	(727)	(788)	(259)

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

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2008: Nil; 2007: Nil).

During the year, no remuneration was paid by the Group to any of the directors of the Group as an inducement to join or upon joining the Group or as compensation for loss of office (2008: Nil; 2007: Nil).

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

The carrying amounts of trade receivables approximate to their fair values.

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

21.	INTEREST-BEARING BANK BORROWINGS

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Current
Bank loans - secured and repayable within one year	8,497	58,000	20,000

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

21.	INTEREST-BEARING BANK BORROWINGS (continued)

	2009			2008
	Maturity date	RMB'000	Maturity date	RMB'000
Current

Bank loans - secured and	May 31, 2010	10,000	Jun 14, 2009	20,000
repayable	Jun 7, 2010	8,000
	Jun 17, 2010	6,000
	Jun 17, 2010	34,000

		58,000		20,000

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

In addition, Mr. Lin Shuipan and RichWise agreed to enter into a guarantee in respect of the obligations of Windrace to pay USD1.0 million (RMB 6.9 million) and any interest at a rate of 8.25% per annum on the overdue principal amount under the promissory note issued by Windrace to the GS Investor. However, any obligation to pay under the guarantee only covers the portion of the amounts Windrace has defaulted. Moreover, any obligation to pay the unpaid portion of the USD1.0 million (RMB 6.9 million) under the guarantee will be several and not joint and will be allocated between Mr. Lin Shuipan and RichWise at the ratio of 0.5625 to 0.4375. Further any obligation to pay the unpaid interest under the guarantee will be limited to Mr. Lin Shuipan only. RichWise will not be obligated to pay the unpaid interest under the guarantee.

On October 23, 2009, the initial valuation of the preferred shares of HKD306.27 million (equivalent to RMB269,960,000) was fully repaid to the GS investors.

As the accrued interest of RMB41,060,000 has been waived, the amount was treated as a gain to Windrace and was charged to the stockholders’ equity by crediting “other reserve” account.

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

At of December 31, 2009, the Company had 10,890,000 warrants outstanding (2008: 10,890,000). The common stock warrants remain as equity instrument according to IAS 32 paragraph 22.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

25.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	December 31
	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB'000

Earnings
Earnings for the purposes of basic earnings per share	36,335	248,019	168,528	134,785
Effect of dilutive potential ordinary shares Interest on preferred shares	3,859	26,338	21,795	-

Earnings for the purposes of diluted earnings per share	40,194	274,357	190,323	134,785

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	8,292,331	8,292,331	5,741,466	5,741,466
Effect of dilutive potential ordinary shares
Escrow shares in relation to 2009 profit	1,097,500	1,097,500	-	-
Preferred shares	3,335,426	3,335,426	1,127,444	-

Weighted average number of ordinary shares for the purposes of diluted earnings per share	12,725,257	12,725,257	6,868,910	5,741,466

Earnings per share
Basic	USD4.38	RMB29.91	RMB29.35	RMB23.48
Diluted	USD3.16	RMB21.56	RMB27.71	RMB23.48

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

December 31, 2009	On demand	Less than 3 months	3 to 12 months	Total		Carrying amount
	RMB'000	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	USD'000

Interest-bearing bank borrowings	-	-	59,544	59,544	8,723	58,000	8,497
Other financial liabilities	15,687	20,870	6,875	43,432	6,363	43,432	6,363
Trade and bills payables	-	195,538	-	195,538	28,646	195,538	28,646

	15,687	216,408	66,419	298,514	43,732	296,367	43,506

December 31, 2008		Less than	3 to 12		Carrying
	On demand	3 months	months	Total	amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Interest-bearing bank borrowings	-		20,685	20,685	20,000
Preferred shares	-		272,432	272,432	272,432
Other financial liabilities	34,184	24,933	-	59,117	59,117
Trade and bills payables	-	127,581	-	127,581	127,581

	34,184	152,514	293,117	479,815	479,130

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

