Form 20-F/A
period 2009-12-31
Exceed Co Ltd.
filed 2010-10-13
CIK 1396016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 2

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
☐ Yes  ☑ No

EXPLANATORY NOTE

We are filing this Amendment No. 2 to our Annual Report on Form 20-F to:

•
(i) (A) explain, in Item 15: Controls and Procedures, that our management concluded that our disclosure controls were not effective for the year ended December 31, 2009 because of the material weakness in our internal controls over financial reporting related to our interpretation of “contingently issuable shares” under IAS33, (B) explain the steps that we have taken to ensure that our disclosure controls and internal controls over financial reporting will be effective for the fiscal year ended December 31, 2010 and in the future and (C) provide the disclosure required by Item 15T(b) of Form 20-F regarding the fact that this annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting;

•
(ii) (A) correct a typographical error in our Risk Factor entitled "While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002" that misstated our management's conclusion regarding the effectiveness of our disclosure controls and our internal controls over financial reporting and (B) add a statement about the relationship between our internal controls over financial reporting and our disclosure controls;

•	(iii) state the length of our directors' terms on the Board of Directors in Item 6: Directors, Senior Management and Employees;

•	(iv) provide a translated form of distributorship agreement as Exhibit 4.1;

•
(v) revise our executive officers' Section 302 certifications to remove the titles of the certifying individuals and the name of the company from the introductory paragraphs so as not to qualify the certifications; and

•
(vi) amend our consolidated financial statements for the fiscal year ended December 31, 2009 to reflect a restated calculation of diluted earnings per share for the fiscal year ended December 31, 2009, which includes a restated amount of weighted number of shares outstanding related to the 10,890,000 warrants that were outstanding as of December 31, 2009.  The methodology used to calculate the amount of the dilutive shares resulting from the outstanding warrants was not consistent with IAS 33.  Under the methodology prescribed by IAS 33, the amount of dilutive shares is the amount that would result in the issuance of ordinary shares for less than the average market price of ordinary shares during the period.  These changes do not impact any other income statement or balance sheet items.

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

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
	RMB	RMB	RMB	RMB	RMB	US$ (1)
Consolidated Statements of Operations and Comprehensive Income Data
Revenues	301,554	687,569	1,296,402	1,820,282	2,077,958	304,423
Cost of sales	(241,242)	(511,068)	(959,526)	(1,323,262)	(1,464,856)	(214,603)
Gross profit	60,312	176,501	336,876	497,020	613,102	89,820
Other income and gains	214	235	889	1,188	5,855	858
Selling and distribution costs	(34,520)	(76,560)	(137,077)	(225,752)	(268,123)	(39,280)
Administrative expenses	(6,208)	(15,541)	(29,984)	(29,205)	(44,509)	(6,521)
Aborted IPO expenses	―	―	―	(31,382)	―	―
Research and development expenses	(2,009)	(5,489)	(12,784)	(17,649)	(24,953)	(3,656)
Finance costs	(1,315)	(1,332)	(1,352)	(23,511)	(29,566)	(4,332)
Share of loss in jointly-controlled entity	―	―	―	―	(16)	(2)
Profit before tax	16,474	77,814	156,568	170,709	251,790	36,887
Tax	(1,990)	(9,974)	(21,783)	(2,181)	(3,771)	(552)
Profit for the year	14,484	67,840	134,785	168,528	248,019	36,335
Earnings per share (2)
Basic	2.52	11.82	23.48	29.35	29.91	4.38
Diluted	2.52	11.82	23.48	27.71	23.77	3.48

	As December 31,
	2005	2006	2007	2008	2009
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$ (1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	5,469	14,714	67,725	120,068	262,204	38,413
Working capital (3)	11,666	(43,158)	(403)	9,095	846,507	124,014
Total assets	112,995	302,184	597,011	815,387	1,467,785	215,031
Total liabilities	85,288	206,173	281,784	489,549	319,353	46,785
Total stockholders’ equity	27,707	96,011	315,227	325,838	1,148,432	168,246

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports.  This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities & Exchange Commission that permit us to provide only our management’s report in this annual report.  Our management conducted an evaluation of the effectiveness of our disclosure control and internal control over financial reporting and concluded that our disclosure control and internal control over financial reporting were not effective for the fiscal year ended December 31, 2009 due to a material weakness in our internal control over financial reporting regarding our interpretation of “contingently issuable shares” under IAS33.  Please see the section entitled "Management's Report on Internal Control over Financial Reporting" for a discussion of the material weakness and the steps that we are implementing to remediate it and improve our disclosure control and our internal control over financial reporting.  If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We place great emphasis on the comfort and functionality of our products. We tailor our sports and leisure footwear, especially running footwear, to the needs of PRC consumers. The China Institute of Sport Science, General Administration of Sport of China, the research center established by the General Administration of Sport of China engaging in research in the field of sport science, works with us exclusively in its research and development efforts in China. Under the agreement with the China Institute of Sport Science, we pay an annual fee to the China Institute of Sport Science for their assistance in the research and development of technologies for our sports footwear and apparel and their promotion of the technology content of our products. Further, we have the exclusive right to use the endorsement “ The Strategic Partner of the China Institute of Sport Science ” on our products and the first right of refusal to use the know-how developed through our collaboration with the China Institute of Sport Science. As the exclusive partner of the China Institute of Sport Science, we allow the China Institute of Sport Science to use our research and development facilities in Jinjiang. We believe that combined with our existing strengths and market position, footwear, especially running footwear, present the largest growth potential in the sports and leisure footwear sector in China. Our commitment to the comfort and quality of its footwear for each individual is represented by promotional slogans such as “ The Foot Knows Comfort, ” “ Run Freely ” and “ Respect Yourself.”

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

Directors

Mr. Lin Shuipan , aged 42, is our founder, executive Director, the chairman of the board and chief executive officer. He is responsible for our overall corporate strategies, planning and business development. Mr. Lin has over 16 years’ experience in the sportswear industry. From 1993 to 1997, he was the technical engineer and factory manager of Huatingkou Footwear Manufacturing Factory in Chendai Town, Jinjiang. From 1997 to 2000, he was the general manager of Jiuzhou Footwear Business Company Limited in Chendai Town, Jinjiang. In 2001, Mr. Lin founded XDLong Fujian and was its vice-chairman from 2001 to September 2007 and has been its chairman since September 2007. He has been the general manager of XDLong Fujian since its establishment. Mr. Lin has also been the chairman and general manager of XDLong China since its establishment in April 2004. In 2003, he was named as one of the 100 Outstanding Persons in China’s Economy. In 2003, he was appointed as a representative of the 14 th Jinjiang People’s Congress and the executive director of Jinjiang Chendai Chamber of Commerce. In 2004, Mr. Lin was appointed as vice president of Jinjiang Footwear Manufacturing Association. In 2005, he was appointed as a member of the standing committee of Quanzhou Foreign Invested Enterprises Association and in 2007, as vice president of Jinjiang Youth Chamber of Commerce. In 2006, he was appointed as a representative of the 14 th Quanzhou People’s Congress. He was also appointed as a representative of the 14 th and 15 th Jinjiang People’s Congress in 2003 and 2006, respectively.   Mr. Lin's term as a director began on October 21, 2009 and will expire on the date of the third annual general meeting following the business combination.

Mr. Jin Jichun , aged 68, is an independent non-executive director. Mr. Jin is a professor of sports biomechanics at the Beijing Sports University. Mr. Jin received a bachelor’s degree in gymnastics and obtained a degree in kinesiology at the Shanghai Sports College in 1958 and 1966, respectively. From 1982 to 1984, he was a visiting scholar at the University of Delaware, specializing in biomechanics. He served as a member of the editorial staff of the International Journal of Sport Biomechanics for a total period of four years between 1985 and 1989. Since 1987, he has been a council member of the International Council of Sport Science and Physical Education, and was appointed its regional coordinator of Asia in 2001.  Mr. Jin's term as a director began on October 21, 2009 and will expire on the date of the third annual general meeting following the business combination.

Mr. William Sharp , age 68,   has been a member of our Board of Directors since November 8, 2009. Since 2001, Mr. Sharp has served as President of Global Industrial Consulting, a consulting firm. Since 1998, Mr. Sharp has been a director of Ferro Corp, a New York Stock Exchange listed company that produces performance materials where he serves as chairman of the Audit Committee and as a member of the Compensation Committee and the Finance Committee. From 1964 to 2000, Mr. Sharp served at Goodyear Tire and Rubber Company in various capacities, including President of the North American Tire division, President of the Global Support Operations and President of its Europe, Middle East and Africa division. Since August 2005, Mr. Sharp has been a director of Xingda International Holdings Limited where he serves as Chairman of the Compensation and Management Development Committee and a member of the Audit Committee. Mr. Sharp has actively advised leading global private equity investors in their investments in China including GIC. Mr. Sharp received a B.S. from Ohio State University.  Mr. Sharp's term as a director will expire on the date of the third annual general meeting following the business combination.

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

Not applicable

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

We believe that our disclosure controls were not effective due to a material weakness in our internal control over financial reporting, discussed below in "Management’s Report on Internal Control over Financial Reporting." We believe that our disclosure controls will be effective for the current year and in the future for the following reasons:

•
the material weakness in our internal controls over financial reporting relates to the interpretation and adoption of generally accepted accounting principles under IAS33 and resulted from the inclusion of the escrow shares in the calculation of basic and diluted earnings per share and the application of an inconsistent methodology related to the impact of the warrants outstanding.  The escrow shares arrangement is related to a one-off reverse merger transaction only; and

•
to remediate the deficiency in our internal control over financial reporting and to prevent similar problems from arising in the future, we have: (i) hired additional qualified finance and accounting personnel; (ii) adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act; (iii) engaged an internal control consultant to improve the control environment; (iv) set up an internal audit department to perform internal audit procedures and (v) improved our training and education of certain of our personnel who are involved in aspects of our reporting process.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). For the year ended December 31, 2009, our management, with the participation of our principal executive officer and principal financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting in relation to the interpretation and adoption of certain generally accepted accounting principles was not effective as of December 31, 2009 as described below.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's report: the Company did not maintain adequate controls in relation to interpretation and adoption of complicated generally accepted principles to provide reasonable assurance related to our interpretation of “contingently issuable shares” under IAS33.

To remediate the deficiency in our internal control over financial reporting and to prevent similar problems from arising in the future, we have: (i) hired additional qualified finance and accounting personnel; (ii) adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act; (iii) engaged an internal control consultant to improve the control environment; (iv) set up an internal audit department to perform internal audit procedures and (v) improved our training and education of certain of our personnel who are involved in aspects of our reporting process.

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

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management's report in this annual report.

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

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit
Number	Description

1.1*	Amended and Restated Memorandum of Association

4.1	Form of Distributorship Agreement

8.1*	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath LLP, dated October 13, 2010

*     Previously filed as exhibits to Exceed Co. Ltd.’s Annual Report on Form 20-F filed with the Commission on April 7, 2010, File No. 001-33799.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F (as amended by this Form 20-F/A Amendment No. 2) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Date: October 13, 2010

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

/s/ Crowe Horwath LLP

Sherman Oaks, California
April 7, 2010 except for notes 2.5 and 25
for which the date is October 13, 2010

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2009

	Notes	2009	2009	2008	2007
		(in thousands except for share and per share data)
		USD'000	RMB'000	RMB'000	RMB’000

REVENUE	5	304,423	2,077,958	1,820,282	1,296,402

Cost of sales		(214,603)	(1,464,856)	(1,323,262)	(959,526)

Gross profit		89,820	613,102	497,020	336,876

Other income and gains	5	858	5,855	1,188	889
Selling and distribution costs		(39,280)	(268,123)	(225,752)	(137,077)
Administrative expenses		(6,521)	(44,509)	(29,205)	(29,984)
Aborted IPO expenses	6	-	-	(31,382)	-
Research and development expenses		(3,656)	(24,953)	(17,649)	(12,784)
Finance costs	7	(4,332)	(29,566)	(23,511)	(1,352)
Share of loss in jointly-controlled entity		(2)	(16)	-	-

PROFIT BEFORE TAX	8	36,887	251,790	170,709	156,568

Tax	10	(552)	(3,771)	(2,181)	21,783

PROFIT FOR THE YEAR		36,335	248,019	168,528	134,785

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries		350	2,391	3,180	840

Total comprehensive income for the year attributable to equity holders of the Company		36,685	250,410	171,708	135,625

EARNINGS PER SHARE	25
Net profit per share
Basic (as restated)*		4.38	29.91	29.35	23.48
Diluted (as restated)*		3.48	23.77	27.71	23.48

Weighted average number of shares outstanding
Basic (as restated)*		8,292,331	8,292,331	5,741,466	5,741,466
Diluted (as restated)*		11,543,091	11,543,091	6,868,910	5,741,466

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

The restated calculation of diluted earnings per share for the year ended December 31, 2009 includes a restated amount of weighted number of shares outstanding related to the 10,890,000 warrants that were outstanding as of December 31, 2009.  The methodology used to calculate the amount of the dilutive shares resulting from the outstanding warrants was not consistent with IAS 33.  Under the methodology prescribed by IAS 33 the amount of dilutive shares is the amount that would result in the issue of ordinary shares for less than the average market price of ordinary shares during the period.

Year ended December 31, 2009

	Before correction		After correction
	USD'000	RMB'000	USD'000	RMB'000

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	19,559,498	19,559,498	8,292,331	8,292,331
Weighted average number of ordinary shares for the purposes of diluted earnings per share	22,894,924	22,894,924	11,543,091	11,543,091

Earnings per share
Basic	USD1.86	RMB12.68	USD4.38	RMB29.91
Diluted	USD1.76	RMB11.98	USD3.48	RMB23.77

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

2.5.	RESTATEMENT (continued)

Year ended December 31, 2008

	Before correction	After correction
	RMB'000	RMB'000

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	17,008,633	5,741,466
Weighted average number of ordinary shares for the purposes of diluted earnings per share	17,008,633	6,868,910

Earnings per share
Basic	RMB9.91	RMB29.35
Diluted	RMB9.91	RMB27.71

Year ended December 31, 2007

	Before correction	After correction
	RMB'000	RMB'000

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	17,008,633	5,741,466
Weighted average number of ordinary shares for the purposes of diluted earnings per share	17,008,633	5,741,466

Earnings per share
Basic	RMB7.93	RMB23.48
Diluted	RMB7.93	RMB23.48

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

3.	SIGNIFICANT ACCOUNTING ESTIMATES

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

25.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	December 31
	2009	2009	2008	2007
	USD'000	RMB'000	RMB'000	RMB'000

Earnings
Earnings for the purposes of basic earnings per share	36,335	248,019	168,528	134,785
Effect of dilutive potential ordinary shares Interest on preferred shares	3,859	26,338	21,795	-

Earnings for the purposes of diluted earnings per share	40,194	274,357	190,323	134,785

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	8,292,331	8,292,331	5,741,466	5,741,466
Effect of dilutive potential ordinary shares
Escrow shares in relation to 2009 profit	1,097,500	1,097,500	-	-
Warrants	965,998	965,998	-	-
Preferred shares	1,187,262	1,187,262	1,127,444	-

Weighted average number of ordinary shares for the purposes of diluted earnings per share	11,543,091	11,543,091	6,868,910	5,741,466

Earnings per share
Basic	USD4.38	RMB29.91	RMB29.35	RMB23.48
Diluted	USD3.48	RMB23.77	RMB27.71	RMB23.48

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

(a)Capital commitments

At the end of reporting period, the Group are not aware of any significant capital commitments (2008: Nil).

(b)Other commitments

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

