Form 20-F
period 2010-12-31
Exceed Co Ltd.
filed 2011-04-05
CIK 1396016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________ .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________ .

Commission file number: 001-33799

EXCEED COMPANY LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central
Hong Kong
 (Address of principal executive offices)

Tai Yau Ting
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Tel: 852 3669 8105
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Ordinary shares of par value US$0.0001 per share	The NASDAQ Global Select Market
Warrants	The NASDAQ Global Select Market
Units consisting of one ordinary share and one warrant	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,307,477 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☑ No

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
(check one):
☐ Large accelerated filer  ☑ Accelerated filer  ☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
☐ U.S. GAAP  ☑ International Financial Reporting Standards as issued by the International Accounting Standard Boards  ☐ Other

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
☐ Yes  ☑ No

CONVENTIONS WHICH APPLY TO THIS FORM

Except where the context otherwise requires and for purposes of this form only:

•
“Acquisition” refers to the purchase by 2020 Chinacap Acquirco, Inc., or 2020, and Exceed of all the issued and outstanding ordinary shares of Windrace pursuant to a sales and purchase agreement dated May 8, 2009;

•	“business combination” refers to the completion of the Acquisition, which was effective on October 21, 2009;

•	“China” or “PRC” refers to the People’s Republic of China;

•	“Elevatech” refers to Elevatech Limited;

•	“Exceed” refers to Exceed Company Ltd.;

•	“Exceed Brand Management (BVI)” refers to Exceed Brand Management (BVI) Co. Ltd.;

•	“IFRS” refers to International Financial Reporting Standards;

•	“RichWise” refers to RichWise International Investment Group Limited;

•	“we”, “us”, “our company” and “our” refer to Windrace and its consolidated subsidiaries prior to the Acquisition and Exceed and its consolidated subsidiaries following the Acquisition;

•	“Windrace” refers to Windrace International Company Limited;

•	“XDLong China” refers to Xidelong (China) Co. Ltd.;

•	“XDLong Fujian” refers to Fujian Xidelong Sports Goods Co., Ltd.;

•	“XDLong HK” refers to Hei Dai Lung Group Company Limited; and

•	“XDLong Investment” refers to Windrace Investment Holding Limited.

This annual report contains translations of Renminbi amounts, or RMB, into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, for all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Translation of amounts in Renminbi into U.S. dollars was calculated at the rate of US$ 1.00 = RMB6.6000 on December 31, 2010 solely for the convenience of the reader. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On April 1, 2011, the exchange rate was RMB6.5477 to US$1.00.

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.    KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the consolidated balance sheets data as of December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our consolidated financial statements. Our consolidated financial statements as of December 31, 2009 and 2010 and for each of the years in the three year period ended December 31, 2010 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheets as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standard as issued by the International Accounting Standards Board. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except for per share data)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Statements of Operations and Comprehensive Income Data
Revenues	687,569	1,296,402	1,820,282	2,077,958	2,698,891	408,923
Cost of sales	(511,068)	(959,526)	(1,323,262)	(1,464,856)	(1,857,251)	(281,402)
Gross profit	176,501	336,876	497,020	613,102	841,640	127,521
Other income and gains	235	889	1,188	5,855	6,416	972
Selling and distribution costs	(76,560)	(137,077)	(225,752)	(268,123)	(339,637)	(51,460)
Administrative expenses	(15,541)	(29,984)	(29,205)	(44,509)	(57,814)	(8,760)
Aborted IPO expenses	―	―	(31,382)	―	—	—
Research and development expenses	(5,489)	(12,784)	(17,649)	(24,953)	(40,783)	(6,179)
Finance costs	(1,332)	(1,352)	(23,511)	(29,566)	(1,893)	(287)
Share of loss in jointly-controlled entity	―	―	―	(16)	(17)	(3)
Profit before tax	77,814	156,568	170,709	251,790	407,912	61,804
Tax	(9,974)	(21,783)	(2,181)	(3,771)	(56,274)	(8,526)
Profit for the year	67,840	134,785	168,528	248,019	351,638	53,278
Earnings per share (2)
Basic	RMB11.82	RMB23.48	RMB29.35	RMB29.91	RMB13.94	US$2.11
Diluted	RMB11.82	RMB23.48	RMB27.71	RMB23.77	RMB10.62	US$1.61

	As December 31,
	2006	2007	2008	2009	2010
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	14,714	67,725	120,068	262,204	762,798	115,575
Working capital (3)	(43,158)	(403)	9,095	846,507	1,231,549	186,599
Total assets	302,184	597,011	815,387	1,467,785	1,744,150	264,265
Total liabilities	206,173	281,784	489,549	319,353	207,444	31,430
Total stockholders’ equity	96,011	315,227	325,838	1,148,432	1,536,706	232,835

(1)
Translation of amounts in Renminbi into U.S. dollars was calculated at the rate of RMB6.6000 to US$1.00, which was the daily exchange rate on December 31, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Calculated on the basis of the business combination completed on October 21, 2009. See also note 25 of our consolidated financial statements included elsewhere in this form.
(3)	Working capital represents total current assets less total current liabilities.

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

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate (1)
	Average (2)	High	Low	Period End
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000

	Renminbi per U.S. Dollar Exchange Rate
	High	Low
October 2010	6.6912	6.6397
November 2010	6.6892	6.6330
December 2010	6.6745	6.6000
January 2011	6.6364	6.5809
February 2011	6.5965	6.5520
March 2011	6.5743	6.5483
April 2011 (through April 1)	6.5477	6.5477

(1)
For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period.

On April 1, 2011, the daily exchange rate was RMB6.5477 to US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business and Industry

Our products face intense competition, and we may not have the resources necessary to compete.

We are a sports and leisure footwear, apparel and accessories company in the PRC. This industry is highly competitive, with market players consisting of international and domestic companies. Some of our competitors may have greater financial, research and development and design, marketing, distribution, management or other resources. Our results of operations could be affected by a number of competitive factors, including entry by new competitors into our current markets, expansion by existing competitors, better marketing and advertising leading to stronger brand equity for the competitors, and competition with other companies for the production capacity of contract manufacturers. Our results of operations and market position may be adversely impacted by these competitive pressures.

We cannot assure you that our strategies will remain competitive or that we will continue to be successful in the future. Increased competition could result in a loss of our market share. In particular, if our competitors adopt aggressive pricing policies, we may be forced to adjust the pricing of our products in response. This could adversely affect our business and results of operations.

Deterioration of economic conditions and a resulting decrease in consumer demand for our products could materially adversely affect our financial condition and results of operations.

Demand for our products is largely dependent upon prevailing economic conditions. The recent financial crisis and economic downturn in global markets have impacted, and could further impact, the purchase orders from our distributors. While the global economy has evidenced initial signs of a recovery, the extent of any recovery remains uncertain. In the event the demand for consumer products declines in China as a result of adverse economic conditions globally or in China, demand for our sports products could decrease, which could materially adversely affect our financial condition and results of operations.

We distribute our products mainly through Xidelong retail stores, which are operated by independent third-party distributors and retailers over which we have limited control.

We distribute our products mainly through Xidelong retail stores. Xidelong retail stores are operated by our distributors and offer our products exclusively pursuant to the terms of our distribution arrangements. Some of the stores, however, are operated by third-party retailers selected by our distributors. Because we do not have contractual relationship with these third-party retailers, we have limited control over their operation. We cannot assure you that our current distribution arrangements provide us with sufficient control to ensure the Xidelong retail stores sell our products on an exclusive basis. In addition, if our distributors or third-party retailers fail to provide quality customer service, our brand could become associated with poor customer service, which could damage our brand image and reputation and could have a material adverse effect on our business, results of operations and financial condition. Finally, if distributors experience financial difficulties, they may unilaterally attempt to liquidate their inventory of our products through discounts at their Xidelong retail stores without our approval, which may damage the image and the value of our brand.

Fluctuations in purchase orders from our distributors could materially adversely affect our financial condition and results of operations.

We sell our products to distributors for subsequent resale to consumers. Our distributors generally do not have any contractual obligation to purchase a minimum quantity of our products or at a minimum price. We may need to lower the selling prices of our products at any time due to changing market conditions. Further, the quantities specified by our distributors in their purchase orders may be subsequently adjusted upward or downward on short notice. For instance, due to decreased consumer demand as a result of the global financial crisis, we agreed with certain distributors to reduce their orders in 2008 to prevent excess inventory buildup. If our distributors perform poorly or if we fail to maintain good relationships with our distributors or retain them in our distribution network, our sales, financial condition and operating results may be materially adversely affected.

We rely on our distributors for the expansion of our retail sales network in different regions, but they may not be willing to accommodate the needs of our business plans.

Under our agreements with our distributors, for each designated geographical area or region, we only appoint one distributor instead of multiple competing distributors. This enables us to manage and monitor the distributor and the Xidelong retail stores in the designated region more effectively. As of December 31, 2010, our distribution network consisted of 4,333 Xidelong retail stores covering 30 provinces and municipalities in China. We rely on our existing and new distributors to assist us in exploring new markets for our products and identifying potential locations for new stores. Some of our distributors, however, also distribute other brands of sports and leisurewear products, including brands of our competitors. Although these distributors are required to operate separate retail stores for other brands’ products, we cannot assure you that they will always provide favorable retail store locations and marketing resources to us. We cannot assure you that their expansion would be timely or sufficient in scope to satisfy the needs of our business. Further, to the extent that any distributor for any particular region ceases to cooperate with us for any reason and we are not able to find a suitable replacement distributor for that region in a timely manner, we may lose significant business in that region.

We rely on several large distributors for a significant portion of our sales.

We derive a significant portion of our sales from several large distributors. For 2008, 2009 and 2010, sales to our top five distributors accounted for approximately 43.1%, 46.0% and 37.6%, respectively, of our total revenue. For 2008, 2009 and 2010, sales to our single largest distributor accounted for approximately 12.3, 13.0% and 8.7%, respectively, of our total revenue. We generally enter into distribution agreements with our distributors for a term of three years. Each of our top five distributors has maintained their business relationships with us for more than three years. We cannot assure you that our top distributors will renew their distribution agreements with us on commercially acceptable terms or at all.

Further, our top distributors are not obliged to continue to place orders with us at the same levels as before or at all. We cannot assure you that we will be able to obtain orders from other distributors to replace any such lost sales. Any substantial reduction in purchases from our top distributors, or any failure to renew their agreements with us, may result in a significant loss of sales, and our business, financial condition and results of operation may be materially adversely affected.

Sales of substandard products at discounted prices could have a material adverse effect on our brand name.

Our distributors are required to sell our products at our suggested retail prices. During the years ended December 31, 2008, 2009 and 2010, a number of distributors notified us of certain products with minor deviation from their manufacturing specifications. Because the deviation was harmless and the quantities involved were immaterial, we allowed the distributors and their authorized third-party retailers to sell these products at a discount without affecting our selling prices to such distributors. The levels of discount were decided and approved by us on a case-by-case basis. Increased sales of products with deviation from their manufacturing specifications at discounted prices could damage our brand image. If there are products with more significant deviation from their manufacturing specifications, we may be required to reduce the selling prices of our products to distributors, which would adversely affect our results of operations.

Consolidation of distributors or concentration of retail market share among a few distributors may increase our credit risk and impair our ability to sell our products.

Our distributors place orders for our products in sales fairs organized by us. The sports and leisure footwear, apparel, and accessories retail markets in the PRC are dominated by a few large sports and leisure footwear, apparel, and accessories distributors with many stores. The dominant distributors may increase their market share by expanding through acquisitions or through the establishment of additional stores.

We provide credit terms to our distributors based on our assessment of each distributor’s financial condition. The consolidation of distributors concentrates our credit risk in a relatively small number of distributors and, if any of them were to experience a shortage of liquidity, it would increase the risk of nonpayment of their outstanding payables to us. The loss of, or significant decrease in, sales to these distributors, or their failure to pay us in a timely manner or at all, could materially adversely affect our business, financial condition and results of operations.

In addition, any shifting concentration of market share to a small number of distributors in a particular county or region increases our operational risks. If any one of them substantially reduces their purchases of our products, we may be unable to find a sufficient number of other retail stores for our products to sustain the same level of sales and revenues. Further, the consolidation of distributors could limit our ability to negotiate contract terms in our favor. For example, due to a small number of distributors existing in the industry to whom we can sell our products, our ability to sell products at the price level that we wish to may be adversely affected. If the selling prices to the distributors decrease, our profitability would be adversely affected.

We may be unable to respond to changing market trends and consumer preferences responsively.

Substantially all of our revenue are derived from the sale of sports and leisurewear products, which are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences and our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner.

We sell our products only to distributors and do not receive any reports on their resale of our products to consumers at Xidelong retail stores. We do not accept returns of unsold products from distributors, nor do we track information on a real-time basis with respect to the inventory levels and movements of our products at Xidelong retail stores. We rely on inventory reports submitted by our distributors to identify whether selected products are gaining consumer acceptance. However, such reporting system requires the cooperation of the distributors to report accurately and submit the relevant inventory data to us on a timely basis. If our distributors do not provide accurate and timely inventory data, we are not able to assess accurately whether our sales to distributors track sales of our products to consumers. Further, we are only able to obtain inventory data from the retail stores directly operated by our distributors but not the authorized third-party retailers because we do not have contractual relationships with them. Therefore, we rely on our distributors to monitor inventory levels and overall sales performance of the authorized third-party retailers. If we are unable to track end-consumer sales accurately, we may not be able to assess market trends and preferences, which ultimately could have a material adverse effect on our business and results of operations.

Further, all of our products are subject to changing consumer preferences that we cannot predict with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of performance or other sports footwear or apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs and styles, or influencing sports and fitness preferences through vigorous marketing, we could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on our results of operations and financial condition.

Increases in labor, raw material and other production costs in the PRC could materially adversely affect our profitability.

The sportswear manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs, including our own manufacturing and outsourcing costs, will likely increase. This may in turn affect the selling prices of our products, which may then affect the demand of such products and thereby adversely affect our sales, financial condition and results of operations. Increases in costs of raw materials and components, such as cotton, natural and synthetic leather and semi-finished rubber soles; and increases in other production costs, such as electricity costs, may have similar adverse effects, particularly if we are unable to identify and employ other appropriate means to reduce our costs of production.

We purchase all of our raw materials on an order-by-order basis with suppliers. The prices of certain of our key raw materials, such as synthetic leather, are subject to factors beyond our control, such as fluctuations in crude oil prices. We may also experience difficulty in obtaining other acceptable quality materials on a timely basis, and our procurement costs may increase due to increased demand or other factors. We may not be able to pass on the increased costs to our customers by increasing the selling prices due to competitive pressure in the markets. In such circumstances, our business, financial condition and results of operations may be adversely affected.

Interruptions in the supply of raw materials and components could adversely affect our business, financial condition and results of operations.

Our manufacturing operations depend on adequate supplies of raw materials and components. We purchase a large portion of our raw materials and components from a small number of suppliers. For 2007 and 2008, our standard supply agreements were for one year. Starting from 2009, such agreements have been extended to two years. Most of our raw materials suppliers are located in Quanzhou, which is adjacent to our production facility in Jinjiang. Our contractual relationships with most of our suppliers have been in place since 2004. For 2008, 2009 and 2010, our top five raw material suppliers and contract manufacturers accounted for approximately 40.4%, 43.7% and 45.8%, respectively, of our total purchases from raw material suppliers and contract manufacturers. During the same periods, our single largest supplier accounted for approximately 9.9%, 9.6% and 10.9%, respectively, of our total purchases. We cannot assure you that our top suppliers will continue to deliver raw materials or components to us in a timely manner or at acceptable prices and quality, or at all. Any disruption in supply of raw materials or components from our suppliers may adversely affect our business, financial condition and results of operations.

We rely on third-party contract manufacturers for a portion of our footwear production and all of our apparel and accessories production.

We outsource the production of a portion of our footwear and all of our apparel and accessories to contract manufacturers. For 2008, 2009 and 2010, our single largest contract manufacturer of footwear accounted for approximately 40.8%, 37.9% and 37.5%, respectively, of our total purchases of footwear. For 2008, 2009 and 2010, our single largest contract manufacturer for apparel and accessories accounted for approximately 15.7%, 17.7% and 14.7%, respectively, of our total purchases of apparel and accessories. For 2008, 2009 and 2010, our top five contract manufacturers for apparel and accessories accounted for approximately 57.1%, 64.3%, and 56.1%, respectively, of our total purchases of apparel and accessories.

We do not have any long term contracts with these contract manufacturers. As such, we may be unable to renew these contracts when they expire on commercially acceptable terms, or at all. Contract manufacturers may unilaterally terminate our supply contracts or increase their prices. As a result, we are not assured of an uninterrupted supply of footwear, apparel and accessories of acceptable quality or at acceptable prices from our contract manufacturers. We may not be able to offset any interruption or decrease in supply of our products by increasing production at our own production facilities due to capacity constraints, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner at commercially acceptable terms, or at all. Any disruption in our supply of products from contract manufacturers may adversely affect our business and could result in loss of sales and increase in production costs, which would adversely affect our business and results of operations.

Failure to effectively promote or maintain the Xidelong brand may adversely affect our business and results of operations.

The image of the Xidelong brand is an important factor in influencing consumer preferences and building brand loyalty. Promoting and maintaining the Xidelong brand is therefore crucial to our success and growth within the PRC sportswear market. We have a branding and promotional department that deals mainly with media arrangements, sponsorships and other endorsement activities. For 2008, 2009 and 2010, we spent approximately 11.5%, 11.9% and 11.7%, respectively, of our annual revenue on advertising and promotional activities.

We use a variety of media, such as television, newspapers, magazines, the Internet and outdoor billboard displays to build both regional and national brand recognition. We have incurred and expect to continue to incur significant costs and expenses arising out of our brand-building activities, including sponsorships and increased advertising in regional and national newspapers, magazines, the Internet, television and billboard displays. These activities may not be successful in building the goodwill and profile of our brand.

We also collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand. Our brand is therefore partly dependent on the public perception of these individuals, over which we have no control. Any negative publicity, whether in the PRC or abroad, in relation to our brand or our brand representatives could have an adverse effect on the public’s perception of our brands. These negative publicity could arise from poor performance by our endorsers in their fields, our failure to continue to identify correctly promising athletes and/or celebrities to use and endorse our products, or our failure to enter into endorsement arrangements with prominent athletes and sports organizations.

If we are unsuccessful in promoting our Xidelong brand among its targeted consumer groups, the goodwill and consumer acceptance of our Xidelong brand may be eroded, and our business, financial condition, results of operations and prospects may be adversely affected.

Our sales may be affected by seasonality, weather conditions and a number of other factors.

All of our products are sold to distributors for subsequent resale to consumers in the PRC. Generally, PRC consumers’ spending behavior is stable year-on-year but varies seasonally, particularly during the Chinese New Year in early spring, the Labor Day holiday in early May, the summer months and the National Day holiday in early October.

We experience moderate fluctuations in our aggregate sales volume during the year. Historically, revenues in the third and fourth fiscal quarters have slightly exceeded those in the first and second fiscal quarters. However, sales of individual products may vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and accessories. In addition, unexpected and abnormal changes in climate may affect sales of our products that are timed for release during a particular season. For example, many regions of China experienced an extended winter season from 2008 to 2009, which adversely affected the delivery schedules to our distributors and the sales volumes of our spring and summer collections in the first quarter of 2009. Fluctuations in our sales may also result from a number of other factors, including:

•	the timing of our competitors’ launch of new products;

•	the timing of international and domestic sports events;

•	consumer acceptance of our new and existing products;

•	the size of the overall sportswear industry;

•	economic and demographic conditions that affect consumer spending and retail sales; and

•	the timing and purchase decisions of our distributors.

As a result, we believe that comparisons of our operating results between any interim periods may not be meaningful and that these comparisons may not be an accurate indicator of our future performance.

Our operations may be disrupted for reasons beyond our control, and our business, financial condition and results of operations may be adversely affected as a result.

Our manufacturing operations could be disrupted for reasons beyond our control. The causes of disruptions may include extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions or environmental issues. Any significant disruption to our operations could adversely affect our ability to make and sell products, the productivity and profitability of our manufacturing facilities, our business, financial condition and results of operations, and the operations of our distributors.

In May 2008, Wenchuan County of Sichuan Province, a region that is approximately 360 kilometers away from Chongqing City, suffered an earthquake with an 8.0 magnitude on the Richter Scale. As a result of the earthquake, 87 retail stores of our distributors were closed. We cannot assure you that we will not suffer any further losses in the future as a result of similar events that are beyond our control.

We have a limited operating history, and our historical financial information may not be indicative of our future performance.

Our business began when XDLong Fujian was established in September 2001. We therefore have a limited history of operation and our historical financial information may not necessarily reflect our future results of operations. There also may not be a sufficient basis to evaluate our future prospects.

In particular, since the commencement of our apparel business in 2003, we have outsourced all of our apparel production to contract manufacturers. We have a limited operating history in the sale and marketing of apparel. As a result, the historical operating results of our apparel business may not provide a meaningful basis for evaluating the performance of our apparel business going forward and may not be indicative of our future performance.

If we are unable to increase our production capacity due to our internal production constraints or our inability to locate suitable contract manufacturers with sufficient production capacity of their own, our operating results may be adversely affected.

We manufacture a significant portion of our footwear at our production facility in Jinjiang. We outsource the manufacturing of a portion of our footwear and all of our apparel and accessories to contract manufacturers. Although we produce a portion of our footwear products in our own production facility, we expect to continue to rely on contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories. Therefore, our ability to continue to increase our sales depends on the successful expansion of our footwear production capacity at our production facility and the availability of contract manufacturers with sufficient production capacity of their own. If we are unable to continue to increase our internal production capacity or engage suitable contract manufacturers, our operating results may be adversely affected.

We may not be able to continue to grow at the same pace or manage our growth effectively.

We have been expanding our business rapidly and intend to continue to do so either through organic growth or through acquisitions and investments in related businesses as we deem appropriate. Such expansion may place a significant strain on our managerial, operational and financial resources. Further, we have no prior experience in engaging in the management and operation of retail stores or retail business. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing our growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. We cannot assure you that our personnel, procedures and controls will be managed effectively to support our future growth adequately. Failure to manage our expansion effectively may affect our success in executing our business plan and adversely affect our business, financial condition and results of operation. In addition, our growth in percentage terms may slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

We may not be successful in implementing our expansion plans and may be unable to secure sufficient funding for such plans to further grow our business.

Our expansion plans will require us to increase investments in, and devote significant resources to, our brand promotion efforts, internal production capacities, research and design capabilities and the Xidelong sales distribution network operated by our distributors. If we fail to implement our future expansion plans, we may not achieve our growth target. Furthermore, our ability to obtain adequate funds to finance our expansion plans depends on our financial condition and results of operations, as well as other factors that may be outside our control, such as general market conditions, the performance of the PRC sportswear industry, and political and economic conditions in China. If additional capital is unavailable, we may be forced to abandon some or all of our expansion plans, as a result of which our business, financial condition and results of operations could be adversely affected.

Loss of any key executive personnel or any failure to attract such personnel in the future will adversely impact our business and growth prospects.

Our future success will depend on the continued service of our senior management. In particular, Mr. Lin Shuipan, chairman of the board and chief executive officer, has over 15 years’ experience in the sportswear industry and is responsible for our overall corporate strategies, planning and business development. His experience and leadership is critical to our operations and financial performance. We do not maintain any “key-man” insurance policy. If we lose the services of Mr. Lin or any of our key executive personnel and cannot replace them in a timely manner, such loss may reduce our competitiveness, and may adversely affect our financial condition, operating results and future prospects. In addition, our success depends significantly on other personnel and, in particular, our team of designers. Other international and domestic competitors may be able to offer more favorable compensation packages to recruit personnel whom we consider desirable. Our continued success will depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to attract, assimilate or retain the personnel whom we need. Our staff expenses in relation thereto may increase significantly. This may adversely affect our ability to expand our business effectively.

Failure to develop technically innovative products could adversely affect our competitiveness.

While design and aesthetics of our products are important factors for consumer acceptance of our products, technical innovation in the design of footwear, apparel, and sports equipment is also essential to the commercial success of our products. Research and development plays a key role in technical innovation. We rely upon specialists in the fields of biomechanics, exercise physiology, engineering, industrial design and related fields, and other experts to develop cutting edge performance products. While we strive to produce products that help reduce injury, enhance athletic performance and maximize comfort, our failure to introduce technical innovation in our products could result in a decline in consumer demand for our products.

Our research and development capabilities may be adversely affected if we are unable to renew the technology cooperation agreement with the China Institute of Sport Science.

One element of our growth strategy is to continue to design and manufacture products through further investment in product design and research and development initiatives. We primarily rely on the China Institute of Sport Science for such research and development initiatives. Our technology cooperation agreement with the China Institute of Sport Science expires in October 2011, and we may renew such agreement only upon mutual agreement of both parties. We cannot assure you that the China Institute of Sport Science will agree to renew the agreement, nor can we assure you that after renewal, the China Institute of Sport Science will comply with the terms and conditions of the agreement and the renewal provisions. If we do not renew the agreement or if the China Institute of Sport Science does not honor the terms of the agreement for any reason, our research and development capabilities may be adversely affected. This could in turn have an indirect adverse effect on our results of operations and financial condition.

We may be involved in litigation on intellectual property infringement or other litigation or regulatory proceedings, which could adversely affect our reputation, financial condition and results of operations.

We may design products with elements that may inadvertently infringe the copyright or other intellectual property rights of other parties, as a result of which they may initiate litigation or other proceedings against us. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings may be uncertain. Furthermore, our reputation may be adversely affected.

We may be subject to other lawsuits and regulatory actions relating to our business from time to time. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse impact on our business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management’s attention from our operations and result in substantial legal fees.

If we are unable to protect adequately our intellectual property, we may be involved in legal proceedings, which could be expensive and time consuming, and consumers may shift their preference away from our products.

We believe that our trademarks, patents, and other intellectual property rights are important to our brand, success and competitive position. We consider the “” (Xidelong) and ““ trademarks to be among our most valuable assets, and we have registered these trademarks in the PRC. In addition, we own other trademarks that we use in marketing our products. We periodically discover products that we believe are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. We may pursue litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. If we are unsuccessful in challenging a party’s products based on trademark or design or utility patent infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. The actions we take to establish and protect trademarks, patents, and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products on grounds of violations of proprietary rights.

Changes in environmental laws and regulations in the PRC may result in additional capital expenditures.

Our production facility is located in Jinjiang and is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing that may generate industrial waste to adopt effective measures to control and properly dispose of such waste. The relevant administrative department for environmental protection can levy fines for any violations of such environmental laws or regulations. For material violations, the PRC government may suspend or close any or all of our operations. There can also be no assurance that the PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulation. Compliance with any of these additional or stricter laws or regulations may cause us to incur additional capital expenditure, which we may be unable to pass on to customers through higher prices for our products.

We contract with third party contract manufacturers and raw material suppliers and do not exercise any control over the operations of our contract manufacturers or suppliers. We are therefore not able to ensure their compliance with the applicable environmental laws. If our contract manufacturers or suppliers violate any applicable laws, we may be named as a defendant in related legal proceedings and incur costs and resources in defending ourselves. Any resulting negative publicity may also damage our brand and harm our brand building efforts. Our business and results of operations may be adversely affected as a result.

Our current insurance coverage may not be sufficient to cover the risks related to our operations.

Our operations are subject to hazards and risks normally associated with manufacturing operations, which may cause damage to persons or property. Currently, we maintain insurance policies for damage to real property and for employer liability for personal injury of employees. We are not required under PRC law to maintain, and we do not maintain, any product liability insurance. If we were found liable for any product liability claim, we may be required to pay substantial damages. Even if we were successful in defending such a claim, we may incur substantial financial and other resources in defending such a claim. Under such circumstances, our financial results will be adversely affected. Depending on the outcome of any such claim, the reputation of our Xidelong brand may also be adversely affected. Further, we do not maintain business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. The occurrence of any of these events may result in interruption of our operations and subject us to significant losses or liabilities. Any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

Because the construction of our production facility in Jinjiang was not in full compliance with PRC laws and regulations, we may be subject to fines and other penalties.

Pursuant to the State-owned Land Use Right Transfer Contract for the grant of land use rights for the production site in Jinjiang, XDLong Fujian was required to commence construction by February 28, 2006. However, XDLong Fujian did not commence construction by such date because we decided to construct its production facilities on another larger parcel of land owned by XDLong China. Currently, we have planed to construct additional facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of Exceed has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

Management based its conclusion on the fact that the local government has been advised that we intends to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction. Consistent with the objectives of the local government, the construction of the additional facilities in the Jinjiang area will inject capital into the local economy and result in an expansion of our local workforce.

The land covers an area of approximately 15,000 square meters and XDLong Fujian paid approximately RMB531,000 of land grant fees to the government. If the local government repossesses the land, we will lose our land use rights over the land and we will not be able to recover the land grant fees previously paid to the government. In addition, we will not be able to construct additional facilities on the land to implement our expansion plans.

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

As a result of the global financial downturn that began in 2008, banks and other financial institutions tightened lending to businesses. As a result, businesses experienced difficulties in obtaining credit at commercially acceptable terms, or at all. While we obtained new bank borrowings of RMB90.5 million in 2009 and RMB18.0 million in 2010, we cannot assure you that we will continue to be able to obtain additional funding when the need arises. If we are unable to obtain new credit facilities and are unable to finance our liquidity or working capital requirements through cash flows from operating activities or other sources, our financial condition and results of operations could be adversely affected.

Our risk management and internal control systems improvements may not be adequate or effective, which could adversely affect our business, financial condition and results of operations.

We have established risk management and internal control systems consisting of relevant organizational frameworks, policies, procedures and risk management methods that we believe are appropriate for our business operations, and we seek to continue to improve such risk management and internal control systems from time to time. However, due to the inherent limitations in the design and implementation of risk management and internal control systems, we cannot assure you that our risk management and internal control systems will be sufficiently effective in identifying and preventing all such risks.

In addition, as some of our risk management and internal control policies and procedures are relatively new, we may need to establish and implement additional risk management and internal control policies and procedures to improve further our systems from time to time. Our risk management and internal control systems also depend on their implementation by our employees, and we cannot assure you that such implementation will not involve any human errors or mistakes. If we fail to timely adapt and implement our risk management and internal control policies and procedures, our business, results of operations and financial condition could be materially adversely affected.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was ineffective for our fiscal years ended December 31, 2009 and December 31, 2010. The material weakness we identified as of December 31, 2009 was the interpretation of contingent issuable shares under International Accounting Standard (“IAS”) 33. The material weakness we identified as of December 31, 2010 was the interpretation and application of IAS 33 related to the granting of restricted stock in our calculation of earnings per share. For a detailed description of the material weakness and our remediation efforts and plans, see “Item 15 — Controls and Procedures.”

We are in the process of implementing measures to resolve these material weaknesses and improve our internal and disclosure controls. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes−Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes−Oxley Act and other requirements going forward.

Risks Relating to the PRC

Our future performance is dependent on the PRC economy and the PRC consumer market in particular.

We derive all of our revenue from sales of our products in the PRC. The success of our business depends on the condition and growth of the PRC consumer market, which in turn depends on macro-economic conditions and individual income levels in the PRC. There is no assurance that projected growth rates of the PRC economy and the PRC consumer market will be realized under the current economic situation. Any future slowdowns or declines in the PRC economy or consumer spending may adversely affect our business, operating results and financial condition. We believe that consumer spending habits may be adversely affected during a period of recession in the economy or that uncertainties regarding future economic prospects could also affect consumer spending habits, all of which may have an adverse effect on certain enterprises operating within the consumer and retail sectors, including us. The consumer and retail market may be affected by the changing operating conditions in the PRC. With accession of the PRC to the World Trade Organization, or WTO, changes and developments in the consumer and retail market may be volatile and unpredictable. For instance, the reduction in tariffs on foreign products after the liberalization of the PRC market and further entry of international brands may intensify the competition in the PRC market. This may have a material adverse impact on our business, operating results and financial condition.

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

Before the adoption of reforms and open door policies beginning in 1978, China was primarily a planned economy. Since then, the PRC government has been reforming the PRC’s economic system, and in recent years, has begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the PRC government still owns a significant portion of the productive assets in the PRC, economic reform policies since the late 1970s have emphasized autonomous enterprises and the utilization of market mechanisms, especially where these policies apply to non-state-owned businesses such as our Company. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have an adverse impact on our current or future business, results of operations or financial condition.

Among others, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related legislations require more benefits to be provided to employees, such as increases in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which could have an adverse impact on our current or future business, results of operations or financial condition. Additional changes in the PRC’s political, economic and social conditions, laws, regulations and policies could have an adverse effect on our business, results of operations or financial condition.

Failure to comply with the State Administration of Foreign Exchange regulations relating to registration of interests before the establishment of offshore special purpose companies by our beneficial owners may adversely affect our business operations.

On October 21, 2005, the State Administration of Foreign Exchange, or SAFE, issued a public notice that became effective on November 1, 2005. The notice requires PRC residents to register with the local State Administration of Foreign Exchange branch before establishing or controlling any company, referred to in the notice as an “offshore special purpose company,” outside of the PRC for the purpose of capital financing (the “No. 75 SAFE Initial Registration”). Besides that, an alteration registration shall be filed after completing an investment in or acquisition of any operating subsidiaries in the PRC, which we refer to herein as a “round-trip investment,” and any change of shareholding or any other material capital alteration in such offshore special purpose company involving a round-trip investment shall also be filed within 30 days from the date of shareholding transfer or capital alteration. The registration conducted under the above two situations is defined as the “No. 75 SAFE Alteration Registration.”

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

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are denominated in Renminbi, which is currently not freely exchangeable. The PRC government controls the convertibility of the Renminbi into foreign currencies. Under the rules promulgated under the PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and operation-related expenditures, may be made in foreign currencies without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions. These transactions must be approved by or registered with the PRC State Administration of Foreign Exchange and repayment of loan principal, distribution of return on direct capital investment and investments in negotiable instruments are also subject to restrictions. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China.

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

Our Company is a holding company incorporated in the British Virgin Islands and relies principally on dividends paid by operating subsidiaries in the PRC for cash requirements, including the funds necessary to service any debt we may incur. Applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards, which differ in many aspects from generally accepted accounting principles in other jurisdictions. Based on PRC accounting standards, our PRC subsidiaries are also required to set aside a certain percentage of their after-tax profit each year to their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations, which are not available for distribution as cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net income to us, whether in the form of dividends, loans or advances. Further, if any of our subsidiaries incurs debt in their own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to our Company. Any limitation on the ability of our subsidiaries to pay dividends could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Any changes in PRC policies on enterprise income tax may adversely affect our ability to pay dividends and our financial condition.

Our subsidiaries may trigger withholding tax requirements in the future under the PRC Enterprise Income Tax Law and the Rules on the Implementation of Enterprise Income Tax Law of the PRC, or Implementation Rules, depending on their classification as a PRC or non-PRC tax resident enterprise. Under the PRC Enterprise Income Tax Law and Implementation Rules, dividend and profit distribution by a “resident enterprise” to a “non-resident enterprise” will be subject a withholding tax rate of 5% if the latter is a Hong Kong company and a withholding tax rate of 10% if the latter is a British Virgin Islands company. In contrast, qualified dividend and profit distribution from equity investment between “PRC tax resident enterprises” are exempt from withholding tax and income tax. Among other things, “qualified dividend and profit distribution” include investment income derived by a PRC tax resident enterprise from the direct investment in other PRC tax resident enterprises, other than investment income from circulating stock issued publicly by PRC tax resident enterprises and traded on stock exchanges where the holding period is less than 12 months. “

Under the PRC Enterprise Income Tax Law, “non-resident enterprises” are enterprises that do not have an establishment or place of business in the PRC, or that have establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. If an enterprise incorporated outside of the PRC has “de facto management organization” within the PRC, it may be recognized as a “resident enterprise” and may be subject to a 25% enterprise income tax on its worldwide income. According to the Implementation Rules, “de facto management organization” means the institution that materially and comprehensively manages and controls the enterprise’s business, personnel, finance and assets. Given the short history of the tax law and the Implementation Rules, the way for an enterprise to qualify for tax exemptions remains unclear. Our ability to pay dividends and our financial condition may be adversely affected as a result of the new tax law and other changes in PRC policies and regulations on dividend distributions, withholding tax, and enterprise income tax.

All of our management is currently substantially based in the PRC and may remain in the PRC after the new tax law takes effect. Therefore, we may be treated as a PRC resident enterprise for purposes of the new tax law. The tax consequences of such treatment are currently unclear as they will depend on the implementation regulations and on how local tax authorities apply or enforce the new tax law or the Implementation Rules.

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

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and the Renminbi will affect our financial results in U.S. dollars terms without affecting our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

An outbreak of the H1N1 swine flu, H5N1 strain of bird flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS) or any other similar epidemic may, directly or indirectly, adversely affect our operating results.

The recent outbreak of the H1N1 swine flu in North America and Europe has caused governments to take measures to prevent spread of the virus. In addition, there have been reports of swine flu cases in Asia. If the H1N1 virus further spreads in Asia, including China, epidemic could negatively affect the Asian economy. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in China. China encountered epidemics such as SARS and incidents of the Avian Flu, which is spread through poultry populations, and is capable in certain circumstances of being transmitted to humans, causing death. If any of our employees are identified as a possible source of swine flu, the Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting operations. An outbreak of swine flu or a recurrence of an outbreak of SARS, Avian Flu or any other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

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

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In March 2007, SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options and/or restricted share units under our equity incentive plans are subject to the Stock Option Rule. We and our employees intend to make such application and complete all the requisite procedures in accordance with the Stock Option Rule. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of the Stock Option Rule, and we can not assure you that we can complete all the procedures in a timely manner. If SAFE or other PRC governmental authorities determine that we or our PRC employees have failed to comply with the provisions of the Stock Option Rule, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our business operations.

Risks Related to Investment in our Ordinary Shares

The market price for our ordinary shares may be volatile.

The trading price of our ordinary shares may be subject to fluctuations. During the period from October 13, 2009, the first day on which our ordinary shares were listed on the NASDAQ Capital Market, and were transferred and being traded on the NASDAQ Global Market and NASDAQ Global Select Market on June 28, 2010 and January 3, 2011, respectively. Until April 4, 2011, the trading prices of our ordinary shares ranged from $5.88 to $13.69 per ordinary share and the closing sale price on April 4, 2011 was $7.28 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to fluctuations in response to factors including the following:

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offerings in the future, you may be unable to participate in such offerings and may experience dilution in your holdings.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the British Virgin Islands. We conduct our operations in the PRC and substantially all of our assets are located in the PRC. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within the PRC, and most of the assets of these persons are located within the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against any one of these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders that are obviously unreasonable may be declared null and void. There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles of association. Shareholders are entitled to have the affairs of us conducted in accordance with the general law and the memorandum and articles.

Item 4.	INFORMATION ON THE COMPANY
A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were established in China as Xdlong Fujian in September 2001. In January 2002, we began designing, manufacturing and selling footwear under the “” (“Xidelong”) brand name in a rented production facility in Jinjiang. In 2003, we began designing and selling Xdlong apparel and accessories. Our products are designed for consumers interested in performance sportswear and lifestyle leisurewear products.

In March 2007, we established our own production facility in Jinjiang. The facility currently has nine production lines, each with a designed production capacity of approximately one million pairs of footwear per year. In 2008, 2009 and 2010, we manufactured 7.0 million, 9.7 million and 7.9 million pairs of footwear, respectively, at our production facility. As of December 31, 2010, we had 22 distributors who operated 4,333 Xdlong retail stores located in 30 provinces and municipalities in China.

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

On October 20, 2009, 2020 merged with and into Exceed, with Exceed being the surviving entity. On October 21, 2009, Exceed acquired all of the outstanding securities of Windrace from its shareholders, resulting in Windrace becoming a wholly-owned subsidiary of Exceed. The merger of 2020 with and into Exceed resulted in the redomestication of 2020 to the British Virgin Islands on October 21, 2009 and Exceed, the surviving entity following the merger, became a foreign private issuer. Prior to the business combination with Windrace, neither 2020 nor Exceed had an operating business.

Our principal executive offices are located at Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. Our telephone number is (852) 3669 8105.

B.	BUSINESS OVERVIEW

We design, develop and wholesale footwear, apparel and accessories under the “” (“Xidelong”) brand name and the “” trademark. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 46.9%, 52.0% and 1.1%, respectively, of our total revenue in 2010. Our primary footwear is running footwear, which represented 17.6% of our total revenue in 2010. We believe the market for sportswear products similar to ours has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

We focus primarily on second and third tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. Our target customers are between 15 to 35 years old. We plan to increase our penetration in those areas using a middle-market pricing strategy. We also aim to expand our geographical presentation and establish regional leadership, particularly in Southwest China and Northwest China.

We place great emphasis on the comfort and functionality of our products. We tailor our sports and leisure footwear, especially running footwear, to the needs of Chinese consumers. The China Institute of Sport Science, which is the research center established by the General Administration of Sport of China and China’s first government agency engaging in research of sport science, has selected us exclusively to collaborate on research and development efforts in China. Under our agreement with the China Institute of Sport Science, we are required to pay an annual fee to the China Institute of Sport Science for its assistance in the research and development of technologies for our sports footwear and apparel and its promotion of the technology content of our products. In addition, we have the exclusive right to use the endorsement, “The Strategic Partner of the China Institute of Sport Science,” on our products and the first right to use the know-how developed through our collaboration with the China Institute of Sport Science. As its exclusive partner, we allow the China Institute of Sport Science to use our research and development facilities in Jinjiang. We believe that combined with our current strengths and market position, our footwear, especially running footwear, presents the largest growth potential in the sports and leisure footwear sector in China. Our commitment to the comfort and quality of our footwear for each individual is represented by our slogans used in our promotional campaigns such as “ The Foot Knows Comfort, ” “ Run Freely ” and “ Respect Yourself. ”

We distribute our products mainly through Xidelong retail stores, which sell our products exclusively. We derive all of our revenue from sales to our distributors that operate, either directly or indirectly through third parties, the Xidelong retail stores that sell our products. These distributors may also engage authorized third-party retailers to operate Xidelong stores. We have contractual relationship only with our distributors, not any authorized third-party retailers. We believe that the sale of our products through distributors has enabled us to grow by leveraging on their regional retail expertise and economies of scale. We provide our distributors retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail stores grew from 3,277 as of December 31, 2008 to 4,333 as of December 31, 2010, representing a CAGR of 15.0%.

We manufacture some of our products in our production facility in Jinjiang, and the remaining through third-party contract manufacturers. Our production facility has a gross floor area of approximately 66,102 square meters. We have nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During 2008, 2009 and 2010, we outsourced a portion of our footwear production and all of our apparel and accessories production to third-party contract manufacturers. All of our products, whether manufactured in house or outsourced to third-party contract manufacturers, undergo testing by our stringent quality control system before being distributed for retail sale. For 2008, 2009 and 2010, approximately 47.8%, 39.2% and 55.2%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. Such percentages increased in 2010 primarily due to our efforts to balance the mix between in-house production and outsourced manufacturing. Increased in-house production gives us more control over production process and allows us to reduce costs, while outsourced manufacturing allows us to avoid shortage or excessive of labour if the demand is fluctuated.

Brand and Products

Xidelong brand

We market our products under the “” (“Xidelong”) brand name and the “”trademark. We use the Chinese promotional slogan “Respect Yourself” to market our products, which is designed to symbolize our emphasis on individualism.

In June 2006, our “Xidelong” brand name was recognized as “China’s Well-Known Trademark” by the Hubei Province Jingzhou City Intermediate People’s Court.

To achieve consistency in our brand image, we set management and operational guidelines for all distributors to follow at the Xidelong retail stores. Those guidelines include inventory control, pricing and sales procedures, product and window display requirements and customer service standards.

Products

We have three principal products: (i) footwear, (ii) apparel and (iii) accessories.

The table below sets forth our current main products under each product category:

Footwear	Apparel	Accessories
• Running	• Sports tops	• Bags
• Leisure	• Pants	• Socks
• Basketball	• Jackets	• Hats
• Skateboarding	• Track suits	• Caps
• Canvas	• Coats
• Tennis
• Outdoor

Business Model

The diagram below illustrates our business model:

Product design, research and development
Our design team at the research and development center formulates new designs for footwear and apparel, and tests prototype designs. We carry out other research and development activities at our research and development center.

Sales Fairs	We display samples of our new products at sales fairs held three times each year and take orders for our new products.

Purchase orders from distributors	At the sales fairs, distributors place purchase orders for new products.

Raw materials and components procurement	Based on the purchase orders received at the sales fairs, our purchasing team procures the requisite quantity of raw materials and components. Raw materials and components undergo our quality control.

Production	The footwear production department carries out the production plan.

Outsourcing	We outsource some of our footwear and all of our apparel and accessories production to contract manufacturers.

Quality Control	We sample and check finished goods against our quality and performance standards at the science and technology laboratory located in the research and development center.

Distribution Management
We deliver our products to distributors. We then monitor and oversee their operations of the Xidelong retail stores. We work with them to renovate the Xidelong retail stores, achieve performance targets and expand the sales distribution network.

 Production

Our production facility focuses on the production of higher-priced running and basketball footwear, which incorporates our proprietary intellectual property and technology. Located in Jinjiang, the facility has an aggregate gross floor area of approximately 66,102 square meters and was established in March 2007. Prior to that, we carried out our production activities in a rented production facility in the same region. As of December 31, 2010, our production facility had 1,955 full time production staff.

Our production capacity has been increasing steadily. Previously, for the year ended December 31, 2005, we operated five production lines occupying an aggregate gross floor area of 6,000 square meters, with a production capacity of approximately five million pairs. After the establishment of our facility in March 2007, we increased our production lines to seven production lines with an annual production capacity of approximately seven million pairs. In June 2008, we further increased our production lines to nine production lines with an annual production capacity of approximately nine million pairs. The utilization rates of our production facility for 2008, 2009 and 2010 were approximately 78%, 100% and 88%, respectively.

Production process

Footwear
The following diagram illustrates the production process for our footwear:

Raw materials procurement
We procure raw materials such as natural and synthetic leather, nylon, canvas, rubber and plastics for our manufacturing requirements. We also recommend raw materials suppliers to our contract manufacturers for their production of our outsourced footwear and to component subcontractors for their production of our footwear components.

Preparation and processing of raw materials	Our quality control department inspects and tests raw materials for processing. Our quality control department also inspects and tests components supplied by component subcontractors.

Sewing and stitching	Our footwear production department sews and stitches individual parts created from raw materials and components sourced from component subcontractors.

Shaping and assembly of soles	Our footwear production department manufactures the upper soles and midsoles of the footwear and assembles them together.

Assembly	Our footwear production department assembles all unfinished parts. The assembly process includes gluing the soles to the body of the shoe and pressing and drying the products.

Quality Control	Finished footwear undergoes our quality control tests.

Packaging	We package our finished products according to customer orders.

Apparel and accessories

We outsource the production of all our apparel and accessories to contract manufacturers in the PRC. See “Outsourcing.”

Our apparel business department handles matters relating to outsourcing such as the selection and appointment of contract manufacturers and the contracts with contract manufacturers.

Outsourcing

In 2008, 2009 and 2010, we outsourced a portion of our footwear, generally products with lower technology content, and all of our apparel and accessories to third-party contract manufacturers. We outsource our footwear production when production capacity is at or near full capacity.

Contract manufacturers only carry out production activities and do not conduct product design for us. We provide our contract manufacturers with the designs and specifications of our products. We actively protect our intellectual property rights from unauthorized use by our contract manufacturers. Our trademarks are registered, and we engage the appropriate legal services and assistance to ensure that our trademarks are effectively protected and enforced against any unauthorized use.

We select and evaluate our contract manufacturers carefully. We assess contract manufacturers on an annual basis based on factors such as their product quality and ability to meet production orders on a timely basis. All of our contract manufacturers are independent third parties and are located in Fujian province. We have not terminated our contractual relationships with any of our contract manufacturers of footwear during the term of the agreements. However, there have been some incidents of contract termination with our contract manufacturers of apparel and accessories. When this occurs, we have been able to appoint replacement contract manufacturers readily due to the large number of replacement contract manufacturers from which we can select. See “Risk Factors — We rely on third-party contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories.”

We require our contract manufacturers to comply with our manufacturing standards and specifications. We do not allow contract manufacturers to sub-contract our production orders without prior consent. We subject outsourced products to our quality control procedures. We return defective components or unused components to the relevant contract manufacturers.

We do not oversee the manufacturing operations of our contract manufacturers except to ensure their compliance with our order specifications and quality control. Therefore, we believe that we will not be liable for any violations of applicable laws, rules or regulations with respect to their manufacturing operations.

Procurement

We procure raw materials for our footwear production at our production facility in Jinjiang. The major raw materials used in the production of our footwear products include natural and synthetic leather, nylon, canvas, rubber and plastics. Our raw material suppliers are primarily located in Quanzhou, which is adjacent to Jinjiang. We select raw material suppliers based on our selection criteria, which include product quality, reliability, price, and speed of delivery. We also recommend raw material suppliers to our contract manufacturers for their production of our outsourced footwear. We place orders for raw material requirements only after we receive sales orders at our sales fairs.

We procure semi-finished rubber soles, a key part of our footwear, and other components from component subcontractors. Other than these semi-finished rubber soles and other components, we do not purchase other finished products from component subcontractors. Component subcontractors manufacture semi-finished rubber soles to our specifications. We also recommend raw material suppliers to component subcontractors for their production of our footwear components. We select component subcontractors based on location, product quality, reliability, price, and speed of delivery. Similar to our raw materials suppliers, our component subcontractors are primarily located in Quanzhou. We pay our component subcontractors a subcontracting fee. The subcontracting fees for 2008, 2009 and 2010 were approximately RMB18.5 million, RMB18.8 million and RMB14.4 million (US$2.2 million), respectively.

For 2008, 2009 and 2010, our top five raw material suppliers and contract manufacturers accounted for approximately 40.4%, 43.7% and 45.8%, respectively, of total purchases from raw material suppliers and contract manufacturers. Our single largest supplier accounted for approximately 9.9%, 9.6% and 10.9%, respectively, of our total purchases during the same periods.

Inventory Control and Management

Our inventory consists of raw materials for our footwear production, footwear components and finished products. We keep generally low inventory levels of raw materials and components because we commence production only after receiving confirmed sales orders from our distributors. We have established an inventory management system to monitor inventory levels.

Our policy is to review regularly obsolete inventories based on the age and the expected future salability of a product. In addition, we carry out our physical inventory inspection on a timely basis to identify any obsolete or damaged inventories. We make specific provisions for a damaged item or an item of inventory that has a carrying amount lower than its net realizable value. During 2008, 2009 and 2010, we did not make any provisions for obsolete inventories.

We maintain our finished goods inventory in two warehouses, one for storage of footwear and the other for storage of apparel and accessories. We generally store finished goods according to types of footwear in our warehouses. For 2008, 2009 and 2010, our average inventory turnover were 19, 18 and 10 days, respectively, while our inventory balances at December 31, 2008, 2009 and 2010 accounted for approximately 10.6%, 3.8% and 2.6%, respectively, of our total assets.

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

Raw materials and components quality control

We implement stringent selection criteria for raw material suppliers and component subcontractors as the first step towards maintaining the quality of our products. We randomly test samples of raw materials and components from suppliers and return any goods that do not meet our specifications or standards.

Design prototypes quality control

Before commencing mass production, we test prototype designs for any design or functional issues and the suitability of materials used. We implement test production runs in order to identify and isolate any potential production issues or defects.

Production process quality control

We employ on-site quality control staff to inspect each stage of the production process. Our quality control staff members inspect semi-finished products at two stages, the first being the sewing and stitching stage, where we sew and stitch individual parts together, and the second being the final assembly stage of our footwear where we glue soles to the footwear, and press and dry the footwear. We also require our quality control staff to inspect individual components and semi-finished products to monitor compliance with our internal quality control over the production process standards and measures. These inspection checks provide us with a degree of control whereby we can detect defects during the production process, and take steps to rectify these defects, where appropriate.

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

In December 2005, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC designated our Xidelong footwear and apparel as “State-designated Products Exempted from Quality Inspection.” The products which are named as “Exempted from Inspection” is defined as excellent in quality, and can be deepened the consumers’ trusts and confidence. The enterprise who obtains the “Exemption from Inspection” is outperformed in profession. To obtain the remarkable results, these enterprises use advanced science and technology to improve the product quality, using unremitting effort to strengthen the satisfaction of consumers.

In 2008, we obtained ISO 9001 certification for the design, development and production of our footwear, and the design, development and production management of our apparel.

Sales and Distribution

Our sales operations are managed and coordinated from our headquarters at Jinjiang. As of December 31, 2010, our sales and marketing center comprised a team of 232 staff. The sales department devises and implements policies for our distributors to assist them in operating the Xidelong retail stores, which include policies relating to marketing and promotion, sales management, pricing, recording of sales and human resources.

Sales network

We sell all of our products to distributors for subsequent resale to consumers through Xidelong retail stores. We do not sell products directly to consumers. As of December 31, 2010, our 22 distributors operated 4,333 Xidelong retail stores.

We categorize the Xidelong retail stores as either department store concessions or stand-alone shops. Department store concessions are designated sections of department stores that sell our products. Stand-alone shops are retail shops, usually on the street level. Xidelong retail stores are operated directly by our distributors or indirectly through third parties. Distributors place wholesale orders (which include purchase orders that the distributors secure from authorized third-party retailers) for our products at our sales fairs for retail sale at the Xidelong retail stores. Our top five distributors accounted for approximately 37.6% of our total revenue for 2010.

The following chart illustrates the structure of the sales network for our products:

The Company
Distributorship agreements between the Company and distributors
Distributors
Third party retail store operators
Direct operation
XDLONG retail stores
Consumers

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

Selection of distributors

We select distributors based on a range of criteria that we consider important for the operation of the Xidelong distribution sales network of sportswear retail stores. We do not require our distributors to have any minimum number of years of relevant experience. We assess the suitability of a candidate to be a distributor based on, but not limited to, the following:

•	its relevant experience in the management and operation of sportswear retail stores;

•	its creditworthiness;

•	its ability to develop and operate a network of retail stores in its designated sales region;

•	its ability to meet our sales targets; and

•	the suitability of its store location and size.

We set guidelines for our distributors in respect of the location, store layout and product display of their Xidelong retail stores. Distributors or third-party retailers require our prior approval before opening new Xidelong retail stores. We typically visit potential locations for new Xidelong retail stores with distributors and consider the suitability of such locations before approving a new Xidelong retail store opening.

We also allow our distributors to operate the Xidelong retail stores through third parties. Distributors must obtain our approval before appointing such retail store operators. We do not have direct contractual relationships with the authorized third-party retailers and thus we require our distributors to implement, monitor compliance with and enforce our retail store guidelines on the authorized third-party retailers.

For 2008, 2009 and 2010, sales to our top five distributors accounted for approximately 43.1%, 46.0% and 37.6%, respectively, of our total revenue. During the same periods, sales to our single largest distributor accounted for approximately 12.3%, 13.0% and 8.7%, respectively, of our total revenue.

 Ordering of our products

Our distributors place orders for our products in sales fairs organized by us. Prior to 2008, we organized two major sales fairs each year, usually in March to introduce the autumn/winter collections and in September to introduce spring/summer collections. Beginning in 2008, we organized three sales fairs each year, usually in the first quarter to introduce the autumn collection, in the second quarter to introduce the winter collection and in the third quarter to introduce the spring/summer collections.

We usually introduce our new collections four to six months before the introduction of a new season’s products to consumers. We use the orders collected at the sales fairs to determine production schedules for each season and to plan future sales targets. We then manufacture our products in our production facility or through third-party contract manufacturers. After completion of production, the products are delivered to distributors, which in turn either sell the products directly to consumers or to their respective third-party retailers for eventual sales to consumers. We believe that our streamlined order, production and sales process allows us to manage our raw material procurement and credit exposure, minimize inventory exposure and increase sales.

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

 Promotion and Marketing

Our marketing department handles media arrangements, sponsorships and other endorsement activities. We use a variety of media, such as television, newspapers, magazines, the Internet and outdoor billboard displays to build both regional and nationwide brand recognition. We collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand.

For 2008, 2009 and 2010, advertising and promotional expenses constituted approximately 11.5%, 11.9% and 11.7% of our total revenue, respectively.

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

In 2007, we engaged Professor Sun Yining  to be a brand spokesperson and strategic marketing consultant. Professor Sun is a research member of the Hefei Institute of Intelligent Machines and is a leading scholar on sensor technology and artificial intelligence in the PRC. The appointment of Professor Sun is in line with our objective of establishing us as a manufacturer of sports and leisurewear products with innovative designs and high technological performance.

In 2010, we engaged Singaporean twin sisters Miko Bai Wei-Fan and Yumi Bai Wei-Ling of By2, a popular Taiwan-based musical group, to act as the Company's official product series spokespersons. As part of the agreement, the eighteen-year-old duo have completed an ad campaign for our upcoming apparel line and filmed a television commercial to build awareness of the Xidelong brand; they will continue to participate in a variety of promotional activities going forward. Our first television commercial featuring By2 was launched on China Central Television Channel 5 (CCTV-5) in July 2010. By2 exemplifies the convergence of fashion and sports and we believe that their innovative talent, dynamic personalities and high-energy performances embody our core values of energy and happiness.

Sponsorship and endorsement

We actively seek and are also invited to sponsor various sporting or festive events related to our products. In 2003, we sponsored a “Xidelong Fashion Night” event during China Fashion Week. In 2007, we sponsored a “Xidelong award” at the “Qzone” web design awards. Qzone is a Chinese social networking internet site that is geared toward young designers. In 2008, we sponsored a series of magic shows on the Anhui TV Channel. We believe our sponsorship of these events helped promote and increase awareness of our brand among young designers, students and Internet users.

We also sponsor the “Inter-City” television program, a popular entertainment show featuring athletic challenges aired on channels CCTV-1 and 5. In addition, we have been named the first official partner of the Nationwide “Fitness for All” Sports Campaign. The campaign is jointly organized by the Human Resources Development Center of the General Administration of Sport of China, or the Center, and China Sports Publishing Group, and has been sponsored by XDLong China. In 2009, the State Council of the People's Republic of China implemented regulations on physical fitness, and named August 8 as the annual “Fitness for All” Day in order to enhance the public's enthusiasm for fitness and sporting events. The Nationwide “Fitness for All” Sports Campaign is a charitable, social initiative to promote the development of the sports and fitness industry and the concept of fitness and sporting events. The campaign, which began in June 2010 in Beijing, expanded to hundreds of colleges and universities in China. The campaign focused on developing awareness among future leaders in the college and university student population.

Pricing

We determine the prices of our products based on a variety of factors, including the costs of raw materials and production, market conditions (including the spending power of consumers) and the prices of competitors’ products. We have been able to increase the prices of our products relatively steadily in 2008, 2009 and 2010 without losing market share due to increasing awareness of our brand name, product quality and research and development.

We have adopted a suggested retail price system that is applied nationwide to all retail stores operated by our distributors or third party retailers to maintain brand image and avoid price competition among distributors and third party retailers. In addition, our distributors must obtain our prior written approval before carrying out any promotional events or selling our products (including newly launched products) at a discount. On a case-by-case basis, we permit sales of our products that deviate from their manufacturing specifications at a discount to suggested retail prices to end customers.

Competition

The sports and leisure industry is highly competitive in China. We compete with an increasing number of international and domestic sports and leisure footwear companies, sports and leisure apparel companies, sports accessories companies, and large companies with diversified lines of sports and leisure shoes, apparel and accessories. We expect competition to further intensify due to the entry of new foreign and domestic sports and leisurewear retailers in China and, as a result, we may be required to adjust our prices in response to competitors’ pricing policies. Our ability to maintain or further increase our profitability will primarily depend on our ability to compete effectively by leveraging the following to differentiate us from our competitors: our leading market position in China; our brand recognition and product portfolio; our distributors’ extensive retail distribution network; our experienced management team and our product designs.

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

We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our property, plant and equipment other than land and inventory amounted to approximately RMB158.0 million (US$23.9 million) as of December 31, 2010. We also maintain insurance for inventory of raw materials, work-in-progress and finished goods, covering RMB160.0 million (US$24.2 million).

We do not maintain general product liability insurance for any of our products. Nevertheless, we believe that our practice is in line with the general industry practice in China, as product liability insurance is not required under PRC law. In 2008, 2009 and 2010, we did not receive any material claims from customers or consumers relating to our products.

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. An enterprise can choose to either keep or sell its foreign exchange income under current account to financial institutions authorized to engage in foreign exchange settlement or sales business. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in Renminbi.

Employee Stock Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies.

According to the Stock Option Rule, if a PRC citizen participates in any equity incentive plan of an overseas-listed company, a PRC domestic agent or the PRC related company of such overseas listed company (such as the overseas-listed company itself, its parent company or its subsidiaries or branches in China) must, among others things, file an application with SAFE on behalf of such individual to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This is because PRC citizens may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic agent or the PRC-related company must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic agent also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas bank as trustee to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC citizens from dividends acquired from the overseas-listed company through an employee stock holding plan or stock option plans or sales of the overseas-listed company’s stock acquired through other methods must be fully remitted back to China after deducting the relevant overseas expenses. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the PRC citizen’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If stock options are exercised in a cashless transaction, the PRC option holder is required to remit the proceeds to the special foreign exchange account.

We and our employees who are PRC citizens and individual beneficiary owners or have been granted restricted shares or share options are subject to the Stock Option Rule.

In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities. As of the date of this annual report on Form 20-F, the Company granted 404,086 restricted shares to its non-executive directors, senior management and certain employees

C.	ORGANIZATIONAL STRUCTURE

Exceed is our investment holding company incorporated in the British Virgin Islands and we conduct our operations through our PRC subsidiaries, which are our indirect wholly owned subsidiaries. The following diagram illustrates our significant direct and indirect subsidiaries as of March 31, 2011:

Subsidiaries

The following table sets forth information relating to our direct and indirect subsidiaries as of March 31, 2011:

	Beneficial Ownership Percentage	Jurisdiction of Incorporation
Windrace International Company Limited	100%	Cayman Islands
Windrace Investment Holding Limited	100%	British Virgin Islands
Exceed Brand Management (BVI) Co. Ltd.	50%	British Virgin Islands
Hei Dai Lung Group Company Limited	100%	Hong Kong
Fujian Xidelong Sports Goods Co., Ltd.	100%	PRC
Xidelong (China) Co. Ltd.	100%	PRC

D.	PROPERTY, PLANTS AND EQUIPMENT

XDLong China owns and occupies a parcel of land with an aggregate site area of 38,784 square meters and the buildings constructed above with an aggregate gross floor area of 99,024 square meters. The buildings consist of a production facility, a research and development center, office space, staff quarters, a recreation center and various sports facilities. We have obtained the land use rights certificate in relation to the land and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years beginning on December 25, 2006.

XDLong Fujian owns a parcel of land adjacent to XDLong China, which is within our production complex in Jinjiang. Such parcel has an aggregate site area of 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land must commence by February 28, 2006. However, XDLong Fujian did not commence construction by such date because the Group decided to construct its production facilities on another larger parcel of land owned by XDLong China. Currently, we have planned to construct production facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of Exceed has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

Management based its conclusion on the fact that the local government has been advised that we intends to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction. Consistent with the objectives of the local government, the construction of the additional production facilities in the Jinjiang area will inject capital into the local economy and result in an expansion of our local workforce.

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

Health and Safety Matters

We are required to maintain working conditions of various national and industrial safety standards pursuant to the PRC Production Safety Law and other applicable PRC laws and regulations. We are required to offer education and training programs to our employees regarding production safety. The design, manufacture, installation, use and maintenance of our safety equipment are required to conform with applicable national and industrial standards. In addition, we are required to provide employees with safety and protective equipment that meet national and industrial standards and to supervise and educate them to wear or use such equipment according to the prescribed rules.

We consider the safety of our employees to be a priority. We have implemented internal health and safety policies in the workplace, which are available through our handbook on production safety and security procedures and that incorporate safety laws and regulations in the PRC. We have implemented safety guidelines on production procedures for the safe operation of production equipment and machinery during each stage of the production process. We require our employees to attend occupational safety education training courses on our safety policies and procedures to enhance their awareness of safety issues. We provide and require our employees to wear suitable protective devices to ensure their safety. We also provide employees with free annual medical check-ups.

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

We believe that we are in compliance with all applicable labor and safety laws and regulations in all material respects and have implemented internal safety guidelines and operating procedures. We do not expect the new PRC Labor Contract Law, which became effective in 2008, will have any impact on our business and operations. Since the commencement of our business, none of our employees has been involved in any major accident in the course of their employment and we have never been subject to disciplinary actions with respect to the labor protection issues.

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

Overview

We design, develop and wholesale footwear, apparel and accessories under the “” (“Xidelong”) brand name and the “” trademark. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 46.9%, 52.0% and 1.1%, respectively, of our total revenue in 2010. Our primary footwear is running footwear, which represented 17.6% of our total revenue in 2010. We believe the market for sportswear products similar to ours has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

We focus primarily on second and third tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. Our target customers are between 15 to 35 years old. We plan to increase our penetration in those areas using a middle-market pricing strategy. We also aim to expand our geographical presentation and establish regional leadership, particularly in Southwest China and Northwest China.

We place great emphasis on the comfort and functionality of our products. We tailor our sports and leisure footwear, especially running footwear, to the needs of Chinese consumers. The China Institute of Sport Science, which is the research center established by the General Administration of Sport of China and China’s first government agency engaging in research of sport science, has selected us exclusively to collaborate on research and development efforts in China. Under our agreement with the China Institute of Sport Science, we are required to pay an annual fee to the China Institute of Sport Science for its assistance in the research and development of technologies for our sports footwear and apparel and its promotion of the technology content of our products. In addition, we have the exclusive right to use the endorsement, “The Strategic Partner of the China Institute of Sport Science,” on our products and the first right to use the know-how developed through our collaboration with the China Institute of Sport Science. As its exclusive partner, we allow the China Institute of Sport Science to use our research and development facilities in Jinjiang. We believe that combined with our current strengths and market position, our footwear, especially running footwear, presents the largest growth potential in the sports and leisure footwear sector in China. Our commitment to the comfort and quality of our footwear for each individual is represented by our slogans used in our promotional campaigns such as “ The Foot Knows Comfort, ” “ Run Freely ” and “ Respect Yourself. ”

We distribute our products mainly through Xidelong retail stores, which sell our products exclusively. We derive all of our revenue from sales to our distributors, which operate Xidelong retail stores themselves or engage authorized third-party retailers to operate Xidelong stores. We have contractual relationship only with our distributors, not any authorized third-party retailers. We believe that the sale of our products through distributors has enabled us to grow by leveraging their regional retail expertise and economies of scale. We provide our distributors retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail stores grew from 3,277 as of December 31, 2008 to 4,333 as of December 31, 2010, representing a CAGR of 15.0%.

We manufacture some of our products in our production facility in Jinjiang, and the remaining through third-party contract manufacturers. Our production facility has a gross floor area of 66,102 square meters. We have nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During 2008, 2009 and 2010, we outsourced a portion of our footwear production and all of our apparel and accessories production to third-party contract manufacturers. All of our products, whether manufactured in house or outsourced to third-party contract manufacturers, undergo testing by our stringent quality control system before being distributed for retail sale. For 2008, 2009 and 2010, approximately 47.8%, 39.2% and 55.2%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. Such percentages increased in 2010 primarily due to our efforts to balance the mix between in-house production and outsourced manufacturing. Increased in-house production gives us more control over production process and allows us to reduce costs, while outsourced manufacturing allows us to avoid shortage or excessive of labour if the demand is fluctuated.

Our revenue increased from RMB1,820.3 million in 2008 to RMB2,078.0 million in 2009, and then to RMB2,698.9 million (US$408.9 million) in 2010, representing a CAGR of 21.8%. Such increase was primarily attributable to our business expansion and the increased demand for our products.

Factors Affecting Our Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

Macroeconomic conditions in China and our target markets

All of our revenue in 2008, 2009 and 2010 was derived from sales in China. Our financial condition and results of operations have been dependent upon macroeconomic conditions in China. According to the National Bureau of Statistics of China, the PRC economy grew at a CAGR of 15.0% from 2000 to 2010. We believe the PRC consumer market has significant growth potential. Total retail sales of consumer products, the primary gauge of consumer spending in China, increased by 18.4% from 2009 to 2010 and 15.5% from 2008 to 2009. Consumer spending as measured by total retail sales value grew at a CAGR of 16.3% from 1999 to 2009. With the continued growth in the PRC consumer market, we believe that we will be able to continue to increase the selling prices of our products in the future due to the increased recognition of our brand name, product quality and research and development efforts.

We focus primarily on second and third tier cities in China, particularly in Southwest China and Northwest China, the regions that we believe present the best opportunity for retail sales growth due to rapid urbanization and economic development. Urban consumption is expected to continue to be the primary contributor to consumer consumption in China. According to the National Bureau of Statistics of China, urban retail sales accounted for nearly 84.5% of total retail sales in 2010. We believe that we will be able to continue to capture the retail sales growth opportunities in our target markets.

Consumer demand for sportswear in China

Consumer demand for sportswear in China is one of the key drivers of our revenue. Our success depends on the growth in such demand and the overall growth in the consumer market in China. Statistics published by the General Administration of Sport of China suggest that there is a general correlation between disposable income and sports participation in China. According to the National Bureau of Statistics of China, the PRC per capita annual disposable income of urban households grew at a CAGR of 11.8% from 1999 to 2009, and per capita consumption expenditure of urban residents increased by 6.4% from 2009 to 2010. As the general living standards in China continue to improve, we expect that the consumer demand in China will shift increasingly towards lifestyle-enhancing products, such as sportswear. We believe such trend will increase our sales. We also believe such trend that the 26th Summer Universiade in Shenzhen in 2011 will generate more interest in sports and corresponding consumer demand for sportswear in China. The Universiade is an international multi-sport event staged every two years in a different city. It is organized by the International University Sports Federation for university athletes and viewed as second in importance only to the Olympic Games.

Ability to maintain an attractive product portfolio at competitive prices

We believe that our success depends to a large extent on our ability to maintain an attractive product portfolio at competitive prices. We have a diversified product portfolio. Xidelong retail stores carry a broad range of merchandise. We monitor market response to our different products and adjust our product mix from time to time. For instance, we introduced tennis, outdoor and beach footwear as new categories in 2008 and discontinued the sales of beach footwear in 2009 to allocate resources to more popular footwear products. In order to increase our average selling prices, revenue and gross profit margins, we intend to continue to monitor the changing consumer demand and adjust our product mix as we deem necessary.

To target different segments within the mid-range market, we price our products at different price points. Our sales volume and revenue increased in each of 2009 and 2010 as compared to 2008. The average selling prices of our products also increased in each of 2009 and 2010 as compared to 2008 primarily due to the increased recognition of the Xidelong brand in China as a result of our marketing and brand promotion efforts. In order to maintain our price competitiveness and sales volume, we review our pricing strategy regularly and make adjustments based on various factors, including the market response to existing recommended retail prices, the level of sales, the expected product margin on individual products, the prices of our competitors’ products and the anticipated market trends and expected demand from customers.

In addition, we believe that brand recognition is crucial to consumers’ purchasing decisions, which may have a direct impact on our ability to maintain an attractive product portfolio at competitive prices. We position our Xidelong brand as a high-quality sports and leisurewear brand in China. We place great emphasis on brand building and promote Xidelong products through advertisements in the media, sponsorship of PRC sports events and various other promotional activities. For 2008, 2009 and 2010, our advertising and promotion expenses accounted for approximately 11.5%, 11.9% and 11.7%, respectively, of our total revenue. We intend to increase our marketing budgets for promotional activities in the future so as to further enhance our brand recognition and strengthen our market position.

Ability to strengthen and expand our distribution network

We distribute our products mainly through Xidelong retail stores, which offer our products exclusively. As of December 31, 2010, a network of 4,333 Xidelong retail stores was located in 30 provinces and municipalities in China. The number of Xidelong retail stores increased from 3,277 as of December 31, 2008 to 4,333 as of December 31, 2010, representing of a CAGR of 15.0%. We believe that our success depends on our ability to strengthen and expand our distribution network, which in turn depends to a large extent on the performance of our distributors.

Ability to manage production costs and product quality

To meet production requirements and to remain profitable, we must obtain sufficient quantities of good quality raw materials from our suppliers in a timely manner and at commercially reasonable prices. The major raw materials used in the production of our footwear products are natural and synthetic leather, nylon, canvas, rubber and plastics. In addition, we use crude oil and electricity in our production. Therefore, increases in crude oil prices and electricity costs would increase our production costs. We believe that we will be able to offset a portion of any such increased costs by raising our production efficiency and leveraging our economies of scale. Historically, we have been successful in reducing the costs of raw materials as a percentage of our total cost of sales. We seek to capitalize on our purchasing and bargaining power to continue to obtain favorable prices from our major suppliers. Because we use a cost-plus pricing policy to determine the selling price of our products, we are able to pass on increased costs to our distributors. We believe that effective cost management and ability to pass on increased costs to distributors will enable us to maintain and increase our profitability. Our gross profit margin increased from 28.3% in 2008 to 32.9% in 2010 for our footwear, from 26.3% in 2008 to 29.7% in 2010 for apparel, and from 25.9% in 2008 to 29.9% in 2010 for accessories.

We outsource a portion of our footwear production to contract manufacturers and all of our apparel and accessories production to third-party contract manufacturers. Since 2009, we have extended the term of our agreements with contract manufacturers from one year to two years. We have not terminated our contractual relationship with any of our contract manufacturers of our footwear during the term of the agreements. Due to a larger pool of contract manufacturers of apparel and accessories available for selection, we have been using such contract manufacturers that are capable of supplying goods with better quality at more competitive prices. We believe that long-term contracts with contract manufacturers as well as the relationship we have established with them over the years will enable us to procure quality contract manufacturers to meet our production and product quality requirements at commercially reasonable terms.

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

Income tax rates and preferential tax treatment

Our profit is affected by the income tax that we pay and any preferential tax treatment that we receive. As a foreign-invested enterprise engaged in the manufacturing business, XDLong China is entitled to the preferential tax treatments provided under the Foreign Enterprise Income Tax Law. Accordingly, XDLong China is subject to an enterprise income tax rate of 25%. However, it is fully exempted from the enterprise income tax during its first two profitable years, which are 2008 and 2009, followed by a 50% tax reduction for the next three years. Such tax treatment had a significant positive effect on our profit after taxation for 2008, 2009 and 2010.

A.	OPERATING RESULTS

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2008, 2009 and 2010 and has been prepared based on the financial statements of the companies that comprised Exceed and its consolidated subsidiaries, after elimination of inter-company transactions. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

2020 was incorporated in Delaware on August 21, 2006 as a blank check company for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination an operating business that either (1) was located in China, (2) had its principal operations located in China, or (3) in 2020’s view, would benefit from establishing operations in China. Exceed was incorporated in the British Virgin Islands on April 21, 2009 as a wholly-owned subsidiary of 2020.

On October 20, 2009, 2020 merged with and into Exceed, with Exceed being the surviving entity. On October 21, 2009, Exceed acquired all of the outstanding securities of Windrace from its shareholders, resulting in Windrace becoming a wholly-owned subsidiary of Exceed. The merger of 2020 with and into Exceed resulted in the redomestication of 2020 to the British Virgin Islands on October 21, 2009 and Exceed, the surviving entity following the merger, became a foreign private issuer. Exceed conducts its primary business operations through its wholly-owned subsidiary, Windrace. Prior to the business combination with Windrace, neither 2020 nor Exceed had an operating business.

The business combination between and among Windrace, Exceed and 2020, a special purpose acquisition company, was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of Windrace immediately prior to the business combination had effective control of Exceed through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors, and (3) being named to all of the senior executive positions. For accounting purposes, Windrace was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of Windrace (i.e., a capital transaction involving the issuance of stock by the Exceed for the stock of Windrace). Accordingly, the combined assets, liabilities and results of operations of Windrace became the historical financial statements of the Exceed at the closing of the transaction, and Exceed’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with Windrace beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

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

The financial information has been prepared in accordance with the accounting policies set out in the financial statements included elsewhere in this Form 20-F and under the historical cost convention, which conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except for the derivative components of preferred shares that have been measured at fair value. It is presented in Renminbi with all amounts rounded to the nearest thousand except when otherwise indicated.

All income, expenses and unrealized gains and losses resulting from inter-company transactions and balances within us are eliminated on consolidation in full.

Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Translations of amounts from RMB into US dollars are solely for the convenience of the reader and were calculated at the rate of RMB6.6000 = US$1.00, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2010. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rate.

Consolidated Income Statements

The following table sets forth our results for the periods indicated:

	Years ended December 31,
	2008	2009	2010
	RMB (in thousands)
Revenue	1,820,282	2,077,958	2,698,891
Cost of sales	(1,323,262)	(1,464,856)	(1,857,251)
Gross profit	497,020	613,102	841,640
Other income and gains	1,188	5,855	6,416
Selling and distribution costs	(225,752)	(268,123)	(339,637)
Administrative expenses	(29,205)	(44,509)	(57,814)
Aborted IPO expenses	(31,382)	—	—
Research and development expense	(17,649)	(24,953)	(40,783)
Finance costs	(23,511)	(29,566)	(1,893)
Share of loss in jointly-controlled entity	—	(16)	(17)
Profit before tax	170,709	251,790	407,912
Tax	(2,181)	(3,771)	(56,274)
Profit for the year	168,528	248,019	351,638

Critical Accounting Policies and Estimates

We have adopted IFRSs effective for the accounting periods commencing January 1, 2008, 2009 and 2010, together with the relevant transitional provisions in the preparation of the financial information throughout the years ended December 31, 2008, 2009 and 2010. The preparation of our financial information in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenue and expenses. The following sets forth the principal accounting policies applied in preparing our financial statements that management believes are critical not only because they are important to the portrayal of our financial condition and results of operations, but also because the application and interpretation of these policies require both judgments and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

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

Although our policy is to recognize product returns as a reduction of revenue, we have not deemed it necessary to accrue for returns at the time when sales are recorded because we have not had any significant product returns or similar claims. Our management periodically reviews this matter and will consider making such accruals when there are indications of significant sales returns or similar claims in future periods.

Although we accept returns of defective products, distributors generally choose to sell any defective products at a discount to end customers instead of returning defective products to us. Since distributors are required to comply with our pricing policy, distributors must obtain our prior written consent before they can sell any products at a discount to the suggested retail price. We determine the amount of discounts on a case-by-case basis. We do not provide any compensation to distributors for defective products. To date, the number and value of defective products have been nominal.

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

Historically, we have no experience of bad debts. All the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and we have the sole discretion to cease business with customers who fail to pay within the credit period.

Inventory

Inventories are stated at the lower of cost and net realizable value after making due allowances for obsolete or slow moving items. Cost is calculated using the weighted average cost formula and comprises all costs incurred in bringing the inventories to their present location and condition. When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the period in which the related revenue is recognized. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred for completion of the production process and disposal upon delivery of finished goods to distributors. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Write-down of inventories to net realizable value is made based on the estimated net realizable value of the inventories. The assessment of the write-down amounts and the timing of such write-downs require estimates and management’s judgment. Where the actual outcome or expectation in future periods is different from management’s estimates, such differences may have a material impact on the carrying amounts of our inventories and any write-down amounts and write-back amounts in the period in which such estimate has been changed. No inventory amounts were stated at net realizable value in each of the years in 2008, 2009 and 2010 and we did not make any provisions for inventories during the same periods.

Useful lives and impairment of assets

Property, plant and equipment

Property, plant and equipment (other than construction-in-progress) are recorded at cost less accumulated depreciation and any impairment losses, and are depreciated over the estimated useful lives of the related assets using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately, where practicable. Residual values, useful lives and depreciation method are reviewed and adjusted, if appropriate, at each balance sheet date. Depreciation is recognized as an expense in the consolidated income statements when an asset is available for use, that is, when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Buildings are depreciated over the shorter of the relevant lease term or a 20-year period and manufacturing equipment, such as plant and machinery, is depreciated over a five to ten-year period. Furniture, fixtures, motor vehicles and office equipment, consisting of computers, office equipment, machinery and software, are depreciated over a five-year period. Leasehold improvement is also depreciated over the shorter of the relevant lease term or a five-year period. Construction-in-progress represents costs incurred for the design and construction of the production facility. Our management determines the estimated useful lives and related depreciation charges for our property, plant and equipment and such estimates are based on historical experience of the actual useful lives of such property, plant and equipment, and where no historical experience is available, based on such property, plant and equipment used for similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously stated amounts based on the estimated life of such property, plant and equipment or will take write-offs or declare as obsolete or non-strategic assets that have been abandoned or sold. Impairment reviews are conducted as events or changes in circumstances indicating that the carrying amount may not be recoverable. The recoverable amounts of property, plant and equipment have been determined based on value-in-use calculations, which require the use of judgment and estimates.

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

We assess at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. If there is objective evidence that an impairment loss on loans and receivable carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the recognition of an allowance account. The amount of impairment loss is recognized in our consolidated income statements of comprehensive income. In relation to trade receivables, an impairment allowance is made when there is objective evidence, such as the probability of insolvency or significant difficulties of the debtor, that we will not be able to collect all of the amounts due under the original term of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account, and impaired receivables derecognized when they are assessed as uncollectible. The identification of impairment allowances of financial instruments and trade and other receivables requires management judgment and estimates.

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

Non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), we make estimation on the asset's recoverable amount. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell. We determine such recoverable amount for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case we determine the recoverable amount for the cash-generating unit to which the asset belongs.

We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statements of comprehensive income in the period in which it arises.

We make an assessment at each balance sheet date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior periods. A reversal of such an impairment loss is credited to the consolidated statements of comprehensive income in the period in which it arises.

Description of Selected Income Statement Items

Revenue

We generate revenue from sales of footwear, apparel and accessories. The following table sets forth a breakdown of our revenue for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
	RMB (in thousands), except for %
Footwear	923,061	50.7%	1,102,279	53.0%	1,266,378	46.9%
Apparel	857,203	47.1%	948,738	45.7%	1,403,708	52.0%
Accessories	40,018	2.2%	26,941	1.3%	28,805	1.1%
Total	1,820,282	100.0%	2,077,958	100.0%	2,698,891	100.0%

Our revenue is derived primarily from sales of the following products:

•
Footwear. Footwear accounted for approximately 46.9% of revenue in 2010 and includes mainly seven categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear and outdoor footwear. A portion of our footwear production is outsourced.

•	Apparel. Sports apparel accounted for approximately 52.0% of revenue in 2010 and includes mainly sports tops, sports pants, jackets and track suits. All of our apparel production is outsourced.

•	Accessories. Accessories accounted for approximately 1.1% of revenue in 2010 and include mainly bags, socks, hats and caps. All of our accessories production is outsourced.

Cost of sales

The following table sets forth our cost of sales and gross profit as percentages of our net sales for each of the periods indicated.

	Year ended December 31,
	2008		2009		2010
	RMB (in thousands)	% of Net sales	RMB (in thousands)	% of Net sales	RMB (in thousands)	% of Net sales
Revenue	1,820,282	100.0%	2,077,958	100.0%	2,698,891	100.0%
Cost of sales	1,323,262	72.7%	1,464,856	70.5%	1,857,251	68.8%
Gross profit	497,020	27.3%	613,102	29.5%	841,640	31.2%

Our cost of sales consists of:
•	Depreciation: Depreciation relates to depreciation expenses arising from our production facilities.

•	Indirect labor costs: Indirect labor costs consist primarily of salaries, social insurance and benefit expenses for our production supervisors.

•
Purchase of raw materials: Purchases of raw materials consist primarily of purchases of natural and synthetic leather, nylon, canvas, rubber, plastics and components that we use to manufacture our footwear.

•	Purchase of finished goods: Purchases of finished goods are the purchases of finished products including footwear, apparel and accessories that we outsource to contract manufacturers.

•
Manufacturing overhead: Other variable costs primarily consist of packaging materials and other consumables, utility expenses and subcontracting fees, which are paid to component subcontractors who manufacture footwear components for our production.

Gross profit

We have a diverse product portfolio comprising a range of products across our three key segments: footwear, apparel and accessories. During the years ended December 31, 2008, 2009 and 2010, our gross profit were RMB497.0 million, RMB613.1 million and RMB841.6 million (US$127.5 million), respectively, and our overall gross profit margin were 27.3%, 29.5% and 31.2%, respectively. Our overall gross profit margin continued to increase steadily during such periods primarily due to an increase in the average selling prices across our product categories and improvements in our management of production costs.

Operating expenses

Our operating expenses consist primarily of selling and distribution costs, administrative expenses, research and development expenses and finance costs. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	RMB (in thousands)	% of Net sales	RMB (in thousands)	% of Net sales	RMB (in thousands)	% of Net sales
Selling and distribution costs	225,752	12.4%	268,123	12.9%	339,637	12.6%
Administrative expenses	29,205	1.7%	44,509	2.3%	57,814	2.1%
Aborted IPO expenses	31,382	1.7%	—	—	—	—
Research and development expenses	17,649	1.0%	24,953	1.2%	40,783	1.5%
Finance costs	23,511	1.3%	29,566	1.4%	1,893	0.1%
Share of loss in jointly-controlled entity	—	—	16	0.1%	17	0.1%

Selling and distribution costs

Our selling and distribution costs consist primarily of advertising and promotional expenses and sales fair expenses. In 2008, 2009 and 2010, selling and distribution costs represented approximately 12.4%, 12.9% and 12.6%, respectively, of our revenue. Advertising and promotional expenses consist primarily of fees for advertising on television and other mass media, advertisement production costs, sponsorship fees for sporting events and television programs, store image costs and fees for brand spokespersons. Sales fair expenses consist primarily of accommodation, travelling and messing provided to our distributors and retailers for the attendance to our sales fair.

Administrative expenses

Our administrative expenses consist primarily of salaries of administrative staff, depreciation, and miscellaneous taxes and duties. In 2008, 2009 and 2010, administrative expenses represented approximately 1.7%, 2.3% and 2.1%, respectively, of our revenue. Salaries of administrative staff consist primarily of salaries and benefit expenses for our administrative staff. Depreciation consists primarily of depreciation expenses of our office building and equipment at our production facility in Jinjiang. Miscellaneous taxes and duties consist primarily of stamp duties and property tax for our new office and factory buildings completed in March 2007. Others under administrative expenses consist primarily of social insurance and other employee expenses for our administrative staff, amortization of prepaid land lease payments, donation, entertainment expenses, office expenses, rental expenses, utility expenses and professional fee.

We expect that our general and administrative expenses will increase as we add additional personnel and incur additional costs related to the growth of our business. We also incur additional legal and consulting fees and other professional fees after the NASDAQ listing. In 2010, a share based compensation expense of RMB7.3 million (US$1.1 million) was included in general and administrative.

Research and Development expenses

In 2008, 2009 and 2010, research and development expenses represented approximately 1.0%, 1.2% and 1.5%, respectively, of our revenue. Research and development expenses consist primarily of salaries paid to our research and development center staff, materials consumed for our product research and development projects and expenses incurred for our cooperation with the China Institute of Sport Science and Hefei Institute of Intelligent Machines.

Finance costs

Finance costs are our interest expenses on short-term bank loans and preferred shares. In 2008, 2009 and 2010, finance costs represented approximately 1.3%, 1.4% and 0.1%, respectively, of our revenue.

Tax

Pursuant to the relevant rules and regulations of BVI and the Cayman Islands, the Group is not subject to any income tax in such jurisdictions. No tax provision for Hong Kong profits has been made as the Group did not generate any assessable profits arising in Hong Kong during the reporting periods. Taxes on profits assessable in the PRC have been calculated at the prevailing rates, based on existing legislation, interpretations and practices in respect thereof.

The increase in PRC taxes paid was primarily due to the increase in assessable profits of our subsidiaries in the PRC as a result of business expansion and growth in revenue.

Under the new PRC Corporate Income Tax Law (the ''New Corporate Income Tax Law'') and its Implementation Rules (effective on January 1, 2008), the PRC corporate income tax rate for domestic-invested and foreign-invested enterprises is unified to 25%. Accordingly, the applicable tax rate for XDLong Fujian is 25% in 2008, 2009 and 2010.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, XDLong China, a foreign-invested enterprise, is exempt from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008. Thereafter, it is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012 (the “Tax Holidays”). Pursuant to the new PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, the PRC corporate income tax rate for foreign-invested enterprises such as XDLong China is 25%. Existing foreign-invested enterprise, such as XDLong China, however, are entitled to continue to enjoy the Tax Holidays until 2012. No provision for the PRC corporate income tax has been made for XDLong China in 2008 and 2009 as its assessable profits are fully exempt for PRC corporate income tax purposes.

The following table sets forth the reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates in the PRC to the tax expense at our effective tax rates for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	RMB (in thousands)
Profit before tax	170,709	251,790	407,912
Tax at the applicable rates	47,334	65,844	103,755
Lower tax due to tax holidays	(54,191)	(67,697)	(50,930)
Tax effect of expenses not deductible for taxation purposes	9,038	5,621	3,427
Tax losses not recognized	—	3	22
Tax charge at our effective rate	2,181	3,771	56,274

The applicable tax rates for entities operating in China and Hong Kong were 25% and 16.5%, respectively.

Results of Operations

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue. Revenue increased by 29.9% from RMB2,078.0 million for the year ended December 31, 2009 to RMB2,698.9 million (US$408.9 million) for the year ended December 31, 2010. Beginning in 2010, we have used the phrase “happy lifestyle” as the main theme in our Xidelong brand promotional activities and product offerings. The increase in revenue was primarily driven by results from the new advertising and promotional campaign, as well as our successful launch of new series of apparel and footwear products. Meanwhile, strong demand from end customers encouraged the expansion of the Xidelong retail network by our distributors. The number of the Xidelong retail stores increased by 639, from 3,694 as of December 31, 2009 to 4,333 as of December 31, 2010.

•
Revenue from footwear increased by 14.9%, from RMB1,102.3 million for the year ended December 31, 2009 to RMB1,266.4 million (US$191.9 million) for the year ended December 31, 2010, primarily due to a 4.6% increase in the average selling price (“ASP”) and a 9.8% increase in sales volume. Such increases were mainly attributable to strong growth in the sales of new series of running footwear and leisure footwear, which were marketed using the “happy lifestyle” theme. As a result of our continuous marketing and brand promotion efforts, the footwear ASP increased, leading to an increase in overall footwear revenue.

•
Revenue from apparel increased by 48.0%, from RMB948.7 million for the year ended December 31, 2009 to RMB1,403.7 million (US$212.7 million) for the year ended December 31, 2010. This increase was primarily due to a 36.2% increase in sales volume and a 8.6% increase in ASP. The increase in product varieties, particularly the new lifestyle apparel products, has created a strong demand from end customers. In addition, the increase in the average size of the Xidelong retail stores, which typically now have larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of the apparel products.

•
Revenue from accessories increased by 7.1%, from RMB26.9 million for the year ended December 31, 2009 to RMB28.8 million (US$4.4 million) for the year ended December 31, 2010. This increase was primarily driven by an increase in product varieties.

Cost of sales. Cost of sales increased by 26.8% from RMB1,464.9 million in 2009 to RMB1,857.3 million (US$281.4 million) in 2010. The increase in cost of sales was primarily due to an increase of purchases of finished products by RMB490.8 million (US$74.4 million) from contract manufacturers, which was partially offset by a decrease in purchases of raw materials by RMB53.2 million (US$8.1 million) for our own production of footwear products. The purchase of raw materials decreased as the percentages of footwear that we outsourced to our contract manufacturers in terms of sales volume increased from 39.2% in 2009 to 55.2% in 2010. The percentages of footwear that we outsourced to our contract manufacturers in terms of sales volume increased in 2010 because we balanced the mix between in-house production and outsourced manufacturing. Increased in-house production gives us more control over footwear production and allows us to save costs, while outsourced manufacturing allows us to avoid shortage or excessive of labour if the demand is fluctuated.

Gross profit. Our gross profit increased by 37.3% from RMB613.1 million in 2009 to RMB841.6 million (US$127.5 million) in 2010 primarily as a result of an increase in sales. Our overall gross profit margin increased from 29.5% in 2009 to 31.2% in 2010, primarily as a result of the increase in average selling prices of our products due to enhanced brand recognition. The rate of increase in revenues in 2010 as compared to 2009 exceeded the rate of increase in cost of sales during the same periods.

Other income and gains. Other income and gains increased by 8.5% from RMB5.9 million in 2009 to RMB6.4 million (US$1.0 million) in 2010. Other income and gains in 2010 included award of RMB4.1 million (US$0.6 million) from the Jinjiang local government for our successful listing in NASDAQ and interest income of RMB2.4 million (US$0.4 million). The increase in other income and gains in 2010 was mainly attributable to an increase in interest income, reflecting the higher average bank balance resulting from strong business growth.

Selling and distribution costs. Selling and distribution costs increased by 26.7% from RMB268.1 million in 2009 to RMB339.6 million (US$51.5 million) in 2010. This increase in selling and distribution costs was primarily due to increases in advertising and promotional expenses. Advertising and promotional expenses increased by 27.8% from RMB247.9 million in 2009 to RMB316.8 million (US$48.0 million) in 2010 primarily because we invested more resources on marketing and advertising activities to increase our brand recognition and market penetration. In 2010, we enhanced our advertising and promotional activities including the engagement of By2 as our official product series spokesperson, the sponsorship of the “Inter-City” television program, a popular entertainment show featuring athletic challenges that has aired on channels CCTV 1 and 5 since early 2010, and being the first official partner of the Nationwide “Fitness for All” Sports Campaign.

Administrative expenses. Administrative expenses increased by 29.9% from RMB44.5 million in 2009 to RMB57.8 million (US$8.8 million) in 2010 primarily due to an increase in share-based compensation, professional fee and salaries of administrative staff, which was partially offset by a decrease in acquisition related expenses. Share-based compensation expense of RMB7.3 million (US$1.1 million) was incurred in 2010 as we granted a certain portion of restricted shares to our directors and employees in 2010. Professional fee increased by 191.7% from RMB2.4 million in 2009 to RMB 7.0 million (US$1.1 million) in 2010 primarily due to the increased legal and consulting fees and other professional fees after the NASDAQ listing. Salaries of administrative staff increased by 18.9% from RMB9.5 million in 2009 to RMB11.3 million (US$1.7 million) in 2010 primarily due to an increase in the number of administrative staff and a general increase in average wages. No acquisition related expenses were noted in 2010 as the acquisition related expenses were incurred for the business combination in 2009. Administrative expenses as a percentage of revenue remained unchanged at 2.1% in both 2009 and 2010.

Research and development expenses. Research and development expenses increased by 63.2% from RMB25.0 million in 2009 to RMB40.8 million (US$6.2 million) in 2010 primarily due to the continued investment in the design of new products and components to improve our product offering, as well as our research and development efforts with the China Institute of Sport Science.

Finance costs. Finance costs decreased by 93.6% from RMB29.6 million in 2009 to RMB1.9 million (US$0.3 million) in 2010 primarily due to preferred shares issued to Elevatech on March 28, 2008, which carried an interest rate of 12%, were redeemed at the time of our business combination in late 2009.

Profit before tax. As a result of the foregoing, our profit before tax increased by 62.0% from RMB251.8 million in 2009 to RMB407.9 million (US$61.8 million) in 2010.

Tax. Tax increased by 1,381.6% from RMB3.8 million in 2009 to RMB56.3 million (US$8.5 million) in 2010 primarily due to the full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. The subsidiary, however, will be entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2009 and 2010 were 1.5% and 13.8%, respectively.

Profit for the year. As a result of the foregoing, our profit for 2010 was RMB351.6 million (US$53.3 million), an increase of 41.8% from RMB248.0 million for 2009.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Revenue. Revenue increased by 14.2% from RMB1,820.3 million for 2008 to RMB2,078.0 million for 2009. This was primarily due to the increases in revenue from footwear and apparel sales driven by increases in sales volume and the ASP of our products across the board. The increase in sales volume was primarily attributable to the overall economic growth in China, increased demand for our products at the existing Xidelong retail stores, openings of new Xidelong retails stores, an increase in the variety of apparel products and an increase in the average size of the Xidelong retail stores with larger display areas for accessories. The number of Xidelong retail stores increased by 12.7% from 3,277 as of December 31, 2008 to 3,694 as of December 31, 2009. The deliveries of footwear increased from 13.4 million pairs in 2008 to 16.0 million pairs in 2009. The sales volume of apparel increased from 16.8 million units in 2008 to 17.7 million units in 2009. As a result of increased consumer recognition of the Xidelong brand resulting from marketing and brand promotion efforts over the years, the ASP of all product types increased. In particular, apparel experienced an increase in ASP by 5.3%, while the ASP of footwear remained unchanged, leading to a contribution to revenue growth by RMB70.0 million.

The increase in revenue from 2008 to 2009 was partially offset by the decrease in revenue from accessories by RMB13.1 million as we focused our promotional efforts on our other key products.

Cost of sales. Cost of sales increased by 10.7% from RMB1,323.3 million in 2008 to RMB1,464.9 million in 2009. The increase in cost of sales was primarily due to increased purchases of raw materials by RMB30.8 million for our in-house production of footwear. The increase in cost of sales was also attributable to increased purchases of finished products by RMB25.8 million from contract manufacturers to meet the increase in deliveries resulting from increased demand for our products. The increase in cost of sales was partially offset by the decrease in revenue from accessories.

Gross profit. Our gross profit increased by 23.4% from RMB497.0 million in 2008 to RMB613.1 million in 2009 primarily due to an increase in sales. Our overall gross profit margin increased from 27.3% in 2008 to 29.5% in 2009 primarily as a result of the increase in ASP of our products due to enhanced brand recognition. The rate of increase in revenues in 2009 as compared to 2008 exceeded the rate of increase in cost of sales during the same periods.

Other income and gains. Other income and gains increased by 391.7% from RMB1.2 million in 2008 to RMB5.9 million in 2009. Other income and gains include subsidy income from the Jinjiang local government for our technological innovation and interest income. The increase in other income and gains in 2009 as compared to 2008 was mainly attributable to the reversal of over-provision of expenses of RMB5.1 million in connection with an abandoned initial public offering.

Selling and distribution costs. Selling and distribution costs increased by 18.7% from RMB225.8 million in 2008 to RMB268.1 million in 2009. This increase was primarily due to increases in advertising and promotional expenses and sales fair expenses. Advertising and promotional expenses increased by 18.6% from RMB209.0 million in 2008 to RMB247.9 million in 2009 primarily because we invested more resources on marketing and advertising activities to increase our brand recognition and market penetration.

Administrative expenses. Administrative expenses increased by 52.4% from RMB29.2 million in 2008 to RMB44.5 million in 2009 primarily due to increases in acquisition related expenses, salaries of administrative staff and other expenses. Acquisition related expenses of RMB7.0 million was incurred for the business combination in 2009. Salaries of administrative staff increased by 90.0% from RMB5.0 million in 2008 to RMB9.5 million in 2009 as a result of recruitment of additional employees with higher salaries and the bonuses we paid in 2009 due to our business expansion while we did not pay any bonus in 2008. Other expenses increased by 59.8% from RMB9.2 million in 2008 to RMB14.7 million in 2009 mainly due to the increase in professional fees paid to investor relations agencies and legal advisors.

Aborted IPO expenses. We incurred RMB31.4 million in 2008 as expenses for a proposed initial public offering on the Stock Exchange of Hong Kong that was subsequently aborted due to unfavorable market conditions and, as a result, we did not incur such expenses in 2009.

Research and development expenses. Research and development expenses increased by 42.0% from RMB17.6 million in 2008 to RMB25.0 million in 2009 primarily due to the increase in expenses associated with the design of new products and components and our research and development efforts with the China Institute of Sport Science and the Hefei Institute of Intelligent Machines.

Finance costs. Finance costs increased by 26.0% from RMB23.5 million in 2008 to RMB29.6 million in 2009 primarily due to interest arising from the preferred shares issued to Elevatech on April 30, 2008 carrying an internal rate of return of 12%.

Profit before tax. As a result of the foregoing, our profit before tax increased by 47.5% from RMB170.7 million in 2008 to RMB251.8 million in 2009.

Tax. Tax increased 72.7% from RMB2.2 million in 2008 to RMB3.8 million in 2009 primarily due to the increase in our gross profits.

Profit for the year. As a result of the above factors, our profit for 2009 was RMB248.0 million, an increase of 47.2% from RMB168.5 million for 2008.

B.	LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our consolidated cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	RMB (in thousands)
Net cash inflow/(outflow) from operating activities	43,953	(155,747)	538,516
Net cash outflow from investing activities	(16,468)	(1,563)	(18,676)
Net cash inflow/(outflow) from financing activities	24,452	299,878	(16,633)

We have historically financed our liquidity requirements primarily through operating cash flow, short-term bank loans and issuance of preferred shares. All of the preferred shares were redeemed on October 21, 2009. Going forward, we believe our liquidity requirements will be satisfied using a combination of bank loans and our cash flows from operations.

The financial crisis and economic downturns that began in 2008 could adversely affect our liquidity position. While the global and the Chinese economy have been improving, the full scope of any recovery is not yet known. If such economies do not continue to improve, our cash from operations could be adversely affected by decreased consumer spending or longer collection periods of trade receivables from our distributors whose liquidity positions may be negatively impacted by worsening financial and economic conditions. Additional financing from investors, banks or the capital market may be limited as a result of the tight credit market and volatile capital market that might result if economic conditions deteriorate.

Cash inflows from operating activities

For 2010, our net cash inflow from operating activities was RMB538.5 million (US$81.6 million) and was primarily attributable to profit before tax of RMB407.9 million (US$61.8 million), an decrease in trade receivables of RMB201.1 million (US$30.5 million) as we have reviewed and tightened our credit control policy in 2010, given the business and financial status of our distributors has returned to normal, a decrease in pledged bank deposits of RMB15.0 million (US$2.3 million) due to the decrease in use of bills payables, an increase in deposits received, other payables and accruals of RMB9.8 million (US$1.5 million) due to the increase in prepaid renovation expense, and an add back of the non-cash expenses in the amount of RMB25.1 million (US$3.8 million), including depreciation of property, plant and equipment, amortization of intangible assets and expense recognized in respect of equity-settled share-based payments, which was partially offset by a decrease in trade and bills payables of RMB84.5 million (US$12.8 million) as a result of our proactive strategy to maximize the bulk purchase discounts offered by the suppliers in exchange for quicker payment for raw materials and products and PRC tax paid of RMB44.7 million (US$6.8 million) for the year ended December 31, 2010.

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

Cash outflows from investing activities

For 2010, our net cash outflow from investing activities was RMB18.7 million (US$2.8 million) due to the purchase of property, plant and equipment of RMB8.44 million (US$1.3 million) and the deposit paid for acquisition of land use rights of RMB12.6 million (US$1.9 million), which was partially offset by the interest received of RMB2.4 million (US$0.4 million).

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

Cash inflows from financing activities

For 2010, our net cash outflow from financing activities was RMB16.6 million (US$2.5 million) due to repayment of bank loans of RMB58.0 million (US$8.8 million) and repayment of the additional premium for the redemption of the preferred shares of RMB6.6 million (US$1.0 million), which was partially offset by new bank loans of RMB18.0 million (US$2.7 million) for working capital requirements and exercise of warrants in exchange of ordinary shares of Exceed of RMB31.5 million (US$4.8 million).

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

The following table sets forth our historical capital expenditures for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	RMB (in thousands)
Property, plant and equipment	17,256	2,290	8,269
Construction in progress	—	—	171
Land use rights	—	—	—
Total	17,256	2,290	8,440

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Design, Research and Development

We established our research and development center in 2002. In 2005, we established a dedicated research and development facility adjacent to our production facility in Jinjiang. The facility occupies a total gross floor area of approximately 3,000 square meters.

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

As of December 31, 2010, our design team consisted of 96 designers. Our design team formulates new designs for products, tests prototype designs by obtaining feedback from other internal departments and distributors, and assesses demand at sales fairs. When a prototype is approved for production, the design team sends the design specifications to the production team. During the year ended December 31, 2010, we launched over 1,000 designs at the sales fair in 2010.

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
Product sales fairs

Initial market survey and product strategy formulation	Our design team, with the assistance of third-party professionals, formulates new design concepts by analyzing information on global sportswear trends and market research.

Product design	We design or engage external designers to design products.

Product development	New designs from the product design stage are developed into product prototypes, which are tested against our quality and performance standards.

Initial product review by distributors and marketing team
Our marketing team reviews the initial batch of prototypes together with distributors to assess whether they meet the target standards. Prototypes are refined based on evaluations carried out by athletes and our marketing personnel.

Sales fairs	We then display samples of all our new products in a seasonal sales fair, at which we launch our new product collections and our distributors place sales orders.

Samples of the final products are then provided to our production facilities and our contract manufacturers. Before mass production commences, we also perform pilot production runs to identify, and subsequently rectify, potential problems in the production process.

Research and development

As a leading sports and leisurewear company in China, we place great emphasis on the comfort and functionality of our products. In particular, our sports and leisure footwear are designed to tailor to the needs of Chinese consumers. Our research and development is principally focused on (i) developing new technologies to improve existing or to create new products, by using the latest technology and materials to enhance the comfort and quality of our products, and (ii) testing and other quality control activities. We maintain a science and technology laboratory in Jinjiang that tests potential new materials and products. We believe our research capabilities and the development of new products that incorporate the latest technology is an important element of our growth strategy.

China Institute of Sport Science

The General Administration of Sport of China, a PRC government agency, established the China Institute of Sport Science in 1958 is China’s first governmental agency engaging in research in the field of sport science. The functions of the China Institute of Sport Science include strengthening public fitness and enhancing the performance of Chinese athletes through research and development. The China Institute of Sport Science has six research centers focusing on four main areas of research: (i) developing Chinese athletes; (ii) monitoring and developing public fitness levels; (iii) studying sports sociology; and (iv) improving sports equipment.

On October 20, 2006, we entered into an exclusive five-year technology cooperation agreement with the China Institute of Sport Science, where it stated the following as reasons for selecting us as its exclusive collaboration partner:

•	our commitment to enhancing the technological level of our products;

•	our strength and resources in technology, research and development;

•	our commitment to developing our products into one of the world’s famous brands;

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

Our current collaborative projects with the China Institute of Sport Science include research initiatives to establish a national database of different foot shapes and characteristics of the PRC population. In April 2007, we launched a nationwide foot measurement campaign where we collected foot measurement data from consumers across China, using the foot shape measurement equipment developed in conjunction with the China Institute of Sport Science, which helped analyze the data in the foot shape database, and which we subsequently incorporated into the design and development of footwear insoles and soles.

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

Silicone rubber materials

Our research and development activities with the China Institute of Sport Science and the Hefei Institute of Intelligent Machines resulted in the development of silicone rubber materials that have higher levels of color-fading resistance and have a higher overall durability compared to conventional rubber materials. We have used these materials in the production of specially designed midsoles for shock absorption and balancing functions.

Nano-silver photocatalyst

We have developed footwear materials that contain nano-silver photocatalysts. Nano-silver photocatalysts in footwear materials absorb odors and have an antibacterial effect. We are currently using nano-silver photocatalyst technology in our footwear.

For 2008, 2009 and 2010, our total expenditure on research and development amounted to RMB17.6 million, RMB25.0 million and RMB40.8 million (US$6.2 million), respectively, representing 1.0%, 1.2% and 1.5% of our total revenue during the same periods, respectively.

Intellectual Property Rights

As of December 31, 2010, we registered 23 trademarks, including and , with the Trademark Office of the State Administration for Industry and Commerce in the PRC. As of December 31, 2010, we had ten pending applications for the registration of trademarks in the PRC. In addition, we have registered four domain names.

We recognize the importance of protecting and enforcing our intellectual property rights. We safeguard our intellectual property rights through the registration of trademarks, and may include the relevant protective provisions in contracts with third parties. Our employees and contract manufacturers are subject to confidentiality agreements but there has been no action taken against any employee or contract manufacturers for a breach of such confidentiality. In addition, we plan to apply for intellectual property rights to any new technologies developed together with scientific and educational institutions. We mitigate the risks of infringement by others through obtaining the appropriate legal services and advice to ensure that our trademarks are adequately protected. For example, in December 2005, Liu Dingyi registered the Chinese domain name “.com” on the China Internet Network Information Center (CNNIC) and used the website to promote and sell travel products and services. On June 8, 2006, we obtained an injunction from the Hubei Province Jingzhou City Intermediate People’s Court restraining Liu Dingyi from infringing on our trademark and ordered the termination of the domain name registration. In addition, the court awarded us RMB5,000 in damages.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of short-term debt obligations, operating lease obligations and purchase obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2010 and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB (in thousands)
Short-term debt obligations (including interest obligations) (1)	18,872	18,872	―	―	―
Capital commitments	5,030	5,030	―	―	―
Operating lease obligations (2)	7,233	2,941	4,292	―	―
Purchase obligations (3)	2,540	2,540	―	―	―
Annual fee for research and development assistance (4)	250	250	―	―	―
Total	33,925	29,633	4,292	―	―

(1)	Primarily attributed to bank loans.

(2)	Lease obligations for our office premises.

(3)	Includes advertising and promotional expenses.

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

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:

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

The following table sets forth certain information relating to our directors as of March 31, 2011. The business address of each of our directors and executive officers is Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong .

Name	Age	Position
Lin Shuipan	42	Director, Chairman of the Board and Chief Executive Officer
Jin Jichun	69	Director
William J. Sharp	69	Director
Wong Chi Keung	44	Chief Financial Officer
Tai Yau Ting	31	Vice President of Finance and Company Secretary
Yu Shulong	48	Deputy Financial Officer
Ding Dongdong	29	Vice President

 Directors

Mr. Lin Shuipan is our founder, executive Director, the chairman of the board and chief executive officer. He is responsible for our overall corporate strategies, planning and business development. Mr. Lin has over 16 years of experience in the sportswear industry. From 1993 to 1997, he was the technical engineer and factory manager of Huatingkou Footwear Manufacturing Factory in Chendai Town, Jinjiang. From 1997 to 2000, he was the general manager of Jiuzhou Footwear Business Company Limited in Chendai Town, Jinjiang. In 2001, Mr. Lin founded XDLong Fujian and was its vice-chairman from 2001 to September 2007 and has been its chairman since September 2007. He has been the general manager of XDLong Fujian since its establishment. Mr. Lin has also been the chairman and general manager of XDLong China since its establishment in April 2004. In 2003, he was named as one of the 100 Outstanding Persons in China’s Economy. In 2003, he was appointed as a representative of the 14th Jinjiang People’s Congress and the executive director of Jinjiang Chendai Chamber of Commerce. In 2004, Mr. Lin was appointed as vice president of Jinjiang Footwear Manufacturing Association. In 2005, he was appointed as a member of the standing committee of Quanzhou Foreign Invested Enterprises Association and, in 2007, as vice president of Jinjiang Youth Chamber of Commerce. In 2006, he was appointed as a representative of the 14th Quanzhou People’s Congress. He was also appointed as a representative of the 14th and 15th Jinjiang People’s Congress in 2003 and 2006, respectively.

Mr. Jin Jichun is an independent non-executive director. Mr. Jin is a professor of sports biomechanics at the Beijing Sports University. Mr. Jin received a bachelor’s degree in gymnastics and obtained a degree in kinesiology at the Shanghai Sports College in 1958 and 1966, respectively. From 1982 to 1984, he was a visiting scholar at the University of Delaware, specializing in biomechanics. He served as a member of the editorial staff of the International Journal of Sport Biomechanics for a total period of four years between 1985 and 1989. Since 1987, he has been a council member of the International Council of Sport Science and Physical Education, and was appointed its regional coordinator of Asia in 2001.

Mr. William Sharp has been a member of our Board of Directors since November 2009. Since 2001, Mr. Sharp has served as President of Global Industrial Consulting, a consulting firm. Since 1998, Mr. Sharp has been a director of Ferro Corp, a New York Stock Exchange listed company that produces performance materials where he serves as chairman of the Audit Committee and as a member of the Compensation Committee and the Finance Committee. From 1964 to 2000, Mr. Sharp served at Goodyear Tire and Rubber Company in various capacities, including President of the North American Tire division, President of the Global Support Operations and President of its Europe, Middle East and Africa division. Since August 2005, Mr. Sharp has been a director of Xingda International Holdings Limited where he serves as Chairman of the Compensation and Management Development Committee and a member of the Audit Committee. Mr. Sharp has actively advised leading global private equity investors in their investments in China including global industrial consulting which provides consulting services to the tire industry and related fields. Mr. Sharp received a B.S. from Ohio State University.

Senior Management

Mr. Wong Chi Keung is our chief financial officer and is a qualified accountant. He joined us in May 2010 and is primarily responsible for all aspects of Exceed's finance functions including finance management, corporate planning, strategic investment and investor relations. Mr. Wong has over 18 years of experience in accounting, auditing and finance. Immediately prior to joining Exceed, Mr. Wong was the chief financial officer of China Dongxiang (Group) Co., Ltd., a leading China sportswear brand operator listed on the Hong Kong Stock Exchange. Mr. Wong has also held various senior positions including chief financial officer of a sino-foreign joint venture in Beijing, senior finance manager of China Netcom Group Corporation (Hong Kong) Limited, which was a company listed on the Hong Kong Stock Exchange, and audit manager of an international accounting firm. Mr. Wong obtained a bachelor's degree in business administration from the Chinese University of Hong Kong and a master's degree in business administration from the Australian Graduate School of Management. He is also a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Ms. Tai Yau Ting is our Vice President of Finance and company secretary and is a qualified accountant. She joined us in February 2008 and is primarily responsible for our financial management, internal control, risk management and corporate secretarial matters. Ms. Tai graduated from the University of Toronto with a bachelor’s degree in applied science in 2002 and a master’s degree in applied science in 2004. Ms. Tai is also a member of the American Institute of Certified Public Accountants and a member of CPA Australia. Prior to joining us, she worked for Ernst & Young and has over four years’ auditing, accounting and financing experience.

Mr. Yu Shulong is our deputy financial officer. Mr. Yu joined us in August 2009. From 1983 to 1993, he worked for Anhui Sugong County Salt Co. Ltd. and was responsible for accounting, finance and distribution related matters. From 1993 to 2005, he worked as the financial manager for Fujian Fengzhu Group Co. Ltd. From 2006 to 2009, he worked as the chief financial officer for Fujian Jinjiang San Li Motor Co. Ltd. Mr. Yu obtained a diploma in finance and accounting from Anhui Anqing Commercial College.

Mr. Ding Dongdong is our Vice President. He is primarily responsible for the design, research and development of footwear and apparel. Mr. Ding joined us in September 2001. He was the development manager of the apparel department of XDLong Fujian from 2002 to 2003, and was promoted to the position of manager in 2003. He is responsible for data collection, apparel design, processing and production, quality control and after-sales of the apparel department. Mr. Ding obtained a diploma in apparel design from the Guangdong Apparel Institute in July 2002. Mr. Ding is the brother-in-law of Mr. Lin Shuipan, an executive Director.

B.	COMPENSATION

We offer our directors and executive officers competitive remuneration packages to attract and retain management talent. The principal component of our compensation for directors and executives are their basic salaries. In addition, we make statutory contributions to the social insurance scheme for our executive officers.

In 2010, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB4.0 million (US$0.6 million) and the total social insurance contributions made for our executive officers was approximately RMB22,000 (US$3,333).

In 2010, we granted 404,086 restricted shares to our non-executive directors, senior management and certain employees under the 2010 Equity Incentive Plan (Please also see Item 6.E. and Item 7.A.).  Restricted shares of 50,086 were granted outright and the remaining granted restricted shares will be generally vested in equal installments over three years.

Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2010.

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

With respect to our Audit Committee, Compensation Committee and Nominations Committee, pursuant to exemptions available to foreign private issuers, we have relied on home country corporate governance requirements and have only two independent directors. As a result, each of these committees is comprised of two independent directors.

Audit Committee

We have established an audit committee. Messrs. Sharp (chair) and Jin are members of the audit committee. Messrs. Sharp and Jin have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Nominations Committee

We have formed a nominating and corporate governance committee. The nominations committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominations committee will consider persons identified by our members, management, stockholders, investment bankers and others. Messrs. Jin (chair) and Sharp are members of the nominating and corporate governance committee.

Employment Agreement with Executive Director

Neither our Company nor any of its subsidiaries has entered into any service contracts with any of our directors that contain any provisions for benefits upon termination of employment (“golden parachute” or “handshake” or similar arrangements).

D.	EMPLOYEES

Employees

As of December 31, 2010, we had a total of 2,581 full-time employees. The following sets forth the number of employees as of December 31, 2010:

Number of employees
Footwear production department	1,955
Research and development center	96
Quality control department	128
Sales and marketing center	228
Administration department	103
Apparel business department	14
Finance department	31
Brand and promotion department	4
Senior management	13
Human resources department	9
Total	2,581

We have made contributions in relation to the retirement of our employees in accordance with applicable laws and regulations in the PRC, which require contribution by both employees and the company at a fixed percentage of the salaries of such employees. For 2008, 2009 and 2010, the employee social insurance (including our retirement contribution) paid by us amounted to approximately RMB14.5 million, RMB17.9 million and RMB16.6 million (US$2.5 million), respectively, which represented 19.6%, 19.4% and 17.4% of the total salaries of our employees during the same periods, respectively.

For the year ended December 31, 2008, we did not pay any year-end bonus to our employees. For the year ended December 31, 2009, we paid year-end bonuses of RMB8.5 million to 966 employees meeting performance targets in that year. For the year ended December 31, 2010, we paid year-end bonuses of RMB7.7 million (US$1.2 million) to 957 employees meeting performance targets in that year.

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

Equity Incentive Plan

The Company’s Equity Incentive Plan (the “Plan”) was adopted by the board of directors on June 3, 2010 and approved by a majority of our shareholders voting at the Annual Generall Meeting held on June 30, 2010. The Plan was adopted to attract and retain directors, officers, other employees and consultants of the Company and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.

Under the Plan, the Company may issue or transfer 1,000,000 Shares of Common Stock plus, during each calendar year of the Company during which this Plan is in effect, an additional number of shares equal to the lesser of (1) 1,000,000 shares of Common Stock, (2) ten percent (10%) of the number of shares of all classes of common stock of the Company outstanding on the first business day of the Company’s fiscal year, and (3) such lesser number as may be determined by the Committee, in the aggregate not to exceed 10,000,000 Shares of Common Stock plus, in each case, any shares of Common Stock relating to awards that expire or are forfeited or cancelled under this Plan. Such Common Stock may be shares of original issuance or treasury shares or a combination of the foregoing. Each grant will specify an option price per share, which may not be less than the market value per share on the date of grant. No option right will be exercisable more than ten (10) years from the date of grant; provided that no incentive stock option right granted to a ten percent participant will be exercisable more than five (5) years from the date of grant.

Please also see Item 7.A.

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2011:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 25,411,730 ordinary shares outstanding as of March 31, 2011.

Beneficial Owner	Ordinary Shares Beneficially Owned(8)	Percentage of Ordinary Shares Beneficially Owned
Directors and executive officers
Lin Shuipan(1)	7,541,907	29.7%
Wong Chi Keung	―	*
Tai Yau Ting	12,500	*
Jin Jichun	6,000	*
William J. Sharp	75,312	*
All directors and executive officers as a group (5 persons)	7,635,719	30.0%
Principal shareholders
2020 International Capital Group Limited (2)	1,312,504	5.2%
Beijing Century Limited(3)	1,312,504	5.2%
Tse Shiu Wah(4)	1,312,504	5.2%
George Lu(5)	1,312,504	5.2%
Louis Koo(6)	1,312,504	5.2%
Windtech Holdings Limited(7)	3,957,784	15.6%

The percentages shown in the table are based on 25,411,730 ordinary shares outstanding as of March 31, 2011, which number excludes an additional 5,703,453 shares currently held in escrow and 2,212,789 new earn-out shares, issuable to the former holders of ordinary shares of Exceed if certain earnings targets are met in fiscal years 2010 and 2011.

We have met the earnings target of US$49,487,555 in fiscal year 2010, an aggregate of 4,277,590 escrow shares will be released to the former holders of ordinary shares of Exceed in April 2011.

*	Percentage of ownership is less than 1% of the outstanding ordinary shares of the combined company.

(1)
Represents 4,546,649 ordinary shares held by Mr. Lin Shuipan and the remaining 2,995,258 ordinary shares held on trust for the benefit of Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan. The business address of Mr. Lin Shuipan and Ms. Chen Xiayu is No. 103, Qiancanggong Road, Huatingkou Village, Chendai Town, Jinjiang City, Fujian Province, the PRC.

(2)
Represents beneficial ownership of 1,312,504 ordinary shares of Exceed held by Beijing Century Limited, a British Virgin Islands company wholly owned by 2020 International Capital Group Limited (“Capital”). Beijing Century Limited acquired such ordinary shares on September 9, 2010 through a transfer from 2020 Strategic Investments, LLC (“2020”), of which Capital is the sole manager. Prior to the transfer, Capital, as 2020’s sole manager, had voting and dispositive power of the 1,312,504 shares directly owned by 2020. Pursuant to an advisory agreement with 2020, Capital had the rights to receive 100% of the profits generated by the 1,312,504 ordinary shares owned by 2020 in excess of a preferred return to Louis Koo, the sole member of 2020, of $3,750 per year, effectively giving Capital an economic interest in the 1,312,504 ordinary shares owned by 2020. Beijing Century Limited did not pay 2020 any consideration for the 1,312,504 shares. Capital, by virtue of its ownership of 100% of the outstanding securities of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares held by Beijing Century Limited.

(3)
Beijing Century Limited acquired 1,312,504 ordinary shares of Exceed on September 9, 2010 through a transfer from 2020. Such shares were initially acquired by 2020 pursuant to a merger on October 20, 2009 in exchange for 1,312,504 shares of common stock, $.0001 par value of 2020 ChinaCap Acquirco, Inc., a Delaware corporation acquired by 2020 in January 2007 at a purchase price of approximately $0.013 per share. Beijing Century Limited did not pay 2020 any consideration for the 1,312,504 ordinary shares of Exceed.

(4)
Tse Shiu Wah, solely in his capacity as the sole director and a controlling person of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares of Exceed held by Beijing Century Limited.

(5)
George Lu, solely in his capacity as the sole director and a controlling person of Capital, the parent of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares of Exceed held by Beijing Century Limited.

(6)
Louis Koo, solely in his capacity as the sole director and a controlling person of Capital, the parent of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares of Exceed held by Beijing Century Limited.

(7)
Represents 1,583,114 ordinary shares owned by Wisetech and 2,374,670 ordinary shares owned by Windtech. Each of Wisetech and Windtech is controlled by its sole director Yuk Mei Tsui, an employee of New Horizon Capital Advisors Ltd. Yuk Mei Tsui disclaims beneficial ownership of shares of Exceed held or to be held by Wisetech and Windtech except to the extent of her pecuniary interest therein. Wisetech and Windtech operate as a group with respect to their interests in us within the meaning of the United States federal securities laws.

(8)
As of March 31, 2011, Tiancheng Int’l Investment Group Limited (“Tiancheng”) holds 1,198,103 ordinary shares of Exceed, representing 4.7% shareholding of Exceed. Ms. Chen Shuli, the mother of Mr. Lin Shuipan, is the beneficial owner of Tiancheng.

B.	RELATED PARTY TRANSACTIONS

As of December 31, 2010, there are no amounts owed to related parties.

Mr. Lin Shuipan and Ms. Chen Xiayu provided personal guarantees to a credit facility agreement with a credit up to RMB60 million from November 10, 2008 to November 9, 2010, of which RMB18 million was drawn down as of December 31, 2009.

Appearance design patents license

Mr. Lin Shuipan applied to the State Intellectual Property Office of the PRC for registration of 11 appearance design patents for sports footwear, two appearance design patents for leisure footwear, three appearance design patents for shoe soles and two appearance design patents for package boxes, respectively, during the period from April 2001 to February 2003. The registrations were granted during the period from November 2001 to October 2003. Before such registrations were granted, Mr. Lin granted XDLong Fujian an exclusive license to use the appearance design patents for no consideration from October 1, 2001 to September 30, 2007. XDLong Fujian used these appearance design patents in the design, manufacture and sale of its footwear during the license period but do not currently use such patents in its business operations. XDLong Fujian does not anticipate using these patents in its future business operations because the relevant appearance designs are out of date.

Financial assistance

Mr. Lin Shuipan has provided financial assistance to support our operations from time to time. The financial assistance comprised interim financing and personal guarantees, including those guarantees described below. As of December 31, 2008 and 2009, the amount due to Mr. Lin Shuipan was approximately RMB0.9 million and RMB1.7 million, respectively. As of January 31, 2010, no amounts were owed to Mr. Lin Shuipan. The balance was unsecured, interest-free and repayable on demand.

A credit facility agreement with a credit up to RMB60 million from November 10, 2008 to November 9, 2010 is secured by the personal guarantees from Mr. Lin Shuipan and Ms. Chen Xiayu. The personal guarantees were released during the year after the repayment of short-term bank loan.

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

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.   FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business.

Dividend Policy

The payment of dividends by us in the future will be contingent upon revenues and earnings, if any, capital requirements and our general financial condition. The payment of any dividends is within the discretion of the board of directors and subject to the limitations imposed by British Virgin Islands law. Loans or credit facilities may limit our ability to pay dividends.

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

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Yearly Highs and Lows
Year 2010	$10.30	$6.21	$4.80	$1.91	$12.60	$10.00
Year 2009	$13.69	$7.25	$4.85	$0.03	$19.98	$7.13
Year 2008	$7.60	$6.60	$0.95	$0.03	$8.20	$6.45
Year 2007 (from December 3, 2007 for ordinary shares and warrants and November 9, 2007 for units)	$7.30	$7.11	$0.95	$0.82	$8.24	$8.01
Quarterly Highs and Lows
Fourth Quarter of 2010	$9.13	$7.58	$4.19	$2.75	$10.26	$10.25
Third Quarter of 2010	$7.67	$6.43	$2.85	$1.91	$10.26	$10.26
Second Quarter of 2010	$9.78	$6.21	$4.50	$1.91	$10.61	$10.26
First Quarter of 2010	$10.30	$8.20	$5.06	$2.92	$12.60	$9.52
Fourth Quarter of 2009	$13.69	$7.84	$4.85	$1.20	$19.98	$7.50
Third Quarter of 2009	$8.03	$7.72	$1.49	$0.17	$9.20	$7.83
Second Quarter of 2009	$7.81	$7.57	$0.27	$0.03	$8.07	$7.46
First Quarter of 2009	$7.73	$7.25	$0.11	$0.03	$7.95	$7.12
Fourth Quarter of 2008	$7.30	$6.60	$0.23	$0.03	$7.40	$6.45
Third Quarter of 2008	$7.50	$7.04	$0.50	$0.20	$7.95	$7.10
Second Quarter of 2008	$7.60	$7.18	$0.60	$0.40	$8.09	$7.41
First Quarter of 2008	$7.39	$6.96	$0.95	$0.45	$8.20	$7.51
Monthly Highs and Lows
March 2011	$7.69	$6.68	$3.07	$2.03	$10.25	$10.25
February 2011	$8.00	$7.66	$3.54	$2.82	$10.25	$10.25
January 2011	$8.50	$7.91	$3.75	$3.29	$10.25	$10.25
December 2010	$8.96	$8.04	$4.05	$3.49	$10.25	$10.25
November 2010	$9.03	$8.35	$4.19	$3.74	$10.26	$10.25
October 2010	$9.13	$7.58	$3.95	$2.75	$10.26	$10.26

The closing price of our ordinary shares, warrants and units on April 4, 2011 was $7.28, $2.03 and $10.25, respectively.

As of March 31, 2011, we had approximately 1 holder of record of our units, 11 holders of record of our ordinary shares and 2 holders of record of our warrants. Such number does not include beneficial owners holding shares through nominee names.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares, warrants and units were transferred and being traded on the NASDAQ Global Select Market on January 3, 2011.

Our ordinary shares, warrants and units began being traded on the NASDAQ Capital Market on October 13, 2009 and were transferred and being traded on the NASDAQ Global Market on June 28, 2010. Prior to such date, the securities had been traded on the NYSE Amex.

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

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

 Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles of association. Shareholders are entitled to have the affairs of us conducted in accordance with the general law and the memorandum and articles.

Under British Virgin Islands law as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated in the British Virgin Islands. There is no tax treaty currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands. However, the British Virgin Islands had entered into tax information exchange treaties with China and the United States respectively.

Our amended and restated memorandum and articles of association dated September 24, 2009 is filed as Exhibit 1.1 to this form.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.

D.	EXCHANGE CONTROLS

All of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

In October 2005, SAFE promulgated regulations that require registration with local SAFE in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions.

The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation with respect to the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

British Virgin Islands Taxation

Under British Virgin Islands law as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated in the British Virgin Islands. There is no tax treaty currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands. However, the British Virgin Islands had entered into tax information exchange treaties with China and the United States respectively.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants, which are sometimes referred to collectively as our securities. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

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

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the consequences described herein, and its determination may be upheld by a court. Moreover, we cannot assure you that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the U.S. dollar amount of distributions on our ordinary shares (including the amount of PRC tax withheld, if any), other than certain pro rata distributions of our ordinary shares, generally will be includable in a U.S. Holder’s gross income as ordinary dividend income when actually or constructively received to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares. We may not, however, calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders generally will be treated as dividends.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable long term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which include the NASDAQ Stock Market. Although our ordinary shares are currently traded on the NASDAQ Stock Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of this lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and, if we are deemed to be a PRC “resident enterprise” under PRC tax law (see “Risk Factors — Risks Relating to the PRC — Any changes in PRC policies on enterprise income tax may adversely affect our ability to pay dividends and our financial condition”), a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Possible Constructive Dividends

If an adjustment is made to the number of ordinary shares for which a warrant may be exercised or to the exercise price of a warrant, other than an adjustment made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the U.S. Holder of the warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant. Conversely, the absence of an appropriate anti-dilution adjustment may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of our ordinary shares.

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

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2013 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and, if we are deemed to be a PRC “resident enterprise” under PRC tax law (see “Risk Factors – Risks Relating to the PRC – Any changes in PRC policies on enterprise income tax may adversely affect our ability to pay dividends and our financial condition”), a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

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

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

We do not believe that we were a PFIC for the 2010 taxable year. Our actual PFIC status for the 2011 taxable year or any subsequent taxable year will not be determinable until after the end of each such taxable year. The PFIC determination is dependant on a number of factors, some of which are beyond our control, including the amount of our operating income and the market valuation of our assets, including goodwill, and certain aspects of the PFIC rules are not entirely certain. Accordingly, we cannot assure you with respect to our status as a PFIC for the 2011 taxable year or any future taxable year.

If we qualified as a PFIC and a U.S. Holder did not make either a timely qualified electing fund, or QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

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

•
the amount allocated to the taxable year of the U.S. Holder in which the U.S. Holder recognized the gain or received the excess distribution, or allocated to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our ordinary shares if the U.S. Holder is able to make a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect of such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Stock Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares currently trade on the NASDAQ Stock Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of our ordinary shares under their particular circumstances.

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

Under recently enacted legislation effective March 18, 2010, if a U.S. Holder owns (or is deemed to own) shares or warrants in a PFIC during any taxable year of the U.S. Holder, such holder generally will have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department.

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

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants

Dividends paid to a Non-U.S. Holder in respect of its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax (but not the Medicare contribution tax described above) in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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

In addition, backup withholding of United States federal income tax, currently at a rate of 28% for taxable years beginning before January 1, 2013, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

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

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

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

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

We operate in China and most of our transactions are settled in Renminbi. Our assets and liabilities, and transactions arising from operations are denominated in Renminbi. We have not used any forward contract or currency borrowing to hedge our exposure as we consider foreign currency risks to be minimal.

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

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry in which our customers operate also has an influence on credit risk but only to a lesser extent. At the balance sheet date, we have a certain concentration of credit risk as 41.6%, 48.1% and 39.9%, respectively, of our total trade and other receivables that were due from our five largest customers during 2008, 2009 and 2010.

The maximum exposure to credit risk, without taking collateral into account, is represented by the carrying amount of each financial asset. We do not provide any guarantees which would expose us to credit risk.

Interest rate risk

We do not have any significant exposure to risk of changes in market interest rates as our debt obligations are all with fixed interest rates. If we borrow money in the future, we may be exposed to interest rate risk. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Commodity price risk

The major raw materials used in the production of our products include cotton, natural and synthetic leather, nylon, canvas, rubber and plastics. We are exposed to fluctuation in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions. Fluctuations in the prices of raw materials could adversely affect our financial performance. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes.

Liquidity risk

We monitor our risk to a shortage of funds by considering the maturity of both our financial assets and projected cash flows from operations. Our objective is to maintain a balance between continuity of funding and flexibility through use of bank borrowings and other borrowings to meet our working capital requirements. See “ — Liquidity and Capital Resources.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures, as such term is defined under Rules 13a−15(e) and 15d−15(e) promulgated under the Exchange Act, as of the end of the period covered by this annual report were not effective. The conclusion was reached primarily due to the material weakness in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting

We maintain internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has concluded that our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2010 was ineffective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We believe that the deficiency in our internal controls relating to the preparation of the financial information comprised this material weakness for our interpretation and application of IAS 33 related to the granting of restricted stock in the our calculation of earnings per share.

After the material weakness was reported to our audit committee, the audit committee approved an action plan that requires our management to remediate the weakness. In accordance with the action plan, we have set up a detailed timeline for the internal review process and have engaged an external consultant to conduct a separate and independent review.

We believe that the measures described above will improve our ability to prepare the financial information to our consolidated financial statements. Although we are still in the process of strengthening our controls and procedures in order to eliminate all inadvertent errors, deficiencies and deviations that can appear in the normal course of business, with the additional objective of achieving full compliance with Section 404 of the Sarbanes-Oxley Act of 2002, our management believes that the controls and procedures implemented to date have already enhanced the reliability of the financial information produced by us.

Attestation report of the registered public accounting firm

Report of Independent Registered Public Accounting Firm
Board of Directors
Exceed Company Ltd. and its Subsidiaries

We have audited Exceed Company Ltd. and its Subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's accompanying report. There was a material weakness in the Company’s internal controls over financial reporting relating to the interpretation and application of generally accepted accounting principles under IAS 33 related to the granting of restricted stock in the Company’s calculation of earnings per share. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 financial statements, and this report does not affect our report dated April 5, 2011 on those financial statements.

In our opinion, because of the effects of the material weakness described above, the Company has not maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of Exceed Company Limited and its Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated April 5, 2011expressed an unqualified opinion on those financial statements and included in Item 18 — Financial Statements.

/s/ Crowe Horwath LLP

Sherman Oaks, California
April 5, 2011

Changes in internal control over financial reporting

As of December 31, 2009, we had identified some material weaknesses during our assessment of the internal control over financial reporting as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5. After the material weakness was reported to our audit committee, the audit committee approved an action plan that requires the management to remediate the weakness. In accordance with the action plan, we implemented the following measures during the period covered by this annual report, which measures are reasonably likely to materially affect our internal control over financial reporting:

(i).
We hired five additional finance, accounting and internal auditing personnel with extensive work experience and professional qualification in finance, accounting and internal auditing. The segregation of duties among our auditing personnel also improved.

(ii).	We adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act.

(iii).	Our finance and accounting staff members attended seminars organized by professional accountancy bodies.

(iv).	We hired an external consultancy firm as our consultant.

(v).	We established our internal audit department in November 2010 to improve the control environment.

Other than as set forth above, there have not been any changes in internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. William Sharp qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the Securities and Exchange Commission.

Our board of directors has determined that Mr. Jin Jichun is independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics sets forth and summarizes certain policies of the Company related to legal compliance and ethical business practices. Essentially, each officer, employee and member of the Board of Directors of the Company is expected, and required, to comply with the law and to conduct the business of the Company in an ethical manner. This code is intended to comply with the standards set forth in Section 406 of the Sarbanes-Oxley Act of 2002. The full text of our code of ethics has been posted on our internet website, www.exceedsports.cn.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2009	2010
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	369	1,505	228
Audit-related fees (2)	—	1,228	186
Total	369	2,733	414

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are incorporated under the laws of British Virgin Islands. Our common stock is currently listed on the NASDAQ Global Select Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ as being applicable to listed companies. NASDAQ has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.

We currently comply with the specifically mandated provisions of the Rule 5600 Series. In addition, we have elected to voluntarily comply with certain other requirements of the Rule 5600 Series, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of the Rule 5600 Series. However, we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:

•
NASDAQ Rule 5605(c)(2)(A) requires that each company must have an audit committee of at least three members and such audit committee must be comprised only of Independent Directors as defined in the NASDAQ Rule 5605 (a)(2). Under the laws of the British Virgin Islands, we are not required to have an audit committee of at least three members. Our audit committee is comprised of two members, both of whom are Independent Directors as defined in the NASDAQ Rule 5605 (a)(2).

•
NASDAQ Rule 5605(d) requires Independent Director involvement in the determination of executive compensation. In particular, NASDAQ 5605(d)(B) requires that the chief executive officer may not be present during voting or deliberations of the compensation committee. Our chief executive officer, however, can be invited to attend our compensation committee meetings.

•
NASDAQ Rule 5610 requires that each company shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available. A code of conduct satisfying this rule must comply with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 and any regulations promulgated thereunder by the Commission. In addition, the code must provide for an enforcement mechanism. Any waivers of the code for directors or executive officers must be approved by the board. Our ethics administrator, who is the chairman of our audit committee, has the authority to grant a specific limited waiver of any provision of our ethics code.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Audited Financial Statements

EXCEED COMPANY LTD. AND ITS SUBSIDIARIES
(Incorporated in the British Virgin Islands with limited liability)

December 31, 2010

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

AUDITED FINANCIAL STATEMENTS

Consolidated:

Statements of comprehensive income	F-2

Statements of financial position	F-3

Statements of changes in equity	F-4 – F-7

Statements of cash flows	F-8 – F-9

Notes to consolidated financial statements	F-10 – F-60

Report of Independent Registered Public Accounting Firm

Board of Directors
Exceed Company Ltd. and its Subsidiaries

We have audited the accompanying consolidated statements of financial position of Exceed Company Ltd. and its Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 5 expressed an adverse opinion thereon and included in Item 15 — Controls and Procedures.

/s/ Crowe Horwath LLP

Sherman Oaks, California
April 5, 2011

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2010

	Notes	2010	2010	2009	2008
		(in thousands except for share and per share data)
		USD'000	RMB'000	RMB'000	RMB'000

REVENUE	5	408,923	2,698,891	2,077,958	1,820,282

Cost of sales		(281,402)	(1,857,251)	(1,464,856)	(1,323,262)

Gross profit		127,521	841,640	613,102	497,020

Other income and gains	5	972	6,416	5,855	1,188
Selling and distribution costs		(51,460)	(339,637)	(268,123)	(225,752)
Administrative expenses		(8,760)	(57,814)	(44,509)	(29,205)
Aborted IPO expenses	6	-	-	-	(31,382)
Research and development expenses		(6,179)	(40,783)	(24,953)	(17,649)

OPERATING PROFIT		62,094	409,822	281,372	194,220

Finance costs	7	(287)	(1,893)	(29,566)	(23,511)
Share of loss in jointly-controlled entity		(3)	(17)	(16)	-

PROFIT BEFORE TAX	8	61,804	407,912	251,790	170,709

Tax	10	(8,526)	(56,274)	(3,771)	(2,181)

PROFIT FOR THE YEAR		53,278	351,638	248,019	168,528

Other comprehensive income for the year, net of tax:
Exchange differences on translation of
financial statements of overseas subsidiaries		(332)	(2,192)	2,391	3,180

Total comprehensive income for the year
attributable to equity holders of the Company		52,946	349,446	250,410	171,708

EARNINGS PER SHARE	26
Net profit per share
Basic		USD2.11	RMB13.94	RMB29.91	RMB29.35
Diluted		USD1.61	RMB10.62	RMB23.77	RMB27.71

Weighted average number of shares outstanding	26
Basic		25,232,827	25,232,827	8,292,331	5,741,466
Diluted		33,117,326	33,117,326	11,543,091	6,868,910

The shares which are held in escrow are regarded as issued and not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2010

	Notes	2010	2010	2009
		USD'000	RMB'000	RMB'000

NON-CURRENT ASSETS
Property, plant and equipment	12	39,994	263,958	272,578
Prepaid land lease payments	13	4,333	28,599	29,347
Deposit paid for acquisition of land use rights	14	1,909	12,600	-
Total non-current assets		46,236	305,157	301,925

CURRENT ASSETS
Inventories	15	6,780	44,747	55,966
Trade receivables	16	92,676	611,660	812,747
Prepayments, deposits and other receivables	17	2,998	19,788	19,840
Due from a shareholder		-	-	103
Pledged deposits	18	-	-	15,000
Cash and bank balances	19	115,575	762,798	262,204
Total current assets		218,029	1,438,993	1,165,860

CURRENT LIABILITIES
Trade and bills payables	20	16,819	111,001	195,538
Deposits received, other payables and accruals	21	9,936	65,585	62,842
Interest-bearing bank borrowings	22	2,727	18,000	58,000
Due to a director	23	-	-	1,687
Tax payable		1,948	12,858	1,286
Total current liabilities		31,430	207,444	319,353

NET CURRENT ASSETS		186,599	1,231,549	846,507

Net assets		232,835	1,536,706	1,148,432

STOCKHOLDERS’ EQUITY
Preferred stock – par value of USD0.0001 per share; 5,000,000		-	-	-
shares authorized; nil issued and outstanding
Common stock – par value of USD0.0001 per share;
55,000,000 shares authorized;
31,010,930 shares issued and 25,357,563 shares
outstanding
(2009: 55,000,000 shares authorized;
30,123,335 shares issued and 18,856,168 shares
outstanding)	25	3	17	13
Retained profits		137,085	904,761	590,226
Reserves	25	95,747	631,928	558,193
Total equity		232,835	1,536,706	1,148,432

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31, 2010
							Employee
	Outstanding				Statutory		share-based
	common stock		Capital	Other	surplus	Exchange	payment	Retained	Total
	Shares	Amount	reserve (ii)	reserve (iii)	fund (iv)	reserve (v)	reserve (vi)	profits	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
At January 1, 2008	5,741,466	4	83,597	-	8,974	1,464	-	221,188	315,227
Total comprehensive income for the year	-	-	-	-	-	3,180	-	168,528	171,708
Transfer to statutory surplus	-	-	-	-	19,299	-	-	(19,299)	-
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (Note (i))	-	(1)	-	-	-	-	-	-	(1)
Reverse merger adjustments:
Reversal of issued share capital of a subsidiary pursuant to the Group Reorganization (Note (i))	-	1	(1)	-	-	-	-	-	-
Capital contribution from an equity holder of Windrace (as defined in Note 1)	-	-	28,400	-	-	-	-	-	28,400
Issue of shares of Windrace (as defined in Note 1)	-	8	-	-	-	-	-	-	8
Issue of preferred shares	-	-	-	(189,504)	-	-	-	-	(189,504)
Reverse merger adjustments:
Capital contribution	-	(8)	8	-	-	-	-	-	-
At December 31, 2008 and January 1, 2009	5,741,466	4	112,004	(189,504)	28,273	4,644	-	370,417	325,838

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2010

							Employee
	Outstanding				Statutory		share-based
	common stock		Capital	Other	surplus	Exchange	payment	Retained	Total
	Shares	Amount	reserve (ii)	reserve (iii)	fund (iv)	reserve (v)	reserve (vi)	profits	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
At December 31, 2008 and January 1, 2009	5,741,466	4	112,004	(189,504)	28,273	4,644	-	370,417	325,838
Total comprehensive income for the year	-	-	-	-	-	2,391	-	248,019	250,410
Transfer to statutory surplus	-	-	-	-	28,210	-	-	(28,210)	-
Reverse merger adjustments :
Shares issued to 2020 shareholders (as defined in Note 1) (retroactively adjusted for reverse merger with Windrace on October 21, 2009)	10,500,000	7	415,702	-	-	-	-	-	415,709
Shares of 2020 redeemed on October 21, 2009	(1,343,082)	(1)	(72,502)	-	-	-	-	-	(72,503)
Issue of shares (Note 25)	3,957,784	3	204,997	-	-	-	-	-	205,000
Purchase of an unit option (Note 25)	-	-	(17,083)	-	-	-	-	-	(17,083)
Preferred shares redemption adjustment : Written-off of accrued interest on preferred shares (Note 24)	-	-	-	41,061	-	-	-	-	41,061

At December 31, 2009 and January 1, 2010	18,856,168	13	643,118	(148,443)	56,483	7,035	-	590,226	1,148,432

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2010

							Employee
	Outstanding				Statutory		share-based
	common stock		Capital	Other	surplus	Exchange	payment	Retained	Total
	Shares	Amount	reserve (ii)	reserve (iii)	fund (iv)	reserve (v)	reserve (vi)	profits	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
At December 31, 2009 and January 1, 2010	18,856,168	13	643,118	(148,443)	56,483	7,035	-	590,226	1,148,432
Total comprehensive income for the year	-	-	-	-	-	(2,192)	-	351,638	349,446
Recognition of equity-settled share-based payments	50,086	-	-	-	-	-	7,319	-	7,319

Transfer to statutory surplus	-	-	-	-	37,103	-	-	(37,103)	-
Exercise of warrants (Note 25)	879,372	1	31,508	-	-	-	-	-	31,509
Warrant exchange in relation to tender offer (Note 25)	8,223	-	-	-	-	-	-	-	-

Escrow shares released in relation to 2009 profit (Note 25)	5,563,714	3	(3)	-	-	-	-	-	-

At December 31, 2010	25,357,563	17	674,623	(148,443)	93,586	4,843	7,319	904,761	1,536,706
At December 31, 2010 (USD’000)	25,357,563	3	102,215	(22,491)	14,180	734	1,109	137,085	232,835

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2010

Notes:

(i)
Pursuant to a group reorganization effective April 28, 2008 (the “Group Reorganization”), Windrace International Company Limited (formerly known as Xdlong International Company Limited) became the holding company of certain subsidiaries, as described in Note 1 of the financial statements.  The founders, Mr. Lin Shuipan and Ms. Chen Xiayu continue to govern the financial and operating policies and activities of such entities following partial ownership interest held by third parties since March 2008.  Accordingly, such entities were under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu for all periods presented herein.

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

(iii)	The other reserve represented distribution to certain holders of the Company pursuant to a share purchase agreement on March 28, 2008 (Note 24).

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

(v)
Exchange fluctuation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. This reserve is dealt with in accordance with the accounting policy in Note 2.2.

(vi)	Share-based compensation reserve represents value of employee services in respect of restricted shares granted to directors and employees of the Group recognized.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2010

	Notes	2010	2010	2009	2008
		USD'000	RMB'000	RMB'000	RMB’000

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before tax		61,804	407,912	251,790	170,709
Non-cash adjustments for:
Interest income	5,8	(358)	(2,364)	(727)	(788)
Finance costs	7	287	1,893	29,566	23,511
Over-provision for aborted
IPO expenses		-	-	(5,128)	-
Share of loss of a jointly-controlled
entity		3	17	16	-
Loss on write-off of items of
property, plant and equipment	8	-	-	-	97
Loss on disposal of items of
property, plant and equipment	8	16	108	189	-
Depreciation	12	2,568	16,950	16,166	15,300
Amortisation of prepaid land lease
payments	8,13	113	746	752	746
Expense recognised in respect of
equity-settled share-based
payment		1,109	7,319	-	-
Impairment of an advance of loan to a
jointly-controlled entity		(3)	(17)	(16)	-
Operating cash flow before working
capital changes		65,539	432,564	292,608	209,575

(Increase)/decrease in inventories		1,700	11,218	30,094	(35,777)
(Increase)/decrease in trade receivables		30,468	201,087	(527,952)	(143,132)
(Increase)/decrease in prepayments,
deposits and other receivables		1	7	(9,320)	(2,711)
(Increase)/decrease in pledged deposits		2,273	15,000	(12,700)	16,700
Increase/(decrease) in trade and bills payables		(12,808)	(84,537)	67,956	4,255
Increase in deposits received,
other payables and accruals		1,481	9,772	9,533	1,892

Cash (used in)/generated from operations		88,654	585,111	(149,781)	50,802

Interest paid		(287)	(1,893)	(3,228)	(1,716)
PRC taxes paid		(6,773)	(44,702)	(2,738)	(5,133)

Net cash inflow/(outflow) from operating activities		81,594	538,516	(155,747)	43,953

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Year ended December 31, 2010

	Notes	2010	2010	2009	2008
		USD'000	RMB'000	RMB'000	RMB’000

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchases of items of property, plant
and equipment	12	(1,279)	(8,440)	(2,290)	(17,256)
Deposit paid for acquisition of land
use rights	14	(1,909)	(12,600)	-	-
Interest received	5,8	358	2,364	727	788

Net cash outflow from investing activities		(2,830)	(18,676)	(1,563)	(16,468)

CASH FLOWS FROM FINANCING
ACTIVITIES
Cash received from 2020 upon recapitalization		-	-	343,200	-
Purchase of a unit option	25	-	-	(17,083)	-
Exercise of warrants		4,774	31,508	-	-
Capital contributions from equity holder
of the Company		-	-	-	28,400
Proceeds from issue of ordinary shares	25	-	-	205,018	-
Proceeds from issue of preferred shares	24	-	-	-	85,135
Redemption of preferred shares	24	-	-	(272,432)	-
Repayment of additional premium of
redemption of preferred shares	24	(1,002)	(6,616)	-	-
New bank loans		2,727	18,000	90,500	20,000
Repayment of bank loans		(8,788)	(58,000)	(52,500)	(28,000)
Increase/(decrease) in amount due to a director		(246)	(1,624)	806	(81,083)
(Increase)/decrease in amount due from a shareholder		15	99	(103)	-
Exchange realignment		-	-	2,472	-

Net cash inflow/(outflow) from financing activities		(2,520)	(16,633)	299,878	24,452

NET INCREASE IN CASH
AND CASH EQUIVALENTS		76,244	503,207	142,568	51,937
CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR		39,728	262,204	120,068	67,725
Effect of foreign exchange rate changes		(397)	(2,613)	(432)	406

CASH AND CASH EQUIVALENTS AT
END OF YEAR		115,575	762,798	262,204	120,068

ANALYSIS OF BALANCES OF CASH
AND CASH EQUIVALENTS
Cash and bank balances	19	115,575	762,798	262,204	120,068

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

1.	CORPORATE INFORMATION

Exceed Company Ltd. (“the Company”) is a limited liability company incorporated in the British Virgin Islands (“BVI”) on April 21, 2009, as a wholly-owned subsidiary of 2020 ChinaCap Acquirco, Inc. (“2020”), a blank check company formed in Delaware for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business that either: (1) was located in China, (2) had its principal operations located in China, or, (3) in 2020’s view, would benefit from establishing operations in China.

On May 8, 2009, the Company entered into a sales and purchase agreement (the “Purchase Agreement”) among 2020, Windrace International Company Limited (“Windrace”) and the selling shareholders party thereto (the “Sellers”), which owned 100% of the issued and outstanding equity securities of Windrace (the “Acquisition”).

On October 5, 2009, the board of directors of 2020 has unanimously approved the simultaneous reincorporation of 2020 from the State of Delaware to the BVI through a redomestication merger (the “Redomestication”) with and into the Company.  In the Redomestication, the Company issued its securities in exchange for the issued and outstanding securities of 2020 (being 10,500,000 shares of common stock) on a one-to-one basis, and redeemed 1,343,082 shares of 2020 common stock at USD7.92 per share.

On October 21, 2009, the Company completed its Acquisition of Windrace through its acquisition of the issued and outstanding shares of Windrace under the Purchase Agreement, as supplemented by a supplemental purchase agreement dated July 27, 2009 and a letter agreement dated September 9, 2009, among Windrace and the Sellers on the one hand, and 2020 and the Company on the other hand.  The Acquisition and Redomestication (“Business Combination”) was accounted for as a reverse recapitalization, whereby the Company will be the surviving and continuing entity for financial reporting purposes and will be deemed to be the acquirer of 2020.

The Business Combination are being accounted for as a reverse recapitalization because (i) after the Business Combination the Sellers together with the Investors (as defined in Note 25 – Common Stock) held approximately 51% of the issued and outstanding ordinary shares of Exceed (not taking the escrowed shares, the additional 2,212,789 shares issuable to the Sellers if certain earnings targets in 2011 are met, and the additional shares issuable to the Investors as described in this Note 25 – Common Stock) and 2020’s directors resigned and were replaced by Mr. Lin Shuipan, the CEO of the Company immediately prior to the Acquisition, and Professor Jin Jichun, a designee of the Sellers who will be considered an independent director under applicable regulatory rules and thus independent of both 2020 and the Investors, and (ii) 2020 has no prior operations and was formed for the purpose of effecting a business combination such as the proposed Acquisition.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

1.	CORPORATE INFORMATION (continued)

In accordance with the applicable accounting guidance for accounting for the Business Combination as a reverse recapitalization, initially the Company will be deemed to have undergone a recapitalization, whereby its issued and outstanding ordinary shares were converted into 17,008,633 ordinary shares of the Company. Immediately thereafter, the Company, as the parent company of the Group, which is the continuing accounting entity, will be deemed to have acquired the assets and assumed the liabilities of 2020 in exchange for the issuance of the Company securities identical in number and terms to the outstanding securities of 2020. The Company, as the parent company of the Group, will be deemed to have acquired 2020 in accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, and 2020’s assets and liabilities will be recorded at their historical carrying amounts, with no step-up in basis or other intangible assets or goodwill recorded. All direct costs of the Acquisition and the Redomestication are being charged to operations in the period that such costs were incurred.

Windrace, the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, is engaged in the design, develop and wholesale of sporting goods, including footwear, apparel and accessories, under its own brand, Xidelong, in China.

During the year ended December 31, 2010, the Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

1.	CORPORATE INFORMATION (continued)

	Place and	Nominal value
	date of	of issued		Percentage
	incorporation or	ordinary share/		of equity
	establishment/	registered		attributable to		Principal
Name	operation	capital		the Company		activities
				Direct	Indirect

Windrace International Company Limited	Cayman Islands	HKD	9,200	100	-	Investment
(Formerly known as Xdlong International	March 25, 2008					holding
Company Limited)

Windrace Investment Holding Limited	British Virgin Islands	USD	100	-	100	Investment
("Windrace Investment")	August 17, 2007					holding
(Formerly known as Xdlong Investment
Holding Limited)

Hei Dai Lung Group Company Limited	Hong Kong	HKD	10,000	-	100	Investment
("XDLong HK")	November 5, 2003					holding

Xidelong (China) Co., Ltd.	PRC	HKD	390,000,000	-	100	Manufacture
("XDLong China")	April 13, 2004					and sale of
(Note (i) and (ii))						sportswear

Fujian Xidelong Sports Goods Co., Ltd.	PRC	HKD	25,000,000	-	100	Manufacture
("XDLong Fujian")	September 26, 2001					and sale of
(Note (i) and (iii))						sportswear

Notes:

(i)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(ii)	The registered capital of XDLong China is HKD390,000,000 and was fully paid as of October 26, 2009.

(iii)	The registered capital of XDLong Fujian is HKD25,000,000 and was fully paid as of June 13, 2008.

(iv)	Functional and reporting currency of XDLong China and XDLong Fujian, the operating subsidiaries of the Group, is RMB.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.1.	BASIS OF PRESENTATION AND PREPARATION

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

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention except for the derivative component of preferred shares, which has been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all amounts are rounded to the nearest thousand except where otherwise indicated.

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

Translations of amounts from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.60, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on December 31, 2010. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rate.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.1.	BASIS OF PRESENTATION AND PREPARATION (continued)

Basis of presentation (continued)
The preparation of these financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

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

December 31, 2010

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

December 31, 2010

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

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives used for this purpose are as follows:

Buildings	Over the shorter of lease terms or 20 years
Leasehold improvements	Over the shorter of lease terms or 5 years
Plant and machinery	5 to 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

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

Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated.  Cost comprises the direct costs of construction during the period of construction.  Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

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

December 31, 2010

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

December 31, 2010

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

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized where:
•	the rights to receive cash flows from the asset have expired;
•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
•
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

Financial liabilities
Initial recognition and measurement
Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and interest-bearing bank and other borrowings.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

December 31, 2010

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

December 31, 2010

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

December 31, 2010

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

Although the Group accepts returns of defective products from distributors, distributors generally choose to sell any defective products at a discount rather than to return such defective products to the Group. Since distributors are required to comply with the Group’s pricing policy, prior written consent must be obtained from the Group before any products are sold at a discount to the suggested retail price, which is determined on a case-by-case basis. The Group does not provide any compensation to distributors for defective products. To date, the number and value of defective products has been nominal.

The Group does not have any arrangements with distributors to accept returns of out-of-season stock.  When in-season new products arrives, the current products on shelves become out-of-season stock.  The Group does not provide volume-based discount programs or discounts for early payment.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. During the year ended December 31, 2010, no interest has been capitalized.  All other borrowing costs are expensed in the period they occur.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

Employee benefits
Share-based payment transactions
The Company operates an equity incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations.  Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by management using an appropriate pricing model, further details of which are given in Note 27 to the financial statements.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled.  The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.  The charge or credit to the statement of comprehensive income for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

The expense is recognised and charged to the statement of comprehensive income on the straight-line basis over the performance period.

No expense is recognised for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum the expense recognised is the expense as if the terms had not been modified, if the original terms of the award are met . In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)
Share-based payment transactions (continued)
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.  All cancellations of equity-settled transaction awards are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

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

December 31, 2010

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

Merger and accounting treatment
In accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, initially the Company will be deemed to have undergone a recapitalization, whereby its issued and outstanding ordinary shares were converted into 17,008,633 ordinary shares of Exceed. Immediately thereafter, Exceed, as the parent company of the Group, which is the continuing accounting entity, will be deemed to have acquired the assets and assumed the liabilities of 2020 in exchange for the issuance of the Exceed securities identical in number and terms to the outstanding securities of 2020. Exceed, as the parent company of the Group, will be deemed to have acquired 2020 in accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, and 2020’s assets and liabilities will be recorded at their historical carrying amounts, with no step-up in basis or other intangible assets or goodwill recorded. All direct costs of the Acquisition and the Redomestication are being charged to operations in the period that such costs were incurred.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.3.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following relevant new interpretations and amendments to IFRSs for the first time for the current year’s financial statements.

IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Group Cash-
settled Share-based Payment Transactions
IFRS 3 (Revised)	Business Combinations
IAS 27 (Revised)	Consolidated and Separate Financial Statements

The following new interpretations and amendments to IFRSs are effective but not relevant to the Group’s operations:

IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and
Measurement – Eligible Hedged Items
IFRIC-Int 17	Distribution of Non-cash Assets to Owners
Amendment to	Amendment to IFRS 5 Non-current Assets Held for Sale and
IFRS 5 included	Discontinued Operations – Plan to sell the controlling interest in a
in Improvements to	subsidiary
IFRSs issued in
October 2008
IFRIC-Int 4 Amendment	Amendment to IFRIC Interpretation 4 Leases – Determination of the
Length of Lease Term in respect of Hong Kong Land Leases
IFRIC-Int 5	Presentation of Financial Statements – Classification by the Borrower
of Term Loan that Contains a Repayment on Demand Clause

The adoption of these new interpretations and amendments has had no significant financial effect on these financial statements and there have been no significant changes to the accounting policies applied in these financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2.4.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the financial statements.

IFRS 1 Amendment	Amendment to IFRS 1 First-time Adoption of Hong Kong
Financial Reporting Standards – Limited Exemption from
Comparative IFRS 7 Disclosures for First-time Adopters 2
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures –
Transfers of Financial Assets 4
IFRS 9	Financial Instruments 5
IAS 24 (Revised)	Related Party Disclosures 3
IAS 32 Amendment	Amendment to IAS 32 Financial Instruments: Presentation –
Classification of Rights Issues 1
IFRIC-Int 14	Amendments to IFRIC-Int 14 Prepayments of a Minimum
Amendments	Funding Requirement 3
IFRIC-Int 19	Extinguishing Financial Liabilities with Equity Instruments2

Apart from the above, the IASB has issued Improvements to IFRSs 2010 which sets out amendments to a number of IFRSs primarily with a view to removing inconsistencies and clarifying wording.  The amendments to IFRS 3 and IAS 27 are effective for annual periods beginning on or after 1 July 2010, whereas the amendments to IFRS 1, IFRS 7, IAS 1, IAS 34 and IFRIC-Int 13 are effective for annual periods beginning on or after 1 January 2011 although there are separate transitional provisions for each standard.

1    Effective for annual periods beginning on or after 1 February 2010
2    Effective for annual periods beginning on or after 1 July 2010
3    Effective for annual periods beginning on or after 1 January 2011
4    Effective for annual periods beginning on or after 1 July 2011
5    Effective for annual periods beginning on or after 1 January 2013

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application.  So far, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

3.	SIGNIFICANT ACCOUNTING ESTIMATES (continued)

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 27.

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

5.	REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold during the year.

An analysis of revenue, other income and gains is as follows:

	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB’000

Revenue
Manufacture and sale of sportswear:
Footwear	191,876	1,266,378	1,102,280	923,061
Apparel	212,683	1,403,708	948,738	857,203
Accessories	4,364	28,805	26,940	40,018

	408,923	2,698,891	2,077,958	1,820,282

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

5.	REVENUE, OTHER INCOME AND GAINS (continued)

	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB’000

Other income and gains
Bank interest income	358	2,364	727	788
Subsidy income from the PRC
government*	-	-	-	400
Listing award from the PRC
government*	613	4,051	-	-
Other income**	1	1	5,128	-

	972	6,416	5,855	1,188

*	There are no unfulfilled conditions or contingencies relating to these subsidies.
**	Other income in 2009 represented the reversal of over-provision for aborted IPO expenses in 2008 (Note 6).

6.	ABORTED IPO EXPENSES

In 2008, the Group applied for initial public offering (“IPO”) on the Hong Kong Stock Exchange for capital raising to fund business expansion. On July 3, 2008, the Group decided not to proceed with its Hong Kong IPO due to the unfavourable market condition. The expenses related to the professional charges incurred for the IPO was charged to the consolidated statement of comprehensive income during the year ended December 31, 2008.

7.	FINANCE COSTS

	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB’000

Interest on bank loans wholly repayable
within one year	287	1,893	3,228	1,716
Interest on preferred shares	-	-	26,338	21,795

	287	1,893	29,566	23,511

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

8.	PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	2010	2010	2009	2008
		USD'000	RMB'000	RMB'000	RMB’000

Included in cost of sales
Cost of inventories sold*		281,402	1,857,251	1,464,856	1,323,262

Included in selling and distribution expenses
Depreciation of property, plant
and equipment		46	302	230	198
Employee benefits expenses :
Wages and salaries		1,870	12,343	10,237	6,319
Pension scheme contributions**		227	1,498	1,434	1,125
		2,097	13,841	11,671	7,444

Included in administrative expenses
Depreciation of property, plant
and equipment		912	6,018	5,469	5,360
Employee benefits expenses
(including directors' remuneration
- Note 9):
Wages and salaries		1,702	11,236	8,587	5,034
Pension scheme contributions**		129	854	844	602
		1,831	12,090	9,431	5,636
Minimum lease payments under
operating leases in respect of
office premises		165	1,088	346	373
Auditors' remuneration		433	2,855	369	286
Amortisation of prepaid land
lease payments	13	113	746	752	746
Loss on write-off of items of
property, plant and equipment		-	-	-	97
Loss on disposal of items of
property, plant and equipment		16	108	189	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

8.	PROFIT BEFORE TAX (continued)

	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB’000

Included in research and development expenses
Depreciation of property, plant
and equipment	64	423	365	30
Employee benefits expenses:
Wages and salaries	1,366	9,013	5,823	3,844
Pension scheme contributions**	184	1,215	764	587
	1,550	10,228	6,587	4,431

Included in other income and gains
Interest income	(358)	(2,364)	(727)	(788)

*	The cost of inventories sold includes approximately RMB63,837,000 (2009: RMB70,879,000; 2008: RMB63,445,000), relating to direct staff cost and depreciation of the manufacturing facilities.
**	As of December 31, 2010, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2009: Nil; 2008: Nil).

9.	DIRECTORS' REMUNERATION

Details of directors' remuneration are as follows:

	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB’000

Other emoluments:
Salaries, bonuses, allowances and benefits
in kind	176	1,160	1,238	1,445
Share-based compensation expense	95	626	-	-
Pension scheme contributions	1	8	6	17

	272	1,794	1,244	1,462

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

9.	DIRECTORS' REMUNERATION (continued)

There was no arrangement under which a director waived or agreed to waive any remuneration during the year ended December 31, 2010(2009: Nil; 2008: Nil).

During the year, no remuneration was paid by the Group to any of the directors of the Group as an inducement to join or upon joining the Group or as compensation for loss of office for the year ended December 31, 2010 (2009: Nil; 2008: Nil).

During the year ended December 31, 2010, certain directors were granted restricted shares, in respect of their services to the Group, under the equity incentive plan of the Company, further details of which are set out in Note 27 to the financial statements.  The fair value of such restricted shares which have been recognised in the statement of comprehensive income over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors' remuneration disclosures.

10.	TAX

Pursuant to the rules and regulations of the BVI and the Cayman Islands and, the Group is not subject to any income tax in BVI and the Cayman Islands. No tax provision for Hong Kong profits has been made as the Group did not generate any assessable profits arising in Hong Kong during the reporting periods. Taxes on profits assessable in the PRC have been calculated at the prevailing rates, based on existing legislation, interpretations and practices in respect thereof.

	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB’000

Current tax - Mainland China
Charge for the year	8,526	56,274	3,771	2,181

Under the new PRC Corporate Income Tax Law (the ''New Corporate Income Tax Law'') and its Implementation Rules (effective on January 1, 2008), the PRC corporate income tax rate for domestic-invested and foreign-invested enterprises is unified to 25%.  Accordingly, the applicable tax rate for XDLong Fujian is 25% in 2009 and 2010.

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

December 31, 2010

10.	TAX (continued)

A reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries operated to the tax expense at the effective tax rates are as follows:

	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB’000

Profit before tax	61,804	407,912	251,790	170,709

Tax at the applicable rates (Note)	15,720	103,755	65,844	47,334
Tax exemption due to tax holidays	(7,716)	(50,930)	(67,697)	(54,191)
Tax effect of expenses not deductible for
taxation purpose	519	3,427	5,621	9,038
Income not subject to tax	3	22	3	-

Tax charge at the Group's effective rate	8,526	56,274	3,771	2,181

Note:	The applicable tax rates from January 1, 2008 were a mix of 25% and 16.5% for entities operating in China and Hong Kong respectively.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

11.	RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties:

(a)
Mr. Lin Shuipan, a director of the Company, and Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, have guaranteed certain bank loans and bills payables made available to the Group up to RMB60,000,000 during the three years ended December 31, 2009, as further detailed in Note 22 to the financial statements.  The personal guarantee provided by Mr. Lin Shuipan and Ms. Chen Xiayu was expired upon repayment of the respective bank loans and bills payables by the Group in June 2010.

(b)
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

(c)	Details of remuneration to the directors of the Group are disclosed in Note 9 to the financial statements.

(d)
There is no outstanding balance due to a director as of December 31, 2010.  Details of the outstanding balance due to a director as of December 31, 2009 are disclosed in Note 23 to the financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

12.	PROPERTY, PLANT AND EQUIPMENT

					Furniture,
					fixtures
		Leasehold	Plant and	Motor	and office	Construction
	Buildings	improvements	machinery	vehicles	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB’000

Cost:
As of January 1, 2009	285,987	183	24,938	3,592	1,401	-	316,101
Additions	-	-	1,037	122	1,131	-	2,290
Disposals	-	(182)	-	-	(29)	-	(211)
Exchange realignment	-	(1)	-	-	-	-	(1)

As of December 31, 2009 and January 1, 2010	285,987	-	25,975	3,714	2,503	-	318,179
Additions	-	1,886	3,087	2,172	1,124	171	8,440
Disposals	-	-	(223)	-	(41)	-	(264)
Exchange realignment	-	-	-	-	(1)	-	(1)
As of December 31, 2010	285,987	1,886	28,839	5,886	3,585	171	326,354

Accumulated depreciation:
As of January 1, 2009	21,912	16	4,994	2,236	299	-	29,457
Provided during the year	12,869	3	2,612	301	381	-	16,166
Written off	-	(19)	-	-	(3)	-	(22)

As of December 31, 2009 and January 1, 2010	34,781	-	7,606	2,537	677	-	45,601
Provided during the year	12,869	216	2,923	434	508	-	16,950
Written off	-	-	(138)	-	(17)	-	(155)

As of December 31, 2010	47,650	216	10,391	2,971	1,168	-	62,396

Carrying amount:
As of December 31, 2009	251,206	-	18,369	1,177	1,826	-	272,578

As of December 31, 2010	238,337	1,670	18,448	2,915	2,417	171	263,958

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
As of December 31, 2010	36,112	253	2,795	442	366	26	39,994

The Group's buildings are situated in Mainland China and are held on land under medium term leases (lease with a term less than 50 years).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

As of December 31, 2010, certain of the Group's buildings with carrying amount of approximately RMB136,744,000 (2009: RMB243,481,000) were pledged to secure general banking facilities granted to the Group (Note 22).

13.	PREPAID LAND LEASE PAYMENTS

	2010	2010	2009
	USD'000	RMB'000	RMB’000

Carrying amount at January 1	4,544	29,993	30,745
Additions	-	-	-
Recognised during the year	(113)	(746)	(752)

Carrying amount at December 31	4,431	29,247	29,993
Current portion included in prepayments, deposits and other receivables (Note 17)	(98)	(648)	(646)

Non-current portion	4,333	28,599	29,347

The Group's prepayment of land use rights is for medium term land located in Mainland China.

As of December 31, 2010, land use rights with carrying amount of approximately RMB12,310,000, (2009: carrying amount of approximately RMB29,837,000), were pledged to secure general banking facilities granted to the Group (Note 22).

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

XDLong Fujian owns a parcel of land located within the Group’s production complex in Jinjiang, which has an aggregate site area of approximately 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land was required to commence by February 28, 2006. However, XDLong Fujian did not commence construction by such date because the Group decided to construct its production facilities on another larger parcel of land owned by XDLong China. Currently, the Group has plans to construct additional facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of the Group has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

13.	PREPAID LAND LEASE PAYMENTS (continued)

Management based its conclusion on the fact that the local government has been advised that the Group intends to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for the Group’s failure to commence construction.  Consistent with the objectives of the local government, the construction in the Jinjiang area will inject capital into the local economy and result in an expansion of the Group’s local workforce. As of December 31, 2010, the carrying amounts of this piece of land were RMB5,461,000 (2009: RMB5,584,000).

14.	DEPOSIT PAID FOR ACQUISITION OF LAND USE RIGHTS

At December 31, 2010, the deposit of RMB12,600,000 was paid for land use right over a parcel of land in Jinjiang, Fujian Province, the PRC. On May 17, 2010, May 20, 2010 and November 18, 2010,  three sales and purchase agreements were entered into between the Group and the independent third parties for the transfer of the right arising from the aforesaid deposit paid at a consideration of RMB5,400,000, RMB7,640,000 and RMB600,000 respectively. The outstanding amount of RMB1,040,000 was disclosed as capital commitment in Note 30(a). The Group is in the process of obtaining the relevant State-owned Land Use Rights Certificate.

15.	INVENTORIES

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Raw materials	1,882	12,424	12,071
Work in progress	388	2,561	1,243
Finished goods	4,510	29,762	42,652

	6,780	44,747	55,966

16.	TRADE RECEIVABLES

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Trade receivables	92,676	611,660	812,747
Impairment	-	-	-

	92,676	611,660	812,747

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

16.	TRADE RECEIVABLES (continued)

The Group's trading terms with its customers are mainly on credit. The credit period is generally for a period of two months to its customers.  Starting from 2009, the Group has extended the credit period up to four months to its customers as the duration of the renewal for distribution agreement has been extended for three years from one year.  As the Group monitors and control the outstanding amounts from the distributors and requires the distributors to make continuous payment before getting new products, the distributors usually do not fully utilise the granted credit period.

An aging analysis of the Group's trade receivables as of December 31, 2010 and 2009, based on the invoice date, is as follows:

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Within 60 days	60,377	398,484	400,750
61 to 90 days	27,205	179,554	269,956
91 to 180 days	5,094	33,622	142,041
181 to 360 days	-	-	-

	92,676	611,660	812,747

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

16.	TRADE RECEIVABLES (continued)

An aging of trade receivables as December 31, 2010, that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past
	due nor	Less than	31 to	Over
	impaired	30 days	120 days	120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

December 31, 2009	808,631	4,116	-	-	4,116	812,747
December 31, 2010	611,660	-	-	-	-	611,660

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

December 31, 2010	92,676	-	-	-	-	92,676

Receivables that were neither past due nor impaired relate to customers with no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good repayment record with the Group.  Based on past experience, the management of the Company are of the opinion that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

The carrying amounts of trade receivables approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

17.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Prepaid advertising expenses	411	2,714	15,777
Prepaid expenses	2,075	13,693	2,532
Prepaid land-lease payments	98	648	646
Rental deposits	93	612	30
Other receivables	321	2,121	855

	2,998	19,788	19,840

The carrying amount of prepayments, deposits and other receivables approximate to their fair value.

None of the above assets is either past due or impaired.  The financial assets (Note 31) included in the above balances relate to receivables for which there was no recent history of default.

18.	PLEDGED DEPOSITS

The pledged deposits were used to secure the bills payables of the Group (Note 20).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

19.	CASH AND BANK BALANCES

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Time deposits	30,303	200,000	-
Cash and bank balances	85,272	562,798	277,204
	115,575	762,798	277,204
Less: Pledged deposits for bills payable	-	-	(15,000)

Cash and cash equivalents	115,575	762,798	262,204

At the end of reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB696,554,000 (2009: RMB205,209,000).  RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one month to three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates. The bank balances and pledged bank deposits (Note 18) are deposited with creditworthy banks with no recent history of default. The carrying amounts of cash and bank balances approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

20.	TRADE AND BILLS PAYABLES

An aging analysis of the Group's trade and bills payables as of December 31, 2010, based on the invoice date, is as follows:

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Within 90 days	16,818	110,992	160,538
91 to 180 days	1	9	-
181 to 360 days	-	-	-
Over 360 days	-	-	-

Trade payables	16,819	111,001	160,538
Bills payables	-	-	35,000

Trade and bills payables	16,819	111,001	195,538

The trade payables are non-interest-bearing and are normally settled on 30- to 90-day terms.  The carrying amounts of trade and bills payables approximate to their fair values.

No bills payables was noted as of December 31, 2010.  Bills payables as of December 31, 2009 were secured by pledged bank deposits (Note 18) and certain personal and corporate guarantees (Note 22).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

21.	DEPOSITS RECEIVED, OTHER PAYABLES AND ACCRUALS

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Deposits received	1,666	11,000	14,000
Accrued liabilities	5,039	33,261	24,040
Accrued IPO expenses	483	3,188	3,313
Accrued interest on preferred shares	-	-	6,875
Value added tax payables	2,748	18,136	14,614

	9,936	65,585	62,842

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

22.	INTEREST-BEARING BANK BORROWINGS

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Current
Bank loans - secured and repayable within one year	2,727	18,000	58,000

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

22.	INTEREST-BEARING BANK BORROWINGS (continued)

	2010			2009
	Maturity date	RMB'000	Maturity date	RMB'000
Current
Bank loans - secured and repayable	Nov 4, 2011	18,000	May 31, 2010	10,000
			Jun 7, 2010	8,000
			Jun 17, 2010	6,000
			Jun 17, 2010	34,000
		18,000		58,000

The above bank loans were denominated in RMB. The bank loans bore interest at the PRC RMB prime rate per annum.  As of December 31, 2010, the PRC RMB prime rate was 5.81% per annum (2009: 5.310% to 6.372% per annum).  Because of the short maturity, the carrying amounts of current bank loans approximate to their fair values.

The bank loans of RMB18,000,000 as of December 31, 2010 were secured by:

(i)	mortgages over certain buildings and land use rights of the Group situated in Mainland China (Note 12 and 13).

The bank loans of RMB58,000,000 as of December 31, 2009 were secured by:

(i)	personal guarantee of RMB60,000,000 from Mr. Lin Shuipan (Note 11(a)) and Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan; and
(ii)	mortgages over certain buildings and land use rights of the Group situated in Mainland China (Notes 12 and 13).

23.	AMOUNT DUE TO A DIRECTOR

The balance is unsecured, interest-free and is due on demand. The carrying amount of this balance approximates to its fair value because of its short term.  The amount has been fully settled as of the December 31, 2010.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

24.	PREFERRED SHARES

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

GS Investor shall have the right to require Windrace to redeem any part or all of the preferred shares in cash for an amount equal to the consideration as stated in the Subscription Agreement.  In addition, pursuant to the SPA, upon the redemption of the preferred shares, the Selling Parties will make a payment to GS Investor in respect of the sum of the issue price for each preferred share, plus 12% of internal rate of return (“IRR”) from the initial issuance date until redemption date of the preferred shares.  During the year ended December 31, 2009, interest of RMB47,931,000 (2008: RMB21,795,000) has been credited to other payable.

A letter agreement and a redemption agreement were signed on May 8, 2009 and July 27, 2009, respectively, in which all of the outstanding preferred shares of Windrace will be redeemed simultaneously with the Acquisition (as defined in Note 1).

Pursuant to the letter agreement and the redemption agreement, all of the outstanding preferred shares of Windrace will be redeemed simultaneously with the Acquisition. As consideration for the redemption of the preferred shares, the sole preferred shareholder, Elevatech, will receive a promissory note from Windrace providing for (i) the payment of HKD306.2 million (RMB272.5 million) on the earlier of the fifth business day following the date of issue of the promissory note and October 31, 2009 and (ii) an additional payment of USD1.0 million (equivalent to RMB 6.9 million) on June 30, 2010.

On October 23, 2009, the initial valuation of the preferred shares of HKD306.27 million (equivalent to RMB269,960,000) was fully repaid to the GS investors and  the accrued interest of RMB41,060,000 has been waived.

On June 30, 2010, the additional payment of USD1.0 million (equivalent to RMB 6.9 million) was paid to the GS investors according to the letter agreement and the redemption agreement.

EXCEED COMPANY  LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

24.	PREFERRED SHARES (continued)

Details of the net proceeds received from the issue of the preferred shares are analyzed as follows:

Preferred Shares	USD’000	RMB'000

Nominal value of the 8,000 Preferred Shares issued and liability component at the issuance date	40,235	274,639
Exchange rate effect	(323)	(2,207)

Liability component as December 31, 2008	39,912	272,432

Redemption of preferred shares	(39,912)	(272,432)

Liability component as December 31, 2009	-	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

25.	SHAREHOLDERS’ EQUITY

Common Stock
On October 21, 2009, the Company acquired 100% equity interest of Windrace by issuing an aggregate of 17,008,633 new ordinary shares (the “Additional Shares”) to the Sellers.

Subject to an escrow agreement to be entered into among 2020, Windrace, the Company, the Sellers and the escrow agent and the Purchase Agreement, a portion of the Additional Shares will be held in escrow and released by installment subject to Adjusted Net Earnings  of Exceed.  The Company defines adjusted profit after tax (the “Adjusted Net Earnings”) according to the interpretation of 2010 Adjusted Earnings in the SPA.  The Adjusted Net Earnings has provided a reconciliation below and is defined as the profit for the year in the financial statement excluding the (i). the impact, positive or negative, of any fair value assessment or accounting impact attributable to the escrow agreement for the release of escrowed shares; (ii). the expenses relating to the completion of the transactions contemplated by the SPA; (iii). the expenses, including interest expenses and other related expenses, related to the repurchase of the preferred shares held by the GS Investor; and (iv). the expenses relating to the grant of options under share option plans may implement in the future.

If the 2009 Adjusted Net Earnings are not less than USD38,067,350 in 2009, an aggregate of 5,563,714 Additional Shares would be released to the Sellers . If the 2010 Adjusted Net Earnings are not less than USD49,487,555 in 2010, an aggregate of 4,277,590 Additional Shares would be released to the Sellers. If the 2011 Adjusted Net Earnings are not less than USD64,333,821 in 2011, an aggregate of 1,425,863 Additional Shares would be released to the Sellers. If the Company achieves Adjusted Net Earnings of USD64,333,821 in 2011, 2,212,789 additional new ordinary shares of Exceed shall be issued to the Sellers as earn-out shares.

The Company exceeded the Adjusted Net Earnings for the years ended December 31, 2010 and 2009.

On July 27, 2009, Windrace entered into an Investment Agreement (the “Investment Agreement”) and an escrow agreement (the “Escrow Agreement”) with Wisetech Holdings Limited (“Wisetech”), Windtech Holdings Limited (“Windtech” and, collectively with Wisetech, the “Investors”) and Mr. Lin Shuipan, and as amended by a supplemental agreement dated on November 30, 2009, the Investors invested an aggregate of USD30,000,000 in Windrace in two installments.   Upon the completion of the Business Combination, the Company issued 3,627,968 new ordinary shares to the Investors (equal to USD27,500,000 divided by USD7.58 per share.  On November 30, 2009, the Company issued 329,816 new ordinary shares to the Investors (equal to USD2,500,000 divided by USD7.58 per share).

Issued preferred shares
The preferred shares are presented as current liabilities in the consolidated statements of financial position and the related movement is set out in Note 24 of the financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

25.	SHAREHOLDERS’ EQUITY (continued)

Common stock warrants
2020 issued common stock warrants in November 2007 as part of its initial public offering.  Each warrant entitled the holder to purchase from 2020 one share of common stock at an exercise price of USD5.25 commencing on the later of (i) November 8, 2008 or (ii) the completion of the Business Combination with a target business, and expires on November 8, 2011.  The warrants would be redeemable, at a price of USD0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock was at least USD11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

During the year, the Company implemented a program for early cashless exercise of warrants through ordinary share exchange, which offered the holders of all 10,890,000 outstanding warrants (the “Warrants”), including Warrants held as part of the Company’s units, the opportunity, for a limited time, to acquire ordinary shares of the Company (the “Ordinary Shares”) by exchanging the Warrants for Ordinary Shares.  A total of 32,550 Warrants (approximately 0.3% of the outstanding Warrants) were exchanged for a total of 8,223 Ordinary Shares in this tender offer.

Besides the tender offer, a total of 879,372 were exercised into shares during the year. As of December 31, 2010, the Company had 9,978,078 warrants outstanding (2009: 10,890,000). The common stock warrants remain as equity instrument according to IAS 32 paragraph 22.

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

On December 8, 2009, the Company has completed the purchase of the UPO from Morgan Joseph for cash consideration of USD2,500,000 (equivalent to RMB17.1 million).  The UPO has been retired and cancelled.

The Company paid the cash consideration to Morgan Joseph out of the proceeds of a subscription in the aggregate amount of USD2,500,000 by the Investors for shares of the Company’s common stock. The subscription was completed on November 30, 2009 as the final investment (as stated in Note 25 – Common Stock).

Reserves
The amounts of the Group's reserves and the movements therein for the current and prior years of 2010 are presented in the consolidated statements of changes in equity.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

26.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	December 31
	2010	2010	2009	2008
	USD'000	RMB'000	RMB'000	RMB'000

Earnings
Earnings for the purposes of basic earnings per share	53,278	351,638	248,019	168,528
Effect of dilutive potential ordinary shares
Interest on preferred shares	-	-	26,338	21,795

Earnings for the purposes of diluted earnings per share	53,278	351,638	274,357	190,323

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	25,232,827	25,232,827	8,292,331	5,741,466
Effect of dilutive potential ordinary shares
Escrow shares	4,277,590	4,277,590	1,097,500	-
Preferred shares	-	-	1,187,262	1,127,444
Warrants	3,496,298	3,496,298	965,998	-
Restricted shares	110,611	110,611	-	-

Weighted average number of ordinary shares for the purposes of diluted earnings per share	33,117,326	33,117,326	11,543,091	6,868,910

Earnings per share
Basic	USD2.11	RMB13.94	RMB29.91	RMB29.35
Diluted	USD1.61	RMB10.62	RMB23.77	RMB27.71

The weighted average numbers of shares outstanding during 2008 have been restated to reflect the recapitalization on October 21, 2009.

The effect of 1,425,863 escrow shares and 2,212,789 additional new earn-out shares that have yet to be earned (as described in Note 25 – Common Stock) have not been considered in the diluted earnings per share calculation since the shares are contingently issuable.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

27.	EQUITY INCENTIVE PLAN

The Company operates a 2010 Equity Incentive Plan (the “Plan”) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations.  Eligible participants of the Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, consultants of the Company, and its Subsidiaries.  The Plan was approved by the shareholders and became effective on June 30, 2010 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The number of shares of the ordinary shares of USD0.0001 each in the share capital of the Company, that may be issued or transferred  (A) upon the exercise of option rights or appreciation rights, (B) in payment of restricted stock and released from substantial risks of forfeiture thereof, (C) in payment of restricted stock units, (D) in payment of performance shares or performance units that have been earned, (E) as awards to non-employee directors, (F) as other awards, or (G) in payment of dividend equivalents paid with respect to awards made under the Plan, shall be 1,000,000 shares of common stock plus, during each calendar year of the Company during which this Plan is in effect, an additional number of shares equal to the lesser of (1) 1,000,000 shares of common stock, (2) ten percent (10%) of the number of shares of all classes of common stock of the Company outstanding on the first business day of the Company’s fiscal year, and (3) such lesser number as may be determined by the Compensation Committee, in the aggregate not to exceed 10,000,000 shares of common stock plus, in each case, any shares of common stock relating to awards that expire or are forfeited or cancelled under this Plan.  Such common stock may be shares of original issuance or treasury shares or a combination of the foregoing.

In 2010, the Company granted 404,086 restricted shares to its non-executive directors, senior management and certain employees under the Plan.  Restricted shares of 50,086 were granted outright and the remaining granted restricted shares will be generally vested in equal installments over three years. Share-based compensation expense related to the restricted shares under the Plan amounted to RMB7.3 million was recognized in the consolidated statements of operations and comprehensive income for the year ended December 31, 2010 (2009: Nil; 2008: Nil).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

27.	EQUITY INCENTIVE PLAN (continued)

The following restricted shares were outstanding under the Plan during the year:

		Weighted
		Average
		Grant-date
	Number	Fair Value
Unvested Restricted Shares	of Shares	USD
At January 1, 2010	-	-
Granted during the year	404,086	7.55
Vested during the year	(50,086)	8.92
Forfeited during the year	-	-

At December 31, 2010	354,000	7.26

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

28.	CONTINGENT LIABILITIES

At December 31, 2010, the Group is not aware of any significant contingent liabilities (2009: Nil).

29.	OPERATING LEASE ARRANGEMENTS

The Group leases certain of its office premises under operating lease arrangements.  Leases for these properties are negotiated for terms ranging from 1 to 3 years.

As of the end of reporting period, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	December 31
	2010	2010	2009
	USD'000	RMB'000	RMB'000

Within one year	446	2,941	173
In the second to fifth years, inclusive	650	4,292	15

	1,096	7,233	188

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

30.	COMMITMENTS

(a)	Capital commitments

As of December 31, 2010, total commitments under these arrangements were as follows:

	December 31
	2010	2010	2009
	USD'000	RMB'000	RMB'000

Contract for commitment in respect of
- acquisition of land use rights	158	1,040	-
- purchase of property, plant and equipment	605	3,990	-

	763	5,030	-

(b)	Other commitments

As of December 31, 2010, total commitments under these arrangements were as follows:

	December 31
	2010	2010	2009
	USD'000	RMB'000	RMB'000

Advertising and promotional expenses
2010	-	-	24,267
2011	385	2,540	-
	385	2,540	24,267

Research and development (Note (i))
2010	-	-	500
2011	38	250	-
	38	250	500

	423	2,790	24,767

Note (i):
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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

31.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of reporting period are as follows:

Financial assets – Loans and receivables

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Trade receivable	92,676	611,660	812,747
Other receivables	41	268	6
Pledged deposits	-	-	15,000
Cash and cash equivalents	115,575	762,798	262,204

	208,292	1,374,726	1,089,957

Financial liabilities
	At amortised cost
	2010	2010	2009
	USD'000	RMB'000	RMB'000

Trade and bills payables	16,819	111,001	195,538
Other payables	5,972	39,414	41,745
Due to a director	-	-	1,687

Interest-bearing bank borrowings	2,727	18,000	58,000

	25,518	168,415	296,970

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk, interest rate risk, commodity price risk and liquidity risk.  The board of directors reviews and agrees policies for managing each of these risks and they are summarized below:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

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

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the overall industry in which customers operate also has an influence on credit risk but to a lesser extent. As of December 31, 2010, the Group had 22 distributors as customers. (2009: 22 distributors) At the end of reporting period, the Group is exposed to certain credit risks as 39.9% (2009: 48.1%) of the total trade and other receivables were due from the Group’s five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset. The Group does not provide any guarantees which would expose the Group or the Company to credit risk.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 16.

Interest rate risk

The Group does not have any significant exposure to risk of changes in market interest rates as the Group's debt obligations were all with fixed interest rates.

Commodity price risk

The major raw materials used in the production of the Group's products included cotton, rubber and plastics.  The Group is exposed to fluctuation in the prices of these raw materials which are influenced by global as well as regional supply and demand conditions.  Fluctuations in the prices of raw materials could adversely affect the Group's financial performance.  The Group historically has not entered into any commodity derivative instruments to hedge the potential commodity price changes.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

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

December 31, 2010	On demand	Less than 3 months	3 to 12 Months	Total		Carrying amount
	RMB'000	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	USD'000

Interest-bearing bank borrowings	-	-	18,872	18,872	2,859	18,000	2,727
Other financial liabilities	11,000	-	28,414	39,414	5,972	39,414	5,972
Trade and bills payables	-	111,001	-	111,001	16,819	111,001	16,819

	11,000	111,001	47,286	169,287	25,650	168,415	25,518

		Less than	3 to 12		Carrying
December 31, 2009	On demand	3 months	months	Total	amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Interest-bearing bank borrowings	-	-	59,544	59,544	58,000
Preferred shares	-	-	-	-	-
Other financial liabilities	15,687	20,870	6,875	43,432	43,432
Trade and bills payables	-	195,538	-	195,538	195,538

	15,687	216,408	66,419	298,514	296,970

EXCEED COMPANY LTD.AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

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

The Group monitors capital on the basis of debt-to-adjusted capital ratio, which is calculated as the net debt divided by adjusted capital. The debt-to-adjusted capital ratios as of the end of reporting period were as follows:

	2010	2010	2009
	USD'000	RMB'000	RMB'000

Interest-bearing bank borrowings	2,727	18,000	58,000
Trade and bills payables	16,819	111,001	195,538
Less: Cash and bank balances	(115,575)	(762,798)	(262,204)
Pledged deposits	-	-	(15,000)

Net debt/(cash)	(96,029)	(633,797)	(23,666)

Total equity	232,835	1,536,706	1,148,432
Add: Amount due to a director	-	-	1,687

Adjusted capital	232,835	1,536,706	1,150,119

Debt/(cash)-to-adjusted capital ratio	N/A	N/A	N/A

33.	POST BALANCE SHEET EVENTS

Management determined and concluded that other than those events disclosed in this note and elsewhere in this report, no other significant events took place subsequent to April 5, 2011.

34.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on April 5, 2011.

Item 19. EXHIBITS

Exhibit No.	Description

1.1†	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Specimen Stock Certificate

4.1††	Exceed Company Ltd. 2010 Equity Incentive Plan

8.1	List of subsidiaries

12.1	Certificate of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath LLP, dated April 5, 2011

†	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Commission on April 7, 2010 (File No. 001-33799)

††	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on December 10, 2010 (File No. 333-171280)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief
Executive Officer

Date: April 5, 2011