Form 20-F
period 2011-12-31
Exceed Co Ltd.
filed 2012-04-30
CIK 1396016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33799

EXCEED COMPANY LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit F, 24/F, China Overseas Building

139 Hennessy Road, Wanchai

Hong Kong

 (Address of principal executive offices)

Tai Yau Ting

Unit F, 24/F, China Overseas Building

139 Hennessy Road, Wanchai

Hong Kong

Tel: 852 2153 2771

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,436,060 ordinary shares, par value US$0.0001 per share.

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

This annual report contains translations of Renminbi amounts, or RMB, into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, for all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Translation of amounts in Renminbi into U.S. dollars was calculated at the rate of US$ 1.00 = RMB6.2939 on December 31, 2011 solely for the convenience of the reader. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On April 20, 2012, the exchange rate was RMB6.3080 to US$1.00.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the consolidated balance sheets data as of December 31, 2007, 2008, 2009, 2010 and 2011 have been derived from our consolidated financial statements. The report of Crowe Horwath (HK) CPA Limited, an independent registered public accounting firm, for each of the years in the three year period ended December 31, 2011 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheets as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standard as issued by the International Accounting Standards Board. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2007		2008		2009(4)		2010(4)		2011
	(in thousands, except for per share data)
	RMB		RMB		RMB		RMB		RMB		US$(1)
Consolidated Statements of Operations and Comprehensive Income Data
Revenues		1,296,402		1,820,282		2,077,958		2,698,891		3,288,561		522,500
Cost of sales		(959,526)		(1,323,262)		(1,464,856)		(1,857,251)		(2,296,298)		(364,845)
Gross profit		336,876		497,020		613,102		841,640		992,263		157,655
Other income and gains		889		1,188		5,855		6,416		14,791		2,350
Selling and distribution costs		(137,077)		(225,752)		(268,123)		(339,637)		(377,903)		(60,043)
Administrative expenses		(29,984)		(29,205)		(44,509)		(57,814)		(77,073)		(12,246)
Aborted IPO expenses		―		(31,382)		―		—		—		—
Research and development expenses		(12,784)		(17,649)		(24,953)		(40,783)		(53,863)		(8,558)
Finance costs		(1,352)		(23,511)		(29,566)		(1,893)		(856)		(136)
Share of loss in jointly-controlled entity		―		―		(16)		(17)		—		—
Gain from change in fair value of contingent share liability		―		―		170,948		1,604		38,645		6,140
Profit before tax		156,568		170,709		422,738		409,516		536,004		85,162
Tax		(21,783)		(2,181)		(3,771)		(56,274)		(65,922)		(10,474)
Profit for the year		134,785		168,528		418,967		353,242		470,082		74,688
Earnings per share (2)
Basic	RMB	23.48	RMB	29.35	RMB	50.52	RMB	14.00	RMB	15.83	US$	2.51
Diluted	RMB	23.48	RMB	27.71	RMB	38.58	RMB	10.67	RMB	13.72	US$	2.18

	As December 31,
	2007	2008	2009(4)	2010(4)	2011
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	67,725	120,068	262,204	762,798	964,317	153,215
Working capital (3)	(403)	9,095	496,741	1,092,381	1,577,219	250,595
Total assets	597,011	815,387	1,467,785	1,744,150	2,085,757	331,393
Total liabilities	281,784	489,549	669,119	346,612	123,343	19,597
Total stockholders’ equity	315,227	325,838	798,666	1,397,538	1,962,414	311,796

(1)	Translation of amounts in Renminbi into U.S. dollars was calculated at the rate of RMB6.2939 to US$1.00, which was the daily exchange rate on December 31, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Calculated on the basis of the business combination completed on October 21, 2009. See also note 11 of our consolidated financial statements included elsewhere in this form.

(3)	Working capital represents total current assets less total current liabilities.

(4)	Our previously issued financial statements as of and for the years ended December 31, 2009 and 2010 have been revised to reflect the revision to our method of accounting in relation to our conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction which became effective on October 21, 2009 (see Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – OPERATING RESULTS – Revisions to Previously Issued Financial Statements).

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

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar (1)
	Average (2)	High	Low	Period End

2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939

	Renminbi per U.S. Dollar Exchange Rate
	High	Low
October 2011	6.3825	6.3534
November 2011	6.3839	6.3400
December 2011	6.2939	6.3733
January 2012	6.3330	6.2940
February 2012	6.3120	6.2935
March 2012 (through March 23)	6.3315	6.2975
April 2012 (through April 20)	6.3150	6.2975

(1)	For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period.

On April 20, 2012, the daily exchange rate was RMB6.3080 to US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We cannot assure you that our strategies will remain competitive or that we will continue to be successful in the future. Increased competition could result in a loss of our market share. In particular, if our competitors adopt aggressive pricing policies, we may be forced to adjust the pricing of our products in response. This could adversely affect our business, financial condition and results of operations.

Deterioration of economic conditions and a resulting decrease in consumer demand for our products could materially adversely affect our financial condition and results of operations.

Demand for our products is largely dependent upon prevailing economic conditions. The recent financial crisis and economic downturn in global markets have impacted, and could further impact, the purchase orders from our distributors. While the global economy has evidenced initial signs of a recovery, the extent of any recovery remains uncertain. In the event the demand for consumer products declines in China as a result of adverse economic conditions globally or in China, demand for our sports products could decrease, which could materially adversely affect our business, financial condition and results of operations.

We distribute our products mainly through Xidelong retail selling locations, which are operated by independent third-party distributors and retailers over which we have limited control.

We distribute our products mainly through Xidelong retail selling locations. Xidelong retail selling locations are operated by our distributors and offer our products exclusively pursuant to the terms of our distribution arrangements. Some of the Xidelong retail selling locations, however, are operated by third-party retailers selected by our distributors. Because we do not have contractual relationships with these third-party retailers, we have limited control over their operations. We cannot assure you that our current distribution arrangements provide us with sufficient control to ensure the Xidelong retail selling locations sell our products on an exclusive basis. In addition, if our distributors or third-party retailers fail to provide quality customer service, our brand could become associated with poor customer service, which could damage our brand image and reputation and could have a material adverse effect on our business, results of operations and financial condition. Finally, if distributors experience financial difficulties, they may unilaterally attempt to liquidate their inventory of our products through discounts at their Xidelong retail selling locations without our approval, which could damage the image and the value of our brand.

Fluctuations in purchase orders from our distributors could materially adversely affect our financial condition and results of operations.

We sell our products to distributors for subsequent resale to consumers. Our distributors generally do not have any contractual obligation to purchase a minimum quantity of our products or at a minimum price. We may need to lower the selling prices of our products at any time due to changing market conditions. Further, the quantities specified by our distributors in their purchase orders may be subsequently adjusted upward or downward on short notice. For instance, due to decreased consumer demand as a result of the global financial crisis, we agreed with certain distributors to reduce their orders in 2008 to prevent excess inventory buildup. If our distributors perform poorly or if we fail to maintain good relationships with our distributors or retain them in our distribution network, our sales, financial condition and operating results could be materially adversely affected.

We rely on our distributors for the expansion of our retail sales network in different regions, but they may not be willing to accommodate the needs of our business plans.

Under our agreements with our distributors, for each designated geographical area or region, we only appoint one distributor instead of multiple competing distributors. This enables us to manage and monitor the distributor and the Xidelong retail selling locations in the designated region more effectively. As of December 31, 2011, our distribution network consisted of 4,844 Xidelong retail selling locations covering 30 provinces and municipalities in China. We rely on our existing and new distributors to assist us in exploring new markets for our products and identifying potential locations for new stores. Some of our distributors, however, may also distribute other brands of sports and leisurewear products, including brands of our competitors. Although these distributors are required to operate separate retail selling locations for other brands’ products, we cannot assure you that they will always provide favorable retail store locations and marketing resources to us. We cannot assure you that their expansion would be timely or sufficient in scope to satisfy the needs of our business. Further, to the extent that any distributor for any particular region ceases to cooperate with us for any reason and we are not able to find a suitable replacement distributor for that region in a timely manner, we could lose significant business in that region.

We rely on several large distributors for a significant portion of our sales.

We derive a significant portion of our sales from several large distributors. For 2009, 2010 and 2011, sales to our top five distributors accounted for approximately 46.0%, 37.6% and 43.3%, respectively, of our total revenue. For 2009, 2010 and 2011, sales to our single largest distributor accounted for approximately 13.0%, 8.7% and 12.6%, respectively, of our total revenue. We generally enter into distribution agreements with our distributors for a term of three years. Each of our top five distributors has maintained their business relationships with us for more than three years. We cannot assure you that our top distributors will renew their distribution agreements with us on commercially acceptable terms or at all.

Further, our top distributors are not obliged to continue to place orders with us at the same levels as before or at all. We cannot assure you that we will be able to obtain orders from other distributors to replace any such lost sales. Any substantial reduction in purchases from our top distributors, or any failure to renew their agreements with us, may result in a significant loss of sales, and our business, financial condition and results of operation could be materially adversely affected.

Sales of substandard products at discounted prices could have a material adverse effect on our brand name.

Our distributors are required to sell our products at our suggested retail prices. During the years ended December 31, 2009, 2010 and 2011, a number of distributors notified us of certain products with minor deviation from their manufacturing specifications. Because the deviation was harmless and the quantities involved were immaterial, we allowed the distributors and their authorized third-party retailers to sell these products at a discount without affecting our selling prices to such distributors. The levels of discount were decided and approved by us on a case-by-case basis. Increased sales of products with deviation from their manufacturing specifications at discounted prices could damage our brand image. If there are products with more significant deviation from their manufacturing specifications, we could be required to reduce the selling prices of our products to distributors, which would adversely affect our business, financial condition and results of operations.

Consolidation of distributors or concentration of retail market share among a few distributors could increase our credit risk and impair our ability to sell our products.

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

In addition, any shifting concentration of market share to a small number of distributors in a particular county or region increases our operational risks. If any one of them substantially reduces their purchases of our products, we could be unable to find a sufficient number of other retail selling locations for our products to sustain the same level of sales and revenues. Further, the consolidation of distributors could limit our ability to negotiate contract terms in our favor. For example, due to a small number of distributors existing in the industry to whom we can sell our products, our ability to sell products at the price level that we wish to could be adversely affected. If the selling prices to the distributors decrease, our profitability could be adversely affected.

We may be unable to respond to changing market trends and consumer preferences responsively.

Substantially all of our revenue is derived from the sale of sports and leisurewear products, which are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences and our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner.

We sell our products only to distributors and do not receive any reports on their resale of our products to consumers at Xidelong retail selling locations. We do not accept returns of unsold products from distributors, nor do we track information on a real-time basis with respect to the inventory levels and movements of our products at Xidelong retail selling locations. We rely on inventory reports submitted by our distributors to identify whether selected products are gaining consumer acceptance. However, such reporting system requires the cooperation of the distributors to report accurately and submit the relevant inventory data to us on a timely basis. If our distributors do not provide accurate and timely inventory data, we are not able to assess accurately whether our sales to distributors track sales of our products to consumers. Further, we are only able to obtain inventory data from the retail selling locations directly operated by our distributors but not the authorized third-party retailers because we do not have contractual relationships with them. Therefore, we rely on our distributors to monitor inventory levels and overall sales performance of the authorized third-party retailers. If we are unable to track end-consumer sales accurately, we may not be able to assess market trends and preferences, which ultimately could have a material adverse effect on our business, financial condition and results of operations.

Further, all of our products are subject to changing consumer preferences that we cannot predict with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of performance or other sports footwear or apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs and styles, or influencing sports and fitness preferences through vigorous marketing, we could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on our business, financial condition and results of operations.

Increases in labor, raw material and other production costs in the PRC could materially adversely affect our profitability.

The sportswear manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs, including our own manufacturing and outsourcing costs, will likely increase. This may in turn affect the selling prices of our products, which may then affect the demand for such products and thereby adversely affect our sales, financial condition and results of operations. Increases in costs of raw materials and components, such as cotton, natural and synthetic leather and semi-finished rubber soles; and increases in other production costs, such as electricity costs, could have similar adverse effects, particularly if we are unable to identify and employ other appropriate means to reduce our costs of production.

We purchase all of our raw materials on an order-by-order basis with suppliers. The prices of certain of our key raw materials, such as synthetic leather, are subject to factors beyond our control, such as fluctuations in crude oil prices. We could also experience difficulty in obtaining other acceptable quality materials on a timely basis, and our procurement costs may increase due to increased demand or other factors. We may not be able to pass on the increased costs to our customers by increasing the selling prices due to competitive pressure in the markets. In such circumstances, our business, financial condition and results of operations could be adversely affected.

Interruptions in the supply of raw materials and components could adversely affect our business, financial condition and results of operations.

Our manufacturing operations depend on adequate supplies of raw materials and components. We purchase a large portion of our raw materials and components from a small number of suppliers. For 2007 and 2008, our standard supply agreements were for one year. Starting from 2009, such agreements have been extended to two years. Most of our raw materials suppliers are located in Quanzhou, which is adjacent to our production facility in Jinjiang. Our contractual relationships with most of our suppliers have been in place since 2004. For 2009, 2010 and 2011, our top five raw material suppliers and contract manufacturers accounted for approximately 43.7%, 45.8% and 44.2% respectively, of our total purchases from raw material suppliers and contract manufacturers. During the same periods, our single largest supplier accounted for approximately 9.6%, 10.9% and 11.1%, respectively, of our total purchases. We cannot assure you that our top suppliers will continue to deliver raw materials or components to us in a timely manner or at acceptable prices and quality, or at all. Any disruption in supply of raw materials or components from our suppliers may adversely affect our business, financial condition and results of operations.

We rely on third-party contract manufacturers for a portion of our footwear production and all of our apparel and accessories production.

We outsource the production of a portion of our footwear and all of our apparel and accessories to contract manufacturers. For 2009, 2010 and 2011, our single largest contract manufacturer of footwear accounted for approximately 37.9%, 37.5% and 35.6%, respectively, of our total purchases of footwear. For 2009, 2010 and 2011, our single largest contract manufacturer for apparel and accessories accounted for approximately 17.7%, 14.7% and 12.2%, respectively, of our total purchases of apparel and accessories. For 2009, 2010 and 2011, our top five contract manufacturers for apparel and accessories accounted for approximately 64.3%, 56.1% and 45.7%, respectively, of our total purchases of apparel and accessories.

We do not have any long term contracts with these contract manufacturers. As such, we may be unable to renew these contracts when they expire on commercially acceptable terms, or at all. Contract manufacturers may unilaterally terminate our supply contracts or increase their prices. As a result, we are not assured of an uninterrupted supply of footwear, apparel and accessories of acceptable quality or at acceptable prices from our contract manufacturers. We may not be able to offset any interruption or decrease in supply of our products by increasing production at our own production facilities due to capacity constraints, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner at commercially acceptable terms, or at all. Any disruption in our supply of products from contract manufacturers may adversely affect our business and could result in loss of sales and increase in production costs, which could adversely affect our business, financial condition and results of operations.

Failure to effectively promote or maintain the Xidelong brand could adversely affect our business and results of operations.

The image of the Xidelong brand is an important factor in influencing consumer preferences and building brand loyalty. Promoting and maintaining the Xidelong brand is therefore crucial to our success and growth within the PRC sportswear market. We have a branding and promotional department that deals mainly with media arrangements, sponsorships, other endorsement activities and store image maintenance. For 2009, 2010 and 2011, we spent approximately 11.9%, 11.7% and 10.7%, respectively, of our annual revenue on advertising and promotional activities.

We use a variety of media, such as television, newspapers, magazines, the Internet and outdoor billboard displays to build both regional and national brand recognition. We have incurred and expect to continue to incur significant costs and expenses arising out of our brand-building activities, including store refurbishment and renovation, sponsorships and advertising in regional and national newspapers, magazines, the Internet, television and billboard displays. These activities may not be successful in building the goodwill and profile of our brand.

We also collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand. Our brand is therefore partly dependent on the public perception of these individuals, over which we have no control. Any negative publicity, whether in the PRC or abroad, in relation to our brand or our brand representatives could have an adverse effect on the public’s perception of our brands. These negative publicity could arise from poor performance by our endorsers in their fields, our failure to continue to identify correctly promising athletes and or celebrities to use and endorse our products, or our failure to enter into endorsement arrangements with prominent athletes and sports organizations.

If we are unsuccessful in promoting our Xidelong brand among its targeted consumer groups, the goodwill and consumer acceptance of our Xidelong brand may be eroded, and our business, financial condition, results of operations and prospects could be adversely affected.

Our sales could be affected by seasonality, weather conditions and a number of other factors.

All of our products are sold to distributors for subsequent resale to consumers in the PRC. Generally, PRC consumers’ spending behavior is stable year-on-year but varies seasonally, particularly during the Chinese New Year in early spring, the Labor Day holiday in early May, the summer months and the National Day holiday in early October.

We experience moderate fluctuations in our aggregate sales volume during the year. Historically, revenues in the third and fourth fiscal quarters have slightly exceeded those in the first and second fiscal quarters. However, sales of individual products could vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and accessories. In addition, unexpected and abnormal changes in climate could affect sales of our products that are timed for release during a particular season. Fluctuations in our sales may also result from a number of other factors, including:

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

Our operations could be disrupted for reasons beyond our control, and our business, financial condition and results of operations could be adversely affected as a result.

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

In May 2008, Wenchuan County of Sichuan Province, a region that is approximately 360 kilometers away from Chongqing City, suffered an earthquake with an 8.0 magnitude on the Richter Scale. As a result of the earthquake, 87 retail selling locations of our distributors were closed. We cannot assure you that we will not suffer any further losses in the future as a result of similar events that are beyond our control.

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

Also, we recently revised our previously issued audited financial statements as of and for the years ended December 31, 2009 and 2010 to reflect the revision to our method of accounting policy in relation to our conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction which became effective on October 21, 2009. The restatement is described in detail in Note 2, “Revisions to Previously Issued Financial Statements” to our consolidated financial statements included in this annual report on Form 20-F and Item 5.A. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS – OPERATING RESULTS – Revisions to Previously Issued Financial Statements”. Despite our best efforts to carefully consider and analyze accounting implications of non-routine events, we cannot assure you that there will not be any further revisions or restatements of our financial statements in the future, which may further complicate attempts to evaluate our business and prospects.

If we are unable to increase our production capacity due to our internal production constraints or our inability to locate suitable contract manufacturers with sufficient production capacity of their own, our operating results could be adversely affected.

We manufacture a significant portion of our footwear at our production facility in Jinjiang. We outsource the manufacturing of a portion of our footwear and all of our apparel and accessories to contract manufacturers. Although we produce a portion of our footwear products in our own production facility, we expect to continue to rely on contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories. Therefore, our ability to continue to increase our sales depends on the successful expansion of our footwear production capacity at our production facility and the availability of contract manufacturers with sufficient production capacity of their own. If we are unable to continue to increase our internal production capacity or engage suitable contract manufacturers, our business, financial condition and operating results could be adversely affected.

We may not be able to continue to grow at the same pace or manage our growth effectively.

We have been expanding our business rapidly and intend to continue to do so either through organic growth or through acquisitions and investments in related businesses as we deem appropriate. Such expansion may place a significant strain on our managerial, operational and financial resources. Further, we have no prior experience in engaging in the management and operation of retail selling locations or retail business. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing our growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. We cannot assure you that our personnel, procedures and controls will be managed effectively to support our future growth adequately. Failure to manage our expansion effectively could affect our success in executing our business plan and adversely affect our business, financial condition and results of operation. In addition, our growth in percentage terms could slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

We may not be successful in implementing our expansion plans and may be unable to secure sufficient funding for such plans to further grow our business.

Our expansion plans will require us to increase investments in, and devote significant resources to, our brand promotion efforts, internal production capacities, research and design capabilities and the Xidelong sales distribution network operated by our distributors. If we fail to implement our future expansion plans, we may not achieve our growth target. Furthermore, our ability to obtain adequate funds to finance our expansion plans depends on our financial condition and results of operations, as well as other factors that may be outside our control, such as general market conditions, the performance of the PRC sportswear industry, and political and economic conditions in China. If additional capital is unavailable, we could be forced to abandon some or all of our expansion plans, as a result of which our business, financial condition and results of operations could be adversely affected.

Loss of any key executive personnel or any failure to attract such personnel in the future could adversely impact our business and growth prospects.

Our future success will depend on the continued service of our senior management. In particular, Mr. Lin Shuipan, chairman of the board and chief executive officer, has over 15 years’ experience in the sportswear industry and is responsible for our overall corporate strategies, planning and business development. His experience and leadership is critical to our operations and financial performance. We do not maintain any “key-man” insurance policy. If we lose the services of Mr. Lin or any of our key executive personnel and cannot replace them in a timely manner, such loss may reduce our competitiveness, and may adversely affect our financial condition, operating results and future prospects. In addition, our success depends significantly on other personnel and, in particular, our team of designers. Other international and domestic competitors may be able to offer more favorable compensation packages to recruit personnel whom we consider desirable. Our continued success will depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to attract, assimilate or retain the personnel whom we need. Our staff expenses in relation thereto could increase significantly. This could adversely affect our ability to expand our business effectively.

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

One element of our growth strategy is to continue to design and manufacture products through further investment in product design and research and development initiatives. We primarily rely on the China Institute of Sport Science for such research and development initiatives. We have renewed our technology cooperation agreement with the China Institute of Sport Science, which expired in October 2011, for a term of another five years upon mutual agreement of both parties. We cannot assure you that the China Institute of Sport Science will agree to renew the agreement again when it expires on its terms in the future, nor can we assure you that after renewal, the China Institute of Sport Science will comply with the terms and conditions of the agreement and the renewal provisions. If we do not renew the agreement or if the China Institute of Sport Science does not honor the terms of the agreement for any reason, our research and development capabilities may be adversely affected. This could in turn have an indirect adverse effect on our business, financial condition and results of operations.

We could be involved in litigation on intellectual property infringement or other litigation or regulatory proceedings, which could adversely affect our reputation, financial condition and results of operations.

We may design products with elements that could inadvertently infringe the copyright or other intellectual property rights of other parties, as a result of which they may initiate litigation or other proceedings against us. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings could be uncertain. Furthermore, our reputation could be adversely affected.

We could be subject to other lawsuits and regulatory actions relating to our business from time to time. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse impact on our business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management’s attention from our operations and result in substantial legal fees.

If we are unable to protect adequately our intellectual property, we may be involved in legal proceedings, which could be expensive and time consuming, and consumers may shift their preference away from our products.

We believe that our trademarks, patents, and other intellectual property rights are important to our brand, success and competitive position. We consider the “” (Xidelong) and “” trademarks to be among our most valuable assets, and we have registered these trademarks in the PRC. In addition, we own other trademarks that we use in marketing our products. We periodically discover products that we believe are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. We may pursue litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. If we are unsuccessful in challenging a party’s products based on trademark or design or utility patent infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. The actions we take to establish and protect trademarks, patents, and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products on grounds of violations of proprietary rights.

Changes in environmental laws and regulations in the PRC could result in additional capital expenditures.

Our production facility is located in Jinjiang and is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing that may generate industrial waste to adopt effective measures to control and properly dispose of such waste. The relevant administrative department for environmental protection can levy fines for any violations of such environmental laws or regulations. For material violations, the PRC government may suspend or close any or all of our operations. We cannot assure you that the PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulation. Compliance with any of these additional or stricter laws or regulations may cause us to incur additional capital expenditure, which we may be unable to pass on to customers through higher prices for our products.

We contract with third-party contract manufacturers and raw material suppliers and do not exercise any control over the operations of our contract manufacturers or suppliers. We are therefore not able to ensure their compliance with the applicable environmental laws. If our contract manufacturers or suppliers violate any applicable laws, we may be named as a defendant in related legal proceedings and incur costs and resources in defending ourselves. Any resulting negative publicity may also damage our brand and harm our brand building efforts. Our business, financial condition and results of operations could be adversely affected as a result.

Our current insurance coverage may not be sufficient to cover the risks related to our operations.

Our operations are subject to hazards and risks normally associated with manufacturing operations, which may cause damage to persons or property. Currently, we maintain insurance policies for damage to real property and for employer liability for personal injury of employees. We are not required under PRC law to maintain, and we do not maintain, any product liability insurance. If we were found liable for any product liability claim, we may be required to pay substantial damages. Even if we were successful in defending such a claim, we may incur substantial financial and other resources in defending such a claim. Under such circumstances, our financial results could be adversely affected. Depending on the outcome of any such claim, the reputation of our Xidelong brand could also be adversely affected. Further, we do not maintain business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. The occurrence of any of these events could result in interruption of our operations and subject us to significant losses or liabilities. Any losses or liabilities that are not covered by our current insurance policies could have a material adverse effect on our business, financial condition and results of operations.

Because the construction of our production facility in Jinjiang was not in full compliance with PRC laws and regulations, we could be subject to fines and other penalties.

Pursuant to the State-owned Land Use Right Transfer Contract for the grant of land use rights for the production site in Jinjiang, XDLong Fujian was required to commence construction by February 28, 2006. However, XDLong Fujian did not commence construction by such date because we decided to construct production facilities on another larger parcel of land owned by XDLong China. Currently, we have planned to construct additional facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of Exceed has concluded that the possibility of incurring impairment in value or loss of land use is remote.

Management based its conclusion on the fact that the local government has been advised that we intend to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction. Consistent with the objectives of the local government, the construction of the additional facilities in the Jinjiang area will inject capital into the local economy and result in an expansion of our local workforce.

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

Under PRC law, a company must apply to the environmental protection authority in the PRC for an environmental protection examination and acceptance after completion of a construction project. XDLong China has not applied for an environmental protection examination and acceptance for a construction project that it finished. As a result, the environmental protection authority has the right to request XDLong China to rectify such non-compliance by applying for an environmental protection examination and acceptance within a specified period. If XDLong China fails to obtain an environmental protection examination and acceptance within the specified period of time, XDLong could be subject to a fine up to RMB50,000 or be ordered to suspend its operations.

Certain of our facilities are located on a parcel of land for which we have not obtained the certificate of land use rights.

We are constructing staff quarters on a parcel of land with an aggregate site area of approximate 22,160 square meters adjacent to our XDLong China production complex in Jinjiang. Pursuant to four sales and purchase agreements XDLong China entered into with independent third parties on May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, respectively, we acquired this parcel of land and we are in the process of applying for the certificate of land use rights. Under the PRC laws, a certificate of land use rights is required for the construction and use of our facilities. If we fail to obtain the certificate of land use rights for any reason, we may be fined or required to relocate our staff quarters, which would adversely affect our business, results of operations and financial condition.

Difficulties in obtaining new credit facilities or acceleration of payments under existing credit facilities could have an adverse effect on our liquidity.

As a result of the global financial downturn that began in 2008, banks and other financial institutions tightened lending to businesses. As a result, businesses experienced difficulties in obtaining credit at commercially acceptable terms, or at all. We obtained new bank borrowings of RMB90.5 million in 2009 and RMB18.0 million in 2010. We did not obtain any new bank borrowings in 2011. We cannot assure you that we will continue to be able to obtain additional funding when the need arises. If we are unable to obtain new credit facilities and are unable to finance our liquidity or working capital requirements through cash flows from operating activities or other sources, our business, financial condition and results of operations could be adversely affected.

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

In addition, as some of our risk management and internal control policies and procedures are relatively new, we may need to establish and implement additional risk management and internal control policies and procedures to further improve our systems from time to time. Our risk management and internal control systems also depend on their implementation by our employees, and we cannot assure you that such implementation will not involve any human errors or mistakes. If we fail to timely adapt and implement our risk management and internal control policies and procedures, our business, results of operations and financial condition could be materially and adversely affected.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2011.  Our management’s report was subject to attestation by our registered public accounting firm. This annual report includes an attestation report since we are deemed to be an accelerated filer.

We cannot assure you that we will comply with all of the requirements imposed in the attestation report or that we will receive a positive attestation from our independent registered public accounting firm in the future. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and could distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely affected and your investment in our stock could be rendered worthless.

Risks Relating to the PRC

Our future performance is dependent on the PRC economy and the PRC consumer market in particular.

We derive all of our revenue from sales of our products in the PRC. The success of our business depends on the condition and growth of the PRC consumer market, which in turn depends on macro-economic conditions and individual income levels in the PRC. We cannot assure you that projected growth rates of the PRC economy and the PRC consumer market will be realized under the current economic situation. Any future slowdowns or declines in the PRC economy or consumer spending could adversely affect our business, operating results and financial condition. We believe that consumer spending habits could be adversely affected during a period of recession in the economy or that uncertainties regarding future economic prospects could also affect consumer spending habits, all of which may have an adverse effect on certain enterprises operating within the consumer and retail sectors, including us. The consumer and retail market could be affected by the changing operating conditions in the PRC. With accession of the PRC to the World Trade Organization, or WTO, changes and developments in the consumer and retail market could be volatile and unpredictable. For instance, the reduction in tariffs on foreign products after the liberalization of the PRC market and further entry of international brands may intensify the competition in the PRC market. This could have a material adverse impact on our business, financial condition and results of operations.

Political, economic and social policies of the PRC government and PRC laws and regulations could affect our business, financial condition and results of operations and could result in our inability to sustain our growth.

The economy of the PRC differs from the economies of most developed countries in a number of respects, including:

•	its structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	control of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

Before the adoption of reforms and open door policies beginning in 1978, China was primarily a planned economy. Since then, the PRC government has been reforming the PRC’s economic system, and in recent years, has begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the PRC government still owns a significant portion of the productive assets in the PRC, economic reform policies since the late 1970s have emphasized autonomous enterprises and the utilization of market mechanisms, especially where these policies apply to non-state-owned businesses such as our Company. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have an adverse impact on our current or future business, financial condition and results of operations.

Among others, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related regulations require more benefits to be provided to employees, such as increases in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which could have an adverse impact on our current or future business, results of operations or financial condition. Additional changes in the PRC’s political, economic and social conditions, laws, regulations and policies could have an adverse effect on our business, financial condition and results of operations.

Failure to comply with the State Administration of Foreign Exchange regulations relating to registration of interests before the establishment of offshore special purpose companies by our beneficial owners could adversely affect our business, financial condition and results of operations.

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

Our PRC beneficial owners must comply with these requirements in connection with our future investments and financing activities. If our PRC beneficial owners fail to comply with the relevant requirements, such failure could subject the beneficial owners to fines and legal sanctions, which could adversely affect our business, financial condition and results of operations.

Our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and could be subject to exchange rate volatility.

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

Fluctuation in the value of the Renminbi and of the U.S. dollar could have a material adverse effect on your investment.

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

There remains significant international pressure on the PRC government to liberalize further its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi could be revalued further against the U.S. dollar or other currencies, or could be permitted to enter into a full or limited free float, which could result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

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

Any changes in PRC policies on enterprise income tax could adversely affect our ability to pay dividends and our financial condition.

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

The levy and collection of enterprise income tax in China are handled by various local governments, which in turn submit such tax revenues to their respective higher administrative authorities. Each local government has its own administrative practice with regard to the manner and the amount of tax submitted by the local government to its higher administrative authorities. PRC enterprises, including us, have no participation in or control over such administrative practices. Any discrepancies in implementation among the local governments of such administrative practice could result in uncertainties over the amount of tax for which a PRC enterprise is liable.

Fluctuations in the exchange rate could adversely affect us.

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and the Renminbi will affect our financial results in U.S. dollar terms without affecting our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

An outbreak of the H1N1 swine flu, H5N1 strain of bird flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS) or any other similar epidemic could, directly or indirectly, adversely affect our business, financial condition and results of operations.

The outbreak of the H1N1 swine flu in North America and Europe has caused governments to take measures to prevent the spread of the virus. In addition, there have been reports of swine flu cases in Asia. If the H1N1 virus further spreads in Asia, including China, epidemic could negatively affect the Asian economy. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in China. China encountered epidemics such as SARS and incidents of the Avian Flu, which is spread through poultry populations, and is capable in certain circumstances of being transmitted to humans, causing death. If any of our employees are identified as a possible source of swine flu, the Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting operations. An outbreak of swine flu or a recurrence of an outbreak of SARS, Avian Flu or any other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our business, financial condition and results of operations.

Power shortages in the PRC could disrupt our business.

Our manufacturing processes consume substantial amounts of electricity supplied by local power grids. Certain cities in the PRC have experienced power shortages in the past or have been subjected to restrictions in electricity consumption. A power shortage could affect or delay our production schedule. We maintain backup power generators to provide electricity to our machinery and equipment in case of electricity supply interruptions. However, there is no assurance that we will always have an adequate supply of electricity to meet our production requirements and our results of operations may be adversely affected in the event of any material interruption in electricity supply. An extended interruption in the power supply could also affect the operations of the Xidelong retail selling locations and result in a decrease in revenue.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In March 2007, SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options and/or restricted share units under our equity incentive plans are subject to the Stock Option Rule. We and our employees intend to make such application and complete all the requisite procedures in accordance with the Stock Option Rule. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of the Stock Option Rule, and we cannot assure you that we can complete all the procedures in a timely manner. If SAFE or other PRC governmental authorities determine that we or our PRC employees have failed to comply with the provisions of the Stock Option Rule, we or they could be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our business operations.

Risks Related to Investment in our Ordinary Shares

The market price for our ordinary shares could be volatile.

The trading price of our ordinary shares may be subject to fluctuations. During the period from October 13, 2009, the first day on which our ordinary shares were listed on the NASDAQ Capital Market, and were transferred and being traded on the NASDAQ Global Market and NASDAQ Global Select Market on June 28, 2010 and January 3, 2011, respectively. Until April 27, 2012, the trading prices of our ordinary shares ranged from $1.96 to $13.69 per ordinary share and the closing sale price on April 27, 2012 was $2.09 per ordinary share. The market price for our ordinary shares could continue to be volatile and subject to fluctuations in response to factors including the following:

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

In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our ordinary shares. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes for our ordinary shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities at the time of or after their offerings could affect the overall investor sentiment towards PRC companies listed in the United States and consequently could impact the trading performance of our ordinary shares.

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

Your right to participate in any future rights offerings could be limited, which could cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offerings in the future, you could be unable to participate in such offerings and could experience dilution in your holdings.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the British Virgin Islands. We conduct our operations in the PRC and substantially all of our assets are located in the PRC. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within the PRC, and most of the assets of these persons are located within the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against any one of these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a British Virgin Islands company, the rights of our shareholders could be more limited than those of shareholders of a company organized in the United States.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

     A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active business of manufacturing and sales of sports and leisure footwear, apparel and accessories in China. Based on our use of cash for our business operations and on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2011, and we do not expect to become a PFIC for our taxable year ending December 31, 2012 or thereafter.  The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each taxable year. We cannot assure you that we were not a PFIC for our taxable year ended December 31, 2012 or any future taxable year. The most consequential factor affecting the outcome of annual PFIC determination in 2012 and future taxable years will be our use of cash in our active business. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if you dispose of ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see Item 10 “Additional Information—Taxation—United States Federal Income Taxation— Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of our Company is Exceed Company Ltd. We began our operation when we established in China as Xdlong Fujian in September 2001. In January 2002, we began designing, manufacturing and selling footwear under the “” (“Xidelong”) brand name in a rented production facility in Jinjiang. In 2003, we began designing and selling Xdlong apparel and accessories. Our products are designed for consumers interested in performance sportswear and lifestyle leisurewear products.

In March 2007, we established our own production facility in Jinjiang. The facility currently has nine production lines, each with a designed production capacity of approximately one million pairs of footwear per year. In 2009, 2010 and 2011, we manufactured 9.7 million, 7.9 million and 7.1 million pairs of footwear, respectively, at our production facility. As of December 31, 2011, we had 22 distributors who operated 4,844 Xidelong retail selling locations located in 30 provinces and municipalities in China.

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

On October 20, 2009, 2020 merged with and into Exceed, with Exceed being the surviving entity. On October 21, 2009, Exceed acquired all of the outstanding securities of Windrace, the parent company of our PRC subsidiaries, from its shareholders, resulting in Windrace becoming a wholly-owned subsidiary of Exceed. The merger of 2020 with and into Exceed resulted in the redomestication of 2020 to the British Virgin Islands on October 21, 2009 and Exceed, the surviving entity following the merger, became a foreign private issuer. Prior to the business combination with Windrace, neither 2020 nor Exceed had an operating business.

In late July 2011, the footwear business of XDLong Fujian was transferred to XDLong China. After the said transfer, XDLong Fujian has not carried on any other business activities and holds the land use rights used by our Group.

Our principal executive offices are located at Unit F, 24/F, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong. Our telephone number is (852) 2153 2771. Our agent for U.S federal securities laws purpose is Puglish & Associates.

B.	BUSINESS OVERVIEW

We design, develop and wholesale footwear, apparel and accessories under the “” (“Xidelong”) brand name and the “” trademark. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 46.0%, 52.7% and 1.3% respectively, of our total revenue in 2011. Our primary footwear is running footwear, which represented 8.6% of our total revenue in 2011. We believe the market for sportswear products similar to ours has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

We focus primarily on second and third-tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. Our target customers are between 15 to 35 years old. We plan to increase our penetration in those areas using a middle-market pricing strategy. We also aim to expand our geographical presentation and establish regional leadership, particularly in Southwest China and Northwest China.

We place great emphasis on the comfort and functionality of our products. We tailor our sports and leisure footwear, especially running footwear, to the needs of Chinese consumers. The China Institute of Sport Science, which is the research center established by the General Administration of Sport of China and China’s first government agency engaging in research of sport science, has selected us exclusively to collaborate on research and development efforts in China. Under our agreement with the China Institute of Sport Science, we are required to pay an annual fee to the China Institute of Sport Science for its assistance in the research and development of technologies for our sports footwear and apparel and its promotion of the technology content of our products. In addition, we have the exclusive right to use the endorsement, “The Strategic Partner of the China Institute of Sport Science”, on our products and the first right to use the know-how developed through our collaboration with the China Institute of Sport Science. As its exclusive partner, we allow the China Institute of Sport Science to use our research and development facilities in Jinjiang. We believe that combined with our current strengths and market position, our footwear, especially running footwear, presents the largest growth potential in the sports and leisure footwear sector in China. Our commitment to the comfort and quality of our footwear for each individual is represented by our slogans used in our promotional campaigns such as “The Foot Knows Comfort”, “Run Freely” “Freedom comes first” and “Respect Yourself”.

We distribute our products mainly through Xidelong retail selling locations, including Xidelong retail stores, which sell our products exclusively, department store concessionary counters, and stores-within-stores. We derive all of our revenue from sales to our distributors that operate, either directly or indirectly through third parties, the Xidelong retail selling locations that sell our products. These distributors may also engage authorized third-party retailers to operate Xidelong retail selling locations. We have contractual relationships only with our distributors, not any authorized third-party retailers. We believe that the sale of our products through distributors has enabled us to grow by leveraging on their regional retail expertise and economies of scale. We provide our distributors with retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail selling locations grew from 3,694 as of December 31, 2009 to 4,844 as of December 31, 2011, representing a CAGR of 14.5%.

We manufacture some of our products in our production facility in Jinjiang, and the remaining through third-party contract manufacturers. Our production facility has a gross floor area of approximately 66,102 square meters. We have nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During 2009, 2010 and 2011, we outsourced a portion of our footwear production and all of our apparel and accessories production to third-party contract manufacturers. All of our products, whether manufactured in-house or outsourced to third-party contract manufacturers, undergo testing by our stringent quality control system before being distributed for retail sale. For 2009, 2010 and 2011, approximately 39.2%, 55.2% and 64.5%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. Such percentages increased in 2011 primarily due to the limited production capacity in our existing production facility. In December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City. Pursuant to this contact, we would purchase a parcel of land with an aggregate site area of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, which we plan to use for the construction of a new production facility expected to be completed by the end of 2013. The land purchase has not been finalized and is subject to municipal and administrative approvals. Upon completion of the construction of our new production facility in Ruichang City, we expect our annual production capacity for our footwear products to increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. We believe increased in-house production capacities will give us more control over production process and allow us to reduce costs.

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

To achieve consistency in our brand image, we set management and operational guidelines for all distributors to follow at the Xidelong retail selling locations. Those guidelines include inventory control, pricing and sales procedures, product and window display requirements and customer service standards.

Products

We have three principal products: (i) footwear, (ii) apparel and (iii) accessories.

The table below sets forth our current main products under each product category:

Footwear	Apparel	Accessories
• Running	• Sports tops	• Bags
• Leisure	• Pants	• Socks
• Basketball	• Jackets	• Hats
• Skateboarding	• Track suits	• Caps
• Canvas	• Coats
• Tennis
• Outdoor

Business Model

The diagram below illustrates our business model:

Product design, research and development	Our design team at the research and development center formulates new designs for footwear, apparel and accessories, and tests prototype designs. We carry out other research and development activities at our research and development center.

Sales Fairs	We display samples of our new products at sales fairs held three times each year and take orders for our new products.

Purchase orders from distributors	At the sales fairs, distributors place purchase orders for new products.

Raw materials and components procurement	Based on the purchase orders received at the sales fairs, our purchasing team procures the requisite quantity of raw materials and components. Raw materials and components undergo our quality control.

Production	The footwear production department carries out the production plan.

Outsourcing	We outsource some of our footwear and all of our apparel and accessories production to contract manufacturers.

Quality Control	We sample and check finished goods against our quality and performance standards at the science and technology laboratory located in the research and development center.

Distribution Management	We deliver our products to distributors. We then monitor and oversee their operation of the Xidelong retail selling locations. We work with them to renovate the Xidelong retail selling locations, achieve performance targets and expand the sales distribution network.

 Production

Our production facility focuses on the production of higher-priced running and basketball footwear, which incorporates our proprietary intellectual property and technology. Located in Jinjiang, the facility has an aggregate gross floor area of approximately 66,000 square meters and was established in March 2007. Prior to that, we carried out our production activities in a rented production facility in the same region. As of December 31, 2011, our production facility had 1,657 full time production staff.

Our production capacity has been increasing steadily. For the year ended December 31, 2005, we operated five production lines occupying an aggregate gross floor area of 6,000 square meters, with a production capacity of approximately five million pairs. After the establishment of our current facility in March 2007, we increased our production lines to seven production lines with an annual production capacity of approximately seven million pairs. In June 2008, we expanded to nine production lines with an annual production capacity of approximately nine million pairs. The utilization rates of our production facility for 2009, 2010 and 2011 were approximately 100% 88%, and 79% respectively. In December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City. Pursuant to this contract, we would purchase a parcel of land with an aggregate site area of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, which we plan to use for the construction of a new production facility expected to be completed by the end of 2013. The land purchase has not been finalized and is subject to municipal and administrative approvals. Upon completion of the construction of our new production facility in Ruichang City, we expect our annual production capacity for our footwear products to increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities.

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

Outsourcing

In 2009, 2010 and 2011, we outsourced production of a portion of our footwear, generally products with lower technology content, and all of our production of apparel and accessories to third-party contract manufacturers. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing moving forward, to enhance profitability.

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

We select and evaluate our contract manufacturers carefully. We assess contract manufacturers on an annual basis based on factors such as their product quality and ability to meet production orders on a timely basis. All of our contract manufacturers are independent third parties and almost all of them are located in Fujian province. We have not terminated our contractual relationships with any of our contract manufacturers of footwear during the term of the agreements. However, there have been some incidents of contract termination with our contract manufacturers of apparel and accessories. When this occurs, we have been able to appoint replacement contract manufacturers readily due to the large number of replacement contract manufacturers from which we can select. See “Risk Factors — We rely on third-party contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories.”

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

We procure semi-finished rubber soles, a key part of our footwear, and other components from component subcontractors. Other than these semi-finished rubber soles and other components, we do not purchase other finished products from component subcontractors. Component subcontractors manufacture semi-finished rubber soles to our specifications. We also recommend raw material suppliers to component subcontractors for their production of our footwear components. We select component subcontractors based on location, product quality, reliability, price, and speed of delivery. Similar to our raw materials suppliers, our component subcontractors are primarily located in Quanzhou. We pay our component subcontractors a subcontracting fee. The subcontracting fees for 2009, 2010 and 2011 were approximately RMB18.8 million, RMB14.4 million and RMB10.4 million (US$1.7 million), respectively.

For 2009, 2010 and 2011, our top five raw material suppliers and contract manufacturers accounted for approximately 43.7%, 45.8%, and 44.2% respectively, of total purchases from raw material suppliers and contract manufacturers. Our single largest supplier accounted for approximately 9.6%, 10.9% and 11.1%, respectively, of our total purchases during the same periods.

Inventory Control and Management

Our inventory consists of raw materials for our footwear production, footwear components and finished products. We keep generally low inventory levels of raw materials and components because we commence production only after receiving confirmed sales orders from our distributors. We have established an inventory management system to monitor inventory levels.

Our policy is to review regularly obsolete inventories based on the age and the expected future salability of a product. In addition, we carry out our physical inventory inspection on a timely basis to identify any obsolete or damaged inventories. We make specific provisions for a damaged item or an item of inventory that has a carrying amount lower than its net realizable value. During 2009, 2010 and 2011, we did not make any provisions for obsolete inventories.

We maintain our finished goods inventory in two warehouses, one for storage of footwear and the other for storage of apparel and accessories. We generally store finished goods according to types of footwear in our warehouses. For 2009, 2010 and 2011, our average inventory turnover were 18, 10 and 6 days, respectively, while our inventory balances at December 31, 2009, 2010 and 2011 accounted for approximately 3.8%, 2.6% and 1.5%, respectively, of our total assets.

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

In December 2005, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC designated our Xidelong footwear and apparel as “State-designated Products Exempted from Quality Inspection.” The products which are named as “Exempted from Inspection” is defined as excellent in quality, and can enhance the consumers’ trusts and confidence. The enterprise who obtains the “Exemption from Inspection” is perceived to be outperforming in the profession. To obtain the remarkable results, these enterprises use advanced science and technology to improve the product quality, using an unremitting effort to strengthen the satisfaction of consumers.

In 2008, we obtained ISO 9001 certification for the design, development and production of our footwear, and the design, development and production management of our apparel.

Sales and Distribution

Our sales operations are managed and coordinated from our headquarters at Jinjiang. As of December 31, 2011, our sales and marketing center comprised a team of 208 staff. The sales department devises and implements policies for our distributors to assist them in operating the Xidelong retail selling locations, which include policies relating to marketing and promotion, sales management, pricing, recording of sales and human resources.

Sales network

We sell all of our products to distributors for subsequent resale to consumers through Xidelong retail selling locations. We do not sell products directly to consumers. As of December 31, 2011, our 22 distributors operated 4,844 Xidelong retail selling locations.

We categorize the Xidelong retail selling locations as either department store concessions or stand-alone shops. Department store concessions are designated sections of department stores that sell our products. Stand-alone shops are retail shops, usually on the street level. Xidelong retail selling locations are operated directly by our distributors or indirectly through third parties. Distributors place wholesale orders (which include purchase orders that the distributors secure from authorized third-party retailers) for our products at our sales fairs for retail sale at the Xidelong retail selling locations. Our top five distributors accounted for approximately 43.3% of our total revenue for 2011.

The following chart illustrates the structure of the sales network for our products:

The Company
Distributorship agreements between the Company and distributors
Distributors
Third-party retail store operators
Direct operation
Xidelong retail selling locations
Consumers

We have sales teams comprising regional managers, account managers and account representatives who manage our sales in the various regions. Our sales teams are responsible for monitoring and managing the performance of the distributors and the Xidelong retail selling locations within their respective regions, as well as managing the distributors’ compliance with our retail policies. These regional sales teams report to our headquarters.

Selection of distributors

We select distributors based on a range of criteria that we consider important for the operation of the Xidelong distribution sales network of sportswear retail selling locations. We do not require our distributors to have any minimum number of years of relevant experience. We assess the suitability of a candidate to be a distributor based on, but not limited to, the following:

•	its relevant experience in the management and operation of sportswear retail selling locations;

•	its creditworthiness;

•	its ability to develop and operate a network of retail selling locations in its designated sales region;

•	its ability to meet our sales targets; and

•	the suitability of its store location and size.

We set guidelines for our distributors in respect of the location, store layout and product display of their Xidelong retail selling locations. Distributors or third-party retailers require our prior approval before opening new Xidelong retail selling locations. We typically visit potential locations for new Xidelong retail selling locations with distributors and consider the suitability of such locations before approving a new Xidelong retail selling location. As an incentive to our distributors to expand the number of Xidelong retail selling locations and to create a uniform high-quality store image across Xidelong retail selling locations nationwide, we provide certain renovation subsidies in the form of standardized promotional materials and display equipment to qualified Xidelong retail selling locations.

We also allow our distributors to operate the Xidelong retail selling locations through third parties. Distributors must obtain our approval before appointing such retail store operators. We do not have direct contractual relationships with the authorized third-party retailers and thus we require our distributors to implement, monitor compliance with and enforce our retail store guidelines on the authorized third-party retailers.

For 2009, 2010 and 2011, sales to our top five distributors accounted for approximately 46.0%, 37.6% and 43.3%, respectively, of our total revenue. During the same periods, sales to our single largest distributor accounted for approximately 13.0%, 8.7% and 12.6%, respectively, of our total revenue.

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

 Return policy

We do not have a formal return policy with our distributors. We only accept returns of defective products. However, instead of returning defective products to us, distributors generally choose to sell any defective products at a discount to end customers. Since distributors are required to comply with our pricing policy, distributors must obtain our prior written consent before they can sell any products at a discount to the suggested retail price. We determine the amount of discounts on a case-by-case basis. We do not provide any compensation to distributors for defective products. To date, the number and value of defective products have been nominal.

In addition, we do not have any obsolete stock arrangements with our distributors. Therefore, we do not have any arrangements with distributors to accept returns of out-of season stock.

 Promotion and Marketing

Our marketing department handles media arrangements, sponsorships, other endorsement activities and store image maintenance. We use a variety of media, such as television, newspapers, magazines, the Internet and outdoor billboard displays to build both regional and nationwide brand recognition. We collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand. We also invest resources in maintaining store image and organizing renovation activities to build our brand recognition to enhance our brand awareness.

For 2009, 2010 and 2011, advertising and promotional expenses constituted approximately 11.9%, 11.7% and 10.7% of our total revenue, respectively.

Spokespersons

We actively seek reputable spokespersons to promote our brand. In 2010, we engaged Singaporean twin sisters Miko Bai Wei-Fan and Yumi Bai Wei-Ling of By2, a popular Taiwan-based musical group, to act as the Company's official product series spokespersons. By2 exemplifies the convergence of fashion and sports and we believe that their innovative talent, dynamic personalities and high-energy performances embody our core values of energy and happiness. As part of the agreement, in 2010, By2 completed an advertisement campaign for our upcoming apparel line and filmed a television commercial to build awareness of the Xidelong brand, and participated in a variety of promotional activities. Our first television commercial featuring By2 was launched on China Central Television Channel 5 (CCTV-5) in July 2010. Furthermore, in 2011, we engaged an advertising company, which is a member of the American Association of Advertising Agencies, to plan and produce television commercials for our spokespersons, By2, and to design and print advertisement for our products. We believe these commercials and advertisements have successfully promoted Xidelong as a sportswear brand emphasizing a cheerful lifestyle and exemplified the core value of our products represented by our slogan of “Freedom Comes First”.

Sponsorship and endorsement

We actively seek and are also invited to sponsor various sporting or festive events related to our products.

In 2010, we sponsored the “Inter-City” television program, a popular entertainment show featuring athletic challenges aired on channels CCTV-1 and 5. In addition, in 2009, the State Council of the People's Republic of China implemented regulations on physical fitness, and named August 8 as the annual “Fitness for All” Day in order to enhance the public's enthusiasm for fitness and sporting events. Following the release of the regulations, the Nationwide “Fitness for All” Sports Campaign, a charitable, social initiative to promote the development of the sports and fitness industry and the concept of fitness and sporting events organized by the Human Resources Development Center of the General Administration of Sport of China, or the Center, and China Sports Publishing Group, began in June 2010 in Beijing and expanded to hundreds of colleges and universities in China. XDLong China sponsored and was named the first official partner of the Nationwide “Fitness for All” Sports Campaign in 2010.

In 2011, we were named as one of the “Top Ten Sport-footwear Enterprises of 2010” in China and were selected as one of the “100 Most Valuable Brands of 2010 in the Footwear Industry” by the National Productivity Center of the Leather and Footwear Industry. Furthermore, we received the Outstanding Contribution Award from the General Administration of Sport of China for our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program. In addition, we have continued to sponsor the “Inter-City” television program, a popular entertainment show featuring athletic challenges that airs on channels CCTV 1 and 5, starting from the second quarter of 2011. To support our advertising and promotional initiatives, we have also engaged Genedigi, one of the largest and longest standing China-based marketing and public relations firms. This engagement, together with our ongoing marketing initiatives including our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program, has enhanced our brand significantly. Furthermore, we have engaged a new advertising company, a member of the American Association of Advertising Agencies, for the planning and production of television commercials for our spokespersons, By2, and print advertisements for our products. The commercials are intended to position Xidelong as a sports brand that emphasizes a “happy lifestyle”.

Pricing

We determine the prices of our products based on a variety of factors, including the costs of raw materials and production, market conditions (including the spending power of consumers) and the prices of competitors’ products. We have been able to increase the prices of our products relatively steadily in 2009, 2010 and 2011 without losing market share due to increasing awareness of our brand name, product quality and research and development.

We have adopted a suggested retail price system that is applied nationwide to all retail selling locations operated by our distributors or third-party retailers to maintain brand image and avoid price competition among distributors and third-party retailers. In addition, our distributors must obtain our prior written approval before carrying out any promotional events or selling our products (including newly launched products) at a discount. On a case-by-case basis, we permit sales of our products that deviate from their manufacturing specifications at a discount to suggested retail prices to end customers.

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

We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our property, plant and equipment other than land and inventory amounted to approximately RMB230.4 million (US$36.6 million) as of December 31, 2011. We also maintain insurance for inventory of raw materials, work-in-progress and finished goods, covering RMB220.0 million (US$35.0 million).

We do not maintain general product liability insurance for any of our products. Nevertheless, we believe that our practice is in line with the general industry practice in China, as product liability insurance is not required under PRC law. In 2009, 2010 and 2011, we did not receive any material claims from customers or consumers relating to our products.

Regulation

Corporate laws relating to foreign investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiaries XDLong Fujian and XDLong China, except where the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as PRC subsidiaries XDLong Fujian and XDLong China, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001.

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

Regulations on Dividend Distribution

The principal PRC laws and regulations governing distribution of dividends of wholly foreign-owned enterprise include the Wholly Foreign-owned Enterprise Law promulgated by the Standing Committee of the National People’s Congress, as amended on October 31, 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law issued by the State Council, as amended on April 12, 2001.

Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain statutory reserves unless these reserves have reached 50% of the registered capital of the wholly foreign-owned enterprises. These statutory reserves are not distributable as cash dividends.

Employee Stock Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, or the Updated Stock Option Rule, which replaced the Stock Option Rule issued by SAFE in March 2007. The purpose of the Updated Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies.

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

In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities. As of the date of this annual report on Form 20-F, the Company granted 404,086 restricted shares to its non-executive directors, senior management and certain employees.

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

Companies in the PRC are also required to carry out an environment impact assessment before commencing construction of production facilities and the installation of pollution treatment facilities that meet the relevant environmental standards and treat pollutants before discharge. We carried out the required environment impact assessment before commencing construction of our production facilities and have obtained all the required permits and environmental approvals for our production facilities. Under PRC law, a company must apply to the environmental protection authority in the PRC for an environmental protection examination and acceptance after completion of a construction project. XDLong China has not applied for an environmental protection examination and acceptance for a construction project that it finished. As a result, the environmental protection authority has the right to request XDLong China to rectify such non-compliance by applying for an environmental protection examination and acceptance within a specified period. If XDLong China fails to obtain an environmental protection examination and acceptance within the specified period of time, XDLong could be subject to a fine up to RMB50,000 or be ordered to suspend its operations.

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

In September 2011, we received from Jinjiang Municipal People’s Government an award for our successful maintenance of the safety production and operation.

Regulations on Labor Contracts

On June 29, 2007, the Standing Committee of the PRC National People’s Congress enacted the PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008. The Implementation Regulation for the PRC Labor Contract Law, or the Implementation Regulation, was promulgated by the State Council and took effect on September 18, 2008. The Labor Contract Law and the Implementation Regulation formalize, among others, workers’ rights concerning overtime hours, pensions and layoffs, the execution, performance, modification and termination of labor contracts, the clauses of labor contracts and the role of trade unions. In particular, they provide for specific standards and procedures for entering into non-fixed-term labor contracts as some of our sales professionals and staff do. Either the employer or the applicable sales professional or staff is entitled to terminate the labor contract in circumstances as prescribed in the Labor Contract Law and the Implementation Regulation or if certain preconditions are fulfilled, and in certain cases, the employer is required to pay a statutory severance upon the termination of a labor contract pursuant to the standards provided by the Labor Contract Law.

C.	ORGANIZATIONAL STRUCTURE

Exceed is our investment holding company incorporated in the British Virgin Islands and we conduct our operations through our PRC subsidiaries, which are our indirect wholly owned subsidiaries. The following diagram illustrates our significant direct and indirect subsidiaries as of March 31, 2012:

Subsidiaries

In November, 2011, we dissolved Exceed Brand Management (BVI) Co. Ltd. as it had remained dormant since its incorporation on December 3, 2009.

The following table sets forth information relating to our direct and indirect subsidiaries as of March 31, 2012:

	Beneficial Ownership Percentage	Jurisdiction of Incorporation
Windrace International Company Limited	100%	Cayman Islands
Windrace Investment Holding Limited	100%	British Virgin Islands
Hei Dai Lung Group Company Limited	100%	Hong Kong
Fujian Xidelong Sports Goods Co., Ltd.	100%	PRC
Xidelong (China) Co. Ltd.	100%	PRC

D.	PROPERTY, PLANTS AND EQUIPMENT

XDLong China owns and occupies a parcel of land with an aggregate site area of 38,784 square meters and the buildings constructed upon this parcel of land with an aggregate gross floor area of 99,024 square meters. The buildings consist of a production facility, a research and development center, office space, staff quarters, a recreation center and various sports facilities. We have obtained the land use rights certificate in relation to the land and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years beginning on December 25, 2006.

XDLong Fujian owns a parcel of land adjacent to XDLong China, which is within our production complex in Jinjiang. Such parcel has an aggregate site area of 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land must commence by February 28, 2006. However, XDLong Fujian did not commence construction by such date because the Group decided to construct its production facilities on another larger parcel of land owned by XDLong China. Currently, we have planned to construct production facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of Exceed has concluded that the possibility of incurring impairment in value or loss of land use is remote.

Management based its conclusion on the fact that the local government has been advised that we intend to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction. Consistent with the objectives of the local government, the construction of the additional production facilities in the Jinjiang area will inject capital into the local economy and result in an expansion of our local workforce.

Pursuant to four sales and purchase agreements XDLong China entered into with independent third parties on May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, respectively,, we acquired a parcel of land adjacent to our XDLong China production complex in Jinjiang, with an aggregate site area of approximate 22,160 square meters, for which we are in the process of applying for the certificate of land use rights. We are currently constructing staff quarters on this parcel of land.

In December, 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City. Pursuant to this contract, we would purchase a parcel of land with an aggregate site area of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, which we plan to use for the construction of a new production facility expected to be completed by the end of 2013. The land purchase has not been finalized and is subject to municipal and administrative approvals.

Our principal executive offices are located at Unit F, 24/F, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong.

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

Overview

We design, develop and wholesale footwear, apparel and accessories under the “” (“Xidelong”) brand name and the “” trademark. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 46.0%, 52.7% and 1.3%, respectively, of our total revenue in 2011. Our primary footwear is running footwear, which represented 8.6% of our total revenue in 2011. We believe the market for sportswear products similar to ours has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

We focus primarily on second and third-tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. Our target customers are between 15 to 35 years old. We plan to increase our penetration in those areas using a middle-market pricing strategy. We also aim to expand our geographical presentation and establish regional leadership, particularly in Southwest China and Northwest China.

We place great emphasis on the comfort and functionality of our products. We tailor our sports and leisure footwear, especially running footwear, to the needs of Chinese consumers. The China Institute of Sport Science, which is the research center established by the General Administration of Sport of China and China’s first government agency engaging in research of sport science, has selected us exclusively to collaborate on research and development efforts in China. Under our agreement with the China Institute of Sport Science, we are required to pay an annual fee to the China Institute of Sport Science for its assistance in the research and development of technologies for our sports footwear and apparel and its promotion of the technology content of our products. In addition, we have the exclusive right to use the endorsement, “The Strategic Partner of the China Institute of Sport Science,” on our products and the first right to use the know-how developed through our collaboration with the China Institute of Sport Science. As its exclusive partner, we allow the China Institute of Sport Science to use our research and development facilities in Jinjiang. We believe that combined with our current strengths and market position, our footwear, especially running footwear, presents the largest growth potential in the sports and leisure footwear sector in China. Our commitment to the comfort and quality of our footwear for each individual is represented by our slogans used in our promotional campaigns such as “The Foot Knows Comfort”, “Run Freely” “Freedom comes first” and “Respect Yourself”.

We distribute our products mainly through Xidelong retail selling locations, including Xidelong retail stores, which sell our products exclusively, department store concessionary counters and stores-within-stores. We derive all of our revenue from sales to our distributors, which operate Xidelong retail selling locations themselves or engage authorized third-party retailers to operate Xidelong retail selling locations. We have contractual relationship only with our distributors, not any authorized third-party retailers. We believe that the sale of our products through distributors has enabled us to grow by leveraging their regional retail expertise and economies of scale. We provide our distributors retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail selling locations grew from 3,694 as of December 31, 2009 to 4,844 as of December 31, 2011, representing a CAGR of 14.5%.

We manufacture some of our products in our production facility in Jinjiang, and the remaining through third-party contract manufacturers. Our production facility has a gross floor area of 66,102 square meters. We have nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During 2009, 2010 and 2011, we outsourced a portion of our footwear production and all of our apparel and accessories production to third-party contract manufacturers. All of our products, whether manufactured in house or outsourced to third-party contract manufacturers, undergo testing by our stringent quality control system before being distributed for retail sale. For 2009, 2010 and 2011, approximately 39.2%, 55.2% and 64.5%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. Such percentages increased in 2011 primarily due to our efforts to balance the mix between in-house production and outsourced manufacturing. Increased in-house production gives us more control over production process and allows us to reduce costs, while outsourced manufacturing allows us to avoid shortage or excessive labor if the demand fluctuates.

Our revenue increased from RMB2,078.0 million in 2009 to RMB2,698.9 million in 2010, and then to RMB3,288.6 million (US$522.5 million) in 2011, representing a CAGR of 25.8%. Such increase was primarily attributable to our business expansion and the increased demand for our products.

Factors Affecting Our Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

Macroeconomic conditions in China and our target markets

All of our revenue in 2009, 2010 and 2011 was derived from sales in China. Our financial condition and results of operations have been dependent upon macroeconomic conditions in China. According to the National Bureau of Statistics of China, the PRC economy grew at a CAGR of 15.4% from 2000 to 2011. We believe the PRC consumer market has significant growth potential. Total retail sales of consumer products, the primary gauge of consumer spending in China, increased by 17.1% from 2010 to 2011 and 18.4% from 2009 to 2010. Consumer spending as measured by total retail sales value grew at a CAGR of 14.9% from 1999 to 2011. With the continued growth in the PRC consumer market, we believe that we will be able to continue to increase the selling prices of our products in the future due to the increased recognition of our brand name, product quality and research and development efforts.

We focus primarily on second and third-tier cities in China, particularly in Southwest China and Northwest China, the regions that we believe present the best opportunity for retail sales growth due to rapid urbanization and economic development. Urban consumption is expected to continue to be the primary contributor to consumer consumption in China. According to the National Bureau of Statistics of China, urban retail sales accounted for nearly 86.6% of total retail sales in 2011. We believe that we will be able to continue to capture the retail sales growth opportunities in our target markets.

Consumer demand for sportswear in China

Consumer demand for sportswear in China is one of the key drivers of our revenue. Our success depends on the growth in such demand and the overall growth in the consumer market in China. Statistics published by the General Administration of Sport of China suggest that there is a general correlation between disposable income and sports participation in China. According to the National Bureau of Statistics of China, the PRC per capita annual disposable income of urban households grew at a CAGR of 11.8% from 1999 to 2011, and per capita consumption expenditure of urban residents increased by 6.8% from 2010 to 2011. As the general living standards in China continue to improve, we expect that the consumer demand in China will shift increasingly towards lifestyle-enhancing products, such as sportswear. We believe such trend will increase our sales. We also believe that the Olympic Games to be held in London and several other sporting events to be held in China such as Asian Beach Games and the 12th National Winter Games in 2012 will generate more interest in sports and corresponding consumer demand for sportswear in China.

Ability to maintain an attractive product portfolio at competitive prices

We believe that our success depends to a large extent on our ability to maintain an attractive product portfolio at competitive prices. We have a diversified product portfolio. Xidelong retail selling locations carry a broad range of merchandise. We monitor market response to our different products and adjust our product mix from time to time. For instance, we introduced vintage design and cross-training footwear as new categories starting from June 2011. In order to increase our average selling prices, revenue and gross profit margins, we intend to continue to monitor the changing consumer demand and adjust our product mix as we deem necessary.

To target different segments within the mid-range market, we price our products at different price points. Our sales volume and revenue increased in each of 2010 and 2011 as compared to 2009. The average selling prices of our products also increased in each of 2010 and 2011 as compared to 2009 primarily due to the increased recognition of the Xidelong brand in China as a result of our marketing and brand promotion efforts. In order to maintain our price competitiveness and sales volume, we review our pricing strategy regularly and make adjustments based on various factors, including the market response to existing recommended retail prices, the level of sales, the expected product margin on individual products, the prices of our competitors’ products and the anticipated market trends and expected demand from customers.

In addition, we believe that brand recognition is crucial to the consumers’ purchasing decisions, which may have a direct impact on our ability to maintain an attractive product portfolio at competitive prices. We position our Xidelong brand as a high-quality sports and leisurewear brand in China. We place great emphasis on brand building and promote Xidelong products through advertisements in the media, sponsorship of PRC sports events and various other promotional activities. For 2009, 2010 and 2011, our advertising and promotion expenses accounted for approximately 11.9%, 11.7% and 10.7%, respectively, of our total revenue. We intend to increase our marketing budgets for promotional activities in the future so as to further enhance our brand recognition and strengthen our market position.

Ability to strengthen and expand our distribution network

We distribute our products mainly through Xidelong retail selling locations, including Xidelong retail stores, which sell our products exclusively, department concessionary counters, and stores-within-stores. As of December 31, 2011, a network of 4,844 Xidelong retail selling locations was located in 30 provinces and municipalities in China. The number of Xidelong retail selling locations increased from 3,694 as of December 31, 2009 to 4,844 as of December 31, 2011, representing a CAGR of 14.5%. We believe that our success depends on our ability to strengthen and expand our distribution network, which in turn depends to a large extent on the performance of our distributors.

Ability to manage production costs and product quality

To meet production requirements and to remain profitable, we must obtain sufficient quantities of good quality raw materials from our suppliers in a timely manner and at commercially reasonable prices. The major raw materials used in the production of our footwear products are natural and synthetic leather, nylon, canvas, rubber and plastics. In addition, we use crude oil and electricity in our production. Therefore, increases in crude oil prices and electricity costs would increase our production costs. We believe that we will be able to offset a portion of any such increased costs by raising our production efficiency and leveraging our economies of scale. Historically, we have been successful in reducing the costs of raw materials as a percentage of our total cost of sales. We seek to capitalize on our purchasing and bargaining power to continue to obtain favorable prices from our major suppliers. Because we use a cost-plus pricing policy to determine the selling price of our products, we are able to pass on increased costs to our distributors. We believe that effective cost management and ability to pass on increased costs to distributors will enable us to maintain and increase our profitability. Our gross profit margin increased from 30.6% in 2009 to 30.8% in 2011 for our footwear, from 28.2% in 2009 to 29.7% in 2011 for apparel, and from 28.9% in 2009 to 29.6% in 2011 for accessories.

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

Income tax rates and preferential tax treatment

Our profit is affected by the income tax that we pay and any preferential tax treatment that we receive. As a foreign-invested enterprise engaged in the manufacturing business, XDLong China is entitled to the preferential tax treatments provided under the Foreign Enterprise Income Tax Law. Accordingly, XDLong China is subject to an enterprise income tax rate of 25%. However, it is fully exempted from the enterprise income tax during its first two profitable years, which are 2008 and 2009, followed by a 50% tax reduction for the next three years. Such tax treatment had a significant positive effect on our profit after taxation for 2009, 2010 and 2011.

A.	OPERATING RESULTS

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2009, 2010 and 2011 and has been prepared based on the financial statements of the companies that comprised Exceed and its consolidated subsidiaries, after elimination of inter-company transactions. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

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

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree. Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

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

All income, expenses and unrealized gains and losses resulting from inter-company transactions and balances are eliminated on consolidation in full.

Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Translations of amounts from RMB into US dollars are solely for the convenience of the reader and were calculated at the rate of RMB6.2939 = US$1.00, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2011. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2011, or at any other rate.

Revisions to Previously Issued Consolidated Financial Statements

We have revised our previously issued financial statements for 2009 and 2010 to reflect the revision to our method of accounting for our conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective October 21, 2009. We believe that this revised accounting treatment is more relevant and reliable under the circumstances.

Our original accounting method was to record the contingent shares issuable, consisting of escrow shares and earn-out shares, as a stock dividend, and upon issuance as an adjustment to the par value of ordinary shares, with an offsetting adjustment to capital reserve. We included such contingent shares in the calculation of basic earnings per share from the date of issuance. Under this accounting method, we did not recognize a liability for our conditional obligation to issue shares, and did not recognize changes in the fair value of that conditional obligation in our consolidated statements of comprehensive income.

During 2012, prior to the issuance of our December 31, 2011 financial statements, we concluded it would be more relevant and reliable to revise our method of accounting with respect to the accounting for the contingent shares issuable, retroactive to the closing of the reverse recapitalization transaction, to recognize a liability for the fair value of the escrow shares and the earn-out shares, and to recognize changes in the fair value of the escrow shares and the earn-out shares in our consolidated statements of comprehensive income. We adopted this revised accounting method based on, among other factors, our review of IAS 8, IAS 32 and IAS 39. We believe that revising comparative amounts for all prior periods presented will provide more relevant and reliable information to shareholders and investors.

Additional information with respect to this matter and the adjustments made to the previously reported 2009 and 2010 consolidated financial statements is presented at Note 2 of the December 31, 2011 consolidated financial statements included in this Annual Report on Form 20-F.

Critical Accounting Policies and Estimates

We have adopted IFRSs effective for the accounting periods commencing January 1, 2009, 2010 and 2011, together with the relevant transitional provisions in the preparation of the financial information throughout the years ended December 31, 2009, 2010 and 2011. The preparation of our financial information in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenue and expenses. The following sets forth the principal accounting policies applied in preparing our financial statements that management believes are critical not only because they are important to the portrayal of our financial condition and results of operations, but also because the application and interpretation of these policies require both judgments and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

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

Although our policy is to recognize product returns as a reduction of revenue, we have not deemed it necessary to accrue for returns at the time when sales are recorded because historically we have not had any significant product returns or similar claims. Our management periodically reviews this matter and will consider making such accruals when there are indications of significant sales returns or similar claims in future periods.

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

We do not have any arrangements with distributors to accept returns of out-of-season stock. When in-season new products arrive, the current products on shelves become out-of-season stock. In addition, we do not provide volume-based discount programs or discounts for early payment.

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

Inventory

Inventories are stated at the lower of cost and net realizable value after making due allowances for obsolete or slow moving items. Cost is calculated using the weighted average cost formula and comprises all costs incurred in bringing the inventories to their present location and condition. When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the period in which the related revenue is recognized. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred for completion of the production process and disposal upon delivery of finished goods to distributors. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Write-down of inventories to net realizable value is made based on the estimated net realizable value of the inventories. The assessment of the write-down amounts and the timing of such write-downs require estimates and management’s judgment. Where the actual outcome or expectation in future periods is different from management’s estimates, such differences may have a material impact on the carrying amounts of our inventories and any write-down amounts and write-back amounts in the period in which such estimate has been changed. No inventory amounts were stated at net realizable value in each of the years in 2009, 2010 and 2011 and we did not make any provisions for inventories during the same periods.

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

Buildings are depreciated over the shorter of the relevant lease term or a 20-year period and manufacturing equipment, such as plant and machinery, is depreciated over a five to ten-year period. Furniture, fixtures, motor vehicles and office equipment, consisting of computers, office equipment, machinery and software, are depreciated over a five-year period. Leasehold improvements are also depreciated over the shorter of the relevant lease term or a five-year period. Construction-in-progress represents costs incurred for the design and construction of the production facility. Our management determines the estimated useful lives and related depreciation charges for our property, plant and equipment and such estimates are based on historical experience of the actual useful lives of such property, plant and equipment, and where no historical experience is available, based on such property, plant and equipment used for similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously stated amounts based on the estimated life of such property, plant and equipment or will take write-offs or declare as obsolete or non-strategic assets that have been abandoned or sold. Impairment reviews are conducted as events or changes in circumstances indicating that the carrying amount may not be recoverable. The recoverable amounts of property, plant and equipment have been determined based on value-in-use calculations, which requires the use of judgment and estimates.

Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurements” are classified as loans and receivables. When such financial assets are recognized initially, they are measured at fair value. We assess whether a financial asset contains an embedded derivative when we first become a party to it and assess whether the embedded derivatives are required to be recognized separately from their financial asset contract when the analysis shows that the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the financial asset that significantly modifies the cash flows that would otherwise be required under the financial asset. We determine that the classification of our financial assets upon the initial recognition and, where allowed and appropriate, re-evaluate the classification at the balance sheet date reported. All regular way purchases and sales of financial assets are recognized on the trade date, that is, the dates when we commit to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

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

Non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), we make an estimation of the asset's recoverable amount. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell. We determine such recoverable amount for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case we determine the recoverable amount for the cash-generating unit to which the asset belongs.

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

Earn-out obligation

Pursuant to an earn-out provision of the Purchase Agreement and the escrow agreement, we have been required annually to release shares from the escrow account to the former shareholders of Windrace for the fiscal years 2009, 2010 and 2011. In addition, upon the achievement of certain earnings targets in 2011, 2,212,789 additional new shares of Exceed are required to be issued to the former shareholders of Windrace as earn-out shares. The details with respect to the contingent share obligation are discussed in Note 26 to our consolidated financial statements included in this Annual Report on Form 20-F.

We release the shares, which are held in the escrow account, and issue the new ordinary shares, in respect of the earn-out provision, when the audited result of our financial results each year are released if the financial results fulfill the condition in the Purchase Agreement. The contingent shares issuable are accounted for as a financial instrument liability that is adjusted to fair value at each reporting date, with changes in fair value being recognized currently in the consolidated statements of comprehensive income. Once a measurement period for the issuance of such contingent shares ends, the contingent share liability related to that period is no longer conditional, and the obligation is reclassified from a liability to equity, if the shares have been earned, based on the fair value of the obligation at the end of the measurement period.

Consolidated Income Statements

The following table sets forth our results for the periods indicated (the years ended December 31, 2009 and 2010 have been revised as described above):

	Years ended December 31,
	2009	2010	2011
	(RMB in thousands)
Revenue	2,077,958	2,698,891	3,288,561
Cost of sales	(1,464,856)	(1,857,251)	(2,296,298)
Gross profit	613,102	841,640	992,263
Other income and gains	5,855	6,416	14,791
Selling and distribution costs	(268,123)	(339,637)	(377,903)
Administrative expenses	(44,509)	(57,814)	(77,073)
Research and development expense	(24,953)	(40,783)	(53,863)
Finance costs	(29,566)	(1,893)	(856)
Share of loss in jointly-controlled entity	(16)	(17)	—
Gain from change in fair value of contingent share liability	170,948	1,604	38,645
Profit before tax	422,738	409,516	536,004
Tax	(3,771)	(56,274)	(65,922)
Profit for the year	418,967	353,242	470,082

Description of Selected Income Statement Items

Revenue

We generate revenue from sales of footwear, apparel and accessories. The following table sets forth a breakdown of our revenue for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
	(RMB in thousands, except for %)
Footwear	1,102,280	53.0%	1,266,378	46.9%	1,514,096	46.0%
Apparel	948,738	45.7%	1,403,708	52.0%	1,731,482	52.7%
Accessories	26,940	1.3%	28,805	1.1%	42,983	1.3%
Total	2,077,958	100.0%	2,698,891	100.0%	3,288,561	100.0%

Our revenue is derived primarily from sales of the following products:

•	Footwear. Footwear accounted for approximately 46.0% of revenue in 2011 and includes mainly nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage design footwear and cross-training footwear. A portion of our footwear production is outsourced.

•	Apparel. Sports apparel accounted for approximately 52.7% of revenue in 2011 and includes mainly sports tops, sports pants, jackets and track suits. All of our apparel production is outsourced.

•	Accessories. Accessories accounted for approximately 1.3% of revenue in 2011 and include mainly bags, socks, hats and caps. All of our accessories production is outsourced.

Cost of sales

The following table sets forth our cost of sales and gross profit as percentages of our net sales for each of the periods indicated.

	Year ended December 31,
	2009		2010		2011
	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)
Sales	2,077,958	100.0%	2,698,891	100.0%	3,288,561	100.0%
Cost of sales	1,464,856	70.5%	1,857,251	68.8%	2,296,298	69.8%
Gross profit	613,102	29.5%	841,640	31.2%	992,263	30.2%

Our cost of sales consists of:

•	Depreciation: Depreciation relates to depreciation expenses arising from our production facilities.

•	Direct labor cost: Direct labor cost represents salaries of production workers.

•	Indirect labor costs: Indirect labor costs consist primarily of salaries, social insurance and benefit expenses for our production supervisors.

•	Purchase of raw materials: Purchases of raw materials consist primarily of purchases of natural and synthetic leather, nylon, canvas, rubber, plastics and components that we use to manufacture our footwear.

•	Purchase of finished goods: Purchases of finished goods are the purchases of finished products including footwear, apparel and accessories that we outsource to contract manufacturers.

•	Manufacturing overhead: Other variable costs primarily consist of packaging materials and other consumables, utility expenses and subcontracting fees, which are paid to component subcontractors who manufacture footwear components for our production.

Gross profit

We have a diverse product portfolio comprising a range of products across our three key segments: footwear, apparel and accessories. During the years ended December 31, 2009, 2010 and 2011, our gross profit were RMB613.1 million, RMB841.6 million and RMB992.3 million (US$157.7 million), respectively, and our overall gross profit margin were 29.5%, 31.2% and 30.2%, respectively. Our overall gross profit margin increased in 2010 primarily due to an increase in the average selling prices across our product categories and improvements in our management of production costs in 2010. Our overall gross profit margin decreased in 2011, primarily as a result of the decrease in proportion of footwear produced in-house relative to overall footwear production as a result of the limited production capacity within our existing production facility.

Other income and gains

Other income and gains primarily consist of income from bank interest, and award from the PRC government for technological innovation and business development. Other income and gains represented 0.3%, 0.2% and 0.4% of our revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

Operating expenses

Our operating expenses consist primarily of selling and distribution costs, administrative expenses, research and development expenses and finance costs. The following table sets forth a breakdown of our operating expenses for the periods indicated (the years ended December 31, 2009 and 2010 have been revised as described above):

	Year ended December 31,
	2009		2010		2011
	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)
Selling and distribution costs	268,123	12.9%	339,637	12.6%	377,903	11.4%
Administrative expenses	44,509	2.3%	57,814	2.1%	77,073	2.3%
Research and development expenses	24,953	1.2%	40,783	1.5%	53,863	1.6%
Finance costs	29,566	1.4%	1,893	0.1%	856	0.1%
Share of loss in jointly-controlled entity	16	0.1%	17	0.1%	-	-
Gain from change in fair value of contingent share liability	170,948	8.2%	1,604	0.1%	38,645	1.2%

Selling and distribution costs

Our selling and distribution costs consist primarily of advertising and promotional expenses and sales fair expenses. In 2009, 2010 and 2011, selling and distribution costs represented approximately 12.9%, 12.6% and 11.4%, respectively, of our revenue. Advertising and promotional expenses consist primarily of fees for advertising on television and other mass media, advertisement production costs, sponsorship fees for sporting events and television programs, store refurbishment and renovation activities, rental and marketing subsidies, and fees for brand spokespersons. Sales fair expenses consist primarily of accommodation, travelling and meals provided to our distributors and third-party retailers for the attendance at our sales fairs.

Administrative expenses

Our administrative expenses consist primarily of salaries of administrative staff, depreciation, professional fee, share-based compensation, and miscellaneous taxes and duties. In 2009, 2010 and 2011, administrative expenses represented approximately 2.3%, 2.1% and 2.3%, respectively, of our revenue. Salaries of administrative staff consist primarily of salaries and benefit expenses for our administrative staff. Depreciation consists primarily of depreciation expenses of our office building and equipment at our production facility in Jinjiang. Miscellaneous taxes and duties consist primarily of stamp duties, Urban Maintenance and Construction Tax (“UMC Tax”) and Educational Surcharge. Others under administrative expenses consist primarily of social insurance and other employee expenses for our administrative staff, amortization of prepaid land lease payments, donation, entertainment expenses, office expenses, rental expenses, utility expenses and professional fees.

We expect that our general and administrative expenses will increase as we add personnel and incur additional costs related to the growth of our business. We also incurred additional legal and consulting fees and other professional fees following our NASDAQ listing. In 2011, share based compensation expense of RMB7.9 million (US$1.2 million) was included in administrative expenses.

Research and development expenses

In 2009, 2010 and 2011, research and development expenses represented approximately 1.2%, 1.5% and 1.6%, respectively, of our revenue. Research and development expenses consist primarily of salaries paid to our research and development center staff, materials consumed for our product research and development projects and expenses incurred for our cooperation with the China Institute of Sport Science.

Finance costs

Finance costs are our interest expenses on short-term bank loans and preferred shares. In 2009, 2010 and 2011, finance costs represented approximately 1.4%, 0.1% and 0.1%, respectively, of our revenue. No interest expense on preferred shares was incurred in 2010 and 2011.

Gain from change in fair value of contingent share liability

The gain from the change in contingent share liability was RMB170.9 million, RMB1.6 million and RMB38.6 million in 2009, 2010 and 2011, respectively, reflecting the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009.

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

Under the new PRC Corporate Income Tax Law (the ''New Corporate Income Tax Law'') and its Implementation Rules (effective on January 1, 2008), the PRC corporate income tax rate for domestic-invested and foreign-invested enterprises is unified to 25%. Accordingly, the applicable tax rate for XDLong Fujian is 25% in 2009, 2010 and 2011.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, XDLong China, a foreign-invested enterprise, is exempt from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008. Thereafter, it is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012 (the “Tax Holidays”). Pursuant to the new PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, the PRC corporate income tax rate for foreign-invested enterprises such as XDLong China is 25%. Existing foreign-invested enterprise, such as XDLong China, however, are entitled to continue to enjoy the Tax Holidays until 2012. No provision for the PRC corporate income tax has been made for XDLong China in 2009 as its assessable profits are fully exempt for PRC corporate income tax purposes.

The following table sets forth the reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates in the PRC to the tax expense at our effective tax rates for the periods indicated (the years ended December 31, 2009 and 2010 have been revised as described above):

	Year ended December 31,
	2009	2010	2011
	(RMB in thousands)
Profit before tax	422,738	409,516	536,004
Tax at the applicable rates	94,051	104,019	132,618
Lower tax due to tax holidays	(67,697)	(50,930)	(64,041)
Tax effect of expenses not deductible for taxation purposes	5,620	3,427	3,721
Income not subject to tax	(28,203)	(242)	(6,376)
Tax charge at our effective rate	3,771	56,274	65,922

The applicable tax rates for entities operating in China and Hong Kong were 25% and 16.5%, respectively.

According to the Corporate Income Tax Law and its implementation rules, dividends receivable by non-PRC corporate residents from PRC enterprises are subject to withholding tax at a rate of 10%, unless reduced by tax treaties or arrangements, for profits earned since January 1, 2008. In addition, under the Sino Hong Kong Double Tax Arrangement and its relevant regulations, a qualified Hong Kong tax resident will be liable for withholding tax at the rate of 5% for dividend income derived from the PRC if the Hong Kong tax resident is the “beneficial owner” and holds 25% or more of the equity interests of the PRC company.

As of December 31, 2011, 2010 and 2009, we had not recorded any withholding tax on the retained earnings of our foreign invested enterprises in the PRC, since we intends to reinvest our earnings to further expand our businesses in mainland China, and our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

Revenue. Revenue increased by 21.8% from RMB2,698.9 million for the year ended December 31, 2010 to RMB3,288.6 million (US$522.5 million) for the year ended December 31, 2011.

In 2011, we engaged one of the largest and longest standing China-based marketing and public relations firms to further enhance our advertising and promotional initiatives. This engagement, together with our ongoing marketing initiatives including production of television commercials for our spokespersons, By2, our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program, and “Inter-City” television program, have enhanced our brand significantly. Furthermore, we have engaged a new advertising company, a member of the American Association of Advertising Agencies, for the planning and production of television commercials for our spokespersons, By2, and print advertisements for our products. The commercials are intended to position Xidelong as a sports brand that emphasizes a “happy lifestyle”. Meanwhile, strong demand from end customers encouraged the expansion of the Xidelong retail network by our distributors and third-party retailers. The number of the Xidelong retail selling locations increased by 511, from 4,333 as of December 31, 2010 to 4,844 as of December 31, 2011.

•	Revenue from footwear increased by 19.6%, from RMB1,266.4 million for the year ended December 31, 2010 to RMB1,514.1 million (US$240.6 million) for the year ended December 31, 2011, primarily due to a 4.7% increase in the average selling price (“ASP”) and a 14.2% increase in sales volume. Such increases were mainly attributable to the introduction of our new vintage design footwear and cross-training footwear product lines in June 2011. As a result of our continuous marketing and brand promotion efforts, the footwear ASP increased, leading to an increase in our overall footwear revenue.

•	Revenue from apparel increased by 23.4%, from RMB1,403.7 million for the year ended December 31, 2010 to RMB1,731.5 million (US$275.1 million) for the year ended December 31, 2011. This increase was primarily due to a 4.5% increase in sales volume and an 18.0% increase in ASP. Such increases were mainly attributable to the improvement of the design and quality of our apparel products and the introduction of certain new products, particularly the new lifestyle apparel products, which have created strong demand from end customers. In addition, the increase in the average size of the Xidelong retail selling locations, which typically now have larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of the apparel products.

•	Revenue from accessories increased by 49.2%, from RMB28.8 million for the year ended December 31, 2010 to RMB43.0 million (US$6.8 million) for the year ended December 31, 2011. This increase was primarily driven by an increase in product varieties.

Cost of sales. Cost of sales increased by 23.6% from RMB1,857.3 million in 2010 to RMB2,296.3 million (US$364.8 million) in 2011. The increase in cost of sales was primarily due to an increase of purchases of finished products by RMB428.1 million (US$68.0 million) from contract manufacturers to meet the increase in orders resulting from increased demand for our products. The increase in cost of sales was also attributable to increased purchase of raw materials by RMB9.4 million (US$1.5 million) for our own production of footwear products.

Gross profit. Our gross profit increased by 17.9% from RMB841.6 million in 2010 to RMB992.3 million (US$157.7 million) in 2011 primarily as a result of an increase in sales. Our overall gross profit margin decreased from 31.2% in 2010 to 30.2% in 2011, primarily as a result of the decrease in proportion of footwear produced in-house relative to overall footwear production as a result of the limited production capacity within our existing production facility. We have formulated a new operational plan in response to these production capacity restraints. Please refer to Item 4 Information of the Company – Production in this annual report. Furthermore, rising inflation in China resulted in an increase in raw material and wage costs, leading to an increase in the manufacturing cost. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing in the future.

Other income and gains. Other income and gains increased by 131.3% from RMB6.4 million in 2010 to RMB14.8 million (US$2.4 million) in 2011. Other income and gains in 2011 included a governmental award of RMB2.4 million (US$0.4 million) for technological innovation and business development, and interest income of RMB11.9 million (US$1.9 million). The increase in other income and gains in 2011 was mainly attributable to an increase in interest income, derived from a short term time deposits of RMB400.0 million (US$63.6 million), which carried an interest rate ranging from 1.7% to 3.1% per annum.

Selling and distribution costs. Selling and distribution costs increased by 11.3% from RMB339.6 million in 2010 to RMB377.9 million (US$60.0 million) in 2011. This increase in selling and distribution costs was primarily due to increases in advertising and promotional expenses. Advertising and promotional expenses increased by 11.2% from RMB316.8 million in 2010 to RMB352.4 million (US$56.0 million) in 2011, primarily attributable to the additional resources we invested in marketing, advertising, and store image and renovation activities to build our brand recognition and achieve further market penetration. In 2011, over 500 new Xidelong retail selling locations were opened by our distributors and third-party retailers. During the same period, over 450 of the existing Xidelong retail locations were renovated by our distributors or authorized third-party retailers, certain of which received our renovation subsidies in the form of standardized promotional materials and display equipment. In 2011, our advertising and promotional activities continued to focus on the events relating to the Nationwide “Fitness for All” Sports Campaign and the continued engagement of By2 as our official product series spokesperson. We have also engaged Genedigi, one of the largest and longest standing China-based marketing and public relations firms to support our advertising and promotional initiatives in conjunction with the our sponsorship of the “Fitness for All” Sports Campaign in 2011 and its general public relations and marketing initiatives in mainland China. In addition, we have continued to sponsor the “Inter-City” television program, a popular entertainment show featuring athletic challenges that airs on channels CCTV 1 and 5, starting from the second quarter of 2011.

Administrative expenses. Administrative expenses increased by 33.4% from RMB57.8 million in 2010 to RMB77.1 million (US$12.4 million) in 2011 primarily due to the increase in UMC Tax, Educational Surcharge, salaries of administrative staff and rental expenses. Commencing from December 1, 2010, foreign enterprises, foreign funded enterprises and foreign individuals have been required to pay UMC Tax and Educational Surcharge. UMC Tax and Educational Surcharge increased by 780.0% from RMB1.5 million in 2010 to RMB13.2 million (US$2.1 million) in 2011. Salaries of administrative staff increased by 15.9% from RMB11.3 million in 2010 to RMB13.1 million (US$2.1 million) in 2011 primarily due to an increase in the number of administrative staff and a general increase in average wages. Office rental expenses increased by 236.4% from RMB1.1 million in 2010 to RMB3.7 million (US$0.6 million) in 2011 due to the business expansion of the Company. Administrative expenses as a percentage of revenue increased from 2.1% in 2010 to 2.3% in 2011.

Research and development expenses. Research and development expenses increased by 32.1% from RMB40.8 million in 2010 to RMB53.9 million (US$8.6 million) in 2011 primarily due to the continued investment in the design of new products and components to improve our product offering, as well as our research and development efforts with a PRC sports institute.

Finance costs. Finance costs decreased by 52.6% from RMB1.9 million in 2010 to RMB0.9 million (US$0.1 million) in 2011 primarily due to a decrease in the average balance of our short-term bank borrowings.

Gain from change in fair value of contingent share liability. The gain from the change in contingent share liability was RMB1.6 million and RMB38.6 million in 2010 and 2011, respectively, reflecting the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009.

Profit before tax. As a result of the foregoing, our profit before tax increased by 30.9% from RMB409.5 million in 2010 to RMB536.0 million (US$85.2 million) in 2011.

Tax. Tax increased by 17.1% from RMB56.3 million in 2010 to RMB65.9 million (US$10.5 million) in 2011 primarily due to the increase in operating profit. The full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. Xidelong (China) Co. Ltd. is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2010 and 2011 were 13.7 % and 12.3%, respectively.

Profit for the year. As a result of the foregoing, our profit for 2011 was RMB470.1 million (US$74.7 million), an increase of 33.1% from RMB353.2 million for 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue. Revenue increased by 29.9% from RMB2,078.0 million for the year ended December 31, 2009 to RMB2,698.9 million for the year ended December 31, 2010. Beginning in 2010, we have used the phrase “happy lifestyle” as the main theme in our Xidelong brand promotional activities and product offerings. The increase in revenue was primarily driven by results from the new advertising and promotional campaign, as well as our successful launch of a new series of apparel and footwear products. Meanwhile, strong demand from end customers encouraged the expansion of the Xidelong retail network by our distributors. The number of the Xidelong retail selling locations increased by 639, from 3,694 as of December 31, 2009 to 4,333 as of December 31, 2010.

•	Revenue from footwear increased by 14.9%, from RMB1,102.3 million for the year ended December 31, 2009 to RMB1,266.4 million for the year ended December 31, 2010, primarily due to a 4.6% increase in the average selling price (“ASP”) and a 9.8% increase in sales volume. Such increases were mainly attributable to strong growth in the sales of a new series of running footwear and leisure footwear, which were marketed using the “happy lifestyle” theme. As a result of our continuous marketing and brand promotion efforts, the footwear ASP increased, leading to an increase in overall footwear revenue.

•	Revenue from apparel increased by 48.0%, from RMB948.7 million for the year ended December 31, 2009 to RMB1,403.7 million for the year ended December 31, 2010. This increase was primarily due to a 36.2% increase in sales volume and an 8.6% increase in ASP, as the introduction of certain new products, particularly the new lifestyle apparel products, has created a strong demand from end customers. In addition, the increase in the average size of the Xidelong retail selling locations, which typically now have larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of the apparel products.

•	Revenue from accessories increased by 7.1%, from RMB26.9 million for the year ended December 31, 2009 to RMB28.8 million for the year ended December 31, 2010. This increase was primarily driven by an increase in product varieties.

Cost of sales. Cost of sales increased by 26.8% from RMB1,464.9 million in 2009 to RMB1,857.3 million in 2010. The increase in cost of sales was primarily due to an increase of purchases of finished products by RMB490.8 million from contract manufacturers, which was partially offset by a decrease in purchases of raw materials by RMB53.2 million for our own production of footwear products. The purchase of raw materials decreased as the percentages of footwear that we outsourced to our contract manufacturers in terms of sales volume increased from 39.2% in 2009 to 55.2% in 2010. The percentages of footwear that we outsourced to our contract manufacturers in terms of sales volume increased in 2010 because we balanced the mix between in-house production and outsourced manufacturing. Increased in-house production gives us more control over footwear production and allows us to save costs, while outsourced manufacturing allows us to avoid shortages or excess labor if demand fluctuates.

Gross profit. Our gross profit increased by 37.3% from RMB613.1 million in 2009 to RMB841.6 million in 2010 primarily as a result of an increase in sales. Our overall gross profit margin increased from 29.5% in 2009 to 31.2% in 2010, primarily as a result of the increase in average selling prices of our products due to enhanced brand recognition. The rate of increase in revenues in 2010 as compared to 2009 exceeded the rate of increase in cost of sales during the same periods.

Other income and gains. Other income and gains increased by 8.5% from RMB5.9 million in 2009 to RMB6.4 million in 2010. Other income and gains in 2010 included an award of RMB4.1 million from the Jinjiang local government for our successful listing in NASDAQ and interest income of RMB2.4 million. The increase in other income and gains in 2010 was mainly attributable to an increase in interest income, reflecting the higher average bank balance resulting from strong business growth.

Selling and distribution costs. Selling and distribution costs increased by 26.7% from RMB268.1 million in 2009 to RMB339.6 million in 2010. This increase in selling and distribution costs was primarily due to increases in advertising and promotional expenses. Advertising and promotional expenses increased by 27.8% from RMB247.9 million in 2009 to RMB316.8 million in 2010 primarily because we invested more resources on marketing and advertising activities to increase our brand recognition and market penetration. In 2010, we enhanced our advertising and promotional activities including the engagement of By2 as our official product series spokesperson, the sponsorship of the “Inter-City” television program, a popular entertainment show featuring athletic challenges that has aired on channels CCTV 1 and 5 since early 2010, and being the first official partner of the Nationwide “Fitness for All” Sports Campaign.

Administrative expenses. Administrative expenses increased by 29.9% from RMB44.5 million in 2009 to RMB57.8 million in 2010 primarily due to an increase in share-based compensation, professional fees and salaries of administrative staff, which was partially offset by a decrease in acquisition related expenses. Share-based compensation of RMB7.3 million was incurred in 2010 as we granted a certain portion of restricted shares to our directors and employees in 2010. Professional fees increased by 191.7% from RMB2.4 million in 2009 to RMB 7.0 million in 2010 primarily due to the increased legal and consulting fees and other professional fees after the NASDAQ listing. Salaries of administrative staff increased by 18.9% from RMB9.5 million in 2009 to RMB11.3 million in 2010 primarily due to an increase in the number of administrative staff and a general increase in average wages. No acquisition related expenses were noted in 2010 as the acquisition related expenses were incurred for the business combination in 2009. Administrative expenses as a percentage of revenue remained unchanged at 2.1% in both 2009 and 2010.

Research and development expenses. Research and development expenses increased by 63.2% from RMB25.0 million in 2009 to RMB40.8 million in 2010 primarily due to the continued investment in the design of new products and components to improve our product offering, as well as our research and development efforts with a PRC sports institute.

Finance costs. Finance costs decreased by 93.6% from RMB29.6 million in 2009 to RMB1.9 million in 2010 primarily due to preferred shares issued to Elevatech on March 28, 2008, which carried an interest rate of 12%, that were redeemed at the time of our business combination in late 2009.

Gain from change in fair value of contingent share liability. The gain from the change in contingent share liability was RMB170.9 million and RMB1.6 million in 2009 and 2010, respectively, reflecting the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective October 21, 2009.

Profit before tax. As a result of the foregoing, our profit before tax decreased by 3.1% from RMB422.7 million in 2009 to RMB409.5 million in 2010.

Tax. Tax increased by 1,381.6% from RMB3.8 million in 2009 to RMB56.3 million in 2010 primarily due to the full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. The subsidiary, however, will be entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2009 and 2010 were 0.9% and 13.7%, respectively.

Profit for the year. As a result of the foregoing, our profit for 2010 was RMB353.2 million, a decrease of 15.7% from RMB419.0 million for 2009.

B.	LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our consolidated cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(RMB in thousands)
Net cash inflow/(outflow) from operating activities	(143,047)	523,516	320,435
Net cash outflow from investing activities	(14,263)	(3,676)	(87,120)
Net cash inflow/(outflow) from financing activities	299,878	(16,633)	(29,079)

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

Cash inflows from operating activities

For 2011, our net cash inflow from operating activities was RMB320.4 million (US$50.9 million) and was primarily attributable to profit before tax of RMB536.0 million (US$85.2 million), and an add back of the non-cash expenses in the amount of RMB26.9 million (US$4.3 million), including depreciation of property, plant and equipment, amortization of intangible assets and expense recognized in respect of equity-settled share-based payments, which was partially offset by the non-cash item of gain from change in fair value of contingent share liability of RMB38.6 million (US$6.1 million), an increase in trade receivables of RMB88.2 million (US$14.0 million) for the increase in sales, a decrease in trade and bills payables of RMB51.1 million (US$8.1 million) as a result of our proactive strategy to maximize the bulk purchase discounts offered by the suppliers in exchange for quicker payment for raw materials and products and PRC tax paid of RMB67.7 million (US$10.8 million) for the year ended December 31, 2011.

For 2010, our net cash inflow from operating activities was RMB523.5 million and was primarily attributable to profit before tax of RMB409.5 million, an decrease in trade receivables of RMB201.1 million as we have reviewed and tightened our credit control policy in 2010, given that the business and financial status of our distributors has returned to normal, an increase in deposits received, other payables and accruals of RMB9.8 million due to the increase in prepaid renovation expense, and an add back of the non-cash expenses in the amount of RMB25.1 million, including depreciation of property, plant and equipment, amortization of intangible assets and expense recognized in respect of equity-settled share-based payments, which was partially offset by the non-cash item of gain from change in fair value of contingent share liability of RMB1.6 million, a decrease in trade and bills payables of RMB84.5 million as a result of our proactive strategy to maximize the bulk purchase discounts offered by the suppliers in exchange for quicker payment for raw materials and products and PRC tax paid of RMB44.7 million for the year ended December 31, 2010.

For 2009, our net cash outflow from operating activities was RMB143.0 million and was primarily attributable to profit before tax of RMB422.7 million, an increase in trade receivables of RMB528.0 million due to extension of credit periods for certain distributors and an increase in prepayments, deposits and other receivables of RMB9.3 million due to the increase in prepaid advertising expense, which was partially offset by an adjustment for finance costs of RMB29.6 million primarily due to interest arising from the preferred shares issued to Elevatech carrying an internal rate of return of 12%, the non-cash item of gain from change in fair value of contingent share liability of RMB170.9 million, an increase in trade and bills payables of RMB68.0 million due to the extension of credit periods granted by certain suppliers as well as increased use of bills payables with longer terms to settle purchases from suppliers and a decrease in inventory of RMB30.1 million due to increased delivery of our products.

Cash outflows from investing activities

For 2011, our net cash outflow from investing activities was RMB87.1 million (US$13.8 million) due to the purchase of property, plant and equipment of RMB38.7 million (US$6.2 million) and the deposit paid for acquisition of land use rights of RMB60.4 million (US$9.6 million), which was partially offset by the interest received of RMB11.9 million (US$1.9 million).

For 2010, our net cash outflow from investing activities was RMB3.7 million due to the purchase of property, plant and equipment of RMB8.44 million, the deposit paid for acquisition of land use rights of RMB12.6 million and the decrease in pledged bank deposits of RMB15.0 million due to the decrease in use of bills payables, which was partially offset by the interest received of RMB2.4 million.

For 2009, our net cash outflow from investing activities was RMB14.3 million due to a purchase of property, plant and equipment of RMB2.3 million, which was partially offset by the interest received of RMB0.7 million and the increase in pledged bank deposits of RMB12.7 million primarily due to the increase in use of bills payables.

Cash outflows from financing activities

For 2011, our net cash outflow from financing activities was RMB29.1 million (US$4.6 million) due to repayment of bank loans of RMB18.0 million (US$2.9 million) and repurchase of the Company’s ordinary shares of RMB11.5 million (US$1.8 million).

For 2010, our net cash outflow from financing activities was RMB16.6 million due to repayment of bank loans of RMB58.0 million and repayment of the additional premium for the redemption of the preferred shares of RMB6.6 million, which was partially offset by new bank loans of RMB18.0 million for working capital requirements and exercise of warrants in exchange of ordinary shares of Exceed of RMB31.5 million.

For 2009, our net cash inflow from financing activities was RMB299.9 million due to new bank loans of RMB90.5 million for working capital requirements, capital in the amount of RMB343.2 million received from 2020 upon recapitalization and business combination and proceeds of RMB205.0 million from the issue of ordinary shares to new investors, which was partially offset by the repayment of bank loans of RMB52.5 million, the purchase of a unit option of RMB17.1 million and the redemption of preferred shares of RMB272.4 million.

Capital Expenditures

Our capital expenditures principally include expenditures on property, plant and equipment and construction in progress for our new factory buildings. We financed our capital expenditure requirements primarily through cash flow from operations.

The following table sets forth our historical capital expenditures for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(RMB in thousands)
Property, plant and equipment	2,290	8,269	8,533
Construction in progress	—	171	30,188
Total	2,290	8,440	38,721

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

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

As of December 31, 2011, our research and development department consisted of 120 employees. Our design team formulates new designs for products, tests prototype designs by obtaining feedback from other internal departments and distributors, and assesses demand at sales fairs. When a prototype is approved for production, the design team sends the design specifications to the production team. During the year ended December 31, 2011, we launched over 1,000 designs at the sales fair in 2011.

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

We have successfully renewed the technology cooperation agreement for another five years upon its expiration in October 2011. Under the cooperation agreement, the China Institute of Sport Science will assist us with the research and development of technology for our sports footwear and apparel. While the China Institute of Sport Science owns the know-how developed under the cooperation agreement, we have the first right of refusal to use such know-how. In addition, we pay an annual fee of RMB0.5 million to the China Institute of Sport Science pursuant to the cooperation agreement for their assistance in the research and development of our products. Other than such annual fees, we do not pay any other fees, including usage fees, to the China Institute of Sport Science.

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

Key recent achievements

The following are our recent key research and development achievements in footwear technologies:

Arch support pad

Arch support pads are commonly used in footwear to provide underside support to the feet in order to reduce foot or heel pain. Our research and development activities with the China Institute of Sport Science resulted in the development of a foot shape database and testing system for foot pressure distribution, providing shock absorption functions, which are specifically tailored to consumers in the PRC.

Silicone rubber materials

Our research and development activities with the China Institute of Sport Science resulted in the development of silicone rubber materials that have higher levels of color-fading resistance and have a higher overall durability compared to conventional rubber materials. We have used these materials in the production of specially designed midsoles for shock absorption and balancing functions.

Nano-silver photocatalyst

We have developed footwear materials that contain nano-silver photocatalysts. Nano-silver photocatalysts in footwear materials absorb odors and have an antibacterial effect. We are currently using nano-silver photocatalyst technology in our footwear.

For 2009, 2010 and 2011, our total expenditure on research and development amounted to RMB25.0 million, RMB40.8 million and RMB53.9 million (US$8.6 million), respectively, representing 1.2% , 1.5% and 1.6% of our total revenue during the same periods, respectively.

Intellectual Property Rights

As of December 31, 2011, we registered 23 trademarks, including and , with the Trademark Office of the State Administration for Industry and Commerce in the PRC. As of December 31, 2011, we had ten pending applications for the registration of trademarks in the PRC. In addition, we have registered four domain names.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of short-term debt obligations, operating lease obligations and purchase obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2011 and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Capital commitments	172,051	172,051	―	―	―
Operating lease obligations (1)	5,184	3,225	1,959	―	―
Purchase obligations (2)	9,183	7,723	1,460	―	―
Annual fee for research and development assistance (3)	2,500	750	1,500	250	―
Total	188,918	183,749	4,919	250	―

(1)	Lease obligations for our office premises.

(2)	Includes advertising and promotional expenses.

(3)	Under the agreement with the China Institute of Sport Science, we have committed to pay predetermined annual fees of RMB0.5 million to the China Institute of Sport Science annually from October 2011 to October 2016 for their assistance with the research and development of technology for sports footwear and apparel, and the promotion of the technology content of our products.

G.	SAFE HARBOR

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

The following table sets forth certain information relating to our directors as of March 31, 2012. The business address of each of our directors and executive officers Unit F, 24/F, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong.

Name	Age	Position
Lin Shuipan	43	Director, Chairman of the Board and Chief Executive Officer
Jin Jichun	70	Director
Yea-Mow Chen	59	Director
Tai Yau Ting	32	Chief Financial Officer and Company Secretary
Yu Shulong	49	Deputy Financial Officer
Ding Dongdong	30	Vice President

Directors

Mr. Lin Shuipan is our founder, executive Director, the chairman of the board and chief executive officer. He is responsible for our overall corporate strategies, planning and business development. Mr. Lin has over 16 years of experience in the sportswear industry. From 1993 to 1997, he was the technical engineer and factory manager of Huatingkou Footwear Manufacturing Factory in Chendai Town, Jinjiang. From 1997 to 2000, he was the general manager of Jiuzhou Footwear Business Company Limited in Chendai Town, Jinjiang. In 2001, Mr. Lin founded XDLong Fujian and was its vice-chairman from 2001 to September 2007 and has been its chairman since September 2007. He has been the general manager of XDLong Fujian since its establishment. Mr. Lin has also been the chairman and general manager of XDLong China since its establishment in April 2004. In 2003, he was named as one of the 100 Outstanding Persons in China’s Economy. In 2003, he was appointed as a representative of the 14th Jinjiang People’s Congress and the executive director of Jinjiang Chendai Chamber of Commerce. In 2004, Mr. Lin was appointed as vice president of Jinjiang Footwear Manufacturing Association. In 2005, he was appointed as a member of the standing committee of Quanzhou Foreign Invested Enterprises Association and, in 2007, as vice president of Jinjiang Youth Chamber of Commerce. In 2006, he was appointed as a representative of the 14th Quanzhou People’s Congress. He was also appointed as a representative of the 14th,15th and 16th Jinjiang People’s Congress in 2003, 2006 and 2011, respectively. In 2010, Mr. Lin was appointed as the first Executive Vice President of Jinjiang Federation of Enterprise & Entrepreneur.

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

Mr. Yea-Mow Chen has been a member of our board of directors since February, 2012. Mr. Chen is a professor of finance at the San Francisco University. Mr. Chen is also the chairman and chief executive officer of Intelliwise Financial Engineering Advisory Corp. Ltd., a financial advisory firm at Taipei, and an advisor of Taiwan Securities Association. Mr. Chen received a B.A from the National Taiwan University in 1976, a M.A in Economics from the Ohio State University in 1980, and a Ph.D in Economics from the Ohio State University in 1984.

Senior Management

Ms. Tai Yau Ting is our Chief Financial Officer and Company Secretary and is a qualified accountant. Ms. Tai was appointed as our Chief Financial Officer in August 2011. Prior to her appointment as our Chief Financial Officer, Ms. Tai served as our Vice President of Finance. Ms. Tai joined us in February 2008 and is primarily responsible for our financial management, internal control, risk management and corporate secretarial matters. Ms. Tai graduated from the University of Toronto with a bachelor’s degree in applied science in 2002 and a master’s degree in applied science in 2004. Ms. Tai is also a member of the American Institute of Certified Public Accountants and a member of CPA Australia. Prior to joining us, she worked for Ernst & Young and has over four years’ auditing, accounting and financing experience, mainly focused on auditing Hong Kong listed companies and Hong Kong initial public offering projects..

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

In 2011, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB3.8 million (US$0.6 million) and the total social insurance contributions made for our executive officers was approximately RMB24,000 (US$3,813).

In 2011, we granted 338,000 restricted shares to our senior management and certain employees under the Plan. Of the 338,000 restricted shares granted in 2011, 163,000 restricted shares will be vested at a schedule of 25% at the first anniversary of the grant date, 30% at the second anniversary of the grant date and 45% at the third anniversary of the grant date, respectively. The remaining granted restricted shares will be generally vested in equal installments over three years following the grant date.

Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2011.

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

Independence of Directors

We apply the standards of NASDAQ in determining whether a director is independent. Under the relevant standards, an independent director means a person other than an executive officer or employee of the company, and no director qualifies as independent unless the issuer’s board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. NASDAQ requires that a majority of the board of directors of a company be independent. We have determined that Messrs. Chen and Jin are independent.

With respect to our Audit Committee, Compensation Committee and Nominations Committee, pursuant to exemptions available to foreign private issuers, we have relied on home country corporate governance requirements and have only two independent directors. As a result, each of these committees is comprised of two independent directors.

Audit Committee

We have established an audit committee. Messrs. Chen (chair) and Jin are members of the audit committee. Messrs. Chen and Jin have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the Company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Financial Expert

The board of directors has identified Mr. Chen as an “audit committee financial expert” within the meaning of all applicable rules.

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

Compensation Committee

We have established a compensation committee. The purpose of the compensation committee is to administer any stock option plans, including authority to make and modify awards under such plans. Messrs. Jin (chair) and Chen are members of the compensation committee.

Nominations Committee

We have formed a nominating and corporate governance committee. The nominations committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominations committee will consider persons identified by our members, management, stockholders, investment bankers and others. Messrs. Jin (chair) and Chen are members of the nominating and corporate governance committee.

Employment Agreement with Executive Director

Neither our Company nor any of its subsidiaries has entered into any service contracts with any of our directors that contain any provisions for benefits upon termination of employment (“golden parachute” or “handshake” or similar arrangements).

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors in accordance with our memorandum and articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by resolution of the majority of the directors or a resolution by the shareholders holding a majority of the voting rights. A director will be removed from office automatically if, among others, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind.

D.	EMPLOYEES

Employees

As of December 31, 2011, we had a total of 2,204 full-time employees. The following sets forth the number of employees as of December 31, 2011:

Number of employees
Footwear production department	1,657
Research and development center	120
Quality control department	71
Sales and marketing center	204
Administration department	83
Apparel business department	14
Finance department	35
Brand and promotion department	4
Senior management	10
Human resources department	6
Total	2,204

We have made contributions in relation to the retirement of our employees in accordance with applicable laws and regulations in the PRC, which require contribution by both employees and the company at a fixed percentage of the salaries of such employees. For 2009, 2010 and 2011, the employee social insurance (including our retirement contribution) paid by us amounted to approximately RMB17.9 million, RMB16.6 million and RMB20.1 million (US$3.2 million), respectively, which represented 19.4%, 17.4% and 19.6% of the total salaries of our employees during the same periods, respectively.

For the year ended December 31, 2009, we paid year-end bonuses of RMB8.5 million to 966 employees meeting performance targets in that year. For the year ended December 31, 2010, we paid year-end bonuses of RMB7.7 million to 957 employees meeting performance targets in that year. For the year ended December 31, 2011, we paid year-end bonuses of RMB7.1 million (US$1.1 million) to 645 employees meeting performance targets in that year.

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

Please see Item 7.A for share ownership held by our directors and senior management.

Equity Incentive Plan

The Company’s Equity Incentive Plan (the “Plan”) was adopted by the board of directors on June 3, 2010 and approved by a majority of our shareholders voting at the Annual General Meeting held on June 30, 2010. The Plan was adopted to attract and retain directors, officers, other employees and consultants of the Company and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2012:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 29,314,946 ordinary shares outstanding as of March 31, 2012.

Beneficial Owner	Ordinary Shares Beneficially Owned(8)	Percentage of Ordinary Shares Beneficially Owned
Directors and executive officers
Lin Shuipan(1)	10,395,571	35.5%
Tai Yau Ting	36,666	*
Jin Jichun	6,000	*
Yea-Mow Chen	-	*
All directors and executive officers as a group (4 persons)	10,438,237	35.6%
Principal shareholders
2020 International Capital Group Limited (2)	1,312,504	4.5%
Beijing Century Limited(3)	1,312,504	4.5%
Tse Shiu Wah(4)	1,312,504	4.5%
George Lu(5)	1,312,504	4.5%
Louis Koo(6)	1,312,504	4.5%
Windtech Holdings Limited(7)	3,957,784	13.5%
Tiancheng Int’l Investment Group Limited (8)	1,651,434	5.6%

The percentages shown in the table are based on 29,314,946 ordinary shares outstanding on March 31, 2012, which number excludes an additional 1,425,863 shares currently held in escrow and 2,212,789 new earn-out shares, issuable to the former holders of ordinary shares of Exceed if certain earnings targets are met in fiscal years 2011. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

We have met the earnings target of US$64.3 million in fiscal year 2011, an aggregate of 1,425,863 escrow shares will be released and 2,212,789 earn-out shares will be issued to the former holders of ordinary shares of Exceed in May 2012.

*	Percentage of ownership is less than 1% of the outstanding ordinary shares of the combined company.

(1)	Represents 6,266,984 shares held by Mr. Lin Shuipan and the remaining 4,128,587 ordinary shares held on trust for the benefit of Ms. Chen Xiayu, the spouse of Mr. Lin

Shuipan. The business address of Mr. Lin Shuipan and Ms. Chen Xiayu is No. 103, Qiancanggong Road, Huatingkou Village, Chendai Town, Jinjiang City, Fujian Province, the PRC.

(2)	Represents beneficial ownership of 1,312,504 ordinary shares of Exceed held by Beijing Century Limited, a British Virgin Islands company wholly owned by 2020 International Capital Group Limited (“Capital”). Beijing Century Limited acquired such ordinary shares on September 9, 2010 through a transfer from 2020 Strategic Investments, LLC (“2020”), of which Capital is the sole manager. Prior to the transfer, Capital, as 2020’s sole manager, had voting and dispositive power of the 1,312,504 shares directly owned by 2020. Pursuant to an advisory agreement with 2020, Capital had the rights to receive 100% of the profits generated by the 1,312,504 ordinary shares owned by 2020 in excess of a preferred return to Louis Koo, the sole member of 2020, of $3,750 per year, effectively giving Capital an economic interest in the 1,312,504 ordinary shares owned by 2020. Beijing Century Limited did not pay 2020 any consideration for the 1,312,504 shares. Capital, by virtue of its ownership of 100% of the outstanding securities of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares held by Beijing Century Limited.

(3)	Beijing Century Limited acquired 1,312,504 ordinary shares of Exceed on September 9, 2010 through a transfer from 2020. Such shares were initially acquired by 2020 pursuant to a merger on October 20, 2009 in exchange for 1,312,504 shares of common stock, $.0001 par value of 2020 ChinaCap Acquirco, Inc., a Delaware corporation acquired by 2020 in January 2007 at a purchase price of approximately $0.013 per share. Beijing Century Limited did not pay 2020 any consideration for the 1,312,504 ordinary shares of Exceed.

(4)	Tse Shiu Wah, solely in his capacity as the sole director and a controlling person of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares of Exceed held by Beijing Century Limited.

(5)	George Lu, solely in his capacity as a director and a controlling person of Capital, the parent of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares of Exceed held by Beijing Century Limited.

(6)	Louis Koo, solely in his capacity as a director and a controlling person of Capital, the parent of Beijing Century Limited, is deemed to beneficially own the 1,312,504 ordinary shares of Exceed held by Beijing Century Limited.

(7)	Represents 1,583,114 ordinary shares owned by Wisetech and 2,374,670 ordinary shares owned by Windtech. Each of Wisetech and Windtech is controlled by its sole director Yuk Mei Tsui, an employee of New Horizon Capital Advisors Ltd. Yuk Mei Tsui disclaims beneficial ownership of shares of Exceed held or to be held by Wisetech and Windtech except to the extent of her pecuniary interest therein. Wisetech and Windtech operate as a group with respect to their interests in us within the meaning of the United States federal securities laws.

(8)	As of March 31, 2012, Tiancheng Int’l Investment Group Limited (“Tiancheng”) holds 1,651,434 ordinary shares of Exceed, representing 5.6% shareholding of Exceed. Ms. Chen Shuli, the mother of Mr. Lin Shuipan, is the beneficial owner of Tiancheng.

B.	RELATED PARTY TRANSACTIONS

As of December 31, 2011, there are no amounts owed to related parties.

Mr. Lin Shuipan and Ms. Chen Xiayu provided personal guarantees to a credit facility agreement with a credit up to RMB60 million from November 10, 2008 to November 9, 2010, of which RMB18 million was drawn down as of December 31, 2009. The personal guarantee provided by Mr. Lin Shuipan and Ms. Chen Xiayu expired upon the repayment of the respective bank loans made by the Company in June 2010.

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

Financial assistance

Mr. Lin Shuipan has provided financial assistance to support our operations from time to time. The financial assistance comprised interim financing and personal guarantees, including those guarantees described below. As of December 31 2009, the amount due to Mr. Lin Shuipan was approximately RMB1.7 million. As of December 31, 2010 and 2011, no amounts were owed to Mr. Lin Shuipan. The balance was unsecured, interest-free and repayable on demand.

A credit facility agreement with a credit up to RMB60 million from November 10, 2008 to November 9, 2010 was secured by the personal guarantees from Mr. Lin Shuipan and Ms. Chen Xiayu. The personal guarantees were released in June 2010 after the repayment of short-term bank loan.

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

Dividend Policy

The payment of dividends by us in the future will be contingent upon revenues and earnings, if any, capital requirements and our general financial condition. The payment of any dividends is within the discretion of the board of directors and subject to the limitations imposed by British Virgin Islands law. It is the present intention of the board of directors to retain all earnings, if any, for use in business operations and, accordingly. Loans or credit facilities may limit our ability to pay dividends.

B.	SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price Range of Our Ordinary Shares, Warrants and Units

The following table sets forth the high and low closing sale prices for our ordinary shares, warrants and units as reported on the market on which the securities were trading during the period.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Yearly Highs and Lows
Year 2011 (Warrants and Units expired on November 8, 2011)	$8.58	$2.83	$3.78	$0.0002	$10.25	$0.51
Year 2010	$10.30	$6.21	$4.80	$1.91	$12.60	$10.00
Year 2009	$13.69	$7.25	$4.85	$0.03	$19.98	$7.13
Year 2008	$7.60	$6.60	$0.95	$0.03	$8.20	$6.45
Year 2007 (from December 3, 2007 for ordinary shares and warrants and November 9, 2007 for units)	$7.30	$7.11	$0.95	$0.82	$8.24	$8.01

Quarterly Highs and Lows
First Quarter of 2012	$4.98	$2.98	$-	$-	$-	$-
Fourth Quarter of 2011 (Warrants and Units expired on November 8, 2011)	$5.45	$3.20	$0.04	$0.0002	$5.00	$3.35
Third Quarter of 2011	$5.70	$2.83	$0.68	$0.011	$7.00	$0.51
Second Quarter of 2011	$7.63	$4.46	$2.30	$0.26	$9.00	$7.00
First Quarter of 2011	$8.58	$5.88	$3.78	$1.39	$10.25	$9.00
Fourth Quarter of 2010	$9.13	$7.58	$4.19	$2.75	$10.26	$10.25
Third Quarter of 2010	$7.67	$6.43	$2.85	$1.91	$10.26	$10.26
Second Quarter of 2010	$9.78	$6.21	$4.50	$1.91	$10.61	$10.26
First Quarter of 2010	$10.30	$8.20	$5.06	$2.92	$12.60	$9.52

Monthly Highs and Lows
March 2012	$4.07	$2.98	$-	$-	$-	$-
February 2012	$4.46	$3.41	$-	$-	$-	$-
January 2012	$4.98	$4.14	$-	$-	$-	$-
December 2011	$5.39	$4.02	$-	$-	$-	$-
November 2011	$5.45	$4.10	$0.01	$0.0002	$5.00	$4.00
October 2011	$4.33	$3.20	$0.04	$0.002	$4.65	$3.35

The closing price of our ordinary shares on April 27, 2012 was $2.09.

As of March 31, 2012, we had approximately 7 holders of record of our ordinary shares. Such number does not include beneficial owners holding shares through nominee names.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

On January 3, 2011, our ordinary shares, warrants and units were transferred and being traded on the NASDAQ Global Select Market.

Our ordinary shares, warrants and units began being traded on the NASDAQ Capital Market on October 13, 2009 and were transferred and being traded on the NASDAQ Global Market on June 28, 2010. Prior to such date, the securities had been traded on the NYSE Amex.

Our ordinary shares, warrant and units trade under the symbols “EDS,” “EDSWW” and “EDSUU,” respectively. These securities were traded on the NYSE Amex under the symbols “TTY,” “TTYWW” and “TTYUU,” respectively. In addition, from October 13, 2009 through October 19, 2009, when the symbols were switched to their current symbols, these securities were traded under the symbols “TTY,” “TTYWW” and “TTYUU”.

Each of our units consisted of one ordinary share and one warrant. Each of our warrants was exercisable into one ordinary share. Our units commenced trading on November 9, 2007. Our ordinary shares and warrants commenced trading separately from our units on December 3, 2007. Our warrants and units have been withdrawn from listing on the NASDAQ Capital Market when our warrants expired in accordance with their terms on November 8, 2011.

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

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our annual report on Form 20-F (File No. 001-33799-10735637) filed with the Securities and Exchange Commission on April 7, 2010.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described below and in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects” and elsewhere in this annual report.

On October 20, 2011, we renewed the technology cooperation agreement with the China Institute of Sport Science for a term of five years, pursuant to which China Institution of Sport Science agrees to select us as its exclusive strategic collaboration partner. For more information of this agreement, see Item 5 “Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.— China Institute of Sport Science”.

On December 20, 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City. Pursuant to this contract, we would purchase a parcel of land of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, for a total consideration of RMB198,000,000. We have made a deposit of RMB46,800,000 (approximately US$7.4 million) as a performance bond. This parcel of land will be used for the construction of our new production facility, which is expected to be completed by the end of 2013. The land purchase has not been finalized and is subject to municipal and administrative approvals.

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
64

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

We do not believe that we were a PFIC for the 2011 taxable year. Our actual PFIC status for the 2012 taxable year or any subsequent taxable year will not be determinable until after the end of each such taxable year. The PFIC determination is dependent on a number of factors, some of which are beyond our control, including the amount of our operating income and the market valuation of our assets, including goodwill, and certain aspects of the PFIC rules are not entirely certain. Accordingly, we cannot assure you with respect to our status as a PFIC for the 2012 taxable year or any future taxable year. See “—Risk Factors— We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors”.

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

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry in which our customers operate also has an influence on credit risk but only to a lesser extent. At the balance sheet date, we have a certain concentration of credit risk as 48.1%, 39.9% and 54.5%, respectively, of our total trade and other receivables that were due from our five largest customers during 2009, 2010 and 2011.

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

Attestation report of the registered public accounting firm

Crowe Horwath (HK) CPA Limited, an independent registered public accounting firm, has issued an opinion on the effectiveness of management's internal control over financial reporting which is included under "Item 18. Financial Statements". See the report of Crowe Horwath (HK) CPA Limited, an independent registered public accounting firm, included under "Item 18. Financial Statements".

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yea-Mow Chen qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the Securities and Exchange Commission.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Crowe Horwath (HK) CPA Limited and Crowe Horwath LLP for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2010	2011
	RMB	RMB	US$
	(in thousands)
Audit fees – Crowe Horwath (HK) CPA Limited	-	1,825	290
Audit fees – Crowe Horwath LLP	1,505	1,573	250
Audit-related fees – Crowe Horwath LLP	1,228	1,360	216
Total	2,733	4,758	756

Audit Fees

Crowe Horwath (HK) CPA Limited audit fees for 2011 consisted of fees in relation to the audit of our financial statements for the three years ended December 31, 2009, 2010 and 2011, and the fees in relation to the 2010 report on internal controls over financial reporting.

Crowe Horwath LLP audit fees for 2010 and 2011 consisted of fees in relation to the audit of our financial statements for the two years ended December 31, 2010 and 2011, respectively.

Audit-related Fees

Crowe Horwath LLP audit related fees for 2010 included the fees for the reviews of our interim financial statements included in our Form 6-K filings for 2010, the service rendered in relation to our registration statement on Form F-1 initially filed in 2009, and the service rendered in relation to 2010 report on internal controls over financial reporting.

Crowe Horwath LLP audit related fees for 2011 included the fees for the reviews of our interim financial statements included in our Form 6-K filings for 2011, and the service rendered in relation to our registration statement on Form S-8 filed in 2010.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paidper Shares(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares the May Yet Be Purchased Under the Plans or Programs
		US$		US$
August 15, 2011 – February 14, 2012	486,685 shares	4.36	486,685 shares	7,862,433

February 15, 2012 – April 27, 2012	77,679 shares	3.43	77,679 shares	7,593,978

In accordance with our share repurchase program announced on August 15, 2011, we are authorized to repurchase up to US$10 million of our ordinary shares within six months starting from August 15, 2011 using existing cash reserves. As of December 31, 2011, we have purchased up to 415,751 of our ordinary shares, at an average price of US$4.34 per share, for a total purchase price of approximately US$1.8 million (approximately RMB11.3 million). On February 13, 2012, our board of directors has extended the date of expiration of the existing US$10 million share repurchase program from February 14, 2012 to August 14, 2012. For the purpose of this annual report only, all of the repurchased ordinary shares are not included in the number of our ordinary shares that were issued and outstanding as of a specified date.

Our share repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and be subject to the restrictions relating to volume, price and timing under applicable laws.

Period	Total number of shares purchased	Average price paid per share(1)		Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program
		US$	RMB(2)		US$	RMB(2)
August 2011	14,955	3.63	22.85	14,955	9,945,333	62,594,931
September 2011	108,752	4.00	25.18	108,752	9,507,450	59,838,940
October 2011	89,658	3.81	24.98	89,658	9,162,763	57,669,514
November 2011	103,848	4.97	31.28	103,848	8,643,490	54,401,262
December 2011	98,538	4.65	29.27	98,538	8,181,912	51,496,136
January 2012	69,491	4.48	28.20	69,491	7,868,837	49,525,673
February 2012	17,182	3.69	23.22	17,182	7,805,003	49,123,908
March 2012	61,940	3.38	21.27	61,940	7,593,978	47,795,738
April 2012 (through April 27)	-	-	-	-	7,593,978	47,795,738

(1)	The average price paid per share is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 31, 2011, which was US$1.00 to RMB6.2939. See “Part I.—Item 3. Key Information—Selected Financial Data—Exchange Rate Information.”

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 4, 2012, Crowe Horwath (HK) CPA Limited (“Horwath HK”) was appointed to serve as our independent registered public accounting firm and our former independent registered public accounting firm, Crowe Horwath LLP (“Horwath US”), was dismissed as of April 4, 2012.

The principal accountant’s report of Horwath US on our financial statements for each of the fiscal years ended December 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The change in independent registered public accounting firm was recommended and approved by our Audit Committee on April 4, 2012.

During the fiscal years ended December 31, 2009 and 2010 and subsequent interim periods preceding this change in independent registered public accounting firm, there were (1) no disagreements between us and Horwath US on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Horwath US, would have caused Horwath US to make reference to the subject matter of the disagreements in its reports on the financial statements for such years, and (2) no reportable events (as described in Item 16F(a)(1)(v) of Form 20-F).

However, on April 26, 2012, we were advised by Horwath US that their audit reports covering our 2009 and 2010 financial statements should no longer be relied upon due to the accounting change with respect to the Company’s method of accounting for its conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective October 21, 2009, as described in Note 2 of the December 31, 2011 consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011. The Company’s December 31, 2011 Form 20-F includes the audit report of Horwath HK covering the Company’s consolidated financial statements for the fiscal years ended December 31, 2009, 2010 and 2011.

During the fiscal years ended December 31, 2009 and 2010 and subsequent interim period preceding this change in independent registered public accounting firm, we have not consulted with Horwath HK regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor any oral advice was provided that Horwath HK concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) and the related instructions of Form 20-F) or “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We have provided a copy of this disclosure to Horwath US and requested Horwath US to furnish us with a letter addressed to the Securities and Exchange Commission stating whether Horwath US agrees with the statements made by us in this Annual Report on Form 20-F, and, if not, stating the respects in which it does not agree. A copy of Horwath US's letter dated April 27, 2012 is attached hereto as Exhibit 15.2.

The Company’s December 31, 2011 Form 20-F includes the audit report of Horwath HK covering the Company’s consolidated financial statements for the fiscal years ended December 31, 2009, 2010 and 2011. As a result of, and effective with, the filing of the Company’s December 31, 2011 Form 20-F, the previously issued audit reports of Horwath US covering the Company’s 2009 and 2010 consolidated financial statements were superseded.

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

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 (see below).

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report on Form 20-F.

Item 19. EXHIBITS

Exhibit No.	Description

1.1†	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1††	Specimen Stock Certificate

4.1††	Exceed Company Ltd. 2010 Equity Incentive Plan

4.2	Translation of the Technology Cooperation Agreement with China Institute of Sports Science of the General Administration of Sport of China dated October 20, 2011

4.3	Translation of the Contract for the Investment Project Regarding Setting up a Sportswear Manufacturing Base in Ruichang City with the municipal government of Ruichang City, Jiangxi Province dated December 20, 2011

8.1	List of subsidiaries

12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 15.2	Consent of Crowe Horwath (HK) CPA Limited, dated April 30, 2012 Letter from Crowe Horwath LLP dated April 27, 2012

15.3	Termination letter to Crowe Horwath LLP dated April 4, 2012

†	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Commission on April 7, 2010 (File No. 001-33799).
††	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on December 20, 2010 (File No. 333-171280)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD. (Registrant)

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Date: April 30, 2012

Audited Financial Statements

EXCEED COMPANY LTD. AND ITS SUBSIDIARIES

(Incorporated in the British Virgin Islands with limited liability)

December 31, 2011, 2010 and 2009

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONTENTS

Pages

INDEPENDENT AUDITORS' REPORT	F-1 – F-2

AUDITED FINANCIAL STATEMENTS

Consolidated:

Statements of comprehensive income	F-3

Statements of financial position	F-4

Statements of changes in equity	F-5 – F-8

Statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-77

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Exceed Company Ltd.

We have audited the accompanying consolidated statements of financial position of Exceed Company Ltd. and its Subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of December 31, 2011, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to revise its method of accounting for contingent shares issuable and revised its financial statements as of and for the two-year period ended December 31, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

April 30, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Exceed Company Ltd.

We have audited Exceed Company Ltd. and its Subsidiaries’ (the “Company’s”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Exceed Company Limited and its Subsidiaries (the “Company”) as of December 31, 2011,2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 30, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

April 30, 2012

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2011, 2010 and 2009

	Notes	2011		2011		2010		2009
		(in thousands except for share and per share data)
		USD'000		RMB'000		RMB'000		RMB'000
						As Restated -		As Restated -
						Note 2		Note 2
REVENUE	6		522,500		3,288,561		2,698,891		2,077,958

Cost of sales			(364,845)		(2,296,298)		(1,857,251)		(1,464,856)

Gross profit			157,655		992,263		841,640		613,102

Other income and gains	6		2,350		14,791		6,416		5,855
Selling and distribution costs			(60,043)		(377,903)		(339,637)		(268,123)
Administrative expenses			(12,246)		(77,073)		(57,814)		(44,509)
Research and development expenses			(8,558)		(53,863)		(40,783)		(24,953)
OPERATING PROFIT			79,158		498,215		409,822		281,372

Finance costs	7		(136)		(856)		(1,893)		(29,566)
Share of loss in jointly-controlled entity			-		-		(17)		(16)
Gain from change in fair value of contingent share liability	2,6		6,140		38,645		1,604		170,948

PROFIT BEFORE TAX	8		85,162		536,004		409,516		422,738

Tax	10		(10,474)		(65,922)		(56,274)		(3,771)

PROFIT FOR THE YEAR			74,688		470,082		353,242		418,967

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries			642		4,042		9,383		2,536

Total comprehensive income for the year attributable to equity holders of the Company			75,330		474,124		362,625		421,503

EARNINGS PER SHARE	11
Net profit per share
Basic		USD	2.51	RMB	15.83	RMB	14.00	RMB	50.52
Diluted		USD	2.18	RMB	13.72	RMB	10.67	RMB	38.58

Weighted average number of shares outstanding	11
Basic			29,700,010		29,700,010		25,232,827		8,292,331
Diluted			34,273,028		34,273,028		33,117,326		11,543,091

The shares which are held in escrow are regarded as issued and not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2011, 2010 and 2009

	Notes	2011	2011	2010	2009
		USD'000	RMB'000	RMB'000	RMB'000
				As Restated -	As Restated -
				Note 2	Note 2
NON-CURRENT ASSETS
Property, plant and equipment	13	45,173	284,314	263,958	272,578
Prepaid land lease payments	14	4,425	27,851	28,599	29,347
Deposit paid for acquisition of land use rights	15	11,603	73,030	12,600	-
Total non-current assets		61,201	385,195	305,157	301,925

CURRENT ASSETS
Inventories	16	5,019	31,589	44,747	55,966
Trade receivables	17	111,201	699,891	611,660	812,747
Prepayments, deposits and other receivables	18	757	4,765	19,788	19,840
Due from a shareholder		-	-	-	103
Pledged deposits	19	-	-	-	15,000
Cash and cash equivalents	20	153,215	964,317	762,798	262,204
Total current assets		270,192	1,700,562	1,438,993	1,165,860

CURRENT LIABILITIES
Trade and bills payables	21	9,524	59,941	111,001	195,538
Deposits received, other payables and accruals	22	8,310	52,304	65,585	62,842
Interest-bearing bank borrowings	23	-	-	18,000	58,000
Due to a director	24	-	-	-	1,687
Tax payable		1,763	11,098	12,858	1,286
Contingent share liability	2,26	-	-	139,168	349,766
Total current liabilities		19,597	123,343	346,612	669,119

NET CURRENT ASSETS		250,595	1,577,219	1,092,381	496,741

Net assets		311,796	1,962,414	1,397,538	798,666

STOCKHOLDERS’ EQUITY
Preferred stock – par value of USD0.0001 per share; 5,000,000 shares authorized; nil issued and outstanding		-	-	-	-
Common stock – par value of USD0.0001 per share;
55,000,000 shares authorized;
31,288,507 shares issued and 29,436,060 shares outstanding
(2010: 55,000,000 shares authorized; 31,010,930 shares issued and 25,357,563 shares outstanding; 2009: 55,000,000 shares authorized; 31,123,335 shares issued and 18,856,168 shares outstanding)	26	3	20	17	13
Treasury shares	26	(1,835)	(11,549)	-	-
Retained profits		238,707	1,502,398	1,077,313	761,174
Reserves	26	74,921	471,545	320,208	37,479
Total equity		311,796	1,962,414	1,397,538	798,666

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2011, 2010 and 2009

							Employee
	Outstanding				Statutory		share-based		Contingent
	common stock		Capital	Other	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (ii)	reserve (iii)	fund (iv)	reserve (v)	reserve (vi)	profits	issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At January 1, 2009	5,741,466	4	112,004	(189,504)	28,273	4,644	-	370,417	-	325,838
Profit for the year	-	-	-	-	-	-	-	418,967	-	418,967

Contingent share deemed dividend (as restated – Note 2)	-	-	(761,854)	-	-	-	-	-	-	(761,854)
Other comprehensive income: Exchange difference	-	-	-	-	-	2,536	-	-	-	2,536

Transfer to statutory surplus	-	-	-	-	28,210	-	-	(28,210)	-	-
Reverse merger adjustments :
Shares issued to 2020 shareholders (as defined in Note 1) (retroactively adjusted for reverse merger with Windrace on October 21, 2009)	10,500,000	7	415,702	-	-	-	-	-	-	415,709

Shares of 2020 redeemed on October 21, 2009	(1,343,082)	(1)	(72,502)	-	-	-	-	-	-	(72,503)

Issue of shares (Note 26)	3,957,784	3	204,997	-	-	-	-	-	-	205,000

Purchase of an unit option (Note 26)	-	-	(17,083)	-	-	-	-	-	-	(17,083)

Contingent shares issuable (as restated – Note 2)	-	-	-	-	-	-	-	-	240,995	240,995

Preferred shares redemption adjustment : Written-off of accrued interest on preferred shares (Note 25)	-	-	-	41,061	-	-	-	-	-	41,061

At December 31, 2009 and January 1, 2010 (as restated – Note 2)	18,856,168	13	(118,736)	(148,443)	56,483	7,180	-	761,174	240,995	798,666

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Years ended December 31, 2011, 2010 and 2009

							Employee
	Outstanding				Statutory		share-based		Contingent
	common stock		Capital	Other	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (ii)	reserve (iii)	fund (iv)	reserve (v)	reserve (vi)	profits	issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At December 31, 2009 and January 1, 2010	18,856,168	13	(118,736)	(148,443)	56,483	7,180	-	761,174	240,995	798,666

Profit for the year	-	-	-	-	-	-	-	353,242	-	353,242

Other comprehensive income: Exchange difference	-	-	-	-	-	9,383	-	-	-	9,383

Recognition of equity-settled share-based payments	50,086	-	-	-	-	-	7,319	-	-	7,319

Transfer to statutory surplus	-	-	-	-	37,103	-	-	(37,103)	-	-

Exercise of warrants (Note 26)	879,372	1	31,508	-	-	-	-	-	-	31,509

Warrant exchange in relation to tender offer (Note 26)	8,223	-	-	-	-	-	-	-	-	-

Contingent shares issuable (as restated – Note 2)	-	-	-	-	-	-	-	-	197,419	197,419

Escrow shares released in relation to 2009 profit (Note 26)	5,563,714	3	240,992	-	-	-	-	-	(240,995)	-

At December 31, 2010 and January 1, 2011 (as restated – Note 2)	25,357,563	17	153,764	(148,443)	93,586	16,563	7,319	1,077,313	197,419	1,397,538

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Years ended December 31, 2011, 2010 and 2009

								Employee
	Outstanding					Statutory		share-based		Contingent
	common stock		Capital	Other	Treasury	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (ii)	reserve (iii)	shares	fund (iv)	reserve (v)	reserve (vi)	profits	Issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At December 31, 2010 and January 1, 2011	25,357,563	17	153,764	(148,443)	-	93,586	16,563	7,319	1,077,313	197,419	1,397,538

Profit for the year	-	-	-	-	-	-	-	-	470,082	-	470,082

Other comprehensive income: Exchange difference	-	-	-	-	-	-	4,042	-	-	-	4,042

Recognition of equity-settled share-based payments	205,665	-	-	-	-	-	-	7,861	-	-	7,861

Transfer to statutory surplus	-	-	-	-	-	44,997	-	-	(44,997)	-	-

Repurchase of treasury shares (Note 26)	(415,751)	-	-	-	(11,549)	-	-	-	-	-	(11,549)

Exercise of warrants (Note 26)	10,993	-	371	-	-	-	-	-	-	-	371

Contingent shares issuable	-	-	-	-	-	-	-	-	-	94,069	94,069

Escrow shares released in relation to 2010 profit (Note 26)	4,277,590	3	197,416	-	-	-	-	-	-	(197,419)	-

At December 31, 2011	29,436,060	20	351,551	(148,443)	(11,549)	138,583	20,605	15,180	1,502,398	94,069	1,962,414

At December 31, 2011 (USD '000)	29,436,060	3	55,855	(23,585)	(1,835)	22,019	3,274	2,412	238,707	14,946	311,796

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Years ended December 31, 2011, 2010 and 2009

Notes:

(i)	Pursuant to a group reorganization effective on April 28, 2008 (the “Group Reorganization”), Windrace International Company Limited (formerly known as Xdlong International Company Limited) became the holding company of certain subsidiaries. The founders, Mr. Lin Shuipan and Ms. Chen Xiayu continue to govern the financial and operating policies and activities of such entities following partial ownership interest held by third parties since March 2008. Accordingly, such entities were under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu for all periods presented herein.

(ii)	The capital reserve at January 1, 2009 primarily included (a) RMB83,597,000 being the excess of the consideration received from the equity holder of a subsidiary over the nominal value of the issued capital of a subsidiary pursuant to Group Reorganization; and (b) RMB28,400,000 being a contribution from an equity holder of the Company in 2008 pursuant to an agreement dated March 28, 2008 whereby the equity holder agreed to pay the contribution if the Group achieved certain profit target for 2007.

(iii)	The other reserve represented distribution to certain holders of the Company pursuant to a share purchase agreement on March 28, 2008 (Note 25).

(iv)	In accordance with the relevant regulations applicable in the PRC, subsidiaries established in the PRC are required to transfer a certain percentage of their statutory annual profits after tax (after offsetting any prior years’ losses), if any, to the statutory surplus fund until the balance of the fund reaches 50% of their respective registered capital. Subject to certain restrictions as set out in the relevant PRC regulations, the statutory surplus fund may be used to offset against accumulated losses of the respective PRC subsidiaries. The amount of the transfer is subject to the approval of the board of directors of the respective PRC subsidiaries.

(v)	Exchange fluctuation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. This reserve is presented in accordance with the accounting policy in Note 3.2.

(vi)	Share-based payment reserve represents the value of employee services in respect of restricted shares granted to directors and employees of the Group.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2011, 2010 and 2009

	Notes	2011	2011	2010	2009
		USD'000	RMB'000	RMB'000	RMB'000
				As restated -	As restated -
				Note 2	Note 2

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		85,162	536,004	409,516	422,738
Non-cash adjustments for:
Interest income	6	(1,884)	(11,858)	(2,364)	(727)
Finance costs	7	136	856	1,893	29,566
Over-provision for aborted IPO expenses	6	-	-	-	(5,128)
Share of loss of a jointly-controlled entity		-	-	17	16
(Gain)/Loss on disposal of items of property, plant and equipment, net	6,8	(9)	(56)	108	189
Depreciation	13	2,899	18,248	16,950	16,166
Amortization of prepaid land lease payments	8,14	119	748	746	752
Expense recognized in respect of equity-settled share-based payment		1,249	7,860	7,319	-
Impairment of an advance of loan to a jointly-controlled entity		-	-	(17)	(16)
Gain from change in fair value of contingent shares liability	2	(6,140)	(38,645)	(1,604)	(170,948)
Operating cash flow before working capital changes		81,532	513,157	432,564	292,608

Decrease in inventories		2,091	13,158	11,218	30,094
(Increase)/decrease in trade receivables		(14,018)	(88,230)	201,087	(527,952)
(Increase)/decrease in prepayments, deposits and other receivables		2,378	14,967	7	(9,320)
Increase/(decrease) in trade and bills payables		(8,113)	(51,060)	(84,537)	67,956
Increase/(decrease) in deposits received, other payables and accruals		(2,068)	(13,018)	9,772	9,533

Cash generated from/(used in) operations		61,802	388,974	570,111	(137,081)

Interest paid		(136)	(856)	(1,893)	(3,228)
PRC taxes paid		(10,754)	(67,683)	(44,702)	(2,738)

Net cash inflow/(outflow) from operating activities		50,912	320,435	523,516	(143,047)

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2011, 2010 and 2009

	Notes	2011	2011	2010	2009
		USD'000	RMB'000	RMB'000	RMB’000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment	13	(6,152)	(38,721)	(8,440)	(2,290)
Deposit paid for acquisition of land use rights	15	(9,601)	(60,430)	(12,600)	-
Proceeds from disposal of items of property, plant and equipment		27	173	-	-
(Increase)/decrease in pledged deposits		-	-	15,000	(12,700)
Interest received	6,8	1,884	11,858	2,364	727

Net cash outflow from investing activities		(13,842)	(87,120)	(3,676)	(14,263)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash received from 2020 upon recapitalization		-	-	-	343,200
Purchase of a unit option		-	-	-	(17,083)
Exercise of warrants		59	372	31,508	-
Proceeds from issue of ordinary shares	26	-	-	-	205,018
Redemption of preferred shares	25	-	-	-	(272,432)
Repayment of additional premium of redemption of preferred shares	25	-	-	(6,616)	-
Repurchase of ordinary shares	26	(1,835)	(11,549)	-	-
New bank loans		-	-	18,000	90,500
Repayment of bank loans		(2,860)	(18,000)	(58,000)	(52,500)
Increase/(decrease) in amount due to a director		-	-	(1,624)	806
(Increase)/decrease in amount due from a shareholder		-	-	99	(103)
Exchange realignment		15	98	-	2,472

Net cash inflow/(outflow) from financing activities		(4,621)	(29,079)	(16,633)	299,878

NET INCREASE IN CASH AND CASH EQUIVALENTS		32,449	204,236	503,207	142,568
Cash and cash equivalents at beginning of year		121,196	762,798	262,204	120,068
Effect of foreign exchange rate changes		(430)	(2,717)	(2,613)	(432)

CASH AND CASH EQUIVALENTS AT END OF YEAR		153,215	964,317	762,798	262,204

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

On October 5, 2009, the board of directors of 2020 unanimously approved the simultaneous reincorporation of 2020 from the State of Delaware to the BVI through a redomestication merger (the “Redomestication”) with and into the Company. In the Redomestication, the Company issued its securities in exchange for the issued and outstanding securities of 2020 (being 10,500,000 shares of common stock) on a one-to-one basis, and redeemed 1,343,082 shares of 2020 common stock at USD7.92 per share.

On October 21, 2009, the Company completed its Acquisition of Windrace through its acquisition of the issued and outstanding shares of Windrace under the Purchase Agreement, as supplemented by a supplemental purchase agreement dated July 27, 2009 and a letter agreement dated September 9, 2009, among Windrace and the Sellers on the one hand, and 2020 and the Company on the other hand. The Acquisition and Redomestication (“Business Combination”) was accounted for as a reverse recapitalization, whereby the Company was the surviving and continuing entity for financial reporting purposes and was deemed to be the acquirer of 2020.

The Business Combination was accounted for as a reverse recapitalization because (i) after the Business Combination the Sellers together with the Investors (as defined in Note 26 – Shareholders’ Equity – Common Stock) held approximately 51% of the issued and outstanding ordinary shares of Exceed (not including the escrowed shares, the additional 2,212,789 shares issuable to the Sellers if certain earnings targets in 2011 are met, and the additional shares issuable to the Investors as described in this Note 26 – Shareholders’ Equity – Common Stock) and 2020’s directors resigned and were replaced by Mr. Lin Shuipan, the CEO of the Company immediately prior to the Acquisition, and Professor Jin Jichun, a designee of the Sellers who is considered an independent director under applicable regulatory rules and thus independent of both 2020 and the Investors, and (ii) 2020 has no prior operations and was formed for the purpose of effecting this business combination.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

1.	CORPORATE INFORMATION (continued)

In accordance with the applicable accounting guidance for accounting for the Business Combination as a reverse recapitalization, initially the Company was deemed to have undergone a recapitalization, whereby its issued and outstanding ordinary shares were converted into 17,008,633 ordinary shares of the Company. Immediately thereafter, the Company, as the parent company of the Group, which is the continuing accounting entity, was deemed to have acquired the assets and assumed the liabilities of 2020 in exchange for the issuance of the Company securities identical in number and terms to the outstanding securities of 2020. The Company, as the parent company of the Group, was deemed to have acquired 2020 in accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, and 2020’s assets and liabilities were recorded at their historical carrying amounts, with no step-up in basis or other intangible assets or goodwill recorded. All direct costs of the Acquisition and the Redomestication were charged to operations in the period that such costs were incurred.

Windrace, the owner and operator of “Xidelong” brand — one of the leading domestic sportswear brands in China, is engaged in the design, develop and wholesale of sporting goods, including footwear, apparel and accessories, under its own brand, Xidelong, in China.

During the year ended December 31, 2011, the Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

1.	CORPORATE INFORMATION (continued)

	Place and	Nominal value
	date of	of issued		Percentage
	incorporation or	ordinary share/		of equity
	establishment/	registered		attributable to		Principal
Name	operation	capital		the Company		activities
				Direct	Indirect

Windrace International Company Limited (Formerly known as Xdlong International Company Limited)	Cayman Islands March 25, 2008	HKD	9,200	100	-	Investment holding

Windrace Investment Holding Limited ("Windrace Investment") (Formerly known as Xdlong Investment Holding Limited)	British Virgin Islands August 17, 2007	USD	100	-	100	Investment holding

Hei Dai Lung Group Company Limited ("XDLong HK")	Hong Kong November 5, 2003	HKD	10,000	-	100	Investment holding

Xidelong (China) Co., Ltd. ("XDLong China") (Note (i) and (ii))	PRC April 13, 2004	HKD	390,000,000	-	100	Manufacture and sale of sportswear

Fujian Xidelong Sports Goods Co., Ltd. ("XDLong Fujian") (Note (i) and (iii))	PRC September 26, 2001	HKD	25,000,000	-	100	Manufacture and sale of sportswear

Notes:

(i)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(ii)	The registered capital of XDLong China is HKD390,000,000 and was fully paid as of October 26, 2009.

(iii)	The registered capital of XDLong Fujian is HKD25,000,000 and was fully paid as of June 13, 2008.

(iv)	The functional and reporting currency of XDLong China and XDLong Fujian, the operating subsidiaries of the Group, is RMB.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has revised its previously issued financial statements for 2009 and 2010 to reflect the revision to its method of accounting for the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009 (see Note 26). The Company believes that this revised accounting treatment is more relevant and reliable under the circumstances.

The Company’s original accounting method was to record the contingent shares issuable, consisting of escrow shares and earn-out shares, as a stock dividend, and upon issuance as an adjustment to the par value of common shares, with an offsetting adjustment to capital reserve. The Company included such contingent shares in the calculation of basic earnings per share from the date of issuance. Under this accounting method, the Company did not recognize a liability for its conditional obligation to issue shares, and did not recognize changes in the fair value of that conditional obligation in its consolidated statements of comprehensive income.

During 2012, prior to the issuance of the Company’s December 31, 2011 financial statements, the Company concluded it would be more relevant and reliable to revise its method of accounting with respect to the accounting for the contingent shares issuable, retroactive to the closing of the reverse recapitalization transaction, to recognize a liability for the fair value of the escrow shares and the earn-out shares, and to recognize changes in the fair value of the escrow shares and the earn-out shares in the Company’s consolidated statements of comprehensive income. The Company adopted this revised accounting method based on, among other factors, its review of IAS 8, IAS 32 and IAS 39.

In particular, the Company considered IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, which states that, in the absence of a standard or an interpretation that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy that results in information that is relevant and reliable. One of the permitted changes in an accounting policy under IAS 8 is if such change results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the company’s financial position, financial performance or cash flows. The Company believes that revising comparative amounts for all prior periods presented will provide more relevant and reliable information to shareholders and investors.

The Company also considered the example of another SEC registrant that, after consultation with the Securities and Exchange Commission, revised its accounting for contingent shares issuable in a reverse recapitalization transaction to reflect contingent shares issuable as a liability in its balance sheet at fair value, with the changes in fair value of the contingent shares issuable recognized in its consolidated statements of operations.

The Company now believes accounting for the contingent shares issuable as a liability at fair value, with the changes in fair value recognized in the consolidated statements of comprehensive income, is a more relevant and reliable accounting method under the circumstances. The Company’s reconsideration was significantly influenced by evolving professional views as to the accounting for this type of transaction, as well as the continuing movement to fair value/derivative accounting for an expanding array of financial instruments.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes the adjustments made to the previously reported 2009 and 2010 consolidated balance sheets, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity.

2009 SELECTED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	As previously
	Reported					As adjusted
	2009		Adjustment			2009
	RMB'000		RMB'000			RMB'000

OPERATING PROFIT		281,372		-			281,372

Finance costs		(29,566)		-			(29,566)
Share of loss in jointly-controlled entity		(16)		-			(16)
Gain from change in fair value of contingent share liability		-		170,948	(A)		170,948

PROFIT BEFORE TAX		251,790		170,948			422,738

Tax		(3,771)		-			(3,771)

PROFIT FOR THE YEAR		248,019		170,948			418,967

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries		2,391		145			2,536

Total comprehensive income for the year attributable to equity holders of the Company		250,410		171,093			421,503

EARNINGS PER SHARE
Net profit per share
Basic	RMB	29.91	RMB	20.61	(B)	RMB	50.52
Diluted	RMB	23.77	RMB	14.81	(B)	RMB	38.58

(A)	To reflect the change in fair value of contingent share liability
(B)	To adjust earnings per share for the effect of the change in fair value of contingent share liability

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2009 SELECTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As previously
	Reported			As adjusted
	2009	Adjustment		2009
	RMB'000	RMB'000		RMB'000

CURRENT LIABILITIES
Trade and bills payables	195,538	-		195,538
Deposits received, other payables and accruals	62,842	-		62,842
Interest-bearing bank borrowings	58,000	-		58,000
Due to a director	1,687	-		1,687
Tax payable	1,286	-		1,286
Contingent share liability	-	349,766	(A)	349,766
Total current liabilities	319,353	349,766		669,119

NET CURRENT ASSETS	846,507	(349,766)		496,741
Net assets	1,148,432	(349,766)		798,666

STOCKHOLDERS’ EQUITY
Common stock – par value of USD0.0001 per share; 55,000,000 shares authorized; 30,123,335 shares issued and 18,856,168 shares outstanding	13	-		13
Retained profits	590,226	170,948	(B)	761,174
Reserves - Contingent shares issuable	-	240,995	(C)	240,995
Reserves	558,193	(761,854	)(D)	(203,516)
	-	145	(E)	-
Total equity	1,148,432	(349,766)		798,666

(A)	To reflect fair value of contingent share liability
(B)	To adjust retained profits for the effect of the change in fair value of contingent share liability
(C)	To reflect contingent shares issuable in equity based on the fair value of the shares earned during the current year, with the shares being issued in the following year
(D)	To recognize liability for conditional obligation to release and issue shares based on the fair value of the obligations upon the reverse capitalization effective on October 21, 2009, recorded as deemed dividend
(E)	To reflect exchange difference on contingent share liability

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2009 SELECTED CONSOLIDATED STATEMENTS OF CASH FLOWS

	As previously
	Reported			As adjusted
	2009	Adjustment		2009
	RMB'000	RMB'000		RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	251,790	170,948		422,738
Non-cash adjustments for:
Interest income	(727)	-		(727)
Finance costs	29,566	-		29,566
Over-provision for aborted IPO expenses	(5,128)	-		(5,128)
Share of loss of a jointly-controlled entity	16	-		16
(Gain)/Loss on disposal of items of property, plant and equipment, net	189	-		189
Depreciation	16,166	-		16,166
Amortization of prepaid land lease payments	752	-		752
Impairment of an advance of loan to a jointly-controlled entity	(16)	-		(16)
Gain from change in fair value of contingent share liability	-	(170,948	)(A)	(170,948)
Operating cash flow before working capital changes	292,608	-		292,608

(A)	To reflect the change in fair value of contingent share liability

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2010 SELECTED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	As previously
	Reported					As adjusted
	2010		Adjustment			2010
	RMB'000		RMB'000			RMB'000

OPERATING PROFIT		409,822		-			409,822

Finance costs		(1,893)		-			(1,893)
Share of loss in jointly-controlled entity		(17)		-			(17)
Gain from change in fair value of contingent share liability		-		1,604	(A)		1,604

PROFIT BEFORE TAX		407,912		1,604			409,516

Tax		(56,274)		-			(56,274)

PROFIT FOR THE YEAR		351,638		1,604			353,242

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries		(2,192)		11,575			9,383

Total comprehensive income for the year attributable to equity holders of the Company		349,446		13,179			362,625

EARNINGS PER SHARE
Net profit per share
Basic	RMB	13.94	RMB	0.06	(B)	RMB	14.00
Diluted	RMB	10.62	RMB	0.05	(B)	RMB	10.67

(A)	To reflect the change in fair value of contingent share liability
(B)	To adjust earnings per share for the effect of the change in fair value of contingent share liability

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2010 SELECTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As previously
	Reported			As adjusted
	2010	Adjustment		2010
	RMB'000	RMB'000		RMB'000

CURRENT LIABILITIES
Trade and bills payables	111,001	-		111,001
Deposits received, other payables and accruals	65,585	-		65,585
Interest-bearing bank borrowings	18,000	-		18,000
Tax payable	12,858	-		12,858
Contingent share liability	-	139,168	(A)	139,168
Total current liabilities	207,444	139,168		346,612

NET CURRENT ASSETS	1,231,549	(139,168)		1,092,381
Net assets	1,536,706	(139,168)		1,397,538

STOCKHOLDERS’ EQUITY
Common stock – par value of USD0.0001 per share; 55,000,000 shares authorized; 31,010,930 shares issued and 25,357,563 shares outstanding	17	-		17
Retained profits	904,761	172,552	(B)	1,077,313
Reserves - Contingent shares issuable	-	197,419	(C)	197,419
Reserves	631,928	(761,854	)(D)	122,789
	-	240,995	(E)	-
	-	11,720	(F)	-
Total equity	1,536,706	(139,168)		1,397,538

(A)	To reflect the fair value of contingent share liability
(B)	To adjust retained profits for the effect of the change in fair value of contingent share liability
(C)	To reflect contingent shares issuable in equity based on the fair value of the shares earned during the current year, with the shares being issued in the following year
(D)	To recognize liability for conditional obligation to release and issue shares based on the fair value of the obligations upon the reverse capitalization effective on October 21, 2009, recorded as deemed dividend
(E)	To reflect escrow shares released in relation to 2009 profit
(F)	To reflect exchange difference on contingent share liability

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2010 SELECTED CONSOLIDATED STATEMENTS OF CASH FLOWS

	As previously
	Reported			As adjusted
	2010	Adjustment		2010
	RMB'000	RMB'000		RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	407,912	1,604		409,516
Non-cash adjustments for:
Interest income	(2,364)	-		(2,364)
Finance costs	1,893	-		1,893
Share of loss of a jointly-controlled entity	17	-		17
(Gain)/Loss on disposal of items of property, plant and equipment, net	108	-		108
Depreciation	16,950	-		16,950
Amortization of prepaid land lease payments	746	-		746
Expense recognized in respect of equity-settled share-based payment	7,319	-		7,319
Impairment of an advance of loan to a jointly-controlled entity	(17)	-		(17)
Gain from change in fair value of contingent share liability	-	(1,604)	(A)	(1,604)

Operating cash flow before working capital changes	432,564	-		432,564

(A)	To reflect the change in fair value of contingent share liability

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

2.	REVISIONS TO PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The adjustments to record the fair value of the contingently issuable shares as described above had the effect of creating the following additional adjustments in the consolidated statements of changes in equity: (i) a deemed dividend, reflecting the recording of the original fair value of the contingently issuable shares of RMB762 million, and (ii) a reclassification from liability to equity for the contingently issuable shares for 2009 and 2010 amounting to RMB241 million and RMB197 million, respectively. The deemed dividend is the estimated fair value of the escrow shares and earn-out shares at the closing of the reverse recapitalization transaction referred to above. The reclassification from liability to equity reflects the fair value of the shares earned in 2009 and 2010 pursuant to the escrow and earn-out provisions, and were characterized as contingent shares issuable until the shares were issued.

3.1	BASIS OF PRESENTATION AND PREPARATION

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention. These financial statements are presented in Renminbi (“RMB”) and all amounts are rounded to the nearest thousand except where otherwise indicated.

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

Translations of amounts from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.294. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on December 31, 2011. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2011, or at any other rate.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.1	BASIS OF PRESENTATION AND PREPARATION (continued)

Basis of presentation (continued)

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated statements of comprehensive income in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

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

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at the end of each reporting period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the consolidated statements of comprehensive income in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

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

Expenditures incurred on projects to develop new products are capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the product so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditures during the development. Product development expenditures which do not meet these criteria are expensed when incurred.

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

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the end of each reporting period.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

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

Earn-out obligation

Pursuant to an earn-out provision of the Purchase Agreement and the escrow agreement, the Company may be required annually to release shares from the escrow account to the former shareholders of Windrace from the fiscal year 2009 to 2011. In addition, if the Company achieves certain earnings targets in 2011, 2,212,789 additional new ordinary shares of Exceed shall be issued to the Sellers as earn-out shares. The details are defined in Note 26 – Shareholders’ Equity – Common Stock.

The Company releases the shares, which are held in the escrow account, and issues the new ordinary shares, in respect of the earn-out provision when the audited result of the Company’s financial results each year are released if the financial results fulfill the condition in the Purchase Agreement. The Earn-out obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statements of comprehensive income. Once a measurement period for the issuance of shares ends, the Earn-out obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

Treasury shares

Equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity until the shares are cancelled or reissued. No gain or loss is recognized in the consolidated statements of comprehensive income on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration is recognized in equity.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of each reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated statements of comprehensive income.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Deferred tax is provided, using the liability method, on all temporary differences at the end of each reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and, where appropriate, reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. The expected rates are projected based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period.

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

(b)	interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instruments to their net carrying amount.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Group does not have any arrangements with distributors to accept returns of out-of-season stock. When in-season new products arrive, the current products on shelves become out-of-season stock. The Group does not provide volume-based discount programs or discounts for early payment.

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

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. During the three years ended December 31, 2011, no interest has been capitalized. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services are comprised of labour and other costs of personnel directly engaged in providing the services and attributable overhead costs.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the restricted shares is determined by an external valuer using a prepaid forward contract and based on the income approach by discounting the expected value of the shares according to its expected vesting schedule to the date of valuation, taking into account the terms and conditions upon which the restricted shares were granted. The fair value is essentially equal to the share price of the Company as at the date of grant.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statements of comprehensive income for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

The expense is recognized and charged to the consolidated statements of comprehensive income on the straight-line basis over the performance period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum the expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met . In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share-based payment transactions (continued)

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

The dilutive effect of outstanding restricted shares is reflected as additional share dilution in the computation of earnings per share.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of each reporting period. All differences are taken to the consolidated statements of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries are currencies other than RMB. As of the end of each reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at exchange rates ruling at the end of each reporting period and, their consolidated statements of comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in a separate component of equity, the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statements of comprehensive income.

For the purpose of the consolidated cash flow statements, the cash flows of foreign subsidiaries are translated into RMB at the exchange rates prevailing at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the period are translated into RMB at the weighted average exchange rates for the period.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.3.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following relevant new interpretations and amendments to IFRSs for the first time for the current year’s financial statements.

IFRS 1 Amendment	Amendment to IFRS 1 First-time Adoption of Hong Kong Financial Reporting Standards – Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters
IAS 24 (Revised)	Related Party Disclosures
IAS 32 Amendment	Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues
IFRIC-Int 14 Amendments	Amendments to IFRIC-Int 14 Prepayments of a Minimum Funding Requirement
IFRIC-Int 19	Extinguishing Financial Liabilities with Equity Instruments
Improvements to IFRSs 2010	Amendments to a number of IFRSs issued in May 2010

Other than as further explained below regarding the impact of IAS 24 (Revised), and amendments to IFRS 3, IAS 1 and IAS 27 included in Improvements to IFRSs 2010, the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

The principal effects of adopting these IFRSs are as follows:

(a)	IAS 24 (Revised) Related Party Disclosures

IAS 24 (Revised) clarifies and simplifies the definitions of related parties. The new definitions emphasize a symmetrical view of related party relationships and clarify the circumstances in which persons and key management personnel affect related party relationships of an entity. The revised standard also introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The accounting policy for related parties has been revised to reflect the changes in the definitions of related parties under the revised standard. The adoption of the revised standard did not have any impact on the financial position or performance of the Group. Details of the related party transactions, including the related comparative information, are included in Note 12 to the consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.3.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(b)	Improvements to IFRSs 2010 issued in May 2010 sets out amendments to a number of IFRSs. There are separate transitional provisions for each standard. While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments has had a significant financial impact on the financial position or performance of the Group. Details of the key amendments most applicable to the Group are as follows:

•	IFRS 3 Business Combinations: The amendment clarifies that the amendments to IFRS 7, IAS 32 and IAS 39 that eliminate the exemption for contingent consideration that does not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).

In addition, the amendment limits the scope of measurement choices for non-controlling interests. Only the components of non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by another IFRS.

The amendment also added explicit guidance to clarify the accounting treatment for non-replaced and voluntarily replaced share-based payment awards.

•	IAS 1 Presentation of Financial Statements: The amendment clarifies that an analysis of each component of other comprehensive income can be presented either in the consolidated statements of changes in equity or in the notes to the financial statements. The Group elects to present the analysis of each component of other comprehensive income in both the statements of comprehensive income and changes in equity.

•	IAS 27 Consolidated and Separate Financial Statements: The amendment clarifies that the consequential amendments from IAS 27 (as revised in 2008) made to IAS 21, IAS 28 and IAS 31 shall be applied prospectively for annual periods beginning on or after July 1, 2009 or earlier if IAS 27 is applied earlier.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.4.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the financial statements.

IFRS 9	Financial Instruments[4]
IFRS 10	Consolidated Financial Statements[3]
IFRS 11	Joint Arrangements[3]
IFRS 12	Disclosure of Interests in Other Entities[3]
IFRS 13	Fair Value Measurement[3]
IAS 1 Amendments	Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income[2]
IAS 12 Amendments	Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of Underlying Assets[1]
IAS 19 (2011)	Employee Benefits[3]
IAS 27 (2011)	Separate Financial Statements[3]
IAS 28 (2011)	Investments in Associates and Joint Ventures[3]
IFRIC-Int 20	Stripping Costs in the Production Phase of a Surface Mine[3]

[1]	Effective for annual periods beginning on or after January 1, 2012
[2]	Effective for annual periods beginning on or after July 1, 2012
[3]	Effective for annual periods beginning on or after January 1, 2013
[4]	Effective for annual periods beginning on or after January 1, 2015

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Other than as further explained below regarding the impact of IFRS 12, IFRS 13, amendments to IAS 1, and IAS 19 (2011), these new and revised IFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.

IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities that are previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities.

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. The Group expects to adopt IFRS 13 prospectively from January 1, 2013.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

3.4.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items which will never be reclassified. The Group expects to adopt the amendments from January 1, 2013.

IAS 19 (2011) includes a number of amendments that range from fundamental changes to simple clarifications and re-wording. The revised standard introduces significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits, the classification of short-term employee benefits and disclosures of defined benefit plans. The Group expects to adopt IAS 19 (2011) from January 1, 2013.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

4.	SIGNIFICANT ACCOUNTING ESTIMATES

In the process of applying the Group’s accounting policies, management has made estimates and assumptions in determining certain amounts recognized in the financial statements, some of the estimates and assumptions are based on expected outcomes of future events. These estimates may not necessarily be indicative of the actual outcome. The significant estimates and assumptions are discussed below.

Useful lives of property, plant and equipment

The Group determines the estimated useful lives and related depreciation charges for its property, plant and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will revise the depreciation period where actual useful lives are different from those previously estimated, and it will write off or write down the value of obsolete or non-strategic assets that have been abandoned.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business less estimated selling expenses. The net realizable value is estimated based on the current market conditions and historical experience of selling merchandise of similar nature. The estimates can change significantly as a result of changes in customer taste or competitor actions. The Group reassesses these estimates at the end of each reporting period.

Impairment allowances for trade and other receivables

The Group estimates the impairment allowances for trade and other receivables by assessing the collectability of the receivables based on the related customers’ credit history and prevailing market conditions. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. Where the expectation is different from the initial estimate, the difference is recognized as an impairment loss in the period in which such estimate is changed. The Group reassesses the impairment allowances at the end of each reporting period.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

4.	SIGNIFICANT ACCOUNTING ESTIMATES (continued)

Contingent share liability

As stated in Notes 2 and 26 to the consolidated financial statements, the number of shares of the Company to be released and issued to the former shareholders of Windrace as part of the reverse capitalization transaction effective on October 21, 2009 is subject to the results of the Company. Estimating fair value for contingent share liability requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model including volatility, market discount and dividend yield and making assumptions about them. Any changes to the assumptions can materially affect the determination of the fair value of contingent share liability.

5.	SEGMENT INFORMATION

The Group determines its operating segments based on the reports reviewed by the chief operating decision-makers that are used to make strategic decisions.

The Group operates one business segment, which is the manufacture and sale of sportswear, including footwear, apparel and accessories. The Group’s most senior executive management consider the major product lines (being footwear, apparel and accessories) as one business segment for assessment of segment performance as they exhibit similar long term financial performance and they are similar in terms of product nature, production process, customer type and class, and distribution method. As such, no further business segment analysis is presented.

In addition, the Group’s revenue, expenses, assets and liabilities and capital expenditures are predominantly attributable to a single geographical region, which is the PRC. Therefore, no analysis of business or geographical segment is presented.

6.	REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold during the year.

An analysis of revenue, other income and gains is as follows:

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Revenue
Manufacture and sale of sportswear:
Footwear	240,566	1,514,096	1,266,378	1,102,280
Apparel	275,105	1,731,482	1,403,708	948,738
Accessories	6,829	42,983	28,805	26,940

	522,500	3,288,561	2,698,891	2,077,958

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

6.	REVENUE, OTHER INCOME AND GAINS (continued)

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Other income and gains
Bank interest income	1,884	11,858	2,364	727
Gain on disposal of property, plant and equipment	10	63	-	-
Award from the PRC government*	380	2,390	4,051	-
Other income**	76	480	1	5,128

	2,350	14,791	6,416	5,855

Gain from change in fair value of contingent share liability	6,140	38,645	1,604	170,948

*	There are no unfulfilled conditions or contingencies relating to these subsidies.
**	Other income in 2009 represented the reversal of over-provision for aborted IPO expenses in 2008.

7.	FINANCE COSTS

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Interest on bank loans wholly repayable within one year	136	856	1,893	3,228
Interest on preferred shares	-	-	-	26,338

	136	856	1,893	29,566

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

8.	PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Note	2011	2011	2010	2009
		USD'000	RMB'000	RMB'000	RMB'000

Included in cost of sales
Cost of inventories sold*		364,845	2,296,298	1,857,251	1,464,856

Included in selling and distribution expenses
Depreciation of property, plant and equipment		54	338	302	230
Employee benefits expenses :
Wages and salaries		2,185	13,752	12,343	10,237
Pension scheme contributions**		317	1,995	1,498	1,434
		2,502	15,747	13,841	11,671

Included in administrative expenses
Depreciation of property, plant and equipment		1,085	6,831	6,018	5,469
Employee benefits expenses (including directors' remuneration - Note 9):
Wages and salaries		2,075	13,057	11,236	8,587
Pension scheme contributions**		211	1,329	854	844
		2,286	14,386	12,090	9,431
Minimum lease payments under operating leases in respect of office premises and warehouse		590	3,714	1,088	346
Auditors' remuneration		596	3,753	2,855	369
Amortization of prepaid land lease payments	14	119	748	746	752
Loss on disposal of items of property, plant and equipment		1	7	108	189

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

8.	PROFIT BEFORE TAX (continued)

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Included in research and development expenses
Depreciation of property, plant and equipment	109	683	423	365
Employee benefits expenses:
Wages and salaries	1,549	9,750	9,013	5,823
Pension scheme contributions**	270	1,698	1,215	764
	1,819	11,448	10,228	6,587

Included in other income and gains
Interest income	(1,884)	(11,858)	(2,364)	(727)

*	The cost of inventories sold includes approximately RMB54,803,000 (2010: RMB53,630,000; 2009: RMB60,777,000) relating to direct staff cost and RMB10,396,000 (2010: RMB10,207,000; 2009: RMB10,102,000) depreciation of the manufacturing facilities.

**	As of December 31, 2011, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2010: Nil; 2009: Nil).

9.	DIRECTORS' REMUNERATION

Details of directors' remuneration are as follows:

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Other emoluments:
Salaries, bonuses, allowances and benefits in kind	150	941	1,160	1,238
Share-based compensation expense	-	-	626	-
Pension scheme contributions	1	8	8	6

	151	949	1,794	1,244

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

9.	DIRECTORS' REMUNERATION (continued)

There was no arrangement under which a director waived or agreed to waive any remuneration during the year ended December 31, 2011 (2010: Nil; 2009: Nil).

No remuneration was paid by the Group to any of the directors of the Group as an inducement to join or upon joining the Group or as compensation for loss of office for the year ended December 31, 2011 (2010: Nil; 2009: Nil).

During the year ended December 31, 2010, certain directors were granted restricted shares in respect of their services to the Group, under the equity incentive plan of the Company, further details of which are set out in Note 27 to the financial statements. The fair value of such restricted shares which have been recognized in the consolidated statements of comprehensive income over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors' remuneration disclosures.

10.	TAX

Pursuant to the rules and regulations of the BVI and the Cayman Islands, the Group is not subject to any income tax in BVI and the Cayman Islands. No tax provision for Hong Kong profits has been made as the Group did not generate any assessable profits arising in Hong Kong during the reporting periods. Taxes on profits assessable in the PRC have been calculated at the prevailing rates, based on existing legislation, interpretations and practices in respect thereof.

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Current tax - Mainland China Charge for the year	10,474	65,922	56,274	3,771

Under the new PRC Corporate Income Tax Law (the ''New Corporate Income Tax Law'') and its Implementation Rules (effective on January 1, 2008), the PRC corporate income tax rate for domestic-invested and foreign-invested enterprises is unified to 25%. Accordingly, the applicable tax rate for XDLong Fujian is 25% in 2011, 2010 and 2009.

XDLong China, a foreign-invested enterprise established before the New Corporate Income Tax Law, can continue to enjoy the existing tax holiday whereby it is exempted from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008, and thereafter is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012. No provision for the PRC corporate income tax has been made for XDLong China in 2009 as its assessable profits are fully exempt for PRC corporate income tax purposes. The tax rate applied to XDLong China pre-tax profits in 2010 and 2011 was 12.5%.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

10.	TAX (continued)

A reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries operated to the tax expense at the effective tax rates are as follows:

	2011	2011	2010	2009
			As Restated -	As Restated -
			Note 2	Note 2
	USD'000	RMB'000	RMB'000	RMB'000

Profit before tax	85,162	536,004	409,516	422,738

Tax at the applicable rates (Note)	21,071	132,618	104,019	94,051
Tax exemption due to tax holidays	(10,175)	(64,041)	(50,930)	(67,697)
Tax effect of expenses not deductible for taxation purposes	591	3,721	3,427	5,620
Income not subject to tax	(1,013)	(6,376)	(242)	(28,203)

Tax charge at the Group's effective rate	10,474	65,922	56,274	3,771

Note:	The applicable tax rates from January 1, 2008 were a mix of 25% and 16.5% for entities operating in China and Hong Kong, respectively.

According to the Corporate Income Tax Law and its implementation rules, dividends receivable by non-PRC corporate residents from PRC enterprises are subject to withholding tax at a rate of 10%, unless reduced by tax treaties or arrangements, for profits earned since January 1, 2008. In addition, under the Sino Hong Kong Double Tax Arrangement and its relevant regulations, a qualified Hong Kong tax resident will be liable for withholding tax at the rate of 5% for dividend income derived from the PRC if the Hong Kong tax resident is the “beneficial owner” and holds 25% or more of the equity interests of the PRC company.

As of December 31, 2011, 2010 and 2009, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its businesses in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

11.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	December 31
	2011		2011		2010		2009
					As Restated -		As Restated-
						Note 2		Note 2
		USD'000		RMB'000		RMB'000		RMB'000

Earnings
Earnings for the purposes of basic earnings per share		74,688		470,082		353,242		418,967
Effect of dilutive potential ordinary shares
Interest on preferred shares		-		-		-		26,338

Earnings for the purposes of diluted earnings per share		74,688		470,082		353,242		445,305

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share		29,700,010		29,700,010		25,232,827		8,292,331
Effect of dilutive potential ordinary shares
Escrow shares		1,425,863		1,425,863		4,277,590		1,097,500
Earn-out shares		2,212,789		2,212,789		-		-
Preferred shares		-		-		-		1,187,262
Warrants		927,246		927,246		3,496,298		965,998
Restricted shares		7,120		7,120		110,611		-

Weighted average number of ordinary shares for the purposes of diluted earnings per share		34,273,028		34,273,028		33,117,326		11,543,091
Earnings per share
Basic	USD	2.51	RMB	15.83	RMB	14.00	RMB	50.52
Diluted	USD	2.18	RMB	13.72	RMB	10.67	RMB	38.58

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

12.	RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties:

(a)	Mr. Lin Shuipan, a director of the Company, and Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, have guaranteed certain bank loans and bills payables made available to the Group up to RMB60,000,000 during the year ended December 31, 2009. The personal guarantee provided by Mr. Lin Shuipan and Ms. Chen Xiayu expired upon repayment of the respective bank loans and bills payables by the Group in June 2010.

(b)	The Group entered into an agreement with Professor Sun Yining, a non-executive director of Windrace, on September 6, 2007. Pursuant to the agreement, Professor Sun Yining was appointed as a brand spokesperson of the Group for a term of two years from September 6, 2007. The annual remuneration to Professor Sun Yining comprises RMB200,000 cash payment and RMB20,000 in-kind payment of the Group's products. The agreement expired in September 2009 and Professor Sun Yining resigned as a non-executive director of Windrace on November 10, 2009.

(c)	Details of remuneration to the directors of the Group are disclosed in Note 9 to the financial statements.

(d)	There is no outstanding balance due to a director as of December 31, 2011 and 2010. Details of the outstanding balance due to a director as of December 31, 2009 are disclosed in Note 24 to the financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

13.	PROPERTY, PLANT AND EQUIPMENT

					Furniture,
					fixtures
		Leasehold	Plant and	Motor	and office	Construction
	Buildings	improvements	machinery	vehicles	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Cost:
As of January 1, 2009	285,987	183	24,938	3,592	1,401	-	316,101
Additions	-	-	1,037	122	1,131	-	2,290
Disposals	-	(182)	-	-	(29)	-	(211)
Exchange realignment	-	(1)	-	-	-	-	(1)

As of December 31, 2009 and January 1, 2010	285,987	-	25,975	3,714	2,503	-	318,179
Additions	-	1,886	3,087	2,172	1,124	171	8,440
Disposals	-	-	(223)	-	(41)	-	(264)
Exchange realignment	-	-	-	-	(1)	-	(1)

As of December 31, 2010 and January 1, 2011	285,987	1,886	28,839	5,886	3,585	171	326,354
Additions	-	1,353	5,894	535	751	30,188	38,721
Disposals	-	(12)	(4)	(608)	(15)	-	(639)
Exchange realignment	-	-	-	-	(1)	-	(1)
As of December 31, 2011	285,987	3,227	34,729	5,813	4,320	30,359	364,435

Accumulated depreciation:
As of January 1, 2009	21,912	16	4,994	2,236	299	-	29,457
Provided during the year	12,869	3	2,612	301	381	-	16,166
Written off	-	(19)	-	-	(3)	-	(22)

As of December 31, 2009 and January 1, 2010	34,781	-	7,606	2,537	677	-	45,601
Provided during the year	12,869	216	2,923	434	508	-	16,950
Written off	-	-	(138)	-	(17)	-	(155)

As of December 31, 2010 and January 1, 2011	47,650	216	10,391	2,971	1,168	-	62,396
Provided during the year	12,870	865	3,126	734	653	-	18,248
Written off	-	-	-	(513)	(10)	-	(523)

As of December 31, 2011	60,520	1,081	13,517	3,192	1,811	-	80,121

Carrying amount:
As of December 31, 2009	251,206	-	18,369	1,177	1,826	-	272,578

As of December 31, 2010	238,337	1,670	18,448	2,915	2,417	171	263,958

As of December 31, 2011	225,467	2,146	21,212	2,621	2,509	30,359	284,314

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
As of December 31, 2011	35,823	341	3,370	416	399	4,824	45,173

The Group's buildings are situated in Mainland China and are held on land under medium term leases (lease with a term less than 50 years). The leases of the said land expire in 2056.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

As of December 31, 2011, no Group's buildings (2010 and 2009: carrying amounts of approximately RMB136,744,000 and RMB243,481,000, respectively) were pledged to secure general banking facilities granted to the Group (Note 23).

14.	PREPAID LAND LEASE PAYMENTS

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Carrying amount at January 1	4,647	29,247	29,993	30,745
Additions	-	-	-	-
Recognized during the year	(119)	(748)	(746)	(752)

Carrying amount at December 31	4,528	28,499	29,247	29,993
Current portion included in prepayments, deposits and other receivables (Note 18)	(103)	(648)	(648)	(646)

Non-current portion	4,425	27,851	28,599	29,347

The Group's prepayment of land use rights is for medium term land located in Mainland China. The leases expire between 2055 and 2056.

As of December 31, 2011, no land use right (2010 and 2009: carrying amounts of approximately RMB12,310,000 and RMB29,837,000, respectively) was pledged to secure general banking facilities granted to the Group (Note 23).

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

14.	PREPAID LAND LEASE PAYMENTS (continued)

Management based its conclusion on the fact that the local government has been advised that the Group intends to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for the Group’s failure to commence construction. Consistent with the objectives of the local government, the construction in the Jinjiang area will inject capital into the local economy and result in an expansion of the Group’s local workforce. As of December 31, 2011, the carrying amount of this piece of land was RMB5,339,000 (2010: RMB5,461,000; 2009: RMB5,584,000).

15.	Deposit paid for acquisition of land use rights

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Carrying amount at January 1	2,002	12,600	-	-
Additions	9,601	60,430	12,600	-

Carrying amount at December 31	11,603	73,030	12,600	-

As of December 31, 2011, a total deposit of RMB73,030,000 was paid for land use rights over two parcels of land.

As at December 31, 2011, the deposit of RMB26,230,000 (2010: RMB12,600,000) was paid for land use rights over a parcel of land in Jinjiang, Fujian Province, the PRC. On May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, four sales and purchase agreements were entered into between the Group and the independent third parties for the transfer of the right arising from the aforesaid deposit paid at a consideration of RMB5,400,000, RMB7,640,000, RMB600,000 and RMB7,590,000, respectively. RMB5,000,000 was paid to the Jinjiang Municipal Bureau of Land and Resources for the application of the land use right. The Group plans to use this parcel of land for the construction of new staff quarters, which is expected to be completed by the end of 2012.

The consideration of RMB26,230,000 was fully paid by the Group to the independent third party as of December 31, 2011. The Group is in the process of obtaining the relevant State-owned Land Use Rights Certificate.

On December 20, 2011, a contract was entered into between the Group and the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City. Under this contract, the Group would purchase a parcel of land of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, for a total consideration of RMB198,000,000. The Group plans to use this parcel of land for the construction of a new production facility, which is expected to be completed by the end of 2013. The land purchase proposal has not been finalized and is subject to municipal and administrative approvals. As at December 31, 2011, the deposit of RMB46,800,000 was paid as a performance bond. The outstanding amount of RMB151,200,000 is disclosed as a capital commitment in Note 30(a).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

16.	INVENTORIES

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Raw materials	1,043	6,566	12,424	12,071
Work in progress	264	1,659	2,561	1,243
Finished goods	3,712	23,364	29,762	42,652

	5,019	31,589	44,747	55,966

17.	TRADE RECEIVABLES

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Trade receivables	111,201	699,891	611,660	812,747
Impairment	-	-	-	-

	111,201	699,891	611,660	812,747

The Group's trading terms with its customers (independent distributors) are mainly on credit. The credit period is generally for a period of two to four months. As the Group monitors and controls the outstanding amounts due from the distributors and requires the distributors to make continuous payment before getting new products, the distributors usually do not fully utilize the granted credit period.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Group's trade receivables as of December 31, 2011, 2010 and 2009, based on the invoice date, is as follows:

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Within 60 days	76,574	481,947	398,484	400,750
61 to 90 days	17,633	110,981	179,554	269,956
91 to 180 days	16,994	106,963	33,622	142,041
181 to 360 days	-	-	-	-

	111,201	699,891	611,660	812,747

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

17.	TRADE RECEIVABLES (continued)

An aging of trade receivables as December 31, 2011, that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past
	due nor	Less than	31 to	Over
	impaired	30 days	120 days	120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

December 31, 2009	808,631	4,116	-	-	4,116	812,747
December 31, 2010	611,660	-	-	-	-	611,660
December 31, 2011	699,891	-	-	-	-	699,891

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

December 31, 2011	111,201	-	-	-	-	111,201

Receivables that were neither past due nor impaired relate to customers with no recent history of default.

The carrying amounts of trade receivables approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

18.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Prepaid advertising	218	1,375	2,714	15,777
Prepaid expenses	233	1,470	13,693	2,532
Prepaid land-lease payments	103	648	648	646
Rental deposits	101	635	612	30
Other receivables	102	637	2,121	855

	757	4,765	19,788	19,840

All of the other receivables are expected to be recovered or recognized as expense within one year.

The carrying amount of prepayments, deposits and other receivables approximate to their fair value.

Staff advances include in other receivables are considered as financial assets in the scope of IAS 39.

19.	PLEDGED DEPOSITS

The pledged deposits were used to secure the bills payables of the Group (Note 21).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

20.	CASH AND CASH EQUIVALENTS

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Time deposits	63,554	400,000	200,000	-
Cash and bank balances	89,661	564,317	562,798	277,204

	153,215	964,317	762,798	277,204
Less: Pledged deposits for bills payable	-	-		(15,000)

Cash and cash equivalents	153,215	964,317	762,798	262,204

At the end of the reporting period, the cash and cash equivalents of the Group denominated in RMB amounted to RMB927,470,000 (2010: RMB696,554,000; 2009: RMB205,209,000). RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one month to three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates. The bank balances, time deposits and pledged bank deposits (Note 19) are deposited with creditworthy banks with no recent history of default. The carrying amounts of cash and bank balances approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

21.	TRADE AND BILLS PAYABLES

An aging analysis of the Group's trade and bills payables as of December 31, 2011, based on the invoice date, is as follows:

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Within 90 days	9,524	59,941	110,992	160,538
91 to 180 days	-	-	9	-
181 to 360 days	-	-	-	-
Over 360 days	-	-	-	-

Trade payables	9,524	59,941	111,001	160,538
Bills payables	-	-	-	35,000

Trade and bills payables	9,524	59,941	111,001	195,538

The trade payables are non-interest-bearing and are normally settled on 30- to 90-day terms. All of the trade and bills payables are expected to be settled within one year.

The carrying amounts of trade and bills payables approximate to their fair values.

No bills payables were noted as of December 31, 2011 and 2010. Bills payables as of December 31, 2009 were secured by pledged bank deposits (Note 19), certain personal guarantees and asset pledge (Note 23).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

22.	DEPOSITS RECEIVED, OTHER PAYABLES AND ACCRUALS

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Deposits received	1,748	11,000	11,000	14,000
Accrued liabilities	4,691	29,529	33,261	24,040
Accrued IPO expenses	484	3,046	3,188	3,313
Accrued interest on preferred shares	-	-	-	6,875
Value added tax payables	1,387	8,729	18,136	14,614

	8,310	52,304	65,585	62,842

Other payables and value added tax payables are non-interest-bearing and have an average term of three months. All of the other payables are expected to be settled or recognized as income within one year or are repayable on demand.

The carrying amount of deposits received, other payables and accruals approximate to their fair value.

Deposits received primarily relate to deposits made by distributors in accordance with the distributorship agreements. Each distributor must pay the Group a fixed sum of RMB500,000 as security for the performance of their obligations under the distributorship agreement. The Group has the right not to refund the deposit to the distributors if they do not comply with the terms stipulated in the distributorship agreements. The Group will refund the deposit to a distributor upon the expiration of the distributorship agreement should either party decide not to renew the agreement. During the term of the distribution agreement, the Group has the right to terminate the distribution agreement, at its sole discretion and at anytime, if the distributions cannot meet certain sales target and payment requirements. Accordingly, management considers it appropriate to classify the deposits from the Group’s distributors as a current liability.

23.	INTEREST-BEARING BANK BORROWINGS

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Current
Bank loans - secured and repayable within one year	-	-	18,000	58,000

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

23.	INTEREST-BEARING BANK BORROWINGS (continued)

		2011		2010		2009
	Maturity date	RMB'000	Maturity date	RMB'000	Maturity date	RMB'000
Current
Bank loans - secured and repayable	-	-	Nov 4, 2011	18,000	May 31, 2010	10,000
					Jun 7, 2010	8,000
					Jun 17, 2010	6,000
					Jun 17, 2010	34,000
				18,000		58,000

The above bank loans were denominated in RMB. The bank loans bore interest at the PRC RMB prime rate per annum. As of December 31, 2010 and 2009, the PRC RMB prime rate was 5.810% per annum and ranged from 5.310% to 6.372% per annum, respectively. Because of the short maturity, the carrying amounts of current bank loans approximate to their fair values.

The bank loans of RMB18,000,000 as of December 31, 2010 were secured by mortgages over certain buildings and land use rights of the Group situated in Mainland China (Note 13 and 14).

The bank loans of RMB58,000,000 as of December 31, 2009 were secured by:

(i)	personal guarantee of RMB60,000,000 from Mr. Lin Shuipan (Note 12(a)) and Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan; and
(ii)	mortgages over certain buildings and land use rights of the Group situated in Mainland China (Notes 13 and 14).

24.	AMOUNT DUE TO A DIRECTOR

The balance as of December 31, 2009 was unsecured, interest-free and due on demand. The carrying amount of this balance approximated to its fair value because of its short term. The amount was fully settled during 2010.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

25.	PREFERRED SHARES

On March 28, 2008, Windrace, Mr. Lin Shuipan and Elevatech Limited (the "GS Investor") entered into a subscription agreement (the "Subscription Agreement") under which GS Investor agreed to subscribe for 2,500 preferred shares representing 2.5% of the total issued share capital of Windrace after the issue and allotment of preferred shares under the Subscription Agreement (the "Subscription"). The consideration for the Subscription was HKD95.71 million (equivalent to RMB85,135,000).

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

GS Investor shall have the right to require Windrace to redeem any part or all of the preferred shares in cash for an amount equal to the consideration as stated in the Subscription Agreement. In addition, pursuant to the SPA, upon the redemption of the preferred shares, the Selling Parties will make a payment to GS Investor in respect of the sum of the issue price for each preferred share, plus 12% of internal rate of return (“IRR”) from the initial issuance date until redemption date of the preferred shares. During the year ended December 31, 2009, interest of RMB47,931, was credited to other payable.

A letter agreement and a redemption agreement were signed on May 8, 2009 and July 27, 2009, respectively, in which all of the outstanding preferred shares of Windrace were to be redeemed simultaneously with the Acquisition (as defined in Note 1).

As consideration for the redemption of the preferred shares, the sole preferred shareholder, Elevatech, were received a promissory note from Windrace providing for (i) the payment of HKD306.2 million (RMB272.5 million) on the earlier of the fifth business day following the date of issue of the promissory note and October 31, 2009 and (ii) an additional payment of USD1.0 million (equivalent to RMB 6.9 million) on June 30, 2010.

On October 23, 2009, the initial valuation of the preferred shares of HKD306.27 million (equivalent to RMB269,960,000) was fully repaid to the GS investors. As the accrued interest of RMB41,061,000 has been waived, the amount was treated as a gain to Windrace and was charged to the stockholders’ equity by crediting “other reserve” account.

On June 30, 2010, the additional payment of USD1.0 million (equivalent to RMB 6.9 million) was paid to the GS investors according to the letter agreement and the redemption agreement.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

25.	PREFERRED SHARES (continued)

Details of the net proceeds received from the issue of the preferred shares are analyzed as follows:

Preferred Shares	USD’000	RMB'000

Nominal value of the 8,000 Preferred Shares issued and liability component at the issuance date	40,235	274,639
Exchange rate effect	(323)	(2,207)

Liability component as January 1, 2009	39,912	272,432

Redemption of preferred shares	(39,912)	(272,432)

Liability component as December 31, 2009	-	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

26.	SHAREHOLDERS’ EQUITY

Common Stock

On October 21, 2009, the Company acquired 100% equity interest of Windrace by issuing an aggregate of 17,008,633 new ordinary shares (the “Additional Shares”) to the Sellers.

Common Stock – Escrow Agreement

Subject to an escrow agreement to be entered into among 2020, Windrace, the Company, the Sellers and the escrow agent and the Purchase Agreement, a portion of the Additional Shares were to be held in escrow and released by installment subject to Adjusted Net Earnings of Exceed. The Company defines adjusted profit after tax (the “Adjusted Net Earnings”) according to the interpretation of 2010 Adjusted Earnings in the Purchase Agreement. The Adjusted Net Earnings is defined as the profit for the year in the financial statements excluding: (i) the impact, positive or negative, of any fair value assessment or accounting impact attributable to the escrow agreement for the release of escrowed shares; (ii) the expenses relating to the completion of the transactions contemplated by the Purchase Agreement; (iii) the expenses, including interest expenses and other related expenses, related to the repurchase of the preferred shares held by the GS Investor; and (iv) the expenses relating to the grant of options under share option plans that may be implemented in the future.

If the 2009 Adjusted Net Earnings are not less than USD38,067,350, an aggregate of 5,563,714 Additional Shares would be released to the Sellers . If the 2010 Adjusted Net Earnings are not less than USD49,487,555, an aggregate of 4,277,590 Additional Shares would be released to the Sellers. If the 2011 Adjusted Net Earnings are not less than USD64,333,821, an aggregate of 1,425,863 Additional Shares would be released to the Sellers. If the Company achieves Adjusted Net Earnings of USD64,333,821 in 2011, 2,212,789 additional new ordinary shares of Exceed shall be issued to the Sellers as earn-out shares.

The contingent shares issuable under the escrow and the additional earn-out shares are accounted for as a financial instrument liability that is adjusted to fair value at each reporting date, with changes in fair value being recognized currently in the consolidated statements of comprehensive income. Once a measurement period for the issuance of such contingent shares ends, the contingent share liability related to that period is no longer conditional, and the obligation is reclassified from liability to equity, if the shares have been earned, based on the fair value of the obligation at the end of the measurement period. The activities in the contingent share liability during 2009, 2010 and 2011 were as follows:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

26.	SHAREHOLDERS’ EQUITY (continued)

Common Stock (continued)

Common Stock – Escrow Agreement (continued)

RMB'000
Deemed dividend for the fair value of the contingently issuable shares at October 21, 2009 with a charge to retained earnings	761,854
Change in fair value during 2009 with a charge to the consolidated statement of comprehensive income	(170,948)
Reclassification of 2009 contingent share liability at December 31, 2009 from liability to equity	(240,995)
Exchange rate effect	(145)
Contingent share liability as of December 31, 2009	349,766
Change in fair value during 2010 with a charge to the consolidated statement of comprehensive income	(1,604)
Reclassification of 2010 contingent share liability at December 31, 2010 from a liability to equity	(197,419)
Exchange rate effect	(11,575)
Contingent share liability as of December 31, 2010	139,168
Change in fair value during 2011 with a charge to the consolidated statement of comprehensive income	(38,645)
Reclassification of 2011 contingent share liability at December 31, 2011 from a liability to equity	(94,069)
Exchange rate effect	(6,454)
Contingent share liability as of December 31, 2001	-

Number of Shares

Contingent shares issuable at October 21, 2009	13,479,956
Contingent shares earned in 2009, released from escrow in 2010	(5,563,714)
Contingent shares issuable as of December 31, 2009	7,916,242
Contingent shares earned in 2010, released from escrow in 2011	(4,277,590)
Contingent shares issuable as of December 31, 2010	3,638,652
Contingent shares earned in 2011, to be released from escrow and issued in 2012	(3,638,652)
Contingent share issuable as of December 31, 2011	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

26.	SHAREHOLDERS’ EQUITY (continued)

Common Stock (continued)

Common Stock – Escrow Agreement (continued)

METHODOLOGY — VALUATION OF CONTINGENT CONSIDERATION

When estimating the fair value of the financial liabilities that arise from release or issuance of Escrow Shares and Earn-out Shares which constitute the contingent consideration, management relied on the probabilistic scenario model which is commonly adopted to value a contingency driven by future non-market-related events. The Company consulted with an international independent valuation firm to assist it in developing the model and determining the fair value of the Escrow Shares and Earn-out Shares at each reporting period end. The following major factors were considered when estimating the valuation-date fair value of contingent consideration under this model:

1.	Expected or scenario-based projection of earning estimates

The earnings estimates adopted under different scenarios were referenced to the following sources:

(i)	Historical performance of the Company as of different valuation dates
(ii)	Internal profit forecasts prepared by the management as of different valuation dates
(iii)	Research reports on the Company issued by third-party analysts
(iv)	Industry earning growth rates implied by the consensus earnings estimates from Bloomberg

2.	Likelihood of various possible outcomes

The probabilities of achieving specified earnings estimates were management representation and based on their best estimate of the likelihood of different earning scenarios as of different valuation dates.

3.	Expected quantities of issuable Escrow Shares and Earn-out Shares

The number of shares issuable for a particular year under each scenario was calculated according to the release schedules stated in the Agreement for Sale and Purchase dated May 8, 2009 and the expected numbers of issuable Escrow Shares and Earn-out Shares as of different valuation dates are probability-weighted figures calculated using the probabilities estimated by the management and number of issuable shares.

4.	Fair value per share

The fair value per share is based on the prevailing market price as of each valuation date.

5.	Marketability discount on issuable shares

As the sale or transfer of Escrow Shares and Earn-out Shares is prohibited during a certain lock-up period after they are released or issued, marketability discounts were applied on the fair value of the contingent consideration to reflect this restriction from the release date or issue date to the expiry date of the lock-up restriction. An option-pricing method was used to estimate the discount for lack of marketability ("DLOM"). Under an option-pricing method, the cost of a put option, which can hedge the price change before the privately held share can be sold, was considered as a basis to determine the lack of marketability discount. This option-pricing method is one of the methods commonly used in estimating DLOM, as it can take into consideration factors like timing of liquidity event (expiry of lock-up period in this case) and estimated volatility of the Company or shares of peer companies.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

26.         SHAREHOLDERS’ EQUITY (continued)

Common Stock (continued)

Common Stock – Escrow Agreement (continued)

METHODOLOGY — VALUATION OF FINALIZED CONSIDERATION

The fair value of the finalized considerations as of December 31, 2009, 2010 and 2011 were calculated through multiplication of the actual quantities of the issuable Escrow Shares and Earn-out Shares by both the prevailing market price as of valuation date and the appropriate marketability discount.

After determining all the key parameters, the fair value of the contingent liabilities and finalized considerations as of each valuation date was then calculated through multiplication of the expected quantities of the issuable Escrow Shares and Earn-out Shares by both the prevailing market price as of the valuation date and the appropriate marketability discount. Below are some of the key assumptions:

	October 21, 2009	December 31, 2009	December 31, 2010	December 31, 2011

Volatility	51%-61%	44%-56%	39%-45%	56%-65%
Marketability discount	11%-37%	10%-33%	11%-23%	18%-20%
Current stock price	US$12.1	US$8.5	US$8.26	US$4.9
Dividend yield	0.0%	0.0%	0.0%	0.0%

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

26.         SHAREHOLDERS’ EQUITY (continued)

Common Stock (continued)

Common Stock – Escrow Agreement (continued)

The Company originally accounted for the contingent share liability as an adjustment to equity wholly contained in equity at the time the shares were actually issued to the prior shareholder, as a stock dividend. See Note 2 for a summary of the impact of the change in the method of accounting for the contingent share liability.

The Company exceeded the Adjusted Net Earnings for the years ended December 31, 2011, 2010 and 2009. The shares described above became issuable in each of the years based on the Adjusted Earnings Targets, and were released or issued in the subsequent year.

Common Stock – Investment Agreement

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

26.         SHAREHOLDERS’ EQUITY (continued)

Treasury shares

In accordance with its share repurchase program announced on August 15, 2011, the Company has purchased 415,751 of its ordinary shares as of December 31, 2011, at an average price of USD4.34 per share, for a total purchase price of approximately USD1.8 million (approximately RMB11.5 million). As previously announced, the Company is authorized to repurchase up to USD10 million of its ordinary shares within 6 months of August 15, 2011 using existing cash reserves. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and be subject to the restrictions relating to volume, price and timing under applicable laws.

At December 31, 2011, the Company held 415,751 (2010: Nil; 2009: Nil ) of its own shares. The market value of these shares as at December 31, 2011 was approximately USD2.0 million (RMB12.8 million).

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

In 2010, the Company implemented a program for early cashless exercise of warrants through ordinary share exchange, which offered the holders of all 10,890,000 outstanding warrants (the “Warrants”), including Warrants held as part of the Company’s units, the opportunity, for a limited time, to acquire ordinary shares of the Company (the “Ordinary Shares”) by exchanging the Warrants for Ordinary Shares. A total of 32,550 Warrants (approximately 0.3% of the outstanding Warrants) were exchanged for a total of 8,223 Ordinary Shares in this tender offer. Besides the tender offer, a total of 10,993 (2010: 879,372; 2009: Nil) warrants were exercised into shares in 2011.

The Company's publicly traded warrants expired in accordance with their terms on November 8, 2011. 922,915 warrants were exercised during the period from October 21, 2009 to November 8, 2011, generating USD4,674,000 in cash for the Company. As of December 31, 2011, the Company had no warrants outstanding (2010: 9,978,078; 2009: 10,890,000). The common stock warrants were treated as equity instruments according to IAS 32 paragraph 22.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

26.         SHAREHOLDERS’ EQUITY (continued)

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

The Company paid the cash consideration to Morgan Joseph out of the proceeds of a subscription in the aggregate amount of USD2,500,000 by the Investors for shares of the Company’s common stock. The subscription was completed on November 30, 2009 as the final investment (as stated in Note 26 – Common Stock).

Reserves

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statements of changes in equity.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

The number of ordinary shares of USD0.0001 each in the share capital of the Company, that may be issued or transferred (A) upon the exercise of option rights or appreciation rights, (B) in payment of restricted stock and released from substantial risks of forfeiture thereof, (C) in payment of restricted stock units, (D) in payment of performance shares or performance units that have been earned, (E) as awards to non-employee directors, (F) as other awards, or (G) in payment of dividend equivalents paid with respect to awards made under the Plan, shall be 1,000,000 shares of common stock plus, during each calendar year of the Company during which this Plan is in effect, an additional number of shares equal to the lesser of (1) 1,000,000 shares of common stock, (2) ten percent (10%) of the number of shares of all classes of common stock of the Company outstanding on the first business day of the Company’s fiscal year, and (3) such lesser number as may be determined by the Compensation Committee, in the aggregate not to exceed 10,000,000 shares of common stock plus, in each case, any shares of common stock relating to awards that expire or are forfeited or cancelled under this Plan. Such common stock may be shares of original issuance or treasury shares or a combination of the foregoing.

In 2011, the Company granted an additional 338,000 restricted shares (2010: 404,086 restricted shares; 2009: Nil) to its senior management and certain employees under the Plan. Restricted shares of 50,086 were granted outright in 2010. 163,000 restricted shares granted in 2011 will be vested 25%, 30% and 45% after the first year, second year and third year, respectively. The remaining granted restricted shares will be generally vested in equal installments over three years.

Share-based compensation expense related to the restricted shares under the Plan amounted to RMB7.9 million and was recognized in the consolidated statements of comprehensive income for the year ended December 31, 2011 (2010: RMB7.3 million; 2009: Nil).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

27.         EQUITY INCENTIVE PLAN (continued)

The following restricted shares were outstanding under the Plan during the years:

Unvested Restricted Shares	Number of Shares	Weighted Average Grant-date Fair Value USD
At January 1, 2009 and 2010	-	-
Granted during the year	404,086	7.55
Vested during the year	(50,086)	8.92
At January 1, 2011	354,000	7.26
Granted during the year	338,000	5.56
Vested during the year	(205,665)	7.53
Forfeited during the year	(145,918)	6.45

At December 31, 2011	340,417	5.75

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

28.         CONTINGENT LIABILITIES

At December 31, 2011, the Group is not aware of any significant contingent liabilities (2010: Nil; 2009: Nil).

29.         OPERATING LEASE ARRANGEMENTS

The Group leases certain of its office premises under operating lease arrangements. Leases for these properties are negotiated for terms ranging from 1 to 3 years.

As of the end of each reporting period, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	December 31
	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Within one year	512	3,225	2,941	173
In the second to fifth years, inclusive	311	1,959	4,292	15

	823	5,184	7,233	188

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

30.         COMMITMENTS

(a)	Capital commitments

Total commitments under these arrangements at the end of each reporting period were as follows:

	December 31
	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Contract for commitment in respect of
- acquisition of land	24,023	151,200	1,040	-
- design of new staff quarter	181	1,138	-	-
- purchase of property, plant and equipment	3,132	19,713	3,990	-

	27,336	172,051	5,030	-

(b)	Other commitments

Total commitments under these arrangements at the end of each reporting period were as follows:

	December 31
	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Advertising and promotional expenses
2010	-	-	-	24,267
2011	-	-	2,540	-
2012	1,227	7,723	-	-
2013	232	1,460	-	-
	1,459	9,183	2,540	24,267

Research and development (Note (i))
2010	-	-	-	500
2011	-	-	250	-
2012	119	750	-	-
2013	79	500	-	-
2014	79	500	-	-
2015	79	500	-	-
2016	40	250	-	-
	396	2,500	250	500

	1,855	11,683	2,790	24,767

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

30.         COMMITMENTS (Continued)

Note (i):               The agreement with the China Institute of Sport Science was renewed in October 2011. The Group has committed to pay predetermined annual fees of RMB500,000 to the China Institute of Sport Science for each of the years in the period from October 2011 to October 2016 for their assistance with the research and development of technology for its sports footwear and apparel, and the promotion of the technology content of its products.

31.         FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of each reporting period are as follows:

Financial assets – Loans and receivables (including cash and cash equivalents)

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Trade receivables	111,201	699,891	611,660	812,747
Other receivables	4	24	268	6
Pledged deposits	-	-	-	15,000
Cash and cash equivalents	153,215	964,317	762,798	262,204

	264,420	1,664,232	1,374,726	1,089,957

Financial liabilities

	2011	2011	2010	2009
			As Restated -	As Restated -
			Note 2	Note 2
	USD'000	RMB'000	RMB'000	RMB'000

Liabilities at fair value through the profit and loss
Contingent share liability	-	-	139,168	349,766
Other financial liabilities at amortized costs
Trade and bills payables	9,524	59,941	111,001	195,538
Other payables	5,596	35,223	39,414	41,745
Due to a director	-	-	-	1,687
Interest-bearing bank borrowings	-	-	18,000	58,000

	15,120	95,164	307,583	646,736

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

32.         FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank borrowings and cash and cash equivalents. The main purpose of these financial instruments is to fund the Group's operations. The Group has various financial assets and liabilities such as trade receivables and trade and bills payables, which arise directly from its operations.

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

The credit risk of the Group's other financial assets, which comprise deposits, other receivables, pledged bank deposits and cash and cash equivalents, arises from potential default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the overall industry in which customers operate also has an influence on credit risk but to a lesser extent. As of December 31, 2011, the Group had 22 distributors as customers. (2010: 22 distributors; 2009: 22 distributors). At the end of reporting period, the Group is exposed to certain credit risks as 54.5% (2010: 39.9%; 2009: 48.1%) of the total trade and other receivables were due from the Group’s five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset. The Group does not provide any guarantees which would expose the Group or the Company to credit risk.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 17.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

32.         FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

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

December 31, 2011	On demand	Less than 3 months	3 to 12 months	Total		Carrying amount
	RMB'000	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	USD'000

Other financial liabilities	11,000	24,223	-	35,223	5,596	35,223	5,596
Trade and bills payables	-	59,941	-	59,941	9,524	59,941	9,524

	11,000	84,164	-	95,164	15,120	95,164	15,120

December 31, 2010		Less than	3 to 12		Carrying
	On demand	3 months	months	Total	amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Interest-bearing bank borrowings	-	-	18,872	18,872	18,000
Other financial liabilities	11,000	-	28,414	39,414	39,414
Trade and bills payables	-	111,001	-	111,001	111,001

	11,000	111,001	47,286	169,287	168,415

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

32.         FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

December 31, 2009		Less than	3 to 12		Carrying
	On demand	3 months	months	Total	amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Interest-bearing bank borrowings	-	-	59,544	59,544	58,000
Other financial liabilities	15,687	20,870	6,875	43,432	43,432
Trade and bills payables	-	195,538	-	195,538	195,538

	15,687	216,408	66,419	298,514	296,970

EXCEED COMPANY LTD.AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

32.         FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains a capital ratio in order to support its business. The Group manages its capital structure and makes adjustment to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares. No changes were made in the objectives or policies during the reporting periods.

The Group monitors capital on the basis of debt-to-adjusted capital ratio, which is calculated as the net debt divided by adjusted capital. The debt-to-adjusted capital ratios as of the end of reporting period were as follows:

	2011	2011	2010	2009
	USD'000	RMB'000	RMB'000	RMB'000

Interest-bearing bank borrowings	-	-	18,000	58,000
Trade and bills payables	9,524	59,941	111,001	195,538
Less: Cash and cash equivalents	(153,215)	(964,317)	(762,798)	(262,204)
Pledged deposits	-	-	-	(15,000)

Net debt/(cash)	(143,691)	(904,376)	(633,797)	(23,666)

Total equity	311,796	1,962,414	1,536,706	1,148,432
Add: Amount due to a director	-	-	-	1,687

Adjusted capital	311,796	1,962,414	1,536,706	1,150,119

Debt/(cash)-to-adjusted capital ratio	N/A	N/A	N/A	N/A

EXCEED COMPANY LTD.AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

33.         POST BALANCE SHEET EVENTS

(a).	The Company has extended the date of expiration of the existing USD10 million share repurchase program from February 14, 2012 to August 14, 2012. As of April 27, 2012, the Company has purchased up to 563,364 of its ordinary shares, at an aggregate cost of approximately USD2.4 million, with a balance of approximately USD7.6 million available for further repurchases under the share repurchase program. The share repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice.

(b).	The board of directors of the Company has approved the establishment of a new operating subsidiary in Jiangxi Province and construct a new production facility on the purchased land in Ruichang City, Jiangxi Province, in order to increase its internal manufacturing capacity.

Save as disclosed elsewhere in this report, no other significant events took place subsequent to December 31, 2011.

34.         APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on April 30, 2012.

