Form 20-F/A
period 2011-12-31
Exceed Co Ltd.
filed 2012-06-04
CIK 1396016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes ☑ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amended 20-F”) of Exceed Company Ltd. amends our Annual Report on Form 20-F for the year ended December 31, 2011 that was filed with the Securities and Exchange Commission on April 30, 2012 (the “Original 20-F”). This Amended 20-F is filed to add Exhibit 15.4, Consent of Crowe Horwath (HK) CPA Limited, dated June 4, 2012 and to correct certain typographical error in note 33 on page F-77 in relation to the number of shares purchased. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our Chief Executive Officer and Chief Financial Officer are being filed as exhibits to this Amended 20-F under Item 19.

Except as described above, no other amendments are being made to the Original 20-F. This Amended 20-F does not reflect events occurring after the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendments discussed above. The complete text of Item 19. Exhibits, as amended, is repeated in this Amended 20-F.

Item 18. FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

33. POST BALANCE SHEET EVENTS

(a). The Company has extended the date of expiration of the existing USD10 million share repurchase program from February 14, 2012 to August 14, 2012. As of April 27, 2012, the Company has purchased up to 564,364 of its ordinary shares, at an aggregate cost of approximately USD2.4 million, with a balance of approximately USD7.6 million available for further repurchases under the share repurchase program. The share repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice.

(b). The board of directors of the Company has approved the establishment of a new operating subsidiary in Jiangxi Province and construct a new production facility on the purchased land in Ruichang City, Jiangxi Province, in order to increase its internal manufacturing capacity.

Save as disclosed elsewhere in this report, no other significant events took place subsequent to December 31, 2011.

Item 19. EXHIBITS

Exhibit No.	Description

1.1†	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1††	Specimen Stock Certificate

4.1††	Exceed Company Ltd. 2010 Equity Incentive Plan

4.2*	Translation of the Technology Cooperation Agreement with China Institute of Sports Science of the General Administration of Sport of China dated October 20, 2011

4.3*	Translation of the Contract for the Investment Project Regarding Setting up a Sportswear Manufacturing Base in Ruichang City with the municipal government of Ruichang City, Jiangxi Province dated December 20, 2011

8.1*	List of subsidiaries

12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Crowe Horwath (HK) CPA Limited, dated April 30, 2012

15.2*	Letter from Crowe Horwath LLP dated April 27, 2012

15.3*	Termination letter to Crowe Horwath LLP dated April 4, 2012

15.4	Consent of Crowe Horwath (HK) CPA Limited, dated June 4, 2012

†	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Commission on April 7, 2010 (File No. 001-33799).
††	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on December 20, 2010 (File No. 333-171280)
*	Previously filed with the Registrant’s Annual Report on Form 20-F on April 30, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD.
(Registrant)

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief
Executive Officer

Date: June 4, 2012