Form 20-F
period 2012-12-31
Exceed Co Ltd.
filed 2013-03-27
CIK 1396016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      or

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

Facsimile: 852 2153 2775

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,022,665 ordinary shares, par value US$0.0001 per share.

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

☐ Yes ☑ No

CONVENTIONS WHICH APPLY TO THIS FORM

Except where the context otherwise requires and for purposes of this form only:

•	“Acquisition” refers to the purchase by 2020 Chinacap Acquirco, Inc., or 2020, and Exceed of all the issued and outstanding ordinary shares of Windrace pursuant to a sales and purchase agreement dated May 8, 2009;

•	“business combination” refers to the completion of the Acquisition, which was effective on October 21, 2009;

•	“China” or “PRC” refers to the People’s Republic of China;

•	“Elevatech” refers to Elevatech Limited;

•	“Exceed” refers to Exceed Company Ltd.;

•	“IFRS” refers to International Financial Reporting Standards;

•	“RichWise” refers to RichWise International Investment Group Limited;

•	“we”, “us”, “our Company” and “our” refer to Windrace and its consolidated subsidiaries prior to the Acquisition and Exceed and its consolidated subsidiaries following the Acquisition;

•	“Windrace” refers to Windrace International Company Limited;

•	“XDLong China” refers to Xidelong (China) Co. Ltd.;

•	“XDLong Fujian” refers to Fujian Xidelong Sports Goods Co., Ltd.;

•	“XDLong Jiangxi” refers to Xidelong (Jiang Xi) Athletic Equipment Co., Ltd.

•	“XDLong HK” refers to Hei Dai Lung Group Company Limited; and

•	“XDLong Investment” refers to Windrace Investment Holding Limited.

This annual report contains translations of Renminbi amounts, or RMB, into U.S. dollars at specified rates solely for the convenience of the reader. Translation of amounts in Renminbi into U.S. dollars was calculated at the rate of US$1.00 = RMB6.2301 unless otherwise specified herein solely for the convenience of the reader. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On March 22, 2013, the exchange rate was RMB 6.2120 to US$1.00.

PART I

Item 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.     KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and the consolidated balance sheets data as of December 31, 2008, 2009, 2010, 2011 and 2012 have been derived from our consolidated financial statements. The report of Crowe Horwath HK (CPA) Limited, an independent registered public accounting firm, for each of the years in the three year period ended December 31, 2012 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and our consolidated balance sheets as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2008		2009		2010		2011		2012
	(in thousands, except for per share data)
	RMB		RMB		RMB		RMB		RMB		US$(1)
Consolidated Statements of Operations and Comprehensive Income Data
Revenues		1,820,282		2,077,958		2,698,891		3,288,561		2,383,516		382,581
Cost of sales		(1,323,262)		(1,464,856)		(1,857,251)		(2,296,298)		(1,707,801)		(274,121)
Gross profit		497,020		613,102		841,640		992,263		675,715		108,460
Other income and gains		1,188		5,855		6,416		14,791		15,917		2,555
Selling and distribution costs		(225,752)		(268,123)		(339,637)		(377,903)		(347,680)		(55,807)
Administrative expenses		(29,205)		(44,509)		(57,814)		(77,073)		(67,932)		(10,904)
Aborted IPO expenses		(31,382)		—		—		—		—		—
Research and development expenses		(17,649)		(24,953)		(40,783)		(53,863)		(44,227)		(7,099)
Finance costs		(23,511)		(29,566)		(1,893)		(856)		(638)		(102)
Share of loss in jointly-controlled entity		—		(16)		(17)		—		—		—
Gain from change in fair value of contingent share liability		—		170,948		1,604		38,645		—		—
Profit before tax		170,709		422,738		409,516		536,004		231,155		37,103
Tax		(2,181)		(3,771)		(56,274)		(65,922)		(32,213)		(5,171)
Profit for the year		168,528		418,967		353,242		470,082		198,942		31,932
Number of shares
Basic		5,741,466		8,292,331		25,232,827		29,700,010		32,997,441		32,997,441
Diluted		6,868,910		11,543,091		33,117,326		34,273,028		32,997,441		32,997,441
Earnings per share (2)
Basic	RMB	29.35	RMB	50.52	RMB	14.00	RMB	15.83	RMB	6.03	US$	0.97
Diluted	RMB	27.71	RMB	38.58	RMB	10.67	RMB	13.72	RMB	6.03	US$	0.97

	As December 31,
	2008	2009	2010	2011	2012
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	120,068	262,204	762,798	964,317	637,184	102,275
Working capital (3)	9,095	496,741	1,092,381	1,577,219	1,654,901	265,631
Total assets	815,387	1,467,785	1,744,150	2,085,757	2,265,773	363,680
Total liabilities	489,549	669,119	346,612	123,343	102,869	16,510

Total stockholders’ equity	325,838	798,666	1,397,538	1,962,414	2,162,904	347,170

(1)	Translation of amounts in Renminbi into U.S. dollars was calculated at the rate of RMB6.2301 to US$1.00, which was the daily exchange rate on December 31, 2012 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve.

(2)	Calculated on the basis of the business combination completed on October 21, 2009. See also note 11 of our consolidated financial statements included elsewhere in this form.

(3)	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve. These rates are provided solely for your convenience and we make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar (1)
	Average (2)	High	Low	Period End

2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
2012	6.2990	6.3879	6.2221	6.2301

	Renminbi per U.S. Dollar Exchange Rate
	High	Low
October 2012	6.2877	6.2372
November 2012	6.2454	6.2221
December 2012	6.2502	6.2251
January 2013	6.2303	6.2134
February 2013	6.2438	6.2213
March 2013 (through March 22, 2013)	6.2246	6.2117

(1)	For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period.

On March 22, 2013, the daily exchange rate was RMB 6.2120 to US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business and Industry

Further deterioration of economic conditions and a resulting decrease in consumer demand for our products could materially adversely affect our financial condition and results of operations.

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

To maintain our competitive position and pricing power, and to manage inventory levels and the efficiency of our distribution network, we have proactively engaged our distributors and authorized third party retailers in an effort to prudently manage the level of wholesale orders placed with us but not yet manufactured. In anticipation of weaker consumer demand in 2012, and to prevent a buildup of the level of inventory among distributors, we maintained our strategy to trim production and reduce deliveries. Our key strategies remain intact, but we have to continue to adjust operations as needed to stay focused on our priorities and to align with the changing market conditions. We cannot predict the timing or the duration of any further downturn in the economy or the related effect on our results of operations and financial condition. We continue to monitor the changing economic landscape and may modify our strategic direction based upon the changing business environment. If we do not react quickly enough to the changes in market or economic conditions, this could result in lost customers, decreased market share, and increased operating costs.

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

We distribute our products mainly through Xidelong retail selling locations. Xidelong retail selling locations are operated by our distributors and offer our products exclusively pursuant to the terms of our distribution arrangements. Some of the Xidelong retail selling locations, however, are operated by third-party retailers selected by our distributors. Because we do not have contractual relationships with these third-party retailers, we have limited control over their operations. We cannot assure you that our current distribution arrangements provide us with sufficient control to ensure the Xidelong retail selling locations sell our products on an exclusive basis. In addition, if our distributors or third-party retailers fail to provide quality customer service, our brand could become associated with poor customer service, which could damage our brand image and reputation and could have a material adverse effect on our business, results of operations and financial condition. Finally, if our distributors experience financial difficulties, they may unilaterally attempt to liquidate their inventory of our products through discounts at their Xidelong retail selling locations without our approval, which could damage the image and the value of our brand.

Fluctuations in purchase orders from our distributors could materially adversely affect our financial condition and results of operations.

We sell our products to distributors for subsequent resale to consumers. Our distributors generally do not have any contractual obligation to purchase a minimum quantity of our products or at a minimum price. We may need to lower the selling prices of our products at any time due to changing market conditions. Further, the quantities specified by our distributors in their purchase orders may be subsequently adjusted upward or downward on short notice. For instance, due to decreased consumer demand as a result of the global financial crisis, we agreed with certain distributors to reduce their orders in recent years to prevent excess inventory buildup. If our distributors perform poorly or if we fail to maintain good relationships with our distributors or retain them in our distribution network, our sales, financial condition and operating results could be materially adversely affected.

We rely on our distributors for the expansion of our retail sales network in different regions, but they may not be willing to accommodate the needs of our business plans.

Under our agreements with our distributors, for each designated geographical area or region, we only appoint one distributor instead of multiple competing distributors. This enables us to manage and monitor the distributor and the Xidelong retail selling locations in the designated region more effectively. As of December 31, 2012, our distribution network consisted of 4,909 Xidelong retail selling locations covering 30 provinces and municipalities in China. We rely on our existing and new distributors to assist us in exploring new markets for our products and identifying potential locations for new stores. Some of our distributors, however, may also distribute other brands of sports and leisurewear products, including brands of our competitors. Although these distributors are required to operate separate retail selling locations for other brands’ products, we cannot assure you that they will always provide favorable retail store locations and marketing resources to us. We cannot assure you that their expansion would be timely or sufficient in scope to satisfy the needs of our business. Further, to the extent that any distributor for any particular region ceases to cooperate with us for any reason and we are not able to find a suitable replacement distributor for that region in a timely manner, we could lose significant business in that region.

We rely on several large distributors for a significant portion of our sales.

We derive a significant portion of our sales from several large distributors. For 2010, 2011 and 2012, sales to our top five distributors accounted for approximately 37.6%, 43.3% and 41.3%, respectively, of our total revenue. For 2010, 2011 and 2012, sales to our single largest distributor accounted for approximately 8.7%, 12.6% and 12.1%, respectively, of our total revenue. As of December 31, 2011 and 2012, we have a certain concentration of credit risk as 54.5% and 41.6%, respectively, of our total trade and other receivables that were due from our five largest customers.We generally enter into distribution agreements with our distributors for a term of three years. Each of our top five distributors has maintained their business relationships with us for more than three years. We cannot assure you that our top distributors will renew their distribution agreements with us on commercially acceptable terms or at all.

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

Our distributors are required to sell our products at our suggested retail prices. During the previous years, a number of distributors notified us of certain products with minor deviation from their manufacturing specifications. Because the deviation was harmless and the quantities involved were immaterial, we allowed the distributors and their authorized third-party retailers to sell these products at a discount without affecting our selling prices to such distributors. The levels of discount were decided and approved by us on a case-by-case basis. Increased sales of products with deviation from their manufacturing specifications at discounted prices could damage our brand image. If there are products with more significant deviation from their manufacturing specifications, we could be required to reduce the selling prices of our products to distributors, which would adversely affect our business, financial condition and results of operations.

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

We provide credit to our distributors based on our assessment of each distributor’s financial condition. The consolidation of distributors concentrates our credit risk in a relatively small number of distributors and, if any of them were to experience a shortage of liquidity, it would increase the risk of nonpayment of their outstanding payables to us. The loss of, or significant decrease in, sales to these distributors, or their failure to pay us in a timely manner or at all, could materially adversely affect our business, financial condition and results of operations.

In addition, any shifting concentration of market share to a small number of distributors in a particular province or region increases our operational risks. If any one of them substantially reduces their purchases of our products, we could be unable to find a sufficient number of other retail selling locations for our products to sustain the same level of sales and revenues. Further, the consolidation of distributors could limit our ability to negotiate contract terms in our favor. For example, due to a small number of distributors existing in the industry to whom we can sell our products, our ability to sell products at the price level that we wish to could be adversely affected. If the selling prices to the distributors decrease, our profitability could be adversely affected.

We may be unable to respond to changing market trends and consumer preferences responsively.

Substantially all of our revenue is derived from the sale of sports and leisure wear products, which are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences and our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner.

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

The sportswear manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs, including our own manufacturing and outsourcing costs, will likely increase. This may in turn affect the selling prices of our products, which may then affect the demand for such products and thereby adversely affect our sales, financial condition and results of operations. In order to retain our labor, we have commenced the construction of a new staff quarters to improve the working and living environments of our employees at our current facility which was partially completed in 2012 with two more buildings expected to be completed in 2013. It is uncertain whether this project will help us retain our skilled labor or help us to reduce the pace of the increase of labor cost.

Increases in costs of raw materials and components, such as cotton, natural and synthetic leather and semi-finished rubber soles; and increases in other production costs, such as electricity costs, could have similar adverse effects, particularly if we are unable to identify and employ other appropriate means to reduce our costs of production.

Our profitability could be materially adversely affected by the expiration of tax exemption and reduction applicable to us in the past.

Our profit is affected by the income tax that we pay and any preferential tax treatment that we receive. As a foreign-invested enterprise engaged in the manufacturing business, XDLong China was entitled to the preferential tax treatments provided under the Foreign Enterprise Income Tax Law. XDLong China was fully exempted from the enterprise income tax in 2008 and 2009, and was entitled to its first two profitable years, a 50% tax reduction in 2010, 2011, and 2012, the following next three years. This tax reduction expired on December 31, 2012. As a result, XDLong China will be subject to 25% enterprise income tax in 2013, which will negatively impact our profit in the future.

Interruptions in the supply of raw materials and components could adversely affect our business, financial condition and results of operations.

Our manufacturing operations depend on adequate supplies of raw materials and components. We purchase a large portion of our raw materials and components from a small number of suppliers. For 2007 and 2008, our standard supply agreements were for one year. Starting from 2009, some agreements have been extended to two years. Most of our raw materials suppliers are located in Quanzhou, which is adjacent to our production facility in Jinjiang. Our contractual relationships with most of our suppliers have been in place since 2004. For 2010, 2011 and 2012, our top five raw material suppliers and contract manufacturers accounted for approximately 45.8%, 44.2% and 53.6% respectively, of our total purchases from raw material suppliers and contract manufacturers. During the same periods, our single largest supplier accounted for approximately 10.9%, 11.1% and 14.8%, respectively, of our total purchases. We cannot assure you that our top suppliers will continue to deliver raw materials or components to us in a timely manner or at acceptable prices and quality, or at all. Any disruption in supply of raw materials or components from our suppliers may adversely affect our business, financial condition and results of operations.

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

For 2010, 2011 and 2012, our single largest contract manufacturer of footwear accounted for approximately 37.5%, 35.6% and 50.3%, respectively, of our total purchases of footwear. For 2010, 2011 and 2012, our single largest contract manufacturer for apparel and accessories accounted for approximately 14.7%, 12.2% and 15.2%, respectively, of our total purchases of apparel and accessories. For 2010, 2011 and 2012, our top five contract manufacturers for apparel and accessories accounted for approximately 56.1%, 45.7% and 61.0%, respectively, of our total purchases of apparel and accessories.

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

In order to reduce such reliance, we have entered into an agreement with the municipal government of Ruichang City to acquire a parcel of land for the construction of sportswear production facility. The first phase of the new production facility is expected to be completed by the end of 2013. It is uncertain whether the completion of this project will help us avoid any future interruption in the supply of our products or whether this investment is justified as a result of the recent slowdown of our sales.

Failure to optimize our manufacturing potential and cost structure could materially increase our overhead, causing a decline in our margins and profitability.

We strive to utilize the manufacturing capacity of our facilities fully and expand our manufacturing capacity to meet additional demands but may not do so on a consistent basis. Our factory utilization is dependent on our success in, among other things:

•	accurately forecasting demand;

•	predicting volatility;

•	timing volume sales to our customers;

•	balancing our productive resources with product mix; and

•	planning manufacturing services for new or other products that we intend to produce.

Demand for manufacturing of our products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities.

Failure to effectively promote or maintain the Xidelong brand could adversely affect our business and results of operations.

The image of the Xidelong brand is an important factor in influencing consumer preferences and building brand loyalty. Promoting and maintaining the Xidelong brand is therefore crucial to our success and growth within the PRC sportswear market. We have a branding and promotional department that deals mainly with media arrangements, sponsorships, other endorsement activities and store image maintenance. For 2010, 2011 and 2012, we spent approximately 11.7%, 10.7% and 13.8%, respectively, of our annual revenue on advertising and promotional activities.

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

We also collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand. Our brand is therefore partly dependent on the public perception of these individuals, over which we have no control. In 2012, we continued to sponsor “Fitness for All” Sports Campaign and engage By2, a pop musical group as our product spokesperson. Any negative publicity, whether in the PRC or abroad, in relation to our brand or our brand representatives could have an adverse effect on the public’s perception of our brands. This negative publicity could arise from poor performance by our endorsers in their fields, our failure to continue to identify correctly promising athletes and or celebrities to use and endorse our products, or our failure to enter into endorsement arrangements with prominent athletes and sports organizations.

If we are unsuccessful in promoting our Xidelong brand among its targeted consumer groups, the goodwill and consumer acceptance of our Xidelong brand may be eroded, and our business, financial condition, results of operations and prospects could be adversely affected.

Our sales could be affected by seasonality, weather conditions and a number of other factors.

All of our products are sold to distributors for subsequent resale to consumers in the PRC. Generally, PRC consumers’ spending behavior varies seasonally, particularly during the Chinese New Year in early spring, the Labor Day holiday in early May, the summer months and the National Day holiday in early October.

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

Our business began when XDLong Fujian was established in September 2001. Our historical financial information may not necessarily reflect our future results of operations. In particular, since the commencement of our apparel business in 2003, we have outsourced all of our apparel production and a portion of footwear production to contract manufacturers. We have a limited operating history in the sale and marketing of apparel. As a result, the historical operating results of our apparel business may not provide a meaningful basis for evaluating the performance of our apparel business going forward. There also may not be a sufficient basis to evaluate our future prospects.

We may not be able to resume our growth after the current slow-down or manage our growth effectively.

Despite the recent slow down in 2012, we have been expanding our business rapidly and intend to continue to do so either through organic growth or through acquisitions and investments in related businesses as we deem appropriate. Such expansion may place a significant strain on our managerial, operational and financial resources. Our expansion plans will require us to increase investments in, and devote significant resources to, our brand promotion efforts, internal production capacities, research and design capabilities and the Xidelong sales distribution network operated by our distributors. If we fail to implement our future expansion plans, we may not achieve our growth target. Furthermore, our ability to obtain adequate funds to finance our expansion plans depends on our financial condition and results of operations, as well as other factors that may be outside our control, such as general market conditions, the performance of the PRC sportswear industry, and political and economic conditions in China. If additional capital is unavailable, we could be forced to abandon some or all of our expansion plans, as a result of which our business, financial condition and results of operations could be adversely affected.

We have no prior experience in engaging in the management and operation of retail selling locations or retail business. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing our growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. We have decided to establish a production facility in Ruichang City, Jiangxi Province. We cannot assure you that our expansion plan will be successful or our personnel, procedures and controls will be managed effectively to support our future growth adequately. Failure to manage our expansion effectively could affect our success in executing our business plan and adversely affect our business, financial condition and results of operation. In addition, our growth in percentage terms could slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

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

While design and aesthetics of our products are important factors for consumer acceptance of our products, technical innovation in the design of footwear, apparel, and accessories is also essential to the commercial success of our products. Research and development plays a key role in technical innovation. We rely upon specialists in the fields of biomechanics, exercise physiology, engineering, industrial design and related fields, and other experts to develop cutting edge performance products. While we strive to produce products that help reduce injury, enhance athletic performance and maximize comfort, our failure to introduce technical innovation in our products could result in a decline in consumer demand for our products.

Our research and development capabilities may be adversely affected if we are unable to renew the technology cooperation agreement with the China Institute of Sport Science.

One element of our growth strategy is to continue to design and manufacture products through further investment in product design and research and development initiatives. We primarily rely on the China Institute of Sport Science for such research and development initiatives. We renewed our technology cooperation agreement with the China Institute of Sport Science in October 2011 for another five years. We cannot assure you that the China Institute of Sport Science will agree to renew the agreement again when it expires on its terms in the future, nor can we assure you that after renewal, the China Institute of Sport Science will comply with the terms and conditions of the agreement and the renewal provisions. If we do not renew the agreement or if the China Institute of Sport Science does not honor the terms of the agreement for any reason, our research and development capabilities may be adversely affected. This could in turn have an indirect adverse effect on our business, financial condition and results of operations.

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

We could be subject to other lawsuits and regulatory actions relating to our business from time to time. Due to the inherent uncertainties of litigation and other proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse impact on our business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management’s attention from our operations and result in substantial legal fees.

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

Pursuant to the State-owned Land Use Right Transfer Contract for the grant of land use rights for the production site in Jinjiang, XDLong Fujian was required to commence construction by February 28, 2006. However, XDLong Fujian did not commence construction by such date because we decided to construct production facilities on another larger parcel of land owned by XDLong China. Currently, we have planned to construct additional facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. On July 1, 2012, the Ministry of Land and Resources issued the Measures on Disposing Idle Land. The new regulation emphasizes that the land authority shall repossess the idle land without any compensation if the scheduled construction has not commenced for two years. The new regulation also stipulates the procedures, results and other details regarding repossessing idle land. We do not believe that the parcel of land held for use by XDLong Fujian met the definition of idle land in accordance with the new regulation. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management based its conclusion on the fact that the local government has been advised that we intend to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction. Consistent with the objectives of the local government, the construction of the additional facilities in the Jinjiang area will inject capital into the local economy and result in an expansion of our local workforce. As a result, we have concluded that the possibility of incurring impairment in value or loss of land use is remote.

The land covers an area of approximately 15,000 square meters and XDLong Fujian paid approximately RMB531,000 of land grant fees to the government. If the local government repossesses the land, we may lose our land use rights over the land and we will not be able to recover the land grant fees previously paid to the government. In addition, we will not be able to construct additional facilities on the land to implement our expansion plans.

Certain of our facilities are located on a parcel of land for which we have not obtained the certificate of land use rights.

We are constructing staff quarters on a parcel of land with an aggregate site area of approximate 22,160 square meters adjacent to our XDLong China production complex in Jinjiang. Pursuant to four sales and purchase agreements XDLong China entered into with independent third parties on May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, respectively, we are in the process of applying for the certificate of land use rights. Under the PRC laws, a certificate of land use rights is required for the construction and use of our facilities. If we fail to obtain the certificate of land use rights for any reason, we may be fined or required to relocate our staff quarters, which would adversely affect our business, results of operations and financial condition.

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

As a result of the global financial downturn that began in 2008, banks and other financial institutions tightened lending to businesses. As a result, businesses experienced difficulties in obtaining credit at commercially acceptable terms, or at all. We obtained new bank borrowings of RMB18.0 million in 2010. We did not obtain any new bank borrowings in 2011 but obtained new bank borrowings of 30.0 million in 2012. We cannot assure you that we will continue to be able to obtain additional funding when the need arises. If we are unable to obtain new credit facilities and are unable to finance our liquidity or working capital requirements through cash flows from operating activities or other sources, our business, financial condition and results of operations could be adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because we exited the accelerated filer status at the end of the fiscal year ended December 31, 2012 and now hold the status as a non-accelerated filer. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and could distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely affected and your investment in our stock could be rendered worthless.

Risks Relating to the PRC

Our future performance is dependent on the PRC economy and the PRC consumer market in particular.

We derive all of our revenue from sales of our products in the PRC. The success of our business depends on the condition and growth of the PRC consumer market, which in turn depends on macro-economic conditions and individual income levels in the PRC. We cannot assure you that projected growth rates of the PRC economy and the PRC consumer market will be realized under the current economic situation. Any future slowdowns or declines in the PRC economy or consumer spending could adversely affect our business, operating results and financial condition. We believe that consumer spending habits could be adversely affected during a period of recession in the economy or that uncertainties regarding future economic prospects could also affect consumer spending habits, all of which may have an adverse effect on certain enterprises operating within the consumer and retail sectors, including us. The consumer and retail market could be affected by the changing operating conditions in the PRC. With the accession of the PRC to the World Trade Organization, or WTO, changes and developments in the consumer and retail market could be volatile and unpredictable. For instance, the reduction in tariffs on foreign products after the liberalization of the PRC market and further entry of international brands may intensify the competition in the PRC market. This could have a material adverse impact on our business, financial condition and results of operations.

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

Exceed is a holding company incorporated in the British Virgin Islands and relies principally on dividends paid by operating subsidiaries in the PRC for cash requirements, including the funds necessary to service any debt we may incur. Applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards, which differ in many aspects from generally accepted accounting principles in other jurisdictions. Based on PRC accounting standards, our PRC subsidiaries are also required to set aside a certain percentage of their after-tax profit each year to their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations, which are not available for distribution as cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net income to us, whether in the form of dividends, loans or advances. Further, if any of our subsidiaries incurs debt in their own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to our Company. Any limitation on the ability of our subsidiaries to pay dividends could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Any changes in PRC policies on enterprise income tax could adversely affect our ability to pay dividends and our financial condition.

Our subsidiaries may trigger withholding tax requirements in the future under the PRC Enterprise Income Tax Law and the Rules on the Implementation of Enterprise Income Tax Law of the PRC, or Implementation Rules, depending on their classification as a PRC or non-PRC tax resident enterprise. Under the PRC Enterprise Income Tax Law and Implementation Rules, dividend and profit distribution by a “resident enterprise” to a “non-resident enterprise” will be subject a withholding tax rate of 5% if the latter is a qualified Hong Kong company and a withholding tax rate of 10% if the latter is a British Virgin Islands company. In contrast, qualified dividend and profit distribution from equity investment between “PRC tax resident enterprises” are exempt from withholding tax and income tax. Among other things, “qualified dividend and profit distribution” include investment income derived by a PRC tax resident enterprise from the direct investment in other PRC tax resident enterprises, other than investment income from circulating stock issued publicly by PRC tax resident enterprises and traded on stock exchanges where the holding period is less than 12 months.”

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

In March 2007, SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options and/or restricted share units under our equity incentive plans are subject to the Stock Option Rule. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, or the Updated Stock Option Rule, which replaced the Stock Option Rule issued by SAFE in March 2007. We have issued restricted shares under our equity incentive plan and we and our employees intend to make such application and complete all the requisite procedures in accordance with the Updated Stock Option Rule. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of the Updated Stock Option Rule, and we cannot assure you that we can complete all the procedures in a timely manner. If SAFE or other PRC governmental authorities determine that we or our PRC employees have failed to comply with the provisions of the Updated Stock Option Rule, we or they could be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our business operations.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within China and the PCAOB is currently unable to conduct inspections of the work of our auditors without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Investment in our Ordinary Shares

The market price for our ordinary shares could be volatile.

The trading price of our ordinary shares may be subject to fluctuations. During the period from October 13, 2009, the first day on which our ordinary shares were listed on the NASDAQ Capital Market, and were transferred and being traded on the NASDAQ Global Market and NASDAQ Global Select Market on June 28, 2010 and January 3, 2011, respectively. Until March 26, 2013, the trading prices of our ordinary shares ranged from US$1.18 to US$13.69 per ordinary share and the closing sale price on March 26, 2013 was US$1.35 per ordinary share. The market price for our ordinary shares could continue to be volatile and subject to fluctuations in response to factors including the following:

•	recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other sportswear companies;

•	additions or departures of our directors, executive officers and key research personnel; and

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares.

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

  A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active business of manufacturing and sales of sports and leisure footwear, apparel and accessories in China. Based on our use of cash for our business operations and on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2012, and we do not expect to become a PFIC for our taxable year ending December 31, 2013 or thereafter.  The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each taxable year. We cannot assure you that we were not a PFIC for our taxable year ended December 31, 2012 or that we will not become a PFIC for any future taxable year. The most consequential factor affecting the outcome of annual PFIC determination in 2013 and future taxable years will be our use of cash in our active business. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income tax rates, rather than the lower capital gain tax rates, if you dispose of ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see Item 10. “Additional Information—Taxation—United States Federal Income Taxation— Passive Foreign Investment Company Rules.”

Item 4.              INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of our Company is Exceed Company Ltd. We began our operation when we established in China as XDLong Fujian in September 2001. In January 2002, we began designing, manufacturing and selling footwear under the “” (“Xidelong”) brand name in a rented production facility in Jinjiang. In 2003, we began designing and selling Xidelong apparel and accessories. Our products are designed for consumers interested in performance sportswear and lifestyle leisurewear products.

In March 2007, we established our own production facility in Jinjiang. The facility currently has nine production lines, each with a designed production capacity of approximately one million pairs of footwear per year. In 2010, 2011 and 2012, we manufactured 7.9 million, 7.1 million and 6.3 million pairs of footwear, respectively, at our production facility. As of December 31, 2012, we had 22 distributors who operated 4,909 Xidelong retail selling locations located in 30 provinces and municipalities in China.

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

In late July 2011, the footwear business of XDLong Fujian was transferred to XDLong China. After the said transfer, XDLong Fujian has been primarily holding the land use rights used by our Company.

We incurred capital expenditures of RMB65.6 million, RMB38.7 million and RMB8.4 million in the fiscal years ended December 31, 2012, 2011 and 2010, respectively. The amount of capital expenditures in the fiscal year ended December 31, 2012 related primarily to our expenditures on the construction of a new staff quarters in Jinjiang, PRC and on the construction of our new production facilities in Ruichang City, PRC. These capital expenditures were funded from our operating cash flow. For additional information on our capital expenditures, see Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

The registrant has exited the accelerated filer status at the end of the fiscal year ended December 31, 2012 and now holds the status as a non-accelerated filer.

Our principal executive offices are located at Unit F, 24/F, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong. Our telephone number is (852) 2153 2771. Our agent for U.S federal securities laws purpose is Puglish & Associates whose address is 850 Library Avenue, Suite 204, Newark, Delaware, 10711.

B.	BUSINESS OVERVIEW

We design, develop and wholesale footwear, apparel and accessories under the “” (“Xidelong”) brand name and the “” trademark. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 48.0%, 50.3% and 1.7% respectively, of our total revenue in 2012. The composition was 46.0%, 52.7% and 1.3% in 2011 and 46.9%, 52.0% and 1.1% in 2010. Our primary footwear styles are sports and leisure footwear. Skateboarding and leisure footwear represented an aggregate of 23.2% of our total revenue in 2012. We believe the market for sportswear products similar to ours has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

We focus primarily on second and third-tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. Our target customers are between 15 to 35 years old. We plan to increase our penetration in those areas using a middle-market pricing strategy. We also aim to expand our geographical presentation and establish regional leadership, particularly in Southwest China and Southern China.

 The table below sets out the percentage of sales to distributors by region for the periods indicated:

	As of December 31,
	2010	2011	2012
Northern Region	13.8%	14.2%	14.7%
Northeastern Region	8.9%	4.4%	4.9%
Northwestern Region	10.7%	8.9%	9.7%
Eastern Region	15.0%	16.8%	17.7%
Southern Region	18.3%	25.9%	22.5%
Southwestern Region	33.3%	29.8%	30.5%
	100.0%	100.0%	100.0%

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

We distribute our products mainly through Xidelong retail selling locations, including Xidelong retail stores, which sell our products exclusively, department store concessionary counters, and stores-within-stores. We derive all of our revenue from sales to our distributors that operate, either directly or indirectly through third parties, the Xidelong retail selling locations that sell our products. These distributors may also engage authorized third-party retailers to operate Xidelong retail selling locations. We have contractual relationships only with our distributors, not any authorized third-party retailers. We believe that the sale of our products through distributors has enabled us to grow by leveraging on their regional retail expertise and economies of scale. We provide our distributors with retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail selling locations grew from 3,694 as of December 31, 2009 to 4,909 as of December 31, 2012, representing a CAGR of 9.9%.

We manufacture some of our products in our production facility in Jinjiang, and the remaining through third-party contract manufacturers. Our production facility has a gross floor area of approximately 66,102 square meters. We have nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During 2010, 2011 and 2012, we outsourced a portion of our footwear production and all of our apparel and accessories production to third-party contract manufacturers. All of our products, whether manufactured in-house or outsourced to third-party contract manufacturers, undergo testing by our stringent quality control system before being distributed for retail sale. For 2010, 2011 and 2012, approximately 55.2%, 64.5% and 57.0%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. The outsource proportion decreased in 2012 mainly attributed to the decrease in sales. Such percentages increased in 2011 primarily due to the limited production capacity in our existing production facility. In December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing facility on a parcel of land in Ruichang City. Pursuant to this contact, we would purchase several parcels of land with an aggregate site area of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, which we plan to use for the construction of a new production facility. The first phase of the new production facility is expected to be completed by the end of 2013. On December 1, 2012, a sales and purchase agreement was entered into for the formal transfer of the right of the aforesaid parcel of land of 193,333 square meters. The land purchase proposal for the remaining parcel of land of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals. Upon completion of the construction of our new production facility in Ruichang City, we expect our annual production capacity for our footwear products to increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. We believe increased in-house production capacities will give us more control over production process and allow us to reduce costs. Ultimately, the expansion of in-house production capacity will help increase gross profit margins, as we can reduce the reliance on outsourced manufacturing. It is an important part of our long-term strategy to gain better control on production, increase economies of scale, enhance profitability and capture a greater market share.

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

Products

We have three principal products: (i) footwear, (ii) apparel and (iii) accessories.

The table below sets forth our current main products under each product category:

Footwear	Apparel	Accessories
• Skateboarding	• Sports tops	• Bags
• Leisure	• Pants	• Socks
• Running	• Jackets	• Hats
• Basketball	• Track suits	• Caps
• Canvas	• Coats
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

 Production

Our production facility focuses on the production of higher-priced running and basketball footwear, which incorporates our proprietary intellectual property and technology. Located in Jinjiang, the production facility consists nine production lines with an annual production capacity of approximately nine million pairs of footwear, has an aggregate gross floor area of approximately 66,000 square meters and was established in March 2007. Prior to that, we carried out our production activities in a rented production facility in the same region. As of December 31, 2012, our production facility had 1,602 full time production staff.

Our production capacity has been increasing steadily. For the year ended December 31, 2005, we operated five production lines occupying an aggregate gross floor area of 6,000 square meters, with a production capacity of approximately five million pairs. After the establishment of our current facility in March 2007, we increased our production lines to seven production lines with an annual production capacity of approximately seven million pairs. In June 2008, we expanded to nine production lines with an annual production capacity of approximately nine million pairs. The utilization rates of our production facility for 2010, 2011 and 2012 were approximately 88%, 79%, and 70% respectively. In December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City. Pursuant to this contract, we would purchase a parcel of land with an aggregate site area of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, which we plan to use for the construction of a new production facility. The first phase of the new production facility is expected to be completed by the end of 2013. On December 1, 2012, a sales and purchase agreement was entered into for the transfer of the right of the aforesaid parcel of land of 193,333 square meters. The land purchase proposal for remaining parcel of land of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals. Upon completion of the construction of our new production facility in Ruichang City, we expect our annual production capacity for our footwear products to increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. We believe increased in-house production capacities will give us more control over production process and allow us to reduce costs. Ultimately, the expansion of in-house production capacity will help to increase gross profit margins, as we can reduce the reliance on outsourced manufacturing. It is an important part of our long-term strategy to gain better control on production, increase economies of scale, enhance profitability and capture a greater market share.

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

Outsourcing

In 2010, 2011 and 2012, we outsourced production of a portion of our footwear, generally products with lower technology content, and all of our production of apparel and accessories to third-party contract manufacturers. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing moving forward, to enhance profitability.

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

We procure semi-finished rubber soles, a key part of our footwear, and other components from component subcontractors. Other than these semi-finished rubber soles and other components, we do not purchase other finished products from component subcontractors. Component subcontractors manufacture semi-finished rubber soles to our specifications. We also recommend raw material suppliers to component subcontractors for their production of our footwear components. We select component subcontractors based on location, product quality, reliability, price, and speed of delivery. Similar to our raw materials suppliers, our component subcontractors are primarily located in Quanzhou. We pay our component subcontractors a subcontracting fee. The subcontracting fees for 2010, 2011 and 2012 were approximately RMB14.4 million, RMB10.4 million and RMB9.2 million (US$1.5 million), respectively. The major raw materials used in the production of our products included cotton, rubber and plastics. We are exposed to fluctuation in the prices of these raw materials which are influenced by global as well as regional supply and demand conditions. We plan to ease inflationary pressures through collaboration with our suppliers in efforts such as the collective procurement of materials.

For 2010, 2011 and 2012, our top five raw material suppliers and contract manufacturers accounted for approximately 45.8%, 44.2%, and 53.6% respectively, of total purchases from raw material suppliers and contract manufacturers. Our single largest supplier accounted for approximately 10.9%, 11.1% and 14.8%, respectively, of our total purchases during the same periods.

Inventory Control and Management

Our inventory consists of raw materials for our footwear production, footwear components and finished products. We keep generally low inventory levels of raw materials and components because we commence production only after receiving confirmed sales orders from our distributors. We have established an inventory management system to monitor inventory levels.

Our policy is to review regularly obsolete inventories based on the age and the expected future salability of a product. In addition, we carry out our physical inventory inspection on a timely basis to identify any obsolete or damaged inventories. We make specific provisions for a damaged item or an item of inventory that has a carrying amount lower than its net realizable value. During 2010, 2011 and 2012, we did not make any provisions for obsolete inventories.

We maintain our finished goods inventory in two warehouses, one for storage of footwear and the other for storage of apparel and accessories. We generally store finished goods according to types of footwear in our warehouses. For 2010, 2011 and 2012, our average inventory turnover were 10, 6 and 5 days, respectively, while our inventory balances at December 31, 2010, 2011 and 2012 accounted for approximately 2.6%, 1.5% and 0.5%, respectively, of our total assets.

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

Sales and Distribution

Our sales operations are managed and coordinated from our headquarters at Jinjiang. As of December 31, 2012, our sales and marketing center comprised a team of 137 staff. The sales department devises and implements policies for our distributors to assist them in operating the Xidelong retail selling locations, which include policies relating to marketing and promotion, sales management, pricing, recording of sales and human resources.

Sales network

We sell all of our products to distributors for subsequent resale to consumers through Xidelong retail selling locations. We do not sell products directly to consumers. As of December 31, 2012, our 22 distributors operated 4,909 Xidelong retail selling locations.

We categorize the Xidelong retail selling locations as either department store concessions or stand-alone shops. Department store concessions are designated sections of department stores that sell our products. Stand-alone shops are retail shops, usually on the street level. Xidelong retail selling locations are operated directly by our distributors or indirectly through third parties. Distributors place wholesale orders (which include purchase orders that the distributors secure from authorized third-party retailers) for our products at our sales fairs for retail sale at the Xidelong retail selling locations. Our top five distributors accounted for approximately 41.3% of our total revenue for 2012.

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

For 2010, 2011 and 2012, sales to our top five distributors accounted for approximately 37.6%, 43.3% and 41.3%, respectively, of our total revenue. During the same periods, sales to our single largest distributor accounted for approximately 8.7%, 12.6% and 12.1%, respectively, of our total revenue.

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

We usually introduce our new collections four to six months before the introduction of a new season’s products to consumers. We use the orders collected at the sales fairs to determine production schedules for each season and to plan future sales targets. We then manufacture our products in our production facility or through third-party contract manufacturers. After completion of production, the products are delivered to distributors, which in turn sell the products either directly to consumers or to their respective third-party retailers for eventual sales to consumers. We believe that our streamlined order, production and sales process allows us to manage our raw material procurement and credit exposure, minimize inventory exposure and increase sales.

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

For 2010, 2011 and 2012, advertising and promotional expenses constituted approximately 11.7%, 10.7% and 13.8% of our total revenue, respectively.

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

In 2011, we were named as one of the “Top Ten Sport-footwear Enterprises of 2010” in China and were selected as one of the “100 Most Valuable Brands of 2010 in the Footwear Industry” by the National Productivity Center of the Leather and Footwear Industry. Furthermore, we received the Outstanding Contribution Award from the General Administration of Sport of China for our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program. In addition, we have continued to sponsor the “Inter-City” television program, a popular entertainment show featuring athletic challenges that airs on channels CCTV 1 and 5, starting from the second quarter of 2011. To support our advertising and promotional initiatives, we have also engaged Genedigi, one of the largest and longest standing China-based marketing and public relations firms. This engagement, together with our ongoing marketing initiatives including our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program, has enhanced our brand significantly. Furthermore, we have engaged a new advertising company, a member of the American Association of Advertising Agencies, for the planning and production of television commercials for our spokespersons, By2, a Singapore-born, Taiwan-centric female pop music group and print advertisements for our products. The commercials are intended to position Xidelong as a sports brand that emphasizes a “happy lifestyle”.

In 2012, we were selected for the third consecutive year as the official partner of the Nationwide "Fitness for All" Campaign. The "Fitness for All" Campaign has been highly successful since inception in raising awareness of the benefits of sport and an active lifestyle, drawing participants from 39 cities, 210 colleges and universities and 16 enterprises, reaching almost 50 million people nationwide. Furthermore, we were named as one of the “2011 - 2012Top Ten Sport-footwear Enterprises” in China. In addition, we have continued to engage By2 as our spokespersons to promote Xidelong as a sports brand that emphasizes a “happy lifestyle”.

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

We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our property, plant and equipment other than land and inventory amounted to approximately RMB230.4 million (US$37.0 million) as of December 31, 2012. We also maintain insurance for inventory of raw materials, work-in-progress and finished goods, covering RMB250.0 million (US$40.1 million).

We do not maintain general product liability insurance for any of our products. Nevertheless, we believe that our practice is in line with the general industry practice in China, as product liability insurance is not required under PRC law. In 2010, 2011 and 2012, we did not receive any material claims from customers or consumers relating to our products.

Regulation

Corporate laws relating to foreign investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiaries XDLong Fujian, XDLong China and XDLong Jiangxi, except where the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as PRC subsidiaries XDLong Fujian, XDLong China and XDLong Jiangxi, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001.

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

Employee Stock Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, SAFE issued the Stock Option Rule. On February 15, 2012, SAFE issued the Updated Stock Option Rule, which replaced the Stock Option Rule issued by SAFE in March 2007. The purpose of the Updated Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies.

According to the Updated Stock Option Rule, if a PRC citizen participates in any equity incentive plan of an overseas-listed company, a PRC domestic agent or the PRC related company of such overseas listed company (such as the overseas-listed company itself, its parent company or its subsidiaries or branches in China) must, among others things, file an application with SAFE on behalf of such individual to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This is because PRC citizens may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic agent or the PRC-related company must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic agent also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas bank as trustee to hold overseas funds used in connection with any stock purchase.

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

We and our employees who are PRC citizens and individual beneficiary owners of restricted shares granted under our equity incentive plan are subject to the Updated Stock Option Rule.

In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who dispose of any vested shares. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities. As of the date of this annual report on Form 20-F, we have granted 541,318 restricted shares to our non-executive directors, senior management and certain employees.

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

Exceed is our investment holding company incorporated in the British Virgin Islands and we conduct our operations through our PRC subsidiaries, which are our indirect wholly owned subsidiaries. The following diagram illustrates our significant direct and indirect subsidiaries as of February 28, 2013:

Subsidiaries

In November 2011, we dissolved Exceed Brand Management (BVI) Co. Ltd. as it had remained dormant since its incorporation on December 3, 2009.

The following table sets forth information relating to our direct and indirect subsidiaries as of February 28, 2013:

	Beneficial Ownership Percentage	Jurisdiction of Incorporation
Windrace International Company Limited	100%	Cayman Islands
Windrace Investment Holding Limited	100%	British Virgin Islands
Hei Dai Lung Group Company Limited	100%	Hong Kong
Fujian Xidelong Sports Goods Co., Ltd.	100%	PRC
Xidelong (China) Co. Ltd.	100%	PRC
Xidelong (Jiang Xi) Athletic Equipment Co. Ltd.	100%	PRC

D.	PROPERTY, PLANTS AND EQUIPMENT

XDLong China owns and occupies a parcel of land in Jinjiang, Fujian with an aggregate site area of 38,784 square meters and the buildings have an aggregate gross floor area of 99,024 square meters was constructed upon this parcel of land. The buildings consist of a production facility, with nine production lines with an annual production capacity of approximately nine million pairs of footwear, a research and development center, office space, staff quarters, a recreation center and various sports facilities. We have obtained the land use rights certificate in relation to the land and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years beginning on December 25, 2006. The utilization rates of the production facility for 2010, 2011 and 2012 were approximately 88%, 79%, and 70% respectively.

XDLong Fujian owns a parcel of land located within the Group's production complex in Jinjiang, which has an aggregate site area of approximately 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land was required to commence by February 28, 2006. However, XDLong Fujian did not commence construction by such date because the Group decided to construct its production facilities on another larger parcel of land owned by XDLong China. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. On July 1, 2012, the Ministry of Land and Resources issued the Measures on Disposing Idle Land. The new regulation emphasizes that the land authority shall repossess the idle land without any compensation if the scheduled construction has not commenced for two years. The new regulation also stipulates the procedures, results and other details regarding repossessing idle land. We do not believe that the parcel of land held for use by XDLong Fujian met the definition of Idle Land in accordance with the new regulation. The local government agency has verbally confirmed that it does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Consistent with the objectives of the local government, the construction of the Group in the Jinjiang area has injected capital into the local economy and resulted in an expansion of the Group's local workforce.

Management based its conclusion on the fact that local government officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction, management has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

As of December 31, 2012, the deposit of RMB26.2 million (US$4.2 million) (2011: RMB26.2 million) was fully paid for land use rights over a parcel of land in Jinjiang, Fujian Province. Pursuant to four sales and purchase agreements XDLong China entered into with independent third parties on May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, respectively, we agreed to purchase a parcel of land adjacent to our XDLong China production complex in Jinjiang, with an aggregate site area of approximate 22,160 square meters, for which we are in the process of applying for the certificate of land use rights. We are currently constructing staff quarters on this parcel of land, which are expected to be completed in 2013. Under the PRC law, a company does not have the title to a parcel of land until it obtains the relevant certificate of land use rights although it may have contractual remedies under the land purchase agreements. Therefore, XDLong China does not have the title to the land parcel at this point.

Increased in-house production gives us more control over production process and allows us to reduce costs. We believe the addition of a new factory campus will increase our internal manufacturing capacity and expand our control over the entire product development process. In December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing facility on a parcel of land in Ruichang City. Pursuant to this contact, we would purchase a parcel of land with an aggregate site area of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, which we plan to use for the construction of a new production facility. The first phase of the new production facility is expected to be completed by the end of 2013. On December 1, 2012, a sales and purchase agreement was entered into for the transfer of the right of the aforesaid parcel of land of 193,333 square meters. The land purchase proposal for remaining parcel of land of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals. Upon completion of the construction of our new production facility in Ruichang City, we expect our annual production capacity for our footwear products to increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. We believe increased in-house production capacities will give us more control over production process and allow us to reduce costs. Ultimately, the expansion of in-house production capacity will help to increase gross profit margins, as we can reduce the reliance on outsourced manufacturing. It is an important part of the long-term strategy to gain better control of production, increase economies of scale, enhance profitability and capture a greater market share. The total consideration for the land parcel will amount to RMB198 million (approximately US$31.8 million), of which a deposit of RMB46.8 million (US$7.5 million) has been paid as a performance bond. On December 27, 2012, an additional premium of RMB73.1 million (US$11.7 million) was paid. The outstanding amount of RMB78.1 million (US$12.5 million) is disclosed as a capital commitment in Item 5.F. “Contractual Obligations and Commercial Commitments.” We will pay the remaining purchase price of RMB78.1 million (US$12.5 million) in cash. The Company has financed the deposit from its working capital and intends to finance the remaining purchase price from its working capital.

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

Overview

We design, develop and wholesale footwear, apparel and accessories under the “” (“Xidelong”) brand name and the “” trademark. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Our footwear, apparel and accessories represented 48.0%, 50.3% and 1.7%, respectively, of our total revenue in 2012. Our most popular footwear styles are sports and leisure footwear. Skateboarding and leisure footwear represented an aggregate of 23.2% of our total revenue in 2012 We believe the market for sportswear products similar to ours has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

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

We distribute our products mainly through Xidelong retail selling locations, including Xidelong retail stores, which sell our products exclusively, department store concessionary counters and stores-within-stores. We derive all of our revenue from sales to our distributors, which operate Xidelong retail selling locations themselves or engage authorized third-party retailers to operate Xidelong retail selling locations. We have contractual relationship only with our distributors, not any authorized third-party retailers. We believe that the sale of our products through distributors has enabled us to grow by leveraging their regional retail expertise and economies of scale. We provide our distributors retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail selling locations grew from 3,694 as of December 31, 2009 to 4,909 as of December 31, 2012, representing a CAGR of 9.9%.

We manufacture some of our products in our production facility in Jinjiang, and the remaining through third-party contract manufacturers. Our production facility has a gross floor area of 66,102 square meters. We have nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. During 2010, 2011 and 2012, we outsourced a portion of our footwear production and all of our apparel and accessories production to third-party contract manufacturers. All of our products, whether manufactured in house or outsourced to third-party contract manufacturers, undergo testing by our stringent quality control system before being distributed for retail sale. For 2010, 2011 and 2012, approximately 55.2%, 64.5% and 57.0%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. The outsource proportion decreased in 2012 mainly attributed to the decrease in sales. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing. Increased in-house production gives us more control over production process and allows us to reduce costs, while outsourced manufacturing allows us to avoid shortage or excessive labor if the demand fluctuates.

Our revenue increased from RMB2,698.9 million in 2010, to RMB3,288.6 million in 2011, and then decreased to RMB2,383.5 million (US$382.6 million) in 2012. Such increase in 2011 was primarily attributable to our business expansion and the increased demand for our products. The decrease in 2012 was mainly attributable to an industry-wide inventory level correction and unstable economic conditions which adversely affected the demand for sportswear products in 2012.

Factors Affecting Our Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

Macroeconomic conditions in China and our target markets

All of our revenue was derived from sales in China. Our financial condition and results of operations have been dependent upon macroeconomic conditions in China. The global macroeconomic slowdown such as the weakness of U.S. economy and the debt crisis of several European nations continued to impact China’s economy by the weakening of both domestic and overseas demand in 2012. Furthermore, China is going through a once-every-five-year leadership changeover in 2012. This has created uncertainties in its long-term policies regarding economic development and development in different sectors and further hurt confidence in both consumption and investment expenditure in 2012. According to the National Bureau of Statistics of China, the PRC economy grew by 9.8% from 2011 to 2012. Such growth rate was down by 8.0 percentage points as compared with the same period last year. Due to uncertain global macroeconomic environment continued to adversely impact the domestic Chinese economy, total retail sales of consumer products, the primary gauge of consumer spending in China, increased less significantly in 2012, by 14.3% from 2011 to 2012, representing a 3.0 percentage points lower than the same period last year.

We focus primarily on second and third-tier cities in China, particularly in Southwest China and Southern China, the regions that we believe present the best opportunity for retail sales growth due to rapid urbanization and economic development despite the economic slow-down in China overall. Urban consumption is expected to continue to be the primary contributor to consumer consumption in China. According to the National Bureau of Statistics of China, urban retail sales accounted for nearly 86.6% of total retail sales in 2012. We believe that we will be able to continue to capture the retail sales growth opportunities in our target markets.

Sportswear market in China

Sportswear brands have been suffering from excessive inventory, deep discounting, over-expansion of stores and intense competition in distribution channels in China in recent years. Most sportswear brands, including us, have taken cautious approach to reduce future orders, close less efficient stores, and improve efficiency of existing stores. Depending on the amount of inventory, the time required for the inventory returning to a normal level may vary among different brands. Despite such negative conditions, we expect that the adjustment of sportswear industry will lead to some positive developments which include lower rentals, market consolidation, decreased cost of raw materials and stabilized cost of labor. We believe that these developments are not only promoting a recovery but also preparing for sustainable growth of the sportswear industry in near future.

Consumer demand for sportswear in China

Consumer demand for sportswear in China is one of the key drivers of our revenue. Our success depends on the growth in such demand and the overall growth in the consumer market in China. Statistics published by the General Administration of Sport of China suggest that there is a general correlation between disposable income and sports participation in China. According to the National Bureau of Statistics of China, the PRC per capita annual disposable income of urban households grew at a CAGR of 11.6% from 1999 to 2012. Consumer Confidence Index in China reported by National Bureau of Statistics of China decreased to 103.70 in December of 2012 from 105.10 in November of 2012. Historically, from 1991 until 2012, China Consumer Confidence Index averaged 110.31 reaching an all-time high of 124.60 in August of 1993 and a record low of 97 in November of 2011. Under the unstable economy condition in 2012, people have tended to save up a higher portion of their income. However, according to the research report from McKinsey & Company, the average urban household spending could rise from RMB39,000 in 2012 to RMB112,000 in 2030. In addition, urbanization is expected to continue for another two decades, to reach 70%. As the general living standards in China continue to improve, we expect that the consumer demand in China will shift increasingly towards lifestyle-enhancing products, such as sportswear. We believe such trend will benefit our sales.

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

To target different segments within the mid-range market, we price our products at different price points. Stronger industry players are generally believed to be able to stay competitive and to achieve long term growth by leveraging their core strengths, including comprehensive advertising and promotion strategies, effective management of their distribution networks, cost-efficient operational systems, as well as better innovation and product offerings. In order to maintain our price competitiveness and sales volume, we review our pricing strategy regularly and make adjustments based on various factors, including the market response to existing recommended retail prices, the level of sales, the expected product margin on individual products, the prices of our competitors’ products and the anticipated market trends and expected demand from customers.

In addition, we believe that brand recognition is crucial to the consumers’ purchasing decisions, which may have a direct impact on our ability to maintain an attractive product portfolio at competitive prices. We position our Xidelong brand as a high-quality sports and leisurewear brand in China. We place great emphasis on brand building and promote Xidelong products through advertisements in the media, sponsorship of PRC sports events and various other promotional activities. For 2010, 2011 and 2012, our advertising and promotion expenses accounted for approximately 11.7%, 10.7% and 13.8%, respectively, of our total revenue. We intend to increase our marketing budgets for promotional activities in the future so as to further enhance our brand recognition and strengthen our market position.

Ability to strengthen and expand our distribution network

We distribute our products mainly through Xidelong retail selling locations, including Xidelong retail stores, which sell our products exclusively, department concessionary counters, and stores-within-stores. As of December 31, 2012, a network of 4,909 Xidelong retail selling locations was located in 30 provinces and municipalities in China. The number of Xidelong retail selling locations increased from 4,844 as of December 31, 2011 to 4,909 as of December 31, 2012. Our focus in 2012 was not to open more new retail selling locations but improve the efficiency of our existing ones. We believe that our success depends on our ability to strengthen and expand our distribution network, which in turn depends to a large extent on the performance of our distributors.

Ability to manage production costs and product quality

To meet production requirements and to remain profitable, we must obtain sufficient quantities of good quality raw materials from our suppliers in a timely manner and at commercially reasonable prices. The major raw materials used in the production of our footwear products are natural and synthetic leather, nylon, canvas, rubber and plastics. In addition, we use crude oil and electricity in our production. Therefore, increases in crude oil prices and electricity costs would increase our production costs. We believe that we will be able to offset a portion of any such increased costs by raising our production efficiency and leveraging our economies of scale. Historically, we have been successful in reducing the costs of raw materials as a percentage of our total cost of sales. We seek to capitalize on our purchasing and bargaining power to continue to obtain favorable prices from our major suppliers. We believe that effective cost management will enable us to sustain our profitability.

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

Income tax rates and preferential tax treatment

Our profit is affected by the income tax that we pay and any preferential tax treatment that we receive. As a foreign-invested enterprise engaged in the manufacturing business, XDLong China was entitled to the preferential tax treatments provided under the Foreign Enterprise Income Tax Law. XDLong China is subject to an enterprise income tax rate of 25%. However, it was fully exempted from the enterprise income tax during its first two profitable years in 2008 and 2009, followed by a 50% tax reduction for the next three years. Such tax treatment had a significant positive effect on our profit after taxation for 2010, 2011 and 2012. This tax reduction expired on December 31, 2012 and we will be subject to 25% enterprise income tax in 2013 which will negatively impact our profit.

A.	OPERATING RESULTS

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2010, 2011 and 2012 and has been prepared based on the financial statements of the companies that comprised Exceed and its consolidated subsidiaries, after elimination of inter-company transactions. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

Critical Accounting Policies and Estimates

We prepare our financial information in accordance with IFRS. The preparation of our financial information in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenue and expenses. The following sets forth the principal accounting policies applied in preparing our financial statements that management believes are critical not only because they are important to the portrayal of our financial condition and results of operations, but also because the application and interpretation of these policies require both judgments and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

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

To facilitate the operation and development of our business and to promote and enhance our brand recognition nationwide, we provide after-sales assistance and guidance to distributors. Such after-sale assistance and guidance generally include training of distributors’ employees and provision of promotional equipment and marketing brochures. Distributors are required to sell our products on an exclusive basis to be eligible for such assistance and guidance.

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

Inventory

Inventories are stated at the lower of cost and net realizable value after making due allowances for obsolete or slow moving items. Cost is calculated using the weighted average cost formula and comprises all costs incurred in bringing the inventories to their present location and condition. When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the period in which the related revenue is recognized. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred for completion of the production process and disposal upon delivery of finished goods to distributors. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Write-down of inventories to net realizable value is made based on the estimated net realizable value of the inventories. The assessment of the write-down amounts and the timing of such write-downs require estimates and management’s judgment. Where the actual outcome or expectation in future periods is different from management’s estimates, such differences may have a material impact on the carrying amounts of our inventories and any write-down amounts and write-back amounts in the period in which such estimate has been changed. No inventory amounts were stated at net realizable value in each of the years in 2010, 2011 and 2012 and we did not make any provisions for inventories during the same periods.

Useful lives and impairment of assets

Property, plant and equipment

Property, plant and equipment (other than construction-in-progress) are recorded at cost less accumulated depreciation and any impairment losses, and are depreciated over the estimated useful lives of the related assets using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately, where practicable. Residual values, useful lives and depreciation method are reviewed and adjusted, if appropriate, at each balance sheet date. Depreciation is recognized as an expense in the consolidated statements of comprehensive income when an asset is available for use, that is, when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

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

Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurements” are classified as loans and receivables. When such financial assets are recognized initially, they are measured at fair value. We assess whether a financial asset contains an embedded derivative when we first become a party to it and assess whether the embedded derivatives are required to be recognized separately from their financial asset contract when the analysis shows that the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the financial asset that significantly modifies the cash flows that would otherwise be required under the financial asset. We determine that the classification of our financial assets upon the initial recognition and, where allowed and appropriate, re-evaluate the classification at the end of each reporting period. All regular way purchases and sales of financial assets are recognized on the trade date, that is, the dates when we commit to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

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

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. If there is objective evidence that an impairment loss on loans and receivable carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the recognition of an allowance account. The amount of impairment loss is recognized in our consolidated statements of comprehensive income. In relation to trade receivables, an impairment allowance is made when there is objective evidence, such as the probability of insolvency or significant difficulties of the debtor, that we will not be able to collect all of the amounts due under the original term of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account, and impaired receivables derecognized when they are assessed as uncollectible. The identification of impairment allowances of financial instruments and trade and other receivables requires management judgment and estimates.

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

We make an assessment at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior periods. A reversal of such an impairment loss is credited to the consolidated statements of comprehensive income in the period in which it arises.

Earn-out obligation

Pursuant to the terms of the Acquisition, we released shares from the escrow account to the former shareholders of Windrace for each of the fiscal years 2009, 2010 and 2011. In addition, upon the achievement of certain earnings targets we were required to issue additional shares to the former shareholders of Windrace as earn-out shares. The details with respect to the contingent share obligation are discussed in Note 24(a)(i) to our consolidated financial statements included in this Annual Report on Form 20-F.

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

Consolidated Income Statements

The following table sets forth our results for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands)
Revenue	2,698,891	3,288,561	2,383,516
Cost of sales	(1,857,251)	(2,296,298)	(1,707,801)
Gross profit	841,640	992,263	675,715
Other income and gains	6,416	14,791	15,917
Selling and distribution costs	(339,637)	(377,903)	(347,680)
Administrative expenses	(57,814)	(77,073)	(67,932)
Research and development expenses	(40,783)	(53,863)	(44,227)
Finance costs	(1,893)	(856)	(638)
Share of loss in jointly-controlled entity	(17)	—	—
Gain from change in fair value of contingent share liability	1,604	38,645	—
Profit before tax	409,516	536,004	231,155
Tax	(56,274)	(65,922)	(32,213)
Profit for the year	353,242	470,082	198,942

Description of Selected Income Statement Items

Revenue

We generate revenue from sales of footwear, apparel and accessories. The following table sets forth a breakdown of our revenue for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
	(RMB in thousands, except for %)
Footwear	1,266,378	46.9%	1,514,096	46.0%	1,144,843	48.0%
Apparel	1,403,708	52.0%	1,731,482	52.7%	1,198,186	50.3%
Accessories	28,805	1.1%	42,983	1.3%	40,487	1.7%
Total	2,698,891	100.0%	3,288,561	100.0%	2,383,516	100.0%

Our revenue is derived primarily from sales of the following products:

•	Footwear. Footwear accounted for approximately 48.0% of revenue in 2012 and includes mainly nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage design footwear and cross-training footwear. A portion of our footwear production is outsourced.

•	Apparel. Sports apparel accounted for approximately 50.3% of revenue in 2012 and includes mainly sports tops, sports pants, jackets and track suits. All of our apparel production is outsourced.

•	Accessories. Accessories accounted for approximately 1.7% of revenue in 2012 and include mainly bags, socks, hats and caps. All of our accessories production is outsourced.

Cost of sales

The following table sets forth our cost of sales and gross profit as percentages of our net sales for each of the periods indicated.

	Year ended December 31,
	2010		2011		2012
	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)
Sales	2,698,891	100.0%	3,288,561	100.0%	2,383,516	100.0%
Cost of sales	1,857,251	68.8%	2,296,298	69.8%	1,707,801	71.7%
Gross profit	841,640	31.2%	992,263	30.2%	675,715	28.3%

Our cost of sales consists of:

•	Depreciation: Depreciation relates to depreciation expenses arising from our production facilities.

•	Direct labor cost: Direct labor cost represents salaries of production workers.

•	Indirect labor costs: Indirect labor costs consist primarily of salaries, social insurance and benefit expenses for our production supervisors.

•	Purchase of raw materials: Purchases of raw materials consist primarily of purchases of natural and synthetic leather, nylon, canvas, rubber, plastics and components that we use to manufacture our footwear.

•	Purchase of finished goods: Purchases of finished goods are the purchases of finished products including footwear, apparel and accessories that we outsource to contract manufacturers.

•	Manufacturing overhead: Other variable costs primarily consist of packaging materials and other consumables, utility expenses and subcontracting fees, which are paid to component subcontractors who manufacture footwear components for our production.

Gross profit

We have a diverse product portfolio comprising a range of products across our three key segments: footwear, apparel and accessories. During the years ended December 31, 2010, 2011 and 2012, our gross profit were RMB841.6million, RMB992.3million and 675.7 million (US$108.5 million), respectively, and our overall gross profit margin were 31.2%, 30.2% and 28.3%, respectively.

Other income and gains

Other income and gains primarily consist of income from bank interest, and award from the PRC government for technological innovation and business development. Other income and gains represented 0.2%, 0.4% and 0.7% of our revenue for the years ended December 31, 2010, 2011 and 2012, respectively.

Operating expenses

Our operating expenses consist primarily of selling and distribution costs, administrative expenses, research and development expenses and finance costs. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)
Selling and distribution costs	339,637	12.6%	377,903	11.4%	347,680	14.6%
Administrative expenses	57,814	2.1%	77,073	2.3%	67,932	2.9%
Research and development expenses	40,783	1.5%	53,863	1.6%	44,227	1.9%
Finance costs	1,893	0.1%	856	0.1%	638	0.1%
Share of loss in jointly-controlled entity	17	0.1%	-	-	-	-
Gain from change in fair value of contingent share liability	1,604	0.1%	38,645	1.2%	-	-

Selling and distribution costs

Our selling and distribution costs consist primarily of advertising and promotional expenses and sales fair expenses. In 2010, 2011 and 2012, selling and distribution costs represented approximately 12.6%, 11.4% and 14.6%, respectively, of our revenue. Advertising and promotional expenses consist primarily of fees for advertising on television and other mass media, advertisement production costs, sponsorship fees for sporting events and television programs, store refurbishment and renovation activities, rental and marketing subsidies, and fees for brand spokespersons. Sales fair expenses consist primarily of accommodation, travelling and meals provided to our distributors and third-party retailers for the attendance at our sales fairs.

Administrative expenses

Our administrative expenses consist primarily of salaries of administrative staff, depreciation, professional fees, share-based compensation, and miscellaneous taxes and duties. In 2010, 2011 and 2012, administrative expenses represented approximately 2.1%, 2.3% and 2.9%, respectively, of our revenue. Salaries of administrative staff consist primarily of salaries and benefit expenses for our administrative staff. Depreciation consists primarily of depreciation expenses of our office building and equipment at our production facility in Jinjiang. Miscellaneous taxes and duties consist primarily of stamp duties, Urban Maintenance and Construction Tax (“UMC Tax”) and Educational Surcharge. Others under administrative expenses consist primarily of social insurance and other employee expenses for our administrative staff, amortization of prepaid land lease payments, donations, entertainment expenses, office expenses, rental expenses, utility expenses and professional fees.

We incurred additional legal and consulting fees and other professional fees following our NASDAQ listing. In 2012, 2011 and 2010, share based compensation expense of RMB5.9 million (US$1.0 million), RMB7.9 million and RMB7.3 million was included in administrative expenses.

Research and development expenses

In 2010, 2011 and 2012, research and development expenses represented approximately 1.5%, 1.6% and 1.9%, respectively, of our revenue. Research and development expenses consist primarily of salaries paid to our research and development center staff, materials consumed for our product research and development projects and expenses incurred for our cooperation with the China Institute of Sport Science.

Finance costs

Finance costs are our interest expenses on short-term bank loans and preferred shares. In 2010, 2011 and 2012, finance costs represented approximately 0.10%, 0.10% and 0.1%, respectively, of our revenue.

Gain from change in fair value of contingent share liability

The gain from the change in contingent share liability was RMB1.6 million and RMB38.6 million in 2010 and 2011, respectively, reflecting the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009. No such item was charged in 2012 as all the escrow and earn-out shares were released to the former shareholders of Windrace.

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

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, XDLong China, a foreign-invested enterprise, is exempt from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008. Thereafter, it is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012 (the “Tax Holidays”). Pursuant to the new PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, the PRC corporate income tax rate for foreign-invested enterprises such as XDLong China is 25%. Existing foreign-invested enterprise, such as XDLong China, however, are entitled to continue to enjoy the Tax Holidays until December 31, 2012. The tax rate applied to XDLong China pre-tax profit is 12.5% in 2010, 2011 and 2012.

The following table sets forth the reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates in the PRC to the tax expense at our effective tax rates for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands)
Profit before tax	409,516	536,004	231,155
Tax at the applicable rates (Note)	104,019	132,618	59,905
Lower tax due to tax holidays	(50,930)	(64,041)	(31,890)
Tax effect of expenses not deductible for taxation purposes	3,427	3,721	4,198
Income not subject to tax	(242)	(6,376)	-
Tax charge at our effective rate	56,274	65,922	32,213

Note: The applicable tax rates for entities operating in China and Hong Kong were 25% and 16.5%, respectively.

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

As of December 31, 2012, we had not recorded any withholding tax on the retained earnings of our foreign invested enterprises in the PRC, since we intend to reinvest our earnings to further expand our businesses in mainland China, and our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

Revenue. The global macroeconomic environment had remained uncertain throughout 2012, which had an adverse impact on the domestic Chinese economy and sportswear industry. In addition, initial forecasts for sports product demand for 2012 proved to be overly optimistic, leading to an industry-wide build-up of inventory levels. In response, most sportswear brands aggressively cleared their excessive inventory during the period. In light of the impact that the market downturn has had on the Chinese sportswear industry and Exceed specifically in 2012, and in an effort to maintain our competitive position, pricing power and to manage inventory levels and the efficiency of our distribution network, we enacted a number of strategic initiatives throughout the year. Among others, we actively engaged our distributors and authorized third party retailers to manage the level of wholesale orders placed with us but not yet manufactured.

In anticipation of weaker consumer demand in 2012, and to prevent a buildup of inventory at distributors, we trimmed our production and delivery activities, resulting in a 27.5% decrease in revenue from RMB3,288.6 million for the year ended December 31, 2011 to RMB2,383.5 million (US$382.6 million) for the year ended December 31, 2012.

•	Revenue from footwear decreased by 24.4%, from RMB1,514.1 million for the year ended December 31, 2011 to RMB1,144.8 million (US$183.8 million) for the year ended December 31, 2012, primarily due to a 27.0% decrease in sales volume, which was partially offset by a 3.6% increase in the average selling price (“ASP”). The increase in ASP was mainly attributable to the improvement of the design and quality of certain of our footwear products lines to better align with consumer demand. Furthermore, our continuous marketing and brand promotion efforts also contributed to the increase in the ASP of our footwear products.

•	Revenue from apparel decreased by 30.8%, from RMB1,731.5 million for the year ended December 31, 2011 to RMB1,198.2 million (US$192.3 million) for the year ended December 31, 2012. This decrease was primarily due to a 26.3% decrease in sales volume and a 6.1% decrease in ASP. The decrease in ASP was mainly due to the increase in the sales of lower priced spring/summer collection apparel as a percentage of total apparel sales. For 2012, lower priced spring/summer collection apparel accounted for 51.3% of the total apparel sales, compared with 43.8% for 2011. To a lesser extent, the decrease in ASP was also attributable to the introduction of a range of popular priced apparel products to target the mass market and to better align with customer preferences.

•	Revenue from accessories decreased by 5.8%, from RMB43.0 million for the year ended December 31, 2011 to RMB40.5 million (US$6.5 million) for the year ended December 31, 2012. This decrease was primarily caused by the decline in overall sales of the other main products.

Cost of sales. Cost of sales decreased by 25.6% from RMB2,296.3 million in 2011 to RMB1,707.8 million (US$274.1 million) in 2012. The decrease in cost of sales was primarily due to a decrease of purchases of raw materials and finished products by RMB586.0 million (US$94.1 million) from contract manufacturers because of our decline in sales.

Gross profit. Our gross profit decreased by 31.9% from RMB992.3 million in 2011 to RMB675.7 million (US$108.5 million) in 2012 primarily as a result of the decrease in revenue. Our overall gross profit margin decreased from 30.2% in 2011 to 28.3% in 2012, primarily as a result of the increase in outsourcing cost, which was largely attributable to the increasing costs of raw materials and labor of upstream manufacturers. We will continue our efforts to maintain our gross margin by balancing product pricing and production cost moving forward.

Other income and gains. Other income and gains increased by 7.4% from RMB14.8 million in 2011 to RMB15.9 million (US$2.6 million) in 2012. Other income and gains in 2012 included a governmental award of RMB0.8 million (US$0.1 million) for technological innovation and business development, and interest income of RMB15.1 million (US$2.4 million). The increase in other income and gains for 2012 was mainly attributable to an increase in interest income, which was derived from short-term time deposits with an average outstanding balance of RMB400.0 million (US$63.6 million) in 2012, bearing interest ranging from 2.85% to 3.10% per annum. The increase was primarily due to the increase in the average interest rate for our short-term time deposits.

Selling and distribution costs. Selling and distribution costs decreased by 8.0% from RMB377.9 million in 2011 to RMB347.7 million (US$55.8 million) in 2012 primarily due to a decrease in advertising and promotional expenses, salary, travelling and entertainment. Advertising and promotional expenses decreased from RMB352.4 million for 2011 to RMB328.4 million (US$52.7 million) for 2012, primarily because fewer Xidelong retail selling locations were opened during 2012. During 2012, 188 new Xidelong retail selling locations were opened and over 900 existing Xidelong retail selling locations were renovated either by our distributors or by third-party retailers, some of which received renovation subsidies from us in the form of standardized promotional materials and store displays. In contrast, in 2011, 585 new Xidelong retail selling locations were opened and over 400 existing Xidelong retail selling locations were renovated. We continued to invest resources in marketing and advertising to build our brand recognition, enhance market penetration, and maintain unique store images. In 2012, our advertising and promotional activities continued to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports activities in China, and we continued our engagement of By2 as our official product spokespersons. Furthermore, the decrease in salaries of marketing personnel was primarily due to the decrease in the number of staff in 2012. The decrease in selling and distribution costs reflects the effect of the Company’s cost-cutting initiatives, which resulted in a decrease in travelling and entertainment expenses.

Administrative expenses. Administrative expenses decreased by 11.9% from RMB77.1 million in 2011 to RMB67.9 million (US$10.9 million) in 2012 primarily due to the decreases in Urban Maintenance and Construction (“UMC Tax”), Educational Surcharge, Local Educational Surcharge, salaries of administrative staff, rental expenses and employee share-based payment. Such decreases, however, were partially offset by an increase in professional fees and consultancy fees. Other taxes, including UMC Tax, Educational Surcharge, Local Educational Surcharge, etc., decreased from RMB23.1 million for the year ended December 31, 2011 to RMB16.9 million (US$2.7 million) for the year ended December 31, 2012, primarily because of the decline in revenue. Rental expenses decreased from RMB3.7 million for the year ended December 31, 2011 to RMB1.3 million (US$0.2 million) for the year ended December 31, 2012 mainly due to the reduction in size of our Beijing branch office.

Research and development expenses. Research and development expenses decreased by 18.0% from RMB53.9 million in 2011 to RMB44.2 million (US$7.1 million) in 2012 primarily due to improved efforts to increase the efficiency of our research and development activities and practices and the effect of our cost-cutting initiatives.

Finance costs. Finance costs decreased by 33.3% from RMB0.9 million in 2011 to RMB0.6 million (US$0.1 million) in 2012 primarily due to the decrease in the average outstanding balance of our short-term bank borrowings for 2012 and the decrease in the average interest rate for our short-term bank borrowings.

Gain from change in fair value of contingent share liability. No such item was charged in 2012 as all the escrow and earn-out shares were released to the former shareholders of Windrace. The gain from the change in the fair value of contingent share liability was RMB38.6 million in 2011. This reflected the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009.

Profit before tax. As a result of the foregoing, our profit before tax decreased by 56.9% from RMB536.0 million in 2011 to RM231.2 million (US$37.1 million) in 2012.

Tax. Tax decreased by 51.1% from RMB65.9 million in 2011 to RMB32.2 million (US$5.2 million) in 2012 primarily due to the decrease in profit before tax by 56.9% from RMB536.0 million in 2011 to RMB231.2 million (US$37.1 million) in 2012. Xidelong (China) Co. Ltd. is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2011 and 2012 were 12.3% and 13.9%, respectively.

Profit for the year. As a result of the foregoing, our profit for 2012 was RMB198.9 million (US$31.9 million), a decrease of 57.7% from RMB470.1 million for 2011.

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

Gross profit. Our gross profit increased by 17.9% from RMB841.6 million in 2010 to RMB992.3 million (US$157.7 million) in 2011 primarily as a result of an increase in sales. Our overall gross profit margin decreased from 31.2% in 2010 to 30.2% in 2011, primarily as a result of the decrease in proportion of footwear produced in-house relative to overall footwear production as a result of the limited production capacity within our existing production facility. We have formulated a new operational plan in response to these production capacity restraints. Please refer to Item 4. “Information of the Company – Production” in this annual report. Furthermore, rising inflation in China resulted in an increase in raw material and wage costs, leading to an increase in the manufacturing cost. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing in the future.

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

Gain from change in fair value of contingent share liability. The gain from the change in fair value of contingent share liability was RMB1.6 million and RMB38.6 million in 2010 and 2011, respectively, reflecting the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our consolidated cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands)
Net cash inflow/(outflow) from operating activities	523,516	320,435	(229,319)
Net cash outflow from investing activities	(3,676)	(87,120)	(123,391)
Net cash inflow/(outflow) from financing activities	(16,633)	(29,079)	25,707

We have historically financed our liquidity requirements primarily through operating cash flow, short-term bank loans and issuance of preferred shares. All of the preferred shares were redeemed on October 21, 2009 and cancelled thereafter. Going forward, we believe our liquidity requirements will be satisfied using a combination of bank loans and our cash flows from operations.

The market performance downturns in 2012 could adversely affect our liquidity position. While the global and the Chinese economy have been improving, the full scope of any recovery is not yet known. If such economies do not continue to improve, our cash from operations could be adversely affected by decreased consumer spending or longer collection periods of trade receivables from our distributors whose liquidity positions may be negatively impacted by worsening financial and economic conditions. Additional financing from investors, banks or the capital market may be limited as a result of the tight credit market and volatile capital market that might result if economic conditions deteriorate. As of December 31, 2012, we had cash and cash equivalents totaling approximately RMB637.2 million (US$102.3 million). We believe that our liquidity position exceeds the minimum required to sustain our business adequately and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.

Cash outflows from operating activities

For 2012, our net cash outflow from operating activities was RMB229.3 million (US$36.8 million) and was primarily attributable to an increase in trade receivables of RMB384.6 million (US$61.7 million), a decrease in trade payables of RMB51.1 million (US$8.2 million) and PRC tax paid of RMB41.0 million (US$6.6 million) which was partially offset by profit before tax of RMB231.2 million (US$37.1 million), and an addback of non-cash expenses in the amount of RMB24.9 million (US$4.0 million), including depreciation of property, plant and equipment, amortization of intangible assets and expense recognized in respect of equity-settled share-based payments.

Cash outflows from investing activities

For 2012, our net cash outflow from investing activities was RMB123.4 million (US$19.8 million) due to the purchase of property, plant and equipment of RMB65.6 million (US$10.5 million) and the deposit paid for acquisition of land use rights of RMB73.1 million (US$11.7 million), which was partially offset by the interest received of RMB15.1 million (US$2.4 million) derived from the bank deposits.

Cash inflows from financing activities

For 2012, our net cash inflow from financing activities was RMB25.7 million (US$4.1 million) due to new bank loans of RMB30.0 million (US$4.8 million), which was partially offset by repurchase of our ordinary shares of RMB4.3 million (US$0.7 million).

Summary of Existing Borrowing and Financing Instruments

Our existing borrowing includes short-term bank borrowings. The following table sets forth the details of our current bank loans:

	Interest rate	Maturity date	RMB in thousands

Current Bank Loans –secured and repayable	6.56% per annum	Feb 12, 2013	10,000
	5.40% per annum	Dec 9, 2013	20,000

			30,000

The above bank loans were denominated in RMB. Because of the short maturity, the carrying amounts of current bank loans approximate to their fair values.

The bank loans of RMB10.0 million (US$1.6 million) and RMB20.0 million (US$3.2 million) as of December 31, 2012 were secured by (a) certain buildings of the Company situated in China and (b) personal guarantees from Mr. Lin Shuipan, Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan and Mr. Ding Dongdong, the executive senior Vice President of the Company and the brother in-law of Mr. Lin Shuipan, at an aggregated amount of RMB635.0 million (US$101.9 million).

Capital Expenditures

Our capital expenditures principally include expenditures on property, plant and equipment and construction in progress for our new factory buildings. We financed our capital expenditure requirements primarily through cash flow from operations.

The following table sets forth our historical capital expenditures for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands)
Property, plant and equipment	8,269	8,533	707
Construction in progress	171	30,188	64,844
Total	8,440	38,721	65,551

For the details of our material commitments for capital expenditures as of December 31, 2012, please refer to Item 5.F. “Contractual Obligations and Commercial Commitments.”

Restrictions on our Liquidity

Substantially all of the revenue and operating expenses of our businesses are generated by our subsidiaries in the PRC denominated in Renminbi. The Renminbi is currently convertible to foreign currency with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange currencies for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange currencies in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

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

As of December 31, 2012, our research and development department consisted of 123 employees. Our design team formulates new designs for products, tests prototype designs by obtaining feedback from other internal departments and distributors, and assesses demand at sales fairs. When a prototype is approved for production, the design team sends the design specifications to the production team. During the year ended December 31, 2012, we launched over 1,500 designs at the sales fair in 2012.

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

On October 20, 2011, we renewed the exclusive five-year technology cooperation agreement with the China Institute of Sport Science. Under the cooperation agreement, the China Institute of Sport Science will assist us with the research and development of technology for our sports footwear and apparel. While the China Institute of Sport Science owns the know-how developed under the cooperation agreement, we have the first right of refusal to use such know-how. In addition, we pay an annual fee of RMB0.5 million to the China Institute of Sport Science pursuant to the cooperation agreement for their assistance in the research and development of our products. Other than such annual fees, we do not pay any other fees, including usage fees, to the China Institute of Sport Science.

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

For 2010, 2011 and 2012, our total expenditure on research and development amounted to RMB40.8 million, RMB53.9 million and RMB44.2 million (US$7.1 million), respectively, representing 1.5% , 1.6% and 1.9% of our total revenue during the same periods, respectively.

Intellectual Property Rights

As of December 31, 2012, we have registered 23 trademarks, including and , with the Trademark Office of the State Administration for Industry and Commerce in the PRC. As of December 31, 2012, we had 10 pending applications for the registration of trademarks in the PRC. In addition, we have registered four domain names.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of capital contribution commitment, short-term debt obligations, operating lease obligations and purchase obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2012 and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Capital contribution
XDLong Jiangxi	321,520	64,304	257,216	―	―
Acquisition of land in Jiangxi Province	78,120	78,120	―	―	―
Construction of new staff quarter in Fujian Province	7,239	7,239	―	―	―
Construction of new production facility in Jiangxi Province	163,629	163,629	―	―	―
Operating lease obligations (1)	447	447	―	―	―
Purchase obligations (2)	2,032	2,032	―	―	―
Annual fee for research and development assistance (3)	1,875	500	1,375	―	―
Total	574,862	316,271	258,591	―	―

(1)	Lease obligations for our office premises.

(2)	Includes advertising and promotional expenses.

(3)	Under the agreement with the China Institute of Sport Science, we have committed to pay predetermined annual fees of RMB0.5 million to the China Institute of Sport Science annually from October 2011 to October 2016 for their assistance with the research and development of technology for sports footwear and apparel, and the promotion of the technology content of our products.

As of December 31, 2012, we had cash and cash equivalents totaling approximately RMB637.2 million (US$102.3 million). We believe that our liquidity position exceeds the minimum required to sustain our business adequately and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.

G.	SAFE HARBOR

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain costs or expenditures;

•	our plans to expand and diversify the sources of our revenues and our production;

•	our plans for staffing, research and development and regional focus;

•	our plans to launch new products or investment in distributors;

•	competition in the sportswear industry in China;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to the sportswear manufacturing industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors” section of Item 3. and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors as of February 28, 2013. The business address of each of our directors and executive officers Unit F, 24/F, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong.

Name	Age	Position
Lin Shuipan	44	Director, Chairman of the Board and Chief Executive Officer
Jin Jichun	71	Director
Yea-Mow Chen	60	Director
Tai Yau Ting	33	Chief Financial Officer and Company Secretary
Yu Shulong	50	Deputy Financial Officer
Ding Dongdong	31	Vice President

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

Senior Management

Ms. Tai Yau Ting is our Chief Financial Officer and Company Secretary and is a qualified accountant. Ms. Tai was appointed as our Chief Financial Officer in August 2011. Prior to her appointment as our Chief Financial Officer, Ms. Tai served as our Vice President of Finance. Ms. Tai joined us in February 2008 and is primarily responsible for our financial management, internal control, risk management and corporate secretarial matters. Ms. Tai graduated from the University of Toronto with a bachelor’s degree in applied science in 2002 and a master’s degree in applied science in 2004. Ms. Tai is also a member of the American Institute of Certified Public Accountants and a member of CPA Australia. Prior to joining us, she worked for Ernst & Young and has over four years’ auditing, accounting and financing experience, mainly focused on auditing Hong Kong listed companies and Hong Kong initial public offering projects.

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

In 2012, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB1.2 million (US$0.2 million) and the total social insurance contributions made for our executive officers was approximately RMB9,000 (US$1,000).

In 2012, we did not grant any restricted shares to our non-executive directors and senior management. Share-based compensation expense of RMB5.9 million (US$1.0 million) was recognized in the consolidated statement of comprehensive income for the year ended December 31, 2012 in relation to the vesting of restricted shares granted under our Equity Incentive Plan (see Item 6.E for the details of the Equity Incentive Plan) in 2010 and 2011.

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

Compensation Committee

We have established a compensation committee. The purpose of the compensation committee is to administer our equity incentive plan, including authority to make and modify awards under such plan. Messrs. Jin (chair) and Chen are members of the compensation committee.

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

Employment Agreement with Executive Director

Neither our Company nor any of its subsidiaries has entered into any service contracts with any of our directors that contain any provisions for benefits upon termination of employment (“golden parachute” or “handshake” or similar arrangements)

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors in accordance with our memorandum and articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by resolution of the majority of the directors or a resolution by the shareholders holding a majority of the voting rights. A director holds office until (i) his death; (ii) his resignation; (iii) the effective date of his removal by Resolution of Directors or Resolution of Members; or (iv) his disqualification to act as a director under section 111 of the BVI Business Companies Act (on which his office as director shall be automatically terminated if he has not resigned in accordance with section 115(2) of the BVI Business Companies Act).

D.	EMPLOYEES

Employees

As of December 31, 2012, we had a total of 2,093 full-time employees. The following sets forth the number of employees as of December 31, 2012:

Number of employees
Footwear production department	1,602
Research and development center	123
Quality control department	56
Sales and marketing center	133
Administration department	107
Apparel business department	16
Finance department	35
Brand and promotion department	4
Senior management	12
Human resources department	5
Total	2,093

As of December 31, 2012, there were 2,091 full-time employees and 2 full-time employees located in the PRC and Hong Kong, respectively.

We have made contributions in relation to the retirement of our employees in accordance with applicable laws and regulations in the PRC, which require contribution by both employees and the company at a fixed percentage of the salaries of such employees. For 2010, 2011 and 2012, the employee social insurance (including our retirement contribution) paid by us amounted to approximately RMB16.6 million, RMB20.1 million and RMB21.7 million (US$3.5 million), respectively, which represented 17.4%, 19.6% and 23.6% of the total salaries of our employees during the same periods, respectively.

For the year ended December 31, 2010, we paid year-end bonuses of RMB7.7 million to 957 employees meeting performance targets in that year. For the year ended December 31, 2011, we paid year-end bonuses of RMB7.1 million to 645 employees meeting performance targets in that year. For the year ended December 31, 2012, we paid year-end bonuses of RMB8.6 million (US$1.4 million) to 460 employees meeting performance targets in that year.

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

None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and we have had no history of work stoppages or union organizing campaigns.

E.	SHARE OWNERSHIP

Please see Item 7.A. for share ownership held by our directors and senior management.

Equity Incentive Plan

The Company’s Plan was adopted by the board of directors on June 3, 2010 and approved by a majority of our shareholders voting at the Annual General Meeting held on June 30, 2010. The Plan was adopted to attract and retain directors, officers, other employees and consultants of the Company and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.

Under the Plan, the Company may issue or transfer 1,000,000 shares of ordinary shares plus, during each calendar year of the Company during which this Plan is in effect, an additional number of shares equal to the lesser of (1) 1,000,000 shares of ordinary shares, (2) ten percent (10%) of the number of shares of all classes of ordinary shares of the Company outstanding on the first business day of the Company’s fiscal year, and (3) such lesser number as may be determined by the Committee, in the aggregate not to exceed 10,000,000 Shares of ordinary shares plus, in each case, any shares of ordinary shares relating to awards that expire or are forfeited or cancelled under this Plan. Such ordinary shares may be shares of original issuance or treasury shares or a combination of the foregoing. Each grant will specify an option price per share, which may not be less than the market value per share on the date of grant. No option right will be exercisable more than ten (10) years from the date of grant; provided that no incentive stock option right granted to a ten percent participant will be exercisable more than five (5) years from the date of grant.

As of the date of this annual report on Form 20-F, we have granted 541,318 restricted shares to our non-executive directors, senior management and certain employees, of which 50,086 restricted shares were granted outright to the non-executive directors and certain employees, 151,150 restricted shares will be vested 25%, 30% and 45% after the first year, second year and third year, respectively, and the remaining granted restricted shares will be generally vested in equal installments over three years.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. the Exchange Act, of our ordinary shares, as of February 28, 2013:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 33,033,499 ordinary shares outstanding as of February 28, 2013.

Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Directors and executive officers
Lin Shuipan(1)	12,822,986	38.8%
Tai Yau Ting	39,765	*
Jin Jichun	6,000	*
Yea-Mow Chen	-	*
All directors and executive officers as a group (4 persons)	12,868,751	39.0%
Major shareholders
Windtech Holdings Limited(2)	3,957,784	12.0%
Tiancheng Int’l Investment Group Limited (3)	2,037,053	6.2%

The percentages shown in the table are based on 33,033,499 ordinary shares outstanding on February 28, 2013. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

*	Percentage of ownership is less than 1% of the outstanding ordinary shares of the combined company.

(1)	Represents 7,730,354 shares held by Mr. Lin Shuipan and the remaining 5,092,632 ordinary shares held on trust for the benefit of Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan. The business address of Mr. Lin Shuipan and Ms. Chen Xiayu is No. 103, Qiancanggong Road, Huatingkou Village, Chendai Town, Jinjiang City, Fujian Province, the PRC.

(2)	Represents 1,583,114 ordinary shares owned by Wisetech and 2,374,670 ordinary shares owned by Windtech. Each of Wisetech and Windtech is controlled by its sole director Yuk Mei Tsui, an employee of New Horizon Capital Advisors Ltd. Yuk Mei Tsui disclaims beneficial ownership of shares of Exceed held or to be held by Wisetech and Windtech except to the extent of her pecuniary interest therein. Wisetech and Windtech operate as a group with respect to their interests in us within the meaning of the United States federal securities laws.

(3)	As of February 28, 2013, Tiancheng Int’l Investment Group Limited (“Tiancheng”) held 2,037,053 ordinary shares of Exceed, representing 6.2% shareholding of Exceed. Ms. Chen Shuli, the mother of Mr. Lin Shuipan, is the beneficial owner of Tiancheng.

B.	RELATED PARTY TRANSACTIONS

As of December 31, 2012, the Company does not have any direct liability to related parties.

Financial assistance

Mr. Lin Shuipan and his spouse and relatives have been providing financial assistance to support our operations from time to time, and such financial assistance is generally in the forms of interim financing and personal guarantee.

A credit facility agreement with a credit up to RMB60 million from November 10, 2008 to November 9, 2010 was secured by the personal guarantees from Mr. Lin Shuipan and Ms. Chen Xiayu, Mr. Lin Shuipan’s spouse. The personal guarantees were released in June 2010. As of December 31, 2012, Mr. Lin Shuipan, Ms. Chen Xiayu, and Mr. Ding Dongdong, our executive senior Vice President and the brother in-law of Mr. Lin Shuipan, have guaranteed certain bank loans made available to us for up to RMB635.0 million (US$101.9 million).

Investment by Elevatech

On April 30, 2008, Windrace issued and allotted 2,500 preferred shares representing 2.5% of the issued share capital of Windrace to Elevatech, an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc., pursuant to a subscription agreement dated March 28, 2008 and last amended on June 2, 2008. In addition, Mr. Lin Shuipan, our chairman, and RichWise transferred an aggregate of 5,500 preferred shares representing 5.5% of the issued share capital of Windrace to Elevatech pursuant to a share transfer agreement dated March 28, 2008 and last amended on June 2, 2008.

Pursuant to a letter agreement dated May 8, 2009 among Windrace, Elevatech, Mr. Lin Shuipan and RichWise, all of the preferred shares were redeemed by Windrace in exchange for payment by Windrace of HK$306.2 million (RMB272.5 million) and an additional premium of US$1.0 million (RMB 6.9 million) paid on June 30, 2010. The Company, as the successor of Windrace, paid the initial payment of HK$306.2 million to Elevatech.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not involved in any legal proceedings or arbitration proceedings that management believes will have a material adverse effect on the Company’s financial position or profitability.

Dividend Policy

The payment of dividends by us in the future will be contingent upon revenues and earnings, if any, capital requirements and our general financial condition. The payment of any dividends is within the discretion of the board of directors and subject to the limitations imposed by British Virgin Islands law and the Memorandum and Articles of Association of the Company. It is the present intention of the board of directors to retain all earnings, if any, for use in business operations and, accordingly.

Our Company is a holding company incorporated in the British Virgin Islands and relies principally on dividends paid by operating subsidiaries in the PRC for cash requirements, including the funds necessary to service any debt we may incur. PRC subsidiaries are restricted in their ability to transfer a portion of their net income to us, whether in the form of dividends, loans or advances. Further, if any of our subsidiaries incurs debt in their own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to our Company. Any limitation on the ability of our subsidiaries to pay dividends could materially adversely limit our ability to pay dividends to our shareholders.

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

	Ordinary Shares		Warrants(1)		Units(1)
	High	Low	High	Low	High	Low
Yearly Highs and Lows
Year 2012	$4.98	$1.18	$-	$-	$-	$-
Year 2011	$8.58	$2.83	$3.78	$0.0002	$10.25	$0.51
Year 2010	$10.30	$6.21	$4.80	$1.91	$12.60	$10.00
Year 2009	$13.69	$7.25	$4.85	$0.03	$19.98	$7.13
Year 2008	$7.60	$6.60	$0.95	$0.03	$8.20	$6.45
Quarterly Highs and Lows
Fourth Quarter of 2012	$1.83	$1.18	$-	$-	$-	$-
Third Quarter of 2012	$2.35	$1.60	$-	$-	$-	$-
Second Quarter of 2012	$3.65	$1.81	$-	$-	$-	$-
First Quarter of 2012	$4.98	$2.98	$-	$-	$-	$-
Fourth Quarter of 2011	$5.45	$3.20	$0.04	$0.0002	$5.00	$3.35
Third Quarter of 2011	$5.70	$2.83	$0.68	$0.011	$7.00	$0.51
Second Quarter of 2011	$7.63	$4.46	$2.30	$0.26	$9.00	$7.00
First Quarter of 2011	$8.58	$5.88	$3.78	$1.39	$10.25	$9.00

Monthly Highs and Lows
March 2013 (through March 22, 2013)	$1.45	$1.35	$-	$-	$-	$-
February 2013	$1.50	$1.38	$-	$-	$-	$-
January 2013	$1.55	$1.32	$-	$-	$-	$-
December 2012	$1.55	$1.25	$-	$-	$-	$-
November 2012	$1.60	$1.18	$-	$-	$-	$-
October 2012	$1.76	$1.53	$-	$-	$-	$-

(1)	Both Warrants and Units expired on November 8, 2011.

The closing price of our ordinary shares on March 26, 2013 was US$1.35.

As of February 28, 2013, we had approximately 7 holders of record of our ordinary shares. Such number does not include beneficial owners holding shares through nominee names.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are traded on NADAQ Global Market as of the date of this report. Our ordinary shares, warrants and units began being traded on the NASDAQ Capital Market on October 13, 2009 and were transferred and being traded on the NASDAQ Global Market on June 28, 2010. Prior to such date, the securities had been traded on the NYSE Amex.

Our ordinary shares are traded under the symbols “EDS” on NADAQ Global Market, and our warrants and units were traded under the symbols “EDSWW” and “EDSUU” respectively on NASDAQ Global Market prior to November 8, 2011 when they were withdrawn from listing due to expiration of their terms. These securities were traded on the NYSE Amex under the symbols “TTY,” “TTYWW” and “TTYUU,” respectively. In addition, from October 13, 2009 through October 19, 2009, when the symbols were switched to their current symbols, these securities were traded under the symbols “TTY,” “TTYWW” and “TTYUU”.

Each of our units consisted of one ordinary share and one warrant. Each of our warrants was exercisable into one ordinary share. Our units commenced trading on November 9, 2007. Our ordinary shares and warrants commenced trading separately from our units on December 3, 2007. Our warrants expired on November 8, 2011.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We adopted Amended and Restated Memorandum and Articles of Association on September 24, 2009.

The following are summaries of material terms and provisions of our Amended and Restated Memorandum and Articles of Association, and the BVI Business Companies Act, 2004 (the "BVI Act").

Incorporation

We were incorporated in the British Virgin Islands as a business company on April 21, 2009, with company number 1529518. Clause 5 of our Amended and Restated Memorandum of Association (the "Memorandum") provides that the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the BVI Act or any other law of the British Virgin Islands.

Board of Directors

Article 15.9 of our Amended and Restated Articles of Association (the "Articles") provides that a director who is interested in a transaction entered into or to be entered into by us may (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

Article 13.8 provides that the remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity shall be fixed by a resolution of directors or a resolution of our shareholders. There is no provision under the Memorandum and Articles or the BVI Act that the remuneration of directors be approved by independent directors.

Article 16.1 provides that the business of our Company shall be managed by the directors, who may exercise all such powers of our Company necessary for managing and for directing and supervising, the business and affairs of our Company as are not required by the BVI Act or by the Memorandum or the Articles required to be exercised by our shareholders.

There is no provision in the Articles requiring the retirement of directors. Article 13.7 provides that a director shall not require a share qualification.

Shares

Under the Memorandum we are authorized to issue a maximum of 60,000,000 shares with a par value of US$0.0001 each, divided into (a) 55,000,000 ordinary shares and (b) 5,000,000 preferred shares. Our directors may, by amending the Memorandum and the Articles, determine the designations, powers, preferences, participation, optional and other rights, if any, and the qualifications, limitations and restrictions, if any, including, without limitation, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences that any Preferred Shares confers on the holder.

Our Company is a company limited by shares and the liability of each shareholder is limited to (a) the amount unpaid on that shareholder's shares; and (b) any liability to repay a distribution which is made when our Company is insolvent.

Each of our ordinary shares confers on the holder:

(a) the right to one vote on any resolution of our shareholders;

(b) the right to an equal share in any dividend paid by us in accordance with the BVI Act; and

(c) the right to an equal share in the distribution of our surplus assets on a liquidation.

There is no provision in our Articles imposing a limitation to the right to own our shares. There is no provision in the Memorandum and Articles or under the BVI Act governing the ownership threshold above which shareholder ownership must be disclosed.

Redemption and Repurchase of Shares

Under our Articles, our directors may, on our behalf, purchase, redeem or otherwise acquire any of our shares for such consideration as our directors consider fit, and either cancel or hold such shares as treasury shares, provided that immediately after such purchase, redemption or other acquisition, (a) the value of our assets exceeds our liabilities; and (b) we are able to pay our debts as they fall due.

Modification of Rights

As permitted by the BVI Act and our Memorandum and Articles, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation. The creation or issue of shares ranking pari passu with a class of shares shall not be deemed to be a variation of that class of shares.

Shareholders Meetings

Under our Articles, the directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of the shareholders entitled to exercise at least thirty percent of the voting rights in respect of the matter for which the meeting is requested. Shareholders meetings shall take place at least annually.

A meeting may be called by not less than seven days' notice in writing. Notice of every shareholders meeting shall be given to all of our shareholders.

A meeting called by shorter notice will still be valid if the shareholders holding a ninety percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver on his part.

A shareholders meeting is duly constituted if there are present in person or by proxy shareholders entitled to exercise at least fifty percent of the voting rights of the shares entitled to vote at the meeting.

Anti-Takeover Provisions

Clause 9 of the Memorandum provides that our Memorandum and Articles may be amended by a resolution of directors or resolution of shareholders. Our board of directors may therefore amendment our Memorandum and Articles without shareholder approval, and this ability could have the effect of delaying, deferring or preventing a change in control of our company.

A copy of our Memorandum and Articles, as amended, was filed as an exhibit to our annual report on Form 20-F (File No. 001-33799-10735637) filed with the Securities and Exchange Commission on April 7, 2010.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described below and in Item 4. “Information on the Company”, Item 5. “Operating and Financial Review and Prospects” and elsewhere in this annual report.

On October 20, 2011, we renewed the technology cooperation agreement with the China Institute of Sport Science for a term of five years, pursuant to which China Institution of Sport Science agrees to select us as its exclusive strategic collaboration partner. For more information of this agreement, see Item 5. “Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.— China Institute of Sport Science.”

On December 20, 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City. Pursuant to this contract, we would purchase a parcel of land of 400,000 square meters in Ruichang City, Jiangxi Province, PRC, for a total consideration of RMB198 million (US$31.8 million). We have made a deposit of RMB46.8 million (US$7.5 million) as a performance bond. This parcel of land will be used for the construction of our new production facility. The first phase of the new production facility is expected to be completed by the end of 2013. On December 1, 2012, a sales and purchase agreement was entered into for the transfer of the right of the aforesaid parcel of land of 193,333 square meters. The land purchase proposal for remaining parcel of land of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals. On December 27, 2012, an additional amount of RMB73.1 million (US$11.7 million) was paid. The outstanding amount of RMB78.1 million (US$12.5 million) is disclosed as a capital commitment in Item 5F. “Contractual Obligations and Commercial Commitments.”

D.	EXCHANGE CONTROLS

All of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily-base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

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

Renminbi is currently convertible to foreign currency with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange currencies for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange currencies in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

For more information about foreign exchange control and other foreign exchange regulations in China, see “Risk Factors” in Item 3. “Key Information.”

E.	TAXATION

The following is a general summary of the material British Virgin Islands, U.S. federal and People’s Republic of China income tax consequences relevant to an investment in our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective holder of our ordinary shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than British Virgin Islands, the People’s Republic of China and the United States.

British Virgin Islands Taxation

Under British Virgin Islands law as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated in the British Virgin Islands. There is no tax treaty currently in effect between the United States and the British Virgin Islands or between People’s Republic of China and the British Virgin Islands. However, the British Virgin Islands had entered into tax information exchange treaties with People’s Republic of China and the United States respectively.

People’s Republic of China Taxation

Under the current Enterprise Income Tax Law and Implementing Rules of the People’s Republic of China, we may be deemed as a “resident enterprise,” which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from disposition of our shares. The current law and its implementing rules are unclear as to how to determine a PRC “resident enterprise” status for non-Chinese enterprise or enterprise group controlled entities. See Item 3.D. “Key Information — Risk Factors — Any changes in PRC policies on enterprise income tax could adversely affect our ability to pay dividends and our financial condition.”

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares by our non-PRC shareholders will not be subject to PRC income tax withholding.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares, which are sometimes referred to collectively as our securities. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

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

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code”, its legislative history, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position could not be sustained.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons liable for alternative minimum tax; or

•	persons whose functional currency is not the U.S. dollar.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the consequences described herein, and its determination may be upheld by a court. Moreover, we cannot assure you that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which include the NASDAQ Stock Market. Although our ordinary shares are currently traded on the NASDAQ Stock Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of this lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and, if we are deemed to be a PRC “resident enterprise” under PRC tax law (see “Risk Factors – Risks Relating to the PRC – Any changes in PRC policies on enterprise income tax could adversely affect our ability to pay dividends and our financial condition.”), a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares, both determined in U.S. dollars.

The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share.

In the case of a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if the U.S. Holder’s holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

If PRC taxes apply to any gain from the disposition of our ordinary shares by a U.S. Holder and if we are deemed to be a PRC, “resident enterprise” under PRC tax law (see “Risk Factors – Risks Relating to the PRC – Any changes in PRC policies on enterprise income tax may adversely affect our ability to pay dividends and our financial condition”), a U.S. Holder should consult its own tax advisor regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

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

We do not believe that we were a PFIC for the 2012 taxable year. Our actual PFIC status for the 2013 taxable year or any subsequent taxable year will not be determinable until after the end of each such taxable year. The PFIC determination is dependent on a number of factors, some of which are beyond our control, including the amount of our operating income and the market valuation of our assets, including goodwill, and certain aspects of the PFIC rules are not entirely certain. Accordingly, we cannot assure you with respect to our status as a PFIC for the 2012 taxable year or any future taxable year. See “—Risk Factors— We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.”

 If we qualified as a PFIC and a U.S. Holder did not make either a timely qualified electing fund, or QEF election, for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the taxable year of the U.S. Holder in which the U.S. Holder recognized the gain or received the excess distribution, or allocated to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Although a determination as to our PFIC status will be made annually, an initial determination that our Company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect of such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

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

If a U.S. Holder owns (or is deemed to own) shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. However, pursuant to recently issued guidance, this additional filing obligation is suspended until the IRS releases the relevant final form. If our company were a PFIC for a given taxable year, then each U.S. Holder is urged to consult its tax advisor concerning the applicable annual filing requirements.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares

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

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax (but not the Medicare contribution tax described below) in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, a payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

We mainly operate in Mainland China with most of the transactions settled in RMB. Our assets and liabilities, and transactions arising from its operations are mainly denominated in RMB, and therefore the overall foreign currency risk was considered minimal. We have not used any forward contracts, currency borrowings or other means to hedge our foreign exchange exposure. Nevertheless, the management will continue to monitor the foreign exchange exposure and adopt prudent measures as appropriate.

Credit risk

We trade only with recognized and creditworthy customers. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and our exposure to bad debts is not significant.

We offer revolving credit to domestic distributors. This revolving credit provides for a maximum credit limit that may be outstanding at any one time based on, among others, credit history, market conditions, prior year's purchases and estimated purchases for the coming year. In considering the amount of revolving credit, we also take into account the funding needs of the distributors in expanding their retail network. We generally evaluate the credit limits granted to distributors upon renewal of the relevant distribution agreements.

The credit risk of our other financial assets, which comprise deposits, other receivables, pledged bank deposits and cash and bank balances, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry in which our customers operate also has an influence on credit risk but only to a lesser extent. At the balance sheet date, we have a certain concentration of credit risk as 54.5% and 41.6%, respectively, of our total trade and other receivables that were due from our five largest customers as of December 31, 2011 and 2012.

The maximum exposure to credit risk, without taking collateral into account, is represented by the carrying amount of each financial asset. We do not provide any guarantees which would expose us to credit risk. We have been closely monitoring trade receivable balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Interest rate risk

Our interest rate risk arises primarily from cash and deposits at bank and bank loans. We do not have any significant exposure to risk of changes in market interest rates as our cash and deposit and debt obligations were all with fixed interest rates.

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

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yea-Mow Chen qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the Securities and Exchange Commission and is independent as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules -3.

Our board of directors has determined that Mr. Jin Jichun, who is the other member of the Audit Committee is independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics sets forth and summarizes certain policies of the Company related to legal compliance and ethical business practices. Essentially, each officer, employee and member of the Board of Directors of the Company is expected, and required, to comply with the law and to conduct the business of the Company in an ethical manner. This code is intended to comply with the standards set forth in Section 406 of the Sarbanes-Oxley Act of 2002. The full text of our code of ethics has been filed and posted on our internet website, www.ir.xdlong.cn.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Crowe Horwath (HK) CPA Limited and Crowe Horwath LLP for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2011	2012
	RMB	RMB	US$
	(in thousands)
Audit fees – Crowe Horwath (HK) CPA Limited (“CHHK”)	1,825	1,277	205
Audit fees – Crowe Horwath LLP	1,573	-	-
Audit-related fees – CHHK	-	467	75
Audit-related fees – Crowe Horwath LLP	1,360	-	-
Total	4,758	1,744	280

Audit Fees

CHHK audit fees for 2012 consisted of fees in relation to the audit of our financial statements for 2012. CHHK audit fees for 2011 consisted of fees in relation to the audit of our financial statements for the three years ended December 31, 2011, and the fees in relation to the 2011 report on internal control over financial reporting.

Crowe Horwath LLP audit fees for 2011 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2011.

Audit-related Fees

CHHK audit-related fees for 2012 included the fees for the reviews of our interim financial statements included in our Form 6-K filings for 2012.

Crowe Horwath LLP audit-related fees for 2011 included the fees for the reviews of our interim financial statements included in our Form 6-K filings for 2011, and the service rendered in relation to our registration statement on Form S-8 filed in 2010.

Pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, the engagement of audit or non-audit service is approved by our audit committee before we engaged the accountant to render such service.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Shares(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares the May Yet Be Purchased Under the Plans or Programs
		US$		US$
August 15, 2011 – December 31, 2011	415,751 shares	4.34	415,751 shares	8,191,912

January 1, 2012 – August 14, 2012	196,213 shares	3.48	196,213 shares	7,492,828

In accordance with our share repurchase program announced on August 15, 2011, we are authorized to repurchase up to US$10 million of our ordinary shares within six months starting from August 15, 2011 using existing cash reserves. As of December 31, 2011, we had purchased 415,751 of our ordinary shares, at an average price of US$4.34 per share, for a total purchase price of approximately US$1.8 million (approximately RMB11.5 million). On February 13, 2012, our board of directors extended the date of expiration of the existing US$10 million share repurchase program from February 14, 2012 to August 14, 2012. We have purchased 196,213 of our ordinary shares, at an average price of US$3.48 per share, from January 1, 2012 to August 14, 2012, at an aggregate cost of approximately US$0.7 million (approximately RMB4.3 million).

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

Period	Total number of shares purchased	Average price paid per share(1)		Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program
		US$	RMB(2)		US$	RMB(2)
August 2011	14,955	3.63	22.62	14,955	9,945,333	61,960,419
September 2011	108,752	4.00	24.92	108,752	9,507,450	59,232,364
October 2011	89,658	3.81	23.74	89,658	9,162,763	57,084,930
November 2011	103,848	4.97	30.96	103,848	8,643,490	53,849,807
December 2011	98,538	4.65	28.97	98,538	8,181,912	50,974,130
January 2012	69,491	4.48	27.91	69,491	7,868,837	49,023,641
February 2012	17,182	3.69	22.99	17,182	7,805,003	48,625,949
March 2012	61,940	3.38	21.06	61,940	7,593,978	47,311,242
April 2012	-	-	-	-	7,593,978	47,311,242
May 2012	-	-	-	-	7,593,978	47,311,242
June 2012	13,900	1.91	11.90	13,900	7,567,047	47,143,460
July 2012	27,400	2.20	13.71	27,400	7,505,977	46,762,987
August 2012 (expired August 14, 2012)	6,300	2.06	12.83	6,300	7,492,828	46,681,068

(1)	The average price paid per share is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 31, 2012, which was US$1.00 to RMB6.2301. See “Part I.—Item 3. Key Information—Selected Financial Data—Exchange Rate Information.”

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

Item 16G.  CORPORATE GOVERNANCE

We are incorporated under the laws of British Virgin Islands. Our ordinary shares is currently listed on the NASDAQ Global Select Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ as being applicable to listed companies. NASDAQ has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our Company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.

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

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the audit report of our independent registered public accounting firm are included starting from page F-1 of this Form 20-F.

Item 19. EXHIBITS

Exhibit No.	Description

1.1†	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1††	Specimen Stock Certificate

4.1††	Exceed Company Ltd. 2010 Equity Incentive Plan

4.2†††	Translation of the Technology Cooperation Agreement with China Institute of Sports Science of the General Administration of Sport of China dated October 20, 2011

4.3†††	Translation of the Contract for the Investment Project Regarding Setting up a Sportswear Manufacturing Base in Ruichang City with the municipal government of Ruichang City, Jiangxi Province dated December 20, 2011

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer required by 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer required by 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath (HK) CPA Limited, dated March 27, 2013

†	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Commission on April 7, 2010 (File No. 001-33799).
††	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on December 20, 2010 (File No. 333-171280).

†††	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Commission on April 30, 2011 (File No. 001-33799).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD. (Registrant)

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief
Executive Officer

Date: March 27, 2013

Audited Financial Statements

EXCEED COMPANY LTD. AND ITS SUBSIDIARIES

(Incorporated in the British Virgin Islands with limited liability)

December 31, 2012

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

AUDITED FINANCIAL STATEMENTS

Consolidated:

Statements of comprehensive income	F-2

Statements of financial position	F-3

Statements of changes in equity	F-4 – F-7

Statements of cash flows	F-8 – F-9

Notes to consolidated financial statements	F-10 – F-59

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Exceed Company Ltd.

We have audited the accompanying consolidated statements of financial position of Exceed Company Ltd. and its Subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

March 27, 2013

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2012

	Notes	2012		2012		2011		2010
		(in thousands except for share and per share data)
		USD'000		RMB'000		RMB'000		RMB'000

REVENUE	6		382,581		2,383,516		3,288,561		2,698,891

Cost of sales			(274,121)		(1,707,801)		(2,296,298)		(1,857,251)

Gross profit			108,460		675,715		992,263		841,640

Other income and gains	6		2,555		15,917		14,791		6,416
Selling and distribution expenses			(55,807)		(347,680)		(377,903)		(339,637)
Administrative expenses			(10,904)		(67,932)		(77,073)		(57,814)
Research and development expenses			(7,099)		(44,227)		(53,863)		(40,783)
OPERATING PROFIT			37,205		231,793		498,215		409,822

Finance costs	7		(102)		(638)		(856)		(1,893)
Share of loss in jointly-controlled entity			-		-		-		(17)
Gain from change in fair value of contingent share liability	6		-		-		38,645		1,604

PROFIT BEFORE TAX	8		37,103		231,155		536,004		409,516

Tax	10		(5,171)		(32,213)		(65,922)		(56,274)

PROFIT FOR THE YEAR			31,932		198,942		470,082		353,242

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries			(8)		(49)		4,042		9,383

Total comprehensive income for the year attributable to equity holders of the Company			31,924		198,893		474,124		362,625

EARNINGS PER SHARE	11
Net profit per share
Basic		USD	0.97	RMB	6.03	RMB	15.83	RMB	14.00
Diluted		USD	0.97	RMB	6.03	RMB	13.72	RMB	10.67
Weighted average number of shares outstanding	11
Basic			32,997,441		32,997,441		29,700,010		25,232,827
Diluted			32,997,441		32,997,441		34,273,028		33,117,326

The shares which are held in escrow are regarded as issued and not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2012

	Notes	2012	2012	2011
		USD'000	RMB'000	RMB'000

NON-CURRENT ASSETS
Property, plant and equipment	13	53,115	330,914	284,314
Prepaid land lease payments	14	4,350	27,103	27,851
Deposit paid for acquisition of land use rights	15	24,074	149,986	73,030
Total non-current assets		81,539	508,003	385,195

CURRENT ASSETS
Inventories	16	1,871	11,655	31,589
Trade receivables	17	174,080	1,084,535	699,891
Prepayments, deposits and other receivables	18	3,915	24,396	4,765
Cash and cash equivalents	19	102,275	637,184	964,317
Total current assets		282,141	1,757,770	1,700,562

CURRENT LIABILITIES
Trade payables	20	1,417	8,831	59,941
Deposits received, other payables and accruals	21	9,900	61,681	52,304
Interest-bearing bank borrowings	22	4,815	30,000	-
Tax payable		378	2,357	11,098
Total current liabilities		16,510	102,869	123,343

NET CURRENT ASSETS		265,631	1,654,901	1,577,219

Net assets		347,170	2,162,904	1,962,414

STOCKHOLDERS' EQUITY
Preferred stock – par value of USD0.0001 per share; 5,000,000 shares authorized; nil issued and outstanding		-	-	-
Common stock – par value of USD0.0001 per share; 55,000,000 shares authorized; 33,634,629 shares issued and 33,022,665 outstanding (2011: 55,000,000 shares authorized; 31,288,507 shares issued and 29,436,060 shares outstanding)	24	4	23	20
Treasury shares	24	(2,552)	(15,898)	(11,549)
Retained profits		269,485	1,678,920	1,502,398
Reserves	24	80,233	499,859	471,545
Total equity		347,170	2,162,904	1,962,414

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31, 2012

							Employee
	Outstanding				Statutory		share-based		Contingent
	common stock		Capital	Other	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (i)	reserve (ii)	fund (iii)	reserve (iv)	reserve (v)	profits	issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At January 1, 2010	18,856,168	13	(118,736)	(148,443)	56,483	7,180	-	761,174	240,995	798,666

Profit for the year	-	-	-	-	-	-	-	353,242	-	353,242

Other comprehensive income: Exchange difference	-	-	-	-	-	9,383	-	-	-	9,383

Recognition of equity-settled share-based payments	50,086	-	-	-	-	-	7,319	-	-	7,319

Transfer to statutory surplus	-	-	-	-	37,103	-	-	(37,103)	-	-

Exercise of warrants (Note 24(c))	879,372	1	31,508	-	-	-	-	-	-	31,509

Warrant exchange in relation to tender offer (Note 24(c))	8,223	-	-	-	-	-	-	-	-	-

Contingent shares issuable	-	-	-	-	-	-	-	-	197,419	197,419

Escrow shares released in relation to 2009 profit (Note 24)	5,563,714	3	240,992	-	-	-	-	-	(240,995)	-

At December 31, 2010 and January 1, 2011	25,357,563	17	153,764	(148,443)	93,586	16,563	7,319	1,077,313	197,419	1,397,538

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2012

								Employee
	Outstanding					Statutory		share-based		Contingent
	common stock		Capital	Other	Treasury	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (i)	reserve (ii)	shares	fund (iii)	reserve (iv)	reserve (v)	profits	Issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At December 31, 2010 and January 1, 2011	25,357,563	17	153,764	(148,443)	-	93,586	16,563	7,319	1,077,313	197,419	1,397,538

Profit for the year	-	-	-	-	-	-	-	-	470,082	-	470,082

Other comprehensive income: Exchange difference	-	-	-	-	-	-	4,042	-	-	-	4,042

Recognition of equity-settled share-based payments	205,665	-	-	-	-	-	-	7,861	-	-	7,861

Transfer to statutory surplus	-	-	-	-	-	44,997	-	-	(44,997)	-	-

Repurchase of treasury shares (Note 24(b))	(415,751)	-	-	-	(11,549)	-	-	-	-	-	(11,549)

Exercise of warrants (Note 24(c))	10,993	-	371	-	-	-	-	-	-	-	371

Contingent shares issuable	-	-	-	-	-	-	-	-	-	94,069	94,069

Escrow shares released in relation to 2010 profit (Note 24(a)(i))	4,277,590	3	197,416	-	-	-	-	-	-	(197,419)	-

At December 31, 2011 and January 1, 2012	29,436,060	20	351,551	(148,443)	(11,549)	138,583	20,605	15,180	1,502,398	94,069	1,962,414

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2012

								Employee
	Outstanding					Statutory		share-based		Contingent
	common stock		Capital	Other	Treasury	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (i)	reserve (ii)	shares	fund (iii)	reserve (iv)	reserve (v)	profits	Issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000

At December 31, 2011 and January 1, 2012	29,436,060	20	351,551	(148,443)	(11,549)	138,583	20,605	15,180	1,502,398	94,069	1,962,414

Profit for the year	-	-	-	-	-	-	-	-	198,942	-	198,942

Other comprehensive income: Exchange difference	-	-	-	-	-	-	(49)	-	-	-	(49)

Recognition of equity-settled share-based payments	144,166	-	-	-	-	-	-	5,946	-	-	5,946

Transfer to statutory surplus	-	-	-	-	-	22,420	-	-	(22,420)	-	-

Repurchase of treasury shares (Note 24(b))	(196,213)	-	-	-	(4,349)	-	-	-	-	-	(4,349)

Escrow shares released in relation to 2011 profit (Note 24(a)(i))	3,638,652	3	94,066	-	-	-	-	-	-	(94,069)	-

At December 31, 2012	33,022,665	23	445,617	(148,443)	(15,898)	161,003	20,556	21,126	1,678,920	-	2,162,904

At December 31, 2012 (USD'000)		4	71,527	(23,827)	(2,552)	25,843	3,299	3,391	269,485	-	347,170

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2012

Notes:

(i)	Pursuant to a group reorganization effective on April 28, 2008 (the "Group Reorganization"), Windrace International Company Limited (formerly known as Xdlong International Company Limited) became the holding company of certain subsidiaries. The founders, Mr. Lin Shuipan and Ms. Chen Xiayu continue to govern the financial and operating policies and activities of such entities following partial ownership interest held by third parties since March 2008. Accordingly, such entities were under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu for all periods presented herein.

The capital reserve at January 1, 2010 primarily included (a) RMB83,597,000 being the excess of the consideration received from the equity holder of a subsidiary over the nominal value of the issued capital of a subsidiary pursuant to Group Reorganization; (b) RMB28,400,000 being a contribution from an equity holder of the Company in 2008 pursuant to an agreement dated March 28, 2008 whereby the equity holder agreed to pay the contribution if the Group achieved certain profit target for 2007; (c) RMB326,117,000 being the excess of the consideration received (net) from the equity holders of 2020 for the issuance of 10,500,000 shares of the Company’s common stock and the redemption of 1,343,082 of 2020 common stock (Note 1), and was retroactively adjusted for the Business Combination with Windrace International Company Limited on October 21, 2009; and (d) RMB204,997,000 being the excess of the consideration received from the equity holders of Windrace International Company Limited pursuant to the investment agreement on July 27, 2009 (as described in Note 24(a)(ii)); offset by RMB761,854,000 being the deemed dividend for the fair value of the contingently issuable shares (as described in Note 24 (a)(i)).

(ii)	The other reserve represented distribution to certain holders of the Company of RMB189,504,000 pursuant to a share purchase agreement on March 28, 2008 (Note 23), offset by RMB41,061,000 being write off of accrued interest on preferred shares (Note 23).

(iii)	In accordance with the relevant regulations applicable in the PRC, subsidiaries established in the PRC are required to transfer a certain percentage of their statutory annual profits after tax (after offsetting any prior years' losses), if any, to the statutory surplus fund until the balance of the fund reaches 50% of their respective registered capital. Subject to certain restrictions as set out in the relevant PRC regulations, the statutory surplus fund may be used to offset against accumulated losses of the respective PRC subsidiaries. The amount of the transfer is subject to the approval of the board of directors of the respective PRC subsidiaries.

(iv)	Exchange fluctuation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. This reserve is presented in accordance with the accounting policy in Note 2.2.

(v)	Share-based compensation reserve represents the value of employee services in respect of restricted shares granted to directors and employees of the Group.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2012

	Notes	2012	2012	2011	2010
		USD'000	RMB'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		37,103	231,155	536,004	409,516
Non-cash adjustments for:
Interest income	6,8	(2,428)	(15,122)	(11,858)	(2,364)
Finance costs	7	102	638	856	1,893
Share of loss of a jointly-controlled entity		-	-	-	17
(Gain)/loss on disposal of items of property, plant and equipment, net	6,8	99	619	(56)	108
Depreciation	13	2,923	18,213	18,248	16,950
Amortization of prepaid land lease payments	8,14	120	748	748	746
Expense recognized in respect of equity-settled share-based payment	25	955	5,946	7,860	7,319
Impairment of an advance of loan to a jointly-controlled entity		-	-	-	(17)
Gain from change in fair value of contingent shares liability	24(a)(i)	-	-	(38,645)	(1,604)
Operating cash flow before working capital changes		38,874	242,197	513,157	432,564

Decrease in inventories		3,200	19,934	13,158	11,218
(Increase)/decrease in trade receivables		(61,740)	(384,644)	(88,230)	201,087
(Increase)/decrease in prepayments, deposits and other receivables		(3,153)	(19,645)	14,967	7
Decrease in trade payables		(8,204)	(51,110)	(51,060)	(84,537)
Increase/(decrease) in deposits received, other payables and accruals		890	5,542	(13,018)	9,772

Cash generated from/(used in) operations		(30,133)	(187,726)	388,974	570,111

Interest paid		(102)	(638)	(856)	(1,893)
PRC taxes paid		(6,574)	(40,955)	(67,683)	(44,702)

Net cash inflow/(outflow) from operating activities		(36,809)	(229,319)	320,435	523,516

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Year ended December 31, 2012

	Notes	2012	2012	2011	2010
		USD'000	RMB'000	RMB'000	RMB'000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment	13	(10,522)	(65,551)	(38,721)	(8,440)
Deposit paid for acquisition of land use rights	15	(11,730)	(73,080)	(60,430)	(12,600)
Proceeds from disposal of items of property, plant and equipment		19	118	173	-
Decrease in pledged deposits		-	-	-	15,000
Interest received	6,8	2,428	15,122	11,858	2,364

Net cash outflow from investing activities		(19,805)	(123,391)	(87,120)	(3,676)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants		-	-	372	31,508
Repayment of additional premium of redemption of preferred shares	23	-	-	-	(6,616)
Repurchase of ordinary shares	24(b)	(698)	(4,349)	(11,549)	-
New bank loans		4,815	30,000	-	18,000
Repayment of bank loans		-	-	(18,000)	(58,000)
Decrease in amount due to a director		-	-	-	(1,624)
Decrease in amount due from a shareholder		-	-	-	99
Exchange realignment		9	56	98	-

Net cash inflow/(outflow) from financing activities		4,126	25,707	(29,079)	(16,633)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(52,488)	(327,003)	204,236	503,207
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		154,784	964,317	762,798	262,204
Effect of foreign exchange rate changes		(21)	(130)	(2,717)	(2,613)

CASH AND CASH EQUIVALENTS AT END OF YEAR		102,275	637,184	964,317	762,798

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1.	CORPORATE INFORMATION

Exceed Company Ltd. ("the Company") is a limited liability company incorporated in the British Virgin Islands ("BVI") on April 21, 2009, as a wholly-owned subsidiary of 2020 ChinaCap Acquirco, Inc. ("2020"), a blank check company formed in Delaware for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business that either: (1) was located in China, (2) had its principal operations located in China, or, (3) in 2020's view, would benefit from establishing operations in China.

On May 8, 2009, the Company entered into a sales and purchase agreement (the "Purchase Agreement") among 2020, Windrace International Company Limited ("Windrace") and the selling shareholders party thereto (the "Sellers"), which owned 100% of the issued and outstanding equity securities of Windrace (the "Acquisition").

On October 5, 2009, the board of directors of 2020 unanimously approved the simultaneous reincorporation of 2020 from the State of Delaware to the BVI through a redomestication merger (the "Redomestication") with and into the Company. In the Redomestication, the Company issued its securities in exchange for the issued and outstanding securities of 2020 (being 10,500,000 shares of common stock) on a one-to-one basis, and redeemed 1,343,082 shares of 2020 common stock at USD7.92 per share.

On October 21, 2009, the Company completed its Acquisition of Windrace through its acquisition of the issued and outstanding shares of Windrace under the Purchase Agreement, as supplemented by a supplemental purchase agreement dated July 27, 2009 and a letter agreement dated September 9, 2009, among Windrace and the Sellers on the one hand, and 2020 and the Company on the other hand. The Acquisition and Redomestication ("Business Combination") was accounted for as a reverse recapitalization, whereby the Company was the surviving and continuing entity for financial reporting purposes and was deemed to be the acquirer of 2020.

The Business Combination was accounted for as a reverse recapitalization because (i) after the Business Combination the Sellers together with the Investors (as defined in Note 24 – Shareholders' Equity – Common Stock) held approximately 51% of the issued and outstanding ordinary shares of Exceed (not including the escrowed shares, the additional 2,212,789 shares issuable to the Sellers if certain earnings targets in 2011 are met, and the additional shares issuable to the Investors as described in this Note 24 – Shareholders' Equity – Common Stock) and 2020's directors resigned and were replaced by Mr. Lin Shuipan, the CEO of the Company immediately prior to the Acquisition, and Professor Jin Jichun, a designee of the Sellers who is considered an independent director under applicable regulatory rules and thus independent of both 2020 and the Investors, and (ii) 2020 has no prior operations and was formed for the purpose of effecting this business combination.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1.	CORPORATE INFORMATION (continued)

In accordance with the applicable accounting guidance for accounting for the Business Combination as a reverse recapitalization, initially the Company was deemed to have undergone a recapitalization, whereby its issued and outstanding ordinary shares were converted into 17,008,633 ordinary shares of the Company. Immediately thereafter, the Company, as the parent company of the Group, which is the continuing accounting entity, was deemed to have acquired the assets and assumed the liabilities of 2020 in exchange for the issuance of the Company securities identical in number and terms to the outstanding securities of 2020. The Company, as the parent company of the Group, was deemed to have acquired 2020 in accordance with the applicable accounting guidance for accounting for the Acquisition and the Redomestication as a reverse recapitalization, and 2020's assets and liabilities were recorded at their historical carrying amounts, with no step-up in basis or other intangible assets or goodwill recorded. All direct costs of the Acquisition and the Redomestication were charged to operations in the period that such costs were incurred.

Windrace, the owner and operator of "Xidelong" brand — one of the leading domestic sportswear brands in China, is engaged in the design, develop and wholesale of sporting goods, including footwear, apparel and accessories, under its own brand, Xidelong, in China.

During the year ended December 31, 2012, the Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1.	CORPORATE INFORMATION (continued)

	Place and	Nominal value
	date of	of issued		Percentage
	incorporation or	ordinary share/		of equity
	establishment/	registered		attributable to		Principal
Name	operation	capital		the Company		activities
				Direct	Indirect

Windrace International Company Limited (Formerly known as Xdlong International Company Limited)	Cayman Islands March 25, 2008	HKD	9,200	100	-	Investment holding

Windrace Investment Holding Limited ("Windrace Investment") (Formerly known as Xdlong Investment Holding Limited)	British Virgin Islands August 17, 2007	USD	100	-	100	Investment holding

Hei Dai Lung Group Company Limited ("XDLong HK")	Hong Kong November 5, 2003	HKD	10,000	-	100	Investment holding

Xidelong (China) Co., Ltd. ("XDLong China") (Note (i) and (ii))	PRC April 13, 2004	HKD	390,000,000	-	100	Manufacture and sale of sportswear

Fujian Xidelong Sports Goods Co., Ltd. ("XDLong Fujian") (Note (i) and (iii))	PRC September 26, 2001	HKD	25,000,000	-	100	Manufacture and sale of sportswear

Xidelong (Jiang Xi) Athletic Equipment Co., Ltd. ("XDLong Jiangxi") (Note (i) and (iv))	PRC September 10, 2012	HKD	400,000,000	-	100	Manufacture and sale of sportswear

Notes:

(i)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(ii)	The registered capital of XDLong China is HKD390,000,000 and was fully paid as of October 26, 2009.

(iii)	The registered capital of XDLong Fujian is HKD25,000,000 and was fully paid as of June 13, 2008.

(iv)	The registered capital of XDLong Jiangxi is HKD400,000,000. The unpaid registered capital as of year end was set out in Note 28(a) of the financial statements

(v)	The functional and reporting currency of XDLong China, XDLong Fujian and XDLong Jiangxi, the operating subsidiaries of the Group, is RMB.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.1.	BASIS OF PRESENTATION AND PREPARATION

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"). They have been prepared under the historical cost convention. These financial statements are presented in Renminbi ("RMB") and all amounts are rounded to the nearest thousand except where otherwise indicated.

All income, expenses and unrealized gains and losses resulting from intercompany transactions and balances within the Group are eliminated on consolidation in full.

Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company's equity in undistributed net income or proportionate share of net losses since acquisition.

Translations of amounts from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.2301. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve, on December 31, 2012. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2012, or at any other rate.

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

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person

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

December 31, 2012

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

December 31, 2012

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

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction during the period of construction and includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group’ accounting policy. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Group's financial liabilities include trade and other payables and interest-bearing bank and other borrowings.

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

Earn-out obligation

Pursuant to an earn-out provision of the Purchase Agreement and the Escrow Agreement (as defined in Note 24(a)(i)), the Company has been required annually to release shares from the escrow account to the former shareholders of Windrace for the fiscal years 2009, 2010 and 2011. In addition, upon the achievement of certain earnings targets in 2011, 2,212,789 additional new shares of Exceed are required to be issued to the former shareholders of Windrace as earn-out shares. The details with respect to the contingent share obligation are discussed in Note 24(a)(i).

The Company releases the shares, which are held in the escrow account, and issues the new ordinary shares, in respect of the earn-out provision when the audited result of the Company's financial results each year are released if the financial results fulfill the condition in the Purchase Agreement. The Earn-out obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statements of comprehensive income. Once a measurement period for the issuance of shares ends, the Earn-out obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized when there are probable economic benefits to the Group and when the revenue can be measured reliably, on the following bases:

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

Although the Group's policy is to recognize product returns as a reduction of revenue, the Group has not deemed it necessary to accrue for returns at the time when sales are recorded, as the Group has not had any significant product returns or similar claims. Management periodically reviews this matter and will consider making such accruals, when there are indications of significant sales returns or similar claims in future periods.

Although the Group accepts returns of defective products from distributors, distributors generally choose to sell any defective products at a discount rather than to return such defective products to the Group. Since distributors are required to comply with the Group's pricing policy, prior written consent must be obtained from the Group before any products are sold at a discount to the suggested retail price, which is determined on a case-by-case basis. The Group does not provide any compensation to distributors for defective products. To date, the number and value of defective products has been nominal.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Group does not have any arrangements with distributors to accept returns of out-of-season stock. When in-season new products arrive, the current products on shelves become out-of-season stock. The Group does not provide volume-based discount programs or discounts for early payment.

The Group encourages distributors to clear their out-of-season inventory levels. An authorized retailer with excess inventory at the end of a season may attempt to sell such excess inventory through regular and special end-of-season sales. Since distributors must strictly comply with the Group's suggested retail pricing policy, prior written consent must be obtained from the Group before a distributor may conduct any promotional events or sell any of the Group's products to consumers at a discount to the suggested retail price. The distributors bear the costs of any sales discounts and the Group is not required to provide credits or subsidies to distributors for their seasonal clearance activities.

In order to facilitate the operation and development of its business, including promoting brand recognition and building a nationwide brand image, the Group provides selective industry-standard post-sales assistance and guidance to distributors, including training of distributors’ employees and promotional equipment and marketing brochures. Distributors are required to sell the Group's products on an exclusive basis to be eligible for such assistance and guidance.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. During the three years ended December 31, 2012, no interest has been capitalized. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Share-based payment transactions

The Company operates an equity incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the restricted shares is determined by an external valuer using a prepaid forward contract and based on the income approach by discounting the expected value of the shares according to its expected vesting schedule to the date of valuation, taking into account the terms and conditions upon which the restricted shares were granted. The fair value is essentially equal to the share price of the Company as of the date of grant.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statements of comprehensive income for a period represents the movement in the cumulative expense recognized as of the beginning and end of that period.

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

December 31, 2012

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

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme. The Group has no further payment obligations once the contributions have been paid.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in central pension schemes operated by the local municipal government. The subsidiaries are required to contribute certain percentages of their payroll costs to the central pension schemes. The contributions are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the central pension schemes. The Group has no further payment obligations once the contributions have been paid.

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

December 31, 2012

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

3.1.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following relevant new interpretations and amendments to IFRSs for the first time for the current year's financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures – Transfers of Financial Assets
IAS 12 Amendments	Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of
Underlying Assets

The adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

3.2.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures – Offsetting Financial Assets and Financial Liabilities[2]
IFRS 9	Financial Instruments[4]
IFRS 10	Consolidated Financial Statements[2]
IFRS 12	Disclosure of Interests in Other Entities[2]
IFRS 10, IFRS 11 and	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition
IFRS 12 Amendments	Guidance[2]
IFRS 10, IFRS 12 and	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011)
IAS 27 (2011)	– Investment Entities[3]
Amendments
IFRS 13	Fair Value Measurement[2]
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements
– Presentation of Items of Other Comprehensive Income[1]
IAS 19 (2011)	Employee Benefits[2]
IAS 27 (2011)	Separate Financial Statements[2]
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments:
Presentation – Offsetting Financial Assets and Financial Liabilities[3]
Annual Improvements	Amendments to a number of IFRSs issued in June 2012[2]
2009-2011 Cycle

[1]	Effective for annual periods beginning on or after July 1, 2012
[2]	Effective for annual periods beginning on or after January 1, 2013
[3]	Effective for annual periods beginning on or after January 1, 2014
[4]	Effective for annual periods beginning on or after January 1, 2015

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Other than as further explained below, these new and revised IFRSs are unlikely to have a significant impact on the Group’s financial results and financial position.

The IFRS 7 Amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The Group expects to adopt the amendments from January 1, 2013.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

3.2.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortized cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In November 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the "Additions") and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option ("FVO"). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income ("OCI"). The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9 from January 1, 2015. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities.

The IAS 1 Amendments change the grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, net gain on hedge of a net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items which will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendments will affect presentation only and have no impact on the financial position or performance. The Group expects to adopt the amendments from January 1, 2013.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

3.2.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The Annual Improvements to IFRSs 2009-2011 Cycle issued in June 2012 sets out amendments to a number of IFRSs. The Group expects to adopt the amendments from January 1, 2013. There are separate transitional provisions for each standard. While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments are expected to have a significant financial impact on the Group. Those amendments that are expected to have a significant impact on the Group’s policies are as follows:

(a)	IAS 1 Presentation of Financial Statements: Clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the previous period. The additional comparative information does not need to contain a complete set of financial statements.

In addition, the amendment clarifies that the opening statement of financial position as of the beginning of the preceding period must be presented when an entity changes its accounting policies; makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. However, the related notes to the opening statement of financial position as of the beginning of the preceding period are not required to be presented.

(b)	IAS 32 Financial Instruments: Presentation: Clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

4.	SIGNIFICANT ACCOUNTING ESTIMATES

In the process of applying the Group's accounting policies, management has made estimates and assumptions in determining certain amounts recognized in the financial statements, some of the estimates and assumptions are based on expected outcomes of future events. These estimates may not necessarily be indicative of the actual outcome. The significant estimates and assumptions are discussed below.

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

Prepaid land lease payments and deposit paid for acquisition of land use rights

At the end of reporting period, construction on the parcel of land owned by XDLong Fujian within the Group’s production complex in Jinjiang, Fujian Province, has not commenced. For reasons stated in Note 14 to the financial statements, management has estimated that the possibility of incurring an impairment in value of loss of this land use is remote. Also at the end of reporting period, the Group has not yet completed the land acquisitions for two parcels of land located in Jinjiang, Fujian Province, and Ruichang, Jiangxi Province. The classification and the carrying amounts of the deposits paid are based on the Group’s estimates on completion of the land acquisition process and finally obtaining land use rights of these parcels of land. Any changes in the abovementioned estimates could have a significant impact on the classification and carrying amounts of prepaid land lease payments and deposit paid for acquisition of land use rights. The carrying amounts of these balances as of December 31, 2012 are RMB5,216,000 and RMB149,986,000, respectively.

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

Impairment allowances for trade and other receivables

The Group estimates the impairment allowances for trade and other receivables by assessing the collectability of the receivables based on the related customers' credit history and prevailing market conditions. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. Where the expectation is different from the initial estimate, the difference is recognized as an impairment loss in the period in which such estimate is changed. The Group reassesses the impairment allowances at the end of each reporting period.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

4.	SIGNIFICANT ACCOUNTING ESTIMATES (continued)

Contingent share liability

As stated in Note 24 to the consolidated financial statements, the number of shares of the Company to be released and issued to the former shareholders of Windrace as part of the reverse capitalization transaction effective on October 21, 2009 is subject to the results of adjusted net earnings of the Company. Estimating fair value for contingent share liability requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model including volatility, market discount and dividend yield and making assumptions about them. Any changes to the assumptions can materially affect the determination of the fair value of contingent share liability.

5.	SEGMENT INFORMATION

The Group determines its operating segments based on the reports reviewed by the chief operating decision-makers that are used to make strategic decisions.

The Group operates one business segment, which is the manufacture and sale of sportswear, including footwear, apparel and accessories. The Group's most senior executive management consider the major product lines (being footwear, apparel and accessories) as one business segment for assessment of segment performance as they exhibit similar long term financial performance and they are similar in terms of product nature, production process, customer type and class, and distribution method. As such, no further business segment analysis is presented.

In addition, the Group's revenue, expenses, assets and liabilities and capital expenditures are predominantly attributable to a single geographical region, which is the PRC. Therefore, no analysis of business or geographical segment is presented.

6.	REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold during the year.

An analysis of revenue, other income and gains is as follows:

	2012	2012	2011	2010
	USD'000	RMB'000	RMB'000	RMB'000

Revenue
Manufacture and sale of sportswear:
Footwear	183,760	1,144,843	1,514,096	1,266,378
Apparel	192,322	1,198,186	1,731,482	1,403,708
Accessories	6,499	40,487	42,983	28,805

	382,581	2,383,516	3,288,561	2,698,891

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

6.	REVENUE, OTHER INCOME AND GAINS (continued)

	2012	2012	2011	2010
	USD'000	RMB'000	RMB'000	RMB'000

Other income and gains
Bank interest income	2,428	15,122	11,858	2,364
Gain on disposal of property, plant and equipment	-	-	63	-
Award from the PRC government*	125	780	2,390	4,051
Other income	2	15	480	1

	2,555	15,917	14,791	6,416

Gain from change in fair value of contingent share liability	-	-	38,645	1,604

* There are no unfulfilled conditions or contingencies relating to these subsidies.

7.	FINANCE COSTS

	2012	2012	2011	2010
	USD'000	RMB'000	RMB'000	RMB'000

Interest on bank loans wholly repayable within one year	102	638	856	1,893

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

8.	PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Note	2012	2012	2011	2010
		USD'000	RMB'000	RMB'000	RMB'000

Included in cost of sales
Cost of inventories sold*		274,121	1,707,801	2,296,298	1,857,251

Included in selling and distribution expenses
Advertising and promotional expenses		52,708	328,375	352,436	316,795
Depreciation of property, plant and equipment		56	348	338	302
Employee benefits expenses:
Wages and salaries		1,880	11,714	13,752	12,343
Pension scheme contributions**		312	1,941	1,995	1,498
		2,192	13,655	15,747	13,841

Included in administrative expenses
Depreciation of property, plant and equipment		1,015	6,325	6,831	6,018
Employee benefits expenses (including directors' remuneration - Note 9):
Wages and salaries		1,916	11,940	13,057	11,236
Share-based compensation expense		955	5,946	7,860	7,319
Pension scheme contributions**		216	1,348	1,329	854
		3,087	19,234	22,246	19,409
Minimum lease payments under operating leases in respect of office premises and warehouse		207	1,290	3,714	1,088
Auditors' remuneration		418	2,604	3,753	2,855
Amortization of prepaid land lease payments	14	120	748	748	746
Loss on disposal of items of property, plant and equipment		99	619	7	108

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

8.	PROFIT BEFORE TAX (continued)

	2012	2012	2011	2010
	USD'000	RMB'000	RMB'000	RMB'000
Included in research and development expenses
Depreciation of property, plant and equipment	147	918	683	423
Employee benefits expenses:
Wages and salaries	1,164	7,249	9,750	9,013
Pension scheme contributions**	232	1,447	1,698	1,215
	1,396	8,696	11,448	10,228

Included in other income and gains
Interest income	(2,428)	(15,122)	(11,858)	(2,364)

*	The cost of inventories sold includes approximately RMB53,162,000 (2011: RMB54,803,000; 2010: RMB53,630,000) relating to direct staff cost and RMB10,623,000 (2011: RMB10,396,000; 2010: RMB10,207,000) depreciation of the manufacturing facilities.

**	As of December 31, 2012 and 2011, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years.

9.	DIRECTORS' REMUNERATION

Details of directors' remuneration are as follows:

	2012	2012	2011	2010
	USD'000	RMB'000	RMB'000	RMB'000

Other emoluments:
Salaries, bonuses, allowances and benefits in kind	197	1,228	941	1,160
Share-based compensation expense	-	-	-	626
Pension scheme contributions	1	9	8	8

	198	1,237	949	1,794

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

9.	DIRECTORS' REMUNERATION (continued)

There was no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2012, 2011 and 2010.

No remuneration was paid by the Group to any of the directors of the Group as an inducement to join or upon joining the Group or as compensation for loss of office for the years ended December 31, 2012, 2011 and 2010.

During the year ended December 31, 2010, certain directors were granted restricted shares in respect of their services to the Group, under the equity incentive plan of the Company, further details of which are set out in Note 25 to the financial statements. The fair value of such restricted shares which have been recognized in the consolidated statements of comprehensive income over the vesting period, was determined as of the date of grant and the amount included in the financial statements for the current year is included in the above directors' remuneration disclosures.

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

	2012	2012	2011	2010
	USD'000	RMB'000	RMB'000	RMB'000

Current tax - Mainland China
Charge for the year	5,171	32,213	65,922	56,274

Pursuant to the income tax rules and regulations of the PRC, provision for PRC corporate income tax is calculated based on the statutory rate of 25% of the assessable profits of the PRC subsidiaries comprising the Group.

Under the new PRC Corporate Income Tax Law (the ''New Corporate Income Tax Law'') and its Implementation Rules (effective on January 1, 2008), the PRC corporate income tax rate for domestic-invested and foreign-invested enterprises is unified to 25%. Accordingly, the applicable tax rate for XDLong Fujian is 25% in 2012, 2011 and 2010.

XDLong China, a foreign-invested enterprise established before the New Corporate Income Tax Law, can continue to enjoy the existing tax holiday whereby it is exempted from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008, and thereafter is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012. The tax rate applied to XDLong China pre-tax profits is 12.5% in 2012, 2011 and 2010.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

10.	TAX (continued)

A reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries operated to the tax expense at the effective tax rates are as follows:

	2012	2012	2011	2010
	USD'000	RMB'000	RMB'000	RMB'000

Profit before tax	37,103	231,155	536,004	409,516

Tax at the applicable rates (Note)	9,615	59,905	132,618	104,019
Tax exemption due to tax holidays	(5,118)	(31,890)	(64,041)	(50,930)
Tax effect of expenses not deductible for taxation purposes	674	4,198	3,721	3,427
Income not subject to tax	-	-	(6,376)	(242)

Tax charge at the Group's effective rate	5,171	32,213	65,922	56,274

Note:	The applicable tax rates from January 1, 2010 were a mix of 25% and 16.5% for entities operating in China and Hong Kong, respectively.

According to the New Corporate Income Tax Law and its implementation rules, dividends receivable by non-PRC corporate residents from PRC enterprises are subject to withholding tax at a rate of 10%, unless reduced by tax treaties or arrangements, for profits earned since January 1, 2008. In addition, under the Sino Hong Kong Double Tax Arrangement and its relevant regulations, a qualified Hong Kong tax resident will be liable for withholding tax at the rate of 5% for dividend income derived from the PRC if the Hong Kong tax resident is the "beneficial owner" and holds 25% or more of the equity interests of the PRC company.

As of December 31, 2012 and 2011, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its businesses in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

11.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	December 31
	2012		2012		2011		2010
	USD'000		RMB'000		RMB'000		RMB'000

Earnings
Earnings for the purposes of basic earnings per share and diluted earning per share		31,932		198,942		470,082		353,242

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share		32,997,441		32,997,441		29,700,010		25,232,827
Effect of dilutive potential ordinary shares
Escrow shares		-		-		1,425,863		4,277,590
Earn-out shares		-		-		2,212,789		-
Warrants		-		-		927,246		3,496,298
Restricted shares		-		-		7,120		110,611

Weighted average number of ordinary shares for the purposes of diluted earnings per share		32,997,441		32,997,441		34,273,028		33,117,326

Earnings per share
Basic	USD	0.97	RMB	6.03	RMB	15.83	RMB	14.00
Diluted	USD	0.97	RMB	6.03	RMB	13.72	RMB	10.67

12.	RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties:

(a)	Mr. Lin Shuipan, a director of the Company, Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, and Mr. Ding Dongdong, the executive senior Vice President of the Company and the brother in-law of Mr. Lin Shuipan, have guaranteed certain bank loans made available to the Group up to RMB635,000,000 as of December 31, 2012.

(b)	Details of remuneration to the directors of the Group are disclosed in Note 9 to the financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

13.	PROPERTY, PLANT AND EQUIPMENT

					Furniture,
					fixtures
		Leasehold	Plant and	Motor	and office	Construction
	Buildings	improvements	machinery	vehicles	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Cost:
As of January 1, 2011	285,987	1,886	28,839	5,886	3,585	171	326,354
Additions	-	1,353	5,894	535	751	30,188	38,721
Disposals	-	(12)	(4)	(608)	(15)	-	(639)
Exchange realignment	-	-	-	-	(1)	-	(1)

As of December 31, 2011 and January 1, 2012	285,987	3,227	34,729	5,813	4,320	30,359	364,435
Additions	-	-	366	134	207	64,844	65,551
Disposals	-	(1,436)	-	(398)	(14)	(10)	(1,858)
Exchange realignment	-	-	-	-	(1)	-	(1)
As of December 31, 2012	285,987	1,791	35,095	5,549	4,512	95,193	428,127

Accumulated depreciation:
As of and January 1, 2011	47,650	216	10,391	2,971	1,168	-	62,396
Provided during the year	12,870	865	3,126	734	653	-	18,248
Written off	-	-	-	(513)	(10)	-	(523)

As of December 31, 2011 and January 1, 2012	60,520	1,081	13,517	3,192	1,811	-	80,121
Provided during the year	12,870	722	3,197	702	722	-	18,213
Written off	-	(779)	-	(336)	(6)	-	(1,121)

As of December 31, 2012	73,390	1,024	16,714	3,558	2,527	-	97,213

Carrying amount:
As of December 31, 2011	225,467	2,146	21,212	2,621	2,509	30,359	284,314

As of December 31, 2012	212,597	767	18,381	1,991	1,985	95,193	330,914

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
As of December 31, 2012	34,124	123	2,950	320	319	15,279	53,115

The Group's buildings are situated in Mainland China and are held on land under medium term leases (lease with a term less than 50 years). The leases of the said land expire in 2056.

As of December 31, 2012, certain Group's buildings with carrying amount of approximately RMB212,597,000 (2011: Nil) were pledged to secure general banking facilities granted to the Group (Note 22).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

14.	PREPAID LAND LEASE PAYMENTS

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Carrying amount at January 1	4,574	28,499	29,247
Recognized during the year	(120)	(748)	(748)

Carrying amount at December 31	4,454	27,751	28,499
Current portion included in prepayments, deposits and other receivables (Note 18)	(104)	(648)	(648)

Non-current portion	4,350	27,103	27,851

The Group's prepayment of land use rights is for medium term land located in Mainland China. The leases expire between 2055 and 2056.

As of December 31, 2012 and 2011, no land use right was pledged to secure general banking facilities granted to the Group.

XDLong China owns and occupies a parcel of land with an aggregate site area of approximately 38,784 square meters together with buildings on such land. The buildings consist of the Group's production facility, a research and development center, an office facility, staff quarters, and a recreation center and sports facility, with an aggregate gross floor area of approximately 99,024 square meters. The Group has obtained the land use rights certificate in relation to the land and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years from December 25, 2006.

XDLong Fujian owns a parcel of land located within the Group's production complex in Jinjiang, which has an aggregate site area of approximately 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land was required to commence by February 28, 2006. However, XDLong Fujian did not commence construction by such date because the Group decided to construct its production facilities on another larger parcel of land owned by XDLong China. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. On July 1, 2012, the Ministry of Land and Resources issued the Measures on Disposing Idle Land. The new regulation emphasizes that the land authority shall repossess the idle land without any compensation if the scheduled construction has not commenced for two years. The new regulation also stipulates the procedures, results and other details regarding repossessing idle land. The Group does not believe that the parcel of land held for use by XDLong Fujian met the definition of Idle Land in accordance with the new regulation.

The local government agency has verbally confirmed that it does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Consistent with the objectives of the local government, the construction of the Group in the Jinjiang area has injected capital into the local economy and resulted in an expansion of the Group's local workforce.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

14.	PREPAID LAND LEASE PAYMENTS (continued)

Management based its conclusion on the fact that local government officials have provided verbal assurances that they do not intend to take punitive action for the Group's failure to commence construction, management has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

As of December 31, 2012, the carrying amount of this piece of land was RMB5,216,000 (2011: RMB5,339,000).

15.	Deposit paid for acquisition of land use rights

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Carrying amount at January 1	11,722	73,030	12,600
Additions	12,352	76,956	60,430

Carrying amount at December 31	24,074	149,986	73,030

As of December 31, 2012, a total deposit of RMB149,986,000 was paid for land use rights over two parcels of land located in Fujian Province and Jiangxi Province.

As of December 31, 2012, the deposit of RMB26,230,000 (2011: RMB26,230,000) was fully paid for land use rights over a parcel of land in Jinjiang, Fujian Province, the PRC. On May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, four sales and purchase agreements were entered into between the Group and the independent third parties for the transfer of the right arising from the aforesaid deposit paid at a consideration of RMB5,400,000, RMB7,640,000, RMB600,000 and RMB7,590,000, respectively. RMB5,000,000 was paid to the Jinjiang Municipal Bureau of Land and Resources for the application of the land use right. The Group plans to use this parcel of land for the construction of new staff quarters, which is expected to be completed in 2013. The Group is in the process of obtaining the relevant State-owned Land Use Rights Certificate as of December 31, 2012.

As of December 31, 2012, the deposit of RMB123,756,000 (2011: RMB46,800,000) was paid and payable for the land use rights over a parcel of land in Ruichang, Jiangxi Province, the PRC.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

15.	Deposit paid for acquisition of land use rights (continued)

On December 1, 2012, a sales and purchase agreement was entered into for the transfer of the right of the aforesaid parcel of land of 193,333 square meters. The land purchase proposal for remaining parcel of land of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals. Upon completion of the construction of our new production facility in Ruichang City, the Group expects its annual production capacity for our footwear products to increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. The Group believes increased in-house production capacities will give more control over production process and allow it to reduce costs. Ultimately, the expansion of in-house production capacity will help to increase gross profit margins, as the Group can reduce the reliance on outsourced manufacturing. It is an important part of the long-term strategy of Exceed to gain better control on production, increase economies of scale, enhance profitability and capture a greater market share.

The Group plans to use this parcel of land for the construction of a new production facility. The first phase of the new production facility is expected to be completed by the end of 2013. The outstanding amount of RMB78,120,000 as of December 31, 2012 is disclosed as a capital commitment in Note 28(a).

The Group is in the process of obtaining the relevant State-owned Land Use Rights Certificate of the aforesaid parcel of land of 193,333 square meters as of December 31, 2012.

The deposits will be reclassified to the respective account under the non-current assets upon the transfers of legal title.

16.	INVENTORIES

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Raw materials	636	3,963	6,566
Work in progress	347	2,159	1,659
Finished goods	888	5,533	23,364

	1,871	11,655	31,589

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

17.	TRADE RECEIVABLES

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Trade receivables	174,080	1,084,535	699,891
Impairment	-	-	-

	174,080	1,084,535	699,891

The Group's trading terms with its customers (independent distributors) are mainly on credit. The credit period is generally for a period of six months (2011: four months). The Group monitors and controls the outstanding amounts due from the distributors on an on-going basis and requires the distributors to make continuous payment before getting new products.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Group's trade receivables as of December 31, 2012 and 2011, based on the invoice date, is as follows:

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Within 60 days	43,618	271,743	481,947
61 to 90 days	26,569	165,530	110,981
91 to 180 days	103,893	647,262	106,963
181 to 360 days	-	-	-

	174,080	1,084,535	699,891

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

17.	TRADE RECEIVABLES (continued)

An aging of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past
	due nor	Less than	31 to	Over
	impaired	30 days	120 days	120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

December 31, 2011	699,891	-	-	-	-	699,891
December 31, 2012	1,084,535	-	-	-	-	1,084,535

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

December 31, 2012	174,080	-	-	-	-	174,080

Receivables that were neither past due nor impaired relate to customers with no recent history of default.

The carrying amounts of trade receivables approximate to their fair values.

18.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Deposits to suppliers	3,210	19,997	-
Prepaid advertising	237	1,478	1,375
Prepaid expenses	161	1,004	1,470
Prepaid land-lease payments	104	648	648
Rental deposits	98	610	635
Other receivables	105	659	637

	3,915	24,396	4,765

All of the other receivables are expected to be recovered or recognized as expense within one year. Staff advances included in other receivables are considered as financial assets in the scope of IAS 39.

The carrying amount of prepayments, deposits and other receivables approximate to their fair value.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

19.	CASH AND CASH EQUIVALENTS

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Time deposits	64,204	400,000	400,000
Cash and bank balances	38,071	237,184	564,317

Cash and cash equivalents	102,275	637,184	964,317

At the end of the reporting period, the cash and cash equivalents of the Group denominated in RMB amounted to RMB622,631,000 (2011: RMB927,470,000). RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of cash and bank balances approximate to their fair values.

20.	TRADE PAYABLES

An aging analysis of the Group's trade payables, based on the invoice date, is as follows:

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Trade payables - Within 90 days	1,417	8,831	59,941

The trade payables are non-interest-bearing and are normally settled on 30- to 90-day terms. All of the trade payables are expected to be settled within one year.

The carrying amounts of trade payables approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

21.	DEPOSITS RECEIVED, OTHER PAYABLES AND ACCRUALS

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Accrued liabilities	5,757	35,870	29,529
Value added tax payables	1,892	11,790	8,729
Deposits received	1,766	11,000	11,000
Accrued IPO expenses	485	3,021	3,046

	9,900	61,681	52,304

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

The carrying amount of deposits received, other payables and accruals approximate to their fair value.

22.	INTEREST-BEARING BANK BORROWINGS

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Current
Bank loans - secured and repayable within one year	4,815	30,000	-

Included in the above bank loans were:-

(a)	A bank loan of RMB10,000,000 which is interest bearing at an annual rate of 6.56%, secured by mortgages over certain buildings of the Group situated in Mainland China (Note 13) to the extent of RMB79,530,000, and due for payment on February 12, 2013. The loan was repaid in February 2013; and

(b)	A bank loan of RMB20,000,000 which is interest bearing at an annual rate of 5.40%, secured by personal guarantees from Mr. Lin Shuipan, Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, and Mr. Ding Dongdong, the executive senior Vice President of the Company and the brother in-law of Mr. Lin Shuipan, to the extent of RMB635,000,000 (Note 12(a)), and due for payment on December 19, 2013.

The above bank loans were denominated in RMB. Because of the short maturity, the carrying amounts of the bank loans approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

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

On March 28, 2008, Mr. Lin Shuipan, RichWise International Investment Group Limited ("RichWise"), Mr. Shi Jinlei (the sole beneficial owner of RichWise), Windrace and GS Investor entered into a share purchase agreement (the "SPA") under which Mr. Lin Shuipan and RichWise agreed to transfer 2,000 and 3,500 preferred shares (the "sale shares") representing 2.0% and 3.5%, respectively, of the issued share capital of Windrace as enlarged by the Subscription by GS Investor. The consideration for the acquisition of the sale shares under the SPA amounting to HKD210.56 million (equivalent to RMB189,504,000), was made to Mr. Lin Shuipan and Richwise.

GS Investor shall have the right to require Windrace to redeem any part or all of the preferred shares in cash for an amount equal to the consideration as stated in the Subscription Agreement. In addition, pursuant to the SPA, upon the redemption of the preferred shares, the Selling Parties will make a payment to GS Investor in respect of the sum of the issue price for each preferred share, plus 12% of internal rate of return ("IRR") from the initial issuance date until redemption date of the preferred shares.

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

On October 23, 2009, the initial valuation of the preferred shares of HKD306.27 million (equivalent to RMB269,960,000) was fully repaid to the GS investors. As the accrued interest of RMB41,061,000 has been waived, the amount was treated as a gain to Windrace and was charged to the stockholders' equity by crediting "other reserve" account.

On June 30, 2010, the additional payment of USD1.0 million (equivalent to RMB 6.9 million) was paid to the GS investors according to the letter agreement and the redemption agreement.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

24.	SHAREHOLDERS' EQUITY

(a).	Common Stock

On October 21, 2009, the Company acquired 100% equity interest of Windrace by issuing an aggregate of 17,008,633 new ordinary shares (the "Additional Shares") to the Sellers.

(a)(i).	Common Stock – Escrow Agreement

Subject to an escrow agreement (the "Escrow Agreement") to be entered into among 2020, Windrace, the Company, the Sellers and the escrow agent and the Purchase Agreement, a portion of the Additional Shares were to be held in escrow and released by installment subject to Adjusted Net Earnings of Exceed. The Company defines adjusted profit after tax (the "Adjusted Net Earnings") according to the interpretation of 2010 Adjusted Earnings in the Purchase Agreement. The Adjusted Net Earnings is defined as the profit for the year in the financial statements excluding: (i) the impact, positive or negative, of any fair value assessment or accounting impact attributable to the escrow agreement for the release of escrowed shares; (ii) the expenses relating to the completion of the transactions contemplated by the Purchase Agreement; (iii) the expenses, including interest expenses and other related expenses, related to the repurchase of the preferred shares held by the GS Investor; and (iv) the expenses relating to the grant of options under share option plans that may be implemented in the future.

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

The Company exceeded the Adjusted Net Earnings for the years ended December 31, 2011, 2010 and 2009. The shares described above became issuable in each of the years based on the Adjusted Net Earnings, and were released or issued in the subsequent year.

The contingent shares issuable under the escrow and the additional earn-out shares are accounted for as a financial instrument liability that is adjusted to fair value at each reporting date, with changes in fair value being recognized currently in the consolidated statements of comprehensive income. Once a measurement period for the issuance of such contingent shares ends, the contingent share liability related to that period is no longer conditional, and the obligation is reclassified from liability to equity, if the shares have been earned, based on the fair value of the obligation at the end of the measurement period. The activities in the contingent share liability during 2010, 2011 and 2012 were as follows:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

24.	SHAREHOLDERS' EQUITY (continued)

(a).	Common Stock (continued)
(a)(i).	Common Stock – Escrow Agreement (continued)

RMB'000
Deemed dividend for the fair value of the contingently issuable shares at October 21, 2009 with a charge to retained earnings	761,854
Change in fair value during 2009 with a charge to the consolidated statement of comprehensive income	(170,948)
Reclassification of 2009 contingent share liability at December 31, 2009 from liability to equity	(240,995)
Exchange rate effect	(145)
Contingent share liability as of January 1, 2010	349,766
Change in fair value during 2010 with a charge to the consolidated statement of comprehensive income	(1,604)
Reclassification of 2010 contingent share liability at December 31, 2010 from a liability to equity	(197,419)
Exchange rate effect	(11,575)
Contingent share liability as of December 31, 2010 and January 1, 2011	139,168
Change in fair value during 2011 with a charge to the consolidated statement of comprehensive income	(38,645)
Reclassification of 2011 contingent share liability at December 31, 2011 from a liability to equity	(94,069)
Exchange rate effect	(6,454)
Contingent share liability as of December 31, 2011 and 2012	-

Number of Shares

Contingent shares issuable at October 21, 2009	13,479,956
Contingent shares earned in 2009, released from escrow in 2010	(5,563,714)
Contingent shares issuable as of January 1, 2010	7,916,242
Contingent shares earned in 2010, released from escrow in 2011	(4,277,590)
Contingent shares issuable as of December 31, 2010 and January 1, 2011	3,638,652
Contingent shares earned in 2011, to be released from escrow and issued in 2012	(3,638,652)
Contingent share issuable as of December 31, 2011 and 2012	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

24.	SHAREHOLDERS' EQUITY (continued)

(a).	Common Stock (continued)
(a)(i).	Common Stock – Escrow Agreement (continued)

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

24.	SHAREHOLDERS' EQUITY (continued)

(a).	Common Stock (continued)
(a)(i).	Common Stock – Escrow Agreement (continued)

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

	October 21, 2009	December 31, 2009	December 31, 2010	December 31, 2011

Volatility	51%-61%	44%-56%	39%-45%	56%-65%
Marketability discount	11%-37%	10%-33%	11%-23%	18%-20%
Current stock price	USD12.1	USD8.5	USD8.26	USD4.9
Dividend yield	0.0%	0.0%	0.0%	0.0%

(a)(ii).	Common Stock – Investment Agreement

On July 27, 2009, Windrace entered into an Investment Agreement (the "Investment Agreement") and the Escrow Agreement with Wisetech Holdings Limited ("Wisetech"), Windtech Holdings Limited ("Windtech" and, collectively with Wisetech, the "Investors") and Mr. Lin Shuipan, and as amended by a supplemental agreement dated on November 30, 2009, the Investors invested an aggregate of USD30,000,000 in Windrace in two installments. Upon the completion of the Business Combination, the Company issued 3,627,968 new ordinary shares to the Investors (equal to USD27,500,000 divided by USD7.58 per share). On November 30, 2009, the Company issued 329,816 new ordinary shares to the Investors (equal to USD2,500,000 divided by USD7.58 per share).

(b).	Treasury shares

In accordance with its share repurchase program announced on August 15, 2011, the Company has purchased 415,751 of its ordinary shares from the period of August 15, 2011 to December 31, 2011, at an average price of USD4.34 per share, for a total purchase price of approximately USD1.8 million (approximately RMB11.5 million). The Company is authorized to repurchase up to USD10 million of its ordinary shares within 6 months of August 15, 2011 using existing cash reserves.

The Company has extended the date of expiration of Exceed's existing USD10 million share repurchase program from February 14, 2012 to August 14, 2012. The Company has purchased 196,213 of its ordinary shares from January 1, 2012 to August 14, 2012, at an average price of USD3.48 per share, for an aggregate cost of approximately USD0.7 million (approximately RMB4.3 million), with a balance of approximately USD7.5 million available for further repurchases under the share repurchase program. The share repurchase program expired on August 14, 2012.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

24.	SHAREHOLDERS' EQUITY (continued)

(c).	Common stock warrants

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

In 2010, the Company implemented a program for early cashless exercise of warrants through ordinary share exchange, which offered the holders of all 10,890,000 outstanding warrants (the "Warrants"), including Warrants held as part of the Company's units, the opportunity, for a limited time, to acquire ordinary shares of the Company (the "Ordinary Shares") by exchanging the Warrants for Ordinary Shares. A total of 32,550 Warrants (approximately 0.3% of the outstanding Warrants) were exchanged for a total of 8,223 Ordinary Shares in this tender offer. Besides the tender offer, a total of 10,993 warrants and 879,372 warrants were exercised into shares in 2011 and 2010, respectively.

The Company's publicly traded warrants expired in accordance with their terms on November 8, 2011. 922,915 warrants were exercised during the period from October 21, 2009 to November 8, 2011, generating USD4,674,000 in cash for the Company. As of December 31, 2012 and 2011, the Company had no warrants outstanding. The common stock warrants were treated as equity instruments according to IAS 32 paragraph 22.

(d).	Reserves

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statements of changes in equity.

25.	EQUITY INCENTIVE PLAN

The Company operates a 2010 Equity Incentive Plan (the "Plan") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, consultants of the Company, and its Subsidiaries. The Plan was approved by the shareholders and became effective on June 30, 2010 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

25.	EQUITY INCENTIVE PLAN (continued)

The number of ordinary shares of USD0.0001 each in the share capital of the Company, that may be issued or transferred (A) upon the exercise of option rights or appreciation rights, (B) in payment of restricted stock and released from substantial risks of forfeiture thereof, (C) in payment of restricted stock units, (D) in payment of performance shares or performance units that have been earned, (E) as awards to non-employee directors, (F) as other awards, or (G) in payment of dividend equivalents paid with respect to awards made under the Plan, shall be 1,000,000 shares of common stock plus, during each calendar year of the Company during which this Plan is in effect, an additional number of shares equal to the lesser of (1) 1,000,000 shares of common stock, (2) ten percent (10%) of the number of shares of all classes of common stock of the Company outstanding on the first business day of the Company's fiscal year, and (3) such lesser number as may be determined by the Compensation Committee, in the aggregate not to exceed 10,000,000 shares of common stock plus, in each case, any shares of common stock relating to awards that expire or are forfeited or cancelled under this Plan. Such common stock may be shares of original issuance or treasury shares or a combination of the foregoing.

In 2011, the Company granted 338,000 (2010: 404,086) restricted shares to its non-executive directors, senior management and certain employees. Restricted shares of 50,086 were granted outright to the non-executive directors and certain employees in 2010. 163,000 (2010: nil) restricted shares granted in 2011 will be vested 25%, 30% and 45% after the first year, second year and third year, respectively. The remaining granted restricted shares will be generally vested in equal installments over three years. No restricted shares were granted in 2012.

Share-based compensation expense related to the restricted shares under the Plan of RMB5.9 million (USD1.0 million), RMB7.9 million and RMB7.3 million was recognized in the consolidated statements of comprehensive income in 2012, 2011 and 2010, respectively.

The following restricted shares were outstanding under the Plan during the years:

		Weighted
		Average
		Grant-date
	Number	Fair Value
Unvested Restricted Shares	of Shares	USD
At January 1, 2010	-	-
Granted during the year	404,086	7.55
Vested during the year	(50,086)	8.92

At December 31, 2010 and January 1, 2011	354,000	7.26
Granted during the year	338,000	5.56
Vested during the year	(205,665)	7.53
Forfeited during the year	(145,918)	6.45

At December 31, 2011 and January 1, 2012	340,417	5.75
Vested during the year	(144,166)	6.34
Forfeited during the year	(54,850)	5.33

At December 31, 2012	141,401	5.31

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

26.	CONTINGENT LIABILITIES

At December 31, 2012, the Group is not aware of any significant contingent liabilities (2011: Nil).

27.	OPERATING LEASE ARRANGEMENTS

The Group leases certain of its office premises under operating lease arrangements. Leases for these properties are negotiated for terms ranging from 1 to 3 years.

As of the end of each reporting period, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Within one year	72	447	3,225
In the second to fifth years, inclusive	-	-	1,959

	72	447	5,184

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

28.	COMMITMENTS

(a)	Capital commitments

Total commitments under these arrangements at the end of each reporting period were as follows:

	2012	2012	2011
	USD'000	RMB'000	RMB'000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
- XDLong Jiangxi	51,608	321,520	-

Contract for commitment in respect of
- acquisition of land	12,539	78,120	151,200
- construction of new staff quarters in Jinjiang	1,162	7,239	20,851
- construction of new production facility in Ruichang	26,264	163,629	-

	91,573	570,508	172,051

(b)	Other commitments

Other commitments at the end of each reporting period were as follows:

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Advertising and promotional expenses
2012	-	-	7,723
2013	326	2,032	1,460
	326	2,032	9,183

Research and development (Note (i))
2012	-	-	750
2013	80	500	500
2014	80	500	500
2015	80	500	500
2016	60	375	250
	300	1,875	2,500

	626	3,907	11,683

Note (i):	The agreement with the China Institute of Sport Science was renewed in October 2011. The Group has committed to pay predetermined annual fees of RMB500,000 to the China Institute of Sport Science for each of the years in the period from October 2011 to October 2016 for their assistance with the research and development of technology for its sports footwear and apparel, and the promotion of the technology content of its products.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

29.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of each reporting period are as follows:

Financial assets – Loans and receivables (including cash and cash equivalents)

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Trade receivables	174,080	1,084,535	699,891
Other receivables	25	158	24
Cash and cash equivalents	102,275	637,184	964,317

	276,380	1,721,877	1,664,232

Financial liabilities
	2012	2012	2011
	USD'000	RMB'000	RMB'000

Other financial liabilities at amortized costs
Trade payables	1,417	8,831	59,941
Other payables	5,851	36,454	35,223
Interest-bearing bank borrowings	4,815	30,000	-

	12,083	75,285	95,164

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

The Group's principal financial instruments comprise bank borrowings, cash and cash equivalents. The main purpose of these financial instruments is to fund the Group's operations. The Group has various financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been, throughout the reporting periods, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk, interest rate risk, commodity price risk, business risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Foreign currency risk

The Group mainly operates in Mainland China with most of the transactions settled in RMB. The Group's assets and liabilities, and transactions arising from its operations are mainly denominated in RMB, and therefore the overall foreign currency risk was considered minimal. The Group has not used any forward contracts, currency borrowings or other means to hedge our foreign exchange exposure. Nevertheless, the management will continue to monitor the foreign exchange exposure and adopt prudent measures as appropriate.

Credit risk

The credit risk of the Group is primarily attributable to trade receivables and deposits with banks.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC State-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

Trade receivables

The Group trades only with recognized and creditworthy customers. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis and the Group's exposure to bad debts is not significant. The Group offers revolving credit to domestic distributors. This revolving credit provides for a maximum credit limit that may be outstanding at any one time based on, among others, credit history, market conditions, prior year's purchases and estimated purchases for the coming year. In considering the amount of revolving credit, the Group also takes into account the funding needs of the distributors in expanding their retail network. The Group generally evaluates the credit limits granted to distributors upon renewal of the relevant distribution agreements. Normally, the Group does not obtain collateral from their distributors.

At the end of reporting period, the Group is exposed to certain credit risks as 11.8% and 41.6% (2011: 20.6% and 54.5%) of the total trade receivables were due from the Group's largest and the five largest customers, respectively.

During the year ended December 31, 2012, one customer accounted for 12.1% of consolidated net sales of the Company. During the year ended December 31, 2011, two customers accounted for 12.6% and 11.0% of consolidated net sales of the Company, respectively. During the year ended December 31, 2010, no customer accounted for more than 10% of consolidated net sales of the Company.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables are set out in Note 17.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset. The Group does not provide any guarantees which would expose the Group or the Company to credit risk.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate bank borrowings.  The Group did not have any variable-rate bank borrowings as of December 31, 2012 and 2011.

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

Business risk

The Group's primary business is the design, manufacture and distribution of branded sports products including footwear, apparel and accessories. The Group's financial results are influenced by the rapidity of its designs to be copied by competitors and reproduced at much lower prices, as well as by the Group's ability to continue to create new designs that appeal to consumers, maintain an extensive distribution network, manufacture sufficient quantities to meet customer demand, and dispose of excess inventories without excessive losses. Based on these factors, the Group may experience significant fluctuations in its future financial results.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk

The Group monitors risk of a shortage of funds by considering the maturity of both its financial assets and projected cash flows from operations. The Group's objective is to maintain a balance between continuity of funding and flexibility through use of bank borrowings and other borrowings to meet its working capital requirements.

The table below summarizes the maturity profile of the Group's financial liabilities as of the end of reporting period based on contractual undiscounted cash flow:

December 31, 2012	On demand	Less than 3 months	3 to 12 months	Total		Carrying amount
	RMB'000	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	USD'000

Interest-bearing bank borrowings	-	10,082	20,990	31,072	4,987	30,000	4,815
Other financial liabilities	11,000	25,454	-	36,454	5,851	36,454	5,851
Trade payables	-	8,831	-	8,831	1,417	8,831	1,417

	11,000	44,367	20,990	76,357	12,255	75,285	12,083

	On	Less than	3 to 12		Carrying
December 31, 2011	demand	3 months	months	Total	amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other financial liabilities	11,000	24,223	-	35,223	35,223
Trade payables	-	59,941	-	59,941	59,941

	11,000	84,164	-	95,164	95,164

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

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

The Group is not subject to any externally imposed capital requirements.

The Group monitors capital on the basis of debt-to-adjusted capital ratio, which is calculated as the net debt divided by adjusted capital. The debt-to-adjusted capital ratios as of the end of reporting period were as follows:

	2012	2012	2011
	USD'000	RMB'000	RMB'000

Interest-bearing bank borrowings	4,815	30,000	-
Trade payables	1,417	8,831	59,941
Less: Cash and cash equivalents	(102,275)	(637,184)	(964,317)

Net cash	(96,043)	(598,353)	(904,376)

Total equity	347,170	2,162,904	1,962,414

Adjusted capital	347,170	2,162,904	1,962,414

Debt-to-adjusted capital ratio	N/A	N/A	N/A

Fair values

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values at December 31, 2012 and 2011.

31.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on March 27, 2013.

