Form 20-F/A
period 2012-12-31
Exceed Co Ltd.
filed 2013-09-12
CIK 1396016

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

Commission file number:001-33799

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

☐ Yes ☑ No

2

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amended 20-F”) of Exceed Company Ltd. amends our Annual Report on Form 20-F for the year ended December 31, 2012 that was filed with the Securities and Exchange Commission on March 27, 2013 (the “Original 20-F”).

We are filing this Amended 20-F to clarify the framework used by our management to evaluate the effectiveness of our internal control system and our management’s assessment of the effectiveness of our internal control system in item 15 on page 70.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our Chief Executive Officer and Chief Financial Officer are being filed as exhibits to this Amended 20-F under Item 19. The complete text of Item 19.Exhibits, as amended, is repeated in this Amended 20-F.

Except as described above, no other amendments are being made to the Original 20-F. This Amended 20-F does not reflect events occurring after the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment No. 1 continues to speak as of March 27, 2013, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

AMENDMENTS

Item 15 on page 70 is replaced in its entirety as follows:

Item 15. CONTROLS AND PROCEDURES

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

Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this Annual Report.

3

Item 19 on page 73 is restated in its entirety as follows:

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

Date: September 12, 2013

4