Form 20-F
period 2013-12-31
Exceed Co Ltd.
filed 2014-04-30
CIK 1396016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

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

Level 12, China Minmetals Tower

79 Chatham Road South, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Tai Yau Ting

Level 12, China Minmetals Tower

79 Chatham Road South, Tsim Sha Tsui, Kowloon

Hong Kong

Facsimile: 852 3975 8116

Tel: 852 3975 8116

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,124,349 ordinary shares, par value US$0.0001 per share.

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

☐ Yes ☑ No

CONVENTIONS WHICH APPLY TO THIS FORM

Except where the context otherwise requires and for purposes of this form only:

•	“2009 business combination” refers to the merger by 2020 into Exceed and its redomestication into the British Virgin Islands and the purchase by Exceed of all the issued and outstanding ordinary shares of Windrace, resulting in Exceed becoming the sole shareholder of Windrace on October 21, 2009;

•	“2020” refers to 2020 Chinacap Acquirco, Inc.;

•	“China” or “PRC” refers to the People’s Republic of China;

•	“Exceed” refers to Exceed Company Ltd.;

•	“Going private transaction” refers to Pan Long’s proposed acquisition of all the outstanding ordinary shares of the Company, other than shares owned by the Rollover Shareholders, at a proposed price of $1.78 per ordinary share in cash, which will result in Pan Long becoming the sole shareholder of the Company;

•	“IFRS” refers to International Financial Reporting Standards;

•	“Mr. Dong” refers to Mr. Ding Dongdong, executive director of the Company and a brother-in-law of Mr. Lin;

•	“Mr. Lin” refers to Mr. Lin Shuipan, chairman and chief executive officer of the Company;

•	“Pan Long” refers to Pan Long Company Limited, a company wholly-owned by Mr. Lin;

•	“RMB” refers to Renminbi, the official currency of the PRC;

•	“Rollover Shareholders” refers to Mr. Lin, Tiancheng Int'l Investment Group Limited, HK Haima Group Limited, Wisetech Holdings Limited, Windtech Holdings Limited, RichWise International Investment Group Limited, Mr. Ding and Eagle Rise Investment Limited;

•	“we”, “us”, “our Company” and “our” refer to Windrace and its consolidated subsidiaries prior to the 2009 business combination and Exceed and its consolidated subsidiaries following the 2009 business combination;

•	“Windrace” refers to Windrace International Company Limited;

•	“XDLong China” refers to Xidelong (China) Co., Ltd.;

•	“XDLong Fujian” refers to Fujian Xidelong Sports Goods Co., Ltd.;

•	“XDLong Jiangxi” refers to Xidelong (Jiang Xi) Athletic Equipment Co., Ltd.

•	“XDLong HK” refers to Hei Dai Lung Group Company Limited; and

•	“XDLong Investment” refers to Windrace Investment Holding Limited.

This annual report contains translations of Renminbi amounts, or RMB, into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, translation of amounts in Renminbi into U.S. dollars was calculated at the rate of US$1.00 = RMB6.0537, which was the daily exchange rate of Renminbi into U.S. dollar on December 31, 2013 as published in the H.10 statistical release by the Board of Governors of the Federal Reserve. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On April 25, 2014, the exchange rate as set forth in the H.10 statistical release published by the Board of Governors of the Federal Reserve was RMB6.2534 to US$1.00.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and the consolidated balance sheets data as of December 31, 2009, 2010, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements. The report of Crowe Horwath HK (CPA) Limited, an independent registered public accounting firm, on our consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and our consolidated balance sheets data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except for per share data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income Data
Revenues	2,077,958	2,698,891	3,288,561	2,383,516	1,629,616	269,193
Cost of sales	(1,464,856)	(1,857,251)	(2,296,298)	(1,707,801)	(1,188,657)	(196,352)
Gross profit	613,102	841,640	992,263	675,715	440,959	72,841
Other income and gains	5,855	6,416	14,791	15,917	12,150	2,007
Selling and distribution costs	(268,123)	(339,637)	(377,903)	(347,680)	(260,828)	(43,086)
Administrative expenses	(44,509)	(57,814)	(77,073)	(67,932)	(51,203)	(8,458)
Research and development expenses	(24,953)	(40,783)	(53,863)	(44,227)	(46,613)	(7,700)
Finance costs	(29,566)	(1,893)	(856)	(638)	(1,122)	(185)
Share of loss in jointly-controlled entity	(16)	(17)	—	—	—	—
Gain from change in fair value of contingent share liability	170,948	1,604	38,645	—	—	—
Profit before tax	422,738	409,516	536,004	231,155	93,343	15,419
Tax	(3,771)	(56,274)	(65,922)	(32,213)	(27,801)	(4,592)
Profit for the year	418,967	353,242	470,082	198,942	65,542	10,827
Number of shares
Basic	8,292,331	25,232,827	29,700,010	32,997,441	33,081,656	33,081,656
Diluted	11,543,091	33,117,326	34,273,028	32,997,441	33,081,656	33,081,656
Earnings per share
Basic	RMB 50.52	RMB 14.00	RMB 15.83	RMB 6.03	RMB 1.98	US$ 0.33
Diluted	RMB 38.58	RMB 10.67	RMB 13.72	RMB 6.03	RMB 1.98	US$ 0.33

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	262,204	762,798	964,317	637,184	486,647	80,388
Working capital (1)	496,741	1,092,381	1,577,219	1,654,901	1,535,577	253,659
Total assets	1,467,785	1,744,150	2,085,757	2,265,773	2,413,207	398,634
Total liabilities	669,119	346,612	123,343	102,869	182,409	30,132
Total stockholders’ equity	798,666	1,397,538	1,962,414	2,162,904	2,230,798	368,502

(1)	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

This annual report contains translations of Renminbi into U.S. dollar amounts at specific rates solely for the convenience of the reader. These rates are provided solely for your convenience and we make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. Unless otherwise indicated, these U.S. dollar amounts have been translated from Renminbi at an exchange rate of RMB6.0537 = US$1.00, which was the daily exchange rate of Renminbi into U.S. dollar on December 31, 2013 as published in the H.10 statistical release by the Board of Governors of the Federal Reserve.

Translating amounts expressed in Renminbi on a specified date (at the prevailing exchange rate on that date) may result in the presentation of U.S. dollar amounts that are different from the U.S. dollar amounts that would have been obtained by translating Renminbi on another specified date (at the prevailing exchange rate on that different specified date).

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar (1)
	Average(2)	High	Low	Period End

2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
2012	6.2990	6.3879	6.2221	6.2301
2013	6.1412	6.2438	6.0537	6.0537

	Renminbi per U.S. Dollar
	High	Low
October 2013	6.1209	6.0815
November 2013	6.0993	6.0903
December 2013	6.0927	6.0537
January 2014	6.0600	6.0402
February 2014	6.1448	6.0591
March 2014	6.2273	6.1183
April 2014 (through April 25, 2014)	6.2534	6.1966

(1)	Based on the exchange rate of Renminbi into U.S. dollar as published in the H.10 statistical release by the Board of Governors of the Federal Reserve.

(2)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. On April 25, 2014, the daily exchange rate was RMB 6.2534 to US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business and Industry

Deterioration of economic conditions and a resulting decrease in consumer demand for our products could materially adversely affect our financial condition and results of operations.

Demand for our products is largely dependent upon prevailing economic conditions. The financial crisis in 2008 and the subsequent economic downturn in the global markets have resulted in the reduction of purchase orders from our distributors. While the global economy has evidenced initial signs of a recovery, the extent of any recovery remains uncertain. All of our products are sold to distributors for subsequent resale to consumers in the PRC. In the event the demand for consumer products declines in China as a result of adverse economic conditions globally or in China, demand for our sports products could decrease, which could materially adversely affect our business, financial condition and results of operations.

To maintain our competitive position and pricing power, and to manage inventory levels and the efficiency of our distribution network, we have proactively engaged our distributors and authorized third party retailers in an effort to prudently manage the level of wholesale orders placed with us but not yet manufactured. In anticipation of weaker consumer demand and to prevent a buildup of the level of inventory among distributors, we maintained our strategy to trim production and reduce deliveries in 2013. Our key strategies remain intact, but we have to continue to adjust operations as needed to stay focused on our priorities and to align with the changing market conditions. We cannot predict the timing or the duration of any further downturn in the economy or its effect on our results of operations and financial condition. We continue to monitor the changing economic landscape and may modify our strategic direction based upon the changing business environment. If we do not react quickly enough to the changes in market or economic conditions, this could result in lost customers, decreased market share, and increased operating costs.

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

We distribute our products mainly through Xidelong retail selling locations. Some Xidelong retail selling locations are operated by our distributors and offer our products exclusively pursuant to the terms of our distribution arrangements. The remaining Xidelong retail selling locations, however, are operated by third-party retailers selected by our distributors. Because we do not have contractual relationships with third-party retailers, we have limited control over their operations. We cannot assure you that our current distribution arrangements provide us with sufficient control to ensure these Xidelong retail selling locations sell our products on an exclusive basis.

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

We sell our products to distributors for subsequent resale to consumers. Our distributors generally do not have any contractual obligation to purchase a minimum quantity of our products or at a minimum price. We may need to lower the selling prices of our products at any time due to changing market conditions. Further, the quantities specified by our distributors in their purchase orders may be subsequently adjusted upward or downward on short notice. For instance, due to lower consumer demand as a result of the global financial crisis, we agreed with certain distributors to reduce their orders to prevent excess inventory buildup. If our distributors perform poorly or if we fail to maintain good relationships with our distributors or retain them in our distribution network, our sales, financial condition and results of operations could be materially adversely affected.

We rely on our distributors to expand the geographical coverage of our retail sales network.

Our retail sales network is owned, managed and operated by our distributors under the terms of individual distribution agreements. As of December 31, 2013, our products are distributed through 21 distributors, which operate 3,080 Xidelong retail selling locations located in 30 provinces and municipalities in China.

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

Some of our distributors may carry other sportswear and leisurewear brands, including brands of our competitors. Although distributors are required to operate separate retail selling locations for other brands, we cannot assure you that they will always provide favorable retail store locations and dedicate sufficient marketing resources to our products. We cannot assure you that our distributors are willing to expand their network timely or sufficiently in scope to satisfy the needs of our business. Further, to the extent that any distributor for any particular region ceases to cooperate with us for any reason and we are not able to find a suitable replacement distributor for that region in a timely manner, we could lose significant business in that region, which would adversely affect our business, financial condition and results of operations.

We rely on several large distributors for a significant portion of our sales.

We derive a significant portion of our sales from several large distributors. For 2011, 2012 and 2013, sales to our top five distributors accounted for approximately 43.3%, 41.3% and 41.5%, respectively, of our total revenue. For 2011, 2012 and 2013, sales to our single largest distributor accounted for approximately 12.6%, 12.1% and 12.2%, respectively, of our total revenue. As of December 31, 2012 and 2013, we have a high concentration of credit: 41.6% and 41.8% of our total trade receivables as of December 31, 2012 and 2013, respectively, were due from our five largest customers. We generally enter into distribution agreements with our distributors for a term of three years. Each of our top five distributors has maintained their business relationships with us for more than three years. We cannot assure you that our top distributors will renew their distribution agreements with us on commercially acceptable terms or at all.

Further, our top distributors are not obliged to continue to place orders with us at the same levels as before or at all. We cannot assure you that we will be able to obtain orders from other distributors to replace any such lost sales. Any substantial reduction in purchases from our top distributors, any failure to renew their agreements with us, or any failure for us to collect trade receivables from them, may result in a significant loss of sales, and our business, financial condition and results of operations could be materially adversely affected.

Sales of substandard products at discounted prices could have a material adverse effect on our brand name.

Our distributors are required to sell our products at our suggested retail prices. During the years ended December 31, 2011, 2012, and 2013, a number of distributors notified us of certain products with minor deviation from their manufacturing specifications. Because the deviation was harmless and the quantities involved were immaterial, we allowed the distributors and their authorized third-party retailers to sell these products at a discount without affecting our selling prices to such distributors. The levels of discount were decided and approved by us on a case-by-case basis. Increased sales of products with deviation from their manufacturing specifications at discounted prices could damage our brand image. If there are products with more significant deviation from their manufacturing specifications, we could be required to reduce the selling prices of our products to distributors, which would adversely affect our business, financial condition and results of operations.

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

We provide credit to our distributors based on our assessment of each distributor’s financial condition. Our credit risk is concentrated in a relatively small number of distributors. If any of them were to experience a shortage of liquidity, it would increase the risk of nonpayment of their outstanding payables to us. The loss of, or a significant decrease in sales to, these distributors, or their failure to pay us in a timely manner or at all, could materially adversely affect our business, financial condition and results of operations.

In addition, any shifting concentration of market share to a small number of distributors in a particular province or region increases our operational risks. If any one of them substantially reduces their purchases of our products, we could be unable to find a sufficient number of other retail selling locations for our products to sustain the same level of sales and revenues. Further, the consolidation of distributors could limit our ability to negotiate contract terms in our favor. For example, due to a small number of distributors existing in the industry to whom we can sell our products, we may need to reduce our selling prices to retain our business relationship with these distributors, which could adversely impact our profitability.

We may be unable to respond to changing market trends and consumer preferences.

Substantially all of our revenue is derived from the sale of sports and leisurewear products, which are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences, and our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner.

We sell our products only to distributors and do not receive any reports on their resale of our products to consumers at Xidelong retail selling locations. We do not accept returns of unsold products from distributors, nor do we track information on a real-time basis with respect to the inventory levels and movements of our products at Xidelong retail selling locations. We rely on inventory reports submitted by our distributors to identify whether particular products are gaining consumer acceptance. However, such reporting system requires the cooperation of the distributors to report accurately and submit the relevant inventory data to us on a timely basis. If our distributors do not provide accurate and timely inventory data, we are not able to assess accurately whether our sales to distributors track sales of our products to consumers. Further, we are only able to obtain inventory data from the retail selling locations directly operated by our distributors but not the authorized third-party retailers because we do not have contractual relationships with them. Therefore, we rely on our distributors to monitor inventory levels and overall sales performance of the authorized third-party retailers. If we are unable to track end-consumer sales accurately, we may not be able to assess market trends and preferences, which ultimately could have a material adverse effect on our business, financial condition and results of operations.

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

The sportswear manufacturing industry is labor intensive. Labor costs in the PRC have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs, including our own manufacturing and outsourcing costs, will likely increase. This may in turn affect the selling prices of our products, which may then affect the demand for such products and therefore adversely affect our sales, financial condition and results of operations.

In order to reduce the attrition rate of our employees, we commenced the construction of new staff quarters to improve their working and living environments at our production facility in Jinjiang, Fujian Province. Construction work has been completed and internal renovation is expected to be completed in 2014. It is, however, uncertain whether this project will help us retain our skilled labor or help us to reduce the pace of the increase of labor cost.

Increases in costs of raw materials and components, such as cotton, natural and synthetic leather and semi-finished rubber soles; and increases in other production costs, such as electricity costs, could have similar adverse effects, particularly if we are unable to identify and employ other appropriate means to reduce our costs of production.

Our profitability could be materially adversely affected by the loss of favorable tax treatments.

Our profit is affected by the income tax that we pay and any preferential tax treatment that we receive. Our operations in Jinjiang, Fujian Province are conducted by XDLong China. As a foreign-invested enterprise engaged in the manufacturing business, XDLong China was entitled to the preferential tax treatments provided under the Foreign Enterprise Income Tax Law. XDLong China was entitled to a full exemption from PRC enterprise income tax for its first two profitable years (i.e.,2008 and 2009), and was entitled to a 50% tax reduction for the following three years (i.e., 2010, 2011 and 2012). All preferential tax treatments expired on December 31, 2012. As a result, XDLong China was subject to 25% enterprise income tax in 2013, which has negatively impacted our profit.

We intend to conduct our operations in a second production facility in Ruichang, Jiangxi Province through XDLong Jiangxi, a foreign-invested enterprise established after the PRC Enterprise Income Tax Law became effective on January 1, 2008. Pursuant to an agreement between XDLong Jiangxi and the Municipal Government of Ruichang City, XDLong Jiangxi is exempted from the local income tax, for its first two years of production and is entitled to a 50% reduction in the local income tax for the subsequent three years. XDLong Jiangxi will otherwise not be entitled to any exemption or reduction in the portion of enterprise income tax shared by the national government. As of December 31, 2013, XDLong Jiangxi had not commenced production.

Interruptions in the supply of raw materials and components could adversely affect our business, financial condition and results of operations.

Our manufacturing operations depend on adequate supplies of raw materials and components. We purchase a large portion of our raw materials and components from a small number of suppliers for our footwear manufacturing operations. Our standard supply agreements are for a term of two years. Most of our raw materials suppliers are located in Quanzhou, which is adjacent to our production facility in Jinjiang, Fujian Province. Our contractual relationships with most of our suppliers have been in place since 2004.

Because we also outsource our products to contract manufacturers, our purchases consist purchases of raw materials and components as well as purchases of finished goods from contract manufacturers. For 2011, 2012 and 2013, purchases from our top five raw material suppliers and contract manufacturers accounted for approximately 44.2%, 53.6% and 38.0%, respectively, of our total purchases. During the same periods, purchases from our single largest supplier accounted for approximately 11.1%, 14.8% and 10.2%, respectively, of our total purchases.

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

We manufacture a significant portion of our footwear at our production facility in Jinjiang, Fujian Province. We outsource the manufacturing of the remaining portion of our footwear and all of our apparel and accessories to contract manufacturers. As a result, purchases for footwear includes purchases of raw materials and components as well as purchases of finished goods from contract manufacturers, while purchases for apparel and accessories consist largely of purchases of finished goods from contract manufacturers.

For 2011, 2012 and 2013, purchases from our single largest contract manufacturer of footwear accounted for approximately 35.6%, 50.3% and 51.8%, respectively, of our total purchases for footwear. For 2011, 2012 and 2013, purchases from our single largest contract manufacturer for apparel and accessories accounted for approximately 12.2%, 15.2% and 10.9%, respectively, of our total purchases for apparel and accessories, and purchases from our top five contract manufacturers of apparel and accessories accounted for approximately 45.7%, 61.0% and 45.4%, respectively, of our total purchases for apparel and accessories.

We expect our reliance on contract manufacturers to continue. Any increase in our footwear sales will therefore depend on the successful expansion of our footwear production capacity at our production facility and the availability of contract manufacturers with sufficient production capacity of their own. If we are unable to continue to increase our internal production capacity or engage suitable contract manufacturers, our business, financial condition and results of operations could be adversely affected.

We do not have any long term contracts with our contract manufacturers. As such, we may be unable to renew these contracts on commercially acceptable term or at all, when they expire. Contract manufacturers may unilaterally terminate our supply contracts or increase their prices. As a result, we are not assured of an uninterrupted supply of footwear, apparel and accessories of acceptable quality or at acceptable prices from our contract manufacturers. We may not be able to offset any interruption or decrease in supply of our products by increasing production at our own production facilities due to capacity constraints, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner on commercially acceptable term or at all. Any disruption in our supply of products from contract manufacturers may adversely affect our business and could result in loss of sales and increase in production costs, which could adversely affect our business, financial condition and results of operations.

To reduce our reliance on contract manufacturers, we have entered into an agreement with the Municipal Government of Ruichang City to acquire a land parcel for the construction of a second production facility. The first phase of the new production facility is expected to be completed by the end of 2014. It is uncertain whether the completion of this project will help us avoid any future interruption in the supply of our products or whether this investment is justified as a result of the recent decrease in our sales.

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

Demand for manufacturing of our products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities, which could adversely affect our business, financial condition and results of operations.

Failure to effectively promote or maintain the Xidelong brand could adversely affect our business and results of operations.

The image of the Xidelong brand is an important factor in influencing consumer preferences and building brand loyalty. Promoting and maintaining the Xidelong brand is therefore crucial to our success and growth within the PRC sportswear market. We have a branding and promotional department that deals mainly with media arrangements, sponsorships, other endorsement activities and store image maintenance matters. For 2011, 2012 and 2013, advertising and promotional activities represented approximately 10.7%, 13.8% and 15.1%, respectively, of our total revenue.

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

We also collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand. Our brand is therefore partly dependent on the public perception of these individuals, over which we have no control. In 2013, we continued our sponsorship of the “Fitness for All” Sports Campaign and our engagement of By2, a pop musical group as our product spokesperson. Any negative publicity, whether in the PRC or abroad, in relation to our brand or our brand representatives could have an adverse effect on the public’s perception of our brands. This negative publicity could arise from poor performance by our endorsers in their fields, our failure to continue to identify correctly promising athletes and or celebrities to use and endorse our products, or our failure to enter into endorsement arrangements with prominent athletes and sports organizations.

If we are unsuccessful in promoting our Xidelong brand among its targeted consumer groups, the goodwill and consumer acceptance of our Xidelong brand may be eroded, and our business, financial condition, results of operations and prospects could be adversely affected.

Our sales could be affected by seasonality, weather conditions and a number of other factors.

We experience moderate fluctuations in sales volume during the year, although sales of individual products could vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and accessories. Historically, revenues in the third and fourth fiscal quarters have slightly exceeded those in the first and second fiscal quarters. Overall consumer spending in China varies seasonally, with sales often peaking around the Chinese New Year in January and February, the Labor Day holiday in early May, the summer months, and the National Day holiday in early October.

Operations in our production facilities could be disrupted for reasons beyond our control. The causes of disruptions may include extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions or environmental issues. A disruption in our production activities could affect sales of our products to distributors, especially products that are timed for release during a particular season.

Similarly, sales of our products to consumers could be disrupted by unforeseen events. In May 2008, Wenchuan, Sichuan Province, a region that is approximately 360 kilometers away from Chongqing, suffered an earthquake with an 8.0 magnitude on the Richter Scale. As a result of the earthquake, 87 retail selling locations of our distributors were closed. We cannot assure you that we will not suffer any further losses in the future as a result of similar events that are beyond our control.

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

As a result, we believe that comparisons of our results of operations between any interim periods may not be meaningful and that these comparisons may not be an accurate indicator of our future performance.

We may not be able to resume our growth after the recent slowdown or manage our growth effectively.

Despite a temporary slowdown in 2013, we intend to continue growing our business either through organic growth or through acquisitions and investments in related businesses as we deem appropriate. As part of our growth strategy, we are constructing a second production facility in Ruichang, Jiangxi Province.

Business expansion may place a significant strain on our managerial, operational and financial resources. Our expansion plans will require us to increase investments in, and devote significant resources to, our brand promotion efforts, internal production capacities, research and design capabilities and our retail sales network. To be successful in our expansion, we must devise and implement business plans, train and manage our growing workforce, manage costs and implement adequate control and reporting systems in a timely manner.

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

Our future success will depend on the continued service of our senior management. In particular, Mr. Lin, our chairman and chief executive officer, has over 15 years’ experience in the sportswear industry and is responsible for our overall corporate strategies, planning and business development. His experience and leadership is critical to our operations and financial performance. We do not maintain any “key-man” insurance policy. If we lose the services of Mr. Lin or any of our key executive personnel and cannot replace them in a timely manner, such loss may reduce our competitiveness, and may adversely affect our financial condition, results of operations and future prospects. In addition, our success depends significantly on other personnel and, in particular, our team of designers. Other international and domestic competitors may be able to offer more favorable compensation packages to recruit personnel whom we consider desirable. Our continued success will depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to attract, assimilate or retain the personnel whom we need. Our staff expenses in relation thereto could increase significantly. This could adversely affect our ability to expand our business effectively.

Failure to develop technically innovative products could adversely affect our competitiveness.

While design and aesthetics of our products are important factors for consumer acceptance of our products, technical innovation in the design of footwear, apparel and accessories is also essential to the commercial success of our products. Research and development plays a key role in technical innovation. We rely upon specialists in the fields of biomechanics, exercise physiology, engineering, industrial design and related fields, and other experts to develop cutting edge performance products. While we strive to produce products that help reduce injury, enhance athletic performance and maximize comfort, our failure to introduce technical innovation in our products could result in a decline in consumer demand for our products, which could adversely affect our business, financial condition and results of operations.

Our research and development capabilities may be adversely affected if we are unable to renew the technology cooperation agreement with the China Institute of Sport Science.

One element of our growth strategy is to continue to design and manufacture products through further investment in product design and research and development initiatives. We primarily rely on the China Institute of Sport Science for such research and development initiatives. We renewed our technology cooperation agreement with the China Institute of Sport Science in October 2011 for an additional term of five years. We cannot assure you that the China Institute of Sport Science will agree to renew the agreement again when it expires on its terms in the future, nor can we assure you that after renewal, the China Institute of Sport Science will comply with the agreement. If the China Institute of Sport Science does not honor any terms and conditions of the agreement, including its renewal provisions, for any reason, our research and development capabilities may be adversely affected. This could have an indirect adverse impact on our business, financial condition and results of operations.

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

Regulatory uncertainties in our rights to use certain land parcels may adversely affect our expansion plan.

We currently conducted substantially all of our operations in Jinjiang, Fujian Province on a land parcel held by XDLong China. We plan to expand our operations through the construction of additional production and supporting facilities, including a production facility in Ruichang, Jiangxi Province, new staff quarters in our existing production facility in Jinjiang, Fujian Province; and an additional production facility in Jinjiang, Fujian Province. These facilities will be located on land parcels to which our land use rights are subject to some uncertainties, as described below:

•	Our production facility in Ruichang, Jiangxi Province is located on land parcels with an aggregate site area of 400,000 square meters. We have committed to acquire land use rights to these land parcels from the Municipal Government of Ruichang City pursuant to an agreement in December 2011. On December 1, 2012, we completed the purchase of the land use rights to a land parcel with a site area of 193,333 square meters. The purchase for the remaining land parcels with an aggregate site area of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals.

•	The new staff quarters in Jinjiang, Fujian Province are located on land parcels adjacent to our existing production facility with an aggregate site area of 22,160 square meters. We acquired our interest in the land parcels from independent third parties through sales and purchase agreements dated May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, respectively. We are in the process of applying for a certificate of land use rights to the land parcels.

•	The additional production facility in Jinjiang, Fujian Province will be located on a land parcel with an area of 15,000 square meters. XDLong Fujian, one of our wholly-owned subsidiaries, acquired land use rights to the land parcel from the PRC government in 2005 through the payment of RMB531,000 in land grant fees. Pursuant to the terms of grant, XDLong Fujian was required to construct a production facility on the land parcel no later than February 28, 2006. Because no construction has been made on the land parcel to date, there is a risk that the land parcel will be repossessed without any compensation.

XDLong Fujian had not commenced construction by such date because we decided to construct our production facility on a larger land parcel. On May 14, 2008, XDLong Fujian applied for local government approval to postpone construction. On July 1, 2012, the Ministry of Land and Resources promulgated a new regulation titled Measures on Disposing Idle Land, which emphasizes that the land authority shall repossess an idle land parcel without any compensation if the scheduled construction has not commenced for two years since the scheduled date set forth in the land grant contract. The new regulation also stipulates the procedures, results and other details regarding the repossession of idle land.

We do not believe that the land parcel held for use by XDLong Fujian met the definition of idle land under the Measures on Disposing Idle Land. Local government has verbally confirmed to us that it does not intend to repossess the land parcel held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management based its conclusion on the fact that the local government has been advised that we intend to commence construction on the land parcel and officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction on a timely basis. Consistent with the objectives of the local government, the construction of the additional facilities in Jinjiang, Fujian Province will have a positive impact on the local economy and result in an expansion of our local workforce. As a result, we have concluded that the possibility of incurring impairment in value or loss of land use is remote.

Under PRC laws, a certificate of land use rights is required for the construction and use of our facilities. If we fail to obtain the certificate of land use rights for any reason, we may be fined or required to relocate our staff quarters, which would adversely affect our business, results of operations and financial condition. In addition, if the local government repossesses the land parcel held by XDLong Fujian, we may lose our land use rights thereto and we will not be able to recover the land grant fees previously paid to the government. Our ability to implement our production expansion plans may be adversely affected.

Changes in environmental regulation could result in additional capital expenditures.

Our production facilities are subject to PRC environmental laws and regulations. These laws and regulations require enterprises engaged in manufacturing that may generate industrial wastes to adopt effective measures to control and properly dispose of such wastes. The government can levy fines for environmental law violations. For material violations, the government may suspend or close any or all of our operations. We cannot assure you that the government will not change the existing laws or regulations or impose additional or stricter laws or regulations. Compliance with any of these additional or stricter laws or regulations may cause us to incur additional capital expenditure, which we may be unable to pass on to customers through higher prices for our products.

We contract with third-party contract manufacturers and raw material suppliers and do not exercise any control over the operations of our contract manufacturers or suppliers. We are therefore not able to ensure their compliance with the applicable environmental laws. If our contract manufacturers or suppliers violate any applicable laws, we may be named as a defendant in the related legal proceedings and incur costs and resources in defending ourselves. Any resulting negative publicity may also damage our brand and harm our brand building efforts. Our business, financial condition and results of operations could be adversely affected as a result.

Power shortages could disrupt our business.

Our manufacturing processes consume substantial amounts of electricity supplied by local power grids. Certain cities in China have experienced power shortages in the past or have been subjected to restrictions in electricity consumption. A power shortage could affect or delay our production schedule. We maintain backup power generators to provide electricity to our machinery and equipment in case of electricity supply interruptions. However, there is no assurance that we will always have an adequate supply of electricity to meet our production requirements and our results of operations may be adversely affected in the event of any material interruption in electricity supply. An extended interruption in the power supply could also affect the operations of the Xidelong retail selling locations and result in a decrease in revenue.

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

As a result of the global financial downturn in 2008, banks and other financial institutions tightened lending to businesses. Moreover, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. As a result, businesses experienced difficulties in obtaining credit at commercially acceptable terms, or at all. We obtained new bank borrowings of RMB30.0 million in 2012 and RMB10.0 million in 2013. We cannot assure you that we will continue to be able to obtain additional funding when the need arises. If we are unable to obtain new credit facilities and are unable to finance our liquidity or working capital requirements through cash flows from operating activities or other sources, our business, financial condition and results of operations could be adversely affected.

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

In addition, as some of our risk management and internal control policies and procedures are relatively new, we may need to establish and implement additional risk management and internal control policies and procedures to further improve our systems from time to time. Our risk management and internal control systems also depend on their implementation by our employees, and we cannot assure you that such implementation will not involve any human errors or mistakes. If we fail to timely adapt and implement our risk management and internal control policies and procedures, our business, financial condition, and results of operations could be materially adversely affected.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because we exited the accelerated filer status at the end of the fiscal year ended December 31, 2012 and now hold the status as a non-accelerated filer. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

We derive all of our revenue from sales of our products in the PRC. The success of our business depends on the condition and growth of the PRC consumer market, which in turn depends on macro-economic conditions and individual income levels in the PRC. We cannot assure you that projected growth rates of the PRC economy and the PRC consumer market will be realized under the current economic situation. Any future slowdowns or declines in the PRC economy or consumer spending could adversely affect our business, financial condition, and results of operations. We believe that consumer spending habits could be adversely affected during a period of recession in the economy or that uncertainties regarding future economic prospects could also affect consumer spending habits, all of which may have an adverse effect on certain enterprises operating within the consumer and retail sectors, including us. The consumer and retail market could be affected by the changing operating conditions in the PRC. With the accession of the PRC to the World Trade Organization, or WTO, changes and developments in the consumer and retail market could be volatile and unpredictable. For instance, the reduction in tariffs on foreign products after the liberalization of the PRC market and further entry of international brands may intensify the competition in the PRC market. This could have a material adverse impact on our business, financial condition and results of operations.

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

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are denominated in Renminbi, which is currently not freely exchangeable. The PRC government controls the convertibility of the Renminbi into foreign currencies. Under the rules promulgated under the PRC foreign exchange regulations, payment of current account items, including profit distributions, interest payments and operation-related expenditures, may be made in foreign currencies without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions. These transactions must be approved by or registered with the PRC State Administration of Foreign Exchange and repayment of loan principal, distribution of return on direct capital investment and investments in negotiable instruments are also subject to restrictions. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China.

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

Fluctuations in the exchange rate between the U.S. dollar and Renminbi could adversely affect us.

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without affecting our business or results of operations. Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. The People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. The RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. It is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with the reform of the RMB exchange rate regime. These could result in a further and more significant floatation in the RMB’s value against the U.S. Dollars.

The international reaction to the RMB revaluation has generally been positive. But, international pressure continues to be placed on the Chinese government to adopt an even more flexible currency policy, which could result in significant fluctuation of the RMB against the U.S. Dollars. Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in us and the dividends we may pay in the future, if any.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within China and the PCAOB is currently unable to conduct inspections of the work of our auditors without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Proceedings instituted by the SEC against five PRC-based accounting firms could result in adverse impact on our business and price of our stock.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five PRC-based accounting firms. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the "big four" accounting firms should be barred from practicing before the SEC for six months. It is currently impossible to determine the ultimate outcome of this matter as the accounting firms have indicated their intention to file a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. It will, therefore, be for the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US federal courts, and the effect of the order might be further suspended pending the outcome of that appeal.

Depending on the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act. Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, US public companies, including us, and the market price of our shares may be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed PRC companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In the past few years, U.S. public companies with substantially all of their operations in China, particularly companies like us which became an SEC reporting company partly as a result of reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and could distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and business operations will be severely affected and your investment in our stock could be rendered worthless.

Risks Related to the Going Private Transaction and Investment in our Ordinary Shares

The going private transaction is progressing, creating restrictions and uncertainties that may materially affect our business and operations.

An extraordinary general meeting of shareholders will be convened in the near future to consider the going private transaction, which will involve Pan Long’s acquisition of all the outstanding ordinary shares of the Company, other than shares owned by the Rollover Shareholders, at a proposed price of $1.78 per ordinary share in cash through a merger between a wholly-owned subsidiary of Pan Long into the Company, resulting in Pan Long becoming the sole shareholder of the Company. Pan Long is an entity set up by Mr. Lin, our chairman and chief executive officer, for the going private transaction.

The terms of the going private transaction was negotiated on our behalf by an independent committee formed by our board of directors and are set forth in a merger agreement dated December 2, 2013. The going private transaction cannot be completed unless approved and authorized by an affirmative vote of shareholders representing at least 70% of our outstanding shares. The failure of any shareholder to vote in person or by proxy at the extraordinary general meeting will have the same effect as a vote against the transaction. Shareholders are recommended to vote to approve the transaction.

The extraordinary general meeting of shareholders for the approval of the going private transaction was originally scheduled for April 16, 2014, but the meeting was adjourned due to a delay in financing on the part of Mr. Lin. Our board of directors has been advised that financing will become available no later than May 31, 2014. Notice of the re-convening of the adjourned meeting will be sent to shareholders when Mr. Lin confirms that the merger consideration has been deposited into a bank account outside of the PRC.

The record date for the extraordinary general meeting of shareholders for the approval of the going private transaction is March 21, 2014. Based on shareholding information as of the record date, the Rollover Shareholders, as a group, beneficially own 22,143,530 Shares, which represent approximately 66.8% of the total number of outstanding shares eligible to vote. Accordingly approximately 1,055,181 Shares owned by the unaffiliated shareholders must be voted in favor of the going private transaction to be approved.

The going private transaction, whether or not consummated, presents a risk of diverting management focus and resources from other strategic opportunities and from operational matters. Uncertainty about the transaction may have an adverse effect on our employees, customers, and other parties. Such uncertainty may impair our ability to attract, retain, and motivate key personnel, including our executive leadership, and could cause customers, suppliers, financial counterparties, and others to seek to change existing business relationships with us.

Until the going private transaction is consummated or the merger agreement is terminated, we will be restricted from making certain acquisitions and investments, from accessing the debt and capital markets, and from taking other specified actions. These restrictions may prevent us from pursuing otherwise attractive business opportunities and taking other actions with respect to our business that we may consider advantageous.

You may be unable to participate in our future growth as a shareholder.

If the going private transaction is consummated, the Company will be delisted from NASDAQ and become a private company. Upon the effectiveness of the merger, the shares not owned by the Rollover Shareholders or by shareholders who properly exercise their statutory appraisal rights under BVI law will be cancelled and automatically converted into the right to receive the merger consideration, which is $1.78 per share in cash, without interest. Accordingly, shareholders other than the Rollover Shareholders may be unable to sell your shares at a price greater than $1.78 per share and will not be able to participate in our future growth.

If the going private transaction is not consummated, our business and operations may suffer.

The merger agreement and related transaction documents enumerate various closing conditions and also provide for termination events. If the going private transaction is rejected by our shareholders, or not closed for any other reason, the price of our ordinary shares may fall to the former level prior to the announcement of the proposal, and may not reach $1.78 per share in future periods.

We have incurred, and will continue to incur, costs, expenses, and fees for professional services and other transaction costs in connection with the going private transaction. All the fees and costs will be borne by us.

There are numerous additional risks and uncertainties attending this transaction as contemplated; and therefore, shareholders are urged to read carefully the documents filed with the SEC by the Company and the parties to the transaction, particularly the transaction statement on Schedule 13E-3 first filed on December 19, 2013, as subsequently amended, and the merger agreement and proxy statement attached as an exhibit to the Schedule 13E-3, including the information regarding the effects of the transaction on our Company, and other discussions regarding risks and uncertainties.

The market price for our ordinary shares could be volatile.

The trading price of our ordinary shares may be subject to fluctuations. During the period from October 13, 2009, the first day on which our ordinary shares were listed on the NASDAQ Capital Market, and were transferred and being traded on the NASDAQ Global Market and NASDAQ Global Select Market on June 28, 2010 and January 3, 2011, respectively. Until April 29, 2014, the trading prices of our ordinary shares ranged from US$1.18 to US$13.69 per ordinary share and the closing sale price on April 29, 2014 was US$1.62 per ordinary share. The market price for our ordinary shares could continue to be volatile and subject to fluctuations in response to factors including the following:

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

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders that are obviously unreasonable may be declared null and void. There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act which is illegal or ultra vires; (2) act that constitute fraud on the minority where the wrongdoers are themselves in control of the company; and (3) an act which, although not ultra vires, could only be affected duly if authorized by a special or qualified majority vote that has not been obtained.

The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our memorandum and articles of association. Shareholders are entitled to have the affairs of us conducted in accordance with the general law and the memorandum and articles of association.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

  A non-U.S. corporation is deemed a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We operate an active business of manufacturing and sales of sports and leisure footwear, apparel and accessories in China. Based on our use of cash for our business operations and on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2013, and we do not expect to become a PFIC for our taxable year ending December 31, 2014 or thereafter.  The determination of whether a non-U.S. corporation is a PFIC is made on an annual basis after the close of each taxable year. We cannot assure you that we were not a PFIC for our taxable year ended December 31, 2013 or that we will not become a PFIC for any future taxable year. The most consequential factor affecting the outcome of annual PFIC determination in 2014 and future taxable years will be our use of cash in our active business. Because items of working capital are generally treated as passive assets for PFIC purposes, accumulating cash, cash equivalents and other assets that are readily convertible into cash increases the risk that we will be classified as a PFIC for U.S. federal income tax purposes. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC, you would generally be taxed at the higher ordinary income tax rates, rather than the lower capital gain tax rates, if you dispose of ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Also, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Since our business and assets may evolve over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the tax consequences to you if we were treated as a PFIC, see Item 10. “Additional Information—Taxation—United States Federal Income Taxation— Passive Foreign Investment Company Rules.”

Item 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of our Company is Exceed Company Ltd. Our principal executive offices are located at Level 12, China Minmetals Tower, 79 Chatham Road South, Tsim Sha Tsui, Kowloon, Hong Kong. Our telephone number is (852) 3975 8116. Our agent for U.S federal securities laws purpose is Puglish & Associates whose address is 850 Library Avenue, Suite 204, Newark, Delaware, 10711.

We conduct substantially all of our operations in our production facility in Jinjiang, Fujian Province. The facility currently has nine production lines, each with a designed production capacity of approximately one million pairs of footwear per year. We manufactured 7.1 million, 6.3 million and 6.3 million pairs of footwear in 2011, 2012 and 2013, respectively, at our production facility. We outsource a portion of our footwear production and all of our apparel and accessories production to third party contract manufacturers.

The Company has been a non-accelerated filer since December 31, 2012.

Early stage of development

In September 2001, we were founded by Mr. Lin and began our operations in China through the establishment of XDLong Fujian.

In January 2002, we began designing, manufacturing and selling footwear under the “”, or Xidelong, brand name in a rented production facility in Jinjiang, Fujian Province.

In 2003, we began designing and selling Xidelong apparel and accessories.

Our footwear production capacity increased steadily. As of December 31, 2005, our rented production facility was equipped with five production lines with an aggregate annual production capacity of approximately five million pairs and occupied an aggregate gross floor area of 6,000 square meters,

In March 2007, we established our own production facility in Jinjiang, Fujian Province. Our footwear production capacity increased further to seven production lines with an aggregate annual production capacity of approximately seven million pairs.

In March 2008, Windrace, a British Virgin Islands company, became the holding company of XDLong Fujian.

In April 2008, Windrace issued and allotted 2,500 preferred shares representing 2.5% of the issued share capital of Windrace to Elevatech, an indirect wholly-owned subsidiary of Goldman Sachs Group, Inc., pursuant to a subscription agreement dated March 28, 2008 and last amended on June 2, 2008. In addition, Mr. Lin and RichWise transferred an aggregate of 5,500 preferred shares representing 5.5% of the issued share capital of Windrace to Elevatech pursuant to a share transfer agreement dated March 28, 2008 and last amended on June 2, 2008.

In June 2008, our footwear production capacity increased further to nine production lines with an aggregate annual production capacity of approximately nine million pairs.

2009 business combination

On April 21, 2009, Exceed was incorporated in the British Virgin Islands as a wholly-owned subsidiary of 2020, a blank check company formed in Delaware for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business with principal operations in China, or that, in 2020’s view, would benefit from establishing operations in China.

On June 30, 2010, all of the preferred shares held by Elevatech were redeemed by Windrace in exchange for a promissory note in the amount of HK$306.2 million (RMB272.5 million) and an immediate payment of $1.0 million (RMB6.9 million) as premium.

On October 20, 2009, 2020 merged with and into Exceed, with Exceed as the surviving entity. On October 21, 2009, Exceed acquired all of the outstanding securities of Windrace from its shareholders through a share exchange, resulting in Windrace becoming a wholly-owned subsidiary of Exceed and Mr. Lin becoming the controlling shareholder of Exceed. The merger of 2020 with and into Exceed resulted in the redomestication of 2020 to the British Virgin Islands on October 21, 2009, and Exceed, the surviving entity following the merger, became a foreign private issuer. Prior to the 2009 business combination, neither 2020 nor Exceed had any operating business.

Concurrent with the 2009 business combination, Exceed paid HK$306.2 million (RMB272.5 million) in cash to Elevatech pursuant to the terms of the promissory note.

Expansion of production and ancillary facilities

In July 2011, the footwear business of XDLong Fujian was transferred to XDLong China. After the transfer, the business of XDLong Fujian has been primarily limited to the holding of the land use rights to the land parcel in Jinjiang on which our production facility is situated.

In December 2011, we entered into a contract with the Municipal Government of Ruichang City, pursuant to which we will purchase several land parcels with an aggregate site area of 400,000 square meters for the construction of a new production facility in Ruichang, Jiangxi Province. The first phase of the new production facility is expected to be completed by the end of 2014.

In March 2011, we commenced construction of new staff quarters in our production facility in Jinjian, Fujian Province. Contruction work has been completed and internal renovation is expected to be completed in late 2014.

Partly as a result of the foregoing expansion projects, we incurred capital expenditures of RMB38.7 million, RMB65.6 million and RMB246.8 million in 2011, 2012 and 2013, respectively. These capital expenditures were funded from our operating cash flows and a loan from our shareholder. For additional information on our capital expenditures, see Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures.”

Going private transaction

On August 19, 2013, our board of directors received a non-binding proposal from Mr. Lin, our chairman and chief executive officers, and some other shareholders to acquire all of the outstanding shares of the Company for a cash consideration of $1.72 per share. A three-member independent committee was established to consider the proposal on behalf of the Company.

On December 2, 2013, at the recommendation of the independent committee, we entered into a merger agreement with Pan Long, an entity set up by Mr. Lin, our chairman and chief executive officer, for the going private transaction. The merger agreement provides that, upon the approval and authorization by an affirmative vote of shareholders representing at least 70% of our outstanding shares, Pan Long will acquired all the outstanding ordinary shares of the Company, other than shares owned by the Rollover Shareholders, at a proposed price of $1.78 per share in cash through a merger between a wholly-owned subsidiary of Pan Long into the Company, resulting in Pan Long becoming the sole shareholder of the Company. Shareholders are recommended to vote to approve the transaction. The failure of any shareholder to vote in person or by proxy at the extraordinary general meeting will have the same effect as a vote against the transaction.

Pan Long has received from Mr. Lin an equity commitment letter, pursuant to which Mr. Lin has committed to subscribe for ordinary shares in Pan Long in the amount of $19,545,858 subject to adjustment in certain cases. Mr. Lin has also entered into a limited guarantee in favor of our Company.

The extraordinary general meeting of shareholders for the approval of the going private transaction was originally scheduled for April 16, 2014, but the meeting was adjourned due to a delay in financing on the part of Mr. Lin. Our board of directors has been advised that financing will become available no later than May 31, 2014. Notice of the re-convening of adjourned meeting will be sent to shareholders when Mr. Lin confirms that the merger consideration has been deposited into a bank account outside of the PRC.

The record date for the extraordinary general meeting of shareholders for the approval of the going private transaction is March 21, 2014. Based on shareholding information as of the record date, the Rollover Shareholders, as a group, beneficially own 22,143,530 Shares, which represent approximately 66.8% of the total number of outstanding shares eligible to vote. The Rollover Shareholders have agreed under a voting agreement to vote all in favor of the going private transaction. Accordingly approximately 1,055,181 Shares owned by the unaffiliated shareholders must be voted in favor of the going private transaction to be approved.

If the going private transaction is completed, our Company will become a privately held company and our shares will no longer be listed on Nasdaq.

You may find more information in, and our shareholders are urged to read carefully, the transaction statement on Schedule 13E-3 filed with SEC as first filed on December 19, 2013 and subsequently amended, the exhibits thereto, including the merger agreement and the proxy statement regarding the extraordinary general meeting, and other reports and documents furnished or filed with the SEC by the Company and various parties in connection with this proposed transaction. For your information purpose, with respect to this transaction, a Schedule 13D was filed by certain Rollover Shareholders on December 4, 2013, as subsequently amended. Please also see Item 3D — “The going-private transaction of the Company is progressing, creating restrictions and uncertainties that may materially affect business and operations.”

B.	BUSINESS OVERVIEW

We design, develop and wholesale footwear, apparel and accessories under the “” (Xidelong) brand name and the “” trademark. We have three principal product categories: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. The table below sets out, for the periods indicated, the percentage of sales by product category based on total revenue:

	For the years ended December 31,
	2011	2012	2013
Footwear (1)	46.0%	48.0%	46.1%
Apparel	52.7%	50.3%	52.4%
Accessories	1.3%	1.7%	1.5%
	100.0%	100.0%	100.0%

______

(1)	Our primary footwear styles are skateboarding and leisure footwear.

We sell our products to distributors, which resell our products mainly to consumers through Xidelong retail selling locations that are owned, managed and operated by them pursuant to the terms of individual distribution agreements. Xidelong retail selling locations consist of three types: (i) Xidelong retail stores, which sell our products exclusively, (ii) department store concessionary counters, and (iii) stores-within-stores. Some of the Xidelong retail selling locations are operated by our distributors indirectly through authorized third-party retailers. We have contractual relationships only with our distributors, not with any authorized third-party retailers.

We believe that the sale of our products through distributors has enabled us to grow by leveraging on their regional retail expertise and economies of scale. We provide our distributors with retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail selling locations decreased from 4,909 as of December 31, 2012 to 3,080 as of December 31, 2013. The net decrease of retail selling locations was caused by the closure of the relatively small and inefficient retail selling locations.

 We focus primarily on second and third-tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for our retail sales growth. Our target customers are between 15 to 35 years old. We plan to increase our penetration in those areas using a middle-market pricing strategy. We also aim to expand our geographical presentation and establish regional leadership, particularly in Southwest China and Southern China. The table below sets out, for the periods indicated, the percentage of sales to distributors by region based on total revenue:

	For the years ended December 31,
	2011	2012	2013
Northern Region	14.2%	14.7%	14.7%
Northeastern Region	4.4%	4.9%	4.7%
Northwestern Region	8.9%	9.7%	9.7%
Eastern Region	16.8%	17.7%	16.9%
Southern Region	25.9%	22.5%	22.9%
Southwestern Region	29.8%	30.5%	31.1%
	100.0%	100.0%	100.0%

We believe sportswear brands will continue to benefit from the ongoing urbanization, the increasing demand for lifestyle and leisure products and the heightened interest in health consciousness among Chinese consumers. We place great emphasis on the comfort and functionality of our products and tailor our sports and leisure footwear, especially running footwear, to the needs of Chinese consumers. Our commitment to the comfort and quality of our footwear is represented by our slogans used in our promotional campaigns such as “The Foot Knows Comfort”, “Run Freely” “Freedom comes first” and “Respect Yourself”.

The China Institute of Sport Science, the research center established by the General Administration of Sport of China and China’s first government agency engaging in research of sport science, has selected us as their exclusive partner in their research and development projects. We have the exclusive right to use the endorsement, “The Strategic Partner of the China Institute of Sport Science”, on our products and priority to use the know-how developed through our collaboration with the China Institute of Sport Science.

We manufacture some of our footwear products in our production facility in Jinjiang, Fujian Province and the remaining footwear products and all of our apparel and accessories through third-party contract manufacturers. Our production facility has a gross floor area of approximately 66,102 square meters. It has nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear.

We are constructing a new production facility in Ruichang, Jiangxi Province. Upon the full completion of the construction of the new production facility, we expect our annual production capacity for our footwear products to increase to approximately 30.0 million pairs. The new production facility will also give us, for the first time, production capability for our apparel products. We believe increased in-house production capacities will give us more control over the production process and allow us to reduce costs.

Brand and Products

Xidelong brand

We market our products under the “” (or Xidelong) brand name and the “” trademark. We use the Chinese promotional slogan “Respect Yourself” to market our products, which is designed to symbolize our emphasis on individualism. Our brand is well recognized in China as illustrated by the following examples:

•	In June 2006, our Xidelong brand name was recognized as “China’s Well-Known Trademark” by the Hubei Province Jingzhou City Intermediate People’s Court.

•	We were named as one of the “Top Ten Sports Footwear Enterprises” in China in 2011 and 2012.

•	We were selected as one of the “100 Most Valuable Brands of 2010 in the Footwear Industry” by the National Productivity Center of the Leather and Footwear Industry in 2011.

•	In November 2013, Xidelong (China) Co., Ltd., our principal PRC subsidiary, was awarded as one of the “Most Influential Chinese Brands” in the corporate activity organized by hc360.com, a B2B e-commerce platform in China.

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

Production

Our production facility focuses on the production of higher-priced running and basketball footwear, which incorporates our proprietary intellectual property and technology. Located in Jinjiang, Fujian Province, the production facility has nine production lines with an annual production capacity of approximately nine million pairs of footwear occupying an aggregate gross floor area of approximately 66,000 square meters. It was established in March 2007. Prior to that, we carried out our production activities in a rented production facility in the same region. As of December 31, 2013, our production facility had a full-time staff of 1,602.

The utilization rates of our production facility were approximately 79%, 70% and 70% for 2011, 2012 and 2013, respectively.

We are constructing a new production facility in Ruichang, Jiangxi Province and have committed to acquire land use rights to these land parcels from the Municipal Government of Ruichang City pursuant to an agreement in December 2011. On December 1, 2012, we completed the purchase of the land use rights to a land parcel with a site area of 193,333 square meters. The purchase for the remaining land parcels with an aggregate site area of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals. The first phase of the new production facility is expected to be completed by the end of 2014.

Upon the full completion of the construction of the new production facility, we expect our annual production capacity for our footwear products to increase to approximately 30.0 million pairs. The new production facility will also give us, for the first time, production capability for our apparel products. We believe increased in-house production capacities will give us more control over the production process and allow us to reduce costs. Ultimately, the expansion of in-house production capacities will help increase our gross profit margins, as we can reduce the reliance on outsourced manufacturing. It is an important part of our long-term strategy to gain better control on production, increase economies of scale, enhance profitability and capture a greater market share.

Production process

Footwear production

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

Apparel and accessories production

We outsource the production of all our apparel and accessories to contract manufacturers in the PRC. See “Outsourcing.”

Our apparel business department handles matters relating to outsourcing such as the selection and appointment of contract manufacturers and the contracts with contract manufacturers.

Outsourcing

In 2011, 2012 and 2013, we outsourced production of a portion of our footwear, generally products with lower technology content, and all of our production of apparel and accessories to third-party contract manufacturers. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing moving forward, to enhance profitability. In 2011, 2012 and 2013, approximately 64.5%, 57.0% and 36.2%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. Our reduced reliance on outsourced manufacturing was mainly attributable to the decrease in sales.

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

We require our contract manufacturers to comply with our manufacturing standards and specifications. We do not allow contract manufacturers to sub-contract our production orders without our prior consent. We subject outsourced products to our quality control procedures. We return defective components or unused components to the relevant contract manufacturers.

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

Procurement

To date, our in-house production capacity is limited to footwear products. The major raw materials used in the production of our footwear products include natural and synthetic leather, nylon, canvas, rubber and plastics. Our raw material suppliers are primarily located in Quanzhou, which is adjacent to our production facility in Jinjiang, Fujian Province. We select raw material suppliers based on our selection criteria, which include product quality, reliability, price, and speed of delivery. We also recommend raw material suppliers to our contract manufacturers for their production of our outsourced footwear. We place orders for raw material requirements only after we receive sales orders at our sales fairs.

We procure semi-finished rubber soles, a key part of our footwear, and other components from component subcontractors. Other than these semi-finished rubber soles and other components, we do not purchase other finished products from component subcontractors. Component subcontractors manufacture semi-finished rubber soles to our specifications. We also recommend raw material suppliers to component subcontractors for their production of our footwear components. We select component subcontractors based on location, product quality, reliability, price, and speed of delivery. Similar to our raw materials suppliers, our component subcontractors are primarily located in Quanzhou, Fujian Province. We pay our component subcontractors a subcontracting fee. The subcontracting fees for 2011, 2012 and 2013 were approximately RMB10.4 million, RMB9.2 million and RMB9.3 million (US$1.5 million), respectively. The major raw materials used in the production of our products included cotton, rubber and plastics. We are exposed to fluctuation in the prices of these raw materials which are influenced by global as well as regional supply and demand conditions. We plan to ease inflationary pressures through collaboration with our suppliers in efforts such as the collective procurement of materials.

For 2011, 2012 and 2013, purchases from our top five raw material suppliers and contract manufacturers accounted for approximately 44.2%, 53.6%, and 38.0%, respectively, of total purchases from raw material suppliers and contract manufacturers, and purchases from our single largest supplier accounted for approximately 11.1%, 14.8% and 10.2%, respectively, of our total purchases from raw material suppliers and contract manufacturers.

Inventory Control and Management

Our inventory consists of raw materials for our footwear production, footwear components and finished products. We keep generally low inventory levels of raw materials and components because we commence production only after receiving confirmed sales orders from our distributors. We have established an inventory management system to monitor inventory levels.

Our policy is to review regularly obsolete inventories based on the age and the expected future salability of a product. In addition, we carry out our physical inventory inspection on a timely basis to identify any obsolete or damaged inventories. We make specific provisions for a damaged item or an item of inventory that has a carrying amount lower than its net realizable value. During 2011, 2012 and 2013, we did not make any provisions for obsolete inventories.

We maintain our finished goods inventory in two warehouses, one for storage of footwear and the other for storage of apparel and accessories. We generally store finished goods in our warehouses by the type of footwear. Our average inventory turnover were 6 days, 5 days and 5 days for 2011, 2012 and 2013, respectively, while our inventory balances as of December 31, 2011, 2012 and 2013 accounted for approximately 1.5%, 0.5% and 0.8%, respectively, of our total assets.

Quality Control

We manufacture our products in accordance with our strict quality control system and quality standards. From selecting raw materials to packaging finished products, each stage of the production process is subject to our quality control procedures. We conduct regular inspections of the production facilities of our contract manufacturers and require the facilities and outsourced products to meet both our internal quality control standards and all applicable national and industry quality standards. We test our new products at the science and technology laboratory in our research and development center in Jinjiang, Fujian Province to help ensure the products conform to quality and performance standards.

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

In December 2005, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC designated our Xidelong footwear and apparel as “State-designated Products Exempted from Quality Inspection.” The term “Exempted from Inspection” is defined to include products that are excellent in quality, and can enhance the consumers’ trusts and confidence. The enterprise who obtains the “Exemption from Inspection” is perceived to be outperforming in the profession. To obtain the remarkable results, these enterprises use advanced science and technology to improve the product quality, using an unremitting effort to strengthen the satisfaction of consumers.

In 2008, we obtained ISO 9001 certification for the design, development and production of our footwear, and the design, development and production management of our apparel.

Sales and Distribution

Product sales and distribution are managed by our sales and marketing department based in our headquarters in Jinjiang, Fujian Province with the assistance of regional sales teams. As of December 31, 2013, our sales and marketing department had a staff of 107. Our sales and marketing department devises and implements policies for our distributors to assist them in operating the Xidelong retail selling locations, which include policies relating to marketing and promotion, sales management, pricing, recording of sales and human resources.

Sales network

We sell all of our products to distributors for subsequent resale to consumers through Xidelong retail selling locations owned, managed and operators by them. We do not sell any products directly to consumers. As of December 31, 2013, our 21 distributors operated 3,080 Xidelong retail selling locations.

Xidelong retail selling locations consist of three types: (i) Xidelong retail stores, which sell our products exclusively and are retail shops, usually on the street level, (ii) department store concessionary counters, which are designated sections of department stores that sell our products, and (iii) stores-within-stores.

Xidelong retail selling locations are operated directly by our distributors or indirectly through third parties. Distributors place wholesale orders (which include purchase orders that the distributors secure from authorized third-party retailers) for our products at our sales fairs for retail sale at the Xidelong retail selling locations. Sales to our top five distributors accounted for approximately 41.5% of our total revenue in 2013.

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

For 2011, 2012 and 2013, sales to our top five distributors accounted for approximately 43.3%, 41.3% and 41.5%, respectively, of our total revenue. During the same periods, sales to our single largest distributor accounted for approximately 12.6%, 12.1% and 12.2%, respectively, of our total revenue.

Ordering of our products

Our distributors place orders for our products in sales fairs organized by us. Prior to 2008, we organized two major sales fairs each year, usually in March to introduce the autumn/winter collections and in September to introduce spring/summer collections. Beginning in 2008, we organized two to three sales fairs each year. The three sales fairs are usually in the first quarter to introduce the autumn collection, in the second quarter to introduce the winter collection and in the third quarter to introduce the spring/summer collections.

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

Return policy

We do not have a formal return policy with our distributors. We only accept returns of defective products. However, instead of returning defective products to us, distributors generally choose to sell defective products at a discount to end customers. Since distributors are required to comply with our pricing policy, distributors must obtain our prior written consent before they can sell any products at a discount to the suggested retail price. We determine the amount of discounts on a case-by-case basis. We do not provide any compensation to distributors for defective products. To date, the number and value of defective products have been nominal.

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

For 2011, 2012 and 2013, advertising and promotional expenses constituted approximately 10.7%, 13.8% and 15.1% of our total revenue, respectively.

Spokespersons and advertising

We actively seek reputable spokespersons to promote our brand. From May 2010 to June 2013, we engaged Singaporean twin sisters Miko Bai Wei-Fan and Yumi Bai Wei-Ling of By2, a popular Taiwan-based musical group, to act as the Company's official product series spokespersons. As part of the agreement, By2 completed an advertisement campaign in 2010 for a new apparel line of ours and filmed a television commercial to build awareness of the Xidelong brand, and participated in a variety of promotional activities. We launched our first television commercial featuring By2 on the China Central Television Channel 5 (CCTV-5) in July 2010. We believe we had been successful in leveraging the innovative talent, dynamic personalities and high energy performances of By2, to promote our products as a convergence of fashion and sportswear and our brand as a symbol for the core values of energy and happiness.

In 2011, we engaged a leading advertising company, a member of the American Association of Advertising Agencies, to design and produce television commercials for our spokespersons, By2, and to design and print advertisement for our products. The commercials feature Xidelong as a sports brand that emphasizes a “Happy Lifestyle”. We believe these commercials and advertisements had successfully promoted Xidelong as a sportswear brand emphasizing a cheerful lifestyle and exemplified the core value of our products represented by our slogan of “Freedom Comes First”.

Sponsorship and endorsement

To support our advertising and promotional initiatives, we have engaged Genedigi, one of the largest and longest standing marketing and public relations firms in China. We sponsor various sporting or festive events to promote our products. Examples include:

•	We have been the sponsor of the “Fitness for All” program for four consecutive years. The "Fitness for All" campaign has been highly successful since its inception in raising the public awareness of the benefits of sport and an active lifestyle, drawing participants from 30 colleges and 60 communities, and developed 20 venues for fitness practices to date. On June 8, 2013, the program hosted a launching ceremony in Beijing with the support by the General Administration of Sport of China and China Sports Publications Corporations. The theme of the event was “Fitness Moves, Happy Chinese Joins”, which sought to convey the message of actively promoting scientific fitness and the happy life philosophy through a variety of fitness activities. We received the “Outstanding Contribution” award from the General Administration of Sport of China for our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program in 2011.

•	We have been cooperating with the Municipal Government of Jinjiang city to run the “The 6th Creative Design Contest of International Footwear Culture” for the fifth consecutive year. The contest helps to promote the energetic and creative image of the “Xidelong” brand. The contest drew attention from local schools, teenagers and enthusiastic individuals. The geographical locations of the contestants in 2013 extended from Fujian Province to other provinces.

•	We sponsored the “Inter-City” television program, a popular entertainment show featuring athletic challenges that aired on channels CCTV 1 and 5, from April to December 2011.

Pricing

We determine the prices of our products based on a variety of factors, including the costs of raw materials and production, market conditions (including the spending power of consumers) and the prices of our competitors’ products.

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

Competition

The sportswear and leisurewear industry is highly competitive in China. We compete with an increasing number of international and domestic sports and leisure footwear companies, sports and leisure apparel companies, sports accessories companies, and large companies with diversified lines of sports and leisure shoes, apparel and accessories. We expect competition to further intensify due to the entry of new foreign and domestic sportswear and leisurewear retailers in China and, as a result, we may be required to adjust our prices in response to competitors’ pricing policies. Our ability to maintain or further increase our profitability will primarily depend on our ability to compete effectively by leveraging the following to differentiate us from our competitors: our leading market position in China; our brand recognition and product portfolio; our distributors’ extensive retail distribution network; our experienced management team and our product designs.

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

We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our property, plant and equipment other than land and inventory amounted to approximately RMB91.0 million (US$15.0 million) as of December 31, 2013. We also maintain insurance for inventory of raw materials, work-in-progress and finished goods for an aggregate coverage amount of RMB250.0 million (US$41.3 million).

We do not maintain general product liability insurance for any of our products. Nevertheless, we believe that our practice is in line with the general industry practice in China, as product liability insurance is not required under PRC law. In 2011, 2012 and 2013, we did not receive any material claims from customers or consumers relating to our products.

Regulation

Operation as foreign-owned enterprises

We conduct our operations in China through three wholly-owned subsidiaries: XDLong Fujian, XDLong China and XDLong Jiangxi. The subsidiaries were established in the PRC as “wholly foreign-owned enterprises”.

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, effective as of 1994, as amended in 1999, 2004 and 2005. The PRC Company Law is applicable to our PRC subsidiaries, except where the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of corporate entities that are wholly foreign-owned enterprises are also regulated by the Wholly Foreign-owned Enterprise Law of the PRC, effective in 1986, as amended in 2000, and its Implementation Rules effective as of 1990, as amended in 2001.

Foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008 and other various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. An enterprise can choose to either keep or sell its foreign exchange income under current account to financial institutions authorized to engage in foreign exchange settlement or sales business. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in Renminbi.

Dividend distribution

The principal PRC laws and regulations governing distribution of dividends of wholly foreign-owned enterprise include the Wholly Foreign-owned Enterprise Law promulgated by the Standing Committee of the National People’s Congress, effective in 1986, as amended on October 31, 2000, and its Implementation Rules issued by the State Council, effective in 1990, as amended on April 12, 2001.

Under these laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain statutory reserves unless these reserves have reached 50% of the registered capital of the wholly foreign-owned enterprises. These statutory reserves are not distributable as cash dividends.

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

In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who dispose of any vested shares. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities. As of the date of this annual report on Form 20-F, we have granted 534,935 restricted shares to our non-executive directors, senior management and certain other employees.

Environmental matters

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

We believe that we are in compliance with all applicable labor and safety laws and regulations in all material respects and have implemented internal safety guidelines and operating procedures. We do not expect the new PRC Labor Contract Law, which became effective in 2008, will have any material impact on our business and operations. Since the commencement of our business, none of our employees has been involved in any major accident in the course of their employment and we have never been subject to disciplinary actions with respect to the labor protection issues.

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

Exceed is our investment holding company incorporated in the British Virgin Islands and we conduct our operations through our PRC subsidiaries, which are our indirect wholly owned subsidiaries. The following diagram illustrates our significant direct and indirect subsidiaries as of April 30, 2014:

Subsidiaries

The following table sets forth information relating to our direct and indirect subsidiaries as of February 28, 2013:

	Beneficial Ownership Percentage	Jurisdiction of Incorporation
Windrace International Company Limited	100%	Cayman Islands
Windrace Investment Holding Limited	100%	British Virgin Islands
Hei Dai Lung Group Company Limited	100%	Hong Kong
Fujian Xidelong Sports Goods Co., Ltd.	100%	PRC
Xidelong (China) Co., Ltd.	100%	PRC
Xidelong (Jiang Xi) Athletic Equipment Co., Ltd.	100%	PRC

D.	PROPERTY, PLANTS AND EQUIPMENT

We own several land parcels in the PRC through our subsidiaries, details of which are summarized below:

•	XDLong China owns a land parcel in Jinjiang, Fujian Province with an aggregate site area of 38,784 square meters. Buildings with an aggregate gross floor area of 99,024 square meters were constructed upon this land parcel. The buildings consist of a production facility, which is equipped wtih nine production lines with an annual production capacity of approximately nine million pairs of footwear; a research and development center; office space; staff quarters; a recreation center and various sports facilities. We possess the land use rights certificate in relation to the land parcel and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years beginning on December 25, 2006. The utilization rates of the production facility were approximately 79% for 2011, 70% for 2012 and 70% for 2013.

•	XDLong Fujian owns a land parcel with an aggregate site area of approximately 15,277 square meters in Jinjiang, Fujian Province. The land parcel is located at a site close to our production facility. The land use rights to the land parcel was acquired from the PRC government in 2005 for an aggregate consideration of RMB531,000 as land grant fees. Pursuant to the terms of grant, XDLong Fujian was required to construct a production facility on the land parcel no later than February 28, 2006. XDLong Fujian had not commenced construction by such date because we decided to construct our production facility on a larger land parcel. On May 14, 2008, XDLong Fujian applied for local government approval to postpone construction. On July 1, 2012, the Ministry of Land and Resources promulgated a new regulation titled Measures on Disposing Idle Land, which emphasizes that the land authority shall repossess an idle land parcel without any compensation if the scheduled construction has not commenced for two years since the scheduled date set forth in the land grant contract. The new regulation also stipulates the procedures, results and other details regarding the repossession of idle land.

We do not believe that the land parcel held for use by XDLong Fujian met the definition of idle land under the Measures on Disposing Idle Land. Local government has verbally confirmed to us that it does not intend to repossess the land parcel held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management based its conclusion on the fact that the local government has been advised that we intend to commence construction on the land parcel and officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction on a timely basis. Consistent with the objectives of the local government, the construction of the additional facilities in Jinjiang will have a positive impact on the local economy and result in an expansion of our local workforce. As a result, we have concluded that the possibility of incurring impairment in value or loss of land use is remote.

•	XDLong China owns land parcels with an aggregate site area of 22,160 square meters in Jinjiang, Fujian Province. The land parcels are adjacent to our existing production facility. We acquired our land use rights to the land parcels from independent third parties pursuant to purchase agreements dated May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, respectively. The land will be used for our new staff quarters, for which construction has been completed and internal renovation is expected to be completed in 2014. As of December 31, 2013, we had paid the required deposit of RMB26.2 million (US$4.3 million) in full and are in the process of applying for a certificate of land use rights to the land parcels. Under the PRC law, a company does not have the title to a land parcel until it obtains the relevant certificate of land use rights. Therefore, XDLong China does not have the title to the land parcel at this point, although it may have contractual remedies under the purchase agreements.

•	XDLong Jiangxi is committed to acquire land parcels in Ruichang, Jiangxi Province with an aggregate site area of 400,000 square meters from the Municipal Government of Ruichang City pursuant to an agreement in December 2011. The land will be used for a new production facility, the first phase of which is expected to be completed by the end of 2014. On December 1, 2012, we completed the acquisition of the land use rights to a land parcel with a site area of 193,333 square meters. The purchase for the remaining land parcels with an aggregate site area of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals.

The total consideration for the land parcels will amount to RMB198 million ($32.7 million), of which a deposit of RMB46.8 million ($7.7 million) was paid as a performance bond on December 28, 2011 and an additional premium of RMB73.1 million (US$12.1 million) was paid on December 27, 2012. The remaining amount of RMB78.1 million ($12.9 million) is disclosed as a capital commitment in Item 5.F. “Contractual Obligations and Commercial Commitments.” We financed the paid deposit and additional premium through our working capital and a shareholder loan and intend to finance the remaining amount in cash through our working capital.

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

Overview

We design, develop and wholesale footwear, apparel and accessories under the “” (Xidelong) brand name and the “” trademark. We have three principal categories of products: (i) footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Revenue from our footwear, apparel and accessories represented 46.1%, 52.4% and 1.5%, respectively, of our total revenue in 2013. Our most popular footwear products are skateboarding and leisure footwear, whose aggregate revenue represented 25.5% of our total revenue in 2013.

We sell our products only to distributors, which resell our products mainly to consumers through Xidelong retail selling locations owned, managed and operated by them pursuant to the terms of individual distribution agreements. We believe this business model has enabled us to grow by leveraging on our distributors’ regional retail expertise and economies of scale. We provide our distributors with retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of Xidelong retail selling locations decreased from 4,844 as of December 31, 2011, to 4,909 as of December 31, 2012 to 3,080 as of December 31, 2013. The net decrease of retail selling locations was caused by the closure of the relatively small and inefficient retail selling locations.

We produce a portion of our footwear products ourselves and outsource the remaining portion of our footwear production and all of our apparel and accessories production to third-party contract manufacturers. Our production facility in Jinjiang, Fujian Porvince has a gross floor area of 66,102 square meters and is equipped with nine production lines with an aggregate annual production capacity of approximately nine million pairs of footwear. In 2011, 2012 and 2013, approximately 64.5%, 57.0% and 36.2%, respectively, of our footwear in terms of sales volume were produced through outsourced manufacturing. Our reduced reliance on contract manufacturers in 2013 was mainly attributable to the decrease in our overall sales.

We have a middle-market pricing strategy and focus primarily on second and third-tier cities in China, particularly in Southwest China and Northwest China. Our revenue decreased from RMB3,288.6 million in 2011 to RMB2,383.5 million in 2012 and further decreased to RMB1,629.6 million (US$269.2 million) in 2013. The decrease was primarily due to weakening consumer demand in China, which was largely attributable to the economic slowdown in China.

Factors Affecting Our Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

Macroeconomic conditions in China

All of our revenue was derived from sales in China. Our financial condition and results of operations have been dependent upon macroeconomic conditions in China. The global macroeconomic slowdown such as the weakness of the U.S. economy and the debt crisis of several European countries continued to impact China’s economy by the weakening of both domestic and overseas demand in 2012. Furthermore, China is going through a once-every-five-year leadership changeover in 2012. This created uncertainties in its long-term policies regarding economic development and development in different sectors and further hurt confidence in both consumption and investment expenditure in 2013. According to the National Bureau of Statistics of China, the PRC economy grew by 7.7% in 2013, which was down by a 0.1 percentage point as compared with 2012. Total retail sales of consumer products, the primary gauge of consumer spending in China, increased less significantly in 2013, by 13.1% in 2013, representing a decrease of 1.2 percentage points compared to 2012.

We focus primarily on second and third-tier cities in China, particularly in Southwest China and Southern China, the regions that we believe present the best opportunity for retail sales growth due to rapid urbanization and economic development despite the economic slow-down in China overall. Urban consumption is expected to continue to be the primary contributor to consumer consumption in China. According to the National Bureau of Statistics of China, urban retail sales accounted for nearly 86.6% of total retail sales in 2013. We believe that we will be able to continue capturing the retail sales growth opportunities in our target markets.

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

Consumer demand for sportswear in China

Consumer demand for sportswear in China is one of the key drivers of our revenue. Our success depends on the growth in such demand and the overall growth in the consumer market in China. Statistics published by the General Administration of Sport of China suggest that there is a general correlation between disposable income and sports participation in China. According to the National Bureau of Statistics of China, PRC per capita annual disposable income of urban households grew at a CAGR of 11.0% from 1999 to 2013. Consumer confidence index published by Nielsen, which seeks to gauge consumer sentiment toward the economy by asking consumers about their job prospects, personal finances and spending and saving intentions, also increased to 111 points in 2013 compared with 106 points in 2012, which we believe was partly attributable to the rising disposable income and opportunities in the job market. Although under the unstable economy condition in recent years, people have tended to save a higher portion of their income, the average urban household spending is expected to continue to increase and urbanization are expected to continue for another two decades. As the general living standards in China continue to improve, we expect that the consumer demand in China to shift increasingly towards lifestyle-enhancing products such as sportswear. We believe the trend will benefit our sales.

Ability to maintain an attractive product portfolio at competitive prices

Our success depends to a large extent on our ability to maintain an attractive product portfolio at competitive prices. We have a diversified product portfolio, and most Xidelong retail selling locations carry a broad range of merchandise. We monitor market response to our different products and adjust our product mix from time to time. For instance, we introduced vintage design and cross-training footwear as new categories starting from June 2011. In order to increase our average selling prices, revenue and gross profit margins, we intend to continue monitoring the changing consumer demand and adjust our product mix as we deem necessary.

We have a middle-market pricing strategy, and our target customers are between 15 to 35 years old. To target different segments within our target market, we price our products at different price points. In order to maintain our price competitiveness and sales volume, we review our pricing strategy regularly and make adjustments based on various factors, including market response to our recommended retail prices, the level of sales, the expected product margins on individual products, the prices of our competitors’ products and the anticipated market trends and expected demand from customers. Thus we focus on maintaining the quality of our advertising and promotion strategies, distribution networks, operational systems and product innovation.

Brand recognition is crucial to the consumers’ purchasing decisions and may have a direct impact on our ability to maintain an attractive product portfolio at competitive prices. We position Xidelong as a high-quality sports and leisurewear brand in China and place great emphasis on brand building and promote Xidelong products through advertisements in the media, sponsorship of PRC sports events and various other promotional activities. For 2011, 2012 and 2013, our advertising and promotion expenses accounted for approximately 10.7%, 13.8% and 15.1%, respectively, of our total revenue. We intend to increase our marketing budgets for promotional activities in the future to further enhance our brand recognition and strengthen our market position.

Ability to sustain and optimize our distribution network

We distribute our products mainly through Xidelong retail selling locations owned, managed and operated by our distributors. These retail selling locations include Xidelong retail stores, which sell our products exclusively, department concessionary counters, and stores-within-stores. As of December 31, 2013, we had 3,080 Xidelong retail selling locations located in 30 provinces and municipalities in China. The number of Xidelong retail selling locations decreased from 4,909 as of December 31, 2012 to 3,080 as of December 31, 2013. Our focus in 2013 was not to open more new retail selling locations but to close the relatively small and inefficient retail selling locations and improve the efficiency of our existing ones. We believe that our success depends on our ability to sustain and optimize our distribution network, which in turn depends to a large extent on the performance of our distributors.

Ability to manage production costs and product quality

To meet production requirements and to remain profitable, we must obtain sufficient quantities of good quality raw materials from our suppliers in a timely manner and at commercially reasonable prices. The major raw materials used in the production of our footwear products are natural and synthetic leather, nylon, canvas, rubber and plastics. In addition, we use crude oil and electricity in our production. Therefore, increases in crude oil prices and electricity costs would increase our production costs, although a portion of any such increased costs can sometimes be alleviated by raising our production efficiency and leveraging our economies of scale. Historically, we have been successful in reducing the costs of raw materials as a percentage of our total cost of sales. We seek to capitalize on our purchasing and bargaining power to continue to obtain favorable prices from our major suppliers. We believe that effective cost management will enable us to sustain our profitability.

We outsource a portion of our footwear production to contract manufacturers and all of our apparel and accessories production to third-party contract manufacturers. Our agreements with contract manufacturers are generally for a term of two years. We have not terminated our contractual relationship with any of our contract manufacturers of our footwear during the term of the agreements. Due to a larger pool of contract manufacturers of apparel and accessories available for selection, we have been using such contract manufacturers that are capable of supplying goods with better quality at more competitive prices. We believe that long-term contracts with contract manufacturers as well as the relationship we have established with them over the years will enable us to procure quality contract manufacturers to meet our production and product quality requirements at commercially reasonable terms.

Seasonality

Our results of operations have fluctuated from season to season and are likely to remain seasonal. Historically, revenues in the third and fourth quarters have slightly exceeded those in the first and second quarters. The seasonality of our results of operations is primarily attributable to the seasonal nature of our footwear and apparel products and the fact that our autumn and winter collections generally command higher selling prices than our spring and summer collections. Other factors such as weather conditions, holiday seasons, the timing of the launch of our new products and the timing of the delivery of our products also affect our sales from season to season. Due to the seasonal fluctuations of our business, comparisons of sales and results of operations between different periods within a financial year, or between different periods in different financial years, are not necessarily meaningful and cannot be relied on as accurate indicators of our future performance.

Income tax rates and preferential tax treatment

Our profit is affected by the PRC enterprise income tax that we pay and any preferential tax treatments that we receive. As a foreign-invested enterprise engaged in the manufacturing business, XDLong China was entitled to the preferential tax treatments available under the Foreign Enterprise Income Tax Law. XDLong China was fully exempted from the enterprise income tax during its first two profitable years in 2008 and 2009, followed by a 50% tax reduction for the next three years. Such tax treatment had a significant positive effect on our profit after taxation in 2010, 2011 and 2012. Because this tax reduction expired on December 31, 2012 XDLong China is currently subject to an enterprise income tax rate of 25%, which has negatively impacted our profit.

Pursuant to the agreement between XDLong Jiangxi and the Municipal Government of Ruichang City, XDLong Jiangxi is exempted from the PRC corporate local income tax for its first two years and is entitled to a 50% reduction in the PRC corporate local income tax for the subsequent three years, since the first year of production. As of December 31, 2013, XDLong Jiangxi did not commence any production.

A.	OPERATING RESULTS

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2011, 2012 and 2013 and has been prepared based on the financial statements of the companies that comprised Exceed and its consolidated subsidiaries, after elimination of inter-company transactions. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

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

Inventory

Inventories are stated at the lower of cost and net realizable value after making allowances for obsolete or slow moving items. Cost is calculated using the weighted average cost formula and comprises all costs incurred in bringing the inventories to their present location and condition. When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the period in which the related revenue is recognized. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred for completion of the production process and disposal upon delivery of finished goods to distributors. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Write-down of inventories to net realizable value is made based on the estimated net realizable value of the inventories. The assessment of the write-down amounts and the timing of such write-downs require estimates and management’s judgment. Where the actual outcome or expectation in future periods is different from management’s estimates, such differences may have a material impact on the carrying amounts of our inventories and any write-down amounts and write-back amounts in the period in which such estimate has been changed. Inventory amounts were stated at net realizable value in each of 2011, 2012 and 2013 and we did not make any provisions for inventories during the same periods.

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

Buildings are depreciated over the shorter of the relevant lease term or a 20-year period and manufacturing equipment, such as plant and machinery, is depreciated over a five to ten-year period. Furniture, fixtures, motor vehicles and office equipment, consisting of computers, office equipment, machinery and software, are depreciated over a five-year period. Leasehold improvements are also depreciated over the shorter of the relevant lease term or a five-year period. Construction-in-progress represents costs incurred for the design and construction of the production facility. Our management determines the estimated useful lives and related depreciation charges for our property, plant and equipment and such estimates are based on historical experience of the actual useful lives of such property, plant and equipment, and where no historical experience is available, based on such property, plant and equipment used for similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously stated amounts based on the estimated life of such property, plant and equipment or will write off or write down the value of obsolete or non-strategic assets that have been abandoned. Impairment reviews are conducted as events or changes in circumstances indicating that the carrying amount may not be recoverable. The recoverable amounts of property, plant and equipment have been determined based on value-in-use calculations, which requires the use of judgment and estimates.

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

Earn-out obligation

Pursuant to the terms of the 2009 business combination, we released shares from the escrow account to the former shareholders of Windrace for each of 2009, 2010 and 2011 and issued additional shares to the former shareholders of Windrace as earn-out shares in 2011 because the audited result of our financial results for each of the relevant periods fulfilled the conditions stipulated. The details with respect to the contingent share obligation are discussed in Note 24(a)(i) to our consolidated financial statements included in this Annual Report on Form 20-F.

Until the escrow shares were released and the earn-out shares were issued, the contingent shares issuable were accounted for as a financial instrument liability adjusted to fair value at each reporting date, with changes in fair value being recognized in the consolidated statements of comprehensive income. When a measurement period for the issuance of such contingent shares ended, the contingent share liability related to that period was no longer conditional, the obligation was reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

Consolidated Income Statements

The following table sets forth our results of operations for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(RMB in thousands)
Revenue	3,288,561	2,383,516	1,629,616
Cost of sales	(2,296,298)	(1,707,801)	(1,188,657)
Gross profit	992,263	675,715	440,959
Other income and gains	14,791	15,917	12,150
Selling and distribution costs	(377,903)	(347,680)	(260,828)
Administrative expenses	(77,073)	(67,932)	(51,203)
Research and development expenses	(53,863)	(44,227)	(46,613)
Finance costs	(856)	(638)	(1,122)
Gain from change in fair value of contingent share liability	38,645	—	—
Profit before tax	536,004	231,155	93,343
Tax	(65,922)	(32,213)	(27,801)
Profit for the year	470,082	198,942	65,542

Description of Selected Income Statement Items

Revenue

We generate revenue from sales of footwear, apparel and accessories. The following table sets forth a breakdown of our revenue for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
	(RMB in thousands, except for %)
Footwear	1,514,096	46.0%	1,144,843	48.0%	750,448	46.1%
Apparel	1,731,482	52.7%	1,198,186	50.3%	854,391	52.4%
Accessories	42,983	1.3%	40,487	1.7%	24,777	1.5%
Total	3,288,561	100.0%	2,383,516	100.0%	1,629,616	100.0%

Our revenue is derived primarily from sales of the following products:

•	Footwear. Revenue from footwear accounted for approximately 46.1% of our total revenue in 2013 and includes mainly nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage design footwear and cross-training footwear. A portion of our footwear production is outsourced.

•	Apparel. Revenue from sports apparel accounted for approximately 52.4% of our total revenue in 2013 and includes mainly sports tops, sports pants, jackets and track suits. All of our apparel production is outsourced.

•	Accessories. Revenue from accessories accounted for approximately 1.5% of our total revenue in 2013 and includes mainly bags, socks, hats and caps. All of our accessories production is outsourced.

Cost of sales

The following table sets forth our cost of sales and gross profit as percentages of our net sales for each of the periods indicated.

	Year ended December 31,
	2011		2012		2013
	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)
Sales	3,288,561	100.0%	2,383,516	100.0%	1,629,616	100.0%
Cost of sales	2,296,298	69.8%	1,707,801	71.7%	1,188,657	72.9%
Gross profit	992,263	30.2%	675,715	28.3%	440,959	27.1%

Our cost of sales consists of:

•	Depreciation: Depreciation relates to depreciation expenses arising from our production facilities.

•	Direct labor cost: Direct labor cost represents salaries of production workers.

•	Indirect labor costs: Indirect labor costs consist primarily of salaries, social insurance and benefit expenses for our production supervisors.

•	Purchase of raw materials: Purchases of raw materials consist primarily of purchases of natural and synthetic leather, nylon, canvas, rubber, plastics and components that we use to manufacture our footwear.

•	Purchase of finished goods: Purchases of finished goods are the purchases of finished products including footwear, apparel and accessories that we outsource to contract manufacturers.

•	Manufacturing overhead: Other variable costs primarily consist of packaging materials and other consumables, utility expenses and subcontracting fees, which are paid to component subcontractors who manufacture footwear components for our production.

Gross profit

We have a diverse product portfolio comprising a range of products across our three key segments: footwear, apparel and accessories. In 2011, 2012 and 2013, our gross profit was RMB992.3 million, RMB675.7 million and 441.0 million (US$72.8 million), respectively, and our overall gross profit margin was 30.2%, 28.3% and 27.1%, respectively.

Other income and gains

Other income and gains primarily consist of income from bank interest, and an award from the PRC government for technological innovation and business development. Other income and gains represented 0.4%, 0.7% and 0.7%, respectively, of our revenue in 2011, 2012 and 2013.

Operating expenses

Our operating expenses consist primarily of selling and distribution costs, administrative expenses, research and development expenses and finance costs. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)	(RMB in thousands)	(% of Net sales)
Selling and distribution costs	377,903	11.4%	347,680	14.6%	260,828	16.0%
Administrative expenses	77,073	2.3%	67,932	2.9%	51,203	3.1%
Research and development expenses	53,863	1.6%	44,227	1.9%	46,613	2.9%
Finance costs	856	0.1%	638	0.1%	1,122	0.1%
Gain from change in fair value of contingent share liability	38,645	1.2%	-	-	-	-

Selling and distribution costs

Our selling and distribution costs consist primarily of advertising and promotional expenses and sales fair expenses. In 2011, 2012 and 2013, selling and distribution costs represented approximately 11.4%, 14.6% and 16.0%, respectively, of our revenue. Advertising and promotional expenses consist primarily of fees for advertising on television and other mass media, advertisement production costs, sponsorship fees for sporting events and television programs, store refurbishment and renovation activities, rental and marketing subsidies, and fees for brand spokespersons. Sales fair expenses consist primarily of accommodation, travelling and meals provided to our distributors and third-party retailers for the attendance at our sales fairs.

Administrative expenses

Our administrative expenses consist primarily of salaries of administrative staff, depreciation, professional fees, share-based compensation, and miscellaneous taxes and duties. In 2011, 2012 and 2013, administrative expenses represented approximately 2.3%, 2.9% and 3.1%, respectively, of our revenue. Salaries of administrative staff consist primarily of salaries and benefit expenses for our administrative staff. Depreciation consists primarily of depreciation expenses of our office building and equipment at our production facility in Jinjiang, Fujian Province. Miscellaneous taxes and duties consist primarily of stamp duties, Urban Maintenance and Construction Tax (“UMC Tax”) and Educational Surcharge. Others under administrative expenses consist primarily of social insurance and other employee expenses for our administrative staff, amortization of prepaid land lease payments, donations, entertainment expenses, office expenses, rental expenses, utility expenses and professional fees.

Research and development expenses

In 2011, 2012 and 2013, research and development expenses represented approximately 1.6%, 1.9% and 2.9%, respectively, of our revenue. Research and development expenses consist primarily of salaries paid to our research and development center staff, materials consumed for our product research and development projects and expenses incurred for our cooperation with the China Institute of Sport Science.

Finance costs

Finance costs are our interest expenses on short-term bank loans. In 2011, 2012 and 2013, finance costs represented approximately 0.1%, 0.1% and 0.1% of our revenue, respectively.

Gain from change in fair value of contingent share liability

Gain from the change in contingent share liability was RMB38.6 million in 2011, reflecting the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009. No such item was charged in 2012 and 2013 because all the escrow and earn-out shares were released to the former shareholders of Windrace in accordance with the terms of the 2009 business combination.

Tax

Pursuant to the relevant rules and regulations of the British Virgin Islands and the Cayman Islands, we are not subject to any income tax in such jurisdictions. No tax provision for Hong Kong profits has been made as we did not generate any assessable profits arising in Hong Kong during the reporting periods. Taxes on profits assessable in the PRC have been calculated at the prevailing rates, based on existing legislation, interpretations and practices in respect thereof.

Under the PRC Enterprise Income Tax Law and its Implementation Rules, which became effective on January 1, 2008, the PRC enterprise income tax rate for domestic-invested and foreign-invested enterprises is 25%.

The applicable tax rate for XDLong Fujian was 25% in 2011, 2012 and 2013.

Pursuant to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises, foreign-invested enterprises are exempted from PRC enterprise income tax for its first two profitable years and are entitled to a 50% reduction in the PRC enterprise income tax for the subsequent three years. As a result, XDLong China was exempted from PRC enterprise income tax in 2008 and 2009 and enjoyed a 50% reduction in the applicable tax rate in 2010, 2011 and 2012. The tax rate applied to XDLong China’s pre-tax profit was 25% in 2013, and 12.5% in 2012 and 2011, respectively.

Pursuant to the agreement between XDLong Jiangxi and the Municipal Government of Ruichang City, XDLong Jiangxi will be exempted from local income tax for its first two years since production and be entitled to a 50% reduction in local income tax for the subsequent three years. As of December 31, 2013, XDLong Jiangxi had not commenced any production.

The following table sets forth the reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates in the PRC to the tax expense at our effective tax rates for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(RMB in thousands)
Profit before tax	536,004	231,155	93,343
Tax at the applicable rates (Note)	132,618	59,905	24,708
Lower tax due to tax holidays	(64,041)	(31,890)	-
Tax effect of expenses not deductible for taxation purposes	3,721	4,198	3,093
Income not subject to tax	(6,376)	-	-
Tax charge at our effective rate	65,922	32,213	27,801

Note: The applicable tax rates for entities operating in China and Hong Kong were 25% and 16.5%, respectively.

According to the Enterprise Income Tax Law and its Implementation Rules, dividends receivable by non-PRC corporate residents from PRC enterprises are subject to withholding tax at a rate of 10%, unless reduced by tax treaties or arrangements, for profits earned since January 1, 2008. In addition, under the Sino Hong Kong Double Tax Arrangement and its relevant regulations, a qualified Hong Kong tax resident will be liable for withholding tax at the rate of 5% for dividend income derived from the PRC if the Hong Kong tax resident is the “beneficial owner” and holds 25% or more of the equity interests of the PRC company.

As of December 31, 2013, we had not recorded any withholding tax on the retained earnings of our PRC subsidiaries in the PRC, since we intend to reinvest our earnings to further expand our businesses in mainland China, and our PRC subsidiaries do not intend to declare dividends to their immediate non-PRC parent companies.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

Revenue. Although a slow recovery occurred towards the end of 2013, the global macroeconomic environment had remained difficult for much of the year, which had an adverse impact on the Chinese economy and its sportswear industry. In addition, initial forecasts for sports products demand in preceding years proved to be overly optimistic, leading to an industry-wide build-up in inventory levels. In response, most sportswear brands aggressively cleared their excessive inventory. In an effort to maintain our competitive position, pricing power and to manage inventory levels and the efficiency of our distribution network, we enacted a number of strategic initiatives throughout the year. Among others, as all of our products are sold to distributors, we actively engaged our distributors and authorized third party retailers to manage the level of wholesale orders placed with us but not yet manufactured.

In anticipation of weaker consumer demand in 2013, and to prevent a buildup of inventory at distributors, we trimmed our production and delivery activities, resulting in a 31.6% decrease in revenue from RMB2,383.5 million for the year ended December 31, 2012 to RMB1,629.6 million (US$269.2 million) for the year ended December 31, 2013.

•	Revenue from footwear decreased by 34.5%, from RMB1,144.8 million for the year ended December 31, 2012 to RMB750.4 million (US$124.0 million) for the year ended December 31, 2013, primarily due to a 32.7% decrease in sales volume and a 2.7% decrease in the average selling price (“ASP”). The decrease in ASP was attributable to the introduction of a range of lower priced footwear products to target the mass market and to better align with customer preferences.

•	Revenue from apparel decreased by 28.7%, from RMB1,198.2 million for the year ended December 31, 2012 to RMB854.4 million (US$141.1 million) for the year ended December 31, 2013. This decrease was primarily due to a 42.8% decrease in sales volume, which was partially offset by a 24.6% increase in ASP. The increase in ASP was primarily caused by the improvement of the design and quality of certain of our apparel products to better align with consumer demand. To a lesser extent, the increase in ASP was also attributable to the increase in the proportion of sales of higher priced winter collection. For 2013, higher priced winter collection apparel accounted for 19.6% of the total apparel sales, compared with 9.4% for 2012.

•	Revenue from accessories decreased by 38.8%, from RMB40.5 million for the year ended December 31, 2012 to RMB24.8 million (US$4.1 million) for the year ended December 31, 2013. This decrease was primarily caused by the decline in overall sales of our main products.

Cost of sales. Cost of sales decreased by 30.4% from RMB1,707.8 million in 2012 to RMB1,188.7 million (US$196.4 million) in 2013. The decrease in cost of sales was primarily due to a decrease of purchases of raw materials and finished products by RMB488.5 million (US$80.7 million) from suppliers and contract manufacturers because of our decline in sales.

Gross profit. Our gross profit decreased by 34.7% from RMB675.7 million in 2012 to RMB441.0 million (US$72.8 million) in 2013 primarily as a result of the decrease in revenue. Our overall gross profit margin decreased by 1.2 percentage points from 28.3% in 2012 to 27.1% in 2013, primarily as a result of the increase in supply and outsourcing cost, which was largely attributable to the increasing costs of raw materials and labor and costs of finished goods purchased from contract manufacturers. We will continue our efforts to maintain our gross margin by balancing product pricing and production cost moving forward.

Other income and gains. Other income and gains decreased by 23.3% from RMB15.9 million in 2012 to RMB12.2 million (US$2.0 million) in 2013. The decrease was mainly attributable to the decrease in the average interest rate and the average amount of deposits. Other income and gains in 2013 mainly consisted of interest income derived from short-term bank deposits, with an average outstanding balance of RMB371.0 million (US$61.3 million) for 2013, bearing interest of 2.85% per annum.

Selling and distribution costs. Selling and distribution costs decreased by 25.0% from RMB347.7 million in 2012 to RMB260.8 million (US$43.1 million) in 2013 primarily due to a decrease in advertising and promotional expenses. Advertising and promotional expenses decreased from RMB328.4 million for 2012 to RMB246.6 million (US$40.7 million) for 2013, primarily because of the decrease of renovation subsidies provided to our distributors and third-party retailers for their renovation of certain existing Xidelong retail selling locations, some of which were received in the form of standardized promotional materials and display equipment. The decrease was mainly due to the decrease in the average size of retail selling locations renovated. The average size of retail selling locations renovated decreased from 87 sq. meters in 2012 to 74 sq. meters in 2013. We focused on renovating retail selling locations with relatively smaller areas in 2013. Moreover, in 2013, our advertising and promotional activities continued to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports activities administration in China.

Administrative expenses. Administrative expenses decreased by 24.6% from RMB67.9 million in 2012 to RMB51.2 million (US$8.5 million) in 2013 primarily due to the decrease in other taxes, employee share-based payment and professional and consultancy fees. Other taxes, including Urban Maintenance Construction Tax, Educational Surcharge, Local Educational Surcharge, etc., decreased from RMB16.9 million for the year ended December 31, 2012 to RMB11.8 million (US$1.9 million) for the year ended December 31, 2013, primarily because of the decline in our revenue. Employee share-based payment expenses decreased from RMB5.9 million for the year ended December 31, 2012 to RMB2.0 million (US$0.3 million) for the year ended December 31, 2013, because most of the shares previously granted under our equity incentive plan had been fully vested as of June 30, 2013. The decrease in professional and consultancy fees from RMB9.1 million for the year ended December 31, 2012 to RMB7.1 million (US$1.2 million) for the year ended December 31, 2013 was a result of our continuing efforts in cost control, which resulted in a decrease in the amount of professional and consulting service procured from our service providers. Merger related expenses of RMB2.7 million (US$0.5 million) incurred in relation to our going private transaction were included in the professional and consultancy fee.

Research and development expenses. Research and development expenses increased by 5.4% from RMB44.2 million in 2012 to RMB46.6 million (US$7.7 million) in 2013 as we continued to allocate resources towards research and development work as well as our research and development efforts in cooperation with the General Administration of Sport of China to increase the quality and sophistication of our products so as to enhance our brand recognition.

Finance costs. Finance costs increased by 83.3% from RMB0.6 million in 2012 to RMB1.1 million (US$0.2 million) in 2013 primarily due to the increase in the average outstanding balance of our short-term bank borrowings for 2013.

Gain from change in fair value of contingent share liability. No such item was charged in 2012 and 2013 as all the escrow and earn-out shares were released to the former shareholders of Windrace. The gain from the change in the fair value of contingent share liability was RMB38.6 million in 2011. This reflected the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009.

Profit before tax. As a result of the foregoing, our profit before tax decreased by 59.6% from RMB231.2 million in 2012 to RMB93.3 million (US$15.4 million) in 2013.

Tax. Tax decreased by 13.7% from RMB32.2 million in 2012 to RMB27.8 million (US$4.6 million) in 2013 primarily due to the decrease in profit before tax, partially offset by the increase in the applicable tax rate of Xidelong (China) Co., Ltd. Xidelong (China) Co., Ltd. was entitled to a 50% reduction in the PRC enterprise income tax until December 31, 2012, after which it was subject to the standard tax rate of 25%. Therefore, the tax rates applied to Xidelong (China) Co., Ltd. was 12.5% in 2012 and 25% in 2013, respectively. The effective tax rates for 2012 and 2013 were 13.9% and 29.8%, respectively.

Profit for the year. As a result of the foregoing, our profit for the year ended December 31, 2013 was RMB65.5 million (US$10.8 million), representing a decrease of 67.1% from RMB198.9 million for the year ended December 31, 2012.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Revenue. The global macroeconomic environment remained uncertain throughout 2012, which had an adverse impact on the domestic Chinese economy and sportswear industry. In addition, initial forecasts for sports product demand for 2012 proved to be overly optimistic, leading to an industry-wide build-up of inventory levels. In response, most sportswear brands aggressively cleared their excessive inventory during the period. In light of the impact that the market downturn has had on the Chinese sportswear industry and Exceed specifically in 2012, and in an effort to maintain our competitive position, pricing power and to manage inventory levels and the efficiency of our distribution network, we enacted a number of strategic initiatives throughout the year. Among others, we actively engaged our distributors and authorized third party retailers to manage the level of wholesale orders placed with us but not yet manufactured.

In anticipation of weaker consumer demand in 2012, and to prevent a buildup of inventory at distributors, we trimmed our production and delivery activities, resulting in a 27.5% decrease in revenue from RMB3,288.6 million for the year ended December 31, 2011 to RMB2,383.5 million (US$382.6 million) for the year ended December 31, 2012.

•	Revenue from footwear decreased by 24.4%, from RMB1,514.1 million for the year ended December 31, 2011 to RMB1,144.8 million (US$183.8 million) for the year ended December 31, 2012, primarily due to a 27.0% decrease in sales volume, which was partially offset by a 3.6% increase in the average selling price (“ASP”). The increase in ASP was mainly attributable to the improvement of the design and quality of certain of our footwear products lines to better align with consumer demand. Furthermore, our continuous marketing and brand promotion efforts also contributed to the increase in the ASP of our footwear products.

•	Revenue from apparel decreased by 30.8%, from RMB1,731.5 million for the year ended December 31, 2011 to RMB1,198.2 million (US$192.3 million) for the year ended December 31, 2012. This decrease was primarily due to a 26.3% decrease in sales volume and a 6.1% decrease in ASP. The decrease in ASP was mainly due to the increase in the sales of lower priced spring/summer collection apparel as a percentage of total apparel sales. For 2012, lower priced spring/summer collection apparel accounted for 51.3% of the total apparel sales, compared with 43.8% for 2011. To a lesser extent, the decrease in ASP was also attributable to the introduction of a range of popular priced apparel products to target the mass market and to better align with customer preferences.

•	Revenue from accessories decreased by 5.8%, from RMB43.0 million for the year ended December 31, 2011 to RMB40.5 million (US$6.5 million) for the year ended December 31, 2012. This decrease was primarily caused by the decline in overall sales of our main products.

Cost of sales.  Cost of sales decreased by 25.6% from RMB2,296.3 million in 2011 to RMB1,707.8 million (US$274.1 million) in 2012. The decrease in cost of sales was primarily due to a decrease of purchases of raw materials and finished products by RMB586.0 million (US$94.1 million) from suppliers and contract manufacturers because of our decline in sales.

Gross profit.  Our gross profit decreased by 31.9% from RMB992.3 million in 2011 to RMB675.7 million (US$108.5 million) in 2012 primarily as a result of the decrease in revenue. Our overall gross profit margin decreased from 30.2% in 2011 to 28.3% in 2012, primarily as a result of the increase in supply and outsourcing cost, which was largely attributable to the increasing costs of raw materials and labor of suppliers and contract manufacturers. We will continue our efforts to maintain our gross margin by balancing product pricing and production cost moving forward.

Other income and gains.  Other income and gains increased by 7.4% from RMB14.8 million in 2011 to RMB15.9 million (US$2.6 million) in 2012. Other income and gains in 2012 included a governmental award of RMB0.8 million (US$0.1 million) for technological innovation and business development, and interest income of RMB15.1 million (US$2.4 million). The increase in other income and gains for 2012 was mainly attributable to an increase in interest income, which was derived from short-term time deposits with an average outstanding balance of RMB400.0 million (US$63.6 million) in 2012, bearing interest ranging from 2.85% to 3.10% per annum. The increase was primarily due to the increase in the average interest rate for our short-term bank deposits.

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

Tax. Tax decreased by 51.1% from RMB65.9 million in 2011 to RMB32.2 million (US$5.2 million) in 2012 primarily due to the decrease in profit before tax by 56.9% from RMB536.0 million in 2011 to RMB231.2 million (US$37.1 million) in 2012. Xidelong (China) Co., Ltd. was entitled to a 50% reduction in the PRC enterprise income tax until December 31, 2012, after which it was subject to the standard tax rate of 25%. The effective tax rate for 2011 and 2012 were 12.3% and 13.9%, respectively.

Profit for the year.  As a result of the foregoing, our profit for the year ended December 31, 2012 was RMB198.9 million (US$31.9 million), representing a decrease of 57.7% from RMB470.1 million for the year ended December 31, 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our consolidated cash flows for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(RMB in thousands)
Net cash inflow/(outflow) from operating activities	320,435	(229,319)	56,615
Net cash outflow from investing activities	(87,120)	(123,391)	(234,247)
Net cash inflow/(outflow) from financing activities	(29,079)	25,707	26,814

We have historically financed our liquidity requirements primarily through operating cash flows, short-term bank loans, loan from a shareholder, and issuance of preferred shares. All of the preferred shares were redeemed on October 21, 2009 and cancelled thereafter. Going forward, we believe our liquidity requirements will be satisfied using a combination of bank loans, loan from a shareholder, and operating cash flows.

The market performance downturn in 2013 could adversely affect our liquidity position. While the global and the Chinese economy have been improving, the full scope of any recovery is not yet known. If such economies do not continue to improve, our cash from operations could be adversely affected by decreased consumer spending or longer collection periods of trade receivables from our distributors whose liquidity positions may be negatively impacted by worsening financial and economic conditions. Additional financing from investors, banks or the capital market may be limited as a result of the tight credit market and volatile capital market that might result if economic conditions deteriorate. As of December 31, 2013, we had cash and cash equivalents totaling approximately RMB486.6 million (US$80.4 million). We believe that our liquidity position exceeds the minimum required to sustain our business adequately and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.

Cash outflows from operating activities

For 2013, net cash inflow from our operating activities was RMB56.6 million (US$9.4 million) and was primarily attributable to profit before tax of RMB93.3 million (US$15.4 million), an increase in trade payables of RMB50.3 million (US$8.3 million) and non-cash expenses in the amount of RMB20.2 million (US$3.3 million), including depreciation of property, plant and equipment, amortization of intangible assets and expense recognized in respect of equity-settled share-based payments, which was partially offset by an increase in trade receivables of RMB59.3 million (US$9.8 million) and PRC tax payment of RMB20.5 million (US$3.4 million).

Cash outflows from investing activities

For 2013, net cash outflow from our investing activities was RMB234.2 million (US$38.7 million), which was mainly due to an increase in construction-in-progress in Jiangxi Province and Fujian Province of RMB246.8 million (US$40.8 million).

Cash inflows from financing activities

For 2013, net cash inflow from our financing activities was RMB26.8 million (US$4.4 million) due to a new loan of HKD60.0 million (US$7.7 million) from a shareholder.

Summary of Existing Borrowing and Financing Instruments

Our existing borrowing as of December 31, 2013 included a short-term bank loan and a loan from a shareholder. The following table sets forth the details :

	Interest rate	Maturity date	Denominated currency in thousands	RMB in thousands

Current bank loan – unsecured and repayable	6.00% per annum	Dec 8, 2014	RMB10,000	10,000
Loan from a shareholder – repayable	7.00% per annum	May 31, 2015	HKD60,000	48,747

				58,747

We are eligible to borrow up to RMB550.0 million (US$90.9 million) in the form of term loans plus accrued and unpaid interest pursuant to a bank facility. As of December 31, 2013, an aggregate principal amount of RMB10.0 million (US$1.7 million) was outstanding under the bank facility. Our performance of the obligations under the bank facility was secured by personal guarantees provided by Mr. Lin; Ms. Chen Xiayu, the spouse of Mr. Lin; and Mr. Ding, a director of the Company and the brother in-law of Mr. Lin. Because of the short maturity, the carrying amounts of bank loan approximates to its fair value.

In June 2013, the Company obtained a loan of HKD60.0 million (RMB48.7 million) from a shareholder. The loan bears an annual interest rate of 7.0% and is repayable on May 31, 2015. During the year, interest expenses of RMB1.9 million were incurred and remained outstanding as of December 31, 2013. The shareholder loan was obtained to finance the construction project in Jiangxi Province. The carrying amount approximates to its fair value.

Capital Expenditures

Our capital expenditures principally include expenditures on property, plant and equipment and construction in progress for our new buildings. We financed our capital expenditure requirements primarily through cash flow from operations and loan from a shareholder.

The following table sets forth our historical capital expenditures for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(RMB in thousands)
Property, plant and equipment	8,533	707	4
Construction in progress	30,188	64,844	246,753
Total	38,721	65,551	246,757

For the details of our material commitments for capital expenditures as of December 31, 2013, please refer to Item 5.F. “Contractual Obligations and Commercial Commitments.”

Restrictions on our Liquidity

Substantially all of the revenue and operating expenses of our businesses are generated by our subsidiaries in the PRC denominated in Renminbi. Renminbi is convertible into foreign currency with respect to “current account” transactions, but not with respect to “capital account” transactions. Current account transactions include ordinary course import/export transactions, payments for services rendered and payments of license fees, royalties, interest on loans and dividends. Capital account transactions include cross-border investments and repayments of principal of loans. Currently, our PRC subsidiaries may purchase foreign exchange currencies for settlement of “current account transactions,” including payment of dividends to us and payment of license fees to content licensors, without the approval of the State Administration for Foreign Exchange, or SAFE. Our PRC subsidiaries may also retain foreign exchange currencies in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate the ability of our PRC subsidiaries to purchase and retain foreign currencies in the future. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from or registration with SAFE. This could affect our PRC subsidiaries’ ability to obtain debt or equity financing from outside the PRC, including by means of loans or capital contributions from us.

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

As of December 31, 2013, our research and development department had a staff of 117. Our design team formulates new designs for products, tests prototype designs by obtaining feedback from other internal departments and distributors, and assesses demand at sales fairs. When a prototype is approved for production, the design team sends the design specifications to the production team. During the year ended December 31, 2013, we launched over 1,700 designs at the sales fairs in 2013.

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

Research and development activities

As a leading sports and leisurewear company in China, we place great emphasis on the comfort and functionality of our products. In particular, our sports and leisure footwear are designed to tailor to the needs of Chinese consumers. We maintain a science and technology laboratory in Jinjiang that tests potential new materials and products. Our research and development efforts focus principally on (i) the development of new technologies to improve existing or to create new products, by using the latest technology and materials to enhance the comfort and quality of our products, and (ii) testing and other quality control activities. We believe our research capabilities and the development of new products that incorporate the latest technology is an important element of our growth strategy.

China Institute of Sport Science

We are the exclusive partner of the China Institute of Sport Science in their research and development projects. The institute is a PRC government agency established by the General Administration of Sport of China in 1958 as China’s first governmental agency dedicated to research in the field of sports science. The functions of the China Institute of Sport Science include strengthening public fitness and enhancing the performance of Chinese athletes through research and development. The China Institute of Sport Science has six research centers focusing on four main areas of research: (i) developing Chinese athletes; (ii) monitoring and developing public fitness conditions; (iii) studying sports sociology; and (iv) improving sports equipment.

Under our agreement with the China Institute of Sport Science:

•	We pay an annual fee of RMB0.5 million to the China Institute of Sport Science for its assistance in the research and development of technologies for our sports footwear and apparel and its promotion of the technology content of our products. Other than the annual fee, we do not pay any other fees, including usage fees, to the institute.

•	We allow the China Institute of Sport Science to use our research and development center in our production facility in Jinjiang, Fujian Province.

•	We have the exclusive right to use the endorsement, “The Strategic Partner of the China Institute of Sport Science”, in our products.

•	The institute will assist us with the research and development of technology for our sports footwear and apparel.

•	We will have priority to use the know-how developed under the agreement, but the institute will own the know-how.

Our current collaborative projects with the China Institute of Sport Science include research initiatives to establish a national database of different foot shapes and characteristics of the PRC population. In April 2007, we launched a nationwide foot measurement campaign where we collected foot measurement data from consumers across China, using the foot shape measurement equipment developed in conjunction with the China Institute of Sport Science, which helped analyze the data in the foot shape database, and which we subsequently incorporated into the design and development of footwear. On October 20, 2011, we renewed our technology cooperation agreement with the China Institute of Sport Science for an additional term of five years.

Key achievements

The following are our recent key research and development achievements in footwear technologies:

•	Arch support pad. Arch support pads are commonly used in footwear to provide underside support to the feet in order to reduce foot or heel pain. Our research and development activities with the China Institute of Sport Science resulted in the development of a foot shape database and testing system for foot pressure distribution, providing shock absorption functions, which are specifically tailored to consumers in the PRC.

•	Silicone rubber materials. Our research and development activities with the China Institute of Sport Science resulted in the development of silicone rubber materials that have higher levels of color-fading resistance and have a higher overall durability compared to conventional rubber materials. We have used these materials in the production of specially designed midsoles for shock absorption and balancing functions.

•	Nano-silver photocatalyst. We have developed footwear materials that contain nano-silver photocatalysts. Nano-silver photocatalysts in footwear materials absorb odors and have an antibacterial effect. We are currently using nano-silver photocatalyst technology in our footwear.

For 2011, 2012 and 2013, our total expenditure on research and development amounted to RMB53.9 million, RMB44.2 million and RMB46.6 million (US$7.7 million), respectively, representing 1.6% , 1.9% and 2.9% of our total revenue during the same periods, respectively.

Intellectual Property Rights

As of December 31, 2013, we have registered 23 trademarks, including and , with the Trademark Office of the State Administration for Industry and Commerce in the PRC. As of December 31, 2013, we had 10 pending applications for the registration of trademarks in the PRC. In addition, we have registered four domain names.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

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

Our contractual obligations primarily consist of a capital contribution commitment, short-term debt obligations, operating lease obligations and purchase obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2013 and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)

Capital contribution XDLong Jiangxi	265,448	265,448	―	―	―
Acquisition of land in Jiangxi Province	78,120	78,120	―	―	―
Construction of new staff quarter in Fujian Province	12,741	10,388	2,353	―	―
Construction of new production facility in Jiangxi Province	117,687	98,305	19,382	―	―
Operating lease obligations (1)	30	30	―	―	―
Purchase obligations (2)	25,200	3,892	11,678	9,630	―
Annual fee for research and development assistance (3)	1,642	767	875	―	―
Total	500,868	456,950	34,288	9,630	―

(1) Lease obligations for our office premises.

(2) Includes advertising and promotional expenses.

(3)	Under the agreement with the China Institute of Sport Science, we have committed to pay predetermined annual fees of RMB0.5 million to the China Institute of Sport Science annually from October 2011 to October 2016 for their assistance with the research and development of technology for sports footwear and apparel, and the promotion of the technology content of our products.

As of December 31, 2013, we had cash and cash equivalents totaling approximately RMB486.6 million (US$80.4 million). We believe that our liquidity position exceeds the minimum required to sustain our business adequately and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.

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

The following table sets forth certain information relating to our directors as of March 31, 2014. The business address of each of our directors and executive officers 12/F, China Minmetals Tower, 79 Chatham Road South, Tsim Sha Tsui, Kowloon, Hong Kong.

Name	Age	Position
Lin Shuipan	45	Director, Chairman of the Board and Chief Executive Officer
Ding Dongdong	32	Director
Jin Jichun	72	Director
Yea-Mow Chen	61	Director
Pang Xiaozhong	61	Director
Tai Yau Ting	34	Chief Financial Officer and Company Secretary
Yu Shulong	51	Deputy Financial Officer

Directors

Mr. Lin Shuipan is our founder, executive director, chairman of the board and chief executive officer. He is responsible for our overall corporate strategies, planning and business development. Mr. Lin has over 16 years of experience in the sportswear industry. From 1993 to 1997, he was the technical engineer and factory manager of Huatingkou Footwear Manufacturing Factory in Chendai Town, Jinjiang. From 1997 to 2000, he was the general manager of Jiuzhou Footwear Business Company Limited in Chendai Town, Jinjiang. In 2001, Mr. Lin founded XDLong Fujian and was its vice-chairman from 2001 to September 2007 and has been its chairman since September 2007. He has been the general manager of XDLong Fujian since its establishment. Mr. Lin has also been the chairman and general manager of XDLong China since its establishment in April 2004. In 2003, he was named as one of the 100 Outstanding Persons in China’s Economy. In 2003, he was appointed as a representative of the 14th Jinjiang People’s Congress and the executive director of Jinjiang Chendai Chamber of Commerce. In 2004, Mr. Lin was appointed as vice president of Jinjiang Footwear Manufacturing Association. In 2005, he was appointed as a member of the standing committee of Quanzhou Foreign Invested Enterprises Association and, in 2007, as vice president of Jinjiang Youth Chamber of Commerce. In 2006, he was appointed as a representative of the 14th Quanzhou People’s Congress. He was also appointed as a representative of the 14th,15th and 16th Jinjiang People’s Congress in 2003, 2006 and 2011, respectively. In 2010, Mr. Lin was appointed as the first Executive Vice President of Jinjiang Federation of Enterprise & Entrepreneur.

Mr. Ding Dongdong has been our executive director since August 2013. He is primarily responsible for the design, research and development of footwear and apparel. Mr. Ding joined us in September 2001. He was the development manager of the apparel department of XDLong Fujian from 2002 to 2003, and was promoted to the position of manager in 2003. He is responsible for data collection, apparel design, processing and production, quality control and after-sales of the apparel department. Mr. Ding obtained a diploma in apparel design from the Guangdong Apparel Institute in July 2002. Mr. Ding is the brother-in-law of Mr. Lin Shuipan, an executive Director.

Mr. Jin Jichun is an independent non-executive director and a member of the independent committee of the board set up for the consideration of the going private transaction. Mr. Jin is a professor of sports biomechanics at the Beijing Sports University. Mr. Jin received a bachelor’s degree in gymnastics and obtained a degree in kinesiology at the Shanghai Sports College in 1958 and 1966, respectively. From 1982 to 1984, he was a visiting scholar at the University of Delaware, specializing in biomechanics. He served as a member of the editorial staff of the International Journal of Sport Biomechanics for a total period of four years between 1985 and 1989. Since 1987, he has been a council member of the International Council of Sport Science and Physical Education, and was appointed its regional coordinator of Asia in 2001.

Mr. Yea-Mow Chen is an independent non-executive director and a member of the independent committee of the board set up for the consideration of the going private transaction. He has been a member of our board of directors since February 2012. Mr. Chen is a professor of finance at the San Francisco University. Mr. Chen is also the chairman and chief executive officer of Intelliwise Financial Engineering Advisory Corp. Ltd., a financial advisory firm at Taipei, and an advisor of Taiwan Securities Association. Mr. Chen received a B.A from the National Taiwan University in 1976, a M.A in Economics from the Ohio State University in 1980, and a Ph.D in Economics from the Ohio State University in 1984.

Mr. Pang Xiaozhong is an independent non-executive director and a member of the independent committee of the board set up for the consideration of the going private transaction. He has been a member of our board of directors since August 2013. He is a former director of the research and development department of the Institute of Sports Science under the General Administration of Sport in China. Mr. Pang has been working in the sports science area and dedicating to the promotion of sports science in China for over 30 years. Mr. Pang has organized and coordinated the implementation of a number of major national key projects. He has a deep understanding of the national science and technology policies, domestic and international sports technological development, and domestic and international sports industry. Mr. Pang has been recognized by the government and enterprises for promotion of social and economic benefits through his success in organizing various technology projects in sports industry campaigns.

Senior Management

Ms. Tai Yau Ting is our Chief Financial Officer and Company Secretary. Ms. Tai is a qualified accountant and was appointed as our Chief Financial Officer in August 2011. Prior to her appointment as our Chief Financial Officer, Ms. Tai served as our Vice President of Finance. Ms. Tai joined us in February 2008 and is primarily responsible for our financial management, internal control, risk management and corporate secretarial matters. Ms. Tai graduated from the University of Toronto with a bachelor’s degree in applied science in 2002 and a master’s degree in applied science in 2004. Ms. Tai is also a member of the American Institute of Certified Public Accountants and a member of CPA Australia. Prior to joining us, she worked for Ernst & Young and has over four years’ auditing, accounting and financing experience, mainly focused on auditing Hong Kong listed companies and Hong Kong initial public offering projects.

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

In 2013, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB3.0 million (US$0.5 million) and the total social insurance contributions made on behalf of our executive officers was approximately RMB32,000 (US$5,300).

In 2013, we did not grant any restricted shares to our directors and senior management. Share-based compensation expense of RMB2.0 million (US$0.3 million) was recognized in 2013 in relation to the vesting of restricted shares granted under our equity incentive plan (see Item 6.E for the details of the equity incentive plan) in 2010 and 2011. All restricted shares granted to our directors and senior management but not vested under the equity incentive plan will survive the merger contemplated by the going private transaction with their terms remain unchanged.

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

Independence of Directors

We apply the standards of NASDAQ in determining whether a director is independent. Under the relevant standards, an independent director means a person other than an executive officer or employee of the company, and no director qualifies as independent unless the issuer’s board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. NASDAQ requires that a majority of the board of directors of a company be independent. We have determined that Messrs. Chen, Jin and Pang are independent.

Each of our audit committee, compensation committee and nominations committee is comprised of three independent directors.

Audit Committee

We have established an audit committee. Messrs. Chen (chair), Jin and Pang are members of the audit committee. Messrs. Chen, Jin and Pang have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the Company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Compensation Committee

We have established a compensation committee. The purpose of the compensation committee is to administer our equity incentive plan, including authority to make and modify awards under such plan. Messrs. Jin (chair), Chen and Pang are members of the compensation committee.

Nominations Committee

We have formed a nominating and corporate governance committee. The nominations committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominations committee will consider persons identified by our members, management, stockholders, investment bankers and others. Messrs. Jin (chair), Chen and Pang are members of the nominating and corporate governance committee.

Independent Committee

We have formed an independent committee. The independent committee was established to consider the going private transaction on behalf of the Company.

Employment Agreement with Executive Director

Neither our Company nor any of its subsidiaries has entered into any service contracts with any of our directors that contain any provisions for benefits upon termination of employment (“golden parachute” or “handshake” or similar arrangements).

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors in accordance with our memorandum and articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by resolution of the majority of the directors or a resolution by the shareholders holding a majority of the voting rights. A director holds office until (i) his death; (ii) his resignation; (iii) the effective date of his removal by resolution of directors or resolution of shareholders; or (iv) his disqualification to act as a director under section 111 of the BVI Business Companies Act, 2004 (as amended) (on which his office as director shall be automatically terminated if he has not resigned in accordance with section 115(2) of the BVI Business Companies Act, 2004 (as amended)).

D.	EMPLOYEES

Employees

As of December 31, 2013, we had 2,016 full-time employees, 2014 of whom were located in the PRC and the remaining 2 were located in Hong Kong. The following sets forth the number of employees as of December 31, 2013:

Number of employees
Footwear production department	1,602
Research and development center	117
Quality control department	24
Sales and marketing center	104
Administration department	100
Apparel business department	13
Finance department	33
Brand and promotion department	3
Senior management	11
Human resources department	9
Total	2,016

We have made contributions in relation to the retirement of our employees in accordance with applicable laws and regulations in the PRC, which require contribution by both employees and the company at a fixed percentage of the salaries of such employees. For 2011, 2012 and 2013, the employee social insurance (including our retirement contribution) paid by us amounted to approximately RMB20.1 million, RMB21.7 million and RMB22.6 million (US$3.7 million), respectively, which represented 19.6%, 23.6% and 26.2% of the total salaries of our employees during the same periods, respectively.

For the year ended December 31, 2011, we paid year-end bonuses of RMB7.1 million to 645 employees meeting performance targets in that year. For the year ended December 31, 2012, we paid year-end bonuses of RMB8.6 million to 460 employees meeting performance targets in that year. For the year ended December 31, 2013, we paid year-end bonuses of RMB6.1 million (US$1.0 million) to 380 employees meeting performance targets in that year.

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

None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and we have had no history of work stoppages or union-organized campaigns.

E.	SHARE OWNERSHIP

Please see Item 7.A. for share ownership held by our directors and senior management.

Equity Incentive Plan

The Company’s equity incentive plan was adopted by the board of directors on June 3, 2010 and approved by a majority of our shareholders voting at the Annual General Meeting held on June 30, 2010. The plan was adopted to attract and retain directors, officers, other employees and consultants of the Company and its subsidiaries and to provide to such persons incentives and rewards for superior performance.

Under the equity incentive plan, the Company may issue or transfer 1,000,000 shares of ordinary shares plus, during each calendar year of the Company during which this plan is in effect, an additional number of shares equal to the lesser of (1) 1,000,000 ordinary shares, (2) ten percent (10%) of the ordinary shares of the Company outstanding on the first business day of the Company’s fiscal year, and (3) such lesser number as may be determined by the Committee, in the aggregate not to exceed 10,000,000 ordinary shares plus, in each case, any ordinary shares relating to awards that expire or are forfeited or cancelled under this plan. Such ordinary shares may be shares of original issuance or treasury shares or a combination of the foregoing. Each grant will specify an option price per share, which may not be less than the market value per share on the date of grant. No option right will be exercisable more than ten (10) years from the date of grant; provided that no incentive stock option right granted to a ten percent participant will be exercisable more than five (5) years from the date of grant.

As of the date of this annual report on Form 20-F, we have granted 534,935 restricted shares to our non-executive directors, senior management and certain employees, of which 50,086 restricted shares were granted outright to the non-executive directors and certain employees, 138,100 restricted shares will be vested 25%, 30% and 45% after the first year, second year and third year, respectively, and the remaining granted restricted shares will be generally vested in equal installments over three years.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. the Exchange Act, of our ordinary shares, as of March 31, 2014:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 33,141,016 ordinary shares outstanding as of March 31, 2014.

Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Directors and executive officers
Lin Shuipan(1)	12,822,986	38.7%
Tai Yau Ting	89,765	*
Jin Jichun	6,000	*
Ding Dongdong	100,000	*
All directors and executive officers as a group (4 persons)	13,018,751	39.3%
Major shareholders
Windtech Holdings Limited(2)	3,957,784	11.9%
Tiancheng Int’l Investment Group Limited (3)	2,037,053	6.1%

The percentages shown in the table are based on 33,141,016 ordinary shares outstanding on March 31, 2014. None of our existing shareholders has different voting rights from other shareholders. Other than the proposed going-private transaction as described in Item 4A hereto, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

*	Percentage of ownership is less than 1% of the outstanding ordinary shares of the combined company.

(1)	Represents 7,730,354 shares held by Mr. Lin Shuipan and the remaining 5,092,632 ordinary shares held on trust for the benefit of Ms. Chen Xiayu, the spouse of Mr. LinShuipan. The business address of Mr. Lin Shuipan and Ms. Chen Xiayu is No. 103, Qiancanggong Road, Huatingkou Village, Chendai Town, Jinjiang City, Fujian Province, the PRC.

(2)	Represents 1,583,114 ordinary shares owned by Wisetech and 2,374,670 ordinary shares owned by Windtech. Each of Wisetech and Windtech is controlled by its sole director Yuk Mei Tsui, an employee of New Horizon Capital Advisors Ltd. Yuk Mei Tsui disclaims beneficial ownership of shares of Exceed held or to be held by Wisetech and Windtech except to the extent of her pecuniary interest therein. Wisetech and Windtech operate as a group with respect to their interests in us within the meaning of the United States federal securities laws.

(3)  As of March 31, 2014, Tiancheng Int’l Investment Group Limited (“Tiancheng”) held 2,037,053 ordinary shares of Exceed, representing 6.1% shareholding of Exceed. Ms. Chen Shuli, the mother of Mr. Lin Shuipan, is the beneficial owner of Tiancheng.

B.	RELATED PARTY TRANSACTIONS

Going-private transaction

An extraordinary general meeting of shareholders will be convened in the near future to consider the going private transaction, details of which are further described in Item 4A. The going private transaction will involve Pan Long’s acquisition of all the outstanding ordinary shares of the Company, other than shares owned by the Rollover Shareholders, at a proposed price of $1.78 per ordinary share in cash through a merger between a wholly-owned subsidiary of Pan Long into the Company, resulting in Pan Long becoming the sole shareholder of the Company.

Pan Long is an entity wholly owned by Mr. Lin our chairman and chief executive officer, for the purpose of the going private transaction. The Rollover Shareholders in the going private transaction include Mr. Lin; Mr. Ding, our executive director and the brother-in-law of Mr. Lin; and Windtech Holdings Limited and Tiancheng Int’l Investment Group Limited, our major shareholders. For your information purpose, with respect to this transaction, a Schedule 13D was filed by certain Rollover Shareholders on December 4, 2013, as subsequently amended.

An independent committee of the board of directors, consisting of three independent directors unrelated to the Rollover Shareholders or any of the management members of the Company, negotiated the terms of the transaction on the Company’s behalf under the advice of its financial and legal advisors. For more information, please see the transaction statement on Schedule 13E-3 filed with the SEC, as amended, and other reports and documents furnished or filed with the SEC in connection with this proposed transaction.

Financial assistance

Mr. Lin Shuipan and his spouse and relatives have been providing financial assistance to support our operations from time to time, and such financial assistance is generally in the forms of interim financing and personal guarantee.

As of December 31, 2013, Mr. Lin, Ms. Chen Xiayu and Mr. Ding were guarantors for certain bank loans made available to us for up to RMB550.0 million (US$90.9 million). Please see also note 22 of our consolidated financial statements included elsewhere in this form.

Loan from a shareholder

In June 2013, the Company obtained a loan of HKD60.0 million (RMB48.7 million) from a shareholder. The loan bears an annual interest rate of 7.0% and is repayable on May 31, 2015. During the year, interest expenses of RMB1.9 million were incurred. The total amount of principal and accrued unpaid interest under the loan outstanding was RMB53.4 million as of December 31, 2013. The shareholder loan was obtained to finance the construction project in Jiangxi Province.

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

	Ordinary Shares		Warrants(1)		Units(1)
	High	Low	High	Low	High	Low
Yearly Highs and Lows
Year 2013	$1.69	$1.10	$-	$-	$-	$-
Year 2012	$4.98	$1.18	$-	$-	$-	$-
Year 2011	$8.58	$2.83	$3.78	$0.0002	$10.25	$0.51
Year 2010	$10.30	$6.21	$4.80	$1.91	$12.60	$10.00
Year 2009	$13.69	$7.25	$4.85	$0.03	$19.98	$7.13
Quarterly Highs and Lows
Fourth Quarter of 2013	$1.69	$1.41	$-	$-	$-	$-
Third Quarter of 2013	$1.58	$1.10	$-	$-	$-	$-
Second Quarter of 2013	$1.38	$1.12	$-	$-	$-	$-
First Quarter of 2013	$1.55	$1.23	$-	$-	$-	$-
Fourth Quarter of 2012	$1.76	$1.18	$-	$-	$-	$-
Third Quarter of 2012	$2.35	$1.60	$-	$-	$-	$-
Second Quarter of 2012	$3.65	$1.81	$-	$-	$-	$-
First Quarter of 2012	$4.98	$2.98	$-	$-	$-	$-

Monthly Highs and Lows
April 2014 (through April 29, 2014)	$1.76	$1.61	$-	$-	$-	$-
March 2014	$1.75	$1.71	$-	$-	$-	$-
February 2014	$1.74	$1.70	$-	$-	$-	$-
January 2014	$1.73	$1.67	$-	$-	$-	$-
December 2013	$1.69	$1.65	$-	$-	$-	$-
November 2013	$1.54	$1.41	$-	$-	$-	$-
October 2013	$1.68	$1.49	$-	$-	$-	$-

(1)	The terms of our warrants and units expired on November 8, 2011.

The closing price of our ordinary shares on April 29, 2014 was US$1.62.

As of March 31, 2014, we had approximately 6 holders of record of our ordinary shares. Such number does not include beneficial owners holding shares through nominee names.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are traded on NADAQ Global Market as of the date of this report under the symbols “EDS”.

Our warrants and units were previously traded in public markets. Each of our warrants was exercisable into one ordinary share. Each of our units consisted of one ordinary share and one warrant. Our warrants expired on November 8, 2011.

Trading of our ordinary shares, warrants and units previously took place on the NYSE Amex under the symbols “TTY”, “TTYWW” and “TTYUU,” respectively. Our units commenced trading on November 9, 2007. Our ordinary shares and warrants commenced trading separately from our units on December 3, 2007.

Trading of our ordinary shares, warrants and units were transferred to the NASDAQ Capital Market on October 13, 2009 and to the NASDAQ Global Market on June 28, 2010 under the symbols “EDS”, “EDSWW” and “EDSUU,” respectively. Our warrants and units were withdrawn from listing on November 8, 2011 due to the expiration of their terms.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Amended and Restated Memorandum and Articles of Association were adopted on September 24, 2009.

The following are summaries of material terms and provisions of our Amended and Restated Memorandum and Articles of Association, and the BVI Business Companies Act, 2004 (as amended) (the "BVI Act").

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

Anti-Takeover Provisions

Clause 9 of the Memorandum provides that subject to the BVI Act, our Memorandum or Articles may be amended by a resolution of directors or resolution of shareholders. Our board of directors may therefore amendment our Memorandum or Articles without shareholder approval, and this ability could have the effect of delaying, deferring or preventing a change in control of our company.

A copy of our Memorandum and Articles was filed as an exhibit to our annual report on Form 20-F (File No. 001-33799-10735637) filed with the Securities and Exchange Commission on April 7, 2010.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described below and in Item 4. “Information on the Company”, Item 5. “Operating and Financial Review and Prospects” and elsewhere in this annual report.

On October 20, 2011, we renewed the technology cooperation agreement with the China Institute of Sport Science for an additional term of five years, which governs our exclusive strategic collaboration with the China Institution of Sport Science. For more information of this agreement, see Item 5. “Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.— China Institute of Sport Science.”

On December 20, 2011, we entered into an agreement with the Municipal Government of Ruichang City, which requires us to acquire land parcels in Ruichang, Jiangxi Province with an aggregate site area of 400,000 square meters. The total consideration for the land parcels will amount to RMB198 million ($32.7 million), of which a deposit of RMB46.8 million ($7.7 million) was paid as a performance bond on December 28, 2011 and an additional premium of RMB73.1 million (US$12.1 million) was paid on December 27, 2012. The remaining amount of RMB78.1 million ($12.9 million) is disclosed as a capital commitment in Item 5.F. “Contractual Obligations and Commercial Commitments.” We financed the deposit from our working capital and a shareholder loan and intend to finance the remaining amount in cash through our working capital.

D.	EXCHANGE CONTROLS

All of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily-base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. The RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. It is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant floatation in the RMB’s value against the U.S. Dollars.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons liable for alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar.

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

We do not believe that we were a PFIC for the 2013 taxable year. Our actual PFIC status for the 2014 taxable year or any subsequent taxable year will not be determinable until after the end of each such taxable year. The PFIC determination is dependent on a number of factors, some of which are beyond our control, including the amount of our operating income and the market valuation of our assets, including goodwill, and certain aspects of the PFIC rules are not entirely certain. Accordingly, we cannot assure you with respect to our status as a PFIC for the 2012 taxable year or any future taxable year. See “—Risk Factors— We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.”

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

We mainly operate in the PRC with most of the transactions settled in RMB. Our assets and liabilities, and transactions arising from its operations are mainly denominated in RMB, and therefore the overall foreign currency risk was considered minimal. We have not used any forward contracts, currency borrowings or other means to hedge our foreign exchange exposure. Nevertheless, the management will continue to monitor the foreign exchange exposure and adopt prudent measures as appropriate.

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

Our exposure to credit risk is influenced mainly by the customer characteristics. The default risk of the industry in which our customers operate also has an influence on credit risk but only to a lesser extent. We have a high concentration of credit: 41.6% and 41.8 % of our total trade receivables were due from our five largest customers for the years ended December 31, 2012 and 2013, respectively.

Our maximum credit exposure, without taking collateral into account, is represented by the carrying amount of each financial asset. We do not provide any guarantees. We closely monitor trade receivable balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Interest rate risk

Our interest rate risk arises primarily from cash and deposits at bank and bank loans. We do not have any significant exposure to risk of changes in market interest rates as our cash and deposit and debt obligations were all with fixed interest rates.

Commodity price risk

The major raw materials used in our production include cotton, natural and synthetic leather, nylon, canvas, rubber and plastics. We are exposed to fluctuation in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions. Fluctuations in the prices of raw materials could adversely affect our financial performance. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we determined that, as of December 31, 2013, the Company’s internal control over financial reporting was effective based on those criteria.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yea-Mow Chen qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the Securities and Exchange Commission and is independent as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Our board of directors has determined that Mr. Jin Jichun and Mr. Pang Xiaozhong, the other two members of the Audit Committee, are independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics sets forth and summarizes certain policies of the Company related to legal compliance and ethical business practices. Essentially, each officer, employee and member of the Board of Directors of the Company is expected, and required, to comply with the law and to conduct the business of the Company in an ethical manner. This code is intended to comply with the standards set forth in Section 406 of the Sarbanes-Oxley Act of 2002. The full text of our code of ethics has been filed posted on our internet website, www.ir.xdlong.cn.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Crowe Horwath (HK) CPA Limited (“CHHK”) for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2012	2013
	RMB	RMB	US$
	(in thousands)
Audit fees*	1,277	1,308	216
Audit-related fees**	467	381	63
Total	1,744	1,689	279

* CHHK audit fees for 2013 consisted of fees in relation to the audit of our financial statements for 2013. CHHK audit fees for 2012 consisted of fees in relation to the audit of our financial statements for 2012

** CHHK audit-related fees included the fees for the reviews of our interim financial statements included in our Form 6-K filings. Pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, the engagement of audit or non-audit service is approved by our audit committee before we engaged the accountant to render such service.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31 2013, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Securities Exchange Act of 1934.

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

We currently comply with the specifically mandated provisions of the Rule 5600 Series. In addition, we have elected to voluntarily comply with certain other requirements of the Rule 5600 Series, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of the Rule 5600 Series. However, we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:

•	NASDAQ Rule 5605(c)(2)(A) requires that each company must have an audit committee of at least three members and such audit committee must be comprised only of Independent Directors as defined in the NASDAQ Rule 5605(a)(2). Under the laws of the British Virgin Islands, we are not required to have an audit committee of at least three members. Our audit committee is comprised of two members, both of whom are Independent Directors as defined in the NASDAQ Rule 5605 (a)(2).

•	NASDAQ Rule 5605(d) requires Independent Director involvement in the determination of executive compensation. In particular, NASDAQ 5605(d)(B) requires that the chief executive officer may not be present during voting or deliberations of the compensation committee. Our chief executive officer, however, can be invited to attend our compensation committee meetings.

•	NASDAQ Rule 5610 requires that each company shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available. A code of conduct satisfying this rule must comply with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 and any regulations promulgated thereunder by the Commission. In addition, the code must provide for an enforcement mechanism. Any waivers of the code for directors or executive officers must be approved by the board. Our ethics administrator, who is the chairman of our audit committee, has the authority to grant a specific limited waiver of any provision of our ethics code.

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

4.11††††	Agreement and Plan of Merger, dated as of December 2, 2013, among Exceed Limited, Pan Long Company Limited and Pan Long Investment Holdings Limited

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer required by 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer required by 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath (HK) CPA Limited, dated April 30, 2014

†	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-33799) filed with the Commission on April 7, 2010.
††	Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-171280) filed with the Commission on December 20, 2010.
†††	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-33799) filed with the Commission on April 30, 2011.
††††	Incorporated by reference to the Current Report on Form 6-K (File No. 001-33799) filed with the Commission on December 2, 2013

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXCEED COMPANY LTD. (Registrant)

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Date: April 30, 2014

Audited Financial Statements

EXCEED COMPANY LTD. AND ITS SUBSIDIARIES

(Incorporated in the British Virgin Islands with limited liability)

December 31, 2013

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

AUDITED FINANCIAL STATEMENTS

Consolidated:

Statements of profit or loss and other comprehensive income	F-2

Statements of financial position	F-3

Statements of changes in equity	F-4 – F-7

Statements of cash flows	F-8 – F-9

Notes to consolidated financial statements	F-10 – F-61

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Exceed Company Ltd.

We have audited the accompanying consolidated statements of financial position of Exceed Company Ltd. and its Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

April 30, 2014

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended December 31, 2013

	Notes	2013		2013		2012		2011
		(in thousands except for share and per share data)
		USD'000		RMB'000		RMB'000		RMB'000
REVENUE	6		269,193		1,629,616		2,383,516		3,288,561

Cost of sales			(196,352)		(1,188,657)		(1,707,801)		(2,296,298)

Gross profit			72,841		440,959		675,715		992,263

Other income and gains	6		2,007		12,150		15,917		14,791
Selling and distribution expenses			(43,086)		(260,828)		(347,680)		(377,903)
Administrative expenses			(8,458)		(51,203)		(67,932)		(77,073)
Research and development expenses			(7,700)		(46,613)		(44,227)		(53,863)

OPERATING PROFIT			15,604		94,465		231,793		498,215

Finance costs	7		(185)		(1,122)		(638)		(856)
Gain from change in fair value of contingent share liability	6		-		-		-		38,645

PROFIT BEFORE TAX	8		15,419		93,343		231,155		536,004

Tax	10		(4,592)		(27,801)		(32,213)		(65,922)

PROFIT FOR THE YEAR			10,827		65,542		198,942		470,082

Other comprehensive income for the year, net of tax:
Items that may be reclassified separately to profit or loss:
Exchange differences on translation of financial statements of overseas subsidiaries
Exchange difference arising during the year			64		392		(49)		4,042

Total comprehensive income for the year attributable to equity holders of the Company			10,891		65,934		198,893		474,124

EARNINGS PER SHARE	11
Net profit per share
Basic		USD	0.33	RMB	1.98	RMB	6.03	RMB	15.83
Diluted		USD	0.33	RMB	1.98	RMB	6.03	RMB	13.72

Weighted average number of shares outstanding	11
Basic			33,081,656		33,081,656		32,997,441		29,700,010
Diluted			33,081,656		33,081,656		32,997,441		34,273,028

The shares which are held in escrow are regarded as issued and not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2013

	Notes	2013	2013	2012
		USD'000	RMB'000	RMB'000

NON-CURRENT ASSETS
Property, plant and equipment	13	93,765	567,627	330,914
Prepaid land lease payments	14	4,354	26,355	27,103
Deposit paid for acquisition of land use rights	15	24,776	149,986	149,986
Total non-current assets		122,895	743,968	508,003

CURRENT ASSETS
Inventories	16	3,139	19,001	11,655
Trade receivables	17	188,954	1,143,872	1,084,535
Prepayments, deposits and other receivables	18	3,258	19,719	24,396
Cash and cash equivalents	19	80,388	486,647	637,184
Total current assets		275,739	1,669,239	1,757,770

CURRENT LIABILITIES
Trade payables	20	9,773	59,160	8,831
Deposits received, other payables and accruals	21	9,060	54,849	61,681
Interest-bearing bank borrowings	22	1,652	10,000	30,000
Tax payable		1,595	9,653	2,357
Total current liabilities		22,080	133,662	102,869

NET CURRENT ASSETS		253,659	1,535,577	1,654,901

TOTAL ASSETS LESS CURRENT LIABILITIES		376,554	2,279,545	2,162,904

NON-CURRENT LIABILITIES
Loan from a shareholder	23	8,052	48,747	-
Total non-current liabilities		8,052	48,747	-

Net assets		368,502	2,230,798	2,162,904

STOCKHOLDERS' EQUITY
Preferred stock – par value of USD0.0001 per share; 5,000,000 shares authorized; nil issued and outstanding		-	-	-
Common stock – par value of USD0.0001 per share; 55,000,000 shares authorized; 33,736,313 shares issued and 33,124,349 outstanding (2012: 55,000,000 shares authorized; 33,634,629 shares issued and 33,022,665 shares outstanding)	24	4	23	23
Treasury shares	24	(2,626)	(15,898)	(15,898)
Retained profits		286,838	1,736,428	1,678,920
Reserves	24	84,286	510,245	499,859
Total equity		368,502	2,230,798	2,162,904

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31, 2013

								Employee
	Outstanding					Statutory		share-based		Contingent
	common stock		Capital	Other	Treasury	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (i)	reserve (ii)	shares	fund (iii)	reserve (iv)	reserve (v)	profits	issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
At January 1, 2011	25,357,563	17	153,764	(148,443)	-	93,586	16,563	7,319	1,077,313	197,419	1,397,538

Profit for the year	-	-	-	-	-	-	-	-	470,082	-	470,082

Other comprehensive income: Exchange difference	-	-	-	-	-	-	4,042	-	-	-	4,042

Recognition of equity-settled share-based payments	205,665	-	-	-	-	-	-	7,861	-	-	7,861

Transfer to statutory surplus	-	-	-	-	-	44,997	-	-	(44,997)	-	-

Repurchase of treasury shares (Note 24(b))	(415,751)	-	-	-	(11,549)	-	-	-	-	-	(11,549)

Exercise of warrants (Note 24(c))	10,993	-	371	-	-	-	-	-	-	-	371

Contingent shares issuable	-	-	-	-	-	-	-	-	-	94,069	94,069

Escrow shares released in relation to 2010 profit (Note 24(a)(i))	4,277,590	3	197,416	-	-	-	-	-	-	(197,419)	-

At December 31, 2011 and January 1, 2012	29,436,060	20	351,551	(148,443)	(11,549)	138,583	20,605	15,180	1,502,398	94,069	1,962,414

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2013

								Employee
	Outstanding					Statutory		share-based		Contingent
	common stock		Capital	Other	Treasury	surplus	Exchange	payment	Retained	shares	Total
	Shares	Amount	reserve (i)	reserve (ii)	shares	fund (iii)	reserve (iv)	reserve (v)	profits	issuable	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
At December 31, 2011 and January 1, 2012	29,436,060	20	351,551	(148,443)	(11,549)	138,583	20,605	15,180	1,502,398	94,069	1,962,414

Profit for the year	-	-	-	-	-	-	-	-	198,942	-	198,942

Other comprehensive income: Exchange difference	-	-	-	-	-	-	(49)	-	-	-	(49)

Recognition of equity-settled share-based payments	144,166	-	-	-	-	-	-	5,946	-	-	5,946

Transfer to statutory surplus	-	-	-	-	-	22,420	-	-	(22,420)	-	-

Repurchase of treasury shares (Note 24(b))	(196,213)	-	-	-	(4,349)	-	-	-	-	-	(4,349)

Escrow shares released in relation to 2011 profit (Note 24(a)(i))	3,638,652	3	94,066	-	-	-	-	-	-	(94,069)	-

At December 31, 2012 and January 1, 2013	33,022,665	23	445,617	(148,443)	(15,898)	161,003	20,556	21,126	1,678,920	-	2,162,904

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2013

								Employee
	Outstanding					Statutory		share-based
	common stock		Capital	Other	Treasury	surplus	Exchange	payment	Retained	Total
	Shares	Amount	reserve (i)	reserve (ii)	shares	fund (iii)	reserve (iv)	reserve (v)	profits	Equity
		RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
At December 31, 2012 and January 1, 2013	33,022,665	23	445,617	(148,443)	(15,898)	161,003	20,556	21,126	1,678,920	2,162,904

Profit for the year	-	-	-	-	-	-	-	-	65,542	65,542

Other comprehensive income: Exchange difference	-	-	-	-	-	-	392	-	-	392

Recognition of equity-settled share-based payments	101,684	-	-	-	-	-	-	1,960	-	1,960

Transfer to statutory surplus	-	-	-	-	-	8,034	-	-	(8,034)	-

At December 31, 2013	33,124,349	23	445,617	(148,443)	(15,898)	169,037	20,948	23,086	1,736,428	2,230,798

At December 31, 2013 (USD'000)		4	73,611	(24,521)	(2,626)	27,923	3,460	3,813	286,838	368,502

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2013

Notes:

(i)	Pursuant to a group reorganization effective on April 28, 2008 (the "Group Reorganization"), Windrace International Company Limited (formerly known as Xdlong International Company Limited) became the holding company of certain subsidiaries. The founders, Mr. Lin Shuipan and Ms. Chen Xiayu continue to govern the financial and operating policies and activities of such entities following partial ownership interest held by third parties since March 2008. Accordingly, such entities were under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu for all periods presented herein.

The capital reserve at January 1, 2011 primarily included:

(a)	RMB83,597,000 being the excess of the consideration received from the equity holder of a subsidiary over the nominal value of the issued capital of a subsidiary pursuant to Group Reorganization;
(b)	RMB28,400,000 being a contribution from an equity holder of the Company in 2008 pursuant to an agreement dated March 28, 2008 whereby the equity holder agreed to pay the contribution if the Group achieved certain profit target for 2007;
(c)	RMB326,117,000 being the excess of the consideration received (net) from the equity holders of 2020 for the issuance of 10,500,000 shares of the Company’s common stock and the redemption of 1,343,082 of 2020 common stock (Note 1), and was retroactively adjusted for the Business Combination with Windrace International Company Limited on October 21, 2009;
(d)	RMB204,997,000 being the excess of the consideration received from the equity holders of Windrace International Company Limited pursuant to the investment agreement on July 27, 2009 (as described in Note 24(a)(ii));
(e)	RMB240,992,000 being escrow shares released in relation to 2009 profit (as described in Note 24(a)(i)); and
(f)	Exercise of 879,372 warrants of RMB31,508,000 in 2010 (Note 24 (c))

offset by RMB761,854,000 being the deemed dividend for the fair value of the contingently issuable shares (as described in Note 24 (a)(i)).

(ii)	The other reserve represented distribution to certain holders of the Company of RMB189,504,000 pursuant to a share purchase agreement on March 28, 2008, offset by RMB41,061,000 being write off of accrued interest on preferred shares.

(iii)	In accordance with the relevant regulations applicable in the PRC, subsidiaries established in the PRC are required to transfer a certain percentage of their statutory annual profits after tax (after offsetting any prior years' losses), if any, to the statutory surplus fund until the balance of the fund reaches 50% of their respective registered capital. Subject to certain restrictions as set out in the relevant PRC regulations, the statutory surplus fund may be used to offset against accumulated losses of the respective PRC subsidiaries. The amount of the transfer is subject to the approval of the board of directors of the respective PRC subsidiaries.

(iv)	Exchange fluctuation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. This reserve is presented in accordance with the accounting policy in Note 2.2.

(v)	Share-based compensation reserve represents the value of employee services in respect of restricted shares granted to directors and employees of the Group.

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2013

	Notes	2013	2013	2012	2011
		USD'000	RMB'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		15,419	93,343	231,155	536,004
Non-cash adjustments for:
Interest income	6, 8	(2,007)	(12,150)	(15,122)	(11,858)
Finance costs	7	185	1,122	638	856
(Gain)/loss on disposal of items of property, plant and equipment, net		42	255	619	(56)
Depreciation	13	2,884	17,458	18,213	18,248
Amortization of prepaid land lease payments	8,14	124	748	748	748
Expense recognized in respect of equity-settled share-based payment	25	323	1,960	5,946	7,860
Gain from change in fair value of contingent shares liability	24(a)(i)	-	-	-	(38,645)
Operating cash inflow before working capital changes		16,970	102,736	242,197	513,157

(Increase)/decrease in inventories		(1,213)	(7,346)	19,934	13,158
Increase in trade receivables		(9,802)	(59,337)	(384,644)	(88,230)
(Increase)/decrease in prepayments, deposits and other receivables		770	4,661	(19,645)	14,967
Increase/(decrease) in trade payables		8,314	50,329	(51,110)	(51,060)
Increase/(decrease) in deposits received, other payables and accruals		(2,109)	(12,766)	5,542	(13,018)

Cash generated from/(used in) operations		12,930	78,277	(187,726)	388,974

Interest paid		(191)	(1,157)	(638)	(856)
PRC taxes paid		(3,387)	(20,505)	(40,955)	(67,683)

Net cash inflow/(outflow) from operating activities		9,352	56,615	(229,319)	320,435

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Year ended December 31, 2013

	Notes	2013	2013	2012	2011
		USD'000	RMB'000	RMB'000	RMB'000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment	13	(40,761)	(246,757)	(65,551)	(38,721)
Deposit paid for acquisition of land use rights	15	-	-	(73,080)	(60,430)
Proceeds from disposal of items of property, plant and equipment		59	360	118	173
Interest received	6, 8	2,007	12,150	15,122	11,858

Net cash outflow from investing activities		(38,695)	(234,247)	(123,391)	(87,120)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants		-	-	-	372
Repurchase of ordinary shares	24(b)	-	-	(4,349)	(11,549)
New bank loans		1,651	10,000	30,000	-
Repayment of bank loans		(4,955)	(30,000)	-	(18,000)
New loan from a shareholder	23	7,733	46,814	-	-
Exchange realignment		-	-	56	98

Net cash inflow/(outflow) from financing activities		4,429	26,814	25,707	(29,079)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(24,914)	(150,818)	(327,003)	204,236
Cash and cash equivalents at beginning of year		105,255	637,184	964,317	762,798
Effect of foreign exchange rate changes		47	281	(130)	(2,717)

CASH AND CASH EQUIVALENTS AT END OF YEAR		80,388	486,647	637,184	964,317

The accompanying notes are an integral part of these consolidated financial statements.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

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

The Business Combination was accounted for as a reverse recapitalization because (i) after the Business Combination the Sellers together with the Investors (as defined in Note 24 – Shareholders' Equity – Common Stock) held approximately 51% of the issued and outstanding ordinary shares of Exceed (not including the escrowed shares, the additional 2,212,789 shares issuable to the Sellers if certain earnings targets in 2011 are met, and the additional shares issuable to the Investors as described in this Note 24 – Shareholders' Equity – Common Stock) and 2020's directors resigned and were replaced by Mr. Lin Shuipan, the CEO of the Company immediately prior to the Acquisition, and Professor Jin Jichun, a designee of the Sellers who is considered an independent director under applicable regulatory rules and thus independent of both 2020 and the Investors, and (ii) 2020 had no prior operations and was formed for the purpose of effecting this business combination.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

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

Windrace, the owner and operator of "Xidelong" brand — one of the leading domestic sportswear brands in China, is engaged in the design, development and wholesale of sporting goods, including footwear, apparel and accessories, under its own brand, Xidelong, in China.

On December 2, 2013, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Pan Long Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Shuipan Lin (“Mr. Lin”), the Company’s Chairman and Chief Executive Officer, and Pan Long Investment Holdings Limited (“Merger Sub”), a business company with limited liability incorporated under the laws of the British Virgin Islands (“BVI”) and a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for USD1.78 per ordinary share of the Company (a “Share”),which represents a 19.5% premium over the closing price of USD1.49 on August 16, 2013, the last trading day prior to the Company’s announcement on August 19, 2013 that it had received a “going private” proposal, and a 24.4% premium over the volume-weighted average closing price of the Company’s Shares during the 30 trading days prior to August 16, 2013.

Upon consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by Mr. Lin, (and/or entities affiliated with or related to them) (collectively, the “Buyer Group”), together with seven existing shareholders of the Company (and/or entities affiliated with or related to them) who have elected to transfer, prior to the closing, their Shares to Parent in exchange for newly issued shares of Parent (the “Rollover Shareholders”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the Effective Time, each of the Company’s Shares issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive USD1.78 in cash and without interest, except for the excluded Shares (the “Excluded Shares”), which include: (i) Shares legally owned by Parent; and (ii) dissenting Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenter’s rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”). Each Excluded Share issued and outstanding immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Dissenting Share will be cancelled at the Effective Time for the right to receive the fair value of such Shares as determined in accordance with the provisions of the BVI Companies Act.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

1.	CORPORATE INFORMATION (continued)

Parent has received from Mr. Lin an equity commitment letter, pursuant to which Mr. Lin has committed to subscribe for ordinary shares in Parent in the amount of USD19,545,858 subject to adjustment in certain cases. Mr. Lin has also entered into a limited guarantee in favor of the Company.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee formed by the board of directors (the “Independent Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Independent Committee, which is comprised solely of independent and disinterested directors of the Company who are unaffiliated with any of Parent, Merger Sub, or the Buyer Group, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close in the second quarter of 2014, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders representing more than seventy percent (70%) of the outstanding Shares of the Company as of the record date, present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. As of the date of the Merger Agreement, the Rollover Shareholders have agreed under a voting agreement to vote all in favor of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger. If completed, the Merger will result in the Company becoming a privately held company and its Shares will no longer be listed on Nasdaq.

During the year ended December 31, 2013, the Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

1.	CORPORATE INFORMATION (continued)

	Place and	Nominal value
	date of	of issued	Percentage
	incorporation or	ordinary share/	of equity
	establishment/	registered	attributable to		Principal
Name	operation	capital	the Company		activities
			Direct	Indirect
Windrace International Company Limited	Cayman Islands	HKD9,200	100	-	Investment
(Formerly known as Xdlong International	March 25, 2008				holding
Company Limited)

Windrace Investment Holding Limited	British Virgin Islands	USD100	-	100	Investment
("Windrace Investment")	August 17, 2007				holding
(Formerly known as Xdlong Investment
Holding Limited)

Hei Dai Lung Group Company Limited	Hong Kong	HKD10,000	-	100	Investment
("XDLong HK")	November 5, 2003				holding

Xidelong (China) Co., Ltd.	PRC	HKD390,000,000	-	100	Manufacture
("XDLong China")	April 13, 2004				and sale of
(Note (i) and (ii))					sportswear

Fujian Xidelong Sports Goods Co., Ltd.	PRC	HKD25,000,000	-	100	Manufacture
("XDLong Fujian")	September 26, 2001				and sale of
(Note (i) and (iii))					sportswear

Xidelong (Jiang Xi) Athletic Equipment Co., Ltd. ("XDLong Jiangxi") (Note (i) and (iv))	PRC September 10, 2012	HKD400,000,000	-	100	Manufacture and sale of sportswear

Notes:

(i)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(ii)	The registered capital of XDLong China is HKD390,000,000 and was fully paid as of October 26, 2009.

(iii)	The registered capital of XDLong Fujian is HKD25,000,000 and was fully paid as of June 13, 2008.

(iv)	The registered capital of XDLong Jiangxi is HKD400,000,000 of which HKD60,000,000 had been paid up as of December 31, 2013 (Note 28(a)).

(v)	The functional and reporting currency of XDLong China, XDLong Fujian and XDLong Jiangxi, the operating subsidiaries of the Group, is RMB.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.1.	BASIS OF PRESENTATION AND PREPARATION

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"). They have been prepared under the historical cost convention, except for contingent share liability that have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all amounts are rounded to the nearest thousand except where otherwise indicated.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

Translations of amounts from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.0537. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve, on December 31, 2013. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2013, or at any other rate.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved when the Company:

• has power over the investee;

• is exposed, or has rights, to variable returns from its involvement with the investee; and

• has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets

The Group assessed at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the greater of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior periods. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditures incurred after the items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction during the period of construction and includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group’ accounting policy. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Research and development costs

All research costs are charged to profit or loss as incurred.

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

December 31, 2013

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 180 days or observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. The amount of the impairment loss is recognized in profit or loss. Loan and receivables together with any associated allowances are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

In relation to trade receivables, an impairment allowance is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible. Subsequent recoveries of amounts previously written off are credited to profit or loss.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized where:

•	the rights to receive cash flows from the asset have expired;
•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
•	the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. In that case, the Company also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

Loans and borrowings

After initial recognition, interest-bearing bank borrowings are subsequently measured at amortized cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

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

The Company releases the shares, which are held in the escrow account, and issues the new ordinary shares, in respect of the earn-out provision when the audited result of the Company's financial results each year are released and the financial results fulfill the condition in the Purchase Agreement. The Earn-out obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in profit or loss. Once a measurement period for the issuance of shares ends, the Earn-out obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if, and only if, there is currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Treasury shares

Equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity until the shares are cancelled or reissued. No gain or loss is recognized in the consolidated statements of profit or loss and other comprehensive income on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration is recognized in equity.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

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

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments

Prepaid land lease payments under PRC land use right arrangements are initially stated at cost and subsequently amortized on the straight-line basis over the lease terms.

Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short-term, highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

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

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of each reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated statements of profit or loss and other comprehensive income.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss in correlation to the underlying transaction, either in other comprehensive income or directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority, based on tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

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

Deferred tax assets are recognized for all deductible temporary differences, the carryforwards of unused tax credits and tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, and the unused tax credits and unused tax losses can be utilized, except:

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

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and, where appropriate, reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. The expected rates are projected based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

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

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized when there are probable economic benefits to the Group and when the revenue can be measured reliably, on the following bases:

(a)	from sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; which usually occurs when the product is sold and delivered to the distributors with all transportation and handling costs for delivery of products borne and paid directly by the distributors; and

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

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Group does not have any arrangements with distributors to accept returns of out-of-season stock. When in-season new products arrive, the current products on shelves become out-of-season stock. The Group does not provide volume-based discount programs or discounts for early payment.

The Group encourages distributors to clear their out-of-season inventory levels. An authorized retailers with excess inventory at the end of a season may attempt to sell such excess inventory through regular and special end-of-season sales. Since distributors must strictly comply with the Group's suggested retail pricing policy, prior written consent must be obtained from the Group before a distributor may conduct any promotional events or sell any of the Group's products to consumers at a discount to the suggested retail price. The distributors bear the costs of any sales discounts and the Group is not required to provide credits or subsidies to distributors for their seasonal clearance activities.

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

A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining the asset, the amount of borrowing costs eligible for capitalization should be determined as the actual borrowing costs incurred less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining the asset, the amount of borrowing costs eligible for capitalization is by applying a capitalization rate to the expenditures on that asset. The capitalization rate should be the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period should not exceed the amount of borrowing costs incurred during that period.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is deducted from the carrying amount of the asset and released to the profit or loss by way of a reduced depreciation charge.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the restricted shares is determined by an external valuation company using a prepaid forward contract and based on the income approach by discounting the expected value of the shares according to their expected vesting schedule to the date of valuation, taking into account the terms and conditions upon which the restricted shares were granted. The fair value is essentially equal to the share price of the Company as of the date of grant.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statements of profit or loss for a period represents the movement in the cumulative expense recognized as of the beginning and end of that period.

The expense is recognized and charged to the consolidated statements of profit or loss on the straight-line basis over the performance period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum the expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme. The Group has no further payment obligations once the contributions have been paid.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in central pension schemes operated by the local municipal government. The subsidiaries are required to contribute certain percentages of their payroll costs to the central pension schemes. The contributions are charged to the consolidated statements of profit or loss as they become payable in accordance with the rules of the central pension schemes. The Group has no further payment obligations once the contributions have been paid.

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

Foreign currencies

These financial statements are presented in RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of each reporting period. All differences are taken to the consolidated statements of profit or loss and other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries are currencies other than RMB. As of the end of each reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at exchange rates ruling at the end of each reporting period and, their consolidated statements of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in a separate component of equity, the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statements of profit or loss and other comprehensive income.

For the purpose of the consolidated statements of cash flows, the cash flows of foreign subsidiaries are translated into RMB at the exchange rates prevailing at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the period are translated into RMB at the weighted average exchange rates for the period.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

3.1.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following relevant new interpretations and amendments to IFRSs for the first time for the current year's financial statements.

IFRS 7 Amendments	Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Presentation of Financial Statements– Presentation of Items of Other Comprehensive Income
IAS 27	Separate Financial Statements

(a)	The IFRS 7 amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments have no impact on the Company’s financial position or performance because the Group has not offset financial instruments, nor has it entered into master netting arrangement or similar agreement which is the subject to the disclosures of IFRS 7 during the periods presented.

(b)	IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes a single control model for all entities, including special purpose entities, used for determining which entities are consolidated. To meet the definition of control in IFRS 10, an investor must have (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The changes introduced by IFRS 10 require management of the Group to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

As a result of the application of IFRS 10, the Group has changed the accounting policy with respect to determining which investees are controlled by the Group.

(c)	IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also contains extensive disclosure requirements about fair value measurements of both financial instruments and non-financial instruments. The application of this new standard has no impact on the Company’s fair value measurement.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

3.1.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

(d)	The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movements on cash flow hedges and net loss or gain on available-for-sale investments) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been modified to reflect the changes. In addition, the Company has chosen to use the new title “consolidated statement of profit or loss and other comprehensive income” as introduced by the amendments in these financial statements.

3.2.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements.

IFRS 9	Financial Instruments[3]
IFRS 9, IFRS 7 and IAS 39 Amendments	Hedge Accounting[3]
IFRS 10, IFRS 12 and IAS 27 Amendments	Investment Entities[1]
IAS 19 Amendments	Employee Benefits – Defined Benefit Plans: Employee Contributions[2]
IAS 32 Amendments	Offsetting Financial Assets and Financial Liabilities[1]

[1]	Effective for annual periods beginning on or after 1 January 2014
[2]	Effective for annual periods beginning on or after 1 July 2014
[3]	No mandatory effective date yet determined but is available for adoption

(a)	IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortized cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In November 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the "Additions") and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option ("FVO"). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

3.2.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(b)	In December 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9 from January 1, 2015. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

(c)	Amendments to IFRS 10 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27. The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

(d)	The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2014.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

4.	SIGNIFICANT ACCOUNTING ESTIMATES

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

Prepaid land lease payments and deposit paid for acquisition of land use rights

At the end of reporting period, construction on the parcel of land owned by XDLong Fujian within the Group’s production complex in Jinjiang, Fujian Province, has not commenced. For reasons stated in Note 14 to the financial statements, management has estimated that the possibility of incurring an impairment in value of loss of this land use is remote. Also at the end of reporting period, the Group has not yet completed the land acquisitions for two parcels of land located in Jinjiang, Fujian Province, and Ruichang, Jiangxi Province. The classification and the carrying amounts of the deposits paid are based on the Group’s estimates on completion of the land acquisition process and finally obtaining land use rights of these parcels of land. Any changes in the abovementioned estimates could have a significant impact on the classification and carrying amounts of prepaid land lease payments and deposit paid for acquisition of land use rights. The carrying amount of the land belonging to XDLong Fujian as of December 31, 2013 is RMB5,093,000 (Note 14). As of December 2013, a total deposit of RMB149,986,000 (Note 15) was paid for land use rights over two parcels of land located in Fujian Province and Jiangxi Province.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

4.	SIGNIFICANT ACCOUNTING ESTIMATES (continued)

Impairment on trade and other receivables

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

6.	REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold during the year.

An analysis of revenue, other income and gains is as follows:

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000

Revenue
Manufacture and sale of sportswear:
Footwear	123,965	750,448	1,144,843	1,514,096
Apparel	141,135	854,391	1,198,186	1,731,482
Accessories	4,093	24,777	40,487	42,983

	269,193	1,629,616	2,383,516	3,288,561

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000

Other income and gains
Bank interest income	2,007	12,150	15,122	11,858
Gain on disposal of property, plant and equipment	-	-	-	63
Award from the PRC government*	-	-	780	2,390
Other income	-	-	15	480

	2,007	12,150	15,917	14,791

Gain from change in fair value of contingent share liability	-	-	-	38,645

*	There are no unfulfilled conditions or contingencies relating to these subsidies.

7.	FINANCE COSTS

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000
Interest on:
- bank loans wholly repayable within one year	185	1,122	638	856
- other loans wholly repayable more than one year but within two years	319	1,933	-	-

Total borrowing costs	504	3,055	638	856
Less: interest capitalized included in construction in progress	(319)	(1,933)	-	-

	185	1,122	638	856

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

8.	PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Note	2013	2013	2012	2011
		USD'000	RMB'000	RMB'000	RMB'000

Included in cost of sales
Cost of inventories sold*		196,352	1,188,657	1,707,801	2,296,298

Included in selling and distribution expenses
Advertising and promotional expenses		40,742	246,639	328,375	352,436
Depreciation of property, plant and equipment		55	336	348	338
Employee benefits expenses:
Wages and salaries		1,259	7,624	11,714	13,752
Pension scheme contributions**		228	1,382	1,941	1,995
		1,487	9,006	13,655	15,747

Included in administrative expenses
Depreciation of property, plant and equipment		995	6,021	6,325	6,831
Employee benefits expenses:
Wages and salaries		1,849	11,192	11,940	13,057
Share-based compensation expense		323	1,960	5,946	7,860
Pension scheme contributions**		278	1,683	1,348	1,329
		2,450	14,835	19,234	22,246
Minimum lease payments under operating leases in respect of office premises and warehouse		98	594	1,290	3,714
Auditors' remuneration		272	1,646	2,604	3,753
Amortization of prepaid land lease payments	14	124	748	748	748
Loss on disposal of items of property, plant and equipment		42	255	619	7
Merger related expenses***		450	2,724	-	-

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

8.	PROFIT BEFORE TAX (continued)

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000

Included in research and development expenses
Depreciation of property, plant and equipment	152	917	918	683
Employee benefits expenses:
Wages and salaries	1,580	9,567	7,249	9,750
Pension scheme contributions**	321	1,943	1,447	1,698
	1,901	11,510	8,696	11,448

Included in other income and gains
Interest income	(2,007)	(12,150)	(15,122)	(11,858)

*	The cost of inventories sold includes approximately RMB49,145,000 (2012: RMB53,162,000; 2011: RMB54,803,000) relating to direct staff cost and RMB10,184,000 (2012: RMB10,623,000; 2011: RMB10,396,000) depreciation of the manufacturing facilities.

**	As of December 31, 2013 and 2012, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years.

***	In 2013, the Company retained legal counsel and financial advisory firm (“professional service providers”) to advise the Company in connection with the potential going private transaction. On December 2, 2013, at the recommendation of the Independent Committee, the Company entered into a merger agreement with the Parent for the going private transaction. The closing of the Merger is subject to customary closing conditions, including shareholders’ approval. The details of the going private transaction are described in Note 1 – Corporate Information. For the year ended December 31, 2013, the Company has incurred non-fundable fees to the professional service providers of RMB2,724,000 (USD450,000). At the closing of the Merger, the Company will incur additional fees of approximately RMB1,423,000 (USD235,000) to the professional service providers.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

9.	DIRECTORS' REMUNERATION

Details of directors' remuneration are as follows:

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000

Other emoluments:
Salaries, bonuses, allowances and benefits in kind	247	1,491	1,228	941
Pension scheme contributions	3	15	9	8

	250	1,506	1,237	949

There was no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2013, 2012 and 2011.

No remuneration was paid by the Group to any of the directors of the Group as an inducement to join or upon joining the Group or as compensation for loss of office for the years ended December 31, 2013, 2012 and 2011.

10.	TAX

Pursuant to the rules and regulations of the BVI and the Cayman Islands, the Group is not subject to any income tax in the BVI and the Cayman Islands. No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the reporting periods. Taxes on profits assessable in the PRC have been calculated at the prevailing rates, based on existing legislation, interpretations and practices in respect thereof.

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000

Current tax - Mainland China
Charge for the year	4,592	27,801	32,213	65,922

Under the new PRC Corporate Income Tax Law (the ''New Corporate Income Tax Law'') and its Implementation Rules (effective on January 1, 2008), the PRC corporate income tax rate for domestic-invested and foreign-invested enterprises is unified to 25%. Accordingly, the applicable tax rate for XDLong Fujian is 25% in 2013, 2012 and 2011. The applicable tax rate for XDLong Jiangxi is 25% in 2013 and 2012.

XDLong China, a foreign-invested enterprise established before the New Corporate Income Tax Law, can continue to enjoy the existing tax holiday whereby it is exempted from the PRC corporate income tax for its first two profitable years, commencing from January 1, 2008, and thereafter is entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years from January 1, 2010 to December 31, 2012. The tax rate applied to XDLong China pre-tax profits is 25% in 2013, and 12.5% in 2012 and 2011.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

10.	TAX (continued)

Pursuant to the agreement between XDLong Jiangxi and the municipal government of Ruichang City, XDLong Jiangxi, a foreign-invested enterprise established after the New Corporate Income Tax Law, is exempted from the PRC corporate local income tax for its first two years and is entitled to a 50% reduction in the PRC corporate local income tax for the subsequent three years, since the first year of production. As of December 31, 2013, XDLong Jiangxi did not commence any production.

A reconciliation of the tax expense applicable to profit before tax using the applicable statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries operated to the tax expense at the effective tax rates are as follows:

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000

Profit before tax	15,419	93,343	231,155	536,004

Tax at the applicable rates (Note)	4,081	24,708	59,905	132,618
Tax exemption due to tax holidays	-	-	(31,890)	(64,041)
Tax effect of expenses not deductible for taxation purposes	511	3,093	4,198	3,721
Income not subject to tax	-	-	-	(6,376)

Tax charge at the Group's effective rate	4,592	27,801	32,213	65,922

Note:	The applicable tax rates from January 1, 2011 were a mix of 25% and 16.5% for entities operating in China and Hong Kong, respectively.

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

As of December 31, 2013 and 2012, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its businesses in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

11.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	December 31
	2013		2013		2012		2011
	USD'000		RMB'000		RMB'000		RMB'000

Earnings
Earnings for the purposes of basic earnings per share and diluted earnings per share		10,827		65,542		198,942		470,082

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share		33,081,656		33,081,656		32,997,441		29,700,010
Effect of dilutive potential ordinary shares
Escrow shares		-		-		-		1,425,863
Earn-out shares		-		-		-		2,212,789
Warrants		-		-		-		927,246
Restricted shares		-		-		-		7,120

Weighted average number of ordinary shares for the purposes of diluted earnings per share		33,081,656		33,081,656		32,997,441		34,273,028
Earnings per share
Basic	USD	0.33	RMB	1.98	RMB	6.03	RMB	15.83
Diluted	USD	0.33	RMB	1.98	RMB	6.03	RMB	13.72

12.	RELATED PARTY TRANSACTIONS

Apart from discussed elsewhere in these financial statements, the Group had the following material transactions with related parties:

(a)	Mr. Lin Shuipan, a director of the Company, Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, and Mr. Ding Dongdong, a director of the Company and the brother in-law of Mr. Lin Shuipan, have guaranteed certain bank loans made available to the Group up to RMB550,000,000 as of December 31, 2013.

(b)	Remuneration of key management personnel of the Group, including amounts paid to the Company’s directors as disclosed in Note 9 to the financial statements, is as follows:

	2013	2013	2012	2011
	USD'000	RMB'000	RMB'000	RMB'000

Salaries, bonuses, allowances and benefits in kind	493	2,983	2,814	2,192
Share-based compensation expense	150	911	1,325	891
Pension scheme contributions	6	32	24	21

	649	3,926	4,163	3,104

(c)	The Company also has a loan from a shareholder that is further described in Note 23.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

13.	PROPERTY, PLANT AND EQUIPMENT
					Furniture,
					fixtures
		Leasehold	Plant and	Motor	and office	Construction
	Buildings	improvements	machinery	vehicles	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Cost:
As of January 1, 2012	285,987	3,227	34,729	5,813	4,320	30,359	364,435
Additions	-	-	366	134	207	64,844	65,551
Disposals	-	(1,436)	-	(398)	(14)	(10)	(1,858)
Exchange realignment	-	-	-	-	(1)	-	(1)

As of December 31, 2012 and January 1, 2013	285,987	1,791	35,095	5,549	4,512	95,193	428,127
Additions	-	-	-	-	4	254,783	254,787
Disposals	-	(13)	(933)	(534)	(46)	-	(1,526)
Exchange realignment	-	(1)	-	-	(2)	-	(3)
As of December 31, 2013	285,987	1,777	34,162	5,015	4,468	349,976	681,385

Accumulated depreciation:
As of and January 1, 2012	60,520	1,081	13,517	3,192	1,811	-	80,121
Provided during the year	12,870	722	3,197	702	722	-	18,213
Written off	-	(779)	-	(336)	(6)	-	(1,121)

As of December 31, 2012 and January 1, 2013	73,390	1,024	16,714	3,558	2,527	-	97,213
Provided during the year	12,869	537	2,915	456	681	-	17,458
Written off	-	(6)	(701)	(184)	(22)	-	(913)

As of December 31, 2013	86,259	1,555	18,928	3,830	3,186	-	113,758

Carrying amount:
As of December 31, 2012	212,597	767	18,381	1,991	1,985	95,193	330,914

As of December 31, 2013	199,728	222	15,234	1,185	1,282	349,976	567,627

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
As of December 31, 2013	32,993	36	2,516	196	212	57,812	93,765

The Group's buildings are situated in Mainland China and are held on land under medium term leases (lease with a term less than 50 years). The leases of the said land expire in 2056.

As of December 31, 2013, no buildings were pledged to secure general banking facilities granted to the Group. As of December 31, 2012, certain Group's buildings with a carrying amount of approximately RMB212,597,000 were pledged to secure general banking facilities granted to the Group (Note 22).

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

14.	PREPAID LAND LEASE PAYMENTS

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Carrying amount at January 1	4,584	27,751	28,499
Recognized during the year	(124)	(748)	(748)

Carrying amount at December 31	4,460	27,003	27,751
Current portion included in prepayments, deposits and other receivables (Note 18)	(106)	(648)	(648)

Non-current portion	4,354	26,355	27,103

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

December 31, 2013

14.	PREPAID LAND LEASE PAYMENTS (continued)

Management based its conclusion on the fact that local government officials have provided verbal assurances that they do not intend to take punitive action for the Group's failure to commence construction, management has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

As of December 31, 2013, the carrying amount of this piece of land was RMB5,093,000 (2012: RMB5,216,000).

15.	Deposit paid for acquisition of land use rights

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Carrying amount at January 1	24,776	149,986	73,030
Additions	-	-	76,956

Carrying amount at December 31	24,776	149,986	149,986

As of December 31, 2013 and 2012, a total deposit of RMB149,986,000 was paid for land use rights over two parcels of land located in Fujian Province and Jiangxi Province.

As of December 31, 2013 and 2012, the deposit of RMB26,230,000 was fully paid for land use rights over a parcel of land in Jinjiang, Fujian Province, the PRC. On May 17, 2010, May 20, 2010, November 18, 2010 and January 3, 2011, four sales and purchase agreements were entered into between the Group and the independent third parties for the transfer of the right arising from the aforesaid deposit paid at a consideration of RMB5,400,000, RMB7,640,000, RMB600,000 and RMB7,590,000, respectively. RMB5,000,000 was paid to the Jinjiang Municipal Bureau of Land and Resources for the application of the land use right. The Group plans to use this parcel of land for the construction of new staff quarters. The construction work has been completed and the internal renovation is expected to be completed in 2014. The Group is in the process of obtaining the relevant State-owned Land Use Rights Certificate as of December 31, 2013.

As of December 31, 2013 and 2012, the deposit of RMB123,756,000 was paid and payable for the land use rights over a parcel of land in Ruichang, Jiangxi Province, the PRC.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

15.	Deposit paid for acquisition of land use rights (continued)

On December 1, 2012, a sales and purchase agreement was entered into for the transfer of the right of the aforesaid parcel of land of 193,333 square meters. The land purchase proposal for remaining parcel of land of 206,667 square meters has not been finalized and is subject to municipal and administrative approvals. Upon completion of the construction of our new production facility in Ruichang City, the Group expects its annual production capacity for our footwear products to increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. The Group believes increased in-house production capacities will give more control over production process and allow it to reduce costs. Ultimately, the expansion of in-house production capacity will help to increase gross profit margins, as the Group can reduce the reliance on outsourced manufacturing. It is an important part of the long-term strategy of the Group to gain better control on production, increase economies of scale, enhance profitability and capture a greater market share.

The Group plans to use this parcel of land for the construction of a new production facility. Since the construction plan was revised, the first phase of the new production facility is expected to be extended for the completion by the end of 2014. The outstanding amount of RMB78,120,000 as of December 31, 2013 and 2012 is disclosed as a capital commitment in Note 28(a).

The Group is in the process of obtaining the relevant State-owned Land Use Rights Certificate of the aforesaid parcel of land of 193,333 square meters as of December 31, 2013.

The deposits will be reclassified to the respective account under the non-current assets upon the transfers of legal title.

16.	INVENTORIES

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Raw materials	1,009	6,107	3,963
Work in progress	250	1,514	2,159
Finished goods	1,880	11,380	5,533

	3,139	19,001	11,655

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

17.	TRADE RECEIVABLES

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Trade receivables	188,954	1,143,872	1,084,535
Impairment	-	-	-

	188,954	1,143,872	1,084,535

The Group's trading terms with its customers (independent distributors) are mainly on credit. The credit period is generally for a period of six months. The Group monitors and controls the outstanding amounts due from the distributors on an on-going basis and requires the distributors to make continuous payment before getting new products.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Group's trade receivables as of December 31, 2013 and 2012, based on the invoice date, is as follows:

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Within 60 days	56,135	339,823	271,743
61 to 90 days	39,702	240,343	165,530
91 to 180 days	93,117	563,706	647,262
181 to 360 days	-	-	-

	188,954	1,143,872	1,084,535

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

17.	TRADE RECEIVABLES (continued)

An aging of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past
	due nor	Less than	31 to	Over
	impaired	30 days	120 days	120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

December 31, 2012	1,084,535	-	-	-	-	1,084,535
December 31, 2013	1,143,872	-	-	-	-	1,143,872

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000

December 31, 2013	188,954	-	-	-	-	188,954

Receivables that were neither past due nor impaired relate to customers with no recent history of default.

The carrying amounts of trade receivables approximate to their fair values.

18.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Deposits to suppliers	2,360	14,289	19,997
Prepaid advertising	549	3,321	1,478
Prepaid expenses	94	570	1,004
Prepaid land-lease payments	106	648	648
Rental deposits	5	30	610
Other receivables	144	861	659

	3,258	19,719	24,396

All of the other receivables are expected to be recovered or recognized as expense within one year. Staff advances included in other receivables are considered as financial assets in the scope of IAS 39.

The carrying amount of prepayments, deposits and other receivables approximate to their fair value.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

19.	CASH AND CASH EQUIVALENTS

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Time deposits	49,556	300,000	400,000
Cash and bank balances	30,832	186,647	237,184

Cash and cash equivalents	80,388	486,647	637,184

At the end of the reporting period, the cash and cash equivalents of the Group denominated in RMB amounted to RMB484,790,000 (2012: RMB622,631,000). RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. The carrying amount of cash and bank balances approximate to their fair values.

20.	TRADE PAYABLES

An aging analysis of the Group's trade payables, based on the invoice date, is as follows:

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Trade payables-Within 90 days	9,773	59,160	8,831

The trade payables are non-interest-bearing and are normally settled on 30- to 90-day terms. All of the trade payables are expected to be settled within one year.

The carrying amount of trade payables approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

21.	DEPOSITS RECEIVED, OTHER PAYABLES AND ACCRUALS

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Accrued liabilities	6,670	40,383	35,870
Value added tax payables	171	1,032	11,790
Deposits received	1,734	10,500	11,000
Accrued IPO expenses	485	2,934	3,021

	9,060	54,849	61,681

Deposits received primarily relate to deposits made by distributors in accordance with the distributorship agreements. Each distributor must pay the Group a fixed sum of RMB500,000 as security for the performance of their obligations under the distributorship agreement. The Group has the right not to refund the deposit to the distributors if they do not comply with the terms stipulated in the distributorship agreements. The Group will refund the deposit to a distributor upon the expiration of the distributorship agreement should either party decide not to renew the agreement. During the term of the distribution agreement, the Group has the right to terminate the distribution agreement, at its sole discretion and at any time, if the distributions cannot meet certain sales target and payment requirements. Accordingly, management considers it appropriate to classify the deposits from the Group’s distributors as a current liability.

The carrying amount of deposits received, other payables and accruals approximate to their fair value.

22.	INTEREST-BEARING BANK BORROWINGS

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Current
Bank loans - repayable within one year
- Secured	-	-	10,000
- Unsecured	1,652	10,000	20,000
	1,652	10,000	30,000

As at December 31, 2013, a bank loan of RMB10,000,000 is interest bearing at an annual rate of 6.0%, secured by personal guarantees from Mr. Lin Shuipan, Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, and Mr. Ding Dongdong, a director of the Company and the brother in-law of Mr. Lin Shuipan, to the extent of RMB550,000,000 (Note 12(a)), and due for payment on December 8, 2014.

As at December 31, 2012, (i) a bank loan of RMB10,000,000 was interest bearing at an annual rate of 6.56%, secured by mortgages over certain buildings of the Group situated in the Mainland China (Note 13) to the extent of RMB79,530,000, and was repaid in February 2013; and (ii) a bank loan of RMB20,000,000 was interest bearing at an annual rate of 5.4%, secured by personal guarantees from Mr. Lin Shuipan, Ms. Chen Xiayu, the spouse of Mr. Lin Shuipan, and Mr. Ding Dongdong, a director of the Company and the brother in-law of Mr. Lin Shuipan, to the extent of RMB635,000,000, and was repaid in Dec 2013.

The above bank loans were denominated in RMB. Because of the short maturity, the carrying amounts of the bank loans approximate to their fair values.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

23.	LOAN FROM A SHAREHOLDER

In June 2013, the Company obtained a loan of HKD60.0 million (RMB48.7 million) from a shareholder which is interest bearing at an annual rate of 7.0% and repayable on May 31, 2015. During the year, interest expenses of RMB1.9 million were incurred and remained outstanding as of December 31, 2013. The shareholder loan was obtained to finance the construction project in Jiangxi Province.

The carrying amount of the loan from a shareholder approximates its fair value.

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

The contingent shares issuable under the escrow and the additional earn-out shares are accounted for as a financial instrument liability that is adjusted to fair value at each reporting date, with changes in fair value being recognized currently in the consolidated statements of profit or loss. Once a measurement period for the issuance of such contingent shares ends, the contingent share liability related to that period is no longer conditional, and the obligation is reclassified from liability to equity, if the shares have been earned, based on the fair value of the obligation at the end of the measurement period. The activities in the contingent share liability during 2011, 2012 and 2013 were as follows:

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

24.	SHAREHOLDERS' EQUITY (continued)

(a).	Common Stock (continued)
(a)(i).	Common Stock – Escrow Agreement (continued)

RMB'000
Contingent share liability as of January 1, 2011	139,168
Change in fair value during 2011 with a charge to profit or loss	(38,645)
Reclassification of 2011 contingent share liability at December 31, 2011 from a liability to equity	(94,069)
Exchange rate effect	(6,454)
Contingent share liability as of December 31, 2011, 2012 and 2013	-

Number of Shares

Contingent shares issuable as of January 1, 2011	3,638,652
Contingent shares earned in 2011, to be released from escrow and issued in 2012	(3,638,652)
Contingent share issuable as of December 31, 2011, 2012 and 2013	-

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

24.	SHAREHOLDERS' EQUITY (continued)

(a).	Common Stock (continued)
(a)(i).	Common Stock – Escrow Agreement (continued)

METHODOLOGY — VALUATION OF CONTINGENT CONSIDERATION (continued)

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

METHODOLOGY — VALUATION OF FINALIZED CONSIDERATION

The fair value of the finalized considerations as of December 31, 2011 was calculated through multiplication of the actual quantities of the issuable Escrow Shares and Earn-out Shares by both the prevailing market price as of valuation date and the appropriate marketability discount.

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

December 31, 2011

Volatility	56%-65%
Marketability discount	18%-20%
Current stock price	USD4.9
Dividend yield	0.0%

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

24.	SHAREHOLDERS' EQUITY (continued)

(a).	Common Stock (continued)
(a)(ii).	Common Stock – Investment Agreement

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

The Company extended the date of expiration of Exceed's existing USD10 million share repurchase program from February 14, 2012 to August 14, 2012. The Company purchased 196,213 of its ordinary shares from January 1, 2012 to August 14, 2012, at an average price of USD3.48 per share, for an aggregate cost of approximately USD0.7 million (approximately RMB4.3 million), with a balance of approximately USD7.5 million available for further repurchases under the share repurchase program. The share repurchase program expired on August 14, 2012.

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

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

24.	SHAREHOLDERS' EQUITY (continued)

(c).	Common stock warrants (continued)

The Company's publicly traded warrants expired in accordance with their terms on November 8, 2011. 922,915 warrants were exercised during the period from October 21, 2009 to November 8, 2011, generating USD4,674,000 in cash for the Company. As of December 31, 2013 and 2012, the Company had no warrants outstanding. The common stock warrants were treated as equity instruments according to IAS 32 paragraph 22.

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

In 2011, the Company granted 338,000 restricted shares to its non-executive directors, senior management and certain employees. Restricted shares of 50,086 were granted outright to the non-executive directors and certain employees in 2010. 163,000 restricted shares granted in 2011 will be vested 25%, 30% and 45% after the first year, second year and third year, respectively. The remaining granted restricted shares will be generally vested in equal installments over three years. No restricted shares were granted in 2012 and 2013.

Share-based compensation expense related to the restricted shares under the Plan of RMB2.0 million (USD323,000), RMB5.9 million and RMB7.9 million was recognized in profit or loss in 2013, 2012 and 2011, respectively.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

25.	EQUITY INCENTIVE PLAN (continued)

The following restricted shares were outstanding under the Plan during the years:

		Weighted
		Average
		Grant-date
	Number	Fair Value
Unvested Restricted Shares	of Shares	USD
At January 1, 2011	354,000	7.26
Granted during the year	338,000	5.56
Vested during the year	(205,665)	7.53
Forfeited during the year	(145,918)	6.45

At December 31, 2011 and January 1, 2012	340,417	5.75
Vested during the year	(144,166)	6.34
Forfeited during the year	(54,850)	5.33

At December 31, 2012 and January 1, 2013	141,401	5.31
Vested during the year	(101,684)	6.33
Forfeited during the year	(6,383)	7.86

At December 31, 2013	33,334	4.09

26.	CONTINGENT LIABILITIES

At December 31, 2013, the Group is not aware of any significant contingent liabilities (2012: Nil).

27.	OPERATING LEASE ARRANGEMENTS

The Group leases certain of its office premises under operating lease arrangements. Leases for these properties are negotiated for terms ranging from 1 to 3 years.

As of the end of each reporting period, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Within one year	5	30	447
In the second to fifth years, inclusive	-	-	-

	5	30	447

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

28.	COMMITMENTS

(a)	Capital commitments

Total commitments under these arrangements at the end of each reporting period were as follows:

	2013	2013	2012
	USD'000	RMB'000	RMB'000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
- XDLong Jiangxi	43,849	265,448	321,520

Contracted for commitment in respect of
- acquisition of land	12,905	78,120	78,120
- construction of new staff quarters in Jinjiang	2,105	12,741	7,239
- construction of new production facility in Ruichang	19,440	117,687	163,629

	78,299	473,996	570,508

(b)	Other commitments

Other commitments at the end of each reporting period were as follows:

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Advertising and promotional expenses
2013	-	-	2,032
2014	643	3,892	-
2015	965	5,839	-
2016	965	5,839	-
2017	965	5,839	-
2018	625	3,791	-
	4,163	25,200	2,032

Research and development (Note (i))
2013	-	-	500
2014	127	767	500
2015	82	500	500
2016	62	375	375
	271	1,642	1,875

	4,434	26,842	3,907

Note (i):	The agreement with the China Institute of Sport Science was renewed in October 2011. The Group has committed to pay predetermined annual fees of RMB500,000 to the China Institute of Sport Science for each of the years in the period from October 2011 to October 2016 for their assistance with the research and development of technology for its sports footwear and apparel, and the promotion of the technology content of its products.

EXCEED COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

29.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of each reporting period are as follows:

Financial assets – Loans and receivables (including cash and cash equivalents)

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Trade receivables	188,954	1,143,872	1,084,535
Other receivables	26	157	158
Cash and cash equivalents	80,388	486,647	637,184

	269,368	1,630,676	1,721,877

Financial liabilities

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Other financial liabilities at amortized costs
Trade payables	9,773	59,160	8,831
Other payables	6,823	41,306	36,454
Interest-bearing bank borrowings	1,652	10,000	30,000
Loan from a shareholder	8,052	48,747	-

	26,300	159,213	75,285

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

The Group's principal financial instruments comprise bank borrowings, trade receivables and cash and cash equivalents. The main purpose of these financial instruments is to fund the Group's operations. The Group has various financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

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

December 31, 2013

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

At the end of reporting period, the Group is exposed to certain credit risks as 11.8% and 41.8% (2012: 11.8% and 41.6%) of the total trade receivables were due from the Group's largest and the five largest customers, respectively.

During the year ended December 31, 2013, one customer accounted for 12.2% of consolidated net sales of the Company. During the year ended December 31, 2012, one customer accounted for 12.1% of consolidated net sales of the Company. During the year ended December 31, 2011, two customers accounted for 12.6% and 11.0% of consolidated net sales of the Company, respectively.

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

December 31, 2013

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate bank and other borrowings.  The Group did not have any variable-rate bank borrowings as of December 31, 2013 and 2012.

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

The table below summarizes the maturity profile of the Group's financial liabilities as of the end of reporting period based on contractual undiscounted cash flow:

December 31, 2013	On demand	Less than 3 months	3 to 12 months	More than 12 months	Total		Carrying amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	USD'000
Interest-bearing bank borrowings	-	-	10,562	-	10,562	1,745	10,000	1,652
Loan from a shareholder	-	-	-	53,402	53,402	8,821	48,747	8,052
Other financial liabilities	10,500	30,806	-	-	41,306	6,823	41,306	6,823
Trade payables	-	59,160	-	-	59,160	9,773	59,160	9,773

	10,500	89,966	10,562	53,402	164,430	27,162	159,213	26,300

	On	Less than	3 to 12		Carrying
December 31, 2012	demand	3 months	months	Total	amount
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Interest-bearing bank borrowings	-	10,082	20,990	31,072	30,000
Other financial liabilities	11,000	25,454	-	36,454	36,454
Trade payables	-	8,831	-	8,831	8,831

	11,000	44,367	20,990	76,357	75,285

EXCEED COMPANY LTD.AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

30.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

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

The Group is not subject to any externally imposed capital requirements as imposed by any financial institutions.

The Group monitors capital on the basis of debt-to-adjusted capital ratio, which is calculated as the net debt divided by adjusted capital. The debt-to-adjusted capital ratios as of the end of reporting period were as follows:

	2013	2013	2012
	USD'000	RMB'000	RMB'000

Interest-bearing bank borrowings	1,652	10,000	30,000
Loan from a shareholder	8,052	48,747	-
Trade payables	9,773	59,160	8,831
Less: Cash and cash equivalents	(80,388)	(486,647)	(637,184)

Net debt	(60,911)	(368,740)	(598,353)

Total equity	368,502	2,230,798	2,162,904

Debt-to-adjusted capital ratio	N/A	N/A	N/A

Fair values

No disclosure of fair value is required as all of the Group’s financial assets and liabilities are carried at amounts not materially different from their fair values at December 31, 2013 and 2012.

31.	IMMEDIATE AND ULTIMATE CONTROLLING PARTY

At December 31, 2013, the directors consider the immediate and ultimate controlling party of the Group to be Mr. Lin.

EXCEED COMPANY LTD.AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

32.	EVENTS AFTER THE REPORTING PERIOD

(i)	The extraordinary general meeting of shareholders for the approval of the going private transaction was originally scheduled for April 16, 2014, but the meeting was adjourned due to a delay in financing on the part of Mr. Lin. Our board of directors has been advised that financing will become available no later than May 31, 2014. Notice of the adjourned meeting will be sent to shareholders when Mr. Lin confirms that the merger consideration has been deposited into a bank account outside of the PRC.

(ii)	On April 1, 2014, the Company obtained a loan of HKD1.0 million (RMB0.8 million) from a shareholder which is interest bearing at an annual rate of 7.0% and repayable on March 31, 2016. The shareholder loan was obtained as the working capital of the Company.

(iii)	On April 7, 2014, the Company obtained a loan of HKD1.0 million (RMB0.8 million) from a shareholder which is interest bearing at an annual rate of 7.0% and repayable on April 6, 2016. The shareholder loan was obtained as the working capital of the Company.

(iv)	On April 25, 2014, the Company obtained a loan of USD0.2 million (RMB1.2 million) from a shareholder which is interest bearing at an annual rate of 7.0% and repayable on April 24, 2016. The shareholder loan was obtained as the working capital of the Company.

33.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 30, 2014.

